Annual Report 2024

Prudential plc

HK Stock Code: 2378

Our purpose

We are Prudential.

For every life, we are Partners.
For every future, we are Protectors.

Our mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions.

**Find our whole reporting suite
at prudentialplc.com**

This report contains references to Prudential plc's website. These references are for readers' convenience only and information included on Prudential plc's website is not incorporated in, and does not form part of, this annual report.

The Directors' report of Prudential plc for the year ended 31 December 2024 is set out on pages 156 to 203 and 360 to 418 and includes the sections of the annual report referred to in these pages.

Strategic Report

Key financial metrics

Delivering the next chapter of growth

Earnings

Key summary financials	2024 $m	2023 $m	Change on AER basis	Change on CER basis
Adjusted operating profit	**3,129**	2,893	8%	10%
Adjusted operating profit after tax	**2,582**	2,449	5%	7%
Basic earnings per share based on adjusted operating profit* (cents)	**89.7**	89.0¢	1%	2%
IFRS profit after tax	**2,415**	1,712	41%	43%
Basic earnings per share based on IFRS profit after tax* (cents)	**84.1**	62.1¢	35%	37%

Value

Key summary financials	2024 $m	2023 $m	Change on AER basis	Change on CER basis (and for NBP only excluding interest rate and other economic movements)
APE sales	**6,202**	5,876	6%	7%
Present value new business premiums (PVNBP)	**30,612**	28,737	7%	8%
New business profit (EEV)	**3,078**	3,125	(2)%	11%
New business margin (% APE)	**50**	53	(3)ppts	2ppts
Life weighted premium income	**25,409**	24,001	6%	7%
Group EEV equity*	**44,218**	45,250	(2)%	n/a
Group EEV equity per share (US$)*	**16.64**	16.43	1%	n/a
EEV operating profit	**4,828**	4,546	6%	7%
Operating return on embedded value (%)	**12**	12	–ppts	n/a
Group EEV per share ($)*	**16.36**	16.15	1%	n/a
Eastspring funds under management/advice ($bn)	**258.0**	237.1	9%	n/a

Capital

Key summary financials	2024 $m	2023 $m	Change on AER basis
IFRS shareholders' equity*	**17,492**	17,823	(2)%
IFRS shareholders' equity per share (US$)*	**6.58**	6.47	2%
Operating return on IFRS shareholders' equity (%)*	**14**	14	–ppts
Adjusted total comprehensive equity* #	**36,660**	37,346	(2)%
Operating free surplus generated from in-force insurance and asset management business	**2,642**	2,740	(4)%
Free surplus excluding distribution rights and other intangibles*	**8,604**	8,518	1%
Free surplus ratio (%)	**234**	242	(8)ppts
Group leverage ratio (Moody's basis) (%)	**13**	14	(1)ppts
Shareholder GWS coverage ratio over GPCR (%)	**280**	295	(15)ppts
Total GWS coverage ratio over GPCR (%)	**203**	197	6ppts
Dividend per share (cents)	**23.13**	20.47	13%

* Presented after deduction of non-controlling interests. For 2024 non-controlling interests include the 49 per cent non-controlling interest in our conventional life business in Malaysia.
\# Includes IFRS shareholders' equity and contractual service margin net of tax and other adjustments. See "Definitions of Performance Metrics" for further information.

"In 2024 we made good progress in executing on our strategy to improve our operational capabilities and deliver growth. Our focus is on writing quality new business alongside managing our in-force business and improving variances by enhancing operational delivery and serving our customers' needs."

Anil Wadhwani, Chief Executive Officer

Our business at a glance

A trusted partner for millions

Our life and health insurance and asset management solutions serve over 18 million customers across 24 markets in Asia and Africa. We are headquartered in Hong Kong and have dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU).


Our markets
Life insurance – offering a range of products including health and protection
Asset management
Mainland China
Korea
Japan
India
Myanmar
Laos
Macau
Hong Kong
Taiwan
Thailand
Cambodia
Vietnam
Philippines
Malaysia
Singapore
Indonesia
Nigeria
Ghana
Cote D'Ivoire
Togo
Cameroon
Uganda
Kenya
Zambia

Our markets	Life business market ranking[1]	APE sales	Top 10 asset manager[2]	Eastspring funds under management or advice[3]
Hong Kong and Macau	**Top 5**	**$2,063m**	✓	**$6.5bn**
Indonesia	**Top 3**	**$262m**	✓	**$3.3bn**
Mainland China	**Top 5**	**$464m**		**$11.6bn**
Malaysia	**Top 3**	**$406m**	✓	**$14.6bn**
Singapore	**Top 3**	**$870m**	✓	**$124.5bn**
Other Markets:				
Africa	**Top 3 in 3 markets**	**$146m**		
Cambodia	**Top 3**	**$23m**		
India	**Top 3**	**$276m**	✓	**$51.5bn**
Japan				**$7.1bn**
Korea				**$6.7bn**
Laos	**Top 3**	**<$1m**		
Myanmar	**Top 3**	**$6m**		
Philippines	**Top 3**	**$164m**		
Taiwan	**Top 3**	**$1,092m**		**$9.6bn**
Thailand	**6th**	**$308m**	✓	**$12.1bn**
Vietnam	**Top 3**	**$121m**	✓	**$7.1bn**

(1) As reported at full year 2024 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on nine months ended September 2024: Mainland China, Hong Kong, Uganda (Africa), three months ended March 2024: PPMZ (Africa), and full year 2023: Laos, Zambia (Africa), Ghana (Africa), Nigeria (Africa) and Kenya (Africa).
(2) As reported at full year 2024. Sources include local regulators, asset management association, investment data providers and research companies (eg Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets.
(3) Full year 2024 Group's share of funds under management or advice based on the market where the funds are contractually managed. Excludes funds managed in Luxembourg and US.

Investment case

"Our initiatives in the year underscore our disciplined capital management and our focus on improving shareholder returns."

Anil Wadhwani
Chief Executive Officer

A compelling investment proposition

Clear strategy to accelerate value creation through operational and financial discipline

 **Customers**

Top-quartile
net promoter score* by 2027

 **Employees**

Top-quartile
engagement score* by 2027

 **Shareholders**

15 to 20% CAGR
for new business profit from 2022–2027[5], to deliver at least $4.4 billion operating free surplus generation in 2027[5]*

 **Communities**

Net zero by 2050,
55% reduction in weighted average carbon intensity* by 2030

Strong and highly resilient capital position

Strong and highly resilient capital position, reflecting a long-held quality focus.

280%
GWS shareholder coverage ratio over GPCR

Trusted household brand

18 million
customers

over **175 years**
of history

Leading positions in high-growth life and savings markets driven by significant need for protection and rising wealth.

 **Top 3**
positions in ten Asian life markets[1]

Broad footprint across Asia and Africa

4 billion
combined population[2]

c $1 trillion
growth opportunity in our markets over the next 10 years[3]

Multi-channel distribution at scale

c 65,000
monthly average active agents*

The #1
independent insurer in Asia bancassurance[4]

 **Top 3**
positions in three African life markets[1]

---

* The definitions of the key metrics we use to discuss our performance in this report are set out in the "Definitions of performance metrics" in the Glossary later in this document.

(1) As reported at full year 2024 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales premium. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on eleven months ended November 2024: Thailand, nine months ended September 2024: Mainland China, Hong Kong, Malaysia, Uganda (Africa), three months ended March 2024: PPMZ (Africa), and full year 2023: Laos, Zambia (Africa), Ghana (Africa), Nigeria (Africa) and Kenya (Africa).

(2) Source: United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2022.

(3) Source: Swiss Re forecast (July 2023) Forecast incremental annual gross written premium in 2033 compared with 2022.

(4) Based on FY2022 data from local regulators, industry associations and Prudential's internal data. Estimates are based on market intelligence if data is not publicly available.

(5) The objectives assume exchange rates at December 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that existing EEV and free surplus methodology at December 2022 will be applicable over the period.

Chair's statement



Delivering on our strategy with a clear purpose

Dear shareholder,

Since the launch of our refreshed strategy, purpose and values in 2023, we have focused on the execution of this strategy and the operational transformation required to deliver sustainable, long-term shareholder value across our business in Asia and Africa. 2024 was the first full year for Prudential's new leadership, with Anil and his team working at pace to transform the company to take full advantage of the market opportunities that will benefit our shareholders and customers alike.

This effort is taking place against a complex and volatile geopolitical backdrop. Companies with exposure to China faced challenging market sentiment during 2024 that weighed heavily on Prudential's share price performance, which has been disappointing. We remained focused on creating the value we believe our business transformation can deliver. There were positive signs across most of our other markets in 2024, including returns to pre-pandemic growth trends across the sector, and in the quality of our operating performance as it developed during the year. While we recognise the work we have to continue to do to improve the consistency of our performance, what we achieved through the year provides positive indicators which underpin confidence in our progress and the direction of the business.

In 2024, we achieved new business profit growth of eleven per cent[1], within our guidance range of nine to thirteen percent and delivered gross operating free surplus generated from in-force insurance and asset management business (gross OFSG) of $2.6 billion. This gives us confidence that we are on track to achieving the two key financial objectives we set in 2023 for new business profit and gross OFSG.

With important strides made by Anil and his leadership team in 2024, our priority is to continue, within a rigorous capital allocation and shareholder return framework, to invest to build a successful platform on the foundations of Prudential's strong brand and franchise, delivering high quality business and earnings, and monitoring performance against clear metrics. Achieving these goals requires significant work to continue across agency productivity, customer

propositions, technology and operations, and our health, wealth and asset management businesses.

Delivering against our strategy, with clear capital allocation and financial resilience

We firmly believe that aligning our purpose with a clear and simple strategy will deliver value to shareholders and customers alike, through addressing the long-term needs for health, protection, savings and investment solutions arising from structural growth and demographic trends in Asia and Africa. We believe we can contribute meaningfully through our products and services to growing middle classes in our markets which account for half the world's population, with China, India, Indonesia and Malaysia projected to see five per cent GDP growth or more in 2025.

There are important distinctions between and within our markets, including how customers with different levels of income and wealth approach protection and savings. Our higher income markets of Hong Kong and Singapore have greater penetration, whilst life insurance penetration in many of our markets is currently only around two to three per cent, with significant out-of-pocket health spending. With continuing health, protection and savings gaps and where social safety nets vary considerably, we are focused on where and how we can best deliver value and meet these needs.

This means continuing to invest in our capabilities between now and 2027 and delivering significant change in the way that we operate. We do so from a position of financial strength, executing our strategy with operational and financial discipline and ensuring our capital position remains strong.

In June 2024, after considering our capital position and projected utilisation, we provided an update on our capital management, reaffirming that we will continue to carefully manage our capital allocation, with investment decisions judged against the alternative of returning surplus capital to shareholders. Within that framework we will continue to prioritise profitable new business subject to attractive hurdle rates of return and enhancements to our capabilities and franchise as we execute our strategy.

Alongside this update, we announced a $2 billion share buyback programme to return capital to shareholders. Repurchases of $785 million were completed by the end of December 2024, with the remainder expected to be completed by the end of 2025, ahead of our original guidance of mid-2026. We continue to assess the deployment of free surplus against Prudential's growth aspirations, an efficient balance sheet, and our liquidity and capital needs.

In line with our policy, the Board has approved a 2024 second interim cash dividend of 16.29 cents per share (2023: 14.21 cents per share). When this is combined with the first interim dividend the total dividend for the year is 23.13 cents per share (2023: 20.47 cents per share), an increase of 13 per cent. This reflects the Board's continued confidence in our strategy, the strength of our balance sheet, and our emphasis on ensuring we balance delivering value and returns to shareholders with investments in new business and capabilities.

The Board

After a period of careful but significant change at the Board to ensure it best served an operating company focused on Asia and Africa, in 2024 we focused our ways of working to best support and constructively challenge the management team as they implement the transformation needed to deliver our strategy. The Board engaged with a wide range of stakeholders, holding Board meetings in Malaysia and Singapore, as well as regular meetings in Hong Kong, while Risk Committee members visited Vietnam. We were pleased to hold our AGM in Hong Kong for the first time in May and to meet retail shareholders at an informal event in London in September.

I have benefitted from discussions with a wide group of investors throughout the year and the Board reflected in December on findings from independent investor surveys that canvassed views of current and potential investors across multiple geographies. This has provided us with valuable insights as we work through our priorities for next year and beyond.

Recognising feedback from shareholders, the Board and Audit Committee considered our reporting basis for embedded value. Alongside our 2024 interim results, we announced plans to move to a Traditional Embedded Value (TEV) calculation basis following the 2024 full year results. This will increase the comparability of our external reporting to our key peers, reduce the macro-economic driven volatility seen in our embedded value reporting, and improve the transparency of underlying growth in our new business profit and embedded value.

Investing in our people, the markets and communities we serve

Our strategy and our approach to sustainability is aligned with the policies and needs of our markets, shaping how we work for and with policymakers, regulators and customers, and how we invest in our people and the communities and economies in which we operate.

In our *Financing the Transition Framework* published in September 2024, we set out a detailed approach which guides our rigorous selection of investments to support a fair and equitable energy transition in emerging markets while meeting our fiduciary duty to our shareholders and customers. It recognises that our markets face significant challenges in securing sustainable and affordable energy alongside delivering economic prosperity. The Framework is an illustration of our strategic intent to drive value creation for the business while supporting sustainable and equitable long-term growth in our markets.

We believe this growth will be supported by efforts to improve financial inclusion and support climate resilience. Through our community investment arm, the Prudence Foundation, we have created programmes with long-term impact like Cha-Ching, our flagship financial literacy initiative that has reached millions of young people. Supported by the Foundation, the business is expanding our inclusive insurance offerings, exploring approaches which could in time translate into commercial products and services that can address new segments of our underpenetrated markets.

We know we are able to deliver better products and services when our people reflect the diversity of our markets and the needs of our customers and communities. The Board has welcomed the focus from Anil and the leadership team on the talent and skills we need, alongside the work of embedding the performance-oriented, meritocratic and inclusive culture and values throughout the organisation, which we believe are at the heart of our success. We are focused on developing a culture based on clear values and investing in capabilities throughout our workforce that can help our people deliver the long-term performance of the business.

Given the scope and operational importance of our sustainability strategy, in 2024 the Responsibility and Sustainability Working Group became a full Board Sustainability Committee, chaired by George Sartorel. More details on our focus and progress can be found in our Sustainability Report from page 100.

Looking ahead

Our performance in 2024 gives us confidence we can deliver high quality products and services to our customers in the structural growth markets of Asia and Africa and, in doing so, create long-term value for our shareholders. We are enhancing our distribution productivity, customer proposition, technology platform and talent, building on our foundations and concentrating on the areas we believe will drive our future success. Recognising the progress made in 2024, we are highly optimistic that our focus will see Prudential's performance accelerate in the years ahead.

On behalf of the Board, I would like to thank all our colleagues across Prudential for their continued dedication and commitment to achieving the present and future value promised through our transformation.

Thank you, all, for your support.

Shriti Vadera
Chair

Note
1 Excluding interest rate and other economic movements.

Our clear and simple strategy

Our purpose

We are Prudential.

For every life, we are Partners.
For every future, we are Protectors.

Our mission is to be the most trusted partner and protector for this generation and generations to come by providing simple and accessible financial and health solutions.

"For Every Life" speaks to our ambition to meet the huge under-served needs of potentially four billion people across our markets in Asia and Africa. With the collective wisdom of our talented people, we will partner with customers to improve their health and financial understanding so that they can build the life they want.

"For Every Future" speaks to our ambition to add value to the wider community, for a more sustainable and inclusive future. We are here to protect this generation, just as we have previous generations, and those we are yet to meet.

Organisational model replicating successes at pace and scale

Multi-market growth engines

Read more about our markets on p. 14 to 15 and p. 44 to 54

| Greater China | ASEAN | India | Africa |

Strategic pillars

Read more about our strategic pillars on p.24 to 27

Enhancing customer experiences

Technology-powered distribution

Transforming health business model

Group-wide enablers

Open-architecture technology platform

Engaged people & high-performance culture

Wealth and investment capabilities

Value creation for all stakeholders

Read more about our stakeholders on p.89 to 99

Customers

Employees

Shareholders

Communities

Managing our risks

Thoughtful risk management through advocating the interests of our people, customers, regulators and shareholders

Read more about risk management from p.55

Underpinned by the three pillars of our sustainability strategy

Simple and accessible health and financial protection • Responsible investment • Sustainable business

Read more on p.101 of our Sustainability Report

Market review

Multi-market growth engines

We have extensive access to the some of the world's fastest growing markets. Our strategic plan leverages this unique advantage to deliver growth across our target markets.

Socioeconomic trends



Low levels of insurance cover

Penetration of GDP[1] (%)

UK	India	ASEAN	Greater China
8.1	3.0	2.6	2.5



Significant need for protection

Out-of-pocket health expenditure[2] (%)



Asia	US
43	11



Rising wealth

Growth opportunity of

c $1 trillion

in our markets over the next 10 years[9].

50%

of global population[3] within our markets.

>$150 trillion

household wealth in Asia[4], including c $20 trillion household deposits in Mainland China.

Description of trend

Single-digit life insurance penetration rates and limited pension and social security provision have created huge health, protection and mortality gaps in Asia.

Description of trend

In Asia, people pay for about four times more of their health costs from their own pockets than in the US – creating a big demand for products that offer people support for their health expenses.

Description of trend

A rapidly rising middle-class population in Asia is expected to lead to increased awareness of, and demand for, protection and wealth management solutions. These changing dynamics also lead us to believe there is scope for increasing participation in wealth management propositions.

How Prudential is responding:

Our customer-centric strategy sets out how we will deliver on our purpose and capture the opportunities presented by these long-term trends over the five years from 2022 to 2027. We are committed to evolving from being organised around products and channels to being the most trusted partner to our customers throughout their life journeys. We are building a sustainable growth platform through targeted investment in structural growth markets across Asia and Africa. We believe that consistent delivery of our strategy will enable us to meet our financial objectives and create value for our employees, customers, shareholders and the communities in which we operate.

Greater China

Overview

Mainland China presents significant growth opportunities for the Group – it has a circa 1.4 billion[3] population; low life insurance penetration rates (2 per cent)[1]; and an estimated health and protection gap[5] of $805 billion. In Hong Kong, we have a strong and reputable brand that serves around 1.4 million customers. Meanwhile, Taiwan is the fifth-largest life insurance market[6] in Asia Pacific with a population of 24 million[3].

Our approach to these markets

– In Mainland China we have access to regions that contribute over 80 per cent of GDP and hold licences to operate in 102 cities through our partner, CITIC. Our strategic planning focuses on expanding our agency channel and increasing its productivity to complement the multiple bancassurance partnerships we have in place.
– In Hong Kong, we are present in all 11 cities in the Greater Bay Area, an area that has an extended population of over 86 million[7] people. We have a strong professional agency force, a high-quality bancassurance partnership combined with a sustainable Mainland China business.
– In Taiwan, we are the number one[8] foreign player, having developed a sustainable bancassurance channel that generates attractive margins.

India

Overview

India represents a compelling opportunity for the Group. It has a large population of over 1.4 billion[3], with a life insurance penetration rate of 3 per cent[1] and a health protection gap estimated at over $350 billion.

Our approach to these markets

– We continue to work closely with our partner ICICI Bank in both the life insurance and asset management business segments.

Africa

Overview

Our 8 markets in Africa have a combined population of over 450 million[3], have underserved insurance needs, with life insurance penetration of less than 2 per cent[1], and offer high-growth potential.

Our approach to these markets

– Africa may make a relatively small contribution to our overall new business profit today, but high growth rates across the continent present a longer-term opportunity.
– Our focus in Africa is on the highest value markets where we have the strongest competitive advantage, through our multi-channel distribution platform.

ASEAN

Overview

The ASEAN markets have a combined population of more than 650 million[3] people with low life insurance penetration rates (1 per cent)[1], served by our businesses in Indonesia, Malaysia, Singapore, Thailand, Vietnam, the Philippines, Cambodia, Myanmar and Laos. They are a diverse range of markets that can counterbalance each other, ensuring we are not over-dependent on one single geography.

Our approach to these markets

– We have one of the leading multi-channel distribution franchises in the region – our agency force includes more than 40,000 monthly active agents, or 60 per cent of the Group's monthly active agents, while our established bank partners include Standard Chartered and UOB.
– We have a strong brand and reputation across the region, and we hold top three positions[8] in seven out of our nine markets in the region, including Singapore, Malaysia and Indonesia, and in the fast-developing markets of the Philippines, Vietnam, Cambodia and Laos. Our strategy in these markets will seek to leverage our leading platform across the region.
– In Thailand, we continue to grow through our bancassurance business.

(1) Swiss Re Institute; sigma No. 3/2023 World insurance: stirred, and not shaken - Insurance penetration (premiums as a percentage of GDP).
(2) World Health Organization: Global Health Observatory data repository (2018). Out of pocket as % of Total Health Expenditure. Asia calculated as the average of the out-of-pocket percentages.
(3) United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2022.
(4) Credit Suisse Global Wealth Report 2022, including Asia Pacific (ex-Japan), China, India and Africa.
(5) Source: Swiss Re Institute. The health protection gap in Asia, October 2018. Estimated total national health protection gap, as defined by Swiss Re Institute (financial stress caused by health spending and incidence of people not seeking treatment due to affordability.
(6) Source: Swiss Re Institute based on 2022 premiums.
(7) The Guangdong-Hong Kong-Macao Greater Bay Area Development Office.
(8) As reported at full year 2024 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on nine months ended September 2024: Mainland China, Hong Kong, Uganda (Africa), three months ended March 2024: PPMZ (Africa), and full year 2023: Laos, Zambia (Africa), Ghana (Africa), Nigeria (Africa) and Kenya (Africa)
(9) Source: Swiss Re forecast (July 2023) Forecast incremental annual gross written premium in 2033 compared with 2022.

Strategy in action

Enhancing
customer experiences



By putting our customers first, and helping them achieve their health or financial goals, we create more than just satisfied individuals – we aim to change lives and futures. At Prudential, we are privileged to serve more than 18 million customers and committed to giving each of our customers the best possible experience every time they interact with us – in turn building deeper, longer-term relationships.

We are focused on developing compelling and differentiated solutions that cater to the unique health and wealth goals of our diverse customer segments at every stage of life. In Singapore, we introduced PRUVantage Legacy Index to help high-net-worth individuals with their protection and legacy planning needs. In Hong Kong, Premier Flex Medical Plan was launched to address the growing demand for cross-border medical protection among the affluent.

To meet our customers' growing demand for convenience, speed, and security, we created PRUServices, our digital self-servicing platform that makes it easy for customers to view and update their personal and policy details, make online payments and download policy documents and statements. In Malaysia where we first launched PRUServices, the number of registrations doubled within the year it was introduced, compared with the previous platform. We will continue to leverage our economies of skill and scale to improve and deliver a consistent experience to all our customers.

Serving more than

18 million customers

and committed to giving them the best possible experience with each interaction with us. In turn building deeper, longer-term relationships.

PRU Vantage Legacy Index

introduced in Singapore to help high-net-worth individuals with their protection and legacy planning. Premier Flex Medical Plan launched in Hong Kong to address the growing demand for cross-border medical protection among the affluent.



"I learned sign language to connect with my sister who is deaf, not realising it would also allow me to help others with a hearing disability to understand financial concepts. Each client I work with reminds me of the challenges my sister has faced. I believe the hearing-impaired community deserves compassion, a chance to be heard, and a supportive partner in planning their future. My goal is to be more than just a financial planner; I want to be their advocate and create a safe, empowering space where they feel truly understood."

Gail Ng, Financial Consultant, Prudential Singapore

"PRUServices is an improved portal. The design is up to date, simple, not heavily loaded with wording and very easy to navigate."

Prudential customer, Malaysia.

Strategy in action

Technology
powered distribution



In 2024, we took a significant step towards a digital, data-driven future by upgrading the digital agent platform, PRUForce. This rollout, continuing through 2025, is transforming how our agency force operates – they are more productive and effective, empowering them to better serve our customers.

With integrated lead management modules like PRULeads, we are generating high-quality leads more efficiently.

We will continue to invest in PRUForce to upgrade its capabilities and provide better service and support to our agents to drive superior productivity. These new capabilities, supported by insights from various markets, offer a brand-new user experience, making it easier for our agents – even new recruits – to be their best, and build stronger, long-term customer connections.

We believe that powering distribution with technology not only offers a strategic advantage for our agents in the evolving world, it also attracts the next generation of agents and is key to driving agency growth and greater customer satisfaction.

One
of the largest agency forces globally.

2025
We're excited to launch a redesigned PRUForce.

200
bank partners across markets

"The upgraded PRUForce is a game-changing tool that accelerates our recruitment efforts. With a single, seamless platform, we can effortlessly track the progress of incoming recruits – from registration, licence exams scheduling, document processing and beyond. This powerful tool ensures greater efficiency, transparency and speed, empowering us to build and grow our team like never before."

Caroline Paulino-Dalofin - Unit Manager, the Philippines



"The PRUForce platform has truly transformed my work as an agent. PRUVenture gave me the training to build a lasting career, while PRULeads helps me connect with the right customers at the right time. This means I can offer more tailored advice and better solutions to my clients."

Nicole Zhang, Prudential agent, Hong Kong

Strategy in action

Transforming
our health business model

In today's fragmented healthcare landscape, consumers want to be able to have easy access to the quality care they need, when they need it, without any hassle and having to worry about cost. They are looking for peace of mind. Our promise is to make healthcare more personalised, more frictionless and more efficient. To guide and support our customers every step of the way.

Our scale in health across Asia allows us to take a centralised approach in how we manage our partnerships with our healthcare provider network to make healthcare more affordable and sustainable. Offsetting the rising costs of care means more customers will remain covered by insurance that is within their budget. Across our health markets we aim to build long-term provider partnerships, and in Indonesia these efforts have resulted in annualised savings of more than $30 million.

Understanding what our customers need, and how those needs might change, is helping us provide them with better products, services and experiences, at every stage of life. We are also using these insights to identify new opportunities to deliver better, more affordable solutions in under-penetrated or underserved customer segments.

In Hong Kong, we launched PremierFlex Medical Plan for customers in Mainland China, Hong Kong and Macau to easily access cross-border healthcare services. With increased mobility in this region due to frequent travel for work and leisure, customers of this plan can seek health care services from over 1,500 providers in Mainland China.

"My customer had to undergo urgent surgery where the cost was substantial. To play it safe, a second opinion was also sought to confirm the diagnosis and explore treatment options. I advised him to apply for direct billing service and assisted him promptly. Our support team processed his claim application within three days, ensuring a hassle-free experience and relieving the urgent need for cash flow. Thanks to the efficient handling of his claim, my customer was able to undergo the necessary surgery without any financial stress."

Jill Tang Chui Shan, Agent, Prudential Hong Kong

"Prudential's seamless hospital admission and direct payment process truly gives us peace of mind."

Prudential customer, Malaysia.

Strategic and operating review

Relentless execution of our new strategy with measurable progress

Our purpose at Prudential – for every life, for every future – defines why we exist and the value we seek to create for all our stakeholders: our customers, our employees, our shareholders and, importantly, our communities.

This underpins the clear and simple strategy we launched in August 2023 to capture the growth opportunities from the multiple demand drivers for insurance and savings products across our markets, which we believe we are well-positioned to do. We operate a multi-market and multi-channel model entirely focused on the growing markets across Greater China, the countries within ASEAN, India and Africa. We have top three positions in ten Asian and three African markets[3]. We offer life and health insurance, savings and investments products across a broad range of customer segments, which represent a spectrum of income and wealth levels, and as at the year end, we serve over 18 million retail customers. Eastspring, our unique Asia-based asset management business, serves both in-house and third-party clients, has over US$258 billion in funds under management and is ranked in the top 10 in seven of its markets[5].

In 2024, we have seen many of our markets returning to the underlying growth trends seen in the period before the effect of Covid-related restrictions that applied in 2019–2022, though certain life markets, such as Vietnam and China, continue to have specific local circumstances that we believe have deferred the reassertion of these underlying trends.

We continue to execute our strategy with operational and financial discipline, and our capital position remains strong. We are making good progress in transforming our business, through changes in our operating model, integration of our technology platforms and digitising the core of our operations. In this transformation, we are prioritising: enhanced customer experiences to drive higher customer acquisitions and loyalty for lifetime value creation; technology-powered distribution with a focus on agency and bancassurance productivity and activation; and unlocking the health opportunity by disciplined implementation of best practices across all our markets. This transformation is underpinned by a consistent execution across each of our markets, with the intended outcome being to deliver the capacity for growth alongside efficient scalability and consistent operational performance so that Prudential can deliver to its full potential.

Our two key 2027 financial objectives[1] are as follows:

– to grow new business profit to 2027 at a compound annual growth rate of 15–20 per cent from the level achieved in 2022; and
– in 2027, to deliver at least $4.4 billion of operating free surplus generation from in-force insurance and asset management business.

Given our performance in 2024, we continue to be confident in achieving our 2027 objectives and in accelerating the value we can bring to our shareholders.

Key highlights[2]

All growth rates in the Strategic and Operating Review are reported on a constant exchange rate basis, and for new business profit exclude interest rate and other economic movements, unless otherwise stated.

Prudential delivered new business profit growth of 11 per cent (consistent with the guided range of 9 to 13 per cent), against a strong comparative from the prior period in Hong Kong, following the border with Mainland China reopening in 2023. This growth in new business profit is supported by a 7 per cent increase in APE sales and margin expansion.

Our performance in 2024 reflects the breadth of our markets, with new business profit growing in 18 of our 22 life markets. Our operating free surplus generation from in-force insurance and asset management business of $2.6 billion is in line with the shape of free surplus generation we set out from 2022 to 2027.

Our multi-channel agency and bancassurance distribution platform remains substantial with an average of around 65,000 monthly active agents across the year, and we are the number one independent insurer in Asia bancassurance[4] with over 200 bank partners across our markets, including 11 strategic partners.[5]

In 2024, the first full year since the launch of our strategy, key points of progress across our strategic pillars included:

– **Customer**: We improved the functionality and consistency of our customer digital servicing platform, PRUServices. We expect to have deployed this in seven business units by the end of the first quarter of 2025 with the aim of improving customers' journeys and enabling real-time customer feedback. We continue to leverage AI and data analytics to drive better customer experiences. These efforts alongside the service quality of our operations and agents have resulted in an improvement in our relationship net promoter score (rNPS) with five business units[6] achieving top quartile rNPS during 2024 and three other business units[6] moving up one quartile in 2024. All ten business units[6] in which we measure rNPS now rank in the first or second quartile.

– **Distribution**: We continue to add to the strength of our market-leading agency and bancassurance channels. In our agency business, we intensified our focus on high-quality recruitment with our flagship programme for full-time professional agents – PRUVenture – together with continuing to upskill our top-producing agents and agency leaders. We continued to upgrade our digital agency platform – PRUForce – to empower agents with lead management capabilities through PRULeads, our digital leads platform within PruForce. In bancassurance, the strength of our relationships with key bank partners, including strategic exclusive regional relationships with Standard Chartered and UOB, are driving growth as we work with our partners to focus on distributing health and protection business and expanding propositions for the high-net-worth segment. We have also recently entered into a new partnership with BSI, the largest Syariah bank in Indonesia, during 2024. We also deepened our distribution into the upper affluent customer base in Vietnam through a distribution agreement with HSBC. Over the next year, we will continue to leverage our strong relationships, as well as working towards integrating our products on the platforms of our key bank partners to reach new customers.

- **Health**: Our new operating model and increased strategic focus have supported growth in the health business with new business profit increasing by 11 per cent. Growth in Hong Kong, Singapore and Indonesia was supported by repricing initiatives, new healthcare products and our enhancement of our customers' healthcare journeys. We continue to build and differentiate our health capabilities by focusing on providing attractive propositions through professional agents and delivering superior service.

Our agency channel delivered a set of resilient results with new business profit of $1.9 billion in 2024, consistent with 2023 performance, following strong growth of 75 per cent in 2023. Overall, the compound annual growth rate in new business profit over 2022–2024 was 31 per cent. Agency new business profit momentum improved in the second half of 2024, being 4 per cent higher than the same period in the prior year, compared with the (5) per cent decrease seen in the first half given the strong performance in 2023 when the Hong Kong border re-opened. This demonstrates the quality of our agency force and our ability and discipline in driving consistent growth. Overall, new business profit per active agent grew 5 per cent, with around 65,000 average monthly active agents across 2024, despite the continued operating challenges in the life insurance markets in Mainland China and Vietnam.

Bancassurance new business profit increased 31 per cent to $872 million in 2024, supported by sales growth and positive product mix effects, with an increased proportion of APE sales being health and protection products. The growth was led by Hong Kong, Singapore and Taiwan.

Hong Kong new business profit grew by 15 per cent, driven by accelerating sales momentum during 2024 and margin enhancement, aided by an increased proportion of health and protection business. We continue to see sustained quality growth in Hong Kong and are confident in the continuation of the underlying drivers of demand from domestic and Mainland China visitors.

Mainland China's macroeconomic environment and, in particular, the substantial reduction in long-dated government bond yields, presented a key challenge for the Mainland China life industry during 2024, which we expect to continue into 2025. Nevertheless, our Mainland China joint venture grew new business profit by 7 per cent. We continue to prioritise quality and sustainable growth supported by the proactive actions taken to reposition our product portfolio and to de-risk our balance sheet.

New business profit grew 12 per cent in Singapore and 7 per cent in Indonesia. Despite 6 per cent growth in APE sales, Malaysia new business profit was down (4) per cent, following a channel mix shift in the year that led to reduced margins.

Our growth markets and other segment delivered overall 7 per cent new business growth driven by strong growth in India, Thailand, Taiwan and Africa, despite ongoing headwinds in Vietnam.

Eastspring's funds under management and advice increased by 9 per cent (on an actual exchange rate basis) from $237.1 billion at 31 December 2023 to $258.0 billion at 31 December 2024, reflecting large positive inflows from external retail clients and our life businesses as well as positive market movements. These more than offset third-party institutional outflows in the period and negative foreign exchange effects.

Operating free surplus generated by our in-force insurance and asset management business was $2,642 million (2023: $2,740 million). We continue to invest in our strategic pillars, with a total of $0.3 billion spent out of our planned $1 billion investment programme to date. Looking ahead, the additional contribution from new business, continuing efforts to improve the cash flow profile of new business and the actions being taken to manage down operating variances, including through increased efficiency and repricing, will support progress towards our 2027 financial objective.

Group adjusted operating profit after tax for 2024 was $2,582 million, 7 per cent per cent higher than 2023. IFRS profit after tax for 2024 was $2,415 million (2023: $1,691 million on a constant exchange rate basis, $1,712 million on an actual exchange rate basis).

Capital management

The Group's regulatory capital position remains strong, with an estimated shareholder surplus above the Group's Prescribed Capital Requirement (GPCR) of $15.9 billion at 31 December 2024 (31 December 2023: $16.1 billion on an actual exchange rate basis) and a cover ratio of 280 per cent (31 December 2023: 295 per cent).

In June 2024, the Group provided a capital management update, which reaffirmed that we would continue to prioritise investment in profitable new business at attractive returns and enhancements to our capabilities as we execute our strategy. We will pursue selective partnership opportunities to accelerate growth in our key markets. Investment decisions will be judged against the alternative of returning surplus capital to shareholders.

A total dividend of 23.13 cents per share was approved for 2024, up 13 per cent, with a 2024 second interim dividend of 16.29 cents per share.

Going forward, the Group will assess the deployment of free surplus, in the context of the Group's growth aspirations, leverage capacity and our liquidity and capital needs, in terms of the free surplus ratio. The free surplus ratio is defined as the Group's capital resources, being Group free surplus (excluding intangibles) plus the embedded value required capital of the life business, divided by the embedded value required capital of the life business.

Based on our current risk profile and our business units' applicable capital regimes, we seek to operate with a free surplus ratio of between 175 and 200 per cent. As at 31 December 2024, our free surplus ratio was 234 per cent (31 December 2023: 242 per cent). Capital in excess of 200 per cent over the medium term, if assessed to be not able to be deployed at attractive returns, will be considered for returning to shareholders, and is evidence of our strong focus on shareholder value creation and total shareholder return.

To that end, in June 2024 we announced a $2 billion return of excess capital by way of share buybacks, through a series of tranches, which was originally expected to complete by mid-2026. We accelerated our buyback programme, which is now expected to complete by the end of 2025.

In February 2025, we announced we are evaluating a potential listing of ICICI Prudential Asset Management Company Limited, our India asset management associate, involving the partial divestment of our shares in that company, subject to market conditions, requisite approvals and other considerations, with the intention that net proceeds would be returned to shareholders.

Shareholder returns in respect of the financial year ended 2024 will be $1.4 billion, including a share buyback of $785 million and dividends of $618 million.

Strategic and operating review continued

Progress within our three strategic pillars



Enhancing customer experiences

At Prudential, we are relentlessly focused on serving customers well; we believe that satisfied, loyal customers help us drive higher customer lifetime value. We have been making good progress to achieve our vision of enhancing customer experience.

Our target is to be top quartile in relationship NPS (rNPS), an annual measure of how likely customers are to recommend Prudential, for all local business units, and achieve customer retention rates of 90 to 95 per cent by 2027. These two objectives reflect the strength of our commitment to customer advocacy. We are pleased to see continuous improvement in our rNPS results. In 2024, five business units[6] ranked top quartile and three business units moved up one quartile[6]. Customer retention increased by 1 per cent to 87 per cent (full year 2023: 86 per cent). We have also made strong progress against our priorities, which are to deliver:

- **Compelling and differentiated propositions for every stage of a customer's life**

Prudential's comprehensive product suite meets a broad range of needs across every life stage of our customers, helping them achieve their health and wealth goals. We are actively focused on developing relevant propositions to serve the unique needs of each segment across the range of life stages. In Hong Kong and Singapore, we have launched innovative Prime Eternity and PRUVantage Legacy Index products, respectively, to address the growing protection and legacy planning needs of high-net-worth (HNW) individuals, especially in the bancassurance channel. In Thailand, we enhanced our existing index-linked products to meet the needs of affluent clients that are seeking to grow their wealth to achieve their life goals and plan for their retirement.

To address health and protection needs, we continue to proactively drive awareness across segments, designing and delivering tailored products to specific target customer groups. In Malaysia, 40 per cent of APE sales for our award-winning PRUMillion Active Med were contributed from young segments (policyholders aged between 21 and 30). In Hong Kong, we launched Premier Flex Medical Plan along with our value-adding medical services to address increasing cross-border medical protection needs within the affluent segment.

- **Seamless customer journey and experience enabled by technology and data analytics**

In the first quarter of 2024, our enhanced customer digital servicing platform, PRUServices went live in Malaysia, which saw a doubling in the number of registrations compared with the previous platform. By the end of the first quarter of 2025, we expect to have deployed the enriched PRUServices to six additional business units. With the increased use of the self-service platform, customer service call volumes dropped 20 per cent compared to 2023. We are continuing to leverage AI and data analytics to drive better customer experience, such as claims processing through AI claims adjudication.

Currently, around 96 per cent of new business policies are submitted electronically with 78 per cent adopting electronic payment methods and around 74 per cent processed through auto-underwriting capabilities. We will continue to focus on transforming customer journeys through digitalisation and automation with a view to increasing straight-through processing and improving turnaround times.

- **Building advocacy for lifetime value**

We are deploying a consistent customer engagement platform to automate and personalise customer engagement in major Asia markets.

At the end of 2024, we had rolled out the platform to four business units, Thailand, Singapore, Vietnam and the Philippines, and in February 2025, we deployed to Hong Kong and to both our conventional life and Takaful businesses in Malaysia. It enables seamless and personalised engagement and communication across a customer's preferred channel, enhancing the overall customer experience and boosting loyalty and revenue across their insurance life cycle through upsell and cross-sell.

In 2024, APE sales contributed by new-to-Prudential customers grew by 13 per cent. We will continue to nurture and enhance the value of our customer relationships by providing relevant content and enhancing lead quality through data driven insights.



Technology-powered distribution

Prudential's leadership in distribution is powered by highly engaged people, scalable technology and partnerships with well-known banks in Asia and Africa. Our strategy for further strengthening our distribution network is focused on two key channels – agency and bancassurance – where we continue to see promising signs of growth and innovation.

- **Agency**

	2024 $m	2023 $m	AER change %	CER change %	CER excluding interest rate and other economic movements %
Agency new business profit	**1,901**	2,096	(9)	(9)	–

We are focused on building momentum in our agency channel, prioritising the recruitment and activation of quality and professional agents and enabling them to increase their productivity, income and customer satisfaction.

We remain confident in delivering our 2027 ambition of more than doubling new business profit per active agent and achieving a two-and-a-half to three times increase in agency new business profit from the 2022 level.

Agency new business profit totalled $1,901 million and is broadly consistent with 2023 if the effects of economic movements are excluded, due in part to strong prior period growth of 75 per cent for this channel, supported by the pent-up demand from Mainland China visitors in Hong Kong after the border reopened. In comparison to 2022, new business profit was 31 per cent higher. Monthly new business profit per active agent was around $3,000, 1.6 times higher than that achieved in 2022, supporting our objective of more than doubling 2022 new business profit per active agent in 2027. On average across 2024 we had 65,000 monthly active agents, reflecting an increase from an average of 63,000 in the first half of the year to 67,000 in the second half.

Agency new business profit momentum improved in the second half of 2024, and was 4 per cent higher than the same period in the prior year, compared with the (5) per cent decrease seen in the first half given the strong performance in 2023 when the Hong Kong border re-opened. This was underpinned by 8 per cent growth in health and protection APE sales in the second half compared with the same period in the prior year. These sales contributed 51 per cent of new business profits in the second half, driven by improved productivity as measured by sales per active agent.

We continue to make progress towards our strategic objective of delivering a high-quality technology enabled agency distribution channel. We remain focused on strategic recruitment programmes aimed at attracting talent and then supporting their success through targeted learning and development initiatives and our efforts saw new agent recruitment up 9 per cent in the year.

We are intensifying our efforts to support our top-tier agents and leaders to drive productivity improvements and hence improve their income. Our agents form the second largest agency force in the world in terms of membership of the Million Dollar Round Table (MDRT) organisation. To further enhance the capability and recognition of our top producing agents, we announced a long-term strategic global partnership with MDRT.org in February 2025. This will provide Prudential access to bespoke training and development programmes jointly developed with MDRT.org, and drive superior and personalised recognition for top producing MDRT agents. We aim to continuously develop and grow our top producing agent cohort with the support of this strategic global partnership.

Our systematic propositions aim to capture a greater share of the wallet from our affluent and high-net-worth customers, while also enhancing health and protection penetration within this customer segment. This will be empowered by our digital platform, PRUForce, which continued to support our agents in 2024. Through the PRULeads capability that is embedded in PRUForce, we generated 6 per cent year-on-year growth in leads and increased our conversion rate to 8.4 per cent, up from 8.2 per cent in 2023. We will continue to invest in PRUForce to upgrade its capabilities and provide better service and support to our agents to drive superior productivity.

Specific market-related highlights are:

– A large part of the opportunity for improving productivity and active agent count comes through efficient and effective agent recruitment and onboarding. Our flagship recruitment programme PRUVenture continued its momentum with more than 2,500 new PRUVenture recruits across the Group. APE sales generated by all PRUVenture agents increased by 34 per cent compared with 2023. This demonstrates the continued success of our strategy and validates the scaling of this programme across other markets. We will continue to build on the success of the PRUVenture programme and scale this in other markets, along with further acceleration in Hong Kong.
– We are pleased by the performance of Prudential Financial Advisors (PFA) in Singapore, with our strategy to further develop and invest in this professional sales force yielding better productivity and retention of advisers. We plan to take learnings from this distribution model into the higher-income markets and segments during 2025. PFA accounted for 16 per cent of the active headcount for Singapore. Singapore delivered 7 per cent growth in new business profit per active agent (including the effects of economics), alongside delivering 4 per cent growth in the number of active agents.

– In Indonesia, we delivered overall agency new business profit growth of 5 per cent for 2024. We maintained our disciplined pricing approach on medical products and significant agent training and education programmes, which helped increase our agency new business profit in the second half by 28 per cent compared with the same period in the prior year. We also saw a sequential increase in active agents in the second half of 44 per cent.
– In Mainland China and Vietnam, the insurance markets continue to face challenging macroeconomic conditions. These have impacted recent performance over the last two years and reduced our active agent numbers in those markets. We remain committed to drive productive, sustainable and value-focused agency models in these markets, which still provide opportunities for growth.
– We launched an AI talkbot in Singapore to support validating and enhancing the quality of leads provided to our agents. We also launched the AI talkbot in the Philippines in the second half of 2024, where we have witnessed initial success of 98 per cent of the talkbot's validated leads being adopted by agents for follow-up actions. We aim to replicate this capability in Hong Kong, Malaysia and Vietnam in 2025.

– **Bancassurance**

	2024 $m	2023 $m	AER change %	CER change %	CER excluding interest rate and other economic movements %
Bancassurance new business profit	**872**	793	10	12	31

Bancassurance contributed 41 per cent of the Group's total APE sales in 2024. It continues to be a significant source of growth and diversification for Prudential with over 200 bank partners across our markets with 11 current strategic partners, including partners in our joint ventures and associates. We remain on track to increase new business profit from bancassurance by one-and-a-half to two times the 2022 level by 2027, having recorded a strong performance in 2024. New business profit increased by 31 per cent, with 14 of the 21 markets achieving double-digit growth, led by Hong Kong, Singapore and Taiwan.

APE sales through our bancassurance channel grew 16 per cent in 2024 to $2,532 million, with APE sales through our regional partners, Standard Chartered and UOB, growing 13 per cent and contributing over half of bancassurance APE sales in 2024. We continue to build and invest in new bank partnerships. In Indonesia, we entered into a long-term bancassurance partnership with Bank Syariah Indonesia (BSI) in 2024, which is the largest Syariah bank in the country by assets. The partnership provides access to an additional 20 million customers across 1,000 branches in Indonesia. In Thailand, the new 10-year-partnership with CIMB started in the first half of 2024 and contributed 6 per cent of Thailand's bancassurance APE sales in 2024. In addition, we have entered into a partnership with HSBC in Vietnam.

Strategic and operating review continued

We continue to see healthy customer acquisition across our strategic partners, with around 320,000 new customers in 2024, including a one-off transfer of around 55,000 customers in Thailand following the successful integration of UOB and Citibank. Our bank customer penetration base was 6.8 per cent, providing a solid platform for future growth. Highlights of progress towards our priorities include:

– **Increasing health and protection sales**

By working closely with our bank partners and using data and analytical techniques, we have sharpened our focus on anticipating our customers' needs. We are seeing notable results in health and protection (which includes both health business, focused on medical treatment cover and reimbursement, and other protection products such as life and critical illness policies). APE sales from health and protection products through the bancassurance channel increased by 32 per cent in 2024 – and accounted for over one in every two policies purchased from us through banks, contributing 8 per cent (2023: 7 per cent) of bancassurance APE sales.

– **Broadening our propositions to cover multiple customer segments and needs**

We have broadened and deepened our solutions to cover more legacy needs for high-net-worth individuals. Examples include the new propositions in both HNW hubs in Hong Kong and Singapore referred to above in the discussion of the customer pillar. We are continuing to develop our suite of protection products and HNW products with additional features and services.

– **Engaging with customers through enhanced digital capabilities, backed by analytics**

We introduced an offline-to-digital sales model that allows customers to complete insurance purchases online via an in-branch QR code. The innovation first started in Thailand, and its success was replicated in Malaysia. In Taiwan, we launched a market-first virtual financial adviser model, that enables engagement with customers remotely via video conference. This model complements the traditional face-to-face channel, enhances the insurance purchase experience as it can now be carried out at a customer's convenience and could support our efficient penetration into the broader mass market segments in our existing markets.

– **Supporting the learning and development of our bank employees**

We are building and delivering education tailored for staff at our bank partners. This includes a new regional training programme for UOB and the introduction of HNW-focused training within the Standard Chartered Academy for the first time, where it is being used across the region to equip frontline staff with knowledge on HNW insurance solutions. In Singapore, we leveraged generative AI to create bite-sized, bancassurance-focused training content to support new advisors working for partner banks as part of their onboarding process. The content will be deployed more broadly to enable on-demand access.

Across agency and bancassurance, we remain focused on creating sustainable, profitable growth for Prudential, improving agency productivity and active agent count, while also supporting an exceptional customer, agent and agency leadership experience.



Transforming the health business model

In 2024, health sales contributed $346 million to new business profit, an increase of 11 per cent. By leveraging the power of our new health operating model, continuing to build our health capabilities and increasing the momentum around our health priorities, we are committed to achieving our ambitions to double 2022 new business profit and to deliver a top-quartile health insurance NPS in 2027.

Hong Kong, Singapore, Indonesia and Malaysia are the primary markets writing health business. All of these markets have undertaken detailed operational reviews and have implemented substantial operational changes in both premium repricing and medical cost inflation mitigation including product redesign, centralising renegotiations of supplier contracts, and reducing fraud, waste and abuse.

We are tracking health-specific rNPS across the four primary health markets with an ambition to deliver top quartile rNPS results by 2027. The baseline results in 2024 indicate that our current rNPS results for our health businesses are in the third or fourth quartile, with the exception of Malaysia Takaful, leaving significant room for improvement. In 2025, we will continue to execute against our strategy for each of our primary health markets, including new propositions, disciplined management and improved customer experience. We will also be focused on expanding our customer base in new market segments.

We believe there are substantial opportunities to continue growing the Group's health business by becoming a trusted partner to our customers and playing a much-needed coordinating role across their healthcare journeys.

We are focused on the following priorities:

– **Develop segment-specific health propositions**: Building innovative, highly segmented products to address customers' evolving healthcare needs

In July 2024, we launched a segment-specific proposition tailored to the needs of Mainland Chinese visitors in Hong Kong. This new proposition brings medical freedom for people who frequently travel between Hong Kong, Macau and Mainland China, offering comprehensive lifetime protection and access to high-quality care through over 1,500 provider relationships in Mainland China, which is now the largest network of any Hong Kong insurer in Mainland China.

– **Build a health-ready agency**: Ensuring that our agency distribution partners are supported to increase their focus on health and grow health sales

We have increased our focus on supporting the health sales capabilities of our agents. This includes training programmes, an AI agent chatbot and the launch of health-specific incentive campaigns. There is also an increased focus on the structured cross-sell of health products to existing customers. An example of this is in Singapore, where new agents benefit from a training programme which includes Integrated Shield Plan training, health sales techniques, and an initiative known as "9 in 90" where new agents are supported in selling nine policies in the first 90 days, three of which are health policies.

– **Deliver customer value through affordability**: Developing a tiered network of preferred healthcare providers, enabling enhanced control over our medical claims costs and improved health outcomes

Prudential's scale in health across Asia has created the opportunity to take a One Prudential approach to contracting with healthcare providers. In 2024, significant progress was made in improving the data visibility of our medical claims cost spend across markets at an aggregated Group level. This has led to the renegotiation of contracts and an increase in the sophistication of our capacity to guide customers into preferred sites of quality care. Across our health markets, we aim to build long-term provider partnerships, and in Indonesia, these efforts have resulted in annualised savings of more than $30 million.

– **Enabling Connected Care**: Providing customers with a guided healthcare experience that is seamless, personalised and digitally enabled, resulting in better health outcomes and reduced medical costs

In June 2024, we initiated case management as a core component of our Connected Care strategy, aiming to guide customers with complex medical conditions through their healthcare experiences more efficiently and cost effectively. We launched this service with support from a regional partner in Indonesia first, offering personalised support through case managers or medical teams, ensuring quality and transparency in the care process. By developing and facilitating optimal treatment plans, this approach not only seeks to enhance the health outcomes for customers with chronic or acute conditions but also aims to maximise cost efficiency through guided coordination and monitoring of care pathways.

– **Delivering technical excellence**: Investing in our capabilities for health-specific claims, underwriting and the reduction of fraud, waste and abuse

Investment in tools and acquiring new talent with significant industry expertise led to an improvement in our fraud, waste and abuse detection and recovery rates in 2024. We will continue increasing our vigilance in this area, including through the application of advanced health data analytics, to protect the provision and affordability of our service to customers. Our medical underwriting and claims adjudication best practices continue to be shared across the priority markets to improve customer experience and better control our risks. An example of this in action is Prudential's partnership with Google Cloud to launch a pilot of MedLM in Malaysia and Singapore. MedLM helps us analyse documents submitted alongside health insurance claims, such as diagnostic reports, prescriptions and invoices. It supports human decision-making with its ability to extract relevant information and code it accurately for claims, helping to reduce the potential for errors caused by manual data entry, so claims can be processed faster and more accurately. The pilot is still underway, but initial results indicate a doubling of the automation rate for claims processing and significant improvements in first-time accuracy.

Outlook

Our multi-channel and multi-growth model and our focus on operational delivery positions us well for 2025. We remain focused on quality growth and consistent execution of our transformation programme with 2025 marking the inflection point for growth in our gross operating free surplus generation. We expect to grow each of new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business by more than 10 per cent in 2025, all based on constant exchange rates. Based on this, we expect the dividend per share to increase by at least 10 per cent, in line with our dividend guidance.

We continue to focus on shareholder value creation, demonstrated by the acceleration of our $2 billion share buyback programme (this is now expected to complete by the end of 2025 rather than our original guidance of mid 2026). In addition, we have announced that we are evaluating a potential listing of ICICI Prudential Asset Management Company Limited involving the partial divestment of our shares in that company, subject to market conditions, requisite approvals and other considerations. It is intended that following the completion of such a divestment, the net proceeds would be returned to shareholders.

Since announcing our strategy in 2023, we substantially reset our focus on Customer, Distribution and Health. We have been building and modernising our capabilities through targeted investments to address the historic under investment, including digitising and harmonising our core operations and infrastructure. Our investments are transforming our ways of working across all aspects of our business. We believe during 2025 and into 2026, we will further evolve our capabilities to a level that will position us strongly for accelerated growth. Looking further ahead, based on our relentless focus on writing quality new business, managing our in-force business and improving our net experience variances, we remain confident in achieving our 2027 financial and strategic objectives and generating sustainable value for our shareholders and other stakeholders.

Notes
(1) The objectives assume exchange rates at December 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that existing EEV and free surplus methodology at December 2022 will be applicable over the period.
(2) As in previous years, we discuss our performance in this report on a constant currency basis, unless stated otherwise. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. See note A1 to the IFRS financial statements for more detail on our exchange rate presentation. All new business profit growth rates in this report are reported on a constant exchange rate basis, and excluding interest rate and other economic movements, unless otherwise stated. The definitions of the key metrics we use to discuss our performance are set out in the "Definitions of performance metrics" section later in this document.
(3) As reported at full year 2024 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on eleven months ended November 2024: Thailand, nine months ended September 2024: Mainland China, Hong Kong, Malaysia, Uganda (Africa), three months ended March 2024: PPMZ (Africa), and full year 2023: Laos, Zambia (Africa), Ghana (Africa), Nigeria (Africa) and Kenya (Africa).
(4) Based on full year 2022 data from local regulators, industry associations and Prudential internal data. Estimates are based on market intelligence, if data is not publicly available.
(5) As reported at full year 2024. Sources include local regulators, asset management association, investment data providers and research companies (eg Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets.
(6) Business units equate to legal entities in this instance.

Our business model

We are Prudential.

For every life, we are Partners. For every future, we are Protectors.

Key resources, relationships and differentiators

Customers

At Prudential, we are focused on being our customers' most trusted partner throughout their life journeys.

Our customer retention rate stands at 87 per cent, putting us in a strong position to grow our share of wallet with existing customers over their lifetime. The rollout of key priorities, such as personalised targeting, segmentation by life stage, differentiated propositions and simple tech-enabled journeys, underpin our customer-centric strategy.

Markets

The Asian and African markets we are focused on are large – with increasing demand for health protection and wealth management solutions.

We are one of the few pure-play Asian/African focused groups in our sector. We hold top-three positions in ten out of the 14 Asian life markets and three out of the eight African life markets we have a presence in. We have one of the largest agency forces in Asia, and we are the number one independent insurer in Asia bancassurance. The breadth of our access to the world's fastest-growing markets across Asia and Africa is, therefore, a key differentiator for us.

Products

Prudential's comprehensive product suite meets a broad range of needs across every life stage of our customers, helping them achieve their health and wealth goals. We are actively focused on developing relevant propositions to serve the unique needs of each segment across the range of life stages.

We have had a substantial health and protection business in several markets for many years. There are opportunities to grow the Group's footprint, particularly in health, across other markets.

Distribution

Prudential has a multi-channel distribution platform of scale.

We have scale in both agency and bancassurance channels with around 65,000 average monthly active agents across 2024 and more than 200 bank partners, 11 of which are strategic.

Eastspring, our in-house asset manager, spans 11 markets and manages $258 billion of assets and occupies top-10 positions in seven of its markets.

How we create value

We offer insurance and asset management products, focusing on the markets where we believe there is rising demand for savings and protection offerings. By tailoring our products to the needs of customers in these markets, we believe we have a significant opportunity for growth and value creation.



Underpinned by our commitment to sustainability
p.100

Focusing on our rigorous risk management
p.55

Following our core principles
p.12

Driven by our strategy
p.13



Writing new business

We sell products designed to meet the needs of customers and support our agents in the sales process. We aim to write new business that provides attractive returns to our shareholders.

1 **Key metric:** New business profit



Managing the policies of our existing customers

By putting the customer at the heart of what we do, we seek to retain them alongside managing the investments that back their policies and the costs of running our business.

2 **Key metric:** Embedded value



Allocating capital

We reinvest the cash flow generated by existing policies into new business and extending our customer, digitally enabled distribution and health capabilities, compounding the growth of the business. These cash flows are also used to meet our central costs and pay returns to shareholders, including dividends.

3 **Key metric:** Gross operating free surplus generation

Value we create for stakeholders

 **Customers**

We aim to deliver superior customer experiences. Our mission is 'to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions'. How we are delivering for our customers will be assessed against our ambition to achieve top quartile relationship NPS by 2027.

**5
business units**
with top quartile relationship NPS scores in 2024

 **Employees**

We provide an inclusive working environment where we develop talent, reward performance, protect our people and value our differences. We measure success for our employees through engagement scores from annual surveys.

Our ambition is
top quartile
employee engagement when compared to our peers.

 **Shareholders**

We can accelerate value creation for our shareholders and other stakeholders by exercising operational and financial discipline as we execute our strategy. Our ambition is to grow new business profit at a CAGR of 15 to 20 per cent between 2022 and 2027 and to deliver at least $4.4 billion of operating free surplus generation from in-force insurance and asset management business in 2027. This will be driven by our plan to increase agency, bancassurance and health new business profits.

$3.1bn
2024 new business profit
(2023: $3.1bn)

$2.6bn
2024 OFSG from in-force insurance and asset management business
(2023: $2.7bn)

 **Communities**

Our purpose reflects our commitment to the wider communities in which we operate, through meeting the underserved needs of our markets and adding value for a more sustainable and inclusive future. Our commitment to sustainability is underpinned by our ambition to achieve net zero by 2050 and a 55% reduction in weighted average carbon intensity (WACI) by 2030 against our 2019 baseline.

54%
2024 reduction in WACI from 2019 baseline

Financial review

Delivering value, earnings and cash

Prudential has continued to make progress in the execution of the strategy we set out in 2023, and we continue to have confidence in the achievement of our 2027 financial objectives. Our financial performance over 2024 reflects our operational progress, which is further supported by our active and highly disciplined capital allocation approach.

We report our financial progress through our three key financial performance indicators of new business profit, IFRS adjusted operating profit and operating free surplus generation. New business profit increased by 11 per cent, excluding economic effects, following growth of 47 per cent in 2023 measured on the same basis. Adjusted operating profit before tax was $3,129 million in 2024, a growth of 10 per cent over the prior year on a constant exchange rate basis. Operating free surplus generated from in-force insurance and asset management business declined by (2) per cent to $2,642 million largely reflecting the monetisation in 2024 of lower sales in prior years especially those in 2019–2022, which were affected by Covid-related restrictions. In addition, we invested in improving operational delivery and serving our customers' needs, including $175 million representing this year's part of our $1 billion investment programme.

Our capital position remains strong and capital generation is in line with our expectations. Supported by a clear and disciplined capital allocation policy, the Group is well positioned, with considerable financial flexibility including leverage capacity, to take advantage of the growth opportunities ahead, notwithstanding continued uncertainty in terms of macroeconomic and political development and, in certain markets, consumer sentiment.

In 2024, we allocated capital to investing in new business at attractive rates of return as well as developing our customer, distribution, health and technology capabilities in line with our strategy. In June 2024, consistent with our capital allocation framework, we announced a US$2 billion share buyback programme to return capital to shareholders. We completed the first tranche of this programme and commenced our second tranche in December 2024, effectively accelerating our buyback programme. This is now expected to complete by the end of 2025. As at 31 December 2024, a total of $785 million has been returned to shareholders under this programme.

We have also announced in February 2025 that we are evaluating a potential listing of ICICI Prudential Asset Management Company, our India asset management associate in which we hold 49 per cent. In line with our focus on shareholder value, this would include the partial divestment of our shares in that company, subject to market conditions, requisite approvals and other considerations, with the intent to return the net proceeds to shareholders.

During 2024, the macroeconomic environment remained volatile over the year characterised by generally positive equity market developments and significant variations in the directional levels of government bond yields. The MSCI Asia excluding Japan equity index grew by 10 per cent, the Hang Seng index in Hong Kong increased by 18 per cent and the CSI 300 in Mainland China increased by 17 per cent. In the US, while the S&P 500 index increased by 23 per cent, the Nasdaq composite increased by 29 per cent. While government bond yields in Mainland China fell in the year, yields in many of our other Asian markets increased, and the US 10-year yield increased to 4.7 per cent, from 3.9 per cent at the end of 2023. The movement in US rates is particularly relevant for the financial outcomes in Hong Kong and Singapore, which are our two largest sources of new business profit and adjusted operating profit.

In July 2024, the Federal Court of Malaysia overturned the previous rulings of the High Court and the Court of Appeal in Prudential's favour in an ongoing series of litigation with a minority partner. While the Group has continued to consolidate the business of Prudential Assurance Malaysia Berhad (PAMB), which remains a subsidiary controlled by the Group, it has now reflected a 49 per cent non-controlling interest at 31 December 2024. Previously, the Group had consolidated a 100 per cent economic interest, and comparatives are presented on this basis. The decision has no impact on the business of PAMB at an operational level, and further details are set out in the notes to the financial statements.

We comment on our performance below in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document.

In 2025, we will be converting to Traditional Embedded Value (TEV) reporting from the first quarter and EEV reporting will cease. The change will improve the comparability of our external reporting to our key peers and will reduce the economic volatility seen in our embedded value reporting, with a view to improving the transparency of underlying growth in new business profit and embedded value. In the discussion below, all EEV new business profit growth rates and changes in new business margin have been stated to exclude interest rate and other economic movements, unless otherwise noted.

New business profit was $3,078 million, representing an increase of 11 per cent, driven by increased APE sales and pricing actions, together with a greater proportion of health and protection business. Growth was led by Hong Kong and Singapore and we saw growth in 18 of our 22 markets. After taking into account the impact of interest rate and other economic movements, new business profit was stable compared with the prior year.

Group EEV operating profit increased by 7 per cent to $4,828 million, largely due to higher profits from in-force insurance business and, at Eastspring, our asset management business. The operating return on embedded value[1] was 12 per cent, consistent with the prior year, despite an increase in the minority interest of our Malaysian conventional life business as discussed above. After allowing for this change, together with payment of the external dividend, share repurchases and buybacks and economic effects, such as changes in interest rates and currency movements, Group EEV equity at 31 December 2024 was $44.2 billion (31 December 2023: $45.3 billion on an actual exchange rate basis). Following the share buyback, Group EEV equity per share was up 1 per cent at 1,664 cents per share (31 December 2023: 1,643 cents per share on an actual exchange rate basis).

The operating free surplus generated from in-force insurance and asset management business during the period was $2,642 million, down (2) per cent when compared to the prior year. This largely reflects the delayed impact on operating free surplus from slower new business sales during the past periods affected by Covid-related restrictions. The development in 2024 was in line with the shape of the cash flows we expected to generate in advance of 2027, with early years reflecting both our investment in capabilities and the stage of our transformation. Looking ahead, we expect that the additional contribution from new business, continuing efforts to improve the cash profile of new business and improving operating variances will support progress towards our 2027 financial objective.

Investment in new business of $(700) million (2023: $(722) million) reflects the impact of higher APE sales, offset by the benefit from changes to product mix and pricing effects. Our focus on quality, with a high proportion of health and protection, has increased new business profit margins by 2 percentage points. We have written business with aggregate IRRs of greater than 25 per cent, based on EEV required capital, an average payback period of less than four years and an improved cash profile. Using the required capital at the mid-point of our free surplus ratio operating range of 175 per cent to 200 per cent, aggregate IRRs remain above 25 per cent.

After investment in new business, operating free surplus generated from life and asset management business reduced to $1,942 million (2023: $1,984 million). Of this, $1,383 million was remitted to the Group holding company.

As noted above, in 2025, starting with the Q1 new business announcement, we will convert to reporting under TEV. This has no impact on the Group's strategy, capital, free surplus or dividend position. In addition, our 2027 objectives[7] remain unchanged, namely to deliver a compound average growth rate of 15–20 per cent for new business profit over 2022–2027 (from a revised 2022 TEV base of $1.7 billion) and operating free surplus generated from in-force insurance and asset management business in 2027 of at least $4.4 billion. TEV new business profit for 2024 grew 11 per cent to $2.5 billion on a like-for-like basis[2]. Operating return on embedded value was 14 per cent in line with our expectations and Group TEV equity was 1,289 cents per share. More details on our TEV results, alongside details of the methodology and assumptions, are set out later in this document in section III of the additional financial information.

Earnings per share based on adjusted operating profit were 89.7 cents (2023: 87.8 cents) the amount in 2024 is after deducting the non-controlling interest in PAMB, as described above. This reflects Group adjusted operating profit of $3,129 million, up 10 per cent in 2024, driven by increased contributions from both our insurance business and Eastspring, our asset management business. The Group's total IFRS profit after tax for the period was $2,415 million (2023: $1,691 million on a constant exchange rate basis, $1,712 million on an actual exchange rate basis). The improvement largely reflects improved operating earnings and a moderation in the effects of short-term fluctuations in interest rates.

The contractual service margin (CSM) is the principal source of our IFRS 17 insurance business adjusted operating profit. Using a longer-term normalised return for variable fee approach (VFA) business, the unwind and new business contribution would have exceeded the release in the period by $2.0 billion, equivalent to a net increase of 9 per cent in the CSM compared with the start of year position. This increase from new business and unwind was partially offset by negative economic variances and exchange rate movements resulting in a 5 per cent increase in the CSM. Adjusted CSM[3], net of reinsurance and tax, at 31 December 2024, was $19.2 billion which, combined with shareholders' equity, resulted in adjusted total comprehensive equity of $36.7 billion. This is equivalent to 1,379 cents per share (31 December 2023: $37.3 billion and 1,356 cents per share on an actual exchange rate basis).

The Group's regulatory capital position, free surplus and central liquidity positions remain strong. The Group's core structural debt is unchanged at $3.9 billion. Prudential seeks, now and in the future, to maintain its current AA- financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments. Prudential has substantial headroom to issue debt while remaining within the guidelines set by the credit rating agencies for its current rating.

The Group capital adequacy requirements compare the total eligible Group capital resources with the Group's Prescribed Capital Requirement (GPCR) and form the starting basis of our free surplus reporting. At 31 December 2024, the estimated shareholder surplus above the GPCR was $15.9 billion (31 December 2023: $16.1 billion on an actual exchange rates basis) and cover ratio 280 per cent (31 December 2023: 295 per cent).

The Group's central liquidity position was $2.9 billion at 31 December 2024 (31 December 2023: $3.5 billion), with the reduction over the year from unusually high levels, reflecting the return of excess capital to shareholders through the ongoing buyback programme.

The Group assesses the deployment of free surplus, in the context of the Group's growth aspirations, leverage capacity and our liquidity and capital needs in terms of the free surplus ratio. Based on our current risk profile and our business units' applicable capital regimes, we seek to operate with a free surplus ratio of between 175–200 per cent. Our free surplus ratio as at 31 December 2024 was 234 per cent (31 December 2023: 242 per cent). Where the business consistently exceeds a free surplus ratio of 200 per cent over the medium term, then consideration will be made as to returning that excess capital to shareholders.

The Group's dividend policy is unchanged and described later in this report. For 2024, recognising the strong conviction we have in the Group's strategy, when determining the annual dividend, the Board has looked through the investments in new business and investments in capabilities and has approved a second interim dividend of 16.29 cents per share (2023: 14.21 cents per share, up 15 per cent). When this is combined with the first interim dividend, the Group's total 2024 dividend is 23.13 cents per share (2023: 20.47 cents per share), an increase of 13 per cent.

A scrip dividend alternative was offered in respect of the 2024 first interim dividend to support the development of liquidity in the trading of the Group's shares on the Hong Kong Stock Exchange. The scrip dividend alternative involved the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect was neutralised by a share repurchase on the London line. The scrip dividend alternative will be offered going forward.

We believe that the Group's performance during the year positions us well as we implement the new strategy, to meet our financial objectives to grow new business profit and, consequently, in-force insurance and asset management operating free surplus generated, as detailed in the Strategic and operating review.

Financial review continued

IFRS profit

	Actual exchange rate			Constant exchange rate	
	2024 $m	2023 $m	Change %	2023 $m	Change %
Mainland China	**363**	368	(1)	362	–
Hong Kong	**1,069**	1,013	6	1,018	5
Indonesia	**268**	221	21	212	26
Malaysia	**338**	305	11	304	11
Singapore	**693**	584	19	587	18
Growth markets and other	**688**	746	(8)	713	(4)
Insurance business	**3,419**	3,237	6	3,196	7
Asset management	**304**	280	9	277	10
Total segment profit	**3,723**	3,517	6	3,473	7
Other income and expenditure					
Net investment return and other items	**21**	(21)	n/a	(21)	n/a
Interest payable on core structural borrowings	**(171)**	(172)	1	(172)	1
Corporate expenditure	**(237)**	(230)	(3)	(230)	(3)
Other income and expenditure	**(387)**	(423)	9	(423)	9
Restructuring and IFRS 17 implementation costs	**(207)**	(201)	(3)	(201)	(3)
Adjusted operating profit before tax	**3,129**	2,893	8	2,849	10
Non-operating items:					
Short-term interest rate and other market fluctuations	**(105)**	(774)	(86)	(756)	(86)
Loss attaching to corporate transactions	**(71)**	(22)	n/a	(22)	n/a
Profit for the year before tax	**2,953**	2,097	41	2,071	43
Adjusted operating profit before tax	**3,129**	2,893	8	2,849	10
Tax on operating items	**(547)**	(444)	(23)	(437)	(25)
Adjusted operating profit after tax	**2,582**	2,449	5	2,412	7
Short-term interest rate and other market fluctuations	**(105)**	(774)	(86)	(756)	(86)
Loss on corporate transactions	**(71)**	(22)	n/a	(22)	n/a
Tax credit attributable to items above	**9**	59	(85)	57	(84)
Profit for the year after tax	**2,415**	1,712	41	1,691	43

IFRS earnings per share

	Actual exchange rate				Constant exchange rate	
	2024			2023	Change %	2023	Change %
	Before adjustment to non-controlling interest	**Adjustment to non-controlling interest**	**Total**				
Basic earnings per share based on adjusted operating profit after tax	**94.7¢**	**(5.0)¢**	**89.7¢**	89.0¢	1	87.8¢	2
Basic earnings per share based on IFRS profit after tax	**89.4¢**	**(5.3)¢**	**84.1¢**	62.1¢	35	61.5¢	37

Adjusted operating profit reflects that the assets and liabilities of our insurance businesses are held for the longer term and the Group believes that the trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

Group IFRS adjusted operating profit was $3,129 million, an increase of 10 per cent, reflecting a 7 per cent increase in profits from our long-term insurance business and a 10 per cent increase in adjusted operating profit generated by Eastspring, our asset management business. Central costs were broadly stable.

Earnings per share, based on adjusted operating profit, net of tax and non-controlling interest, were 89.7 cents (2023: 87.8 cents using a

constant exchange rate). For 2024, the adjusted operating profit figure used in the calculation of this measure reflects the adjustment made to non-controlling interests as a result of a Federal Court ruling in July 2024 over the ownership of the Malaysia conventional life business, as discussed at the start of the Financial review. Before this adjustment, the equivalent figure would have been 94.7 cents, an increase of 8 per cent.

Detailed discussion of IFRS financial performance by segment, including the detailed analysis of asset management business, is presented in the section 'Segment discussion'.

Adjusted operating profit after tax

The table below sets the Group's adjusted operating profit after tax by segment as described in note B3.2 of the IFRS financial results.

	Actual exchange rate			Constant exchange rate	
	2024 $m	2023 $m	Change %	2023 $m	Change %
Mainland China[4]	**363**	368	(1)	362	–
Hong Kong	**971**	942	3	947	3
Indonesia	**218**	172	27	165	32
Malaysia[4]	**264**	237	11	236	12
Singapore	**594**	493	20	495	20
Growth markets and other[4]	**531**	594	(11)	568	(7)
Insurance business	**2,941**	2,806	5	2,773	6
Asset management	**275**	254	8	251	10
Total segment profit	**3,216**	3,060	5	3,024	6
Other (including central items and restructuring costs)	**(634)**	(611)	4	(612)	4
Adjusted operating profit after tax	**2,582**	2,449	5	2,412	7

Insurance business analysis of operating profit drivers

The table below sets out the key drivers of the Group's adjusted operating profit for the insurance business as described in note B1.3 of the IFRS financial results.

	Actual exchange rate			Constant exchange rate	
	2024 $m	2023 $m	Change %	2023 $m	Change %
Adjusted release of CSM[5]	**2,333**	2,205	6	2,177	7
Release of risk adjustment	**268**	218	23	215	25
Experience variances	**(81)**	(118)	31	(115)	30
Other insurance service result	**(68)**	(109)	38	(108)	37
Adjusted insurance service result	**2,452**	2,196	12	2,169	13
Net investment result on longer-term basis	**1,146**	1,241	(8)	1,224	(6)
Other insurance income and expenditure	**(89)**	(122)	27	(120)	26
Share of related tax charges from joint ventures and associates	**(90)**	(78)	(15)	(77)	(17)
Insurance business	**3,419**	3,237	6	3,196	7

The release of CSM is the principal source of our IFRS 17 insurance business adjusted operating profit. The adjusted CSM release[5] in 2024 of $2,333 million (2023: $2,177 million) equates to an annualised release rate of 9.5 per cent (2023: 9.5 per cent).

The release of the risk adjustment of $268 million (2023: $215 million) represents the run-off of non-market risk in the year as policies move closer to maturity. As expected, this release is a relatively stable proportion of the opening balance as compared with the corresponding rate in the prior year.

Experience variances of $(81) million (2023: $(115) million) largely comprise expense variances reflecting the investment in our strategic pillars consistent with our strategy. More widely, 2024 has seen improving experience against our expectations, particularly in Indonesia.

The other insurance service result of $(68) million (2023: $(108) million) primarily reflects the small losses on contracts that are described under IFRS 17 as 'onerous', either at inception or because changes in the period result in the CSM being exhausted. It does not mean these contracts are not profitable overall as the CSM does not allow for real-world returns, which are earned over time.

The net investment result of $1,146 million (2023: $1,224 million) largely reflects the long-term return on assets backing shareholders' equity within the life businesses and long-term spreads on business not accounted for under the variable fee approach.

Other income and expenditure of $(89) million (2023: $(120) million) mainly relates to expenses that are not directly related to an insurance contract as defined under IFRS 17.

Financial review continued

Movement in contractual service margin

The CSM balance represents a discounted stock of unearned profit, which will be released over time as services are provided. This balance increases due to additions from profitable new business contracts sold in the period and the unwind of the in-force book. It is also updated for any changes in expected future profitability, where applicable, including the effect of short-term market fluctuations for business measured using the variable fee approach. The release of the CSM, which is the main driver of adjusted operating profit, is then calculated after allowing for these movements.

In a normalised market environment, if the contribution from new business and the unwind of the CSM balance is greater than the rate at which services are provided, then the CSM balance will increase. The new business added to the CSM will, therefore, be an important factor in building the CSM, and we expect the compounding effect from the new business added to the CSM over time to support growth in IFRS 17 adjusted operating profit in the future.

The table below sets out the movement of CSM over the period.

Contractual service margin net of reinsurance

	Actual exchange rate	
	2024 $m	2023 $m
CSM at 1 January (net of reinsurance)	**21,012**	19,989
New contracts in the year	**2,596**	2,348
Unwind*	**1,731**	1,563
Balance before variances, effect of foreign exchange and CSM release	**25,339**	23,900
Economic and other variances	**(671)**	(619)
Balance before release	**24,668**	23,281
Release of CSM to income statement	**(2,352)**	(2,208)
Effect of movements in exchange rates	**(356)**	(61)
CSM at 31 December (net of reinsurance)	**21,960**	21,012
CSM relating to reinsurance attributable to policyholders	**789**	1,367
Related deferred tax adjustments[#]	**(2,604)**	(2,856)
Less non-controlling interests	**(977)**	–
Adjusted CSM at 31 December (net of reinsurance)	**19,168**	19,523

*   The unwind of CSM presented in this table reflects the accretion of interest on general measurement model contracts, as presented in note C3.3 to the IFRS financial results, together with the unwind of the CSM related to variable fee approach contracts on a long-term normalised basis. This differs from the presentation in note C3.3 to the IFRS financial results by reallocating $1,410 million from economic and other variances to unwind.
[#]   CSM is presented gross of tax and so this is to allow for tax on the future profits contained in the CSM.

Profitable new business in 2024 grew the CSM by $2,596 million (2023: 2,348 million on an actual exchange rate basis), which combined with the unwind of the CSM balance shown in the table above of $1,731 million (2023: $1,563 million), increased the CSM by $4,327 million (2023: $3,911 million). This increase exceeded the release of the CSM to the income statement in the period, which was $(2,352) million (2023: $2,208 million), demonstrating the strength of our franchise and its ability to deliver future growth in CSM and ultimately adjusted operating profit.

Other movements in the CSM reflect economic and other variances to update the CSM for changes in expected future profitability including the impact of short-term market effects of business accounted for under the variable fee approach. Movements in exchange rates had a negative impact of $(356) million on the closing CSM. Overall the CSM grew by 5 per cent, or 9 per cent excluding the effect of economic and other variances and exchange rates.

Other income and expenditure

Central costs (before restructuring and IFRS 17 implementation costs) were 9 per cent lower in 2024 as compared to the prior year, reflecting continued control of head office and finance costs, and increased investment income on Group treasury balances. Interest payable on core structural borrowings remained broadly constant at $(171) million (2023: $(172) million). Total head office expenditure was $(237) million (2023: $(230) million). Net investment return and other items improved by $42 million from increased investment returns on Group treasury balances following the increase in US dollar interest rates.

Restructuring costs of $(207) million (2023: $(201) million) reflect the costs incurred to enhance back-office efficiency and Eastspring's operating model, partially offset by declining costs to embed IFRS 17 across our business. From the end of 2024, restructuring costs are expected to revert over time to the lower levels typically incurred historically.

IFRS basis non-operating items

Non-operating items in the year consist of negative short-term interest rate and other market fluctuations of $(105) million (2023: $(756) million) and $(71) million of costs associated with corporate transactions (2023: $(22) million).

The short-term fluctuations in 2024 are largely driven by interest rate movements in the year. For many of our markets, interest rates have risen, which has had a small, overall negative impact following falls in bond values and increases in the discount rates applied to the future cash flows of our insurance contracts classified as General Measurement Model (GMM). Movements in these contract values are included in the income statement. In FY23, the losses largely arose in Mainland China, following falling interest rates on a largely GMM portfolio. While FY24 has seen further falls in interest rates in Mainland China, improvements in equity markets alongside the actions taken by the Group to manage interest rate risk have reduced the size of these losses.

IFRS effective tax rates

In 2024, the effective tax rate on adjusted operating profit was 17 per cent (2023: 15 per cent). The increase from the 2023 effective tax rate primarily reflects the recognition in 2023 of a deferred tax asset in relation to historical UK tax losses, which reduced the 2023 effective tax rate by 2 per cent.

The effective tax rate on total IFRS profit in 2024 was 18 per cent. This was unchanged from 2023.

In 2024, the new OECD global minimum tax rules took effect in a small number of jurisdictions relevant to Prudential. No tax arose under the new tax rules for these jurisdictions in 2024. The global minimum tax rules will apply to the whole Prudential Group once they are implemented in Hong Kong, where implementation is on track to take effect in 2025. The rules are complex and the outcome in any period will depend on investment market conditions in that period. Management's assessment is that in periods where investment returns are in line with, or below, long-term expected returns, there should be no material impact from the new tax rules.

Total tax contributions

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $1,086 million remitted to tax authorities in 2024. This was higher than the equivalent amount of $969 million remitted in 2023 (on an actual exchange rate basis), principally due to higher withholding tax on investment income and higher corporate tax payments.

Tax strategy

The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures that provide insight into the Group's tax contributions. An updated version of the tax strategy, including 2024 data, will be available on the Group's website before 31 May 2025.

Financial review continued

Value

New business profit was up 11 per cent, excluding the impact of economics, to $3,078 million, driven by increased APE sales and positive pricing and product mix effects. Growth was led by Hong Kong with growth in 18 of our 22 markets on this basis. After the impact of interest rate and other economic movements, new business profit was stable compared with the prior year.

Segment APE, NBP and margin

| | 2024 $m | | 2023 $m | | AER change % | | CER change % | | | New business margin | |
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	NBP including economics	NBP excluding economics*	2024	2023
Mainland China	**464**	**111**	534	222	(13)%	(50)%	(12)%	(49)%	7 %	24 %	42 %
Hong Kong	**2,063**	**1,438**	1,966	1,411	5 %	2 %	5 %	2 %	15 %	70 %	72 %
Indonesia	**262**	**145**	277	142	(5)%	2 %	(2)%	6 %	7 %	55 %	51 %
Malaysia	**406**	**160**	384	167	6 %	(4)%	6 %	(4)%	(4)%	39 %	43 %
Singapore	**870**	**557**	787	484	11 %	15 %	10 %	15 %	12 %	64 %	61 %
Growth markets and other	**2,137**	**667**	1,928	699	11 %	(5)%	16 %	– %	7 %	31 %	36 %
Total	**6,202**	**3,078**	5,876	3,125	6 %	(2)%	7 %	– %	11 %	50 %	53 %

* Change in new business profit excluding the effect of interest rate and other economic movements.

Our new business mix continues to reflect our focus on quality and our higher margin products, with 41 per cent of new business profit arising from health and protection business (2023: 40 per cent), 39 per cent from non-participating contracts (2023: 43 per cent), 15 per cent from participating business (2023: 13 per cent) and the remainder from linked business.

Detailed discussion of new business performance by segment, including the detailed analysis of asset management business, is presented in the section 'Segment discussion'.

EEV basis results

EEV financial results

| | Actual exchange rate | | | Constant exchange rate | |
	2024 $m	2023 $m	Change %	2023 $m	Change %
New business profit	**3,078**	3,125	(2)	3,093	–
Profit from in-force business	**2,095**	1,779	18	1,790	17
EEV operating profit from insurance business	**5,173**	4,904	5	4,883	6
Asset management	**275**	254	8	251	10
Other income and expenditure	**(620)**	(612)	(1)	(612)	(1)
EEV operating profit for the year	**4,828**	4,546	6	4,522	7
Non-operating results	**(1,967)**	(834)	n/a	(824)	n/a
Profit for the year	**2,861**	3,712	(23)	3,698	(23)
External cash dividends	**(552)**	(533)			
Share repurchases/buybacks	**(878)**	–			
Adjustment to non-controlling interests	**(1,703)**	–			
Foreign exchange movements	**(639)**	(134)			
Other movements	**(121)**	21			
Net (decrease) increase in Group EEV equity	**(1,032)**	3,066			
Group EEV equity at 1 Jan	**45,250**	42,184			
Group EEV equity at end of year	**44,218**	45,250			
% Operating profit/opening EEV shareholders' equity excluding goodwill and intangibles*	**12%**	12%			

* This new definition replaces the approach based on average EEV used in prior years to improve comparability with peers. For further details on the return on EEV calculation, see section II(ix) Calculation of alternative performance measures: Calculation of return on embedded value within the Additional Information section of this report.

Group EEV equity	31 Dec 2024 $m	31 Dec 2023 $m
Represented by:		
Mainland China	**2,596**	3,038
Hong Kong	**17,882**	17,702
Indonesia	**1,487**	1,509
Malaysia	**4,112**	3,709
Singapore	**8,823**	7,896
Growth markets and other	**8,177**	7,734
Non-controlling interests' share of embedded value	**(1,943)**	(60)
Embedded value from insurance business excluding goodwill	**41,134**	41,528
Asset management and other excluding goodwill	**2,348**	2,955
Group EEV	**43,482**	44,483
Goodwill attributable to equity holders	**736**	767
Group EEV equity	**44,218**	45,250
Group EEV equity per share	**1,664¢**	1,643¢

Group EEV operating profit increased by 7 per cent to $4,828 million, reflecting a 6 per cent increase in the operating profit for the insurance business, a 10 per cent increase in the operating profit for the asset management business and stable central costs. The operating return on opening Group EEV equity was 12 per cent (2023: 12 per cent).

The operating profit from the insurance business increased to $5,173 million, reflecting a 17 per cent increase in in-force business profit to $2,095 million. The profit from in-force business is driven by the expected return and the effects of operating assumption changes and experience variances. The expected return was 13 per cent higher at $2,365 million, reflecting both a higher opening balance to which the expected return is applied, given the growth in the business in 2023, and higher interest rates. Operating assumption changes and experience variances were negative $(270) million on a net basis compared with $(310) million in 2023 on a constant exchange rate basis.

The non-operating loss of $(1,967) million (2023: loss of $(824) million on a constant exchange rate basis) was largely driven by higher interest rates in several of our markets during the year, with the higher risk discount rate reducing the value of future profits more than the benefit from higher assumed future investment returns. The inverse is true in Mainland China, where interest rates have fallen and there is an adverse impact from the consequential change in the assumptions for future investment returns. This has been partially offset by actions taken by the Group to mitigate the effect of falling interest rates.

Overall, after reflecting adjustments to non-controlling interests, EEV shareholders' equity declined to $44.2 billion at 31 December 2024 (31 December 2023: $45.3 billion). Of this, $41.1 billion (31 December 2023: $41.5 billion) relates to the insurance business operations, excluding goodwill attributable to equity shareholders. This amount includes our share of our India life business associate valued using embedded value principles. The market capitalisation of 100 per cent of this life business associate at 31 December 2024 was circa $11.2 billion, which compares with a publicly reported embedded value of circa $5.5 billion at 30 September 2024.

EEV shareholders' equity on a per share basis at 31 December 2024 was 1,664 cents (31 December 2023: 1,643 cents on an actual exchange rate basis).

Financial review continued

Shareholders' equity

Group IFRS shareholders' equity

	2024 $m	2023 $m
Profit for the year	**2,415**	1,712
Less non-controlling interest	**(130)**	(11)
Profit after tax for the year attributable to shareholders	**2,285**	1,701
Exchange movements, net of related tax	**(309)**	(124)
External cash dividends	**(552)**	(533)
Share repurchases/buybacks	**(878)**	–
Adjustment to non-controlling interest	**(857)**	–
Other movements	**(20)**	48
Net (decrease)/increase in shareholders' equity	**(331)**	1,092
IFRS shareholders' equity at beginning of the year	**17,823**	16,731
IFRS shareholders' equity at end of the year	**17,492**	17,823
Adjusted contractual service margin (CSM) (net of reinsurance)	**19,168**	19,523
Adjusted total comprehensive equity[6]	**36,660**	37,346
IFRS shareholders' equity per share[6]	**658¢**	647¢
Adjusted total comprehensive equity per share[6]	**1,379¢**	1,356¢

Group IFRS shareholders' equity decreased from $17.8 billion at the start of 2024 to $17.5 billion at 31 December 2024. This decline largely reflects dividend payments and share buybacks of $(1.4) billion, adjustment to non-controlling interest of $(0.9) billion and exchange movements of $(0.3) billion offset by $2.3 billion of profit earned in the period.

Adjusted total comprehensive equity represents the sum of Group IFRS shareholders' equity and adjusted CSM[3], net of tax and reinsurance. Adjusted total comprehensive equity was $36.7 billion at 31 December 2024 (31 December 2023: $37.3 billion), reflecting the fall in IFRS shareholders' equity and the CSM. A full reconciliation to shareholders' equity is included in note C3.1 of the IFRS financial results.

Capital management

We aim to invest capital to write new business at risk-adjusted internal rates of return above 25 per cent, based on EV required capital, with less than four-year payback periods. Our ability to invest at attractive returns will drive our capital allocation priorities, which are as follows:

– We will continue to target resilient capital buffers such that the Group shareholder coverage ratio is above 150 per cent of the shareholder Group Prescribed Capital Requirement to ensure the Group can withstand volatility in markets and operational experience;
– Following sufficient capital being held, our priority for allocating capital will be reinvesting in new business that will support delivery of our overall capital objectives. Our resilient capital position allows us to prioritise investment in new business with an aim to write quality new business while managing the initial capital strain and capturing the economic value at attractive returns;
– Our next priority is investing around $1 billion in core capabilities, primarily in the areas of customer, distribution, health and technology;
– Our dividend policy remains linked to net operating free surplus generation, which is calculated after investment in new business and capability investment;
– We will invest in inorganic opportunities where there is good strategic fit; and
– We assess the deployment of free surplus, in the context of the Group's growth aspirations, leverage capacity and our liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. If the free surplus ratio is above the operating range over the medium term, and taking account of opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders.

To generate capital to allocate to these priorities, we will also prioritise managing our in-force embedded value to ensure maximum conversion into free surplus over time. We will drive improved emergence of free surplus by managing claims, expenses and persistency in each market. This additional free surplus will enable our continued investment in profitable new business at attractive returns, as well as in our strategic capabilities, and support payments of returns to shareholders including dividends.

Group free surplus generation

Free surplus is the metric we use to measure the internal cash generation of our business operations and broadly reflects the amount of money available to our operational businesses for investing in new business, strengthening our capacity and capabilities to grow the business and potentially paying returns to the Group. For our insurance businesses, it largely represents the Group's available regulatory capital resources after allowing for the prescribed required regulatory capital held to support the policies in issue, with a number of adjustments so that the free surplus better reflects resources potentially available for distribution to the Group. For our asset management businesses, Group holding companies and other non-insurance companies, the measure is based on IFRS net assets with certain adjustments, including to exclude accounting goodwill and to align the treatment of capital instruments with our regulatory basis.

Operating free surplus generation represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. Further information is contained in the EEV financial results.

Financial review continued

Analysis of movement in Group free surplus

	Actual exchange rate			Constant exchange rate	
	2024 $m	2023 $m	Change %	2023 $m	Change %
Expected transfer from in-force business and return on existing free surplus	**2,666**	2,869	(7)	2,827	(6)
Changes in operating assumptions and experience variances	**(299)**	(383)	22	(372)	20
Operating free surplus generated from in-force insurance business	**2,367**	2,486	(5)	2,455	(4)
Asset management	**275**	254	8	251	10
Operating free surplus generated from in-force insurance and asset management business	**2,642**	2,740	(4)	2,706	(2)
Investment in new business	**(700)**	(733)	5	(722)	3
Operating free surplus generated from insurance and asset management business	**1,942**	2,007	(3)	1,984	(2)
Central costs and eliminations (net of tax):					
Net interest paid on core structural borrowings	**(171)**	(172)	1	(172)	1
Corporate expenditure	**(237)**	(230)	(3)	(230)	(3)
Other items and eliminations	**(15)**	(18)	17	(19)	21
Restructuring and IFRS 17 implementation costs (net of tax)	**(197)**	(192)	(3)	(191)	(3)
Net Group operating free surplus generated	**1,322**	1,395	(5)	1,372	(4)
Non-operating and other movements, including foreign exchange	**205**	(206)			
Share repurchases/buybacks	**(878)**				
External cash dividends	**(552)**	(533)			
Increase in Group free surplus before net subordinated debt redemption	**97**	656			
Net subordinated debt redemption	**–**	(421)			
Increase in Group free surplus before amounts attributable to non-controlling interests	**97**	235			
Adjustment to non-controlling interest	**(161)**	–			
Non-controlling interests' share of free surplus generated	**(33)**	(9)			
Free surplus at beginning of year	**12,455**	12,229			
Free surplus at end of year	**12,358**	12,455			
Free surplus at end of year excluding distribution rights and other intangibles	**8,604**	8,518			
Required capital	**6,410**	5,984			
Free surplus ratio (%)	**234 %**	242 %	(8)ppts		

Operating free surplus generated from in-force insurance and asset management business was $2,642 million (2023: 2,706 million). The cost of investment in new business was 3 per cent lower at $(700) million with the increase in APE sales offset by favourable effects from pricing and business mix changes. As a consequence, the Group generated a net amount of operating free surplus from insurance and asset management operations (before restructuring costs) of $1,942 million, down (2) per cent compared with 2023.This largely reflects the delayed impact on operating free surplus from slower new business sales during the past periods affected by Covid-related restrictions and was in line with the shape of the cash flows we expected to generate in advance of 2027.

After allowing for central costs and restructuring costs, total Group operating free surplus generation was $1,322 million (2023: $1,372 million).

Total returns to shareholders in 2024 included dividends paid in the period of $552 million and share buyback of $785 million. After allowing for these returns as well as other share repurchases, short-term market gains and currency movements, free surplus at 31 December 2024 was $12.4 billion, broadly stable compared with the start of the year. Excluding distribution rights and other intangibles, free surplus was $8.6 billion (31 December 2023: $8.5 billion on an actual exchange rates basis). The free surplus ratio, defined as Group free surplus (excluding intangibles) plus EEV required capital divided by the EEV required capital, was 234 per cent at the end of 2024 lower than the 242 per cent at the end of 2023, as the Group's share buyback progresses.

Expected transfer of value of in-force business and required capital to free surplus for insurance business operations on a discounted basis

The table below shows how the value of EEV in-force business and associated required capital for insurance business operations are projected as emerging into free surplus over future years.

	Total expected emergence	Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus at 31 Dec					
		1–5 years	6–10 years	11–15 years	16–20 years	21–40 years	40+ years
2024 ($m)	36,270	10,895	6,910	5,002	3,740	7,464	2,259
(%)	100 %	30 %	19 %	14 %	10 %	21 %	6 %
2023 ($m)	35,223	9,897	6,744	4,884	3,749	7,590	2,359
(%)	100 %	28 %	19 %	14 %	11 %	21 %	7 %

Dividend

Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group's operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group's operating free surplus generation, and will be set taking into account financial prospects, investment opportunities and market conditions.

Recognising the strong conviction it had in the Group's strategy, the Board previously indicated that when determining the annual dividend it intended to look through the investments in new business and investments in capabilities and expected the annual dividend to grow in the range 7–9 per cent per annum over 2023 and 2024.

The Board has applied this approach to determining the 2024 second interim cash dividend and has approved a 2024 second interim cash dividend of 16.29 cents per share (2023: 14.21 cents per share). Combined with the first interim cash dividend of 6.84 cents per share (2023: 6.26 cents per share), the Group's total 2024 cash dividend is 23.13 cents per share (2023: 20.47 cents per share), an increase of 13 per cent.

A dividend reinvestment plan (DRIP) will continue to be offered to shareholders on the UK register. A scrip dividend alternative, with the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect neutralised by a share repurchase on the London line, will be offered for the second interim dividend.

Group capital position

The Prudential Group applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority (HKIA) to determine Group regulatory capital requirements (both minimum and prescribed levels). The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. More information is set out in note I(i) of the Additional financial information.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible Group capital resources, the GMCR and the GPCR from these participating funds.

	31 Dec 2024			31 Dec 2023		
	Shareholder	Policyholder*	Total †	Shareholder	Policyholder*	Total
Group capital resources ($bn)	24.8	16.3	41.1	24.3	14.3	38.6
of which: Tier 1 capital resources ($bn)	17.6	1.3	18.9	17.1	1.2	18.3
Group Minimum Capital Requirement ($bn)	5.1	0.7	5.8	4.8	1.1	5.9
Group Prescribed Capital Requirement ($bn)	8.9	11.3	20.2	8.2	11.4	19.6
GWS capital surplus over GPCR ($bn)	15.9	5.0	20.9	16.1	2.9	19.0
GWS coverage ratio over GPCR (%)	280 %		203 %	295 %		197 %
GWS Tier 1 surplus over GMCR ($bn)			13.1			12.4
GWS Tier 1 coverage ratio over GMCR (%)			325 %			313 %

* This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in total company results where relevant.
† The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework, while the total company GWS Tier 1 coverage ratio over GMCR represents the Tier 1 capital coverage ratio.

As at 31 December 2024, the estimated shareholder GWS capital surplus over the GPCR is $15.9 billion (31 December 2023: $16.1 billion), representing a coverage ratio of 280 per cent (31 December 2023: 295 per cent), comfortably above the Group's risk appetite of

150 per cent as discussed in the capital management section above. The estimated total GWS capital surplus over the GPCR is $20.9 billion (31 December 2023: $19.0 billion) representing a coverage ratio of 203 per cent (31 December 2023: 197 per cent).

Financial review continued

Operating capital generation in 2024 was $1.3 billion after allowing for central costs and the investment in new business, in addition foreign exchange and other movements were $0.1 billion. These were offset by the payment of external dividends and share repurchases and buybacks which together totalled $(1.4) billion. The shareholder capital surplus over GPCR at 31 December 2024 also reflects a $(0.2) billion adjustment to non-controlling interests following the outcome of the court case in Malaysia discussed at the start of the financial review.

The Group's GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information about the GWS measure.

The GWS capital surplus set out in the table above includes amounts held within operating entities as well as at Group. The businesses may remit this surplus as dividends provided the local regulatory requirements are met and there are sufficient accounting profits.

Financing and liquidity

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future. Prudential has substantial headroom to issue debt while remaining within the guidelines set by the credit rating agencies for its current rating of AA-.

Net core structural borrowings of shareholder-financed businesses

	31 Dec 2024 $m			31 Dec 2023 $m		
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Core borrowings of shareholder-financed businesses	3,925	(231)	3,694	3,933	(274)	3,659
Less: holding company cash and short-term investments	(2,916)	–	(2,916)	(3,516)	–	(3,516)
Net core structural borrowings of shareholder-financed businesses	1,009	(231)	778	417	(274)	143
Group leverage ratio (Moody's revised basis)	13%			14%		

The total core borrowings of the shareholder-financed businesses were $3.9 billion at 31 December 2024 (31 December 2023: $3.9 billion). The Group had central cash resources of $2.9 billion at 31 December 2024 (31 December 2023: $3.5 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $1.0 billion at end of 31 December 2024 (31 December 2023: $0.4 billion). We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2024.

With the exception of a $750 million perpetual note that the Group retains the right to call at par on a quarterly basis, the Group's debt securities have contractual maturities that fall between 2029 and 2033. Further analysis of the maturity profile of the borrowings is presented in note C5.1 to the IFRS financial results.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has structures in place to enable access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC-registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $527 million in issue at 31 December 2024 (31 December 2023: $699 million).

As at 31 December 2024, the Group had a total of $1.6 billion of undrawn committed facilities, none of which expire before 2029. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2024.

Cash remittances

Holding company cash flow[8]

	Actual exchange rate		
	2024 $m	2023 $m	Change %
Net cash remitted by businesses units	**1,383**	1,611	(14)
Net interest received (paid)	**17**	(51)	n/a
Corporate expenditure	**(253)**	(271)	7
Centrally funded recurring bancassurance fees	**(198)**	(182)	(9)
Total central outflows	**(434)**	(504)	14
Holding company cash flow before dividends and other movements	**949**	1,107	(14)
Dividends paid, net of scrip dividends	**(552)**	(533)	(4)
Operating holding company cash flow after dividends but before other movements	**397**	574	(31)
Other movements			
Redemption of debt	**–**	(393)	n/a
Share repurchases/buybacks	**(860)**	–	n/a
Other corporate activities	**(109)**	226	n/a
Total other movements	**(969)**	(167)	n/a
Net movement in holding company cash flow	**(572)**	407	n/a
Cash and short-term investments at the beginning of the year	**3,516**	3,057	
Foreign exchange and other movements	**(28)**	52	
Cash and short-term investments at the end of the year	**2,916**	3,516	

Remittances from our businesses were $1,383 million (2023: $1,611 million). The remittances in both 2024 and 2023 are net of cash advanced to CPL, our joint venture business in Mainland China, of $(174) million (2023: $(176) million) in anticipation of a future capital injection. The first capital injection was completed in 2024 and the second received regulatory approval in 2025. Remittances were used to meet central outflows of $(434) million (2023: $(504) million) and to pay cash dividends of $(552) million (2023: $(533) million).

Central outflows include net interest received of $17 million (2023: net interest paid $(51) million), which reflects higher interest earned on central cash balances, reflecting current interest rates, less the largely fixed interest payments made on core structural borrowings.

Cash outflows for corporate expenditure of $(253) million (2023: $(271) million) include cash outflows for restructuring costs.

Other cash flow movements included net payments for other corporate activities of $(109) million as we invested in new bancassurance partnerships and purchased the remaining interest in our Nigeria life business (2023: net receipts of $226 million largely relating to the disposal of the Group's remaining investment in Jackson).

Cash used for share buyback and repurchases totalled $(860) million, including $(785) million utilised towards the $2 billion share buyback programme, with the remainder representing associated costs and share repurchases to neutralise the issue of new shares.

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Notes
(1) Based the new RoEV definition using the opening EV balance excluding goodwill and other intangible assets. See section II(ix) Calculation of alternative performance measures: Calculation of return on embedded value within the Additional Information section of this report for further discussion on changes to the EEV RoEV definition.
(2) Based on FY23 NBP adjusted for the lower long-term risk free rate (reduced by 50 bps) applied for Mainland China for FY24 and on a constant exchange rate basis. FY23 remains unchanged at $2.3bn on an actual exchange rate basis.
(3) Adjusted CSM represents the total CSM balance for subsidiaries, joint ventures and associates, net of reinsurance, non-controlling interests and related tax and other adjustments. See note C3.1(b) to the IFRS financial statements for more detail and reconciliation to CSM.
(4) In our segmental disclosure, the tax on our life joint ventures in Mainland China and Malaysia (the Takaful business) and on our associate in India is included within the 'Growth markets and other' segment.
(5) Adjusted release of CSM reflects an adjustment to the release of CSM figure as shown in note C3.2 of the IFRS financial results of $(19) million (2023: $(3) million) for the treatment adopted for adjusted operating purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort. See note B1.3 to the IFRS financial results for more information.
(6) See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
(7) These objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions.
(8) Holding company cash and short term investments in Group head office companies.

Segment discussion

Delivering through our multi-market growth engines

The following commentary provides an overview of each of the Group's segments, together with a discussion of their 2024 financial performance.

Unless otherwise stated, we discuss our performance on a constant currency basis, and, for all new business profit growth rates and changes in new business margin, excluding interest rate and other economic movements. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.

Hong Kong

	Actual exchange rate			Constant exchange rate excluding economics for NBP*
	2024	2023	Change	Change
APE sales ($m)	**2,063**	1,966	5%	5%
New business profit ($m)	**1,438**	1,411	2%	15%
New business margin (%)	**70**	72	(2)ppts	7 ppts
Adjusted operating profit ($m)	**1,069**	1,013	6%	5%
Adjusted operating profit after tax ($m)	**971**	942	3%	3%
IFRS profit after tax ($m)	**851**	976	(13)%	(13)%

* Excluding interest rate and other economic movements for new business profit and new business margin. All metrics are on a constant exchange rate basis.

In Hong Kong, Prudential is a trusted household brand with a successful agency force. Hong Kong is a relatively high-income market in the context of Asia and our products address the specific and complex needs of the customers across different life stages. Our products include comprehensive health and protection solutions as well as solutions to address customers' wealth accumulation, retirement and legacy planning needs.

Our successful agency force and our strong partnership with Standard Chartered Bank position us well to grow across segments both in the domestic market, which is expanding due to net migration especially of highly educated young professionals, and in the international markets serviced in Hong Kong. The bulk of our distribution is focused on agency and bancassurance partnerships, and we maintain a niche presence in the broker markets. We seek to maintain high-quality new business growth, with strong adherence to prudent sales practices, and are focused on capital and cash efficient long-term products, especially those with health and protection riders.

In the international market, we serve the needs of Mainland China customers, which include diversification of currency and asset class, professional financial advice across a broad product spectrum and access to high-quality medical care available in Hong Kong. Our surveys of potential Mainland China customers report consistent demand for Hong Kong's specialised long-term savings, health and protection products. Including our Macau branch, we are present in all 11 cities[2] in the Greater Bay Area, with a population of over 86 million people[3].

Financial performance

New business profit increased by 15 per cent to $1,438 million, reflecting an increase in APE sales and favourable product mix. This was delivered despite exceptional new business profit growth of 273 per cent in 2023, fuelled by the border reopening after Covid. The APE sales compound annual growth rate over the period from 2022 to 2024 was 98 per cent, the strongest among the top five insurers in the market[4], underpinned by the strength of our distribution, product innovations and the effectiveness of customer campaign design.

Overall, the new business margin for Hong Kong was 70 per cent up 7 ppts before allowing the effects of economics. Both agency and bancassurance channels saw margin improvements, reflecting our continued focus on driving quality distribution and value creation.

In 2024, APE sales for our business in Hong Kong increased by 5 per cent to just over $2 billion, reflecting the solid demand from customers. This exceeded the level of APE sales recorded in 2019, prior to the impact of Covid. Our Hong Kong business has demonstrated improving momentum during the year and achieved consecutive quarter-on-quarter APE sales growth throughout 2024 and double-digit growth in the second half of 2024 compared to the corresponding period in the prior year. Health and protection mix increased in the year and made up 19 per cent of total APE sales in 2024 (2023: 16 per cent).

Our domestic customer segment delivered 34 per cent APE sales growth year on year, thanks to the successful execution of our retirement product campaign. APE sales to our Mainland China customer segment were (11) per cent lower, impacted by the strong comparator in the first half of 2023 as previously highlighted. Momentum accelerated in the second half, with APE sales growing at 16 per cent against the first half and 18 per cent higher than the equivalent period in the prior year. Overall the number of new policies increased by 15 per cent year on year and grew faster than APE sales growth.

Agency new business profit was (1) per cent lower than the prior year, reflecting a similar marginal decline in APE sales, given the exceptional outperformance in the comparative period after the border reopened in the first quarter of 2023. We have seen a strong return in the second half with new business profit growing by 4 per cent year on year and 23 per cent higher than the first half. This is supported by the strong agency recruitment momentum with over 5,000 new recruits in 2024. This includes scaling up our quality recruitment programme PRUVenture to over 1,800 new recruits in 2024, doubling the number from 2023. These efforts have led to average monthly active agents increasing by 15 per cent compared with 2023. On the digital side, APE sales facilitated by PRULeads doubled in 2024 versus 2023, proving the effectiveness of using PRULeads to drive agent productivity and activity.

Our bancassurance channel delivered significant growth with new business profit up 54 per cent, driven by an increase in APE sales and positive product mix effects. The proportion of APE sales comprising health and protection products increased from 5 per cent in 2022 to 13 per cent in 2023 and further increased to 18 per cent in 2024. Of the overall bancassurance APE sales, around 67 per cent were from 'new to insurance' customers. Furthermore, we enhanced our bancassurance channel by integrating the middle offices of both our bancassurance and broker businesses and developing a brokerage strategy with a strong emphasis on quality growth.

Additionally, we generated $86 million new business profit from health business, covering more than 550,000 in-force customers.

In Hong Kong, adjusted operating profit was $1,069 million, up 5 per cent as new business growth compounded leading to higher CSM amortisation. Growth was dampened by our active capital management actions, with local capital surplus being remitted to the centre leading to lower investment returns being earned by this segment.

The IFRS profit after tax for our Hong Kong business was $851 million, lower than 2023 ($976 million on an actual exchange rate basis), due to higher short-term unrealised losses on bonds and higher discount rates applied to our stand-alone protection business following increases in interest rates in 2024.

Segment discussion continued

Indonesia

	Actual exchange rate			Constant exchange rate excluding economics for NBP*
	2024	2023	Change	Change
APE sales ($m)	**262**	277	(5)%	(2)%
New business profit ($m)	**145**	142	2%	7%
New business margin (%)	**55**	51	4 ppts	5 ppts
Adjusted operating profit ($m)	**268**	221	21%	26%
Adjusted operating profit after tax ($m)	**218**	172	27%	32%
IFRS profit after tax ($m)	**181**	156	16%	21%

* Excluding interest rate and other economic movements for new business profit and new business margin. All metrics are on a constant exchange rate basis.

In Indonesia, we are among the top three life insurers[1] in both the conventional and Syariah markets. Our agency force is the largest by market share. It also has a rapidly growing bancassurance channel that has historically been focused on the upper affluent segment through international bank partners such as Standard Chartered and UOB.

Prudential Indonesia has been proactive in managing the significant challenges in the health market due to rising medical inflation. Starting in 2023, we implemented annual repricing actions, which have led to growth in health new business profit and improved claims experience. Additionally, the introduction of a first in market claims-based pricing proposition, which offers both flexibility and protection for our clients, demonstrates our commitment to creating more resilient customer-centric solutions.

Our dedicated Syariah entity launched a dynamic strategy specifically designed to address the underserved Muslim population. We are well positioned to meet the growing demands for Syariah solutions and support the growth of this community and economy. As a testament to our Syariah strategy, Prudential signed a new partnership with BSI, the largest Syariah bank in Indonesia by assets, in September 2024. This new partnership provides access to 20 million customers, for whom we will develop and deliver new Syariah-compliant solutions. We are moving quickly to develop working relationships and activation plans as part of this partnership. We expect it to be an important key growth engine for the future of this business with sales volumes developing during 2026.

Financial performance

Overall new business profit grew 7 per cent compared with the prior year, reflecting strong sales performance in the agency channel during the second half of the year and growth in the bancassurance channel throughout the year. The growth benefited from a shift to more profitable traditional, non-investment-linked, business including health. Health new business profit grew by 45 per cent year on year, improving health's overall contribution to new business profit to 54 per cent, and increasing Indonesia's focus on traditional business.

In the first half of 2024, our agency business encountered several short-term challenges, particularly in the health sector, leading to a sales lag. However, the second half of the year saw a substantial recovery, with the number of active agents increasing 44 per cent, agency APE sales increasing by 91 per cent and new business profit rising by 122 per cent all compared to the first half of the year. This strong performance is also evident when compared with the same period last year, with APE sales growing by 19 per cent year on year and new business profit by 28 per cent over the same period. As a result, the agency channel grew new business profit by 5 per cent in 2024 and agency productivity increased by 21 per cent in 2024.

APE sales through the bancassurance channel grew by 43 per cent, accompanied by a 14-point increase in new business margin, which resulted in an increase in new business profit through the bancassurance channel of 131 per cent for the year. This performance is driven by strong sales of investment-linked products, the launch of revamped traditional endowment products, and UOB's acquisition and integration of Citibank's Indonesian operations. As a result, this channel's market share rose considerably and is now within the top ten bancassurance players.

Prudential Indonesia is also focused on creating value through improving efficiency. We are implementing operational transformation to enhance our process and controls as well as servicing capability for both customers and the sales force. This includes the expected deployment of PRUServices, our enhanced digital services platform, with a view to enhancing customer loyalty. Additionally, we are intensifying efforts in new customer acquisition by diversifying customer propositions and implementing leads management capabilities, utilising PRUForce, our agency digital platform.

The adjusted operating profit for Indonesia increased by 26 per cent to $268 million in 2024 as operating performance moved closer to expectations leading to an improvement in experience variances. The IFRS profit after tax in 2024 was $181 million for the period (2023: $156 million) with the increase in adjusted operating profit partially offset by the adverse effect of higher interest rates on bond values and insurance liabilities (to the extent these are recognised in the income statement rather than the CSM).

Mainland China – CITIC Prudential Life (CPL)

	Actual exchange rate			Constant exchange rate excluding economics for NBP*
	2024	2023	Change	Change
APE sales ($m)	**464**	534	(13)%	(12)%
New business profit ($m)	**111**	222	(50)%	7%
New business margin (%)	**24**	42	(18)ppts	9 ppts
Adjusted operating profit ($m)	**363**	368	(1)%	−%
Adjusted operating profit after tax ($m)	**363**	368	(1)%	−%
IFRS profit (loss) after tax ($m)	**159**	(577)	n/a	n/a

Amounts included in the table above represent the Group's 50 per cent share.

* Excluding interest rate and other economic movements for new business profit and new business margin. All metrics are on a constant exchange rate basis.

Prudential's life business in Mainland China , CITIC Prudential Life (CPL), is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. It benefits from the strong brands of both shareholders with a multi-distribution platform offering a diverse set of products to meet customers' needs.

CPL will celebrate its 25th year of operation in 2025 and operates with an extensive footprint across 23 branches covering 102 cities. In Mainland China, we are focused on the affluent and advanced affluent segments of the market where individuals typically have more resilient personal income levels, which are still significantly underpenetrated. We have a high-quality agency force as well as an extensive network of 62 bancassurance partners with access to over 5,200 branches across Mainland China. We expect that the changes in bancassurance regulations will provide CPL with further opportunities to grow its bank channel in particular. The broad reach of our banking partners and the focus of our agency business capabilities in the affluent and advanced affluent segments means that we are able to access the portion of the population that is likely to generate quality new business growth as consumer sentiment recovers. We expect that this growth will be largely in the form of health and protection, long-term policyholder participating savings products and pensions.

In 2024, our business in Mainland China has adapted its business model and operations to a number of new regulatory requirements, including transitioning to new capital rules, as well as to the downward trends in interest rates. Our focus is on delivering high-quality new business as we actively rebalance our product mix while maintaining prudent risk management. We have continued to target agent recruitment, as well as improving penetration of our bank partners' customer bases. As previously announced, Prudential has made a further RMB 1.25 billion ($174 million) cash contribution to increase the capital of CPL, with its joint venture partner contributing an equal amount. CPL's 2024 local comprehensive solvency ratio, assuming the second capital contribution had occurred at the end of the year, would be 258 per cent, well in excess of regulatory requirements.

The business continues to focus on quality growth whilst prudently managing risk given the continuing low interest rate environment in Mainland China. The Group manages the risk of its net investment position through holding derivatives to mitigate the effect of a further decrease in interest rates. While we remain cautious about the momentum for the business in 2025, we believe that, after the changes the business is making, for example in terms of products, we will be well placed to take advantage of improving macroeconomic conditions and customer confidence as they develop.

Segment discussion continued

Financial performance

New business profit increased by 7 per cent, driven by the favourable product mix, which contributed to the new business margin increasing by 9 percentage points. CPL has shifted its product mix by pivoting towards higher margin annuity and longer premium payment-term participating business, while continuing to comply with the effects of the 2023 regulatory guidance on expense control for the bancassurance channel. In addition, consistent with the rest of the industry, a series of re-pricing actions were implemented over the year mainly due to falling bond yields. While these market factors contributed to an overall fall in APE sales of (12) per cent, within this, we saw growth from our renewed focus on participating and health and protection products with their contribution to total APE sales increasing by 10 percentage points and five percentage points, respectively, compared with the prior year.

In the bancassurance channel and other channels, CPL has shifted to higher value, less capital intensive business that is more resilient to the current economic environment. While bancassurance APE sales for 2024 were lower than the prior year, momentum noticeably improved in the second half of 2024, as CPL and its bank partners gradually adapted to the regulatory guidance on expense control for the bancassurance channel implemented in late 2023. As a result APE sales for the second half of 2024 increased by 20 per cent compared with the same period in the prior year. Bancassurance new business margins increased by 19 percentage points, driven by a favourable product mix of health and protection and retirement products. As a result, new business profit in bancassurance and other channels was up 28 per cent.

Agency business saw a (24) per cent decline in APE sales, which were impacted by product regulatory changes that had boosted sales in 2023. Sales across the year were weaker as the effect of the product shift away from interest-rate-based savings products took effect. Management continues to focus on shifting the product mix in agency towards higher value products, with APE sales of participating products growing year on year. The improvement in product mix helped new business margins increase by 9 percentage points, partially offsetting the fall in sales volumes, with new business profit (11) per cent lower.

The adjusted operating profit before tax for CPL was $363 million, broadly flat in comparison to the prior year. Growth was constrained as lower amounts were added to CSM from new business given the challenging sales environment in recent periods. The segmental IFRS profit for the year was $159 million compared to a loss of $(577) million in 2023, largely as a result of improved equity returns and longer asset duration in 2024 contributing to a reduction in the level of short-term market driven fluctuations.

CPL is accounted for as a joint venture in the Group accounts. Hence the Group's balance sheet includes a single line of $0.9 billion being the Group's share of CPL's shareholders' equity. This represents 5 per cent of the Group's shareholders' equity.

Malaysia

	Actual exchange rate			Constant exchange rate excluding economics for NBP*
	2024	2023	Change	Change
APE sales ($m)	**406**	384	6%	6%
New business profit ($m)	**160**	167	(4)%	(4)%
New business margin (%)	**39**	43	(4)ppts	(4)ppts
Adjusted operating profit ($m)	**338**	305	11%	11%
Adjusted operating profit after tax ($m)	**264**	237	11%	12%
IFRS profit after tax ($m)	**296**	257	15%	16%

* Excluding interest rate and other economic movements for new business profit and new business margin. All metrics are on a constant exchange rate basis.

In 2024, we celebrated 100 years of our Malaysian operations. Today, we are a leading life insurer in the conventional market and the largest Takaful operator[1] making Prudential one of the largest life insurance providers in the country[1]. In 2024, we increased our market share and outgrew the industry, based on relevant Malaysia market metrics, despite a challenging environment by developing new solutions to meet our customers' health and savings needs, while taking proactive actions to manage our medical book amid high medical inflation.

In Malaysia, our diversified distribution network includes our premier agency force and our bank partnerships with Standard Chartered Bank, UOB and Bank Simpanan Nasional.

In July, we launched our pioneering claims-based pricing proposition, aimed at managing the rising medical inflation while improving health outcomes for our customers. We also launched a first-in-market gender-specific critical illness proposition to address the different protection needs of our customers.

These customer-centric innovations led to our operations being honoured at the Insurance Asia Awards 2024 and being named 'International Life Insurer of the Year – Malaysia' and 'New Takaful Insurance Product of the Year'.

The health market in Malaysia has continued to face rising medical costs, driven by escalating medical treatment costs and increased incidences of hospitalisation. We are leading the market in responding to this environment. We were the first to introduce a rigorous and consistent repricing programme while seeking to mitigate the impact on customers by addressing the underlying causes of the increase in expense. For example, we have partnered with Google Cloud on the pilot launch of MedLM, a generative AI fine tuned for the healthcare industry, to improve the accuracy and efficiency of managing medical insurance claims. These actions seek to protect customer value and the value of our medical portfolio amid high medical inflation.

Our health strategy has positioned us to respond swiftly to the recent announcement by Bank Negara Malaysia on the new medical repricing guidelines to cap premium increases. Our capabilities, as highlighted above, provide resiliency and a competitive advantage for us as we address this challenging environment.

In July 2024, the Federal Court of Malaysia overturned the previous rulings of the High Court and the Court of Appeal in Prudential's favour in an ongoing series of litigation with a minority partner. The Group has continued to consolidate its Malaysian conventional life subsidiary and the decision has no impact on the business at an operational level. The metrics in the segment table above reflect the fully consolidated results (i.e. before non-controlling interest impacts) of the conventional life business subsidiary (Prudential Assurance Malaysia Berhad or PAMB) and 49 per cent of the Takaful joint venture.

Prudential owns 51 per cent of the ordinary shares of the holding company of PAMB and a 49 per cent share in the Takaful joint venture.

Financial performance

New business profit for 2024 was (4) per cent lower compared with the same period in the prior year, despite APE sales in the same period being up 6 per cent. Margins were lower given the channel mix shift in the period.

Agency APE sales declined by (2) per cent and new business profit declined by (7) per cent in 2024, given the initial impact of the repricing actions referred to above. We saw significantly improved momentum in the second half of 2024, with APE sales in that period 32 per cent higher than the first half. Despite the drop in sales volume for the year, our new business profit per active agent increased by 1 per cent, largely driven by growth from our top performing agents. Our Million Dollar Round Table (MDRT) qualifiers grew 9 per cent as we continue to focus on building professional agencies supported by high adoption of our digital tools PRUForce and PRULeads. We expect to see the benefits of our management actions in both the quality and affordability of health products sold in Malaysia during 2025.

The agency industry as a whole faced multiple challenges in 2024 ranging from a shrinking recruitment pool to a persistent increase in medical inflation affecting premium rates. We continued to intensify our efforts to attract quality new agents by revamping our recruitment proposition and using social media platforms for targeting talent. We have launched a comprehensive training programme to equip our agents with the necessary knowledge and tools to effectively engage our customers.

APE sales through the bancassurance channel grew 12 per cent, driven by higher sales through Standard Chartered, as a result of our consistent focus on driving incremental protection business, and increased customer penetration in Bank Simpanan Nasional in Takaful. New business profit grew 20 per cent driven by higher APE volume as well as margin improvement from our continuous efforts in driving protection sales from Standard Chartered and UOB.

The adjusted operating profit for our business in Malaysia increased from $305 million (actual exchange rate) to $338 million, primarily driven by a higher net investment result due to the increase in the underlying investment funds and an improved asset mix.

The IFRS profit after tax for our business in Malaysia increased from $257 million to $296 million reflecting, in part, positive equity performance in the year.

Segment discussion continued

Singapore

	Actual exchange rate			Constant exchange rate excluding economics for NBP*
	2024	2023	Change	Change
APE sales ($m)	**870**	787	11%	10%
New business profit ($m)	**557**	484	15%	12%
New business margin (%)	**64**	61	3 ppts	1 ppts
Adjusted operating profit ($m)	**693**	584	19%	18%
Adjusted operating profit after tax ($m)	**594**	493	20%	20%
IFRS profit after tax ($m)	**566**	512	11%	10%

* Excluding interest rate and other economic movements for new business profit and new business margin. All metrics are on a constant exchange rate basis.

In Singapore, we are one of the market leaders in health and protection, savings and investment-linked plans[1]. We have been serving the financial needs of Singapore residents for more than 90 years, delivering a suite of product offerings and professional advice through our network of agents and financial advisers and our bank partners. Through our two strategic partners, UOB and Standard Chartered Bank, we gain access to the retail, commercial banking and high-net-worth customer base of two established banks in Singapore.

We remain focused on our customers and seek to address their needs across the different stages in their lives. In the affluent segment, we offer comprehensive health and retirement solutions. We are one of the key players in the integrated Shield market (private health insurance coverage that integrates with the national MediShield Life scheme) and continue to explore innovative partnerships with healthcare and technology providers to enhance our offerings. For the younger generation, we continually improve our investment-linked propositions and expand options for ESG-themed investments for customers.

In Prudential Financial Adviser (PFA), our financial advisory firm, which was set up in 2023, our advisory force grew over 90 per cent to 1,020 members at end of 2024. PFA offers holistic financial advisory services, including general insurance and wealth solutions, in addition to Prudential's core solutions in whole and term life, health and protection, savings, retirement and employee benefits.

We received external recognition by winning No.1 Insurer The Straits Times Singapore's Best Customer Service 2024/25 survey for the second year in a row.

Financial performance

In 2024, we rebounded strongly from the previous year, achieving solid growth in sales and new customers as the Singapore economy continued to improve. Overall new business profits grew by 12 per cent to $557 million, above the growth in APE sales. The improvement in new business margin reflects our discipline in managing product mix and staying at the forefront of product innovation.

Individual health and protection APE sales mix has remained stable, while there has been an increase in the proportion of APE sales that are investment-linked policies. Responding to market interest, we refreshed our unit-linked proposition in 2024 and will continue to improve and expand our offerings in 2025. We also launched our Index Universal Life solutions to extend our legacy planning solution to the high-net-worth space. The product has seen robust sales, particularly in the second half of 2024, driving a 30 per cent increase in single premium sales in the bancassurance channel over last year.

Shield APE sales grew 5 per cent over last year. We remain disciplined in managing the profitability of the portfolio and continue to pursue innovative product features and value-added services.

New business profit from the agency and financial advisory channel improved by 10 per cent in the year, driven by volume growth. The channel continues to deliver strong new business margins, with approximately two-thirds of new business profit being health and protection solutions.

At the end of 2024, our agency force and financial advisers stood at over 5,400. Our number of eligible agency MDRT members remained stable at over 25 per cent of total agents in 2024. We continue to drive quality recruitment through attractive programmes such as PruApprentice, which provides university graduates opportunities to establish a career in the financial sector through exposure to both agency and corporate settings.

New business profit from the bancassurance channel grew 18 per cent over the year, having largely recovered from the decline in 2023. Customer demand for our unit-linked solutions has remained strong, and the product contributed to a third of the business sold through the bank channel.

Adjusted operating profit for our business in Singapore increased by 18 per cent to $693 million, following underlying growth in the CSM from new business and improvements in the level of future profit expected given operating actions and performance in the period.

The IFRS profit after tax for our Singapore business was $566 million compared with $512 million in 2023 on an actual exchange rate basis. The uplift from adjusted operating profit has been largely offset by the negative impact from higher interest rates in the year. These increases reduce the present value of future expected protection profits (recognised as an asset on the balance sheet) and the value of bonds backing shareholders' equity.

Growth markets and other

	Actual exchange rate			Constant exchange rate excluding economics for NBP*
	2024	2023	Change	Change
APE sales ($m)	**2,137**	1,928	11%	16%
New business profit ($m)	**667**	699	(5)%	7%
New business margin (%)	**31**	36	(5)ppts	(3)ppts
Adjusted operating profit ($m)	**688**	746	(8)%	(4)%
Adjusted operating profit after tax ($m)	**531**	594	(11)%	(7)%
IFRS profit after tax ($m)	**503**	775	(35)%	(33)%

* Excluding interest rate and other economic movements for new business profit and new business margin. All metrics are on a constant exchange rate basis.

Our growth markets and other segment incorporates our life businesses in Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar in the ASEAN region, as well as those in India, Taiwan and Africa.

Our growth markets and other segment delivered new business profit of $667 million representing growth of 7 per cent and it remains the second largest segment in the Group. APE sales grew 16 per cent to $2,137 million.

There was a fall in overall new business margin as a result of country mix with a lower proportion of sales from Vietnam given the market-wide disruption following regulatory change.

The adjusted operating profit for the segment was down (4) per cent to $688 million, with higher adjusted operating profit in Taiwan following recent business growth being more than offset by lower profits in Vietnam following a fall in the CSM balance from lower levels of new business and adverse persistency and economics.

The IFRS profit after tax and adjusted operating profit for the 'Growth markets and other' segment includes the tax charge on the profits/losses for the three life joint ventures and associates in Mainland China, India and Malaysia (Takaful business), respectively. The overall tax benefit for these entities from large investment losses seen in 2023 has not been repeated given the more muted short-term market effects in 2024. Accordingly IFRS profit after tax for the segment fell by (33) per cent to $503 million in 2024.

A detailed discussion of new business performance by key businesses is presented below.

Thailand

In Thailand, we continue to focus on our bancassurance channel complemented by other distribution channels including digital, agency, direct marketing and brokerage. Our bancassurance channel continues to perform strongly, delivering APE sales growth of 29 per cent compared with the prior year. This is supported by a successful onboarding of the CIMB bancassurance partnership. We retained our top three position in bancassurance sales in the market.

Overall APE sales increased by 27 per cent to $308 million, driven by the introduction of a number of new products, including a newly launched version of our Global Index Linked savings product. This product targets the needs of affluent clients that are seeking to grow their wealth to achieve their life goals and plan for their retirement. The increase in APE sales has led to increased new business profit in the period.

Vietnam

Prudential is one of the leading life insurance companies in Vietnam, which has the third-largest population in ASEAN, and operates with diversified distribution strategy across multiple channels. APE sales declined (35) per cent to $121 million, against an overall market decline of (14) per cent, with the market continuing to face disruption including recent and ongoing regulatory change. New business profit in Vietnam fell in the period reflecting the decrease in APE sales.

We continue to focus on quality customer outcomes with industry-leading quality standards, compliant with, or more stringent than, the new Insurance Business Law. While disruption is expected over the short term, we believe the market will regain its growth momentum as customer confidence is restored. There remains significant opportunity to meet the structural demand for savings and protection solutions due to low market penetration and a significant protection gap.

APE sales through the agency channel declined (26) per cent, reflecting headwinds from weak consumer sentiment. We have a sizeable professional agency force in Vietnam with high level of agents qualifying for MDRT status in 2024. We continue to invest in our agency force to support our long-term quality growth ambitions and to professionalise it further through training and development.

Regulatory actions aimed at addressing weak consumer confidence in the industry meant we continued to face challenges in the bancassurance market in 2024. APE sales declined (52) per cent in 2024. We are working closely with our Vietnam bank partners to drive quality sales that address customer needs through training and better processes and continue to see the opportunity to increase penetration rates in our strategic bank partners. Our partners include an exclusive partnership with Vietnam International Bank, and we recently added HSBC as a partner with a focus on targeting customers in the urban wealth segment. Sales momentum improved in the second half relative to the first, assisted by our support to bank partners to increase the penetration of target quality segments. Long term we see Vietnam as a market with substantial potential.

The Philippines

We have a top three market position in the Philippines with 15 per cent market share by weighted new business premium, based on the latest available market data. This reflects the core strength of our leading agency force, which is the largest in the market, and our extensive range of propositions to meet our customers' savings and protection needs.

APE sales of $164 million were (4) per cent lower than the prior year, largely due to strong competition for our quality agents. We saw an agency headcount reduction in the first half of 2024, and we have responded strongly by taking steps to retain and recruit quality new talent and increase agent productivity. These efforts resulted in a 16 per cent increase in APE sales during second half of 2024 against the prior year, including record sales in the final quarter. Notably sales quality has remained high, with the individual health and protection mix at 24 per cent of APE sales, and regular premium business accounting for over 95 per cent of business written. New business profit in the Philippines fell in the period, reflecting the decrease in APE sales.

Segment discussion continued

Going forwards, we will continue to strengthen our distribution network through onboarding and nurturing high-quality agents, as well as continuing to promote a seamless customer experience through offering comprehensive solutions.

India

ICICI Prudential Life, of which we currently hold 22 per cent, is among the top-four private life insurance companies in India and is listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE) in India. We have a well-diversified distribution network enabling the company to reach a wider cross-section of customers to drive growth. Our diverse distribution network comprises more than 200,000 agents including the addition of 68,000 new agents in 2024 and 46 bank partnerships with access to more than 22,000 bank branches.

APE sales in India grew 20 per cent in 2024 to $276 million, driven by strong double-digit growth in both agency and bancassurance channels. We believe this shift in market dynamics is likely to persist in the near term. Through the '3C' framework – Customer centricity, Competency and Catalyst, ICICI Prudential Life will continue to deliver sustainable new business profit by balancing business growth, profitability and risk and prudence.

Taiwan

Taiwan is the fifth-largest life insurance market in Asia[1], with a population of 24 million. Prudential is a leading insurance company in Taiwan among foreign players and increased APE market share to 8.0 per cent in 2024 compared to 7.6 per cent in 2023.

Our business in Taiwan provides solutions for long-term savings and protection to our target market segments. During the year we have continued to broaden the distribution of our participating product suite. High-net-worth individuals remain a key customer segment for Prudential Taiwan with over 7,200 new customers acquired from this segment in 2024 (an increase of 34 per cent compared with 2023).

In Taiwan, APE sales grew by 26 per cent to $1,092 million in 2024, through a diversified channel mix of bancassurance and brokerage. We delivered a strong performance through our local bank partners, supported by key product campaigns and initiatives. Our offering of tailored solutions to fulfil specific customer needs across saving, protection and medical and across different life stages and currencies has contributed to our growth. This increase in sales volumes, together with the positive product mix effects, drove a significant increase in new business profit in the period.

Africa

Despite macroeconomic uncertainties and, in particular, high inflation, APE sales for Africa grew by 16 per cent to $146 million in 2024, with double-digit growth in both agency and bancassurance sales. Six out of our eight life businesses delivered double-digit growth in new business profit in the year. This resulted from an improved channel and product mix, as well as the growth in APE sales.

In Africa, Prudential has an established agency force with over 530 agents who qualified for Million Dollar Round Table membership. In addition, Prudential Africa has added four new bank partners in the year, giving us access to nearly 1,600 bank branches in total. We expanded our Standard Chartered relationship to a further two countries completing the rollout to our core markets.

We will continue to focus our investment and capital on large markets in which we see long-term attractive returns. In line with our strategy, we successfully acquired full ownership of Prudential Zenith Life Insurance Limited Nigeria in 2024.

Eastspring

	Actual exchange rate			Constant exchange rate
	2024	2023	Change	Change
Total funds under management ($bn)	**258.0**	237.1	9%	12%
Adjusted operating profit ($m)	**304**	280	9%	10%
Fee margin based on operating income (bps)	**30**	31	(1)bps	(1)bps
Cost/income ratio (%)	**52**	53	1ppts	1ppts
IFRS profit after tax ($m)	**264**	254	4%	5%

Eastspring is the Group's asset management company. We are uniquely positioned with one of the widest footprints among asset management companies in Asia through our operations in 11 key markets. Eastspring has $258.0 billion funds under management or advice (referred collectively as funds under management or FUM) including $148.5 billion funds under management on behalf of the Prudential Group with the balance managed for external third parties.

Investment performance: Delivering excellence for our clients

Over the past year, we have seen 60 per cent of FUM outperform their benchmarks, a notable improvement from 44 per cent in 2023. On a three-year basis, 61 per cent of FUM outperformed their benchmark (2023: 50 per cent). This improvement can largely be attributed to the efforts of our investment teams. Notably, the Multi Asset Portfolio Solutions (MAPS) team implemented platform improvements and process enhancements in early 2024, leading to 95 per cent of MAPS portfolios outperforming their benchmark over one year. Our fixed income strategies continued to demonstrate consistent strong results while our equity strategies also improved.

Delivering strong investment returns for clients is at the heart of everything we do. The arrival of a new Chief Investment Officer in mid-2024 has accelerated the development and execution of plans to further strengthen existing capabilities and develop new opportunities. This includes building one unified regional investment platform which has enabled us to nurture and draw on expertise and research from our teams across markets for better market insights and investment decision-making.

Eastspring's investment expertise and performance have been well recognised with over 70 industry accolades in 2024, including 19 Lipper Fund awards, 13 Asset Benchmark Research accolades and eight Asia Asset Management Best of the Best awards.

Client-first: Sharpen, focus and scale

We continued to strengthen and deepen our relationships with third-party clients and with other Prudential Group businesses, providing them with advice through the most dynamic of environments.

Our focus on clients has led to good success, particularly in our wholly-owned retail business, which achieved record net inflows of $2.9 billion. This marks our best performing year since 2015 for our wholly-owned retail business. Notably, our Japan, Thailand and Taiwan businesses delivered impressive net flows. While we saw strong gross flows across the organisation, our overall net flow was challenged by several one-off institutional outflows.

The appointment of our new Chief Distribution Officer in March 2024 has greatly shaped our global distribution strategy, which drives our

client-first approach. To ensure we remain attuned to our clients' voices and needs, we conducted our first global NPS survey for third-party clients, which yielded promising results. We also introduced our High Conviction strategies, a selection of carefully curated regional products designed to meet clients' investment goals and align with our current investment outlook.

Stewardship and materiality: Through the Eastspring lens

Our leadership extends to responsible investment and governance. Our proprietary ESG integration tool, the ESG Visualiser (ESGV), is now available across Eastspring's investment teams. We have also deepened our climate strategy to seize investment opportunities and address the climate investing gap. This includes the development of an industry best-practice standard, the Eastspring-Prudential 'Framework for Investing in Climate Transition in the Capital Markets', endorsed by the Climate Bonds Initiative.

Currently, we are creating solutions based on this framework using our particular insights as an asset manager that operates in Asia and Africa. Our efforts have been recognised by industry organisations, such as the Asia Investor Group for Climate Change (AIGCC). We have also been selected to co-chair the AIGCC Just Transition working group in 2025, further establishing us as thought leaders in climate investment.

Joint venture growth initiatives

As at 31 December 2024, Eastspring FUM includes $51.5 billion that represents our 49 per cent share in funds managed by ICICI Prudential Asset Management Company (IPAMC) in India and $11.5 billion that represents our 49 per cent share in funds managed by CITIC-Prudential Fund Management Company Limited (CPFMC) in China.

In India, during 2024 IPAMC serviced more than 10 million customers across over 300 locations. It is the second largest asset manager by FUM with more than 12 per cent market share[5] as at 31 December 2024. In the year to 31 December 2024, our 49 per cent share of the profit after tax reported by the business was $146 million, up 31 per cent year on year. Direct business customer numbers grew by over 35 per cent year on year to 4.2 million and constitute 30 per cent of IPAMC's overall customer base at 31 December 2024.

In China, CPFMC strengthened its distribution capabilities. In addition to 76 new institutional clients, its retail client base exceeded 9.1 million customers, of which 1.38 million were newly acquired. Investment performance was strong in 2024, with 21 products receiving five-star ratings and 17 products ranking among the top 20 per cent in their respective investment categories.

Segment discussion continued

Financial performance

	Actual exchange rate			Constant exchange rate
	2024	2023	Change	Change
	$m*	$m*	%	%
External funds under management ($bn)	**108.2**	94.2	15	19
Funds managed on behalf of M&G plc ($bn)	**1.2**	1.9	(37)	(33)
External funds under management ($bn)	**109.4**	96.1	14	18
Internal funds under management ($bn)	**115.4**	110.0	5	8
Internal funds under advice ($bn)	**33.2**	31.0	7	11
Total internal funds under management or advice ($bn)	**148.6**	141.0	5	9
Total funds under management or advice ($bn)	**258.0**	237.1	9	12
Total external net flows†	**6,499**	4,054	n/a	n/a
Analysis of adjusted operating profit				
Retail operating income	**414**	353	17	19
Institutional operating income	**333**	347	(4)	(3)
Operating income before performance-related fees	**747**	700	7	8
Performance-related fees	**–**	(2)	n/a	n/a
Operating income (net of commission)	**747**	698	7	8
Operating expense	**(385)**	(372)	(3)	(4)
Group's share of tax on joint ventures' adjusted operating profit	**(58)**	(46)	(26)	(29)
Adjusted operating profit	**304**	280	9	10
Adjusted operating profit after tax	**275**	254	8	10
Average funds managed by Eastspring	**249.3**	225.9	10	11
Fee margin based on operating income	**30bps**	31bps	(1)bps	(1)bps
Cost/income ratio	**52%**	53%	1ppts	1ppts

* Unless otherwise stated.
† Excluding funds managed on behalf of M&G plc.

Eastspring's total funds under management (FUM) increased by 9 per cent to $258.0 billion (31 December 2023: $237.1 billion on actual exchange rate basis), reflecting favourable market movements, and net inflows from third parties and the Group's life business. In 2024, there was a shift in overall asset mix from bonds and multi-assets to equity funds, while the overall assets remain well diversified across both clients and asset classes.

Third-party net inflows (excluding money market funds and funds managed on behalf of M&G plc) were $6.5 billion (2023: $(4.1) billion) with net inflows into higher margin retail funds being partly offset by institutional net outflows. The expected redemption of funds managed on behalf of M&G plc has been completed with further net outflows of $(0.7) billion in 2024. Net inflows from

Prudential's life business were $5.2 billion, more than doubling that of the prior year (2023: $2.3 billion).

The average FUM grew by 11 per cent, comparable with the 10 per cent growth in Eastspring's adjusted operating profit. 2024's adjusted operating profit of $304 million includes a $22 million (2023: $22 million) net investment gain, reported within operating income before performance-related fees, on shareholders' investments including seed capital. Excluding the gains on shareholders' investments from both periods, operating profit was 11 per cent higher. There was an improvement in the cost/income ratio, as revenue growth outpaced a moderate increase in costs. Fee margin fell slightly from the prior year, due to margin compression in India given strong inflows and FUM growth.

Notes
(1) As reported at full year 2024 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on eleven months ended November 2024: Thailand, nine months ended September 2024: Mainland China, Hong Kong, Malaysia, Uganda (Africa), three months ended March 2024: PPMZ (Africa), and full year 2023: Laos, Zambia (Africa), Ghana (Africa), Nigeria (Africa) and Kenya (Africa).
(2) Source: The Guangdong-Hong Kong-Macao Greater Bay Area Development Office.
(3) Source: Swiss Re Institute.
(4) Compound annual growth rate for APE sales in 9-month period to 30 September 2024 from the 9-month period to 30 September 2022, compared with top-5 insurers in the market as at 30 September 2022.
(5) Source: AMFI.

Thoughtful risk management through advocating the interests of our people, customers, regulators and shareholders

1   Introduction

Prudential's Group Risk Framework, risk appetite and robust governance have enabled the business to manage and control its risk exposure throughout market volatility and uncertainty in 2024 to support the Group's strategy of delivering sustainable value for all our stakeholders. As Prudential focuses on executing its strategy across Asia and Africa, the Group-wide Risk, Compliance and Security (RCS) function has continued to provide risk advice, recommendations and assurance. It also engages with Prudential's Group-wide supervisor, the Hong Kong Insurance Authority (Hong Kong IA), on critical activities, while overseeing the risks and implications to the ongoing business with the goal of ensuring that the Group remains within its approved risk appetite. Our risk strategy places strong emphasis on thoughtful risk management as a core mission statement, outlining four essential strategic pillars covering stewardship, agile and robust risk management, effective systems of governance and compliance, and value-add mindset. This is also supported by three enablers including standardisation and simplifications of controls and processes, timely access to data and increased use of technology and analytics, and building capabilities at scale. The Group effectively leverages its risk management, compliance and security experience in more mature markets, applying it appropriately to its growth markets. The manner and extent of their application take into account their specific risks and the extent of their challenges under complex operating environments, and are reflective of opportunities, customer issues and needs, and local customs. Prudential will continue to take a holistic and coordinated approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses.

Below we explain how we manage risk, including through our risk governance framework and processes. We then describe the principal risks the Group faces, including how each principal risk is managed and mitigated, followed by a detailed description of the specific risk factors that may affect our business, the Group and our stakeholders.

2   Risk governance

a.   System of governance

Prudential has in place a system of governance that embeds clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, and monitored and reported. The Group Risk Framework, owned by the Board, details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the 'three lines' model. The 'first line' is responsible for taking and managing risk within the risk appetite, while the 'second line' provides additional challenge, expertise and oversight to support risk and compliance management, and the 'third line' provides independent assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide RCS function reviews, assesses, oversees and reports on the Group's aggregate risk exposure and solvency position from an economic, regulatory compliance and credit ratings perspective.

The level of Group governance and its appropriateness are reviewed regularly to promote individual accountability in decision-making and support the overall corporate governance framework to provide sound and prudent management and oversight of the Group's business. The Group also regularly reviews the Group Risk Framework and supporting policies, to ensure that sustainability considerations, which form an integral part of the wider Group governance, are appropriately reflected in policies and processes and embedded within all business functions.

b.   Group Risk Framework

i.   Risk governance and culture

Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk and compliance policies that have been established to enable business decision-making with respect to control activities and risk-related matters. The Risk Committee leads the risk governance structure, supported by independent Non-executive Directors on the risk committees of the Group's material subsidiaries. The Risk Committee approves changes to the Group Risk Framework and the core risk and compliance policies that support it, and has direct lines of communication to, and reporting and oversight of, the risk committees of, the Group's material subsidiaries. The chief risk and compliance officers of the Group's material subsidiaries and the regional chief executive officers of the Group's Strategic Business Groups are also invited to the Group Executive Risk Committee, which serves as the advisory committee to the Group Chief Risk and Compliance Officer. The chief risk and compliance officers of the Group's material subsidiaries also attend the Risk Committee meetings on a rotational basis.

Risk review continued

Risk culture is a strategic priority of the Board, which recognises its importance in the way the Group conducts business. The Group has a set of fundamental values, referred to as 'The PruWay', that serve as the Group's guiding principles to ethical and authentic conduct, and apply equally to all members of Prudential and its affiliates. The PruWay defines how Prudential expects business to be conducted to achieve its strategic objectives, to build a culture of trust and transparency that allows our people to thrive, and to deliver sustainable value for all our stakeholders: customers, employees, shareholders and the communities in which we operate. The Board-level Sustainability Committee was established in 2024, replacing the Responsibility & Sustainability Working Group, to support the Board's responsibilities on embedding the Group's sustainability strategy, goals, and implementation of sound culture considerations in the ways we operate, as well as overseeing progress on environment, responsible investment, customer, culture, people and community matters. The Risk Committee's previous oversight responsibilities for environmental and climate-related risk have been transferred to the Sustainability Committee. However, the Risk Committee continues to receive regular updates on key sustainability-related risk matters, such as regulatory and legislative developments related to environment and climate-related topics, and progress against the Group's responsible investment commitments.

The Group Risk Framework and underlying policies support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting acceptable and unacceptable behaviours. This is supported by the inclusion of risk and sustainability considerations in performance management and remuneration for key executives; the building of appropriate skills and capabilities in risk management; and ensuring that employees understand and care about their role in managing risks through open discussions, collaboration and engagement. The Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential's Code of Conduct and Group Governance Manual, supported by the Group's risk-related policies, are reviewed regularly. The Code of Conduct lays down the principles and guidelines that outline the ethical standards and responsibilities of the organisation and our people. Supporting policies include those related to regulatory compliance, anti-money laundering, sanctions, anti-bribery and corruption, counter fraud, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group's Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations be taken into account for material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct violations are also in place.

Further details on the Group's sustainability governance arrangements and strategic framework are included in the Group's 2024 Sustainability Report.

ii. The risk management cycle

The Group Own Risk and Solvency Assessment (ORSA) is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times, as well as stress and scenario testing that also includes climate scenarios.

Risk identification
The Group identifies and manages principal and emerging risks in accordance with the Group-wide Supervision (GWS) regulatory framework issued by the Hong Kong IA and provision 28 of the UK Corporate Governance Code. The Group performs a robust assessment and analysis of principal and emerging risk themes through the risk identification process, the Group ORSA report, and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making. Top-down and bottom-up processes are in place to support Group-wide identification of principal risks. The Group's principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis.

An emerging risk identification framework also exists to support the Group's preparations in managing financial and non-financial risks expected to crystallise beyond the business-planning horizon. The Group's emerging risk identification process recognises the dynamic materiality of emerging risk themes, whereby the topics and the associated risks that are important to the Group and its respective key stakeholders can change over time, often very quickly. This is often seen for sustainability-related (including environmental, social and governance (ESG) and climate-related) and technology innovation-related (including machine learning and artificial intelligence (AI), data security, privacy and cyber resilience) risks, which can potentially impact the Group both financially and reputationally given evolving stakeholder expectations.

The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits and assessment of management actions which could be taken to maintain a strong capital position and aid stakeholder value creation.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks which are material and mitigated by holding capital are modelled in the Group's internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) with robust processes and controls on model changes. The GIECA model and results are subject to independent validation.

Risk management and control
The Group's control procedures and systems focus on aligning the levels of risk taking with the Group's strategy and can only provide reasonable, not absolute, assurance against material misstatement or loss. The Group's risk policies define the Group's appetite for material risks and set out the risk management and control requirements to limit exposure. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. Stress and scenario testing is also in place to assess the robustness of capital adequacy and liquidity and the appropriateness of risk limits, as well as to support recovery planning. This includes reverse stress testing, which requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The methods and risk management tools employed to mitigate each of the Group's principal risks are detailed in section 3 below.

Risk monitoring and reporting
The Group's principal risks are highlighted in the management information received by the Risk Committee and the Board, which also includes key exposures against appetite and developments in the Group's principal and emerging risks.

iii. Risk appetite, limits and triggers

The Group aims to balance the interests of the broad spectrum of its stakeholders (including customers, investors, employees, regulators, communities and key business partners) and understands that a well-managed acceptance of risk lies at the heart of its business. The Group generates stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group's systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group's ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group's aggregate risk appetite and the Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Risk Committee, supported by the RCS function, is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group's aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

1. **Capital requirements:** Limits on capital requirements aim to ensure that, in both business-as-usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements and regulatory capital requirements, achieves its desired target credit rating to meet its business objectives, and avoids the need for supervisory intervention. The two measures in use at the Group level are the GWS and GIECA capital requirements.

2. **Liquidity:** The objective of the Group's liquidity risk appetite is to help ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio, which considers the sources of liquidity against liquidity requirements under stress scenarios.

3. **Non-financial risks:** The Non-Financial Risk Appetite Framework is in place to identify, measure and assess, manage and control, monitor and report effectively on material non-financial risks across the business. The non-financial risk appetite is framed around the perspectives of its varied stakeholders, accounts for current and expected changes in the external environment, and provides limit and trigger appetite thresholds for non-financial risk categories across the Group's locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy, and aims to manage these risks effectively to maintain its operational resilience, and its commitments to customers and all other stakeholders, and avoid material adverse financial loss or impact to its reputation.

Risk review continued

Risk identification

Risk identification covers Group-wide:

(a) Top-down risk identification
(b) Bottom-up risk identification
(c) Emerging risk identification

Risk measurement and assessment

Risks are assessed in terms of materiality. Material risks which are modelled are included in appropriately validated capital models.

Risk identification

Risk measurement and assessment

Risk management

Risk governance and culture

Risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies. A set of fundamental values (The PruWay) and Prudential's Code of Conduct serve as the Group's guiding principles for ethical and authentic conduct.

Business strategy

Business strategy and business plan provide direction on future growth and inform the level of limits on solvency, liquidity and our key risks. The RCS function provides input and opinion on key aspects of business strategy.

Capital management

Capital adequacy is monitored to help ensure that internal and regulatory capital requirements are met, and that solvency buffers are appropriate over the business planning horizon and under stress.

Stress and scenario testing

Stress and scenario testing is performed to assess the robustness of capital adequacy and liquidity, and the appropriateness of risk limits, as well as to support recovery planning, which includes assessment of the effectiveness of the Group's recovery measures and the appropriateness of activation points.

Monitor and report

Manage and control

Monitoring and reporting

Escalation requirements in the event of a breach are clearly defined. Risk reporting provides regular updates to the Board and the Risk Committee on exposures against Board-approved appetite statements and limits. Reporting also covers the Group's principal risks.

Management and control

Risk appetite and limits allow for the controlled growth of the Group's business, in line with business strategy and plan. Processes that support the oversight and control of risks include:

1. The Risk and Control Self-Assessment (RCSA) process
2. The Own Risk and Solvency Assessment (ORSA)
3. Group-approved limits and early warning triggers
4. Large risk approval process
5. Global Counterparty Limit Framework
6. Crisis management/internal incidents management procedures
7. Stress and scenario testing, including reverse stress testing

3   The Group's principal risks

The delivery of the Group's strategy in building long-term value for all our stakeholders inevitably requires the acceptance of certain risks. The materialisation of any of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, with an adverse impact on Prudential's brand and reputation.

This section provides a high-level overview of the principal risks faced by the Group including the key tools used to manage and mitigate each risk. A detailed description of these and other risks is presented under the heading 'Risk factors' below.

The Group's 2024 Sustainability Report includes further detail on the sustainability-related (including ESG and climate-related) risks which contribute to the materiality of the Group's principal risks detailed below.

Summary of principal risks

Risks to the Group's financial position

The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.

Risk type
– Global economic and geopolitical conditions
– Market risks to our investments:
  – Interest rate risk, including asset liability management (ALM)
  – Equity and property investment risk
  – Foreign exchange risk
– Liquidity risk
– Credit risk

Risks from the nature of our business and our industry

These include the Group's non-financial risks such as operational and transformation risks from significant change activity, risks related to regulatory compliance and legal, technology risks, risks associated with the Group's joint ventures and associates, and insurance risks, business concentration risks and customer conduct risks assumed by the Group in providing its products.

Risk type
– Non-financial risks:
  – Operations processes risk
  – Change management risk
  – Third-party and outsourcing management risk
  – Information and cyber security, IT infrastructure, data and privacy risks
  – Customer conduct risk
  – Regulatory compliance and legal risk
  – Model risk
  – Financial crime risk
  – Business continuity risk
– Insurance risks:
  – Medical claims inflation risk
  – Morbidity risk
  – Persistency risk
– Business concentration risk
– Risk associated with the oversight of the Group's joint ventures and associates

The Group's sustainability-related (including ESG and climate-related) risks

Sustainability-related risks refer to (a) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the company, and/or (b) the company's sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society.

Risk review continued

Risks to the Group's financial position

The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.

Risks in this category include the market risks to our investments and the credit quality of our investment portfolio, as well as liquidity risk.

Global economic and geopolitical conditions

Prudential operates in a macroeconomic and global financial market environment that continues to present significant uncertainties and potential challenges. This includes the risk of divergent and uncertain interest rate trajectories and the escalation of protectionist policies, which could put pressure on the creditworthiness of borrowers and growth prospects of businesses. Moreover, the relatively slower economic growth in Mainland China and concerns around its property sector, domestic private sector and customer demand, continue to place downward pressure on Mainland China's interest rates. Mainland China, other countries and many other significant economic blocs could also face protectionist policies from the US which may lead to uncertain implications for global external trade conditions. Such uncertainties could also weigh on both the broader Asian region and the global economy's growth outlook. A number of issuers within the Mainland China property sector and the US commercial real estate sector continued to experience a reduction in financial strength and flexibility, although the overall direct impact to the Group's invested credit portfolio was immaterial due to our diversified investment strategy. The above factors, along with concerns over uneven global growth, will likely contribute to increased securities market volatility, particularly if recession risk materialises in some regions where Prudential operates.

Conflicts, including Russia-Ukraine and Israel-Gaza, and geopolitical tensions, particularly from US-China relations and related tariffs, trade restrictions and enforcement actions, and resulting complexity and uncertainty, continued to impact on global and regional economic growth in 2024. Conflicts and escalating tensions may lead to further realignment and fragmentation risk within and between blocs and regions. Geopolitical events (including the impact of elections) will also continue to impact local domestic political and economic environments across Prudential's markets.

Macroeconomic and geopolitical developments are considered material to the Group and can potentially increase operational and business disruption and regulatory (including sanctions) and financial market risks, and have the potential to directly impact Prudential's sales and distribution networks, as well as its reputation. The potential impacts to the Group are included in sections 1.1 and 1.2 of the Risk factors.

Risk description	Risk management
Market risks to our investments	
(Audited) The value of Prudential's direct investments is impacted by fluctuations in interest rates, equity and property prices, credit spreads, and foreign exchange rates. There is also potentially indirect impact through the value of the net equity of its joint ventures and associates. The Group's direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical prices as well as potential impact on customers from an affordability perspective. Medical inflation risk as well as challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance risks section below.	The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that the risk remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group's market risks are managed and mitigated by the following: – The Group Market Risk Policy; – The Group Capital and Asset Liability Management (ALM) Committee and Group ALM Policy; – Changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate; – The Group Investment Committee and Group Investment Policy; – The Group Chief Investment Office, which is responsible for the formulation and execution of the company's investment strategies; – Hedging using derivatives, including currency forwards and swaps, bond forwards/futures, interest rate futures and swaps, and equity futures; – The monitoring and oversight of market risks through the regular reporting of management information; – Regular deep dive assessments; and – The Group Crisis Management Procedure (GCMP), which defines specific governance to be invoked in the event of a crisis such as a significant market, liquidity or credit-related event, cyber incident or staff safety issue. This includes, where necessary, the convening of the Executive Crisis Group and the Group Crisis Management Team to oversee, coordinate and, where appropriate, direct management of the event.

Risk description	Risk management

Market risks to our investments continued

Interest rate risk, including ALM

Interest rate risk is driven by the impact of the valuation of Prudential's assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates.

The Group's risk exposure to rising interest rates arises from the potential impact to the present value of future fees for unit-linked businesses, such as in Singapore, Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong and Singapore. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets not attributed to policyholder liabilities, such as the assets in the shareholder funds.

The Group's risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong, Singapore, Taiwan and Mainland China's participating and non-participating businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets.

The Group Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group's business objectives. It oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life businesses. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place. The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders' reasonable expectations, and economic and local regulatory requirements. Assessments are carried out on an economic basis which is consistent with the Group's internal economic capital methodology. Factors such as local regulations, the availability of assets, currency, duration, and diversifications are considered as appropriate.

The Group's appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position. When asset and liability duration mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group's appetite for interest rate risk.

Equity and property investment risk

The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from participating businesses through potential fluctuations in the value of future shareholders' profits and where bonuses declared are based broadly on historical and current rates of return from the businesses' investment portfolios, which include equities.

The material exposures to equity risk in the Group's businesses include Mainland China's exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and unit-linked products. The Hong Kong and Singapore business contribute to the Group's equity risk exposure due to the equity assets backing participating products. The Singapore, Indonesia and Malaysia businesses are also exposed to equity risk through their unit-linked products.

The Group has limited acceptance for exposures to equity risk from non-participating products if it is not rewarded for taking the equity risk. The Group accepts equity exposure that arises from future fees (including shareholder transfers from the participating businesses) but limits its exposure to policyholder guarantees by hedging against equity movements and guarantees where it is considered economically optimal to do so.

Where equity risk is accepted, it is explicitly defined by the strategic asset allocation, as well as monitored and managed through local risk and ALM committees. Overall exposure to equity risk from the participating businesses is also managed through Group risk limits consistent with the Group's appetite for equity risk.

Risk review continued

Risk description	Risk management

Market risks to our investments continued

Foreign exchange risk

The geographical diversity of Prudential's businesses means that it is exposed to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the Group's reporting/functional currency, the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group's US-dollar-reported financial statements. This risk is further detailed in section 1.6 of the Risk factors.

The Group accepts the currency risk that emerges from profits retained locally to support the growth of the Group's business and the translation risks from capital being held in the local currency of the business to meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest (ie remittances), this exposure is hedged if it is economically optimal to do so. The Group does not accept significant shareholder exposures to foreign exchange risks in currencies outside the local territory.

Foreign exchange risk is managed by the Group Capital and ALM Committee through the implementation of asset allocation on funds which captures the exposure to non-locally-denominated assets.

Liquidity risk

(Audited)

Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact market conditions and valuation of assets in a more uncertain way than other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group.

The Group has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $1.6 billion of undrawn committed facilities that can be made use of, expiring in 2029. Access to further liquidity is available through the debt capital markets and the Group's extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate liquidity risk, including the following:

– The Group's Liquidity Risk Policy;
– Regular assessment and reporting by the Group and business units of liquidity coverage ratios, which are calculated under both base case and stressed scenarios;
– The Group's Liquidity Risk Management Plan;
– The Group's Collateral Management Standard;
– The Group's contingency plans and identified sources of liquidity;
– The Group's ability to access the money and debt capital markets; and
– The Group's access to external committed credit facilities.

Risk description	Risk management

Credit risk

(Audited)

Credit risk is the potential for loss resulting from a borrower's failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group's investments in bonds, reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Credit spread risk, another type of credit risk, arises when the interest rate/return on a loan or bond is disproportionately low compared with another investment with a lower risk of default. Invested credit and counterparty risks are considered material risks for the Group's business units.

The total debt securities at 31 December 2024 held by the Group's operations were $73.8 billion (31 December 2023: $83.1 billion). The majority (84 per cent, 31 December 2023: 83 per cent) of the portfolio are investments either held in unit-linked funds or that support insurance products where policyholders participate in the returns of a specified pool of investments[1]. The gains or losses on these investments will largely be offset by movements in policyholder liabilities[2]. The remaining 16 per cent (31 December 2023: 17 per cent) of the debt portfolio (the 'shareholder debt portfolio') are investments where gains and losses broadly impact the income statement, albeit short-term market fluctuations are recorded outside of adjusted operating profit.

– **Group sovereign debt:** Prudential invests in bonds issued by national governments. This sovereign debt holding within the shareholder debt portfolio represented 54 per cent or $6.3 billion[3] of the total shareholder debt portfolio as at 31 December 2024 (31 December 2023: 55 per cent or $7.8 billion). The particular risks associated with holding sovereign debt are detailed further in the disclosures in the Risk factors. The total exposures held by the Group in sovereign debt securities at 31 December 2024 are given in note C1 of the Group's IFRS financial statements.
– **Corporate debt portfolio[6]:** In the shareholder debt portfolio, corporate debt exposures totalled $4.9 billion of which $4.5 billion or 93 per cent were investment grade rated (31 December 2024: $5.8 billion of which $5.4 billion or 94 per cent were investment grade rated).
– **Financial sector debt exposure and counterparty credit risk:** The financial sector, especially banks, represents a material concentration in the Group's corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to the financial sector, particularly banks, is a key part of its core investments, considered to be a material risk for the Group, as well as being important for the hedging and other activities undertaken to manage its various financial risks.

At 31 December 2024:

– 93 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated[4]. In particular, 57 per cent of the portfolio is rated[4] A- and above (or equivalent); and
– The Group's shareholder portfolio is well diversified: no individual sector[5] makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group's holdings across its life portfolios are mostly in local currency and with a largely domestic investor base. These portfolios are generally positioned towards high-quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group is actively monitoring include ongoing developments in the global banking and property sectors, potential slowdown of global economic growth, heightened geopolitical tension and protectionism, inflation risks and monetary policy responses, along with Mainland China's pace of economic growth and high indebtedness in African countries. The impacts of these closely monitored trends include potential for deterioration in the credit quality of the Group's invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group's portfolios. The Group's portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored, particularly in local markets where depth (and therefore the liquidity of such investments) may be low. Acknowledging that we can never eliminate downgrade or default risks, the Group has appetite to accept credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. This risk is further detailed in sections 1.4 and 1.5 of the Risk factors.

The Group actively reviews its investment portfolio to maintain the robustness and resilience of the solvency position. A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:

– The Group Credit Risk Policy and the Group Dealing Controls Policy;
– The Global Counterparty Limit Framework and concentration limits on large names;
– Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection; and
– The Group Executive Risk Committee, Group Risk Committee and Group Investment Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews.

Exposure to the financial sector is considered a material risk for the Group. Counterparty credit risk exposures, arising from cash, derivatives and reinsurance activities, are managed using an array of risk management tools, including a comprehensive system of rating-based limits, a focus on prioritising investment grade banks and implementing collateral arrangements where feasible. Regarding reinsurance, the vast majority of our reinsurance exposures are to reinsurers rated A- or above, and where appropriate, collateral is taken to support the reinsurance exposure. Where necessary, Prudential mitigates the level of its counterparty credit risk by reducing its exposure, or seeking alternative instruments.

Risk review continued

The Group's sustainability-related (including ESG and climate-related) risks

Sustainability-related risks refer to (a) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the company, and/or (b) the company's sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society.

Risk description	Risk management
Sustainability-related (including ESG and climate-related) risks	
Material and emerging risks associated with key sustainability themes may undermine the long-term success of a business by adversely impacting its financial and operational resilience, reputation and brand, and ability to attract and retain customers, investors, employees and distribution and other business partners, and therefore the results of its operations and delivery of its strategy and long-term financial success. Sustainability-related risks arise from the activities that support implementation of the Group's strategy, which is centred on three key pillars (providing simple and accessible health and financial protection, responsible investment and creating a sustainable business) and increases the expectations of the Group's stakeholders with regard to the Group's potential external environmental and social impact.	As custodians of stakeholder value for the long term, the Group seeks to manage sustainability-related risks and their potential impact on its business and stakeholders through transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with sustainability-related considerations integrated into investment processes and decisions, and the performance of fiduciary and stewardship duties, including via voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. Enhancing governance and controls around sustainability-related topics and external disclosures, internal knowledge sharing and capacity-building particularly for the boards of the local business units, establishing frameworks and governance for transition finance investments, preparation for the transition to the Hong Kong Stock Exchange and Singapore Exchange's climate disclosure requirements, and continued progress towards the Group's external climate-related commitments, remained priorities for the Group for 2024. Further information on the Group's sustainability governance and strategy, as well as the management of material sustainability themes, is included in the Group's 2024 Sustainability Report. The Group participates in networks, industry forums and working groups, such as the Net Zero Asset Owner Alliance (NZAOA), Principles for Responsible Investment (PRI) and CRO Forum, to further develop understanding and support action, consistent with the Group's fiduciary responsibilities, in relation to sustainability risks and promoting a just and inclusive transition. The Group also actively engages with, responds and contributes to, discussions, consultations and information-gathering exercises with local regulators, international supervisory bodies and global industry standard setters.

Risk description	Risk management

Sustainability-related (including ESG and climate-related) risks continued

Potential regulatory compliance and litigation risks exist globally and across Asia, as sustainability-related topics remain high on the agenda of both local regulators and international supervisory bodies, including the Financial Conduct Authority, the International Association of Insurance Supervisors (IAIS), the Hong Kong Stock Exchange and Singapore Exchange, which published their climate disclosure requirements in 2024, and the European Securities and Market Authority and the Monetary Authority of Singapore, which published their further requirements with regards to the use of sustainability and ESG nomenclature in the labelling of investment products. Delivery of the Group's Sustainability Strategy, including the decarbonisation commitments and the development of sustainable and inclusive offerings, heightens the risk of accusations of misleading or unsubstantiated representations to the extent of the environmental or societal impact of the Group's activities and the sustainability features of new products (eg greenwashing), which subsequently increases the risk of potential litigation, regulatory action or reputational damage. Evolving and diverging approaches to sustainability efforts in various jurisdictions also create challenges in addressing conflicting requirements and expectations. Further details of the Group's sustainability-related risks and regulations are included in sections 2.1 and 4.1 of the Risk factors.

The Group Risk Framework continues to be critically evaluated and updated where required to ensure both sustainability-related considerations and risks to the Group, including those arising from stakeholder expectations of the external impact of the Group's activities, are appropriately captured. Consideration is given to a number of risk characteristics which sustainability-related risks may exhibit, but which are not generally recognised in more traditional risk management practices. These characteristics are reflected in the materiality assessment of sustainability-related risk themes, the decision on how to treat the risks associated with the themes, and the assessment and enhancement of existing controls or development of new controls where necessary. Whilst some material sustainability themes are reflected in the risk taxonomy as standalone risks, the risks associated with most sustainability topics are generally treated as thematic cross-cutting risks (eg climate-related risks). These are risk themes that can have significant interdependencies with and influence on, and can potentially amplify, the established risks. Risk management and mitigation of sustainability risks continues to be embedded within the Group Risk Framework and risk processes, including:

- Recognition within the emerging risk identification and evaluation processes that emerging sustainability themes and the associated risks can potentially quickly change from immaterial to material (dynamic materiality);
- The inclusion of 'social and environmental responsibility' as a strategic risk within the risk taxonomy to consider the potential risks arising from the external impact of the Group's activities, recognising that the Group can both be impacted by sustainability issues and have an impact on these in the external world (double materiality);
- Workshops and ongoing function-wide training on specific risk themes, including sustainability risk principles, greenwashing risk and the risks associated with delivery of the Group's external responsible investment commitments;
- Definition of appropriate (and longer) time horizons, including with respect to climate risk management, and the requirement to consider appropriate time horizons in risk-based decision-making;
- Creating new (and amending existing) frameworks, policies, processes and standards as necessary to mitigate amplified risks and meet regulatory requirements, particularly those associated with product labelling and disclosures; and
- Deep dives into emerging and increasingly material sustainability themes, including climate-related risks, and development of Board-level and broader Group-wide training.

Risk review continued

Risks from the nature of our business and our industry

These include the Group's non-financial risks such as operations processes, change management, third-party and outsourcing, customer conduct, regulatory compliance and legal, model, financial crime, and business continuity risks. With our increasing reliance on technology, information and cyber security, IT infrastructure, data and privacy risks remain areas of focus. Insurance risks and business concentration risks are also assumed by the Group in providing its products. Furthermore, there are risks associated with the oversight of the Group's joint ventures and associates stemming from our operation in certain markets.

Risk description	Risk management
Non-financial risks	
The complexity of Prudential, its activities and the extent of its transformation efforts from time to time creates a challenging operating environment and exposure to a variety of non-financial risks which are considered to be material at a Group level. The Group's non-financial risks, which are not exhaustive and discussed further in section 3 of the Risk factors, are outlined below.	Alongside the Non-Financial Risk Appetite Framework, associated risk policies and standards are in place that individually engage with specific non-financial risks which include subject matter expert-led processes that are designed to identify, assess, manage and control these risks, including: – Reviews of key non-financial risks and challenges within Group and business units' business plans during the annual planning cycle, to support business decisions; – Corporate insurance programmes to limit the financial impact of operational risks; – Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities; – Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments; – Internal and external review of cyber security capability and defences; – Regular updating and risk-based testing of crisis management, business continuity and disaster recovery plans; – Established processes to deliver the highest quality of service to fulfil customers' needs and expectations; and – Active engagement in managing compliance obligations and monitoring regulatory developments and supervisory focus areas.
Operations processes risk Operations processes risk is the risk of failure to adequately or accurately process different types of operational transactions, including customer servicing and asset and investment management operations. Due to human error, among other reasons, operations and process control incidents do occur from time to time and no system or process can entirely prevent occurrence.	The Group aims to manage the risk effectively by maintaining operational resilience and honouring commitments to customers and other stakeholders, whilst avoiding material adverse financial loss or impact on its reputation. Further detail on the risks to the Group arising from system issues or control gaps is included in sections 3.1 and 3.3 in the Risk factors.
Change management risk Change management risk remains a material risk for Prudential, with a number of significant change programmes underway which, if not delivered and executed effectively with adequate and capable resources to defined timelines, scope and cost, may negatively impact its operational capability, control environment, employees, reputation and ability to deliver its strategy and maintain market competitiveness. The current portfolio of transformation and significant change programmes includes: (i) delivering the Group's business strategy together with supporting operating model changes; (ii) the implementation and embedding of large-scale regulatory/industry changes; (iii) the expansion of the Group's digital capabilities and use of technology, platforms and analytics; and (iv) improvement of business efficiencies and operations across the Group. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in section 3.1 of the Risk factors.	The Group aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. The Group's Transformation Standards are in place alongside the Group's existing risk policies and frameworks with the aim to ensure appropriate governance and controls to mitigate these risks. Governance forums are established to oversee the implementation and risk management of the transformation from various dimensions such as customer-centricity, strategic, financial, operational (including digital platforms) and risk management. In addition, Prudential is continuously enhancing strategic capabilities through internal talent development and talent acquisition. Developing a workforce that remains engaged through change and provides adequate resources for our people to manage change, connect, grow and succeed is one of the priorities for the company.

Risk description	Risk management

Non-financial risks continued

Third-party and outsourcing management risk

The Group has a number of important third-party relationships, with both market counterparties and outsourcing partners, including distribution, technology and ecosystem providers, in addition to the Group's intra-company arrangements. The Group maintains material strategic partnerships and bancassurance arrangements, which create a reliance on the operational resilience and performance of outsourcing and business partners. This risk is explored in more depth in section 3.3 of the Risk factors.

The Group Third-Party Supply and Outsourcing Policy outlines the Group's requirements for managing third-party risk, which includes material outsourcing arrangements, that is aligned to the Hong Kong IA's GWS Framework. In addition, the Group Third-Party Risk Oversight Policy is embedded within business units who are responsible for overseeing its implementation, with compliance achieved through a comprehensive programme that includes risk assessment, risk-based assurance, internal audit activity and monitoring. These measures collectively ensure that appropriate contract performance and risk mitigation measures are in place for our third-party relationships.

Information and cyber security, IT infrastructure, data and privacy risks

Risks related to malicious attacks on Prudential systems or third-parties, service disruption, exfiltration of data, loss of data integrity and the impact on the privacy of our data remain prevalent, owing to the accessibility of attacking tools available to potential adversaries, and increasing advancement of technology such as generative AI. Regulatory expectations of cyber security and data protection controls are becoming increasingly complex as the Group continues to develop and expand digital services and products. Reliance on third-party service providers and business partners is also increasing. Further detail on the risks to the Group associated with operating in high-risk markets is included in sections 3.4 and 3.5 of the Risk factors.

Consistent with the system of governance set out in section 2 above, Prudential follows a 'three lines' model for managing technology-related risks, with a resiliency enhancement programme in progress to further strengthen our capabilities in managing disruptions or failures on system platforms serving our customers. Group Technology, the first line, is primarily responsible for risk identification, assessment, mitigation, monitoring and reporting. Group Technology Risk Management, the second line, provides advisory, assurance and oversight of the risk domains. A number of risk management tools are in place including: key risk indicators covering key technology risk areas; annual risk assessment to identify specific risks, priorities and focus areas; and deep-dive reviews on different technology domains to provide assurance of controls. In addition, the Group Technology Risk Committee is a sub-committee of the Group Executive Risk Committee, which oversees the effectiveness of technology risk management including information security and privacy across the Group. GwIA, the third line, provides independent assessment of control effectiveness and management awareness for both the first and second lines, with a comprehensive audit plan across all risk domains, including cyber security. Cyber and privacy risks are reported regularly to the Risk Committee by the Chief Technology Risk Officer. In addition, the Risk Committee and Audit Committee receive more detailed briefings from the Chief Technology Officer. Both the Chief Technology Risk Officer and Chief Technology Officer are experienced professionals, each with more than 20 years of experience in information technology and cyber security. Further, the Group Executive Committee (GEC) participates in annual cyber tabletop exercises and risk workshops to ensure members are well equipped to respond to a cyber or information security incident and fully understand the latest threats and regulatory expectations.

The Group formally launched the Global Integrated Command Centre in Kuala Lumpur, Malaysia in November 2024. This state-of-the art centre provides Group-wide monitoring, detection and incident management capabilities to enhance Prudential's technology and cyber security resilience, and utilises AI-based tools to enhance detection of and response to infrastructure and application stability issues.

Risk review continued

Non-financial risks continued

Risk description	Risk management
Information and cyber security, IT infrastructure, data and privacy risks continued	The Group has developed data minimisation and 'privacy-by-design' principles, where data should only be collected and used for its intended purpose and is not retained longer than necessary. The handling of sensitive data is governed by policies such as the Group Information Security Policy, the Group Privacy Policy, and the Group Data Governance Policy, each aligned to applicable laws and regulations. These policies, together with our third-party risk management practices, aim to ensure privacy and system availability are maintained for Prudential and its third-party service providers.

AI advancements are shaping the present and future of the insurance industry. Our goal is to remain at the forefront by providing services that are technologically advanced, ethically sound, and socially responsible. With our customers at the core of our operations, we apply our AI Ethics Principles in everything we do. These principles apply to both our own and third-party solutions, ensuring that every AI system and innovation is thoroughly evaluated via appropriate governance channels for ethical considerations and that associated risks are well managed. Employees are regularly reminded of the paramount importance of these AI ethics across all markets, while we engage in ongoing dialogues and cooperative initiatives with our regulators. Prudential's AI governance and ethics principles are available at https://www.prudentialplc.com/en/site-services/ai-statement

We continue to observe a rise in malware and ransomware threats and the Group continues to maintain and, where appropriate, enhance defences to protect its systems from cyber security attacks. Prudential has adopted a holistic risk management approach, designed to prevent and disrupt attacks against the Group and to aid recovery, should an attack occur. Other defences include but are not limited to: distributed denial of services (DDoS) protection for Group websites, AI-based endpoint security software, continuous security monitoring, network-based intrusion detection, and employee training and awareness campaigns.

In addition, the Group recognises the evolving threat of AI-generated deepfakes and other sophisticated social engineering tactics targeting corporate activities. As part of our broader cyber resilience strategy, we are enhancing awareness efforts, strengthening detective controls, and bolstering incident response capabilities. While deepfake detection technologies are still maturing, we continue to monitor advancements and collaborate with industry partners to assess and integrate emerging solutions as they become enterprise-ready.

The Group tests the effectiveness of cyber security and privacy controls via a dedicated 'red team' to identify potential vulnerabilities, and engages and rotates external expert vendors to perform adversarial testing on our systems. In addition, we engage external consultants to assess and benchmark the maturity of Prudential's cyber, information security and privacy controls.

A private 'Bug Bounty' programme invites external security practitioners to identify and report security issues and vulnerabilities, supported by a Vulnerability Disclosure Programme that allows independent security researchers to report security issues and vulnerabilities via the Prudential websites.

The Group has subscribed to services from independent security consultants to monitor our external security posture on an ongoing basis. Whilst the cyber threat landscape has continued to elevate due to ransomware and supply chain compromise events, the Group did not experience any cyber security and data breaches with a material impact on its business strategy, operations or financial condition in 2024.

Risk description	Risk management

Non-financial risks continued

Customer conduct risk

Prudential's conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group's commitment to meeting its customers' needs and expectations is fulfilled. The Group's Customer Conduct Risk Framework reflects management's focus on customer outcomes.

Factors that may increase conduct risk can be found throughout the product life cycle, from the complexity of the Group's products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales, and sales via online digital platforms.

The Group has developed a Group Customer Conduct Risk Policy, which sets out five customer conduct standards that the business is expected to meet:

– Treat customers fairly, honestly and with integrity;
– Provide and promote products and services that meet customer needs, are clearly explained, and that deliver real value;
– Manage customer information appropriately, and maintain the confidentiality of customer information;
– Provide and promote high standards of customer service; and
– Act fairly and promptly to address customer complaints and any errors found.

Conduct risk is managed via a range of controls that are assessed through the Group's Conduct Risk Assessment Framework, reviewed within its monitoring programmes, and overseen within reporting to its boards and committees.

Management of the Group's conduct risk is key to the Group's strategy. Prudential's conduct risks are managed and mitigated using the following tools, among others:

– The Group's Code of Conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group's financial crime risk control programme;
– A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group's internal processes and the Speak Out programme;
– Product controls, such as a product conduct risk assessment, which is a component of the product development process and helps identify and manage product-related conduct risks;
– Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance or digital) and ecosystem, to help ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments;
– Quality of sales processes, services and training, and use of other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
– Appropriate claims management and complaint-handling practices; and
– Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Risk review continued

Risk description	Risk management
Non-financial risks continued	
Regulatory compliance and legal risk Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way the business is conducted. The complexity of legal and regulatory compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group's legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations is uncertain, including where the interpretation and application of laws and regulations within the jurisdictions in which Prudential operates may be subject to change, and where specific cases applicable to the Group are complex. In certain jurisdictions in which Prudential operates there are several ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. Further information on specific areas of regulatory and supervisory focus and changes are included in section 4 of the Risk factors.	The Group monitors regulatory and legal developments at a market and global level and these considerations form part of the Group's ongoing engagement with regulators or supervisors, government policy teams, and industry groups. Risk management and mitigation of regulatory and legal risk at Prudential includes a comprehensive set of compliance operating arrangements, such as policies, procedures, reporting protocols, risk management measures, disclosures, and training, to ensure ongoing compliance with regulatory and legal obligations. Appropriate controls or tools have been systematically integrated into the daily operations of Prudential: – Close monitoring and assessment of our business controls and regulatory landscape, with explicit compliance consideration of risk themes in strategic decisions, risk governance, customer protection, conduct and culture, technology, data, operations, financial crime, and cross-border activities; – Ongoing engagement with relevant regulators, government policy teams and international standard setters; and – Compliance oversight to ensure adherence to new regulatory developments, including those associated with emerging risk topics.
Model risk Model risk is the risk of adverse financial, regulatory, operational, or reputational impact, or misinformed business and strategic decision-making, resulting from reliance on a model or user-developed application (UDA) that is inaccurate, incorrect or misused. The Group utilises various tools which form an integral part of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, assessing projects and strategic transactions. Technological developments, in particular in the field of AI and the increased use of generative AI, pose new considerations for model risk oversight provided under the Group Risk Framework.	The Group has no appetite for model or UDA-related incidents leading to regulatory breaches. There is limited appetite for failures to develop, implement and monitor appropriate risk mitigation measures to manage model and UDA risk. The Group's model and UDA risk is managed and mitigated via the Model and UDA Risk Framework, which applies a risk-based approach to tools (including those under development) with the aim to ensure a proportionate level of risk management. The framework requirements include: – A set of risk oversight, management and governance requirements; – Regular risk assessment requirements of all tools taking into account potential impact on various stakeholders, including policyholders; and – Regular independent validation (including limitations, known errors and approximations) of all Group critical tools. An oversight forum for the use of AI is also in place to ensure compliance with the AI Ethics Principles adopted by the Group with the aim to ensure the safe use of AI.

Risk description	Risk management

Non-financial risks continued

Financial crime risk

As with all financial services firms, Prudential is exposed to risks relating to: money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive improper benefits); and fraud (including the risk of fraudulent insurance claims or billing). Further detail on the risks to the Group associated with operating in high-risk markets is included in section 3.6 of the Risk factors.

The Group's response to financial crime is aligned with applicable laws and regulations in the jurisdictions in which it operates. Group-wide policies covering anti-money laundering, sanctions, anti-bribery and corruption, and counter fraud are in place which reflect these requirements and are applicable to all staff. Local business units are responsible for overseeing implementation of policies and procedures and organising risk-based training and communications. Compliance is achieved through a programme of risk assessment, risk-based assurance, internal audit activity and monitoring.

The Group continues to enhance its financial crime risk management capability through investment in advanced analytics and AI tools. These actions aim to strengthen prevention, increase detection and deliver enhanced oversight of financial crime risk.

The Group has a formal and mature confidential reporting system in place for reporting and escalation of elevated risk, through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Audit Committee.

Business continuity risk

Prudential is exposed to business continuity risk including potential threats or disruptions that could disrupt the company's critical business services and operations.

The Group continually seeks to increase business resilience and anticipate emerging disruptive threats through forecasting, adaptation, planning, preparation and testing of contingency plans and the Group's ability to respond effectively to and operate through disruptive events. Business resilience is at the core of the Group's embedded Business Continuity Management (BCM) programme and framework that help to protect the Group's systems and its key stakeholders. Taking a proactive approach to anticipating disruption risk, the BCM programme covers risk assessments, business impact analyses, maintenance and testing of business continuity, crisis management and disaster recovery plans. The Group Crisis Management Procedure serves as a cross-functional response tool to limit the impact of any disruptive event and is regularly reviewed and tested. The consideration of impacts on customers is at the core of our resilience efforts, focusing on the delivery of critical business services.

Risk review continued

Risk description	Risk management
Insurance risks	

(Audited) Insurance risks make up a significant proportion of Prudential's overall risk exposure. The profitability of the Group's businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), increases in the costs of claims over time (claim inflation), and changes in the regulatory environment. The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in section 3.7 of the Risk factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so than to transfer the risk, but only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position. Inflationary and other economic pressures also impact morbidity experience in several markets (see below). Elevated interest rates may lead customers to lapse in preference for alternate saving options that offer higher levels of guarantees. A high-inflation environment, and the broader economic effects of recessionary concerns, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges. The principal drivers of the Group's insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written, and the most significant insurance risks are medical claims inflation risk, morbidity risk and persistency risk.	The Group manages and mitigates insurance risks using the following, among other methods: – The Group's Insurance Risk Policy; – The Group's Product Risk Policy, which sets out the required standards for effective product risk management and approvals for new, or changes to existing, products (including the role of the Group). The policy also describes how the Group's Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products; – The Group's Financial Crime Policy (see the 'Financial crime risk' section above); – Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate; – Using reinsurance to mitigate, manage and diversify mortality and morbidity risks; – Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk; – Maintaining the quality of sales processes and training, and using initiatives to increase customer retention in order to mitigate persistency risk; – The use of mystery shopping to identify opportunities for improvement in sales processes and training; and – Using product repricing and other claims management initiatives in order to mitigate morbidity and medical claims inflation risk.
Medical claims inflation risk A key assumption when setting and reviewing health insurance premiums is the rate of medical claims inflation, which is often in excess of general price inflation. The cost of medical treatment could increase more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential. There may also be constraints on our ability to pass the medical claims inflation impact onto customers via increased health insurance premiums.	The Group's approach to best managing this risk is by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Medical reimbursement downgrade experience (where the policyholder reduces the level of the coverage/protection in order to reduce premium payments) following any repricing is also monitored by the Group's businesses. Medical claims inflation risk is managed through a range of activities and mitigants including end-to-end analytics identifying fraud, waste or abuse, tariff and discount negotiations with hospital and other medical providers, robust claim adjudication rules and processes, product innovation, and proactive collaboration with regulators.
Morbidity risk Morbidity risk is the risk of deviations in the future frequency and magnitude of non-fatal accident and sickness claims relative to initial assumptions that are adverse to shareholder value. It can be influenced by a range of factors including: inflationary, economic and other pressures on the cost of medical treatment; medical advances which can reduce the incidence and improve recovery rates of serious health conditions but can also increase diagnosis rates and/or increase or prolong treatment costs of certain conditions; government and regulatory policies; opportunistic activities (including fraud); and natural events (including pandemics). Morbidity risk can also result from: product design features that incentivise adverse policyholder behaviour; inappropriate or insufficiently informed initial assumptions; claims volatility due to random fluctuation or a large-scale systemic event; insufficient recognition of an individual's medical, financial and/or and other relevant circumstances during the policy application assessment process; and/or ineffective claims assessments leading to payment of claims that are inconsistent with the insurance product's contract and/or best practice.	The Group manages morbidity risk through prudent product design, underwriting and claims management and, for certain products, the right to reprice where appropriate. Prudential's morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.

Risk description	Risk management

Insurance risks continued

Persistency risk

Persistency risk results from adverse changes in policy surrenders, paid-ups and other policy discontinuances. In general, lower persistency experience results in deterioration of profits and shareholder value and can be an indicator of inadequate sales quality controls, and can elevate conduct, reputational and regulatory risks. Persistency risk generally stems from misalignment between customer needs and purchased product as a result of insufficient product collaterals and/or sales process, insufficient post-sale communication and engagement with the customer leading to a deterioration of appreciation of the value of their policy, operational barriers to premium renewal payment, and/or changes in policyholder circumstances resulting from external drivers.

The Group manages persistency risk by appropriate controls across the product life cycle. These include: review of and revisions to product design and incentive structures where required; ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality; appropriate customer disclosures and product collaterals; use of customer retention initiatives; and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products.

Business concentration risk

Prudential operates in markets in both Asia and Africa via various channels and product mix; although largely diversified at the Group level, several of these markets are exposed to certain levels of concentration risk. From a channel concentration perspective, some of the Group's key markets rely more on agency and some markets rely more on bancassurance. From a product concentration perspective, some of the Group's markets focus heavily on specific product types, depending on the target customer segments. Geographically, the Greater China (Hong Kong, Mainland China and Taiwan) region contributes materially to the Group's top and bottom lines. Uncertainties in macroeconomic and geopolitical conditions as well as regulatory changes may impact the levels of business concentration, including any slowdown in business from Mainland China visitors to Hong Kong as well as the domestic business in Mainland China, and adversely impact the Group's business performance and financial condition.

To improve business resilience, the Group continues to look for opportunities to enhance business diversification in products and distribution channels as well as across geographical markets, by building multi-market growth engines as part of its strategy.

Risks associated with the oversight of the Group's joint ventures and associates

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or associates. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. Whilst the joint ventures and associates are run as separate entities, the Group's interests are best safeguarded by our ability to effectively oversee and influence these joint ventures and associates in a way that is proportionate to our ownership level and control. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in section 3.6 of the Risk factors.

The Group exercises primary oversight and control over joint ventures and associates through our nominated directors and other representatives on the Board and Board Committees, whose appointments are subject to regular review. The Group has effective access to management information on these businesses via the Board and Board Committees, the businesses' public disclosures, and established regular touchpoints with key business functions of these organisations (eg audit). Key updates on joint ventures and associates are provided to the Group's governance such as the Risk Committee and the Audit Committee. The Group also regularly reviews its governance frameworks and policies to ensure optimal oversight over joint ventures and associates. The Group has established a new Joint Venture Oversight Framework in 2024 to formalise and strengthen the Group's oversight of the joint ventures over which it does not exercise management control.

Viability statement

Viability statement prepared in accordance with provision 31 of the UK Corporate Governance Code

The Group's longer-term prospects

Prudential's mission is to be the most trusted partner and protector for this generation and generations to come by providing simple and accessible financial and health solutions. As such, Prudential considers that its purpose aligns closely with important societal needs, including increasing access to health and financial protection. Prudential is focused on driving value creation for all stakeholders in the markets we operate in, and long-term value for our shareholders.

The drivers for this structural growth, such as the low levels of insurance cover, need for protection and rising wealth in our markets, are discussed on pages 14 to 15, alongside the progress we have made in transforming our business to support the execution of our strategy. In undertaking these activities, we aim both to meet the evolving needs of our customers and provide ongoing growth for our shareholders, which will support the viability of our business over the longer term.

During 2024, we made progress in transforming our business to support the execution of our strategy. Our strategy of providing a full range of products to meet the various protection and financial needs of our customers, through diversified distribution channels across markets that have attractive demographic and growth profiles is working well. Over the longer term, we believe that the demand for our products will continue to grow in line with the structural growth in our chosen markets.

All of the Group's activities are underpinned by ongoing risk management, implemented via the Group Risk Framework and risk appetite limits described in the Group risk review on pages 56 to 58. The Group as a whole and each of its life assurance operations are subject to extensive regulation and supervision, which are designed primarily to reinforce the Group's management of its long-term solvency, liquidity and viability to ensure that it can continue to meet obligations to policyholders. Further details on the current capital strength of the Group are provided on pages 363 to 366.

The Group's management of wider risks to its sustainability objectives that could pose a threat to the Group in the future, including the impact of climate change, is set out in the Sustainability section on pages 100 to 155.

This risk and regulatory focus supports the sustainability of our business over the longer term.

Period of viability assessment

The Directors have assessed the viability of the Group for a period longer than the 12 months required by the going concern statement.

The Directors performed the assessment by reference to the three-year plan period to 31 December 2027. Three years is considered an appropriate period as this is the period over which the Group undertakes stress testing for the key economic and insurance risk factors which most directly affect the viability of the Group. A period of three years is selected as these forecasts are inherently volatile over a longer estimation period. This period also represents the period covered by the detailed business plan that is prepared annually on a rolling three-year basis. In approving the business plan, the Directors reviewed the Group's projected performance with regard to profitability, cash generation and capital position, together with the parent company's liquidity over this three-year period. Assumptions applied in the plan include foreign exchange rates, interest rates, credit spreads, equity growth rates and economic growth rates. The Directors are satisfied that this period is sufficient to enable a reasonable assessment of viability to be made.

Assessment of principal risks over the period

The Group's business plan implements the Group's strategic objectives through the pillars and business model discussed on pages 24 to 29. Assessment of the risks to achieving the projected performance remains an integral part of the planning process. The Group's approach to risk management and a summary of the key risks facing the Group are set out on pages 55 to 73.

For the purposes of assessing the Group's viability, the Directors considered those risks where the impact of possible adverse external developments could be of such speed and severity as to present a shock to the Group's financial position. While all the risks set out in the Risk review have the potential to impact the Group's performance, the key risks impacting the Group's viability are: market risk, credit risk, liquidity risk and regulatory risk. The Directors also considered geopolitical and technology risk and the potential impact of the macroeconomic environment in the markets in which the Group operates. Mitigation in place for these key risks to viability is set out on pages 59 to 63 and 67 to 70.

Stress and scenario testing

As noted above, underpinning the projections in the business plan are a number of economic and other assumptions. To evaluate the Group's resilience to significant deteriorations in market and credit conditions and other shock events, these risks are grouped together into scenarios which are then applied to the assumptions underlying the business plans. Stresses have been applied to the economic and non-economic assumptions underlying the base case business plan, reflecting the Group's management of its position within its risk appetite. The stresses applied to our economic plan and other assumptions in two adverse economic scenarios were as below:

	Interest rate stress[6]	Equity stress[6]	Property stress	Corporate credit spread increase	Credit default/ downgrade	Adverse currency movement[6]	Adverse expense (unit cost)	Other stress
Financial crisis scenario	(75)bps to +300bps	(20)%	(10)%	+50bps	3 times base assumption	(5)%	+5%	Adverse policyholder behaviour
Geopolitical risk scenario	+75bps to +500bps	(20)% to (30)%	(15)%	+75bps[6]	3 times base assumption	(10)%	+10%	Adverse policyholder behaviour

The sensitivity of the Group's regulatory solvency at 31 December 2024 to changes in key assumptions is set out on pages 363 to 364 of this Annual Report. In addition, the adequacy of liquid resources of the Group's parent company across the plan period has been assessed by considering a stress scenario assuming the closure of short-term debt markets, as well as additional calls on central liquidity by the local businesses. In this liquidity stress scenario, the Group would have access to sufficient resources to meet the funding requirements of the business, after taking into account the Group's undrawn committed liquidity facilities of $1.6 billion on top of central cash and short-term investment balances, which as at 31 December 2024 were $2.9 billion.

The scenarios tested showed that the Group would be able to maintain viability over the three-year period under assessment, after taking account of the actions available to management to mitigate the impacts on capital and liquidity in such scenarios. These actions include, but are not limited to, rebalancing investment portfolios, increased use of reinsurance and repricing of in-force benefits. In addition, the Group conducts an annual reverse stress test, which gives the Directors an understanding of the maximum resilience of the Group to extremely severe adverse scenarios. The analysis assists in identifying management actions that could be implemented to restore the Group's capital and liquidity resources from extreme positions. This analysis also informs the Group's recovery plan and liquidity risk management plan.

The impact on the business of known areas of regulatory change whose financial implications can be reasonably quantified is also considered as part of the plan. As well as known areas of regulatory change, the Group is exposed to the risk of sudden and unexpected changes in regulatory requirements at the Group and local levels. While unexpected changes cannot be fully anticipated and hence modelled, the risk of regulatory change is mitigated by capital held by the Group and its subsidiaries in excess of Group and local regulatory requirements, the Group and its subsidiaries' ability to generate significant capital annually through operational delivery and the availability of compensating actions designed to restore key capital metrics.

Conclusion on viability

Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year plan period to December 2027.

Notes
(1) Reflecting products that are classified as variable fee approach only.
(2) With the exception of investments backing the shareholders' 10 per cent share of the estate within the Hong Kong participating fund.
(3) Excluding assets held to cover linked liabilities.
(4) Based on middle ranking from Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external ratings agencies' ratings and lastly internal ratings have been used.
(5) Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill - Bank of America. Anything that cannot be identified from the three sources noted is classified as other.
(6) Corporate debt comprises corporate bonds and asset backed securities.

Risk factors

A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly and jointly owned businesses, as a whole, and, accordingly, the trading price of Prudential's shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under 'Forward-looking statements'.

1 Risks relating to Prudential's financial condition

1.1

Prudential's businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group's business, financial condition, results of operations and prospects.

Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on Prudential's business, financial condition, results of operations, and prospects, including as a result of increased strategic, business, insurance, product and customer conduct risks.

The financial markets in which Prudential operates are subject to uncertainty and volatility created by a variety of factors such as actual or expected changes in both monetary and regulatory policies in Mainland China, the US and other jurisdictions together with their impact on base interest rates and the valuation of asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth from geopolitical conflicts and/or global issues such as pandemics; natural catastrophes; and sector-specific (eg in banking or real estate) slowdowns or deteriorations which have the potential to have contagion impacts. Other factors include fluctuations in global commodity and energy prices, concerns over the serviceability of sovereign debt in certain economies, increased levels of geopolitical and political risk and policy-related uncertainty, protectionism, trade policies, and sociopolitical and climate-driven events. The transition to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon-intensive sectors, and may have a bearing on inflation levels. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures, taken by governments, policymakers, institutions and the public.

The adverse effects of such factors could be felt principally through the following items:

- Changes to interest rates could reduce Prudential's capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked businesses and/or the present value of future profits for accident and health products; and/or reduce the value of the Group's assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could: increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns on the Group's portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group's investments from accelerated prepayments and increased redemptions.
- A reduction in the financial strength and flexibility of corporate entities may result in a deterioration of the credit rating profile and valuation of the Group's invested credit portfolio (which may lead to an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads, resulting in realised and unrealised credit losses. Regulations imposing or increasing restrictions on the amount of company debt financing, such as those placing limits on debt or liability ratios, may also reduce the financial flexibility of corporate entities. Similarly, securitised assets in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, any assumptions on the ability and willingness of governments to provide financial support may need to be revised.
- Failure of Prudential's counterparties (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments, or legal, regulatory or reputational restrictions on the Group's ability to deal with these counterparties, could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.
- Estimates of the value of financial instruments becoming more difficult because in certain illiquid, volatile or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined time frame, such market conditions may result in the sale of these investments at below expected or recorded prices.
- The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated at short notice, the Group could experience difficulty in doing so and could be forced to sell them at a lower price than it otherwise would have been able to realise.
- Increased illiquidity driven by the uncertainty over the accessibility of financial resources could adversely affect the Group's ability to meet policyholder benefit and expense obligations. This could occur if capital resources are reduced as valuations decline under extreme market conditions, external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions, or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's

issued funds, and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.
– A reduction in revenue from the Group's products could occur where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.

For some non-unit-linked products with a savings component it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in jurisdictions where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's operations is related to bonuses for policyholders declared on participating products, which are impacted by the difference between actual investment returns of the participating fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower, in particular in a sustained low interest rate environment.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, frauds, lapses, partial withdrawals or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products and increase regulatory risk in meeting regulatory requirements and expectations with respect to vulnerable customers (see risk factor 3.7). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements is reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group's businesses.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.2

Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory compliance risks, cause operational disruption to the Group and its businesses and impact the implementation of its strategic plans, which could have adverse effects on Prudential's business, financial condition, results of operations, and prospects.

The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include:

– The application of government regulations, executive powers, sanctions, protectionist or restrictive economic and/or trade policies (including tariffs and embargoes) or other measures adopted by businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data or other intellectual property, with respect to specific territories, markets, companies or individuals;
– An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors;
– The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application;
– An increase in military tensions, regional hostilities or new conflicts which may disrupt business operations, investments, market confidence and expectations and growth;
– Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, or fragmentation of systems, including those which facilitate cross-border payments;
– The implementation of measures favouring local enterprises including changes to the maximum level of non-domestic ownership by foreign companies, differing treatment of foreign-owned businesses under regulations and tax rules, or international trade disputes affecting foreign companies;
– Increased costs due to government mandates or regulations imposing a financial contribution to the government as a condition for doing business;
– Uncertainty in the enforceability of legal obligations where their interpretation may change or be subject to inconsistent application; and
– Measures which require businesses of overseas companies to operate through locally incorporated entities or with local partners, or with requirements for minimum local representation on executive or management committees.

The above risks may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global, regional and national financial markets. Prudential may also face risks arising from economic sanctions imposed as a result of geopolitical conflicts and national security and economic decisions. The above risks may adversely impact the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factors 4.1 and 4.3 below.

Risk factors continued

Geopolitical and political risks and uncertainty may adversely impact the Group's operations and its operational resilience. Increasing geopolitical and political tensions may lead to conflict, civil unrest and/or disobedience as well as increases in domestic and cross-border cyber intrusion activity. Such events could impact operational resilience by disrupting Prudential's IT systems (including any applications, models and platform technologies), operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage, and may impact Prudential's business, financial condition, results of operations and prospects.

Legislative or regulatory changes and geopolitical or political risks which adversely impact the international trading and economic relationships of Hong Kong, which is both a key market and the location of Group head office functions, may result in adverse sales, operational and product distribution impacts to the Group.

1.3

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses, dividend payments and share buybacks.

The Group's insurance and asset management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Prudential's subsidiaries are generally subject to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders, to make available funds held in certain subsidiaries to cover the operating expenses of other members of the Group, or to execute business strategies such as share buybacks.

A material change in the financial condition of any of Prudential's subsidiaries may have a material effect on the Group's business, financial condition, results of operations and prospects.

1.4

Prudential's investment portfolio is subject to the risk of potential sovereign debt credit deterioration.

Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical, political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks that are different to investment in the debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in the agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its financial position, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject. Fiscal risks faced by sovereigns could increase due to elevated levels of indebtedness and increasing demands on government budgets stemming from rising social welfare costs, defence expenditures and climate transition efforts.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, as has happened on certain occasions in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group's investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions.

If a sovereign were to default on or restructure its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.5

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are important factors affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders and attract new policyholders, as well as the Group's ability to compete for acquisition and strategic opportunities. Downgrades could have an adverse effect on the Group's financial flexibility, including its ability to issue commercial paper at acceptable levels and pricing, requirements to post collateral under or in connection with transactions, and ability to manage market risk exposures. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Any such downgrades could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could adversely affect its business.

1.6

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Prudential's operations generally write policies and invest in assets denominated in local currencies, but in some markets Prudential also writes policies and invests in assets denominated in non-local currencies, primarily in the US dollar. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in the US dollar. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US-dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US-dollar transactions and the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US-dollar-denominated surplus arises in an operation which is to be used to support Group capital or shareholders' interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to the residual risks arising from currency swaps and other derivatives that are used to manage the currency exposure.

2	**Risks relating to sustainability (including environmental, social and governance (ESG) and climate-related) matters**

2.1

The failure to understand and respond effectively to the risks associated with sustainability factors could adversely affect Prudential's achievement of its long-term strategy.

Sustainability-related risks refer to (i) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or (ii) the Group's sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society. A failure to manage the risks associated with key sustainability themes may undermine Prudential's financial performance, operational resilience and sustainability credentials, and adversely impact its reputation and brand, and its ability to attract and retain customers and employees, and therefore the delivery of its business strategy and long-term financial success. As investors are increasingly being seen as partly responsible for the actions of the companies they invest in, Prudential, as an asset owner, may also incur sustainability-related risks from investee companies.

a Environmental risks

Environmental concerns, notably those associated with climate change, biodiversity and nature degradation, present potential long-term risks to the sustainability ambitions of Prudential and may impact its customers and other stakeholders. Prudential is therefore exposed to the long-term impact of climate change and nature degradation risks, which include the financial and non-financial impacts of transition risks relating to a lower carbon economy as well as nature preservation and restoration, and also physical, reputational and shareholder, regulatory, customer or third-party litigation risks.

Recognising the long-term nature of the Group's investment time horizon, the global transition to a lower carbon economy and nature preservation may have an adverse impact on investment valuations and liquidity as the financial assets of carbon-intensive companies in some asset sectors re-price as a result of increased operating costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed versus disorderly and reactive, will be influenced by factors such as changes in geopolitics, public policy, technology and customer or investor sentiment. Prudential's stakeholders increasingly expect and/ or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of the relevant market and investee-company-level transition plans with consideration given to the impact on the economies, businesses, communities and customers in these markets. The potential economic impacts of transition risks may also have a broader economic impact that may adversely affect customers and their demand for the Group's products.

Risk factors continued

The Group's ability to sufficiently understand, measure and appropriately respond to transition risk may be limited by insufficient or unreliable data on the carbon exposure, nature impacts and dependencies, and transition plans of investee companies. This may impact the Group's ability to deliver on its external carbon reduction commitments and the implementation of sustainability considerations in existing or new sustainability-orientated investment strategies and products. Additionally, current limitations in financial climate and nature modelling tools make it challenging to assess the financial impact of climate-related risks on the Group and its investment portfolio, particularly for longer-term time horizons. The direct physical impacts of climate change and nature degradation, including shorter-term event-driven (acute) physical risks such as increasingly frequent and severe hurricanes and wildfires, and those associated with longer-term shifts in climate patterns such as elevated temperatures and prolonged drought (chronic physical risks), are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group's insurance product underwriting and offerings and their associated claims profiles. These physical climate risks have the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests. Similarly, nature-related physical risks can impact life and health liabilities where, for example, pollution, poor water quality, waste contamination and overexploitation of the natural environment can all contribute to biodiversity degradation, which in turn can potentially pose threats to human health.

A failure to understand, manage and provide greater transparency of its exposure to these environment-related risks may have increasingly adverse implications for Prudential and its stakeholders. At the same time, evolving and diverging approaches to sustainability in different jurisdictions, in some cases with extraterritorial reach, create challenges for global businesses such as Prudential in meeting differing requirements and expectations.

b Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, wellbeing, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived or actual inequity and income disparities (both within developed markets and within the Group's markets) have the potential to further erode social cohesion across the Group's markets, which may increase operational and disruption risks for Prudential and impact the delivery of the Group's strategy on developing affordable and accessible products to meet the needs of people across these markets. Direct physical impacts of climate change and deterioration of the natural environment, together with the societal impact from actions that support the global transition to a lower carbon economy, may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions that are particularly vulnerable to climate change and biodiversity degradation, with distinct local cultures and considerations.

Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity, metabolic syndrome and mental health deterioration) and demographic changes (such as population urbanisation and ageing), as well as potential migration or displacement due to factors including climate- and nature-related developments, may affect customer lifestyles and therefore may impact the level of claims and persistency under the Group's insurance product offerings.

As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through the use of digital services, technologies and distribution methods to customers. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence (AI) technologies. The Group is therefore exposed to an increase in technology risk, including potential unintended consequences from algorithmic biases, as well as regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factors 3.4 and 3.5 below. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

Failure to foster an inclusive, diverse and open environment for the Group's employees in accordance with the Group Code of Conduct could impact the ability to attract and/or retain employees and increase potential reputational risk. The business practices within the Group's third-party supply chain and investee companies with regards to topics including labour standards, respect for human rights and modern slavery also expose the Group to potential reputational risk.

Insurers use the claims and risk profiles of different homogeneous customer cohorts such as age, gender and health status to determine the insurance premiums and/or charges. In some societal settings, insurers' ability to set differential premiums and/or charges may be viewed as an equitable and risk-based practice. In other societal settings, this may be viewed as discriminatory. Failure to understand and manage these divergent views across the markets in which Prudential operates may adversely impact the financial condition and reputation of the Group.

c Governance

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers and employees and increase the risk of poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviour.

Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third-party service providers increase the potential for reputational risks arising from inadequate governance.

The pace and volume of global standards and sustainability, environmental and climate-related regulations emerging across the markets in which the Group operates, the need to deliver on existing and new exclusions or restrictions on investments in certain sectors, engagements and reporting commitments, such as the International Sustainability Standards Board (ISSB) standards for climate-related disclosures, and the demand for externally assured reporting may give rise to regulatory compliance, operational, disclosure and litigation risks, which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of sustainability-focused funds or products, or the (method of) incorporation of sustainability considerations within the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers and investors by the Group's appointed asset managers, and may subsequently increase regulatory compliance, customer conduct, product disclosure, litigation and reputational risks. Prudential's voluntary memberships of, or participation within, industry organisations and groups or their initiatives may increase stakeholder expectations of the Group's acquiescence or compliance with their publicised positions or aims.

The reputational and litigation risks of the Group may subsequently increase where the stated positions or aims of such industry organisations or their initiatives continue to evolve, or where jurisdictions interpret their objectives as adversely impacting on markets or consumers, including, for example, perceived conflicts with anti-trust laws. See risk factor 4.1 for details of sustainability including ESG and climate-related regulatory and supervisory developments with potential impacts for the Group.

Sustainability risks may directly or indirectly impact Prudential's business and the achievement of its strategic focus on providing greater and more accessible health and financial protection, responsible stewardship and investment within the Group's markets to support a just and inclusive transition and nature restoration, and developing a sustainable business that delivers a positive impact on its broad range of stakeholders, which range from customers, institutional investors, employees and suppliers to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group's Sustainability Strategy across its local businesses and operational, underwriting and investment activities, as well as a failure to implement and uphold

responsible business practices, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group's stakeholders, who all have expectations, concerns and aims related to sustainability matters, which may differ, both within and across stakeholder groups and the markets in which the Group operates. In its investment activities, Prudential's stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how sustainability considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heighten disclosure risks for the Group, including those associated with potentially overstating or misstating the positive environmental or societal impacts of the Group's activities, products and services (eg greenwashing).

3 | Risks relating to Prudential's business activities and industry

3.1

The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential's operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.

To implement its business strategies for growth, meet customer needs, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements, and maintain market competitiveness, Prudential from time to time undertakes operating model and corporate restructuring, transformation programmes and acquisitions/disposals across its business. Many such change initiatives are complex, interconnected and/or of large scale, and seek to achieve business efficiencies through operating model changes, advancing the Group's digital capability, expanding strategic partnerships, and industry and regulatory-driven change. There may be a material adverse effect on Prudential's business, employees, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Leadership changes and changes to the business and operational model of the Group increase uncertainty for its employees, which may affect operational capacity and the ability of the Group to deliver its strategy. There may also be adverse implications for the Group in undertaking transformation initiatives, such as placing additional strain on employees or operational capacity, and adding stress to change management practices. Implementing initiatives related to the business strategy for the Group, control environment transformation, significant accounting standard changes, and other regulatory changes in major businesses of the Group may amplify these risks. Risks relating to these regulatory changes are explained in risk factor 4.1 below.

The speed of technological change in the business could outpace the Group's ability to anticipate all the unintended consequences that

may arise from such change. Challenges or failures in adopting innovative technologies, such as failure to systematically, prudently and effectively implement AI, may expose Prudential to potential opportunity cost, loss of competitive advantage, as well as additional regulatory, information security, privacy, operational, ethical and conduct risks. High-quality training data is essential for building accurate and robust AI models. Without sufficient, well-structured and relevant data, AI systems may produce unreliable or biased results. Real-world data collected during deployment as well as continuous monitoring and updating using new data may help adapt AI models to specific contexts, improving their reliability, efficiency and performance. Prudential seeks to consider potential risks and negative outcomes, and proactively build risk mitigation governance practices, when implementing AI technologies to mitigate these unintended effects.

3.2

Prudential's businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group's businesses depends on management's ability to respond to these pressures and trends.

The markets for financial services are highly competitive, with a number of factors affecting Prudential's ability to sell its products and its profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, range of distribution channels and distribution quality, illustrative point-of-sale customer investment returns, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products (which may be impacted by broader economic pressures), delivery of non-guaranteed benefits (notably non-guaranteed investment returns) according to reasonable customer expectations set at and after the point-of-sale, technological advances, and the interplays of these factors. In some

Risk factors continued

of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, have differing financial and/or risk appetites, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential's potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools for analysing and interpreting such data (such as AI and machine learning as well as other digital technologies), may result in increased competition to the Group, and may increase the competition risks resulting from a failure to be able to retain existing talent in the organisation, as well as hiring for newly emerging roles in the marketplace. Additionally, evolving regulatory requirements and the development of new technologies, including AI, may vary across the markets the Group operates in. This could limit the Group's ability to implement these technologies uniformly, resulting in disparities in innovation and cost efficiency, and impacting the Group's competitive position.

The Group's principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the use of AI to improve operational efficiency and enhance customer experiences), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Failure to do so may adversely impact Prudential's ability to attract and retain customers and, importantly, may limit Prudential's ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group's business, financial condition, results of operations and growth prospects.

3.3

Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.

Operational risks are present in all of Prudential's businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, misconduct, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber attacks, acts of terrorism, military conflict, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of bancassurance, agency and product distribution, outsourcing (including but not limited to external technology, data hosting and payments), and service partners. These include back office support functions, such as those relating to technology infrastructure, development and support, and customer-facing operations and services, such as product distribution and services (including through digital channels), and investment operations. This creates reliance upon the resilient operational performance of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted or fail. Further, Prudential operates in extensive and evolving legal and regulatory environments

which adds to the complexity of the governance and operation of its business processes and controls.

Exposure to such risks could impact Prudential's operational resilience and ability to perform necessary business functions if there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or could result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage Prudential's reputation and relationship with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes) could result in significant service degradation or disruption to Prudential's business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Prudential's business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and interconnected technology and finance systems, models and user-centric applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and the acquisition of new business using AI and digital applications. Many of these tools form an integral part of the information and decision-making frameworks used by Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group's business also means that accurate records are to be maintained securely for significant time periods.

The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, resilient IT applications, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls and mature processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential's technology, compliance and other operational systems, models and processes incorporate strong governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents may occur from time to time and no system or process can entirely prevent them.

Prudential's legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

3.4

Cyber security risks, including attempts to access or disrupt Prudential's technology systems, and loss or misuse of personal data, could have potential adverse financial impacts on the Group and could result in loss of trust from Prudential's customers and employees and reputational damage, which in turn could have material adverse effects on the Group's business, financial condition, results of operations and prospects.

Prudential and its business partners operate in an escalating cyber security risk landscape. Individuals (including employees, contractors and agents) or groups may pose intentional or unintentional threats to the availability, confidentiality, and integrity of Prudential's technology systems. These risks extend to the security of both corporate and customer data. The evolution of ransomware (a form of malicious software (malware) designed to restrict data access until a ransom is paid) could pose a threat to Prudential by impeding operations or resulting in the public exposures of sensitive information if the ransom is not promptly paid. Where these risks materialise, this could result in disruption to key operations, make it difficult to recover critical data or services, or damage assets, any of which could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss.

The vast amount of personal and financial data held by financial services companies makes them attractive targets for cyber crime groups. Recent trends indicate that ransomware attacks are on the rise due to the proliferation of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) offerings, which provide threat actors with easy access to powerful attack tools. Simultaneously, global cyber security threats are becoming more sophisticated and impactful. As financial institutions increasingly rely on third-party vendors and interconnected systems, vulnerabilities in these supply chains can also be exploited by cyber criminals. A compromised vendor or service provider could inadvertently introduce malicious code or backdoors into the financial institution's infrastructure, leading to potential data breaches or ransomware incidents.

Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group's digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals.

There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes or AI are employed. As Prudential and its business partners increasingly adopt digital technology including AI in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers' personal data safe. Various policies and frameworks are in place to govern the handling of customers' data. A failure to adhere to these policies may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, and deliver on its long-term strategy, and therefore the results of its operations.

The risk to the Group of not meeting these requirements and expectations may be increased by the expansion of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, as well as the use of complex tools, machine learning and AI technologies to process, analyse and interpret this data.

New and currently unforeseeable regulatory, reputational and operational issues may also arise from the increased use of emerging technology such as generative AI which requires careful consideration and guardrails established to enable its safe use. Regulatory developments in cyber security and data protection continue to progress worldwide. In 2024, the momentum in focus on data privacy continued to increase, with regulators in Asia and globally introducing new data privacy laws or enhancing existing ones (eg new data protection laws in Indonesia which came into effect in October 2024, the EU AI Act passed in May 2024, and the new GenAI Guidelines and AI Verify Framework issued in Singapore). Such developments may increase the complexity of requirements and obligations in this area, in particular where they involve AI or data localisation restrictions, or impose differing and/or conflicting requirements compared with those of other jurisdictions.

Prudential faces increased financial and reputational risks due to both dynamic changes in the regulatory landscape and the risk of a significant breach of IT systems or data. These risks extend to joint ventures and third-party suppliers in light of a dynamic cyber threat landscape including supply chain compromise, computer viruses, unauthorised access and cyber security attacks such as 'denial of service' attacks, phishing and disruptive software campaigns. Despite multi-layered security defences, there is no guarantee that such events will not occur, and they could have significant adverse effects on Prudential's business, financial condition, results of operations and prospects.

3.5

Prudential's digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve.

Prudential's digital platforms are subject to a number of risks. In particular, these include risks related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models and the handling of personal data (including those using or used by AI); the resilience and integrity of IT infrastructure and operations; and those relating to the management of third parties. These existing risks for the Group may be increased due to several factors:

- The number of current and planned markets in which Prudential's digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain, conflicting or change at pace, may increase regulatory compliance risks;
- The implementation of planned digital platforms and services, which may require the delivery of complex, interconnected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;
- The increased volume, breadth and sensitivity of data on which the digital platforms are dependent and to which the Group has access, holds, analyses and processes through its models, increases information security, data privacy and usage risks. Furthermore, the

Risk factors continued

use of complex models, including where AI is used for critical decision-making, in an application's features and offerings may give rise to ethical, operational, conduct, litigation and reputational risks if they do not function as intended;
– Reliance on and/or collaboration with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and
– Support for, and development of, the platforms being provided outside some of the individual markets in which the platforms operate, which may increase the complexity of local legal and regulatory compliance.

New product offerings and functionality (including those supported by AI) may be developed and provided through the digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services, or deployment of new technological services, and may restrict current or planned offerings provided by the platform.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, its ability to deliver on its long-term strategy and the financial position of the Group.

3.6

Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime and sustainability (including climate-related) risks (see risk factor 2.1 above), or fails to resolve disputes that may arise from existing agreements or during the course of implementing business strategy. Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name.

A material proportion of the Group's business comes from its joint venture and associate businesses in Mainland China and India, respectively. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements as well as local regulatory constraints applicable to the joint venture and associate businesses, such as listing requirements; and in particular those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group's wholly-owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk

exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration (such as the negative developments in the Mainland Chinese economy). In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of foreign ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 3.1 above may also evolve in line with the Group's strategic initiatives, such as the expansion of the Group's operations through joint ventures or jointly owned businesses.

In addition, a significant proportion of the Group's product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to third-party service providers' systems failure or the prevention of financial crime), regulatory changes affecting their governance or operation, or their failure to meet any regulatory requirements could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

3.7

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's business, financial condition, results of operations and prospects.

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and other policy discontinuances, and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses.

The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses are also exposed to medical inflation risk, which is often in excess of general price inflation. The potential adverse impacts to the profitability of the Group's businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above. While the Group has the ability to reprice some of its products, the frequency of repricing may need to be increased. Such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group's ability to implement such repricing in light of the increased regulatory and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. The profitability of the Group's businesses also may be adversely impacted by the medical reimbursement downgrade experience following any repricing.

Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group's results of operations could be adversely affected.

In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing or severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combatting the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their rollouts) and non-pharmaceutical interventions, could have a material impact on the Group's claims experience.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to: the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

---

4 Risks relating to legal and regulatory requirements

4.1

Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis of the regulatory supervision or intervention of the Group, the level of regulatory scrutiny arising from the Group's reported events, the effects and pace of changes in the laws, regulations, policies, their interpretations and application, and any industry/accounting standards in the markets in which it operates.

Any non-compliance with laws, regulations, government policies, or common industry practices and standards or rules in the financial services and insurance sector (including those applicable to relevant companies, individuals or distributors) can adversely affect Prudential's operations, licences or business continuity. In the markets in which Prudential operates, it is subject to regulatory requirements for ongoing operations as well as obligations with respect to financial crime, including anti-money laundering (AML), sanctions compliance, and anti-corruption and fraud, which may either impose obligations on the Group to act in a certain manner or restrict the way that the Group can act in respect of specified individuals, organisations, businesses, territories and/or governments. A failure to comply with such requirements may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory penalties, heightened regulatory scrutiny or enforcement actions, or restrictions on the Group.

The impact from regulatory developments may also be material to Prudential; for instance, changes may be required to its product range, distribution channels, sales and servicing practices, data handling, operational processes, competitiveness, profitability, capital requirements, risk appetite and risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results, and financing requirements. Changes in capital-related regulations may affect the sensitivity of capital to market factors and the allocation of capital and liquidity within the Group. Regulators may also change solvency requirements or methodologies for determining components of the regulatory or statutory balance sheet, including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position). Other government interventions due to

financial and global economic conditions may also potentially lead to tightened business operating environment and heightened regulatory scrutiny.

For internationally active groups such as Prudential, operating across multiple jurisdictions (including cross-border activities) may increase the complexity and volume of legal and regulatory compliance challenges. The multitude of laws and regulations in the jurisdictions in which Prudential operates is dynamic and may be subject to ongoing changes. Legal and regulatory obligations may also be unclear in their application to particular circumstances, which may affect Prudential's ability to enforce the Group's rights in the manner intended and reduce predictability for Prudential's business operations. Compliance with Prudential's legal or regulatory obligations, including those in respect of international sanctions, sustainability efforts and human resources practices, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical and global tensions may also lead to realignment among blocs, or challenging supply chains, which may lead to an increase in the volume and complexity of international sanctions or controls. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high.

Further information on specific areas of regulatory and supervisory requirements or changes is included below.

a   Group-wide Supervision (GWS) regulatory framework

The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Group is subject to the Hong Kong IA's GWS Framework, which is principles-based and outcome-focused, allowing the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. Prudential has in place various monitoring mechanisms and controls to ensure ongoing sustainable compliance and to promote constructive engagement with the Hong Kong IA as its Group-wide supervisor.

b   The Group's regulatory landscape

In 2024, the Hong Kong IA and regulators in the markets in which Prudential operates continued to focus on customer protection and

Risk factors continued

the resilience of the insurance industry, including the management of business practices and operational soundness with appropriate governance and controls. New mandates and guidelines were issued in several markets whereby industry participants are required to assess, monitor and manage non-financial, financial and sustainability risks. Business conduct and consumer protection remain the priority for regulators, with emphases on products, sales, servicing and data protection expectations, as well as various operational processes including resilience, investment management, third-party management and technology management.

Major regulatory changes and reforms are in progress in some of the Group's key markets, with some uncertainty regarding the full impact to Prudential:

– In Hong Kong, the Hong Kong IA enhanced regulatory standards in 2024 for broker business models involving customer referral arrangements and insurers' intermediary oversight obligations, with the aim to reduce unlicensed activities and improve industry practices. Moreover, the Hong Kong IA issued Guideline 34 to set out the expectations for authorised insurers in managing fund(s) in respect of participating business, including the fair and equitable allocation of distributable surplus/profits, alignment with policyholders' reasonable expectations, sustainable management, and compliance with the Board-approved governance. As this product category matures over the coming years and enters into new stages of its lifecycle, management of the interplays between these expectations may increase in complexity. Additional customer protection requirements are anticipated in 2025. The Hong Kong IA updated its cyber security requirements to include a new resilience assessment framework in December 2024, and has also expressed its short-term goal of developing a regulatory framework for AI.
– In Mainland China, regulatory developments in the financial sector have continued, potentially increasing compliance risk to the Group. In 2024, the National Financial Regulatory Administration (NFRA) reinforced the importance of insurance and its role in enhancing the robustness of the Chinese financial system with ongoing regulatory initiatives on market shift to value and efficiency, adaptions to the local regulatory solvency regime, robust risk management and compliance practices, asset-liability management strengthening, corporate governance and customer protection. In May 2024, the NFRA removed the restriction on the number of insurance partners allowed for banks. This change is expected to intensify competition within the bancassurance space. In August 2024, the NFRA reduced the cap on pricing interest rates for various insurance product types and directed the industry towards a more dynamic market-linked pricing mechanism in the future.
– In Singapore, following the discovery of the $2.2 billion money-laundering ring in the market in 2023, the local authorities announced a new AML strategy in October 2024 to maintain the effectiveness of the national AML framework to prevent, detect, and enforce money laundering issues. The strategy also incorporates the revised money laundering national risk assessment of the Monetary Authority of Singapore (MAS) to enhance risk understanding and mitigation measures.
– In Malaysia, Bank Negara Malaysia (BNM) continued to issue and propose new regulatory changes in 2024 with varying implications on medical health product offerings, quantum of product repricing, and product disclosures to ensure fair treatment of vulnerable customers. The BNM has also initiated revised capital adequacy requirements aimed at improving risk-based capital measurements and reporting, scheduled to take effect in 2027.
– In Indonesia, the focus on insurance industry regulation and supervision remains high with the Otoritas Jasa Keuangan (OJK) five-year roadmap in place to enhance policyholder protection and financial and operational controls. This roadmap covers data,

capital, products, actuarial, risk, and control frameworks and applies from 2023 until 2027.
– In Vietnam, significant insurance regulatory changes were made during 2023-2024 to enhance customer protection, operational controls, sales professionalism and bancassurance practices. The insurance players are in the process of transitioning to the changing regulatory landscape, including a restriction imposed to prohibit banks from bundling non-compulsory insurance products alongside other financial services starting in July 2024.
– In Thailand, the Office of Insurance Commission presented draft amendments to the life and non-life insurance laws in December 2023, covering changes in shareholding, dividends, products and sales, capital fund, finance, and mergers and acquisitions. The draft amendments primarily aim to elevate governance standards within the insurance industry and are currently subject to the local legislative process.
– In the Philippines, financial product and customer service requirements were fully adopted in 2024 following an 18-month transition period since being issued by the Insurance Commission in March 2023. The updated requirements include product and service disclosures, a systematic approach to customer assistance and conduct risk management, and additional complaints filing.
– In India, the Insurance Regulatory and Development Authority of India (IRDAI) continues to focus on industry reform and global competitiveness. The IRDAI is promoting the use of technology to transform the insurance landscape in the country, aiming to become a major insurance market globally by 2032. In addition, the IRDAI is planning to introduce risk-based capital requirements. These changes will unfold over time and will be influenced by various factors including the overall economic environment, consumer behaviour, and technological advancements.

The increasing use of technology and digital services across the industry has led to new and unforeseen regulatory requirements and issues, including expectations regarding the governance and ethical use of technology, AI, as well as other resilience-related aspects such as data security, privacy and cyber resilience. Further, distribution and product suitability linked to innovation continues to set the pace of regulatory change related to conduct in Asia. Prudential falls within the scope of these conduct and resilience-related regulations, requiring that regulatory developments are appropriately addressed.

The pace and volume of sustainability-related regulatory changes, including ESG and climate-related changes, are also increasing. Regulators, including the Hong Kong IA, the MAS, the BNM and the Financial Supervisory Commission in Taiwan, are either in the process of developing or have developed supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. Other regulators are expected to develop or are at different stages of developing similar requirements. While the Hong Kong IA has yet to propose any insurance-specific regulations on sustainability and climate, it has regularly emphasised its increasing focus in this area to support Hong Kong's position as a regional green finance hub. With international regulatory and supervisory bodies, such as the ISSB and Taskforce on Nature-related Disclosures, progressing on global sustainability and climate-related disclosure requirements, local jurisdictions are considering adopting and mandating implementation. In 2024, the Stock Exchange of Hong Kong and the Singapore Exchange incorporated IFRS climate-related disclosure standards into their reporting rules. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on sustainability and ESG-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, particularly as companies increase their disclosures or product offerings in this area. International and local regulatory and industry bodies, such as the UK Financial Conduct Authority, the European Securities and Market Authority, and the MAS have further established more prescriptive requirements and guidelines regarding the use of sustainability and ESG nomenclature in the labelling of investment products. These changes and developments, against the backdrop of contrary trends in the US, may give rise to regulatory compliance, customer conduct, operational, reputational, and disclosure risks, requiring Prudential to coordinate across multiple jurisdictions to apply a consistent risk management approach.

A rapid pace and high volume of regulatory changes and interventions, and the swiftness of their application, including those driven by the financial services industry, have been observed in recent years across many of the Group's markets. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest, while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by the potential for increased intra-group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments that will impact the way Prudential is supervised, these developments are monitored at both market and Group level and inform the Group's risk framework and engagement with regulators or supervisors, government policymakers and industry groups.

c   International insurance standards developments

The International Association of Insurance Supervisors (IAIS) sets global standards for the insurance sector, through the Insurance Core Principles (ICPs) and the Common Framework (ComFrame). The ICPs provide a broad framework for insurance supervision globally, while ComFrame offers additional, specific standards for the supervision of Internationally Active Insurance Groups (IAIGs). These standards significantly influence group-wide regulatory frameworks such as the Hong Kong IA's GWS requirements, consequently impacting Prudential, which has been designated as an IAIG by the Hong Kong IA according to the criteria set out in IAIS's ComFrame. The IAIS's standards and guidelines also play a crucial role in shaping regional regulations in many jurisdictions in which Prudential operates.

There are a number of ongoing global regulatory developments by the IAIS that could lead to additional macroprudential and conduct requirements that could result in additional burdens or adverse impacts on the Group and its business units. These developments cover monitoring key insurance risks and trends, including protection gaps, setting standards and providing guidance, assessing the implementation of standards in the areas of systemic risk, the Insurance Capital Standard (ICS), sustainability risk (including climate risk), and cyber and AI-related risks in the global insurance sector.

In December 2022, the Financial Stability Board (FSB), a global body that ensures international financial stability, endorsed the IAIS's Holistic Framework, an enhanced framework for monitoring and mitigating systemic risk in the insurance sector. From December 2024, the FSB will publish an annual list of insurers that will be subject to resolution requirements, in order to provide transparency to market participants that the reported insurers and their regulators and supervisors are working to be better equipped to address stress or failure, and shows that the relevant authorities are working together across borders. In 2025, the IAIS will update ICP and ComFrame material in relation to recovery planning and resolution. The Hong Kong IA is also working on resolution planning to reflect FSB recommendations. In 2025, the IAIS will also undertake the triennial methodology review of the Global Monitoring Exercise (GME) and report to the FSB to inform its review of the process for assessing and mitigating systemic risk, based on the Holistic Framework. Within local jurisdictions, designations of Domestic Systemically Important Insurers (D-SIIs) may result in disproportionate regulation applied to the designated entities. The MAS introduced a D-SII framework effective from 1 January 2024 in Singapore, and the Hong Kong IA conducted an industry-wide consultation on a D-SII framework in

2024 that could apply to insurance groups and companies under the Hong Kong IA's supervision from 2025.

The ICS was adopted by the IAIS in December 2024, and is a global, risk-based measure of capital adequacy for IAIGs as the quantitative element of IAIS's ComFrame. The ICS will serve as a group-wide prescribed capital requirement (PCR), which is a solvency control level below which supervisors will intervene on group capital adequacy grounds. Prudential, as an IAIG, will work with the Hong Kong IA on the implementation of ICS.

As a result, there remains a degree of uncertainty over the potential impact of ongoing global industry and regulatory developments across the Group.

d   Changes in accounting standards and other principles to determine financial metrics

The Group's financial statements are prepared in accordance with IFRS. In addition, the Group provides supplementary financial metrics prepared on alternative bases to discuss the performance and position of its business. Any changes or modification to IFRS accounting policies or the principles applied to determine the supplementary metrics may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency. Furthermore, investors, rating agencies and other stakeholders may take time to gain familiarity with the revised results and to interpret the Group's business performance and dynamics. Such changes may also require systems, processes and controls to be updated and developed that, if not managed effectively, may increase the operational risk of the Group in the short term.

e   Policyholder protection schemes

Various jurisdictions in which Prudential operates have created policyholder protection schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

4.2

The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential's business, financial condition, results of operations and prospects or on its relations with current and potential customers.

In the course of its operations and at any stage of the customer and product life cycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers ('conduct risk'). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability and inclusion across the markets in which the Group

Risk factors continued

operates, thereby increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms stated in risk factor 4.1 above.

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold (including in relation to lines of business that are no longer active) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors.

There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks. Any regulatory action arising out of the Group's position as a product provider could have an adverse impact on the Group's business, financial condition, results of operations and prospects, or otherwise harm its reputation.

4.3

Litigation, disputes and regulatory investigations may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects.

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, asset management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including class action litigation. Although Prudential believes that it has adequately provided in all material respects for the costs of known litigation and regulatory matters, no assurance can be provided that such provisions will be sufficient or that material new matters will not arise. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's business, financial condition, cash flows, results of operations and prospects.

In addition, Prudential operates in some jurisdictions in which the legal framework for the enforcement of contracts can be unpredictable. As a consequence, the enforceability of legal obligations and their interpretation may change or be subject to inconsistent application, which could adversely affect Prudential's legal rights.

4.4

Changes in tax legislation may result in adverse tax consequences for the Group's business, financial condition, results of operations and prospects.

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's business, financial condition, results of operations, and prospects.

The Organisation for Economic Co-operation and Development (OECD) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises.

On 8 October 2021 the OECD issued a statement setting out the high-level principles which have been agreed by over 130 jurisdictions involved in the project. Based on the 8 October 2021 OECD statement, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies.

On 20 December 2021 the OECD published detailed model rules for the second pillar. These rules will apply to the Group when implemented into the national law of jurisdictions where it has entities within the scope of the rules. The OECD also issued a number of detailed guidance documents to assist with interpreting the model rules from 2022 to 2024, and is expected to publish further new guidance in 2025 which will affect the interpretation of already implemented legislation.

Several jurisdictions in which the Group has operations have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD proposals, effective for either 2024 onwards or 2025 onwards. Hong Kong, where the Group's ultimate parent entity is a tax resident, is in the process of implementing both the global minimum tax and domestic minimum tax effective for 2025 onwards. The Hong Kong rules once implemented will be the rules with most relevance for Prudential.

In compliance with the relevant IFRS accounting standard, the Group will separately disclose any amount of global minimum tax included in the Group's IFRS tax charge for the relevant accounting period. The rules are complex and require calculations to be undertaken at jurisdiction level aggregating all in-scope entities in that jurisdiction into a single calculation. The design of the rules when applied to Prudential means that a global minimum tax is most likely to arise, and have an adverse impact on Prudential, in periods where there is positive investment performance in jurisdictions whose domestic corporate income tax regimes have features favouring certain types of investment.

Engaging with all stakeholders

UK Companies Act, Section 172 Statement

The Board recognises the importance of taking the interests of its stakeholders into consideration when making decisions, and each of the directors acts in a way that they consider, in good faith, is most likely to promote the success of the Company for the benefit of its members, in accordance with Section 172(1) of the Companies Act 2006. This requires each of the Directors to have regard, among other matters, to the interests of the Company's employees, the Company's relationship with customers, suppliers and others, and the impact of the Company's operations on the wider community and the environment, while ensuring that the Company maintains a reputation for high standards of business conduct and treats each of its shareholders fairly. This statement sets out how the Directors have had regard to the matters set out in Section 172(1)(a)-(f) of the UK Companies Act 2006 and details how the Board builds and maintains strong relationships with its stakeholders, how it gains an understanding of their interests, needs and concerns, and how the strength of these relationships contributes to the Company's success. Underlying its relationships with stakeholders are Prudential's purpose and values, which were refreshed by the Board in 2023.

How Directors are supported in their duties

Upon joining the Board, each Director is provided with an induction, which includes a briefing on Directors' duties, including those arising under Section 172, and an overview of the Group's stakeholders.

At each Board meeting, a briefing note reminding Directors of their Section 172 duties is made available. In addition, members of the management team who submit proposals to the Board for approval are required to address the Section 172 criteria in their papers, pointing out the potential impact their proposals may have on relevant stakeholders or how stakeholder views have been considered. This ensures that members of the Board are sufficiently briefed and that any materials provided support a robust discussion on the impact a proposal may have on the Group's stakeholders.

A summary of the Board's stakeholder engagement activities in 2024 is set out in the following pages.



Section 172 and stakeholder engagement continued

Our stakeholders

To deliver sustainable value in the long term, we seek to align our business and impacts with the expectations of our shareholders and other stakeholders. Engaging with our stakeholders helps the Board to understand their priorities and how their decisions impact them. Listening to stakeholder perspectives can prepare the Board to respond in the face of market risks and opportunities, while allowing the Directors to foster relationships with stakeholders.

Along with shareholders, the Board has determined that the Group's key stakeholders are our customers, employees and communities. The Board also engages with other stakeholders including the broader workforce, the broader investment community, regulators, governments and suppliers.

Engagement

Management and the Chair regularly report to the Board on interactions with investors, governments and regulators. Directors are also briefed on customer needs as part of regular updates on specific parts of the business. During the year, customer needs were central as the Board monitored the embedding of the refreshed strategy and considered individual country strategies. The Board also monitored progress on embedding the purpose and value statements adopted last year, in alignment with the Group's refreshed strategy. Directors participated in employee engagement initiatives.

 ### Investors

The Board recognises that regular engagement secures investors' trust and promotes their ongoing investment and support. The Board is committed to the long-term delivery of shareholder returns through a combination of value appreciation and dividends, and to the delivery of credit investors' contractual rights to servicing and principal.

 ### Customers

Our customers are at the heart of what we do. Our purpose is to be partners for every life and protectors for every future. At Prudential, it is our mission to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions.

 ### Employees

Our people are our most important asset and their engagement is fundamental to our ability to attract the talent we want, retain our current people and motivate them to achieve success for themselves and Prudential. To support our strategic goals, the Board's focus is on creating an environment where talent thrives and powers growth and which supports a diverse workforce with an inclusive mindset, fostering mutual respect and collective success.

 ### Regulators

Prudential operates in highly regulated markets. Regulators supervise the insurance and asset management industries, promote general stability and protect policyholders. Prudential is committed to maintaining a constructive and open relationship with all of its regulators to ensure mutual trust, respect and understanding.

 ### Communities and governments

Governments and policymakers in the markets in which we operate are important stakeholders, setting and shaping the business and policy environment for the products and services we deliver, the investments we make, and the value we can generate for individuals, families, communities and the wider economy. We contribute to the communities where we operate through our purpose-driven Sustainability Strategy, which is integrated into our business.

 ### Suppliers

We work with a range of suppliers and outsourcing providers to allow us to focus on our core business strengths and reduce costs. We believe that the conduct of our suppliers reflects on us, and has the potential to impact our standing, branding and reputation within the communities in which we operate. We therefore seek to build strong working relationships with all our suppliers.

$ Investors

What matters to them

Our capital providers are looking for us to provide them with operational and financial performance consistent with their expectations on income and longer-term value creation.

Engagement metrics

- Ahead of the 2025 AGM, the Chair attended 24 shareholder meetings.
- The Remuneration Committee Chair attended 17 shareholder meetings and four meetings with investor bodies.
- The Senior Independent Director is available to meet with investors when required. He attended one individual meeting and two meetings together with the Chair.
- Management (predominantly the CEO and/or CFO) held over 150 meetings with more than 200 individual institutional investors in Asia, North America, UK and Europe and the Middle East.
- Additionally, the Investor Relations team conducted over 200 meetings with investors during the year.
- All Directors attended the AGM in Hong Kong. The Chair, the CEO and the CFO also attended a retail shareholder event held later in the year in the UK.

How the Group engages and communicates

- The Group seeks to maintain an open and active dialogue with investors and other market participants. This approach seeks to ensure that the Group's strategy is well understood by the market and that investors' perspectives and concerns are communicated to the Board.
- Meetings in 2024 took a variety of forms including one-on-one and group sessions, participation in investor conferences and roadshows, organised in some cases by brokers. Engagement took place in Hong Kong, the United States, Canada, the UK and several other locations in Europe. In Hong Kong, the Group carried out extensive face-to-face, online and radio interactions with stock commentators and retail brokers. The Group also conducted formal engagements with wealth management and family offices.
- Key areas of focus for investor engagement in 2024 included updating investors on the Group's progress in implementing its refreshed strategy, operational performance in key markets, the Group's capital management plans as communicated in June 2024, and the proposed move to Traditional Embedded Value (TEV) reporting. Investor relations activity in 2025 will continue to focus on communicating the Group's investment story and progress in the execution of our updated strategy.
- We continue to take active steps to support an increase in liquidity on the Hong Kong line of our stock (ticker 2378 HK), including the introduction of a scrip dividend alternative, issuing scrip shares on the Hong Kong line. We are engaging with the London and Hong Kong stock exchanges, relevant regulatory bodies and market participants to achieve faster and lower-cost transfers of shareholdings from the London line.
- A significant proportion of our coverage research analysts are located in the Asia region and actively cover our Asian regional peers. This includes an increasing number of global investment banks who had decided to move coverage to Asia or to undertake some form of joint research coverage. We will continue working with Asian-based research franchises to support and build coverage of the stock by those located close to our operating markets. At the same time we continue to provide support to the European research teams and access to management and local Investor Relations teams.

How the Board engages and communicates

The Board is made aware of major shareholder matters and concerns through a variety of sources including regular reporting by the CEO, the CFO and the Chief of Investor Relations.

The Chair holds an annual programme of engagement with major shareholders. She updates the Board on key themes emerging from her meetings which, during 2024–2025, included a focus on key internal and external factors affecting the share price, progress on embedding the refreshed strategy announced in August 2023, and how the Board considers capital allocation and the creation of shareholder value. Shareholders also asked about the management team and plans for the further evolution of the Board composition, as well as some questions on sustainability topics.

The Remuneration Committee Chair conducts a separate annual engagement programme with key shareholders and proxy agencies on the Directors' Remuneration Policy and its implementation. She reports to the Remuneration Committee in detail on the feedback from shareholders and to the Board on key themes. The Remuneration Committee's advisers also provide updates on major investor and proxy agency views, which the Committee takes into account in its decision-making.

The Senior Independent Director (SID) and Committee Chairs offer separate meetings to major investors, as required.

The Group's 2024 AGM adopted a hybrid approach, which allowed shareholders to attend either in person or online. All Board members attended the AGM in person, with the exception of Claudia Suessmuth Dyckerhoff, who participated virtually. Prudential will continue to offer this hybrid approach, which allows the greatest flexibility for all shareholders worldwide. Our 2025 Annual General Meeting will be held in Hong Kong as a hybrid meeting.

In addition, Prudential held a separate event in London in September, which provided retail shareholders an opportunity to engage in person with the Chair, the CEO, CFO and management.

Impact of engagement on Board decision-making and outcomes

The Board regularly discusses investor views as part of its decision-making and seeks to deliver long-term sustainable value for investors, whilst also taking into account the interests of other stakeholders. Regular engagement with investors by the Chair and management, with time allocated in each scheduled Board meeting for the reporting of feedback, ensured that investor views were heard in the boardroom and that the Board's strategy and approach to key decisions were understood by investors. By way of example, as part of its regular consideration of capital allocation, the Board took into account investor feedback received by management and the Chair when deciding in June to launch a $2 billion share buyback programme to return capital to shareholders and to provide additional guidance on how the Board assesses the deployment of free surplus.

Section 172 and stakeholder engagement continued

In addition, the Board took into account feedback received from the investment community about the ease of comparability of the Group's external reporting to that of our key peers as part of its decision to convert to TEV reporting from the first quarter of 2025. More broadly, management and the Board take into account feedback from investor perception surveys in the way that they report on, and communicate with, the investor community.

The Remuneration Committee Chair provided detailed briefings to the Remuneration Committee and, where appropriate, the full Board on matters raised by investors. Feedback from investors forms a key part in the Committee's formulation of the Directors' Remuneration Policy and its implementation.





Prudential plc 2024 AGM
保誠有限公司* 2024年股東周年大會
Ming Lu
Chua Sock Koong
Ben Bulmer

Focus area 2024

The Board commissioned an in-depth, independent investor perception survey, which was carried out in the second half of 2024 to provide the Board with an independent assessment of shareholders' views on management, strategy and the operational performance of the Group.

It was undertaken by two independent third parties, one primarily focusing on the Asia region, the other primarily on regions outside of Asia. The survey covered long-standing and existing shareholders as well as potential investors. A number of research analysts based in Asia and in Europe were also asked to participate.

Topics covered by the survey included:

- views on the sector and Prudential's positioning within it;
- perceptions of the refreshed strategy announced in August 2023;
- the Group's financial position and capital management;
- the operating performance of businesses in key markets;
- the effectiveness of the Group's leadership team; and
- communications and engagement with the market.

In order to ensure that the Board received views independent of management, the Chair was engaged in the selection process, met privately with the review teams to discuss their preliminary findings and then their final recommendations, and received and reviewed full transcripts of their interviews.

The Board discussed the output of the perception survey with the independent third parties in December, and part of the discussion took place without management present. The Board subsequently agreed follow-up actions with management, which included enhancements to disclosures and ways in which the Group communicates with the investor community, and will track the progress of these during 2025.

The Board would like to express its thanks to the investors and research analysts who participated in this extensive process.

Customers

What matters to them

Our customers want a seamless experience from a trusted provider offering comprehensive solutions and products tailored to their needs and the stage in their lives.

Engagement metrics

- We are aiming for a top-quartile relationship net promoter score (rNPS) by 2027. In 2024, five business units ranked at the top quartile and three other business units moved up one quartile. This helped us maintain a customer retention rate of 87 per cent in 2024 (86 per cent in 2023).
- To support this ambition, regular NPS surveys are carried out and considered in detail by the GEC, with the key outputs regularly reported to the Board. The Board also received a detailed update on the execution of our customer strategy.

How the Group engages and communicates

Prudential is committed to continue to evolve from a Group that is organised around products and channels to becoming the most trusted partner to our customers. Our extensive distribution channels enable us to better understand and service our customers' financial needs. At the core of Prudential's work is helping customers achieve their healthcare and financial goals.

Prudential engages directly with its customers through contact centres, dedicated account managers, face-to-face advice (where possible), mobile phone apps and telephone technical support teams.

In 2024, Prudential launched the 'Customer Promise': our commitment to put customers at the heart of everything we do. It is our benchmark for how we serve as trusted partners and protectors, guiding the strategies and actions needed to achieve excellent customer-centric experiences.

Our Customer Promise captures how we want our customers to feel every time they interact with us. It includes five simple commitments:

1. We **care** for you
2. We are **clear** with you
3. We make it **easy** for you
4. We take **quick** action for you
5. We treat you **fairly**

The Customer Promise has been rolled out to all of our customer service and operations colleagues as well as agency staff.

How the Board engages and communicates

Following the refresh of the Group's customer strategy framework in 2023, the Board spent time in 2024 overseeing the progress of the execution of the key strategic priorities to deliver that strategy.

The Board conducted a deep dive into the strategy, the key pillars, the framework and changes to the operational model in order to deliver growth at scale and promote the sharing of best practice. It discussed progress made in embedding a more customer-centric culture, including examples of early successes, and discussed the challenges faced and how management were approaching these.

In a further session, teams from the Hong Kong and Singapore businesses showcased examples of key initiatives underway as part of their approach to listening to the voice of customers and working collaboratively to develop solutions and process improvements in order to enhance customer experience. Team members shared the learnings from their experiences and Board members shared their insights from across and outside of the industry.

As part of its visit to Malaysia, the Board met with teams from the Malaysia conventional business, the Malaysia Takaful business and Eastspring, who shared their first-hand experiences of how various customer initiatives were working in practice to listen to the voice of customers.

Throughout the year, the Board received regular reports from business heads on issues affecting their customers, including the ongoing impacts of the macroeconomic environment and how the business is responding to customer needs in individual markets.

Impact of engagement on Board decision-making and outcomes

The outcome of our operational teams' engagement with customers is communicated through the business and used to shape the design of our products and our distribution, and ultimately informs strategic decisions made at Board level. Decisions about which markets to access, what kind of products to offer and how to develop our agency force, our bank partnerships and our digital capabilities, are all driven by an understanding of what customers want, based on engagement with those customers.

Mindful of the impact of macroeconomic trends on the cost of living for our customers, the Board monitors persistency and medical inflation trends and discusses with management how customer affordability is being considered, particularly for more vulnerable groups of customers.

The Board was instrumental in clearly articulating our fundamental value of customers being at the heart of everything we do, and actively supports the strengthening and embedding of a consistent customer-centric Group-wide culture, which is encapsulated in our Customer Promise.

Section 172 and stakeholder engagement continued



Focus area 2024

Customers are considered a core part of all Board discussions on business performance and operations. Both management and the Board are focused on customer NPS and the key drivers affecting this. One of the ways in which management and the Board put customers at the centre is by promoting increased listening to the voice of customers.

The Board met with colleagues from customer servicing teams in Hong Kong, Malaysia and Singapore who are directly engaged in embedding our customer-centric culture. These sessions provided an in-depth understanding of how our servicing teams discuss and resolve customer issues in their daily service huddle and how they address customer concerns.

These sessions were an important element of the Board's focus on customers, which enable better understanding of what matters to customers and the development of propositions and services that meet our customers' needs and provide growth opportunities for Prudential.

More information on customer needs and how we look to address them can be found in the Sustainability Report.



Employees

What matters to them

Our employees are vital to our ongoing success. They seek to be part of a socially responsible organisation that operates with a strong sense of purpose, where they can build fulfilling careers and feel a sense of belonging.

Engagement metrics

– Targeting 75th percentile for our employee Net Promoter Score (eNPS), reflecting our ambitious engagement efforts.
– Currently, we remain slightly below the 50th percentile, though we have observed modest improvements from the two surveys conducted in 2024 compared to the previous year.

How the Group engages and communicates

To attract and retain talented individuals for both current and future business needs, we are enhancing our focus on rewarding high performance and providing an exceptional employee experience. Prudential is committed to fostering an inclusive, diverse and open environment for our employees. Fostering an environment where every individual feels a genuine sense of belonging enhances employee engagement and productivity, and strengthens collaborative problem-solving. This, in turn, drives fresh approaches to serving customers and building sustainable relationships. We prohibit any form of discrimination, harassment, bullying and other types of misconduct where the behaviour is contrary to Prudential's values and standards. This policy further reinforces Prudential's commitment towards creating a safe and inclusive work environment, which fosters and supports our people's mental health and wellbeing. We regularly refresh our D&I strategy to ensure continuous alignment with business priorities, building a more equitable working environment, where diversity of thought is celebrated.

The Group engages with the workforce throughout the year through townhalls and employee surveys. These employee surveys (PruVoice) provide valuable insights into employees' sense of belonging and their key priorities.

Prudential offers leadership development programmes across the Group, which integrate the expectation of leadership behaviours that exemplify our values, the PruWay, into their core design.

How the Board engages and communicates

The Board and management use a range of formal and informal methods to engage, communicate with, and understand the views of, the workforce. The Board has chosen to adopt a collective approach to employee engagement, led by the Sustainability Committee. This approach is considered appropriate given the geographical reach of our Group and enables all Directors to interact directly with the workforce, hear their views and questions, and helps embed the organisational culture. The Board is satisfied that the current arrangements are effective and will continue to monitor them on a periodic basis.

Key engagement activities included:

– As part of the Board visit to Malaysia in July, the Board spent time with local leadership teams and top talent from the Malaysia teams;
– When Board meetings were held in Hong Kong and Singapore, Board members spent informal time with head office and local leadership teams and top talent;
– Members of the Risk Committee visited our Vietnam offices and met with local leadership and top talent;
– As part of his induction, Mark Saunders visited Singapore and met with the leadership teams and top talent from Singapore Life, Eastspring, and head office;
– The Chair participated in panel sessions including the International Women's Day 2024 and 'The Next Prudential Through a Sustainability Lens';
– George Sartorel attended graduation ceremonies of Prudential's flagship leadership development programme, Transformative Journey; and
– The Chair, Jeremy Anderson and George Sartorel held a hybrid fireside chat as part of Eastspring's 'A Conversation with Prudential' series.

In addition to its direct engagement with the workforce, the Board receives regular updates on employee matters from the CEO, the Chief Human Resources Officer and local business leaders. The Board, supported by the Sustainability Committee, oversees Prudential's people strategy and receives updates on talent development and people metrics. The Sustainability Committee reviews in detail the output from employee engagement surveys and actions taken by management. This is also discussed at Board meetings.

The Sustainability Committee also receives reports from our Global Diversity and Inclusion (D&I) Council, ensuring local insights contribute to Group-wide decisions and that our people's voices are heard at every level.

Impact of engagement on Board decision-making and outcomes

The Board and Sustainability Committee discussed with management the output of the employee engagement survey and how feedback was being addressed in people initiatives. They also received regular updates on people issues and discussed with management the ongoing initiatives to support the workforce, including support for staff wellbeing, embedding the Group's values throughout the organisation, and developing talent and a diverse and inclusive workplace.

For more information, please refer to page 48 of the Sustainability Report.

Members of the Sustainability Committee (formerly the RSWG) and other Non-executive Directors spent time with employees to hear from them directly and shared feedback with the Board.

Through their engagements, the Board has gained deeper insight into the Group's operations across different markets; the strengths of the local businesses and the challenges they face; how well the Group's updated culture and values are embedded within the leadership and across the business; and other issues affecting employees.

Conversely, employees have had an opportunity to gain a better understanding of the Board's perspective and areas of interest, and to provide direct feedback on matters of importance to them or their area of the business.

Section 172 and stakeholder engagement continued



 **Focus area 2024**

A popular part of any Board or Board member visit is the opportunity for Non-executive Directors to meet with top talent across the Group. We do this in small groups without any formal agendas, allowing for an intimate free-form discussion. Directors find this to be an effective way to hear directly from employees. Employees appreciate the opportunity to engage on a personal level with Board members and to discuss matters of importance to them, including their own career development. In 2024, engagement took place with top talent in Singapore, Malaysia and Vietnam.

Regulators

What matters to them

Our regulators protect customers' interests and set the framework within which Prudential operates as a financial services group. They regulate and supervise the insurance and asset management industries, promote their general stability and protect policyholders and other customers.

Engagement metrics

– The Hong Kong Insurance Authority (IA) held a virtual regulatory college for 2024 at which senior management presented. The regulatory college is a forum for the key regulators of the Group to coordinate their supervision of the Group and its entities and is hosted by the Hong Kong IA.

How the Group engages and communicates

Prudential operates in highly regulated markets and is committed to maintaining a constructive and open relationship with all of its regulators to ensure mutual trust, respect and understanding.

Prudential Corporation Asia Limited is a designated insurance holding company under the Hong Kong IA's Insurance Ordinance and is subject to the Hong Kong IA's Group-wide Supervision (GWS) Framework.

GEC members (in particular the Chief Risk and Compliance Officer) and other key persons in control functions meet with the Hong Kong IA as needed and an agreed range of Board management information is shared with the Hong Kong IA. Discussions cover areas such as capital, risk management and updates on key projects impacting Prudential and the industry.

In addition, our local businesses communicate and engage with their local regulators as required in order to maintain constructive and open relationships.

How the Board engages and communicates

The Hong Kong IA issued a feedback letter following the 2023 Regulatory College, which the Board discussed. Management actions were agreed and the Board tracked these throughout the year, ensuring regulatory priorities are addressed. The Risk Committee oversaw progress in addressing the observations in the 2023 Regulatory College letter.

The feedback letter following the 2024 virtual Regulatory College was received in 2024, and a similar process will be put in place to track the relevant management actions throughout 2025.

The Board received regular updates throughout the year on our significant engagements with the Hong Kong IA and other key regulators.

Impact of engagement on Board decision-making and outcomes

Feedback from engagement with the Hong Kong IA, including the Regulatory College letter, drives focus areas for the Risk team and helps shape the annual schedule of business for the Board and its principal committees, in particular the Risk and Audit committees.

During 2024, the Board discussed and approved various matters and documents required under the GWS Framework, including the Group's Own Risk and Solvency Assessment.

# Communities and governments

What matters to them

Governments shape the business environment that affects how companies contribute to the local economy and societies. How governments interact at the international level shapes the wider operating environment for Prudential as a global business.

The communities in which we operate are affected by Prudential, including at a societal and environmental level. Communities want sustainable businesses that benefit the local community.

Engagement metrics
– CEO visits to nine markets;
– Chair visits to three markets and participation in two major international climate finance and development global meetings;
– Prudential invested $12.5 million in community programmes during 2024;
– In July, the Chair of the Board met with the new Chair of the Monetary Authority of Singapore, with the Deputy Prime Minister of Singapore and with the new Managing Director; and
– The Board welcomed the Deputy Prime Minister of Singapore to a discussion in October.

How the Group engages and communicates
Governments

We published our updated Sustainability strategy in January 2024, and in September we published a framework that sets out our approach to financing the transition, recognising and responding to the particular circumstances of the markets where we operate and the emerging policy and regulatory directions of those markets' governments.

We engage with governments in a number of ways: directly and through industry and membership organisations. This engagement helps us to better understand and informs our approaches to international and local-level policy and regulations, and to support and contribute to sector and economic developments across the markets in which we operate.

Through 2024, we engaged with governments and policymakers from across Asia and Africa to discuss policy priorities, including for insurance and asset management, financial inclusion, climate change and sustainable finance, healthcare and technology. Climate-related health risks have been a consistent feature of government and industry dialogue across our markets throughout the year. Prudential supported policy inputs to the Laos ASEAN Chairmanship, including on data, inclusive insurance, and climate and health.

For more information, please refer to page 54 of the Sustainability Report.

Wider communities

Our philanthropic community investment arm, Prudence Foundation, continues to make significant progress in its mission to build resilient communities. In 2024, the Foundation embarked on a strategy review to ensure its focus areas stay relevant and deliver real world impact and long-term value for the communities we serve. Its renewed focus areas are: 1) building financial wellbeing through financial literacy and inclusion; and 2) enhancing health resilience through climate and health initiatives. By investing in these areas, we are committed to evolve with the needs of our communities while aligning with Prudential's broader sustainability strategy to ensure a cohesive and complementary effort to achieve real world impact and long-term value for every life, for every future.

Prudence Foundation launched the Climate and Health Resilience Fund in 2024 with an initial investment of $2 million; it aims to support climate and health projects led by business units across 16 of our markets in Asia and Africa. Created to address local context and needs, this fund backs a variety of initiatives, including research and studies on the impact of rising sea levels on communities, interventions to mitigate the health risks posed by climate change to vulnerable populations, and efforts to strengthen healthcare systems to better equip healthcare workers for responding to climate crises.

In 2024, Prudential participated actively in the Institute of International Finance's (IIF) sustainable agenda, where we highlighted the importance of Asia and Emerging Markets and Developing Economies (EMDEs) in the energy transition journey.

In 2024, we published our framework for financing the transition, which sets out our approach to classifying investments that aid in the brown-to-green transition, with a particular focus on emerging markets where we operate. We amplified this through our membership of, and work with, the IIF, including their Sustainable Finance Expert Group, and at international and market events such as during New York Climate Week.

How the Board engages and communicates

The Board regularly receives and discusses government, (geo)political and regulatory developments from the Chief Government Relations & Policy Officer, CRCO and CEO.

During the Board visits in July and October, the Board met with Singapore government representatives, and the Chair and CEO held additional discussions with Singapore and Malaysia government representatives, with Prudential's CEO participating in discussions on technology, skills and sustainable finance as a member of the MAS International Advisory Panel in November.

On behalf of the Board, the Chair engages with key government stakeholders in a number of ways throughout the year, including bilateral meetings and at public events. Examples in 2024 include meetings and engagements with government officials and regulators, including in and from Hong Kong, the UK, Singapore, Beijing, Shanghai, Malaysia, the Philippines, India, the US, the EU and Vietnam.

Engagement also took place in international fora and with international regulatory bodies, standard setters, and multilateral development banks, including at and during the World Bank/IMF Spring and Annual Meetings, London Climate Week, New York Climate Week, and through the Chair's Board membership of the IIF.

Areas of discussion during 2024 included:

– Insurance and savings sector development;
– Capital market development;
– Healthcare access and insurance;
– Financial inclusion;
– Climate change and sustainable finance; and
– Technology and innovation.

The Board also engages through the CEO. Through 2024, Anil undertook a range of market visits and met relevant government ministers and regulators to understand their perspectives and priorities to inform the implementation and delivery of Prudential's strategy.

The Sustainability Committee oversees our community engagement and investment activities on behalf of the Board. In 2024, the

Section 172 and stakeholder engagement continued

Sustainability Committee received updates on the activities of the Prudence Foundation and its strategic focus for 2024, and discussed the alignment of the Foundation's activities to the Group Sustainability strategy and how to assess the impact of its activities.

Impact of engagement on Board decision-making and outcomes

Engagement with governments contributes to better understanding and analysis at Board deliberations of the role we can play in our chosen markets and the impact of public policy and regulation on our strategy, the design and delivery of our products and services, and our investments. It helps to inform the Board's opportunity and risk analysis and improves understanding of where we can contribute to public policy goals.

In the area of climate change, engagement with governments and wider society has informed our approach to our Sustainability strategy and specifically the pathways for each of our markets, the challenges and opportunities, and the realities of securing a just energy transition alongside wider development goals.

> *For more information, please refer to the Sustainability Report.*



Focus area 2024

At our Board meeting in October, we were pleased to host Singapore's Deputy Prime Minister, the Minister for Trade and Industry, and the Chairman of the Monetary Authority of Singapore (MAS), Gan Kim Yong, and MAS's Assistant Managing Director (Development and International) and Chief Sustainability Officer, Gillian Koh Tan.

The discussion focused on how the private sector can best support Singapore's long-term plans for net zero emissions, growing AI talent and skills, enhancing retirement savings, and advancing healthcare innovation for a more resilient and healthier nation. It was an insightful session which provided perspectives that enriched the strategic discussions around our business priorities.

⚙ Suppliers

What matters to them

Our suppliers look for mutually beneficial business relationships and reliable business partners.

Engagement metrics

- Around 8,500 suppliers supporting our businesses globally;
- Around 250 staff attended modern slavery risk awareness training across our markets, with representation from procurement managers, risk assessors, legal teams and sustainability representatives;
- Average time to pay invoices was 25 days in the UK; and
- In the UK, over 225 small suppliers have been paid within 10 days since launch of our Small Supplier Accelerated Payment Scheme, with payments of over £7.5 million in 2024 to bring the total since launch to £33 million.

How the Group engages and communicates

Prudential uses third-party suppliers and outsourcing providers to allow us to focus on our core business strengths and reduce costs.

We use a Group Third-Party Supply and Outsourcing Policy consistently throughout the Group to ensure we articulate clearly how we work with suppliers and our expectations of them. The policy is a core part of our system of governance. It sets out our position on supply chain management, outlining our approach to due diligence, selection criteria, contractual requirements and ongoing monitoring of our supplier relationships. The policy also supports compliance with the Hong Kong IA's Group-wide Supervision Outsourcing guidelines.

Modern slavery

Prudential is committed to ensuring that slavery, human trafficking, child labour or any other abuse of human rights has no place in our organisation or supply chain. Our processes include responsible supplier risk assessments and Responsible Supplier Guidelines to further promote the development of a sustainable and ethical supply chain. Our Modern Slavery statement can be found at www.prudentialplc.com/en/investors/governance-and-policies/policies-and-statements

Payment terms

In order to demonstrate Prudential's ongoing commitment to supporting its supply chain, Prudential continued to provide payment assistance in 2024 to our small suppliers.

Prudential's standard contractual payment terms in the UK provide for payment to suppliers within 30 days after the invoice date. For smaller suppliers with under 100 employees, our Small Supplier Accelerated Payment Scheme aims to pay suppliers in as little as 10 days after the invoice date.

How the Board engages and communicates

The Board approves agreements with major suppliers and receives updates on key supplier relationships as part of operational and business reviews, focusing on various parts of the Group.

Key strategic supplier relationships are also considered as part of the strategy and operational plan discussed and approved by the Board annually.

The Board, supported by the Sustainability Committee, reviews and approves the Group's Modern Slavery statement annually. The Risk Committee has oversight of our Third Party Supply and Outsourcing Policy.

Impact of engagement on Board decision-making and outcomes

In 2024, recognising the Risk Committee's ongoing focus on third-party and outsourcing management as one of the top risks for the Group, a third-party risk framework was established to further strengthen second line oversight. Through the introduction of new Responsible Supplier guidelines in 2022, Prudential has sought to increasingly introduce the same measures deployed in the UK to our Asia and Africa supply chain. For more information, please refer to our most recent Modern Slavery statement on our website. We also introduced measures to understand a supplier's position on ethical labour standards, health and safety and equal opportunities for our material suppliers and those that provide services in areas deemed to pose higher modern slavery risks.

We remain committed to learning how to improve our own due diligence and monitoring, and we engaged an external party to conduct a review to compare Prudential's best practices to those of other pan-Asian insurers and identify improvements.

The Board reviewed Prudential's Code of Conduct in 2024 and expects that external stakeholders, including suppliers, abide by principles consistent with those of Prudential. Prudential chooses to partner only with those who can meet our rigorous ethical standards.

Sustainability

Building Inclusive Futures in Asia and Africa

At Prudential, we aim to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible health and financial solutions. Sustainability is fundamental to how we deliver value for our shareholders and stakeholders.

In 2024, we made progress in expanding access to essential protection, financing the transition towards a low-carbon economy, and embedding sustainability into our business strategy and operations. Recognising the needs of our societies and communities, this report features our progress in delivering long-term shareholder value through sustainability. This includes our aspiration to reach underserved communities with inclusive insurance solutions, our position on investing in lower carbon and inclusive growth in Asia and Africa, and how we are empowering employees to integrate sustainability principles into daily business practices. These milestones reflect our commitment to playing our part in addressing global challenges like the health impacts of climate change and financial inequality.

Read on to discover these stories and other milestones as we work to build resilient, inclusive futures for the communities and markets we operate in.



We are Prudential

For every life, we are Partners
For every future, we are Protectors

Strategic pillars



- **Enhancing customer experiences**
- **Technology-powered distribution**
- **Transforming health business model**





Group-wide enablers



- **Open-architecture technology platform**
- **Engaged people and high-performance culture**
- **Wealth and investment capabilities**





Sustainability ambition:
Delivering real-world impact and long-term resilience



Simple and accessible health and financial protection

Developing sustainable and inclusive offerings

Delivering partnerships and digital innovation for health outcomes

Building resilient communities through community investments









1 NO POVERTY
3 GOOD HEALTH AND WELL-BEING
13 CLIMATE ACTION

Responsible investment

Financing a just and inclusive transition

Decarbonising our portfolio

Mainstreaming responsible investments in emerging markets







8 DECENT WORK AND ECONOMIC GROWTH
13 CLIMATE ACTION

Sustainable business

Establishing sustainable operations and value chain

Empowering our people

Harnessing thought leadership to shape the agenda









5 GENDER EQUALITY
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION

A foundation of good governance and responsible business practices



Corporate governance, conduct and ethics, risk management, external reporting and benchmarking

Key targets

For more on how we are progressing our targets, see page 102

55% WACI reduction (weighted average carbon intensity) by 2030

Internal investment target on financing the transition (established in 2023), which operates as an underpin for our WACI reduction target

42% female representation in Group Leadership Team by the end of 2027

All people managers to have **sustainability-linked KPIs by 2026**

Sustainability continued

Targets and progress

Since 2021, we are committed to the ambition to become a net zero[1] asset owner by 2050. To remain on track, we have also set interim targets by referencing the Paris Agreement (see table below). In 2024, we continued to make progress towards our weighted average carbon intensity (WACI) reduction target, as well as our underpin target for financing the transition (FTT). While we are committed to decarbonising our portfolio, we recognise that our FTT Framework impacts carbon emissions, and our exposure to certain emerging markets may result in WACI fluctuations.

For more information on our progress against our investment target, please refer to our Decarbonising our portfolio section on page 113. For more details on our FTT Framework, please refer to our Launching our FTT Framework on page 109.

In 2021, Prudential set a target to divest from all direct investments in businesses that derive more than 30 per cent of their income from coal, reducing transition risk arising from our portfolio, with equities to be fully divested from by the end of 2021 and fixed income assets fully divested from by the end of 2022. We fully met the equity target at the end of 2021, and the fixed income target by April 2023, and continued to meet both throughout 2023 and 2024.

	Targets and timing		UNSDGs		Intended outcome of UNSDG
Responsible investment	**Deliver a 55% reduction in the carbon emissions* intensity of our investment portfolio[†] by 2030 against our 2019 baseline** By 2030	➔ **On track** *More detail on page 113* During 2024, we reduced the WACI of our portfolio by 54% against our 2019 baseline	13 CLIMATE ACTION	13.1, 13.2, 13.3	– Integrate climate change measures into national policies, strategies and planning
	Internal investment target on financing the transition to a lower-carbon future. **(Note: This is a critical underpin for the WACI reduction target and is linked to our executive remuneration)** By 2030	➔ **On track** *More detail on page 113* As of 31 December 2024, we have committed over $1 billion to FTT investments, through our FTT Framework	8 DECENT WORK AND ECONOMIC GROWTH	8.3	– Promote development-oriented policies that support productive activities, decent job creation, entrepreneurship, creativity and innovation, including through access to financial services
	Engage with the companies responsible for 65% of absolute emissions in our investment portfolio Ongoing	➔ **Fully met** *More detail on page 113* This is an ongoing annual target, which we have fully met in 2024 for the identified cohort of companies	13 CLIMATE ACTION	13.1, 13.2, 13.3	– Improve education, awareness and human and institutional capacity on climate change mitigation, adaptation, impact reduction and early warning

‡   Group Leadership Team (GLT) is defined as the direct reports of all GEC members, all CEOs of our life businesses and their direct reports, all CEOs of our Eastspring businesses, and select roles that are essential in delivering our strategy.

*   Carbon emissions refers to carbon dioxide equivalent emissions (CO_2e) per the Greenhouse Gas (GHG) Protocol, including carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), sulphur hexafluoride (SF_6) and nitrogen trifluoride (NF_3).

†   Our investment portfolio includes both listed equities and corporate bonds in all shareholder and policyholder assets, while excluding assets held by joint venture businesses and assets in unit-linked funds as we do not have full authority to change the investment strategies of these. Further information is provided in the Basis of Reporting.
In the context of Prudential, net zero and carbon neutral have the following meanings: 1. 'Net zero', in regard to greenhouse gas emissions, refers to a state by which the greenhouse gases going into the atmosphere are reduced as close to zero as possible and any residual emissions are balanced by removals from the atmosphere. When translating these emissions to the activities in the value chain of an organisation, net zero is a state in which the activities of the value chain for an organisation result in net zero greenhouse gas emissions, in a time frame consistent with the Paris Agreement. 2. 'Carbon neutral' for an organisation refers to relying on carbon offsets to balance its value chain's greenhouse gas emissions, whereas net zero refers to prioritising reductions in an organisation's value chain greenhouse gas emissions to as close to zero as possible. Only then are any residual emissions balanced by removals from the atmosphere.

Targets and timing		UNSDGs	Intended outcome of UNSDG
Sustainable business			
Deliver a 25% reduction in our operational emissions intensity from a 2016 baseline, and abate the remaining emissions via carbon offsetting initiatives, to become carbon neutral across our Scope 1 and 2 (market-based) emissions by the end of 2030 **By 2030**	➔ **On track** *More detail on page 117* We achieved an intensity ratio of 0.48 tCO_2e/FTE for 2024, keeping us ahead of the trajectory to meet our 2030 target of 1.65 tCO_2e/FTE	**13 CLIMATE ACTION**  13.1, 13.2, 13.3	– Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries
Ensure 42% of Group Leadership Team (GLT)‡ are women by the end of 2027* **Revised**	➔ **On track** *More detail on page 120* At 31 December 2024, the representation was 37%, compared to 35% in 2023	**5 GENDER EQUALITY** 5.5	– Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life
All people managers to have sustainability-linked KPIs by 2026 **Ongoing**	➔ **On Track** *More detail on page 120* In 2024 we set up the infrastructure and developed materials and resources to prepare our people manages for sustainability-linked KPI setting	**12 RESPONSIBLE CONSUMPTION AND PRODUCTION** 12.6	– Adopt sustainable practices and integrate sustainability information

The above performance against targets is as of 31 December 2024. The Board will continue to review and evolve this as the Group progresses on its sustainability journey to consider evolving scientific data and stakeholder expectations.

‡ Group Leadership Team (GLT) is defined as the direct reports of all GEC members, all CEOs of our Life businesses and their direct reports, all CEOs of our Eastspring businesses, and select roles that are essential in delivering our strategy.



Sustainability continued

Sustainability governance

Board oversight

The Board recognises the importance of integrating sustainability into Prudential's core business strategy in driving value for our shareholders. They play a pivotal role in overseeing sustainability matters that are material to Prudential's business, including climate change and environmental impacts, responsible investment, social sustainability and workforce engagement.

We recognise the importance of sustainability in our business strategy and to assist the Board in providing leadership, direction and oversight of Prudential Group's Sustainability strategy, Prudential established the Sustainability Committee in September 2024, replacing the Responsibility and Sustainability Working Group (RSWG), which had been created in early 2021 in order to allow more Board time and attention to certain sustainability-related topics. This Committee takes over from the Risk Committee oversight of environmental and climate-related issues, and the two continue to collaborate on identifying and managing relevant risks. The Sustainability Committee is chaired by Non-executive Director George Sartorel. As set out in its terms of reference, the Committee is responsible for overseeing: the development of the Group's sustainability strategy, goals, targets and key metrics; the implementation of the sustainability strategy; sustainability-related reporting; sustainability-related policies and practices; employee culture, workforce safety, wellbeing and engagement; and the Group's corporate social responsibility programmes. It collaborates with other Principal Committees of the Board as needed.

Our people translate our strategy into action, and aligning rewards at all levels of leadership with measurable sustainability outcomes helps us accelerate change while remaining accountable to our shareholders.

To ensure sustainability is at the forefront of our strategic priorities across the Group, the Remuneration Committee decided that sustainability metrics continue to constitute 10 per cent of the total 2024 Executive Director's Prudential Long Term Incentive Plan (PLTIP) award. This includes 5 per cent linked to diversity and 5 per cent linked to weighted average carbon intensity (WACI) reduction, with a financing the transition (FTT) underpin target.

This approach is aligned with our target to reduce emissions of all shareholder and policy assets by 55 per cent by 2030, and the underpin considers the value of qualifying investments committed to supporting the transition of the world to a lower carbon future.

Further information regarding both measures can be found in the Directors' remuneration report.

Management oversight

At the management level, the Group Executive Sustainability Committee (GESC) oversees sustainability and climate-related activities. The Chief Financial Officer chairs the Committee, which met five times in 2024. Membership of the Committee includes the Chief Risk and Compliance Officer, Chief Investment Officer, Chief Corporate Affairs Officer, Chief Human Resources Officer, Strategic Business Group CEO, and management executives from Eastspring Investments

One key responsibility of the GESC is to oversee the Group's progress towards all sustainability reporting. This includes on climate and the environment and disclosing against the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). We remain committed to meeting regulatory requirements, including upcoming mandatory requirements to report the Group's climate-related financial disclosures under the International Financial Reporting Standards (IFRS) Sustainability Disclosure Standards, especially with the incorporation of the TCFD recommendations into the International Sustainability Standards Board (ISSB) standards. The policies and procedures to support how the Group operates in relation to certain sustainability topics are included in the Group Governance Manual. Prudential manages key sustainability issues across functions through a multidisciplinary approach.

The Board recognises the importance of integrating sustainability into Prudential's core business strategy in driving value for our shareholders.

Full terms of reference for the Sustainability Committee are available on the Company's website

Sustainability governance organisation chart

Prudential plc Board
Responsible for strategy, which includes all aspects of sustainability. The Board delegates oversight of sustainability matters to the Sustainability Committee, including people, culture and communities, and is advised by the Committee on the sustainability strategy

Informing ← | → *Reporting*

Risk Committee
Reviews risk-related information presented within the Group Sustainability report

Supports the sustainability strategy by ensuring sustainability risks, including climate-related risks and opportunities, people and culture are effectively managed

Sustainability Committee
Oversees the development of and advises the Board on the Group's sustainability strategy, ensuring the strategy is effective, aligned with regulations/market practice and our values and culture, and integrated with the overall strategy and business plans

Identifies sustainability-related risks, in collaboration with the Risk Committee

Oversees environmental (including climate) responsibilities and reviews all sustainability reporting

Oversees implementation of external sustainability-focused commitments

Audit Committee
Oversees the Group's Annual Report and Accounts, of which the sustainability section is an integral part

Oversees whistleblowing programme

Oversees non-financial reporting controls

Remuneration Committee
Supports the sustainability strategy through alignment of the Group's incentive plan to external sustainability targets

Chief Executive and Management Team
The Chief Executive has responsibility for implementation of the Group's sustainability strategy, including people, culture and climate change risks and opportunities, with support from the executive management team

Group Executive Sustainability Committee (GESC)
Focused on the holistic assessment of sustainability matters, including climate change, that are material to the Group. Chaired from February 2023 by CFO. Members include asset manager CEO, CRCO, CHRO, and Strategic Business Group CEO

Group Investment Committee (GIC)
Oversees Group-wide investment performance and risk exposures, including those impacting policyholders. Members include CIO, Chief Financial and Sustainability Risk Officer, Chief Performance Officer, and Chief Actuary

Group Sustainable Finance Council
Sub-committee of GIC, conducts technical review of sustainable finance | Chaired by Group Chief Sustainability Officer

Local business units
Support the implementation of the Group's sustainability strategy, including climate change risks and opportunities

Sustainability continued

Materiality assessment

To deliver sustainable value in the long term, we need to align our business and impacts with our shareholder and stakeholder expectations. Our in-depth materiality assessment in 2022 included a structured stakeholder engagement that gathered feedback from various stakeholder groups, and examined the impacts, risks and opportunities of different sustainability issues towards our business. In 2024, we analysed external trends and engaged with stakeholders to identify any new sustainability issues that may be relevant to our business. Overall, we concluded that the 2022 assessment's findings remained broadly in line with our stakeholders' expectations, and we plan to conduct the next in-depth materiality assessment in 2025.

1 Identify and define material topics

Our list of material topics is drawn from prior material topics, HKEX and SASB requirements, and peer reviews. We reviewed the list of 21 topics from 2022 and they were confirmed to be relevant.

2 Prioritise topics based on stakeholder views

Prioritisation was based on the formal assessment carried out in 2022, which took into consideration normal-course interaction with stakeholders, and through formal ESG surveys with nearly 1,000 customers, more than 1,000 employees, and over 7,000 agency distributors. Our priorities remain consistent in 2024.

3 Analyse and evaluate

We analysed and evaluated the 2022 outcomes and concluded that the topics continued to be of relevance to us as a business and remained important key areas of concern for our stakeholders.

4 Validation and approval by senior management

The final step of our materiality assessment involved getting validation and approval from senior management through the governance of our sustainability-related committees.



Materiality matrix

Our materiality assessment identified 21 topics and ranked them as either high, medium or emerging priority. The topics are mapped according to their importance to our stakeholders and Prudential's business and their impact on the economy, environment and society. Our high-priority material topics remain consistent with our findings in 2022: responsible investment, fair treatment of customers, customer satisfaction, inclusive products and services, digital health innovation, climate change, privacy and data protection, ethics and responsible business practices, corporate governance and diversity, inclusion and belonging. These are areas where we believe our efforts can contribute to a more sustainable future.


E Environmental
S Social
G Governance
High
Emerging
Influence on stakeholder assessments and decisions
Workplace health and safety
Responsible environmental practices
Inclusive products and services
Customer satisfaction
Responsible investment
Fair treatment of customers
Training and development
Financial literacy
Climate change
Digital health innovation
Privacy and data protection
Ethics and responsible business practices
Employment, recruitment and rewards
Diversity, inclusion and belonging
Corporate governance
Community engagement and investment
Responsible procurement practices
Volunteerism
Labour rights
Anti-bribery and corruption
Biodiversity and nature-based considerations
Emerging
High
Significance of Prudential's economic, environmental and social impact

Sustainability continued

Understanding our impact
Stakeholder engagement

In 2024, we continued our dialogue with key stakeholder groups across our major markets. Their key topics of interest, which are illustrated in the adjacent table, remained materially similar to those of previous years. We plan to expand our stakeholder engagement exercise, together with our comprehensive materiality reassessment, in 2025.


Investors

Mode of engagement
– Regular meetings
– Investor conferences

Topics of interest or concern where indicated by the stakeholder group
– Climate change
– Responsible investment
– Inclusive products and services
– Diversity, inclusion and belonging
– Fair treatment of customers


Rating agencies

Mode of engagement
– Annual meetings

Topics of interest or concern where indicated by the stakeholder group
– Climate change
– Inclusive products and services
– Responsible investment
– Diversity, inclusion and belonging
– Data privacy and cyber security


Customers

Mode of engagement
– Contact centres
– Focus groups
– Customer survey

Topics of interest or concern where indicated by the stakeholder group
– Fair treatment of customers
– Privacy and data protection
– Responsible investment
– Customer satisfaction
– Financial literacy


Employees

Mode of engagement
– Employee sustainability engagements
– Employee engagement surveys

Topics of interest or concern where indicated by the stakeholder group
– Digital health innovation
– Inclusive products and services
– Customer satisfaction
– Fair treatment of customers
– Climate change


Agency distributors

Mode of engagement
– Agency distributor survey

Topics of interest or concern where indicated by the stakeholder group
– Digital health innovation
– Inclusive products and services
– Customer satisfaction
– Fair treatment of customers
– Climate change


Governments and regulators

Mode of engagement
– Roundtables
– Consultations
– Public events
– Regulatory colleges
– Regular meetings (direct and indirect, eg with sector-wide/industry bodies)

Topics of interest or concern where indicated by the stakeholder group
– Access to healthcare and insurance
– Responsible investment
– Digital health innovation
– Privacy and data protection
– Climate change

Peers and other financial institutions

Mode of engagement
– Net Zero Asset Owners Alliance (NZAOA)
– Just Energy Transition Partnership (JETP) Vietnam
– Hong Kong Green Finance Association (HKGFA)
– The Hong Kong Federation of Insurers (HKFI);
– Hong Kong Institute of Certified Public Accountants (HKICPA)

Topics of interest or concern where indicated by the stakeholder group
– Climate change
– Responsible investment
– Responsible environmental practices


Simple and accessible health and financial protection
page 110


Responsible investment
page 112


Sustainable business
page 116

Further information on stakeholder engagement can be found in Section 172 Statement on page 89.

Our approach to sustainability reporting

We have observed our obligations under: (i) sections 414CA and 414CB of the UK Companies Act 2006; (ii) the UK's Financial Conduct Authority's Listing Rules in respect of climate-related disclosures; and (iii) the ESG Reporting Code contained in Appendix C2 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (HKEX). The HKEX sets out five reporting principles, which we have addressed as follows:

Materiality	The process of materiality assessment and stakeholder engagement is outlined in the 'Materiality assessment' section above.
Quantitative	Consistent with previous years, metrics have been provided in compliance with the HKEX requirements and voluntary adoption of the SASB Insurance Standard. An index to this report covers HKEX and SASB insurance requirements.
Consistency	The FY24 report is consistent with the FY23 report to support compatibility.
Balance	We have endeavoured to provide an unbiased account of our performance and to use objective presentation formats.
Reporting boundary	Consistent with previous years, the scope of the report and data therein is available in the Basis of Reporting and excludes joint venture partnerships notably our joint ventures in India and China and the Takaful business in Malaysia, unless otherwise stated.

We have made disclosures consistent with the TCFD recommendations and recommended disclosures (see TCFD index in this Annual Report). In line with our 'comply or explain' obligation under the UK's Financial Conduct Authority's Listing Rules, we can confirm that we have made disclosures consistent with the TCFD recommendations and recommended disclosures in this Annual Report. Our TCFD disclosures also meet the climate-related financial disclosure requirements contained in section 414CB of the Companies Act 2006. We recognise that both the UK and Hong Kong are transitioning from TCFD towards the IFRS Sustainability Disclosure Standards issued by the ISSB. As such, we are actively working towards disclosing information in line with these requirements once they are in force.

In 2024, Prudential continued participating in the Climate Change questionnaire of CDP, scoring C (2023: B).

In line with HKEX guidance, the Group has sought limited assurance on select indicators covering Scope 1, Scope 2 and Scope 3 financed emissions, community investment cash contributions and employee diversity as per the prior year. We appointed EY LLP (EY) to provide limited independent assurance over these. EY is also the Group's external auditor in FY2024.

Launching our Financing the Transition (FTT) Framework

We believe Prudential's role in protecting more lives and channelling funds towards the green transition of businesses in a manner consistent with our fiduciary duties, is becoming increasingly important. At the same time, we are aware of the lack of a universally accepted definition for financing the shift from brown (high-carbon) to green (low-carbon) projects. This stems from the complexity of defining transition financing and the lack of harmonised frameworks and taxonomies that also accommodate for the slower rate of decarbonisation in emerging markets as recognised in the Paris Agreement.

In 2024, we launched our framework for FTT, which outlines our criteria and evaluation process for classifying investments that aid in the brown-to-green transition, with a particular focus in emerging markets where we operate. As a responsible investor, we recognise the importance of having clearly defined oversight procedures in place and transition finance criteria for investments. To this end, we have a dual governance process. The first part ensures we adhere to our fiduciary duties: among others, all FTT investments need to meet our regular risk/return requirements, provide enough diversification and fit within our Strategic Asset Allocation approach. The second governance process ensures alignment with our well-defined criteria and are indeed contributing to a low-carbon transition. This involves a three-level evaluation process, where we first determine the alignment of the eligible investments with our Group Responsible Investment Policy. The second step is to evaluate alignment with our FTT categories, ensuring that investments are directed towards climate mitigation, adaptation and resilience. Our final steps ensures that investments demonstrate their purpose in financing the transition and report on their progress.

Investing in carbon-intensive or fossil-fuel reliant companies that align with our FTT Framework coupled with actively engaging with them on their decarbonisation journey ensures we reduce global carbon emissions while fostering sustainable economic growth in emerging and developing countries. We will continue to assess and develop our framework as the market evolves so that it stays aligned with global framework development.

For further information, please refer to Financing the Transition (FTT) Framework

Further climate-related information in this report

Responsible investment information, page 112
Environmental metrics, page 117
TCFD disclosures, page 123
TCFD reference tables, page 142

Sustainability continued

   

Simple and accessible health and financial protection

At Prudential, we are exploring more simple, accessible and affordable financial and health solutions that cater to wider population segments, tailoring to local needs. In 2024, we developed a Group-wide Inclusive Insurance Framework, to guide and support our local businesses' efforts to increase insurance penetration. This framework captured learnings across markets and provided a strategic structure with guidance to identify, run pilots and scale commercially viable products that are more accessible for uninsured or underinsured segments of the population. Digital innovations and strategic partnerships like telemedicine platforms and mobile applications are opening doors to healthcare access, offering practical and convenient solutions to those who need it most.

As Prudential continues to adapt to evolving societal and environmental challenges, we are strengthening business resilience and long-term value. By expanding access to insurance in a financially sustainable way, we can look to capture new growth opportunities, mitigate systemic risks, and protect long-term shareholder returns.

Inclusive Insurance Framework
developed to guide and support our local businesses' efforts to increase insurance penetration

2.8+ million
students reached and 87,400 teachers trained globally by Cha-Ching since 2016

$12.5 million
spent on community investment

19,800
employees volunteering hours

Powerful AI tool, MedLM,
launched to expedite customer claims

Developing inclusive offerings

Across our markets, millions remain without financial protection, not due to a lack of need, but because of affordability and access barriers. The health protection and savings gap across our markets is estimated at $1.8 trillion[1], highlighting the vast number of people who lack sufficient access to insurance and health coverage. The development of our Group-wide Inclusive Insurance Framework provides the structure to innovate in product design, cost efficiency and partnerships, helping to overcome affordability and accessibility challenges while ensuring financial sustainability. This would allow us to reach new customer segments and support long-term growth in emerging markets.

In Malaysia, PRUKasih Aman, launched in 2022, provides financial relief to urban low-income families to cope with sudden loss of income due to accident, illness or death. Other initiatives like PRUHealth Cancer ReCover in Hong Kong. designed to provide protection to people who have recovered from cancer or carcinoma-in-situ, and PRUHealth FamLove in the Philippines, which supports non traditional family structures, are helping us lay a strong foundation for inclusive products we hope to expand across Asia and Africa.

For more information, please refer to the Sustainable and inclusive insurance offerings section of the Sustainability report

Delivering partnerships and digital innovation for better health outcomes

Prioritising our role as a trusted partner in our customers' life and healthcare journeys, we are transforming our health business model across all markets to achieve operational efficiency and economies of scale through digital innovation and strategic partnerships. We are also increasing our involvement in the customer's healthcare journey through digital integration with preferred partners across the healthcare spectrum. As technology continues to disrupt the financial services industry, we aim to harness its potential to expedite and enhance our services – such as with telemedicine – and improve customer experiences to help them achieve optimal health and financial protection outcomes.

We partnered with leading healthcare providers in Singapore on PRUPanel Connect to offer access to the Mental Wellness Programme (MWP) and other healthcare services at preferential rates. Alongside Safaricom, Kenya's leading telecommunications company, we launched M-PESA Ratiba, which integrates insurance into mobile money platforms, increasing convenience for customers. In Malaysia and Singapore, we launched MedLM, a clinical large language model developed by Google, which is expediting claims' review and increasing accuracy of decision processes, thereby enhancing customer experiences. These efforts underscore our commitment to providing comprehensive and accessible healthcare services to all our customers.

For more information, please refer to the Delivering partnerships and digital innovation for better health outcomes section of the Sustainability report

[1] Swiss Re Institute: The health protection gap in Asia, October 2018.

Building resilient communities through community investments

Our philanthropic community investment arm, Prudence Foundation, continues to make significant progress in its mission to build resilient communities. In 2024, Prudence embarked on a strategy review to ensure our focus areas stay relevant and deliver real-world impact and long-term value for every life, for every future.

Prudential invested $12.5 million in community engagement initiatives during 2024, a 3.8 per cent decrease from $13.0 million in 2023. The total figure has been calculated to include cash donations to charities as well as spending on community initiatives in partnership with NGOs, non-profits, social enterprises and other third parties. Our employees continued to support a range of meaningful causes by actively engaging in various community programmes and contributed approximately 19,800 hours of volunteer service this year.

For more information, please see the Building resilient communities section of the Sustainability report.

$12.5million

invested in community programmes during 2024



Sustainability continued

  

Responsible investment

Efforts by global asset managers to decarbonise their portfolios can have unintended ripple effects on vulnerable communities in Asia and Africa. When investors divest entirely from high-emission sectors in emerging markets, the consequences can be profound: job losses, shrinking industries and economic instability. Besides, time is running out and as the opportunity to achieve net zero narrows, vulnerable communities continue to face disproportionate risks from the physical impacts of climate change. A truly sustainable transition must address these complex dilemmas and ensure no one is left behind.

As a long-term investor and steward of our policyholders' assets, we have a responsibility to take all financially material risks into consideration when we make investment decisions on our policyholder's behalf. These risks include sustainability risks, with climate being one of the most significant financial risks for our investment portfolio. We, therefore, integrate sustainability considerations into all stages of our investment process. We continue navigating the complexities of investing in emerging markets while reducing the weighted average carbon intensity (WACI) of our investment portfolio with 55 per cent by 2030.

As emerging markets grow and prosper, so too does the demand for health and financial protection, fostering a positive cycle that benefits individuals, businesses and communities alike. By continuing to invest in and advocate for emerging markets, Prudential aims to play a leading role in funding a just and inclusive transition for Asia and Africa.

More than

$1 billion

committed as of 31 December 2024, through our FTT Framework

The anchor investor of the iShares MSCI Asia ex-Japan

Climate Action ETF

The ETF's total AUM has grown to $1.22 billion as of year-end 2024

54%

reduction in WACI of our investment portfolio since 2019 baseline

91%

of Eastspring's international funds (SICAV) received EU SFDR Article 8 status

Eastspring conducted a total of

915

engagements with our portfolio

Financing a just and inclusive transition

With our commitment to become a net zero asset owner by 2050, we aim to direct more investments towards low-carbon or transition activities and projects in Asia and Africa while meeting our fiduciary duties to our shareholders and customers. At the same time, we recognise the challenges these developing and emerging markets face in terms of decoupling their economic growth away from fossil fuel and carbon-intensive industries.

We have integrated flexibility with regards to emerging markets into our investment strategy under our FTT Framework. We believe this is a critical component that aligns with the needs and policy focus in our markets to shift to low-carbon economies that are inclusive and equitable, where no country or community is left behind. This approach is also aligned with the direction of our internal FTT investment target by 2030. As a broad investment approach, we propose that capital market portfolios factor in adequate market inclusivity of eligible issuers across markets and sectors. Given the high reliance on fossil fuels in emerging markets, we also allow investments in selected high-emission sectors if a clear and robust transition plan or emissions reduction pathway can be demonstrated.

As of 31 Dec 2024, through our FTT Framework, we have committed over $1 billion in financing the transition investments, including $200 million as a founding investor in Brookfield Asset Management's Catalytic Transition Fund (BAM CTF). A blended finance vehicle, it combines both private and public sector funds and is focused on directing capital into clean energy and transition assets in emerging markets. Additionally, we have committed up to $150 million in a climate-focused fund managed by KKR, aimed at making infrastructure equity investments in Asia focused on energy transition, aiding in climate adaptation, climate mitigation and the brown-to-green transition.

54%

reduction in weighted average carbon intensity (WACI) of our investment portfolio in 2024, compared to our 2019 baseline

Decarbonising our portfolio

Regional challenges play a key role in helping us identify the right investment opportunities and they can range from reducing socioeconomic inequalities to biodiversity and nature impacts. We recognise that climate change and resilience remains a pressing challenge in most of the regions we operate in. Hence, we are actively working towards ensuring that companies and projects to which we direct funds to have in place robust decarbonisation plans, both in the short term and long term.

We keep track of the progress of our decarbonisation efforts and strongly advocate for the improvement of data visibility and coverage across our portfolio companies so that we can more accurately measure and manage the impact of our investments. From 2023 to 2024, we have observed a decrease in 54 per cent of our WACI (compared to our 2019 baseline). However, between 2023 and 2024, our absolute financed emissions have increased by 51 per cent. This is attributed directly to the growth in our assets under management in this period, as well as the increase in data coverage of the carbon emissions of the investment portfolio companies, from 69 per cent in 2023 to 80 per cent this year. We view our higher data coverage as a positive development. Despite it resulting in higher emissions, it demonstrates our portfolio companies' growing focus on climate disclosures, and an overall enhanced maturity of sustainability practices across the markets in which we operate.

Absolute financed emissions versus WACI for our portfolio between 2019–2024





- 🟩 Absolute emissions (1,000 tonnes CO_2e)
- ⬛ WACI (tonnes of CO_2e per million $ revenue)
- 🟧 Data coverage

*No absolute financed emissions data on our portfolio was available for 2019.
**Data was not independently assured by external party in 2020.

While we are committed to decarbonising our portfolio, we recognise that the FTT Framework impacts emissions and our exposure to emerging markets means that reducing WACI would not be straightforward. Factors like inflation, increased emissions data and changes in our assets may cause WACI fluctuations. Thus, we do not expect our decarbonisation progress to be linear and do not rely solely on WACI as an indicator of our progress. We are confident in our ability to manage the WACI fluctuations while staying focused on our net zero goals.

Sustainability continued

Mainstreaming responsible investments in emerging markets

Market influence

As many ESG risks are systemic, a multi-factor approach is needed to address these challenges. Our approach on market influence includes numerous parties: from the companies we invest in, to the asset managers we work with, and the local policymakers we speak to. As an active member of global initiatives such as the Just Energy Transition Partnership (JETP), we continue to contribute by providing a voice as a financial institution and life insurer to advocate for the climate transition on behalf of both the developed and emerging markets across Asia and Africa.

Access a deep-dive into our stewardship approach here, which includes our approach on engaging corporates, asset managers and policymakers, with a focus on emerging markets.

Corporate engagement strategy

We have committed to engage with companies responsible for at least 65 per cent of our financed emissions, which is in line with the recommendations of the Net Zero Asset Owners Alliance (NZAOA), of which Prudential is a member. In 2024, our asset manager Eastspring Investments directly engaged with more than a hundred companies, nearly 60 per cent of which engaged in prior years. Many are based in emerging markets and fulfil the basic criteria of target setting to reduce carbon emissions and articulating a decarbonisation strategy.

For more details, see Eastspring's Responsible Investment approach

Voting to drive change

Voting is a crucial element of being an active shareholder and an important opportunity to influence a company. Eastspring's voting and engagement activities are closely aligned when seeking to change a company's actions or approach.

Eastspring engages Institutional Shareholder Services (ISS), a fellow signatory to the United Nations-supported Principles for Responsible Investment (PRI), to provide administrative assistance in connection with voting proxies. These services include vote processing and recommendations.

Eastspring independently evaluates these recommendations and determines whether to follow them or vote differently. Prioritising shareholders' long-term interests, Eastspring does not always back company management and may occasionally vote against them. In 2024, Eastspring voted on 99.3 per cent of proxy votes in which it was eligible to vote. Eastspring voted with management recommendations on 89.4 per cent of these and voted against management recommendations on 10.6 per cent of these.

Responsible investment governance

To oversee our responsible investment activities and monitor our progress towards our commitments, we have established a robust governance framework, as detailed below.

Board Committee

Sustainability Committee

The purpose of the Committee is to assist the Board in providing leadership, direction and oversight of the Group's sustainability strategy, which includes responsible investment (RI)

Management committees

Group Investment Committee

– Operational responsibility for oversight of RI activities and commitments.
– Approval of the Group Investment Policy, the Group RI Standards, and Group RI Fund Standards.

Group Executive Sustainability Committee

– Oversees the implementation of the sustainability strategy (which includes RI) at Group and business unit level.

Group Sustainable Finance Council

– Ensure transparency in sustainable finance definitions and qualify investments based on these definitions
– Approval of RI ILP exemptions, FTT investments, and exemptions to the coal divestment policy

Responsible investment approach

ESG considerations are increasingly important elements of sound investment practices. By applying our Responsible Investment Policy, we manage ESG risks as part of our strategy to achieve long-term returns on assets.

Our responsible investment strategy outlines six key approaches to leverage our influence for driving positive real-world impacts. For further details, refer to our Responsible Investment Policy, which provides clear criteria for screening investment portfolios, identifying and assessing sustainability-related risks, and ongoing corporate engagement processes. We have set out criteria for excluding companies involved in certain activities, in order to better address priority themes like decarbonisation, human rights and biodiversity.

For more details, see Eastspring's Responsible Investment approach.



Integrating ESG throughout the investment process

1 Asset allocation

Prudential integrates climate considerations into the strategic asset allocation (SAA) process through adopting ESG benchmarks for select markets, using climate-informed capital market assumptions, and testing for the impact of the SAA on the WACI in the asset-liability management (ALM) process.

For example, Prudential Hong Kong, Singapore and Taiwan adopt the MSCI ESG Enhanced Focus CTB (Climate Transition Benchmark) indices for the more mature ESG markets of Europe and United States.



2 Manager selection

Prudential has integrated ESG considerations into its fund manager screening, due diligence, selection and ongoing monitoring processes to ensure underlying managers are aligned to our Group Responsible Investment requirements.



3 Portfolio management

Eastspring uses ESG ratings to gain a better understanding of the ESG risks facing a particular country, sector or company. Potential biases and limitations specific to particular ESG ratings are acknowledged and qualified to ensure investment teams focus on how sustainability risks might impact returns rather than taking rating agency conclusions at face value.



4 Risk management

The Group Responsible Investment Policy supports our efforts to manage and mitigate the environmental, social and governance-related risks of our investment assets. This approach is consistent with our established risk management framework that embeds risk considerations in first-line policies.

Nature-related impacts and dependencies

While climate change is one of the most pressing global challenges of our times, we recognise that it is part of a larger feedback loop, impacting our ecosystems and natural surroundings. At Prudential, we have been taking our first steps towards formulating our overarching approach towards nature and biodiversity and determining our material dependencies and impacts on this topic as a life and health insurer as well as an asset manager in the following ways:

- Thought leadership**:** We have been participating in working groups and public policy consultations on nature and biodiversity, and joining the Singapore Sustainable Finance Association's Natural Capital and Biodiversity Workstream[1], where we work towards enhancing nature-related financing and investing together with our peers in the financial services sector. Eastspring is a member of the United Nations Principles for Responsible Investing (UNPRI) Nature Stewardship Advisory Committee, where we provide our insights and advice on the direction of the industry on nature-related topics.
- Managing biodiversity impacts on our investment portfolio: Across our business lines, we believe that biodiversity and nature impacts affect our investment portfolio the most, due to the risks we are exposed to through our investees. We aim to define and monitor a range of different metrics related to biodiversity, ensuring we manage our exposure to these risks through high-impact investees and harness any nature-based solutions and related opportunities to build resilience in the communities that we serve.

Looking ahead, we plan to deepen the integration of biodiversity and nature-related factors within our investment and engagement processes, by adopting a stewardship approach. This involves actively working with our asset managers to in turn work with investees on material biodiversity issues. We also aim to widen our collaborations with financial institutions, pooling expert resources and leveraging our synergies to champion change across different industries in the markets we operate in.

Find out more in the Responsible investment section of our Sustainability report

[1] Singapore Sustainable Finance Association (SSFA) kicked off its Natural Capital & Biodiversity Workstream

Sustainability continued

   

Sustainable business

Our people are at the heart of our sustainability journey. Attracting talent, building a culture of high-performance and diversity of thinking are important attributes to better serve our diverse customer segments across multiple countries in Asia and Africa. We continue to foster a culture of belonging, talent vitality, capability building and meritocracy by supporting professional development and implementing targeted programmes that promote talent and foster an equitable workplace. This is supported by the launch of our sustainability curriculum that aims to integrate a common understanding of our sustainability approach at Prudential, and how strategy impacts sustainable operations.

Establishing sustainable operations and value chains enables us to set a strong internal foundation for our sustainability commitments while leveraging our global footprint to make a positive difference across our markets. Harnessing thought leadership allows Prudential to convene like-minded partners and advocate together for systemic solutions to global challenges. Sustainability is not an isolated initiative. It underpins our strategy, decisions and actions, managing emerging risks, building long-term resilience for Prudential and delivering real-world impact and value.

49%
decrease in global absolute Scope 1 and 2 (market-based) greenhouse gas (GHG) emissions compared to 2023

58%
of our global annual energy use is covered by renewable energy contracts

Launched inaugural Sustainability in Action Week with

4,300
viewership in Asia and Africa

Increased target of women in our Group Leadership Team by end of 2027 to

42%
In 2024, Prudential reached 37%

Establishing sustainable operations and value chain

Responsible environmental practices

To contribute to our markets' long-term sustainability and net zero transition, we are committed to minimising our environmental footprint. By closely monitoring our environmental performance, we gain insights into our impact and can implement necessary improvements.

Our strategy for managing our property footprint is in line with our Sustainability Policy. This policy encompasses adherence to environmental laws and regulations concerning emissions, energy use, water consumption, waste management, supply chain sustainability and the integration of risk management principles in all property-related activities. We incurred no fines or regulatory actions for environmental incidents during the year.

Our global absolute Scope 1 and 2 (market-based) greenhouse gas (GHG) emissions were 7,335 tCO_2e, down 49 per cent from 2023. Electricity use in our buildings is the largest contributor to our operational emissions at 5,773 tCO_2e (market-based), making up 79 per cent of our total Scope 1 and 2 emissions.

Our Scope 1 emissions were 1,562 tCO_2e, down 26 per cent from 2023. The reduction in Scope 1 emissions is primarily due to improvements by our local African businesses in the processes and granularity of their vehicle emissions data collection approach, enabling us to appropriately categorise the emissions. The reduction in Scope 2 (market based) can be attributed to operational energy reduction measures and renewable energy procurement.

Upstream Scope 3[#] emissions notably increased from 2023, due to more granular reporting. Our enhanced accuracy in data separation related to our company fleet has resulted in a greater proportion of vehicle emissions being allocated from Scope 1 to Scope 3. In 2024, we have also enhanced our reporting in fuel and energy-related activities (FERA) emissions, to include life cycle upstream factors related to our electricity consumption. Finally, we have also improved our reporting for water, which now covers emissions associated with both supply and treatment. In 2024, business travel contributed 12,959 tCO_2e, with waste, water and FERA emissions contributing a further 4,336 tCO_2e. Air travel emissions have remained broadly the same as last year.

While we have concentrated on actions to reduce our electricity consumption, we acknowledge that developing renewable energy is vital for companies to decarbonise their operations.

We have green tariff and renewable energy and now we have contracts covering 58 per cent of our global annual electricity use, including agreements in the UK, Malaysia, Hong Kong and Indonesia. These agreements are through International Renewable Energy Certificates (I-RECs) programmes, and our ambition is to further enhance our reliance on renewable energy initiatives and to advocate for these programmes through collaborations with our utility providers and those in which we invest.

Read more in the Responsible environmental practices section of our Sustainability report.

[#]Scope 3 – including only emissions associated with fuel- and energy-related activities, waste generated in operations, water and business travel, excluding category 15.

Responsible procurement practices

We consider responsible procurement practices and oversight of our supply chain to be an important aspect of our good governance and responsible business practices within our broader sustainability strategy. Our Group Third Party Supply and Outsourcing (GTPSO) Policy forms part of our Group Governance Manual (GGM) and is a core part of our system of governance. The policy sets out our position on supply chain management, outlining our approach to due diligence, selection criteria, contractual requirements and ongoing monitoring of our supplier relationships.

The GTPSO Policy ensures all third parties go through a consistent onboarding process and are subject to standardised monitoring and oversight activities. New changes to the GTPSO Policy took effect on 1 January 2024, introducing an updated third-party risk assessment methodology that is clearer in identifying elevated third-party risks and strengthens risk monitoring and remediation processes. It also clarifies the roles and responsibilities of business contract owners across the company.

Read more in the Responsible procurement practices section of our Sustainability report

Responsible working practices and health and safety procedures

Our Group Resilience Policy delivers a comprehensive, risk-based, health and safety management framework. The framework establishes management systems and standards for delivering a safe working environment for all our employees across all our business units and prioritises preventing work-related ill-health and injury while controlling exposure of our employees, contractors, visitors and anyone impacted by our operations to workplace health and safety hazards and risks. We strive to ensure that our health and safety management processes not only comply with regulatory and statutory requirements but also adhere to best practices whenever possible.

Read more in the Responsible working practices and health and safety procedures section of our Sustainability report

Digital responsibility

Technology is a key enabler for all three strategic business pillars: enhancing customer experiences, powering our distribution with technology and transforming the health business model. We are making good progress transforming our technology and data platforms and using AI to generate commercial value.

Sustainability continued

Security metrics

Cyber security incidents

	2024	2023
Total number of incidents escalated[†] to the Security Incident Response Team (SIRT)	**25**	76[^]
Number of incidents confirmed‡ by the SIRT	**9**	3
Number of incidents related to ransomware	**0**	1

[†] Total incidents reported by employees to the Security Operations Centre
‡ Total incidents confirmed by the Security Operations Centre
^Prior period figures restated

The number of escalated security incidents reduced but the number of confirmed security incidents increased in 2024; in addition, the general severity of the confirmed incidents is lower compared to 2023. Factors such as enhanced threat detection and improved incident response capabilities were vital to achieving such results.

Data privacy breach metrics

	2024	2023
Total number of (privacy) data breaches	**26**[^]	22
Total number of (privacy) data breaches involving health information	**2**	2
Total number of customers and employees affected by Company's data breaches	**313,578**	2,087,219[‡]
Total number of customers and employees affected by Company's data breaches involving health information	**42**	391

[‡] This significant decrease is attributed to two specific incidents in 2023: a) The MOVEit software data breach, publicly disclosed in June 2023, resulted in the compromise of 2,023,314 records within Malaysia's life entity; and b) 59,000 records were affected in an incident where a vendor sent information belonging to one Prudential business to another Prudential business.
^ One incident affected both PLAI and PLSA.

The top three data breaches were related to: (i) data disclosed to incorrect recipient caused by staff human error; (ii) system fault/ deduplication error/information right misconfiguration (document available to non-servicing agent); and (iii) agent human error. Compared to 2023, the total number of data breaches and breaches involving sensitive personal information has slightly increased. However, the total number of customers and employees affected by the company's data breaches has significantly declined.

Prudential's privacy controls continue to be effective especially following the enhancement in terms of managing employees and vendors, which was a key initiative in 2024. The enhancement will continue into 2025 to reduce risk caused by human error, which is still a major cause for data incidents. Regular internal and external privacy and security maturity assessments and audits are carried out as required, and we work closely with regulators to ensure this is achieved effectively. We regularly scan our external environment for vulnerabilities, and all public-facing applications undergo penetration testing and vulnerability assessments before they are launched.

Privacy

Prudential must comply with multiple privacy laws and manage emerging regulations or enhancements, for example:

1. Vietnam is actively working on its Draft Personal Data Protection Law (PDPL), expected to be adopted by May 2025, with a tentative entry into force in January 2026.
2. The Indonesia Personal Data Protection Act was enacted in October 2022, with a two-year transition period, and its provisions took full effect in October 2024. The Indonesian government is still in the process of establishing PDA Authority and finalising the Government Regulation draft on Personal Data Protection as Personal Data Protection Law implementing guideline, which is anticipated to be issued in the foreseeable future.
3. Malaysia's revised privacy law, the Personal Data Protection (Amendment) Bill 2024, was passed in July 2024 (pending Royal assent).

A key focus in 2024 was to further embed privacy principles across the Group. We trained our colleagues to enhance their skills and competency, standardised our privacy manager's roles and responsibilities and conducted privacy gap remediation. We assisted our local businesses to comply with new or revised privacy laws, building technical capabilities and enhancing our privacy processes on employee and vendor controls.

The Group Privacy Office works closely with privacy officers across Asia and Africa to offer guidance on ongoing privacy compliance, as well as providing a point of escalation for resolving data privacy issues. Monthly privacy roundtables with all privacy teams across different entities in the Group are held to ensure sufficient supervision of the local entities and share privacy knowledge and updates across the Group. In 2024, the continued monitoring of privacy-by-design/ default controls via our privacy impact assessment and incident management metrics demonstrated that our controls are effective.

Create an environment where talent thrives and powers growth

Strategic goals



Culture
A winning spirit that is customer-led and performance-driven



Capability
Unparalleled capabilities in distribution, customer and health

Priorities



Talent vitality
A robust succession pipeline and dynamic talent marketplace

Values-driven leadership	Strategic capability acquisition	Succession
Belonging	Talent and leadership acceleration	Mobility
Employee experience	Learning academies	Diversity

Performance and rewards · People insights and processes

Our employees are vital to our ongoing success. They seek to be part of a socially responsible organisation that operates with a strong sense of purpose, where they can build fulfilling careers and feel a sense of belonging. To attract and retain talented individuals for both current and future business needs, we are enhancing our focus on rewarding high performance and providing an exceptional employee experience.

Our leadership team is guided by core values that nurture a culture aligned with our organisational vision. We emphasise the importance of placing our people and customers at the centre of our operations as a key strategy for achieving success.

We are committed to further investing in the development of our workforce capabilities. This will involve strategic talent acquisition and internal talent development initiatives aimed at building essential skills that align with our company purpose and strategic objectives, including a focus on sustainability skills.

A robust succession pipeline and dynamic talent marketplace are essential components for building the resilience and sustainability of our business. By proactively identifying and developing future leaders within the company, we ensure a seamless transition of knowledge and skills, reducing operational disruptions. We encourage employees to explore internal opportunities for career growth while attracting external talent. Our goal is to support a diverse workforce with an inclusive mindset, fostering mutual respect and collective success.

Empowering our people

We are cultivating a culture rooted in our values to foster a strong sense of belonging for everyone. By investing in capability development and the vitality of our workforce, we empower our people to achieve long-term performance and create real-world impact – all while embedding sustainability into every aspect of how we deliver value.

Embedding sustainability

It is our employees who bring our sustainability strategy to life, turning commitments into actions that create real-world impact. However, integrating sustainability is not a one-size-fits-all journey. Each of our business units operates in unique markets and are at different stages of embedding sustainability into their day-to-day actions. To address this, in 2024, we introduced a cornerstone training programme: Sustainability 101 (SUST101), which is available to all staff and a requirement for people managers.

Designed to maximise interactivity, it incorporates real-world scenarios and case studies to illustrate complex concepts and connect them to everyday decisions. By equipping our people managers with the tools to lead with sustainability, we are fostering a culture where every employee understands their role in creating a more inclusive, resilient and sustainable future.

Find out more in the Empowering our people section of our Sustainability report.

Sustainability continued

Culture

To embed the organisation values, we have enhanced our performance and reward management approach to drive equal emphasis on WHAT (Business KPIs) and HOW (Value and behaviours). The PruWay defines our ways of working with one another and delivering value for all our stakeholders – our people, our customers, our shareholders and our communities.

Across our businesses, we have worked diligently to communicate our PruWay values through a variety of channels to reinforce our values to our employees. We have further integrated the expectation of leadership behaviours that exemplify the PruWay into the core design of our training and leadership development programmes under the Leadership Academy, Leadership Excellence At Prudential (LEAP), and READY-TO-LEAP, tailored for our leadership team and people managers, respectively.

An equitable and meritocratic workplace where talent thrives

Fostering an environment where every individual feels a genuine sense of belonging enhances employee engagement and strengthens collaborative problem-solving. This, in turn, drives fresh approaches to serving customers, developing new insurance offerings and building sustainable relationship. Our Global Diversity and Inclusion (D&I) Council ensures that local insights feed into Group-wide decisions, and that our peoples' voices are heard at every level. By aligning principles of employee empowerment, transparency, meritocracy and community building with broader business objectives, we strive to hire the best talent and create a culture where all employees can thrive.

While we have set long-term targets that reflect the breadth of talent in the markets we serve, decisions about hiring and promotion at Prudential are based first and foremost on merit. We are refreshing our D&I strategy to ensure continuous alignment with business priorities, building a more equitable working environment, where diversity of thought is celebrated.

The tables below provide an overview of our workforce composition in 2024.

	Workforce composition**		
	2024*	2023	% change
Female	**8,863.8**	8,713.2	2 %
Male	**6,574.7**	6,541.3	1 %
Other^	**17.0**	3.0	467 %
Total	**15,455.5**	15,257.5	1 %

* Within the scope of EY assurance – see <u>Basis of Reporting</u>.
^ Includes workforce who prefer non-disclosure or gender neutral.
** Workforce composition is reported as full-time equivalent (FTE), while leadership composition is reported as headcount to align with internal data definition.

		Leadership composition**		
		2024*	2023	% change
Group Leadership Team (GLT)#	Female	**69**	65	6 %
	Male	**119**	121#	(2) %
Group Executive Committee (GEC)	Female	**3**	2	50 %
	Male	**7**	6	17 %
Executive Directors	Female	**0**	0	—
	Male	**1**	1	—
Chair & Independent Non-executive Directors	Female	**5**	5	—
	Male	**5**	5	—

GLT members hired by joint ventures are excluded.





To regularly gather feedback from employees and address emerging issues promptly, we began conducting shorter and more frequent employee engagement surveys last year. We have received consistently positive feedback across three main themes: pride in the company, flexible working arrangements and growth opportunities. Employees have expressed strong appreciation for the support they received from the company in addressing their priorities and challenges. Insights from the surveys are being integrated into our LEAP programmes and updated performance approach, PruPerform, to strengthen our PruManagers' understanding of their teams.

Capability

As we continue to improve our business delivery to customers and to address concerns of our stakeholders, we have established workstreams to assess our existing organisational and business capabilities and identify the gaps we need to bridge for our long-term success. We strive to equip our talents with the functional and technical skills necessary for what lies ahead. In 2024, we launched the PruAcademy as a centralised, single platform with a unified brand to support and enable all our employees with opportunities to grow professionally and deliver our strategy. The three distinct academies – Leadership Academy, #NextPrudential Academy and Functional Academy, focus on specific areas of capability building with various programmes and resources.

Talent vitality

Building a robust succession pipeline ensures availability of adequate depth and breadth of diverse leadership talent in the Group so as to power the growth for our strategic ambitions. We are focused on doing this for our CEOs and GLT members, while the Group Talent Council (GTC) holds the accountability for the development and regular review of the talent and succession agenda.

In 2024, we implemented a standardised approach called PruSuccess to make sure that there is a consistent way across the Group of identifying high potentials, reviewing their fit for the future and providing targeted development to build a renewable succession bench. Approximately 1,000 senior and mid-level leaders, comprising the GLT and their direct reports, were assessed using a research-based potential assessment tool. The GLT and their direct reports are thus offered specific opportunities to upskill themselves in various leadership areas through programmes like PruPerform, Elevate and #NextPrudential Academy.

Additionally, we want our people to be able to build long and rewarding careers at Prudential. Promoting internal global mobility is a key component of our commitment to fostering an environment where talented individuals can thrive.

Find out more in the Empowering our people section of our Sustainability report

Harnessing thought leadership to shape the agenda

At Prudential, thought leadership is about bringing peers and partners together to create meaningful change. By convening diverse stakeholders across Asia and Africa, we leverage our influence as a life and health insurer, asset owner and asset manager to drive collective action on relevant sustainability issues.

In 2024, we enhanced our partnerships with leading global organisations and industry bodies to tackle pressing challenges such as climate adaptation, financial inclusion and equitable health access. Our goal is to catalyse systemic change that extends beyond our immediate sphere of influence by further engaging with policymakers, regulators and peers.

Find out more in the Harnessing thought leadership to shape the agenda section of our Sustainability report

Sustainability continued



Good governance and responsible business practices

Corporate governance

Effective governance is fundamental to instilling accountability of the management to our stakeholders. Our business is overseen by strong governance from our Board of Directors and throughout our Group to our local business management structures. Led by the Chair, the Board is responsible for the overall leadership of the Group, to deliver long-term sustainable success for shareholders and contributing to wider society. At all levels of the Company, we recognise that managing our business responsibly is paramount, and we ensure that our people are clear about the standards of behaviour we expect and how these inform their work. We have clear policies and systems in place to ensure high standards on fundamental issues such as anti-bribery and corruption, fighting financial crime, responsible tax practices, our expectations of our suppliers, the upholding of human rights and supporting employee rights and wellbeing.

Our Group Governance Manual (GGM) sets out our framework for ethical business practices, governance, risk management and internal control. We run a comprehensive mandatory training programme for our employees and contingent workers across the Group that covers the key policies that are referenced in the Code of Conduct.

Prudential is committed to ensuring that slavery, human trafficking, child labour and any other form of human rights abuse have no place in our Group or in our supply chain of close to 7,569 direct suppliers globally. Our most recent Modern Slavery Transparency statement, issued in June 2024, we elaborated the steps we are taking to identify, monitor, report and proactively mitigate any modern slavery risks in our supply chain in support of the UK activities of Prudential Plc and its subsidiaries in scope of the UK Modern Slavery Act 2015. In 2024, our focus remained on increasing awareness and training for modern slavery and broader human rights issues within our supply chain across our procurement and risk teams in the Group.

It is the Group's policy neither to make donations to political parties nor to incur political expenditure, within the meaning of those expressions as defined in the United Kingdom Political Parties, Elections and Referendums Act 2000. The Group did not make any such donations or incur any such expenditure in 2024.

Meeting the changing needs of our customers

We focus on meeting our customers needs across different life stages, markets and personas and develop customised products and services to better serve them. We are pleased to see continuous improvement in our rNPS results; in 2024, five business units ranked in the top quartile and three business units moved up one quartile. Customer retention remained stable at 87 per cent in 2024 (86 per cent in 2023^).

Customer conduct principles: We treat customers fairly, honestly and with integrity; We provide and promote products and services that meet customer needs, are clearly explained and deliver real value; We maintain the confidentiality of our customer information; We provide and promote high standards of customer service; and We act fairly and promptly to address customer complaints and any errors we find.

^Prior period figures are restated.

Find out more in the Good governance and responsible business practices section of our Sustainability report

Managing climate-related risks and opportunities

TCFD disclosures:

We are committed to playing our part in the transition to a global low-carbon economy and the collective efforts to limit the rise in global warming. In addition to responsible investment approaches designed to address climate-related challenges, our Climate Transition Plan sets out how we seek to fulfil our climate-related commitments, and we have included updates against the plan throughout this report. We have also included an index to show how this report aligns with the recommendations of the Task Force for Climate-related Financial Disclosures.

Governance

Oversight of climate change

At a management level, sustainability, including climate-related responsibilities and progress towards fulfilling the TCFD recommendations, is overseen by the Group Executive Sustainability Committee (GESC), which is chaired by the Chief Financial Officer. The Board-level Sustainability Committee oversees the sustainability strategy, including on climate and environment. The Sustainability Committee was established on 1 September 2024 to take over climate-related matters from the Board-level Risk Committee, and has met twice since then to discuss a variety of sustainability topics, including assessing new climate thought leadership targets, and progress against our goals.

For more information on the governance of climate-related risk, please refer to the Sustainability governance section of the Sustainability report, which details our sustainability and climate-related governance

Risk management

Understanding climate-related risks

The Group is exposed to climate-related risk through its day-to-day operations, investment portfolio and life and health insurance activities. These risks can manifest through a combination of risk drivers that can be categorised as either physical risks or transition risks. Physical climate risks arise from either increased frequency and severity of extreme climatic events (acute risks) such as droughts, hurricanes or floods, or long-term changes in climatic patterns (chronic risks) such as rising temperatures or increasing sea levels. Climate transition risks arise from the adjustment to a lower-carbon global economy and the relative uncertainty it creates. Sources of transition risk include changes in public sector policy and legislation, technology advancements, changes in market supply and demand for goods and services, and shifts in consumer, regulator and investor sentiment. Additionally, climate-related litigation can arise from the failure to mitigate impacts or adapt to climate change or the insufficiency or accuracy of disclosure around material climate-related risks.

Identifying climate-related risks

Within our Group Risk Framework (GRF), the risks associated with sustainability themes are generally considered to be thematic cross-cutting risks rather than stand-alone risks. These are risk themes that can have significant interdependencies with, influence on, and the potential to amplify, the established risks within the business. When evaluating sustainability-related risks, we recognise that they may exhibit a number of different or additional risk characteristics that are not explicitly recognised in more traditional risk management practices. The risks associated with particular sustainability themes, including climate change, may develop over a much longer time horizon than traditional risks. They also have the potential to rapidly change from being considered immaterial to being viewed as

material (referred to as dynamic materiality) by the Group's stakeholders. Additionally, a wider range of stakeholders is interested in both how the Group is impacted by, and the external impact it has on, sustainability topics such as climate change (two perspectives that are commonly referred to as 'double materiality'). Consequently, consideration is given to these characteristics within our GRF and processes when evaluating sustainability-related risks (further information can be found in the Risk Review section, page 55).

Climate change has been identified as a material sustainability topic for the Group's stakeholders (see Materiality assessment section on page 106). The Group's Risk Identification processes consider thematic risk assessments of principal and emerging risks, and hence reflect some of the characteristics that are shared with sustainability and climate-related risks (see Risk Review section, page 55). For example, the longer-term nature of emerging sustainability and certain climate-related risks is a factor that influences the assessment of likelihood and proximity that the risk may crystallise. Having previously been classified as a Group Top Risk, the topic of sustainability and climate change was reclassified from a Group Top Risk to a Group Material Risk in 2024, which reflects the increasing embeddedness and maturity of the topic across the business.

Assessing climate-related risks

Within the GRF, an emerging risk identification framework exists to support the Group's preparations in managing financial and non-financial risks expected to crystallise beyond the short-term horizon. While some aspects of climate-related risks may materialise in the near-term, others may develop over a much longer time period than both traditional or emerging risks. Recognising this, the GRF considers climate-related risks across three time horizons that are defined to reflect the periods over which climate-related transition and physical risks and opportunities could reasonably emerge.

– Short term: zero to three years;
– Medium term: three to five years; and
– Long term: five to 30 years.

A qualitative assessment identified that the Group is exposed to both physical and transition climate-related risks within its business operations, and its investment and insurance activities in different ways across all three time horizons. Recognising that the physical impacts of climate change will generally manifest over the longer-term, the Group's primary climate-related exposure is to transition risk in the near-term as the actions required to mitigate and adapt to climate change are prioritised.

Operations:
Short- and medium-term; transition risks
– Strategy implementation: As the Group continues to develop and execute its sustainability strategy and climate-related commitments, there is an ongoing need to balance potentially different interests, expectations and objectives, both within and across stakeholder groups. The risk of reputational damage

Task Force on Climate-related Financial Disclosures continued

associated with the Group's climate strategy is difficult to control given that the basis of the criticism may be unfounded as a result of misinterpretation, misunderstanding or a difference of opinion where stakeholders perceive they have been misled despite the best intentions and efforts of the Company.

– Regulatory, legislative and disclosure developments: The continued pace and volume of new climate-related regulations and consultations across the Group's markets could pose compliance and operational challenges that may require multi-jurisdictional coordination. Increasing climate disclosure requirements heighten the potential for accusations of misleading communications ('greenwashing') and potential litigation associated with external reporting and conveying a materially false impression or misleading information.

– Data and model limitations: The absence of clear climate-related definitions and reliable data can amplify the risk of misinterpretation and misrepresentation. Furthermore, current limitations in financial climate modelling tools make it challenging to accurately assess the potential financial impact to the Group, particularly for longer-term time horizons. The Group currently relies on external data, models and benchmarks, which presents challenges in terms of transparency, thus limiting their usefulness for external reporting and decision-making.

Long-term; physical risks

– Operational resilience: Extreme physical climatic events can challenge the Group's operational resilience. Long-term changes in climatic weather patterns could potentially increase the frequency and severity of extreme weather events, and these risks could become more material over the longer term (ie beyond the business plan time horizon). The potential business impact, including the impact on corporate properties, supply chains, third-party providers and the servicing of our customers, is explored through operational risk scenarios.

Investments:

Short-, medium- and long-term; transition risks

– Financial resilience: Some of the Group's assets under management are in high-emission, carbon-intensive and carbon-reliant sectors. These assets are exposed to transition risk in the short and medium term, potentially resulting in increased levels of price volatility, reduced levels of liquidity, higher levels of taxation, regulation and/or reduced demand, which could lead to impairments, downgrades and/or stranding if they fail to adapt, innovate or transition to a lower-carbon business model. Physical climate risks may also pose risks to the operational footprint and supply chains of the Group's investee companies in the short- and medium- term, with the most profound impacts likely to unfold over the long term.

Life and health insurance:

Long-term; physical risks

– Impacts on insurance and product risks: Our strategy focuses on life, health and wealth products, which excludes us from underwriting emissions-intensive activities. Climate change could impact customers' health and livelihoods, which could result in changes in mortality, morbidity and/or persistency for the Group's life and health underwriting portfolio. While climate factors like greater heat stress, poorer air quality (possibly resulting in greater incidence of respiratory illnesses such as asthma), increased vector-borne illnesses such as dengue fever and malaria (outside of their normal geographical distribution), together with increased direct casualties from extreme weather events could increase the burden on life and health insurers, these risks are only expected to become material over the longer term (ie beyond the business plan horizon).

Further information on the Group's exposure to environmental and social risks related to climate change can be found in the Risk factors section (page 76)

Managing and responding to climate-related risks

Climate-related risks continue to be treated as cross-cutting risks within the existing risk framework, and the Group's exposure assessment considers how they could manifest across the traditional, stand-alone risks. We recognise the importance of not only identifying and managing climate-related risks and opportunities but also considering the potential impacts on our business, and the resilience of our strategy to climate-related changes, developments and uncertainties across a range of climate scenarios (see the Climate-related scenario analysis section for further information).

As a significant institutional investor and asset owner, we recognise that our primary exposure to climate-related risks is within our investment portfolios. Our approach to responsible investment and the activities that support the investment decarbonisation commitments within our Group Sustainability strategy enable us to effectively manage the transition risks in our asset book (see Responsible investment section, page 112).

We regularly engage with the local risk teams on the climate-related topics most relevant to their individual markets. This improves the understanding of our climate risk exposure and enables the local risk teams to share knowledge and experience, leverage the Group experience, and ensures a consistent approach to addressing climate-related risks is adopted across our markets.

Identifying and responding to climate-related opportunities

We are strengthening the climate resilience of our portfolios and adopting a considered approach to assessing carbon intensity within our investments. We are also continuing to incorporate climate change considerations into our products and services.

As a substantial investor and asset owner with long-term investment horizons and obligations, we actively pursue opportunities to invest in financing mechanisms associated with climate mitigation and resilience. As an insurer focused on life, health and wealth products, we also consider the opportunities presented to better serve our customers who may experience climate-related impacts.

Some categories that we are currently looking to explore or expand include:

– Financing mechanisms, such as investments that align to our Financing the Transition Framework;

– Savings and insurance products, like ESG- or impact-focused investments and climate-related health and protection offerings, such as those that consider changes in the frequency, severity and emergence of diseases exacerbated by climate change, like dengue fever; and

– Engaging, educating and supporting our customers and employees to build an understanding of sustainability and climate change.

This year, we launched a comprehensive framework for climate transition investment, focusing on emerging markets. This initiative includes two white papers that outline a proprietary approach to transition financing, emphasising investments in sectors and companies committed to the net zero transition. The framework is designed to address the challenges of financing high-carbon to low-carbon projects and the lack of standardised definitions in transition finance. Prudential's strategy leverages its significant presence in Asia and Africa, aiming to influence industry standards and promote a just and inclusive transition.

The first white paper details a principles-based framework that can be applied across various asset classes and managers, while the second, co-authored with Eastspring Investments, provides a practical guide for constructing climate transition portfolios. This approach aims to identify and invest in companies progressing towards climate-resilient business models, thereby expanding the investible universe and unlocking market potential. The Climate Bonds Initiative has endorsed both frameworks, affirming its credibility and alignment with global climate action principles. For further details, please see full reports here.

We have committed substantial investments that are aligned with this framework. For instance, we have committed $200 million to the Brookfield's Catalytic Transition Fund, focused on directing capital into clean energy and transition assets in emerging economies. We have also committed up to $150 million in a climate-focused strategy managed by KKR, aimed at making infrastructure equity investments in Asia focused on energy transition. These investments underscore Prudential's dedication to facilitating the brown-to-green transition in emerging markets, particularly in Asia, which accounts for over 70 per cent of global carbon emissions. This initiative is a key component of Prudential's responsible investment strategy, reinforcing its commitment to sustainable economic growth and climate resilience.

In select markets, Prudential also offers ways for local clients to invest more sustainably, while also growing capital in the long-term. In Hong Kong we offer a total of nine SFC-authorised[1] ESG funds within our unit-linked products scope.

For more information on how we are allocating capital to climate-related opportunities, see the Responsible investment section.

[1] Securities & Futures Commission of Hong Kong

Strategy

Climate-related scenario analysis

Scenario testing is a valuable tool for enhancing understanding of climate-related risks and improving decision-making. It is particularly beneficial in raising awareness of climate change risks due to the broad range and uncertain timing of potential mitigation and adaptation measures.

We closely monitor and evaluate advancements in climate scenario testing, including reviewing publications from regulators, global organisations like the International Association of Insurance Supervisors (IAIS) and the Network for Greening the Financial System (NGFS), as well as reports from the UN Principles for Responsible Investment (PRI), the Transition Pathway Initiative (TPI), the United Nations Intergovernmental Panel on Climate Change (IPCC) and the International Energy Agency (IEA).

Overview of our climate scenarios

To support engagement with Group and local business regulators, we carefully considered the scenario methodologies appropriate to the size, nature and complexity of our organisation. Since we first began using scenario testing, we have become more sophisticated in applying different scenarios based on specific business needs:

– NGFS scenarios (orderly transition, disorderly transition and hothouse world) are used for stress testing the resiliency of our balance sheet and monitoring transition and physical impact of climate change on our investment portfolio;
– PRI scenarios, including the forecast policy scenario, assess the economic impact of likely policy developments and inform capital market assumptions; and
– IPCC, IEA and TPI provide science-based decarbonisation pathways aligned with Paris Agreement goals, which can support investee engagement to drive real-world change.

Task Force on Climate-related Financial Disclosures continued

NGFS-aligned scenarios

We use NGFS scenarios in two different ways. We apply the scenarios for top-down stress testing on our balance sheet, with risks assessed over the short-, medium- and long-term time horizons. These scenarios offer insight into the potential financial implications of the different pathways and can simulate complex interactions between energy, economy and climate systems, considering both policy and technology developments. We use data from external providers who have adjusted the calibration of the scenarios to employ non-equilibrium economic models to reflect real-world inefficiencies. Additionally, NGFS scenarios are underlying the Climate Value at Risk tool we utilise for bottom-up scenario testing of investee companies. These impacts are aggregated to the overall investment portfolio.

Carbon prices used in scenario analysis

Carbon prices are considered as a proxy for the impact of potential government climate policies within our climate scenario analysis. These prices are set to reflect differences across the regions where we operate and consider local market dynamics. In the long term, we expect the introduction of carbon prices and carbon taxes to increase, as governments look for tools to combat emissions.

We do not currently impose an internal carbon price (ICP) across our organisation. However, the NGFS scenarios we use for our stress testing account for carbon prices, and our scenario analysis results reflect how shifts in carbon prices under different scenarios impact our business.

> The three NGFS-aligned scenarios used in our stress testing are as follows:
>
> – Orderly transition: scenarios assume climate policies are introduced early and become gradually more stringent. Both physical and transition risks are relatively subdued.
> – Disorderly transition: scenarios explore higher transition risk due to policies being delayed or divergent across countries and sectors. For example, (shadow) carbon prices are typically higher for a given temperature outcome.
> – Hothouse world: scenarios assume that some climate policies are implemented in some jurisdictions, but global efforts are insufficient to halt significant global warming. The scenarios result in severe physical risk including irreversible impacts.
>
> While we see benefits in the use of forward-looking data, particularly in supporting to assist the assessment of how well companies are prepared for the climate transition, it is important to acknowledge the limitations. These limitations include but are not limited to data quality, data availability, data consistency, underestimation of physical climate risk, model limitations, greater uncertainties over longer time horizons, and extensive judgements and assumptions. In addition, current climate models do not capture tail events such as climate tipping points (eg ice sheet melt, Amazon dieback) or knock-on effects (eg migration, war, political and social instability) that could have significant impacts on global economies. As a result, we treat forward-looking climate data with additional caution than we would for other metrics like historical financial statements.

Impact on our business

Our scenario analysis provides exploratory insights to support our understanding of how climate change physical and transition risks might unfold over the short, medium and long term. The complex and non-linear dynamics between macroeconomics, agriculture, land use, energy, water, climate systems, earth systems, natural catastrophes, among other variables in the NGFS scenarios are translated into sensitivities to economic factors to assess the possible financial consequences of climate change on our investment assets. The results of our climate scenario stress testing have allowed us to arrive at two conclusions with respect to our balance sheet:

– Though the Group faces potential financial risks and impacts from plausible global responses to climate change, the results of our scenario testing are not outside observed market volatility, suggesting no immediate need for explicit climate change considerations within current valuations of our investment portfolio.

– Furthermore, explicitly including additional stresses for climate change in our internal economic capital adequacy model is not needed currently, which is aligned with our view that climate change is an amplifier of existing risks within our risk taxonomy.

The results are documented in the Group's own Risk and Solvency Assessment (ORSA) report, which is annually reviewed and approved by the Board.

The results are simplified in ways which enable understanding and comparison. For example, a static balance sheet is used, and the potential sectoral and regional impacts are summarised at a high level. We understand that these simplifications could result in understating exposures and vulnerabilities, as acknowledged by the Financial Stability Board (FSB) and NGFS. We remain mindful of these limitations when referring to the results of the scenario testing.

Additionally, our climate scenario analysis currently does not consider potential management actions we could take to mitigate the negative impacts of climate change. However, we recognise the need to explore these opportunities in the future. At this stage, given these models have evolved considerably and continue to change, we do not consider the climate scenario tests suitable for setting capital requirements.

Impacts on assets

As a significant asset owner and manager, we rely on investment returns to meet long-term liabilities. This leaves us vulnerable to any risks that could disrupt or diminish investment returns, and we explore these risks under each climate scenario.

Of the transition scenarios, the 'disorderly transition' scenario had the most significant impact in the short to medium term as markets adjusted to disorderly policy changes. As expected, the 'orderly transition' scenario had the least overall impact on the Group's balance sheet. This reinforces our strategic objective of decarbonising our investment portfolio.

One of the industry-wide challenges with scenario analyses is the muted financial impact of a 'hothouse world' scenario until well beyond 2050. This scenario considers long-term physical climate change impacts that could lead to financial market repercussions in the medium to long term. However, the hothouse scenario exhibits muted financial market impact at 2050 because the true long-term cost of global temperature increases is not captured in the time horizon of our stress tests up to 2050. We, therefore, extended the time horizon for the hothouse scenario to the furthest date possible, 80 years. This analysis showed the hothouse scenario on 80-year horizon has a significantly larger impact than the transition scenarios. This phenomenon has been described as 'the tragedy of the horizon', which describes the concept that growing climate risks are ignored by investors due to the market's tendency towards myopia. In addition to the time horizon challenge, the IPCC warned in their 2023 report on climate change that the climate impacts on people and ecosystems are more widespread and severe than expected[1]. Therefore, the physical impact of climate change provided by the available physical risk modelling capabilities may not be exhaustively captured in the scenario analysis, as acknowledged by NGFS as well[2]. This reinforces the message that investors should not be misled into a false sense of security of maintaining current government policies as the true cost of climate change compounds over much longer time horizons.

The scenario analysis reveals important insight into how the different scenarios might impact different sectors, as shown in the heatmap diagram below. Since we believe the impacts of the hothouse scenario for 2050 are muted and possibly underestimated, and the 80-year time horizon has a lot of model uncertainty, these results are not included in the heatmap below.

(1) Top findings from the IPCC Climate Change Report 2023 | World Resources Institute
(2) NGFS publishes latest long-term climate macro-financial scenarios for climate risks assessment

In the 'orderly transition' scenario, the impact is highest in three sectors: transportation, construction, and manufacturing. In contrast, under the 'disorderly transition' scenario, many other sectors are more severely impacted beyond the three sectors highlighted.

These sectoral impacts are significant to Prudential, given our operational footprint across Asia and Africa, with many countries engaged in manufacturing rather than service industries. Both scenarios also present investment opportunities in water and low-carbon electricity. Prudential's Financing the Transition strategy aims to capture the opportunities of the energy transition.

Heatmap of climate scenario impacts over time

Disorderly transition	Orderly transition			Disorderly transition		
	2025	2035	2050	2025	2035	2050
Agriculture						
Mining						
Manufacturing						
Electricity and gas						
Water						
Utilities						
Construction						
Retail						
Transportation						
Accommodation and food						
Information						
Finance						
Real estate						
Professional and scientific						
Administrative						
Public administration						
Education						
Health						
Arts						

Task Force on Climate-related Financial Disclosures continued

Impact on strategic asset allocation

In addition to climate scenario analysis, we integrate climate change into the strategic asset allocation (SAA) process. Our SAA process heavily relies on capital market assumptions (CMAs), which are economic projections used across our financial metrics and asset classes. We use CMAs that are particularly focused on the countries where we operate and invest.

These CMAs are developed through a rigorous process that incorporates comprehensive research, economic models, and projections of key drivers of economic variables. To ensure climate risk is captured within our CMAs, we include climate data, such as climate-related transition and physical risks.

We have partnered with an external provider to assess a climate scenario and associated potential impacts on our CMAs. This evaluation will be conducted twice a year to ensure the CMAs remain relevant. We will also continually review our data and findings, considering the higher levels of uncertainty typically experienced by emerging markets.

Impact on financial and strategic planning

We review our strategy and financial planning process annually and stress-test the proposed strategy to assess its resilience. These stress tests, which are conducted as part of our usual business activities and consider stresses independent of climate change, are more stringent than the scenarios outlined in the 'Climate-related scenario testing' section. The results of these business stress tests, combined with the insights gained from the climate-scenario testing, provide us with additional confidence in the strategy's viability for the year ahead.

We also ask our local businesses to consider our sustainability strategy and Responsible Investment Policy in their product development processes and ongoing product evaluations.

Impact on access to capital

Occasionally, we seek to raise capital from bond or equity markets to fund strategic opportunities like mergers, acquisitions or new market entry. Institutional investors are our primary source of capital, and we expect them to continue to provide access to sufficient capital despite potential impacts of climate change.

Our credit ratings remain high, based on credit rating agencies' assessment of our business profile and financial flexibility, including capital market access. ESG factors are regularly discussed in our annual meetings with ratings agencies. To date, they have not impacted our creditworthiness.

Impacts on insurance liabilities

Potential climate change impacts may also affect morbidity, mortality and persistency differently across global regions. These differences are captured in the annual review process that monitors these factors and considers their impact on our products. As a life and health insurer, while we recognise the potential for climate change and government policies to impact the assumptions underlying our underwriting liabilities, we believe there is currently insufficiency of and uncertainty in data that would allow us to reliably use the assumptions for the valuation of our underwriting liabilities. Therefore, at this stage, the Group's assumptions for our life and health insurance business do not include additional assumptions related to the impacts of climate change. We will continue to glean insights from our regular experience analysis, to engage with reinsurers and monitor relevant academic studies. If significant changes occur, the financial impacts of climate-related risks on insurance liabilities will be considered. Additionally, we have analysed the distribution of our customers across locations to assess their vulnerability to extreme climate events. These assessments aim to improve our understanding of our customers', and our exposure to climate risks.

Regional impact on our operations

As extreme weather increases in frequency, our people and our operations are potentially exposed to physical risks associated with climate change. Strengthening our organisational resilience to these risks is a key priority for us.

The financial impact from climate events on business continuity was also explored in our operational risk scenarios as part of the Group's scenario analysis process. Our local businesses explored realised physical impacts from an acute climate event that damaged property and facilities, on operations, customers, employees, distribution channels, and key third-party suppliers.

Advocating for emerging market sustainability and climate-related issues

We are actively involved in advocating for emerging market sustainability and climate-related concerns on a global level. Our advocacy efforts extend beyond exploring the role of investors in a just and inclusive transition in Asia and Africa. We also engage with policy and regulatory stakeholders to promote awareness of sustainability issues. Our outreach focuses on key themes, including regulatory reform, blended finance, harmonisation of standards and taxonomies, and nature. We also continue to explore the impacts of climate change and health through research partnerships. It is critical that policymakers and communities have the knowledge and tools to support them with climate change adaptation efforts. For more information, please refer to the 'Harnessing thought leadership to shape the agenda' section.

Evolving our climate actions

Climate change is a fast-moving issue, with new challenges and solutions emerging all the time. We are continually looking to improve our understanding of the challenges we face and the effectiveness of our efforts to mitigate them.

At Prudential, our mission is to transform how we invest and insure and create a lasting impact. As we continue to finance the transition in emerging markets and beyond, we continue to embed climate action into our business strategy and operations.

To safeguard our customers from the impacts of climate change and building resilience for the future, we will continue to update our climate transition actions and progress, aiming to make more proactive contributions to a just and inclusive net zero transition across our broad footprint in Asia and Africa. Broadly, we will seek to:

– Work with data providers and our asset managers to improve the availability and quality of our Scope 3 investment book data, including potential monitoring of other asset classes as methodologies continue to develop;
– Develop the coverage of our Scope 3 value chain emissions beyond financed emissions, for example our supply chain emissions and initiatives to reduce them;

– Undertake an exercise to map our material dependencies and impacts on nature and biodiversity;
– Continue to explore climate-related opportunities, such as those relating to our customers and digital services, climate-related health products and services, and employee initiatives;
– Continue to develop localised, market-specific responsible investment approaches;
– Explore additional opportunities to collaborate and partner with relevant private and public entities on climate change and transition financing; and
– Continue to engage with other financial market participants, local regulators and stakeholders to advance the development of frameworks that support our climate work in emerging markets.

Climate-related targets and metrics

Our long-term pledge is to become net zero by 2050, and we have established interim targets to measure our progress on the path to net zero. These targets are designed to support the achievement of the Paris Agreement goals to limit the increase in global average temperatures to 1.5°C above pre-industrial levels. Our intensity-based targets are in line with the NZAOA, which calculates appropriate Paris-aligned goals and includes intensity-based measures of progress.

Since our carbon-reduction journey began in 2018, we have continually reviewed our approach and our commitments to assess our progress towards our net zero pledge.

Task Force on Climate-related Financial Disclosures continued

Progress against our climate-related targets

Target	2024 progress
Deliver a 55% reduction in the weighted average carbon intensity (WACI) of our investment portfolio by 2030 against our 2019 baseline This is an ambitious but realistic target that will accelerate our progress towards becoming a net zero asset manager	Achieved a 54% reduction by the end of 2024 The WACI of our portfolio is influenced by movements in the carbon intensity of the companies we invest in, movements in markets, availability of public carbon data for these companies, and changes to portfolio weights. Factors like inflation, increased emissions data, and changes in our assets may also cause WACI fluctuations. Therefore, we do not expect our decarbonisation progress to be linear, and do not rely solely on WACI as an indicator of our progress
Deliver a 25% reduction in our operational emissions intensity from a 2016 baseline, abating the remaining emissions via carbon offsetting initiatives, to become carbon neutral across our Scope 1 and 2 (market-based) emissions by the end of 2030	Achieved an intensity ratio of 0.48 tCO_2e/FTE for 2024, keeping us ahead of the trajectory needed to meet our 2030 target of 1.65 tCO_2e/FTE
Finance the transition particularly in emerging markets through investments and strategy development	As of 31 Dec 2024, over $1bn committed in financing the transition investments
Engage with the companies responsible for 65% of the absolute emissions in our investment portfolio	Engagement completed for all identified companies during 2024
Divest from all direct investments in businesses that derive more than 30% of their income from coal The threshold for our coal policy has been carefully considered to strike a balance between risk and return, and enable companies in our markets to gradually phase out coal	Fully divested from coal equities by 2021 Fully divested from coal bonds during 2023 This is an annual target, so our portfolio is constantly reviewed against this threshold

Climate-related metrics

We continually review the climate metrics we use to assess their suitability for our markets, considering factors like practicality of implementation, data availability and coverage.

To measure our exposure to climate-related risks, we use a combination of absolute emissions data and emission-intensity data. Absolute emissions allow us to quantify the overall carbon footprint of investments within our portfolio, while WACI data allows us to compare carbon footprints relative to the revenue generated by investments.

Measuring WACI enables us to compare the intensity of emissions for different portfolios and assess improvements over time. WACI is also useful as a proxy for transition risk within our investment portfolio, with a higher WACI usually indicating a gap in alignment with the goals of the Paris Agreement.

Further information on how the carbon footprint of our investment portfolio is calculated in line with industry best practice and standards is provided in the Basis of Reporting.

To assess our operational emissions, we measure the reduction in emissions intensity per full-time equivalent.

Carbon emissions profile as of 31 December 2024



0.34%   0.27%

99.39%

Carbon emissions profile as of 31 December 2024

🟥	Scope 1 and 2 (market-based)	7,335*
🟧	Scope 3 – only including emissions associated with fuel- and energy-related activities, waste generated in operations and business travel, excluding category 15	17,295*
⬛	Scope 3 category 15 – only including emissions associated with investments (tCO_2e)	5,431,950*

*Within the scope of EY assurance – for further information, see the Basis of Reporting, which notes the Scope 3 categories that were within the scope.

For more information, please see Decarbonising our portfolio on page 113.

Movement in metrics	2024	2023	2022
Target-related metrics			
WACI (weighted average of tCO$_2$e/\$m revenue)*	**179**	192	219
Coverage for the WACI of the investment portfolio	**80 %**	69 %	67 %
Holdings in companies with more than 30 % of revenue from coal	**^Fully divested**	^Fully divested	^Fully divested from equity; substantially divested from bonds
Engagement with the companies responsible for 65 % of the absolute emissions in our investment portfolio	**Reviewed 100%** **Engaged 100%**	Reviewed 100 % Engaged 100 %	Reviewed 100 % Engaged 100 %
Operational emissions intensity (tCO$_2$e/FTE)	**0.48**	0.95	1.21
Our own operations			
Scope 1 (tCO$_2$e)*	**1,562**	2,108	1,645
Scope 2 – market-based (tCO$_2$e)*	**5,773**	12,318	16,938
Scope 2 – location-based (tCO$_2$e)*	**16,967**	18,334	19,880
Scope 3 (upstream activities)[†] (tCO$_2$e)*	**17,295**	14,462	9,487
Our financed emissions			
Scope 3 – Downstream activities (financed emissions) (tCO$_2$e)[‡][*]	**5,431,950**	3,600,000	3,100,000

* Within the scope of EY assurance – for further information, see the Basis of Reporting, which notes the Scope 3 categories that were within the scope
† Includes Scope 3 categories: 3 (fuel- and energy-related activities, 5 (waste generated in operations) and 6 (business travel).
‡ Reflecting the absolute emissions of the assets in the WACI calculation where the underlying data is available as detailed in the Basis of Reporting.
^ See Appendix II for more details on Prudential's coal exclusion within the Group Responsible Investment Policy.

Carbon footprint by sector and asset class as of 31 December 2024

	WACI (tCO$_2$e/\$m revenue)			Absolute emissions (tCO$_2$e)		
	Total WACI	Listed equity	CorporatebBonds	Total abs. emissions	Listed equity	Corporate bonds
Energy	464	404	476	1,175,693	182,226	993,466
Materials	728	904	619	1,159,951	443,922	716,029
Industrials	189	128	227	587,876	152,629	435,247
Consumer discretionary	55	37	75	131,408	53,753	77,655
Consumer staples	84	71	94	179,937	61,932	118,005
Healthcare	20	31	14	37,754	16,616	21,138
Financials	9	6	11	69,516	9,551	59,965
Information technology	48	53	31	113,610	98,896	14,713
Communication services	44	50	38	77,557	34,376	43,182
Utilities	1372	1055	1435	1,781,522	220,083	1,561,439
Real estate	79	102	66	18,225	7,583	10,642
Missing GICS sector	68	8	68	98,903	1	98,902
TOTAL	179	111	221	5,431,950	1,281,568	4,150,383

Utilities, materials and energy are the most carbon-intensive sectors in our portfolio, which is aligned to real-world emissions. The carbon footprint of our corporate bonds portfolio is higher than for listed equity. This is mainly driven by the higher allocation towards carbon-intensive sectors in our corporate bond portfolio compared to listed equity, which is in line with benchmarks. Companies in carbon-intensive industries often rely more on debt financing (bonds) than equity financing, which explains the higher carbon footprint of corporate bonds.

Task Force on Climate-related Financial Disclosures continued

Data availability

As a data user, we rely on information disclosed by investee companies via reporting frameworks like the TCFD recommendations and the CDP. To enhance data availability, we are working with both data providers and our asset managers to improve disclosures. In time, we expect the situation to improve as companies across regions are increasingly required to make climate-related disclosures and face increased scrutiny from stakeholders.

We are aware that expanding data coverage could impact the WACI of our portfolio, either positively or negatively, as newly disclosed data is included in our calculations.

For more detail on our direct environmental footprint, please refer to the Sustainable business section of the Sustainability report.

Forward-looking metrics

We are actively working with our asset management and asset owner businesses to develop forward-looking metrics that are more suitable for our operations. These metrics would enable us to effectively manage and report on climate-related risks while integrating seamlessly with our investment processes to help us uphold our responsible investment framework.

In assessing new metrics, we conducted a thorough review of peer practices and industry recommendations regarding forward-looking metrics, including Climate Value at Risk (Climate-VAR) and implied temperature rise (ITR). We have reviewed these metrics and believe they are only suitable for internal use at this stage, due to limitations in the data availability and the underlying assumptions in their methodologies.

In our internal reporting, we continue to utilise ITR as an indicator of the temperature alignment of our investment portfolio, and Climate-VAR as an indicator of the portfolio's exposure to physical and transition climate change risks. We will continue to build our understanding of these metrics and consider their use for external disclosure once their limitations have been appropriately addressed or mitigated.

Monitoring and shaping industry developments

The Hong Kong Stock Exchange (HKEX) has announced the New Climate Disclosures, which are closely aligned with the International Financial Reporting Standards (IFRS) Sustainability Disclosure Standards under S2. Moreover, the Hong Kong Institute of Certified Public Accountants (HKICPA) has also announced the exposure drafts to the HKFRS S1 and S2 standards. We continue making progress towards preparing for disclosures in line with these new standards in the upcoming reporting periods.

We also have ongoing reviews of the Science Based Targets initiative (SBTi) as part of our ongoing evaluation of our climate targets. The global decarbonisation targets and pathways that SBTi uses for verification only differentiate between the requirements of emerging markets and developed markets in a limited way. In line with our commitment to a just and inclusive net zero transition, we believe it is crucial to recognise the transition challenges faced by different countries and companies. This also aligns with the Paris Agreement that includes the principle of 'common but differentiated responsibilities'. Our Responsible Investment approach seeks to incorporate this principle. We will continue to engage with the SBTi and monitor their publications to understand whether their methodology can be applied appropriately in our markets.

For more information on our participation in regional and global advocacy, please refer to Harnessing thought leadership to shape the agenda section of the Sustainability report.

Reference tables

Hong Kong Stock Exchange requirements

HKEX KPI requirement	Indicator	Disclosure
Environmental		
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	A1	Our Sustainability Policy applies to our operational properties worldwide, guiding our approach to managing the direct impacts of our businesses. The policy details our approach to understanding and managing the Group's direct environmental impact, including measurement, monitoring, review, and reporting of our environmental performance. In 2024, there were no confirmed instances of non-compliance in relation to such laws and regulations that would have a significant impact on the Group.
The types of emissions and respective emissions data. **Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity.**	A1.1 & A1.2	Prudential provides full reporting for Scope 1 and 2 emissions and selected Scope 3 reporting. More information is provided in the Responsible environmental practices section on page 117.

	2024	2023	2022
Direct Scope 1 emissions (tCO_2e)	**1,562**	2,108	1,645
Direct Scope 1 emissions (tCO_2e /FTE)	**0.10**	0.14	0.11
Direct Scope 1 emissions ($kgCO_2e$ /m^2)	**4.67**	6.33	4.78
Direct Scope 2 (market-based) emissions (tCO_2e)	**5,773**	12,318	16,938
Direct Scope 2 (market-based) emissions (tCO_2e/FTE)	**0.38**	0.81	1.11
Direct Scope 2 (market-based) emissions ($kgCO_2e$/m^2)	**17.27**	36.97	49.23

HKEX KPI requirement	Indicator	Disclosure
Total hazardous waste produced (in tonnes) and, where appropriate, intensity.	A1.3	As a life insurer, the production of hazardous waste is not applicable to our operations.
Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity.	A1.4	

	2024	2023	2022
Total non-hazardous waste produced (tonnes)	**385**	379	357
Total non-hazardous waste produced (tonnes/FTE)	**0.03**	0.02	0.02

Waste associated with our operations includes office waste and limited food waste from canteens. As we occupy leased assets and smaller offices, waste is commonly controlled by the landlord or the municipal government via direct roadside collection. It is, therefore, not always possible to obtain waste data. We continue to work with our landlords in all the areas in which we operate to enhance the coverage of our reporting.
During 2024, we increased the scope of reporting of waste data to cover 93% of our occupied floor area.

HKEX KPI requirement	Indicator	Disclosure
Description of emissions target(s) set and steps taken to achieve them.	A1.5	We have set a target to become carbon neutral across our Scope 1 and 2 (market-based) emissions by the end of 2030. We aim to deliver a 25% reduction per full-time equivalent (FTE) in our operational emissions from a 2016 baseline, then abating the remaining emissions via carbon-offsetting initiatives. To date, the steps we have taken are: – Carrying out site assessments for the highest consuming assets in our portfolio to identify measures to reduce our carbon intensity. – Issuing our local businesses with tailored environmental roadmaps, which are updated on an annual basis and detail existing Scope 1 and 2 emissions, 2030 targets, and actions required to meet these goals. – Actively examining how we can procure renewable power for our office operations for certain markets.

Reference tables continued

Hong Kong Stock Exchange requirements continued

HKEX KPI requirement	Indicator	Disclosure
Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	A1.6	Non-hazardous waste is sorted in our offices and where possible recycled. The waste generated by our operations is managed by the landlord of the premises we occupy and, therefore, we are restricted in materials we can recycle by their operations. The waste we produce is not material to the overall environmental impact of our operations and as such, we do not currently have any targets in place to reduce the waste associated with our operations. We continue to encourage waste reduction across our operations and, we have implemented initiatives such as providing staff with reusable cups and lunchboxes to reduce consumption of single use plastic. As a life insurer, the production of hazardous waste is not applicable to our operations.
Policies on the efficient use of resources, including energy, water and other raw materials.	A2	Our Sustainability Policy applies to our operational properties worldwide, guiding our approach to managing the direct impacts of our businesses. The policy details our approach to understanding and managing the Group's direct environmental impact, including measurement, monitoring, review, and reporting of our environmental performance.
Direct and/or indirect energy consumption by type in total (kWh in '000s) and intensity.	A2.1	(see table below)

	2024	2023	2022
Total consumption (kWh)	**36,229,279**	41,985,325	41,200,175
kWh/FTE	**2,362.37**	2,750.73	2,688.60

More information is available in the SECR report on page 154.

HKEX KPI requirement	Indicator	Disclosure
Water consumption in total and intensity.	A2.2	We are not currently able to report the water consumption of all our assets as some sites do not have water submetering or water is part of the service charge. During 2024, we increased the scope of reporting of water data to cover 97% of our occupied floor area.

	2024	2023	2022
Total water withdrawal (m^3)	**97,902**	138,960	163,720
Total water withdrawal (m^3/m^2)	**0.29**	0.42	0.48

HKEX KPI requirement	Indicator	Disclosure
Description of energy use efficiency target(s) set and steps taken to achieve them.	A2.3	We do not have explicit energy efficiency targets in place. However, 79 per cent of our Scope 1 and 2 carbon emissions are from the use of electricity. Thus, to achieve our carbon-reduction targets the implementation of energy efficiency measures is key. We have carried out site assessments across our asset portfolio and identified measures to reduce our impact. We have in turn developed roadmaps for our businesses with measures to implement to generate energy savings. We will continue to carry out these assessments and identify savings opportunities to reduce our energy consumption.
Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	A2.4	As a life insurer with office-based operations, water consumption and water efficiency are not material to our business. Currently, we do not have any targets in place to reduce the water used in our operations.
Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	A2.5	As a life insurer, the use of packaging material is not applicable to our business.
Policies on minimising the issuer's significant impact on the environment and natural resources.	A3	Our Sustainability Policy applies to our operational properties worldwide, guiding our approach to managing the direct impacts of our businesses. The policy details our approach to understanding and managing the Group's direct environmental impact, including measurement, monitoring, review, and reporting of our environmental performance.
Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	A3.1	The most significant impact of our activities on the environment is through our investment portfolio. More information about how we are reducing the weighted average carbon intensity footprint of our investment portfolio is available in the Decarbonising our portfolio section on page 113.

Hong Kong Stock Exchange requirements continued

HKEX KPI requirement	Indicator	Disclosure
Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	A4	More information is available in the Identifying climate-related risks section on page 123, and the Managing and responding to climate-related risks section on page 124.
Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	A4.1	Different scenarios, including below 2°C scenarios, have different potential impacts on our businesses, strategy and financial planning, as described in the Climate-related scenario analysis section on page 125. We have identified short-, medium- and long-term climate-related issues as described in the Climate-related scenario analysis section on page 125. We have taken actions, including integrating our processes for identifying, assessing, and managing climate-related risks into our overall risk management, as described in the Assessing climate related-risks section on page 123 and Managing and responding to climate-related risks section on page 124. We also identified climate-related opportunities, as described in the Identifying climate-related risks section on page 123.

Social

HKEX KPI requirement	Indicator	Disclosure
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	B1	Prudential's policies protect our employees by formalising its responsibilities and those of everyone in the organisation. More information on our Human Resources Policy can be found on page 152.

HKEX KPI requirement	Indicator	Disclosure
Total workforce by gender, employment type, age group and geographical region. **Note: The 2022 balances have been restated to reflect the consistent treatment of local sales agents in our Africa markets who are not permanent employees.**	B1.1	(see tables below)

Total workforce by gender	2024	2023	2022*
Other^	17.0	3.0	18.0
Male	6,574.7	6,541.3	6,299.3
Female	8,863.8	8,713.2	8,363.4

Total workforce by employment type	2024	2023	2022*
Full-time	15,445.0	15,250.1	14,671.6
Part-time	10.5	7.4	9.1

Total workforce by age group	2024	2023	2022*
Other^	0.0	0.0	34.0
Below 30	2,492.5	2,698.0	2,880.9
30–50	11,691.3	11,428.8	10,535.4
Above 50	1,271.7	1,130.7	1,230.4

Total workforce by region	2024	2023	2022*
Asia	14,043.4	13,933.7	13,399.7
Africa	1,241.0	1,202.0	1,126.0
Europe and USA	171.1	121.8	155.0

^ Includes workforce who prefer non-disclosure or gender neutral

Reference tables continued

Hong Kong Stock Exchange requirements continued

HKEX KPI requirement	Indicator	Disclosure
Employee turnover rate by gender, age group and geographical region. **Note: These numbers are representative of the total turnover, including sales population & involuntary exists. We also have a second category for total turnover excluding involuntary turnover. This can be found in our 'Empowering our people' section.**	B1.2	**Employee turnover rate by gender** — **2024** / 2023 / 2022[†] Male — **20%** / 18% / 24% Female — **19%** / 16% / 21% **Employee turnover rate by age group** — **2024** / 2023 / 2022 Below 30 — **29%** / 27% / 38% 30–50 — **17%** / 14% / 19% Above 50 — **19%** / 20% / 20% **Employee turnover rate by region** — **2024** / 2023 / 2022 Asia — **20%** / 17% / 22% Europe and USA — **25%** / 18% / 56% Africa[‡] — **14%** / 11% / N/A Overall — **19%** / 17% / 23% ‡ Group Human Resources systems only began recording full-time employee turnover numbers from Africa in 2023. † All 2021–2022 employee turnover data excludes Africa.
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	B2	The Group Resilience Policy sets the governance framework for our local businesses to establish, implement and maintain comprehensive health and safety measures that are focused on the physical and mental health and wellbeing of our employees, contractors, visitors, and others who may be affected by our operations, to as low as is reasonably practicable. Our policy and operational standards are aligned with the global ISO 45001:2018 standard and include prescriptive minimum requirements for health and safety governance, legal requirements and programme framework.
Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	B2.1	There were no work-related fatalities in the reporting year (2023: nil; 2022: nil).
Lost days due to work injury.	B2.2	34 incidents resulting in 39 days lost to work-related injury.
Description of occupational health and safety measures adopted, and how they are implemented and monitored.	B2.3	Occupational health and safety measures employ a framework and methodology based on ISO 45001 using predictive and reactive management tools that are centrally coordinated and locally executed. The measures are implemented and monitored using: – Defined policies, roles, responsibilities, and governance frameworks; – Legal registers to ensure compliance with relevant laws, regulations, rules, guidelines and codes issued by relevant regulators; and standards and codes issued by industry bodies where appropriate; – A comprehensive and sound risk management and internal control system to identify, quantify, prevent and reduce risk faced by our people and the business; – Incident reporting and investigation protocols; – Programmes for managing third-party risks in the procurement of equipment and provision of services; – Provision of appropriate information, instruction, and training; – Employee communication and consultation mechanisms; – Workplace welfare and wellbeing facilities and programmes; and – Mechanisms for monitoring, reviewing, reporting and improving performance.
Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	B3	The Human Resources Policy outlines how we invest in the upskilling and development of our people in order to ensure the continued success of the organisation. More information is available in the Empowering our people section of our Sustainability report.

HKEX KPI requirement	Indicator	Disclosure			
The percentage of employees trained by gender and employee category.	B3.1	Percentage of employees trained by gender	**2024**	2023	2022
		Other^	**88%**	0%	65%
		Male	**92%**	99%	96%
		Female	**94%**	99%	96%
		Percentage of employees trained by employee category	**2024**	2023	2022
		Rank & file	**96%**	98%	96%
		Middle level	**88%**	99%	93%
		Top level	**77%**	99%	95%
		^ Includes workforce who prefer non-disclosure or gender neutral			
The average training hours completed per employee by gender and employee category. **Note: The total training hours per employee is likely to far exceed this as the number of hours that employees take to complete their non-mandatory training courses are not wholly captured in our system.**	B3.2	Average training hours completed per employee by gender	**2024**	2023	2022
		Male	**14.5**	14.8	16.0
		Female	**16.5**	14.1	15.6
		Other^	**3.7**	N/A	8.4
		Average training hours completed per employee by employee category	**2024**	2023	2022
		Top level	**13.9**	16.7	11.5
		Middle level	**15.8**	15.3	9.9
		Rank & file	**15.6**	13.9	16.0
		^ Includes workforce who prefer non-disclosure or gender neutral			
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	B4	We are committed to ensuring that slavery, human trafficking, child labour or any other abuse of human rights has no place in our organisation or supply chain. The nature of our business means that main risk would be in our supply chain. More information is available in the Responsible procurement practices section on page 117 and the Combatting modern slavery section of our Sustainability report.			
Description of measures to review employment practices to avoid child and forced labour. **Description of steps taken to eliminate such practices when discovered.**	B4.1, B4.2	We believe in supporting human rights and acting responsibly and with integrity in everything we do. These are also reflected within our Group Code of Conduct, which sets out the Group's values and expected standards of behaviour for all employees, and in our Group Third Party Supply and Outsourcing Policy, which describes how we work with suppliers. The nature of our business means that main risk would be in our supply chain. More information is available in the Responsible procurement practices section on page 117 and the Combatting modern slavery section of our Sustainability report.			
Policies on managing environmental and social risks of the supply chain.	B5	Our Group Code of Conduct outlines the values and standards that are required by each of our suppliers. Our Group Third Party Supply and Outsourcing Policy is core to our supply chain governance and our responsible supplier guidelines cover a range of sustainability topics. More information is available in the Responsible procurement practices section of our Sustainability report.			
Number of suppliers by geographical region.	B5.1		**2024#**	2023#	
		Asia	**6,537**	10,712	
		Africa	**1,177**	1,844	
		Europe and US	**141**	451	
		Group	**7,569†**	13,007	
		# 12 months of data as of 30 September 2024 and 2023			
		† Group amount represents the number of unique suppliers across the Group, it does not equate to the sum of suppliers from Asia, Africa, and Europe/US in 2024, as they represent the number of unique suppliers per region.			

Reference tables continued

Hong Kong Stock Exchange requirements continued

HKEX KPI requirement	Indicator	Disclosure
Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	B5.2	In 2024, the Group's third-party risk assessment platform, Coupa Risk Assess, continued to strengthen our visibility of third-party risks such as information and technology security concerns, data privacy, anti-bribery and corruption and business continuity and resiliency risks. Through this system, we also issued due diligence questionnaires aligned to the principles of the responsible supplier guidelines. More information is available in the 'Responsible procurement practices' section of our Sustainability report.
Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	B5.3	More information is available in the Responsible procurement practices section and the Combatting modern slavery section of our Sustainability report.
Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	B5.4	In line with the Group Third Party Supply and Outsourcing Policy, we have introduced responsible supplier guidelines. Our responsible supplier guidelines cover a range of ESG topics. More information is available in the Responsible procurement practices section on of our Sustainability report.
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	B6	Our Group Customer Conduct Risk Policy includes our Customer Conduct principles and sets out the core values and standards that the Group expects all employees and persons acting on behalf of it to observe. More information is available in the Customers section on page 122.. Our Group Data Policy defines how we should manage data throughout its life cycle and employ the technology best suited for the business use cases. More information is available on page 152. Our Group Information Security and Privacy Policy governs the protection of data and complies with the General Data Protection Regulation. More information is available on page 152.
Percentage of total products sold or shipped subject to recalls for safety and health reasons.	B6.1	As a life insurer, this is not applicable to our business.
Number of products and service related complaints received and how they are dealt with.	B6.2	19,492 (2023: 33,070). In 2024, complaints per 1,000 policies improved to 1 (2023: 2 complaints per 1,000 policies in force). More information on how we deal with customer complaints is available in the 'Meeting the changing needs of our customers' section of our Sustainability report.
Description of practices relating to observing and protecting intellectual property rights.	B6.3	Prudential's brands, being the Prudential and Eastspring names and the Face of Prudence, are considered as our intellectual property. These are protected by a comprehensive process to maintain registered trademarks in the brand across all of the markets in which we operate. This is supported by a brand Co-existence Agreement with Prudential Financial and M&G plc. Where we see infringements of our brand, we take active steps to enforce our rights against third parties.
Description of quality assurance process and recall procedures.	B6.4	A description of our quality assurance procedures, including our approach to responsible product development, is available in the 'Meeting the changing needs of our customers' section of our Sustainability report. As a life insurer, product recall procedures are not relevant to our business.
Description of consumer data protection and privacy policies, and how they are implemented and monitored.	B6.5	Our Group Data Policy defines how we should manage data throughout its life cycle and employ the technology best suited for business use case. More information is available in Our Group-wide policies relating to our sustainability strategy section on page 152. Our Group Group Information Security and Privacy Policy supports our resilient information security programme across the organisation and our commitment to protecting the data entrusted to us by customers.governs the protection of data and complies with the General Data Protection Regulation. More information is available in Our Group-wide policies relating to our sustainability strategy section on page 152.

HKEX KPI requirement	Indicator	Disclosure
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	B7	More information is available in Our Group-wide policies relating to our sustainability strategy section on page 152: – Group Financial Crime Risk Policy – Anti-Money Laundering and Sanctions Policy – Group Speak Out and Investigations Policy In 2024, there were no confirmed instances of non-compliance in relation to such laws and regulations that would have a significant impact on the Group.
Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	B7.1	Nil (2023: nil)
Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	B7.2	More information is available in the Whistleblowing section of our Sustainability report.
Description of anti-corruption training provided to directors and staff.	B7.3	We provide training to our staff to ensure that they are familiar with international standards and best practice, as well as to equip them to implement our policies in their respective markets. Training completion levels are monitored throughout the year.
Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	B8	The Prudence Foundation ensures that its investments and activities align with the Group's values by adhering to the Sustainability Policy. This policy covers how we are committed to working with the communities in which we operate as active and supportive members. It also outlines our strategy for investing in the community and how we make investments and report against them. It is our policy to refrain from making political or religious donations, and do not contribute to political parties or incur political expenditure, as defined by the United Kingdom Political Parties, Elections and Referendums Act 2000. We follow the Corporate Social Responsibility and Sponsorship Anti-bribery and Corruption guidelines to ensure that its programmes and activities are not exploited for sales opportunities.
Focus areas of contribution.	B8.1	(see tables below)

Total cash contribution by area of focus %	**2024**	2023	2022
Education	**48%**	57%	52%
Social and welfare	**36%**	30%	39%
Environment	**1%**	2%	0%[#]
Cultural	**0%**	0%	0%[#]
Other	**5%**	4%	1%
Emergency relief	**4%**	3%	4%
Health	**5%**	4%	3%
Economic development	**1%**	0%	0%
Payroll giving	**0%**	0%	0%[#]

[#] While each rounds to 0% on an individual line basis, the sum of environment, cultural, and payroll giving contributes to 1% in total.

Total cash contribution by region %	**2024**	2023	2022 (restated)
Asia	**95%**	95%	95%
United Kingdom	**0%**	0%	3%
Africa	**5%**	5%	2%

HKEX KPI requirement	Indicator	Disclosure
Resources contributed to the focus area.	B8.2	Over the course of 2024, Prudential invested a total of $12.5 million, a slight decrease versus 2023 ($13.0 million), in community programmes through the Prudence Foundation – our community investment charity – and other community programmes led by our local markets. It showed our continued commitment to bringing our sustainability goals to life with action and investment in the communities we operate in. More information is available in the Building resilient communities through community investments section of our Sustainability report.

Reference tables continued

SASB Insurance Standard

SASB topic	Accounting metric	Code	Disclosure
Transparent information and fair advice for customers	Total amount of monetary losses as a result of legal proceedings associated with marketing and communication of insurance product-related information to new and returning customers	FN-IN-270a.1	$0 (2022: $0m)
	Complaints-to-claims ratio	FN-IN-270a.2	Total number of complaints received/total claims raised x 1,000 = 7 (2023: 13). Prudential believes that this metric is less applicable to the life insurance sector, and that a more appropriate metric is the number of complaints per 1,000 policies in force, which has improved to 1 (2023: 2 complaints per 1,000 policies in force).
	Customer retention rate	FN-IN-270a.3	87% (2023: 86%) Note: prior period (2023) figures are restated to 86%
	Description of approach to informing customers about products	FN-IN-270a.4	More information on the way we communicate with customers and our approach to responsible marketing is available in the Meeting the changing needs of our customers section of our Sustainability report.
Policies designed to incentivise responsible behaviour	Description of approach to incorporation of environmental, social and governance (ESG) factors in investment management processes and strategies	FN-IN-410a.2	We integrate ESG factors into all our investment decisions. This complements the traditional financial analysis we conduct, in order to better manage risk and generate sustainable long-term returns for our customers. ESG integration applies to the entire investment process, and all relevant Group investment teams are expected to demonstrate how ESG considerations are embedded into investment decisions. This includes our asset manager Eastspring Investments, whose Responsible Investment Policy contains more detail on how it aligns with that of the Prudential Group, while also allowing flexibility for the investment strategies of third-party clients (ie non-Prudential clients).
	Net premiums written related to energy efficiency and low-carbon technology	FN-IN-410b.1	As a life insurer, this metric is not applicable to our business.
	Discussion of products and/or product features that incentivise health, safety and/or environmentally responsible actions and/or behaviours	FN-IN-410b.2	Our health business focuses on medical treatment cover and reimbursement and other protection products such as life and critical illness policies. Our priorities include offering integrated health propositions to address customers' evolving healthcare needs. We continue working to strengthen our healthcare capabilities across underwriting, claims, provider management and health analytics.

SASB Insurance Standard continued

SASB Topic	Accounting metric	Code	Disclosure
Environmental risk exposure	Probable maximum loss (PML) of insured products from weather-related natural catastrophes	FN-IN-450a.1	As a life insurer, this metric is not applicable to our business.
	Total amount of monetary losses attributable to insurance payouts from (1) modelled natural catastrophes and (2) non-modelled natural catastrophes, by type of event and geographic segment (net and gross of reinsurance)	FN-IN-450a.2	As a life insurer, this metric is not applicable to our business.
	Description of approach to incorporation of environmental risks into (1) the underwriting process for individual contracts and (2) the management of firm-level risks and capital adequacy	FN-IN-450a.3	Our annual review process monitors potential climate change impacts that may affect morbidity, mortality and persistency levels across different regions. We then consider how these factors may impact our products. We also analyse the distribution of our customers across these various locations to assess their vulnerability to extreme climate events in order to improve our understanding of both our exposure, and that of our customers, to climate risks. As a life and health insurer, we recognise the potential for climate change and government policies to impact the assumptions underlying our underwriting liabilities. Currently, we believe there is insufficiency of and uncertainty in data that would allow us to reliably use these assumptions for the valuation of our underwriting liabilities. Thus, the Group's assumptions for our life and health insurance business currently do not include additional assumptions related to the impacts of climate change. We will continue to engage with our regular experience analysis, to engage with reinsurers and monitor relevant academic studies. If material changes occur, we will consider the financial impacts of climate-related risks on our insurance liabilities.
Systemic risk management	Exposure to derivative instruments by category: (1) total potential exposure to non-centrally cleared derivatives, (2) total fair value of acceptable collateral posted with the Central Clearinghouse, and (3) total potential exposure to centrally cleared derivatives	FN-IN-550a.1	(1) Total potential exposure to non-centrally cleared derivatives $41,614m (2) Total fair value of acceptable collateral posted with the Central Clearinghouse nil (3) Total potential exposure to centrally cleared derivatives nil
Activity metric	Total fair value of securities lending collateral assets	FN-IN-550a.2	$35.4m
	Description of approach to managing capital and liquidity-related risks associated with systemic non-insurance activities	FN-IN-550a.3	A description of our approach is covered in the Risk section of our Annual Report and Accounts, under the discussion of the Group's principal risks.
	Number of policies in force, by segment: (1) property and casualty, (2) life, (3) assumed reinsurance	FN-IN-000.A	Total policies in force, all in life segment: 17,318,800 Note: prior period (2023) figures are restated to 17,182,000

Reference tables continued

TCFD Index

TCFD recommendation	Prudential Group response	Location
Governance		
a. Describe the Board's oversight of climate-related risks and opportunities		
Guidance for all sectors		
The processes and frequency by which the Board and committees are informed about climate-related issues	The Board-level Sustainability Committee oversees sustainability strategy, including on climate and environment. The Sustainability Committee was established on 1 September 2024 to take over climate-related matters from the Board-level Risk Committee and has met twice since then to discuss a variety of sustainability topics, including assessing new climate thought leadership targets, and progress against our goals. This includes climate-related risks and opportunities, and providing rigorous challenge to management on progress against goals and targets. The Sustainability governance section sets out the climate-related responsibilities, which have been assigned to the Sustainability Committee, including the processes and frequency by which the Board are informed about climate-related issues. Our governance for responsible investment is disclosed in the Responsible Investment governance section. Prudential treats climate risk as a thematic cross-cutting risk type, with the potential to impact or amplify multiple existing risks that we manage, as described in the Identifying climate-related risks section. Our enterprise risk management processes, which is how the Board and committees are informed on climate-related matters, are described in the Risk governance section, page 55.	Sustainability governance on page 104 Responsible investment governance on page 114 Identifying climate-related risks on page 123 Risk governance on page 55
How the Board and committees incorporate climate-related issues into decision-making	All sustainability matters, including climate change, are overseen by the Board, which is responsible for determining overall strategy and prioritisation of key focus areas. This is discussed in the Sustainability governance section.	Sustainability governance on page 104
How the Board monitors and oversees progress against climate-related goals and targets	The Sustainability Committee, a Board-level structure, oversees environmental and climate-related issues, including the implementation of the Group's commitments to decarbonise its operations and investment portfolio and other climate-focused responsible investment commitments. The Sustainability Committee has a regular item on its agenda in relation to its oversight of climate change, including progress against our climate targets. In setting future targets or commitments, the Sustainability Committee considers and makes appropriate recommendations to the Board.	Sustainability governance on page 104
b. Describe management's role in assessing and managing climate-related risks and opportunities		
Guidance for all sectors		
Climate-related responsibilities and accountability	Sustainability activities, including climate-related responsibilities and accountability, are overseen at a management level by the Group Executive Sustainability Committee, chaired by the Chief Financial Officer, as described in the Oversight of climate change section. These committees report to the Board and Board committees, as described in the Sustainability governance section. Our governance for responsible investment is disclosed in the Responsible investment governance section.	Sustainability governance on page 104 Oversight of climate change on page 123 Responsible investment governance on page 114
Organisational structure	The climate-related organisational structure is included in the Oversight of climate change section on page 123, and in the Sustainability governance organisation chart on page 104.	Oversight of climate change on page 123 Sustainability governance organisation chart on page 104

TCFD Index continued

TCFD recommendation	Prudential Group response	Location

Governance

b. Describe management's role in assessing and managing climate-related risks and opportunities

Guidance for all sectors

How management is informed about climate-related issues	We have implemented appropriate processes by which management are informed about climate-related issues, as discussed in the Oversight of climate change section. Prudential treats climate risk as a thematic cross-cutting risk type, with the potential to impact or amplify multiple existing risks that we manage, as described in the Identifying climate-related risks section. Our enterprise risk management processes, which is how management is informed on climate related matters, is described in the Risk governance section.	Oversight of climate change on page 123 Identifying climate-related risks on page 123 Risk governance on page 55
How management monitors climate-related issues	Our management committees actively monitor climate-related issues, as described in the Oversight of climate change section. Prudential treats climate risk as a thematic cross-cutting risk type, with the potential to impact or amplify multiple existing risks that we manage, as described in the Identifying climate-related risks section. Our enterprise risk management processes, though which management is informed on climate-related matters, are described in the Risk governance section.	Oversight of climate change on page 123 Identifying climate-related risks on page 123 Risk governance on page 55

Strategy

a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term

Guidance for all sectors

Definition of short-, medium- and long-term time horizons	We have defined the relevant short-, medium- and long-term time horizons, as described in the Assessing climate-related risks section.	Assessing climate-related risks on page 123
Climate-related issues potentially arising in each time horizon	We have identified the specific climate-related issues potentially arising in short-, medium- and long-term time horizons, as described in the Assessing climate-related risks section.	Assessing climate-related risks on page 123

Reference tables continued

TCFD Index continued

TCFD recommendation	Prudential Group response	Location
Strategy		
a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term		
Guidance for all sectors		
Processes used to determine which risks and opportunities could have a material financial impact on the organisation	Our risk and strategy processes have identified climate-related risks and opportunities that could have a material financial impact on our organisation, as described in the Identifying climate-related risks section, the Impact on financial and strategic planning section, and the Identifying and responding to climate-related opportunities section.	Identifying climate-related risks on page 123 Impact on financial and strategic planning on page 128 Identifying and responding to climate-related opportunities on page 124
Description of risks and opportunities by sector and/or geography	We have identified specific risks and opportunities by sector and geography, as described in the Impacts on assets section, the Impact on our financial and strategic planning section, and the Regional impact on our operations section.	Impacts on assets on page 126 Impact on our financial and strategic planning on page 128 Regional impact on our operations on page 128
b. Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning		
Guidance for all sectors		
How identified climate-related issues have affected our business, strategy and financial planning	We have considered the impact on the following: – Products and services as described in the Identifying and responding to climate-related opportunities section – Supply chain and/or value chain, including carbon prices, in the Regional impact on our operations section, and the Carbon prices used in scenario testing section – Adaptation and mitigation activities in the Progress against our climate-related targets section – Investment in research and development in the Advocating for emerging market sustainability and climate-related issues section – Operations in the Responsible environmental practices section – Access to capital in the Impact on access to capital section We did not have major strategic acquisitions or divestments during the year.	Identifying and responding to climate-related opportunities on page 124 Regional impact on our operations on page 128 Carbon prices used in scenario analysis on page 124 Progress against our climate-related targets on page 130 Advocating for emerging market sustainability and climate-related issues on page 128 Responsible environmental practices on page 117 Impact on access to capital on page 128
How climate-related issues serve as an input to our financial planning process	Climate-related issues serve as an input to our financial and strategic planning, as described in the Impact on financial and strategic planning section. These risks are prioritised using the processes described in The Group's principal risks and Risk governance sections.	Impact on financial and strategic planning on page 128 The Group's principal risks on page 59 Risk governance on page 55

TCFD Index continued

TCFD recommendation	Prudential Group response	Location
Strategy		
b. Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning		
Guidance for all sectors		
The impact of climate-related issues on financial performance	We assess the potential impact of climate-related issues on our financial performance, as described in the Climate-related scenario analysis section. We use scenarios to assess the robustness of our financial and strategic planning, as described in the Impact on financial and strategic planning section.	Climate-related scenario analysis on page 125 Impact on financial and strategic on page 128
Our plans for transitioning to a low-carbon economy	We have made GHG emissions reduction commitments, as described in the Progress against our climate-related targets section. We have identified specific activities for transitioning to a low-carbon economy, as set out throughout our Climate Transition Plan, given the forward-looking nature of the activities.	Progress against our climate-related targets on page 130 Climate Transition Plan
Supplemental guidance for asset owners		
How climate-related risks and opportunities are factored into relevant investment strategies	We use our strategic asset allocation process to factor in climate-related risks and opportunities, as described in the Impact on strategic asset allocation section. We pursue these opportunities through our responsible investment approach, as described in the Integrating ESG throughout the investment process section.	Impact on strategic asset allocation on page 128 Integrating ESG throughout the investment process on page 115 Please see Eastspring's Responsible Investment approach for more details
c. Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario		
Guidance for All Sectors		
How our strategy is resilient to climate-related risks and opportunities	We assessed the resilience of our strategy and financial plan against three different climate scenarios and have confidence that they remain viable, as described in the Impact on our businesses, strategy and financial planning section. The assessment considered scenarios both 2°C or lower and with increased physical climate-related risks, as described in the Climate-related scenario analysis section.	Impact on financial and strategic planning on page 128 Climate-related scenario analysis on page 125
How our strategy will be affected by climate-related risks and opportunities	We recognise that our business purpose and strategy allows us to generate climate-related opportunities (including our investments and products and services) for the Group, as described in the Identifying and responding to climate-related opportunities section. We identify climate-related risks that affect our strategy, as described in the Identifying climate-related risks section, and assess and manage these risks, as described in the Managing and responding to climate-related risks section.	Identifying and responding to climate-related opportunities on page 124 Identifying climate-related risks on page 123 Managing and responding to climate-related risk on page 124
How our strategy might change to address potential risks and opportunities	We recognise that our business purpose and strategy allows us to generate climate-related opportunities (including our investments and products and services) for the Group, as described in the Identifying and responding to climate-related opportunities section. Our strategy may also be impacted by climate-related risks, as described in the Identifying and assessing climate-related risks section, and assess and manage these risks, as described in Managing and responding to climate-related risks section.	Identifying and responding to climate-related opportunities on page 124 Identifying climate-related risks on page 123 Managing and responding to climate-related risks on page 124
A description of the climate-related scenarios used	We use climate-related scenarios, including below 2°C scenarios, as described in the Climate-related scenario analysis section. We identified the related time horizons, as set out in the Assessing climate-related risks section.	Climate-related scenario analysis on page 125 Assessing climate-related risks on page 123

Reference tables continued

TCFD Index continued

TCFD recommendation	Prudential Group response	Location
Strategy		
c. Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario		
Guidance for all sectors		
A description of how climate-related scenarios are used, such as to inform investments in specific assets	We use our strategic asset allocation process to inform investments in specific assets, as described in the Impact on strategic asset allocation section. The climate-related scenarios we use in the strategic asset allocation process are described in the Climate-related scenario analysis section. We pursue these opportunities through our responsible investment approach, as described in the Integrating ESG throughout the investment process section.	Impact on strategic asset allocation on page 128 Climate-related scenario analysis on page 125 Integrating ESG throughout the investment process on page 115
Risk management		
a. Describe the organisation's processes for identifying and assessing climate-related risks		
Guidance for all sectors		
Risk management processes for identifying and assessing climate-related risks	We assess climate-related risks, as described in the Assessing climate-related risks section, and the Managing and responding to climate-related risks section. We have appropriate enterprise risk management processes in place, including for determining the relative significance of climate-related risks in relation to other risks, as described in the The Group's principal risks and Risk governance sections, both of which are in the Annual Report.	Assessing climate-related risks on page 123 Managing and responding to climate-related risks on page 124 The Group's principal risks on page 59 Risk governance on page 55
Existing and emerging regulatory requirements related to climate change	We consider existing and emerging regulatory requirements related to climate change, as described in the Assessing climate-related risks section and the Managing and responding to climate-related risks section.	Assessing climate-related risks on page 123 Managing and responding to climate-related risks on page 124
Processes for assessing the potential size and scope of identified climate-related risks	We have processes for assessing the size and scope of climate-related risks, as described in the Risk governance section of the Annual Report.	Risk governance on page 55
Definitions of risk terminology used or references to existing risk classification frameworks used	Our risk classification framework, with our definitions of risk terminology used, forms part of our Group Risk Framework, as described in the Risk governance section of the Annual Report.	Risk governance on page 55
Supplemental guidance for asset owners		
Engagement activity with investee companies	We have adopted an active and impactful approach to asset ownership, which emphasises direct and constructive dialogue with investee companies on sustainability and governance issues, as described in the Corporate engagement strategy section.	Corporate engagement strategy on page 114

TCFD Index continued

TCFD recommendation	Prudential Group response	Location

Risk management

b. Describe the organisation's processes for managing climate-related risks

Guidance for all sectors

Managing climate-related risks	We have processes for managing and prioritising climate-related risks, as described in the Assessing climate-related risks section, and the Managing and responding to climate-related risks section. These are also described in the The Group's principal risks and Risk governance sections in the Annual Report.	Assessing climate-related risks on page 123 Managing and responding to climate-related risks on page 124 The Group's principal risks on page 59 Risk governance on page 55
Positioning of our total portfolio with respect to the transition to a low-carbon energy supply, production and use	We have implemented decarbonisation and coal divestment targets to prepare the portfolio for the transition to a low-carbon economy, as described in the Progress against our climate-related targets section. We have developed our responsible investment policy, including our six implementation strategies to actively manage our portfolio's positioning, as described in the Responsible investment approach section.	Progress against our climate-related targets on page 130 Responsible investment approach on page 114

c. Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management

Guidance for all sectors

Integrating climate-related risks into our overall risk management	We identify, assess and manage climate-related risks, as described in the Assessing climate-related risks section, and the Managing and responding to climate-related risks section. These risks are integrated into our risk management framework, as described in the System of governance and Risk governance sections of the Annual Report.	Assessing climate-related risks on page 123 Managing and responding to climate-related risks on page 124 The Group's principal risks on page 59 The risk management cycle on page 56

Metrics and targets

a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process

Guidance for all sectors

Key metrics used to measure and manage climate-related risks and opportunities	We use a suite of key metrics to measure and manage climate-related risks and opportunities, as described in the Responsible environmental practices section and the Climate-related metrics section, including absolute and intensity metrics. The following metrics are provided: – Absolute Scope 1, Scope 2, Scope 3 in the Responsible environmental practices section and the Climate-related metrics section; and – Proportion of executive management remuneration linked to climate considerations in the Directors' remuneration report in the Annual Report. We describe the following qualitatively: – Amount and extent of assets or business activities vulnerable to transition and physical risks in the Impact on assets section, and the Regional impact on our operations section; – Proportion of revenue, assets, or other business activities aligned with climate-related opportunities in the Identifying climate-related opportunities section; and – Amount of capital expenditure, financing or investment deployed toward climate-related risks and opportunities in the Integrating ESG throughout the investment process section.	Responsible environmental practices on page 117 Climate-related metrics on page 130 Directors' remuneration report on page 206 Impacts on assets on page 126 Regional impact on our operations on page 128 Identifying and responding to climate-related opportunities on page 124 Responsible investment approach on page 114 Integrating ESG throughout the investment process on page 115

Reference tables continued

TCFD Index continued

TCFD recommendation	Prudential Group response	Location
Metrics and targets		
a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process		
Guidance for all sectors		
Metrics on climate-related risks associated with water, energy, and waste management	We provide, where relevant and applicable, metrics on climate-related risks associated with water, energy and waste management in the Hong Kong Stock Exchange requirements section.	Hong Kong Stock Exchange requirements on page 133
How performance metrics are incorporated into remuneration policies	We incorporate climate-related performance metrics, as described in the Directors' remuneration report section of the Annual Report.	Directors' remuneration report on page 206
The internal carbon prices we use as well as climate-related opportunity metrics	We use carbon prices in our scenario testing, as described in the Carbon prices used in scenario testing section.	Carbon prices used in scenario analysis on page 126
Metrics used to assess climate-related risks and opportunities	We provide the metrics used to assess climate-related risks in the Responsible environmental practices section and the Responsible environmental practices section and the Climate-related metrics section. We discuss qualitatively the climate-related risk management process in the Assessing climate-related risks section, and the Managing and responding to climate-related risks section, as well as opportunities from products and services designed for a lower-carbon economy in the Identifying and responding to climate-related opportunities section.	Responsible environmental practices on page 117 Climate-related metrics on page 130 Assessing climate-related risks on page 123 Managing and responding to climate-related risks on page 124 Identifying and responding to climate-related opportunities on page 124
Metrics for historical periods	We provide historical metrics in the Responsible environmental practices section and the Climate-related metrics section, so as to allow for trend analysis.	Responsible environmental practices on page 117
Forward-looking metrics	We qualitatively discuss forward-looking metrics in the Forward-looking metrics section.	Forward-looking metrics on page 132
Methodologies used to calculate or estimate climate-related metrics	We describe the methodologies used to calculate our climate-related metrics in our Basis of Reporting, so as to provide a single consistent description of the methodologies.	Basis of Reporting
Our Scope 1 and Scope 2 GHG emissions and appropriate Scope 3 GHG emissions	We provide our Scope 1, Scope 2 and relevant Scope 3 GHG emissions in the Climate-related metrics section.	Climate-related metrics on page 130

TCFD Index continued

TCFD recommendation	Prudential Group response	Location

Metrics and targets

a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process

Guidance for all sectors		
Supplemental guidance for asset owners		
Metrics used to assess climate-related risks and opportunities in each fund or investment strategy	Weighted average carbon intensity (WACI) is useful as a proxy for transition risk within our investment portfolio, as a higher WACI usually indicates a gap in alignment with the goals of the Paris Agreement. Measuring WACI enables us to compare the intensity of emissions for different portfolios and assess improvements over time. More information can be found in the Climate-related metrics section.	Climate-related metrics on page 130
Metrics considered in investment decisions and monitoring	We use a suite of key metrics to assess climate-related risks and opportunities as well as for investment decisions and monitoring, as described in the Climate-related metrics section, where we also provide how these metrics have changed over time.	Climate-related metrics on page 130
Description of the extent to which assets we own and our funds and investment strategies, where relevant, are aligned with a well below 2˚C scenario	We qualitatively describe implied temperature rise, which can be used to describe the extent to which assets, funds and investment strategies are aligned with a well below 2˚C scenario, in the Climate-related metrics section.	Climate-related metrics on page 130
Indication of which asset classes are included	The asset classes included are detailed in our Basis of Reporting.	Basis of Reporting

b. Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks

Guidance for all sectors		
How we calculate our Scope 1, Scope 2 and Scope 3 GHG emissions	We calculate our GHG emissions in line with the GHG Protocol methodology, as described in our Basis of Reporting, so as to provide a single consistent description of the methodologies. We provide our full breakdown of Scope 1, Scope 2 and relevant Scope 3 GHG emissions, including industry-specific efficiency ratios, in the Climate-related metrics section.	Climate-related metrics on page 130 Basis of Reporting
Our historical GHG emissions and associated metrics, a description of the methodologies	We provide metrics for historical periods to allow for trend analysis in the climate-related metrics section. We describe the methodologies used to calculate the metrics in our Basis of Reporting, so as to provide a single consistent referable description of the methodologies.	Climate-related metrics on page 130 Basis of Reporting
Supplemental guidance for asset owners		
Disclosure of GHG emissions for assets we own and the weighted average carbon intensity (WACI)	We disclose the GHG emissions and WACI for our investment portfolio, as defined in our Basis of Reporting, in the Climate-related metrics section. The emissions are calculated in line with the PCAF Standard, as described in our Basis of Reporting, so as to provide a single consistent referable description of the methodologies.	Climate-related metrics on page 130 Basis of Reporting
Other carbon footprinting metrics we believe are useful for decision-making	We qualitatively discuss other carbon footprinting metrics that we believe can be useful for decision-making, including forward-looking metrics, in the Climate-related metrics section.	Climate-related metrics on page 130

Reference tables continued

TCFD Index continued

TCFD recommendation	Prudential Group response	Location
Metrics and targets		
c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets		
Guidance for all sectors		
Key climate-related targets	We have set key climate-related targets, as described in the Progress against our climate-related targets section, including the time frames for the targets, the base years from which progress is measured, and the KPIs used to assess progress made. We use both intensity metrics and absolute metrics.	Progress against our climate-related targets on page 130
Interim targets	We disclose our interim targets in aggregate in the Progress against our climate-related targets section, which also includes the associated medium-term and long-term targets.	Progress against our climate-related targets on page 130
Description of the methodologies used to calculate targets and measures	We describe the methodologies used to calculate targets and measures in our Basis of Reporting, so as to provide a single consistent referable description of the methodologies.	Basis of Reporting

Group-wide policies relating to our sustainability strategy

Sustainability pillars and priorities	GGM policies	Policy owner
Simple and accessible health and financial protection	To ensure we treat our customers fairly, management of conduct risks is key. Prudential mitigates conduct risk with robust controls, which are identified and assessed through the Group's conduct risk assessment framework, and regularly tested within its monitoring programmes. The Group Customer Conduct Risk Policy provides this framework and includes our Customer Conduct Principles, which set out the core values and standards that the Group expects all employees and persons acting on behalf of it to observe, and which further support our ESG strategy. These values and standards include specific requirements regarding customers. In particular, the Group has committed to the following principles: 1. Treat customers fairly, honestly and with integrity; 2. Provide and promote products and services that meet customer needs, are clearly explained and that deliver the right value; 3. Maintain the confidentiality of our customer information; 4. Provide and promote high standards of customer service; and 5. Act fairly and promptly to address customer complaints and any errors we find.	Chief Executive Officer
	Our Sustainability Policy encompasses community investment and environmental aspects. We are committed to being active and supportive members of the communities in which we operate, outlining our strategy for community investment and reporting.	Chief Sustainability Officer
Responsible investment	The Responsible Investment Policy articulates how environmental, social and governance (ESG) considerations are integrated into investment activities and processes in a consistent and coherent way. It describes our approach to ensure voluntary external commitments and internal targets on responsible investment are met and to ensure the different objectives of responsible investment are taken into consideration when making investment decisions in line with our fiduciary duties to our shareholders and customers.	Chief Financial Officer
Sustainable business	The Group Remuneration Policy outlines our effective approach to appropriately rewarding employees. It aligns incentives with business objectives and supports the recruitment, retention, and motivation of high-calibre employees, in accordance with our risk appetite and Group Reward Principles.	Chief Human Resources Officer

Reference tables continued

Group-wide policies relating to our sustainability strategy continued

Sustainability pillars and priorities	GGM policies	Policy owner
Sustainable business	The Human Resources Policy outlines several key topics including diversity and inclusion, employee relations, learning, performance, recruitment, discrimination & harassment, talent. As a responsible organisation, we are committed to fostering an inclusive workforce, ensuring fair treatment, and valuing diversity in gender, age, ethnicity, disability, sexual orientation and background. We uphold a zero-tolerance stance on discrimination and harassment, encouraging reporting through various channels. Our recruitment processes are designed to be fair and unbiased, with clear principles for consistency and oversight. Our Talent Policy aims to attract and select top talent for immediate and future success, ensuring a robust succession and talent pipeline supported by mature performance management crucial for consistent development and strategic success. From an employee relations perspective, we focus on engaging and motivating our workforce, promoting positive relationships, and maintaining a good reputation. We also ensure continuous, high-quality learning opportunities for skill development to support the learning experience of staff.	Chief Human Resources Officer
	The Director's Remuneration Policy sets out the principles and requirements for determining the pay and benefits of the Executive Directors of the company. The policy aims to align the remuneration of the Executive Directors with the interests of shareholders, customers and employees, as well as the strategic objectives and values of the company. The policy covers various aspects of fixed and variable pay, such as base salary, benefits, pension, annual bonus and long-term incentives. The policy also defines the roles and responsibilities of the Remuneration Committee, the Board and the shareholders in relation to remuneration governance and approval. The policy is reviewed periodically and submitted to shareholders for a binding vote at least every three years.	Chief Human Resources Officer
	The Sustainability Policy details our approach to understanding and managing the Group's direct environmental impact, including measurement, monitoring, review, and reporting of our environmental performance.	Chief Sustainability Officer
Good governance and responsible business practices	The Group Code of Conduct reflects the broad ethical principles to assist our team members on their decision-making. We recognise the importance of managing our business responsibly at all levels of the company. The Code of Conduct and our policies and systems lay the foundation on which we set high standards across fundamental issues, including setting expectations for suppliers, upholding human rights and supporting employee rights and wellbeing.	Chief Executive Officer
	The Group Risk Framework describes the Group's approach to risk management and the key arrangements and standards for risk management and internal control that support the Group's compliance with Group-wide statutory and regulatory requirements.	Chief Risk and Compliance Officer
	The Group Financial Crime Policy outlines key topics including, anti-bribery and corruption, counter fraud and political donations. We are committed to upholding our values of reputation, ethical behaviour and reliability by prohibiting corruption and bribery in our working practices. The policy supports business units in developing effective fraud risk management frameworks that meet regulatory requirements and protect the interests of customers, shareholders and employees. It aims to enhance fraud detection, prevention and investigation activities, providing a consistent approach to tackling fraud and safeguarding the Group's reputation and resources. Additionally, the policy outlines that we do not donate to political parties and provides direction on reporting requirements to ensure compliance.	Chief Risk and Compliance Officer
	The Third Party Supply and Outsourcing Policy covers how we manage and oversee our third-party arrangements, through due diligence/ selection criteria, contractual requirements, the ongoing monitoring of such relationships and reporting and escalation. Additionally, our policy considers the requirements of the UK Modern Slavery Act and the principles of the UN's Universal Declaration of Human Rights.	Chief Financial Officer

Group-wide policies relating to our sustainability strategy continued

Sustainability pillars and priorities	GGM policies	Policy owner
	The Anti-Money Laundering and Sanctions Policy outlines how we prohibit money laundering or terrorism financing in our working practices, setting out how we establish parameters to prevent this taking place across the organisation and the commitment we have to comply with sanctions, laws and regulations by screening, prohibiting or restricting business activity, and following up through investigation.	Chief Risk and Compliance Officer
Good governance and responsible business practices	The Group Speak Out and Investigations Policy establishes the system and controls for whistleblowing within the Group. It provides a confidential reporting channel for employees and stakeholders to raise concerns about unethical or illegal activities. The policy aims to foster a culture of openness, honesty and accountability, ensuring compliance with local regulatory and statutory whistleblowing requirements. It also protects individuals from retaliation when they report genuine concerns through the Speak Out programme. Additionally, the policy sets out conducting investigations in line with regulatory and legal obligations, while balancing the needs of a competitive commercial organisation. The principles outlined are designed to enhance commercial opportunities while minimising corporate risk.	Group General Counsel
	The Group Resilience Policy outlines the principles and requirements for ensuring the security and resilience of the Group's people, assets and operations. The policy covers various aspects of physical and travel security, health and safety, and business continuity management. The policy also defines the roles and responsibilities of different levels of governance and oversight within the Group, as well as the processes for reporting, investigating and responding to incidents and crises. The policy aims to comply with relevant legal and regulatory obligations, as well as to meet the demands of a competitive commercial organisation.	Chief Technology and Operations Officer
	The Group Information Security and Privacy Policy support the business in delivering customer outcomes, business strategy and meeting legal and regulatory requirements by maintaining a secure and adaptable environment. These policies ensure the confidentiality, integrity and availability of information systems and IT assets, governing data protection in compliance with the General Data Protection Regulation. Our information security standards underpin a resilient information security programme across the organisation, reflecting our commitment to protecting the data entrusted to us by customers.	Chief Technology and Operations Officer
	The Group Data Policy is centred on the principle that data must be well governed and effectively managed through its life cycle. The policy provides a data, business, people and technology framework, which defines how we should manage data throughout its life cycle and employ the technology best suited for the business use cases.	Chief Technology and Operations Officer
	The Group Tax Risk Policy includes our processes to manage tax-related risk, by identifying, measuring, controlling and reporting on issues considered an operational, reputational or regulatory risk.	Chief Financial Officer

Reference tables continued

Streamlined Energy and Carbon Reporting (SECR) report

Our 2024 energy consumption and GHG emissions are disclosed below in accordance with the SECR framework of the Companies Act 2006 (Strategic and Directors' reports). No energy reduction projects were undertaken in the UK portfolio during 2024. Information on energy-reduction initiatives across our Asian and African portfolio are included in the section on Managing our direct operational environmental impacts. More information on the methodologies used is available in the Basis of Reporting.

	2024	2024	2023		2022	
	UK and offshore	Global (excluding UK and offshore)	UK and offshore	Global (excluding UK and offshore)	UK and offshore	Global (excluding UK and offshore)
Emissions from activities for which the company owns and controls, including combustion of fuel and operation facilities (Scope 1) tCO$_2$e	29	1,533	80	2,027	123	1,522
Emissions from purchase of electricity, heat, steam and cooling purchased for own use (Scope 2, location based) tCO$_2$e	67	16,901	119	18,215	131	19,749
Emissions from purchase of electricity, heat, steam and cooling purchased for own use (Scope 2, market-based) tCO$_2$e	7	5,766	26	12,292	219	16,719
Total gross Scope 1 and Scope 2 emissions (location-based) tCO$_2$e	95	18,434	199	20,242	254	21,272
Intensity ratio Scope 1 and Scope 2 (location-based): tCO$_2$e /m2	0.0126	0.0564	0.0263	0.0622	0.0222	0.0640
Intensity ratio Scope 1 and Scope 2 (location-based): tCO$_2$e /fte	0.6484	1.2136	1.8880	1.3364	1.5875	1.4028
Energy consumption used to calculate above emissions: kWh (Scope 1)	155,927	6,674,692	438,640	9,701,578	671,652	7,039,834
Energy consumption used to calculate above emissions: kWh (Scope 2)	322,609	29,076,051	573,330	31,271,772	638,894	32,849,795

Non-financial and sustainability information statement

We recognise that to help our customers get the most out of life, we need to take a long-term view on a wide range of issues that affect our business and the communities in which we operate. To do this, we maintain a proactive dialogue with our stakeholders to ensure that we are managing these issues sustainably and delivering long-term value. Further information on our engagement with our stakeholders can be found in our Section 172 Statement above.

The Group's Strategic report, including the Sustainability report and the Section 172 Statement, includes information required by the non-financial reporting provisions contained in sections 414CA and 414CB of the Companies Act 2006. These reporting requirements are met in a number of sections of our Annual Report. The Group's consideration of materiality for non-financial and sustainability matters is set out on page 106. The table below illustrates where the relevant material is presented.

Reporting area	Addressed in section	Page reference
Environment		
Sustainability section	Responsible investment	*Pages 112 to 115*
Sustainability section	Sustainable business	*Pages 116 to 121*
Sustainability section	Managing climate-related risks and opportunities – TCFD disclosures	*Pages 123 to 132*
Employees		
Sustainability section	Sustainable business – Empowering our people	*Page 119*
Human rights		
Sustainability section	Good governance and responsible business practices	*Page 122*
Anti-bribery and corruption		
Sustainability section	Good governance and responsible business practices	*Page 122*
Social matters		
Sustainability section	Simple and accessible health and financial protection	*Pages 110 to 111*
Sustainability section	Sustainable business	*Pages 116 to 121*
Non-financial KPIs		
Sustainability section	Targets	*Page 102 to 103*
Management of principal risks and uncertainties		
Risk review	Risk management	*Pages 55 to 58*
Risk review	The Group's principal risks	*Pages 59 to 73*
Business model		
Strategic and operating review	Business model	Pages 28 to 29

Strategic report approval by the Board of Directors

The Strategic report set out on **pages 2 to 155 is** approved by the Board of Directors

Signed on behalf of the Board of Directors

Anil Wadhwani
Chief Executive Officer

19 March 2025

Governance

Governance

Governance at a glance

Governance highlights

 **Refreshed strategic ambition, purpose and values**

– Oversaw the embedding of the Group's refreshed strategy, values and culture.

 **Stakeholders**

– Conducted externally facilitated investor survey.

 **Capital management**

– Ongoing consideration of capital allocation including decision in June 2024 to launch a $2 billion share buyback programme and provide additional guidance to the market.

 **Corporate reporting**

– Oversaw the adoption of the Traditional Embedded Value basis of calculating the Group's embedded value.
– Considered the oversight of non-financial controls.

 **Succession planning**

– Oversaw the implementation of a new approach to executive succession planning.

 **Board performance review**

– Good progress made on addressing actions identified in 2023 from the external review.

 **Board and committee governance**

– Spent more time engaging in person with various parts of the business.
– Oversaw the establishment of the Sustainability Committee.

Board and Committee composition changes during the year

March 2024:
– Jeanette Wong succeeded David Law as Audit Committee Chair.

April 2024:
– Mark Saunders appointed as Non-executive Director and member of the Audit and Risk committees.

May 2024:
– David Law retired at the conclusion of the 2024 Annual General Meeting (AGM).
– Shriti Vadera joined the Remuneration Committee.

August 2024:
– Sustainability Committee established, replacing the Responsibility & Sustainability Working Group (RSWG). Membership remained unchanged.

Diversity

Gender diversity



Board
- ■ Male — **6**
- ■ Female — **5**

GEC
- ■ Male — **7**
- ■ Female — **3**

Ethnic diversity

Board
- ■ White British or other White (including minority-white groups) — **4**
- ■ Mixed/Multiple ethnic groups — **0**
- ■ Asian/Asian British — **7**

GEC
- ■ White British or other White (including minority-white groups) — **5**
- ■ Mixed/Multiple ethnic groups — **0**
- ■ Asian/Asian British — **5**

Board composition at a glance



Composition
- ■ Executive Director   ■ Non-executive Directors

Non-executive Directors' Tenure
- ■ 0–2 years   ■ 2–4 years   ■ 4–6 years   ■ 6–9 years

Non-executive Directors' Age
- ■ 55–59   ■ 60–64   ■ 65+

Directors' skills matrix



Geographical experience
- Pan-Asia — 10
- China — 9
- India — 7
- Africa — 1

Technical skills and experience
- Insurance — 4
- Other financial services — 7
- Health — 3
- Tech/digital — 8
- Operational — 8
- Financial assurance — 5
- Regulatory/public policy — 4

Our leadership

Board of Directors

The Board establishes the purpose, values and strategy of the Group and promotes its long-term success for the benefit of our members and stakeholders. Our Board members bring a diverse range of skills and experience to support our strategy in our chosen markets.

Committee membership

 **A** Audit    **N** Nomination and Governance    **Re** Remuneration    **Ri** Risk    **S** Sustainability   ⬤ Committee Chair

---



Shriti Vadera (Age: 62)

Chair of the Board

 **N**   **Re**

Appointed to the Board:
May 2020
(Chair since January 2021)

Shriti was Chair of Santander UK Group Holdings, Senior Independent Director at BHP and a Non-executive Director of Astra Zeneca. Between 2009 and 2014, she undertook a wide range of assignments, such as advising the South Korean Chair of the G20, two European countries on the Eurozone and banking crisis, the African Development Bank on infrastructure financing and a number of global investors and sovereign wealth funds on strategy and economic and market developments.

From 2007 to 2009, Shriti was a minister in the UK Government, serving in the Cabinet Office, Business Department and International Development Department. She led on the UK Government's response to the global financial crisis and its Presidency of the G20. From 1999 to 2007 she was a member of HM Treasury's Council of Economic Advisers. Shriti's career began with 15 years in investment banking with SG Warburg/UBS, where she had a strong focus on emerging markets.

Shriti holds a Bachelor's degree in Philosophy, Politics and Economics from Oxford University.

Relevant skills and experience for Prudential
– Senior boardroom experience and leadership skills at complex organisations, including extensive experience in the financial services sector, with international operations and at the highest levels of international negotiations between governments and in multinational organisations.
– Wide-ranging and global experience in economics, public policy and strategy, as well as deep understanding and insight into global and emerging markets and the macro-political and economic environment.

Key appointments
– The Royal Shakespeare Company (Chair)
– Institute of International Finance (Board Member)
– World Bank Private Sector Investment Lab (Co-Chair)



Anil Wadhwani (Age: 56)

Chief Executive Officer

Appointed to the Board:
February 2023

Prior to joining Prudential, Anil served as President and CEO of Manulife Asia where he successfully grew and transformed its diversified and multi-channel business with significant market share gains in many key markets and made it the company's largest source of core earnings. Prior to this, he spent 25 years with Citi in Asia Pacific, EMEA and the US, in a number of consumer financial services roles.

Anil holds a Master's degree in Management Studies from the Somaiya Institute of Management Studies and a Bachelor's Degree in Commerce from the Narsee Monjee College of Commerce and Economics.

Relevant skills and experience for Prudential
– With more than 30 years of experience in markets around the world, Anil is a global financial leader with significant expertise, particularly in Asia.
– Anil has a proven track record of successful digital transformation, having led the modernisation of technology platforms across 13 markets in Asia in his role at Manulife.



Jeremy Anderson (Age: 66)

Senior Independent Director





Ri A N

Appointed to the Board:
January 2020
(Senior Independent Director since May 2023)

Jeremy was formerly the Chair of Global Financial Services at KPMG International having previously been in charge of its UK financial services practice and held roles including Head of Financial Services at KPMG Europe, Head of Clients and Markets KPMG Europe and CEO of KPMG's UK consulting business. Jeremy served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Jeremy also served on the board of the UK Commission for Employment and Skills.

Jeremy was awarded a CBE in 2005 for his services to employment. He holds a Bachelor's degree in Science (Economics) from University College London.

Relevant skills and experience for Prudential

- Substantial leadership experience in financial services in the UK, Asia and the US.
- More than 30 years of experience advising international companies on audit and risk management.

Listed company directorships

- UBS Group AG, including its subsidiary, UBS AG (Senior Independent Director and audit committee Chair)

Other key appointments

- Credit Suisse International (Non-executive Director)
- The Kingham Hill Trust (Trustee)
- The Productivity Group (Non-executive Director)



Arijit Basu (Age: 64)

Independent Non-executive Director





A S

Appointed to the Board:
September 2022

Arijit retired as the Managing Director of State Bank of India (SBI) in September 2020 concluding a 40-year career, having joined in 1983. During his career, he held a number of senior positions at the bank, across retail, corporate and international banking, business process re-engineering, IT and risk management. He was Managing Director and Chief Executive Officer of SBI Life Insurance Company (a subsidiary of SBI), one of India's leading life insurers, from 2014 until 2018 and took it public in 2017.

Since his retirement from SBI, Arijit has worked as a consultant, including advising the Life Insurance Corporation of India on its 2022 IPO.

Arijit is a certified associate of the Indian Institute of Bankers. He holds a Master's degree in History and a Bachelor's degree in Economics from the University of Delhi.

Relevant skills and experience for Prudential

- Extensive experience in India's banking and insurance industries spanning nearly 40 years.
- Held high-profile leadership roles and gained broad operational experience from various senior positions within SBI.

Other key appointments

- HDB Financial Services Ltd (Chair)
- Academic Council of the College of Supervisors, RBI (Chair)
- Peerless Hospitex Hospital and Research Center Ltd (Non-executive Director)



Chua Sock Koong (Age: 67)

Independent Non-executive Director





Re N

Appointed to the Board: May 2021

From 2007 to 2020, Sock Koong was Chief Executive Officer of Singapore Telecommunications Limited (Singtel), Asia's leading communications technology group, having previously held a number of senior roles at the firm, including Treasurer, Chief Executive Officer International and Group Chief Financial Officer. From April 2018 until March 2024, Sock Koong was a Non-executive Director of Cap Vista Pte Ltd and from March 2018 until March 2024, she was a Non-executive Director of the Defence Science and Technology Agency.

Sock Koong is a Fellow Member of the Institute of Singapore Chartered Accountants and a Chartered Financial Analyst. She holds a Bachelor's degree in Accountancy from the University of Singapore.

Relevant skills and experience for Prudential

- More than 30 years' experience working in business leadership and operations with significant experience in the Asia market.
- Significant boardroom experience, having served in several C-suite roles throughout her career.

Listed company directorships

- Bharti Airtel Limited (Non-executive Director)
- Royal Philips NV (Non-executive Director)
- Ayala Corporation (Non-executive Director)

Other key appointments

- Dubai Financial Services Authority (Director)
- Singapore Securities Industry Council (Member)
- The Singapore Public Service Commission (Deputy Chair)
- The Singapore Council of Presidential Advisers (Member)

Our leadership continued



Ming Lu (Age: 66)

Independent Non-executive Director





N Re

Appointed to the Board:
May 2021

Ming is a Senior Advisory Partner at KKR, having previously been Executive Chairman, Asia Pacific at KKR Asia Limited and a partner of Kohlberg Kravis Roberts & Co. L.P. He also serves as a member of the KKR Asian Private Equity Investment Committee and the KKR Asian Portfolio Management Committee. Ming has played a significant role in private equity investments across Asia Pacific and, since 2018, has played a leadership role in KKR's Asia growth and expansion, including serving as a member of the Asia Infrastructure Investment Committee and Asia Real Estate Investment Committee. Ming previously worked for CITIC, China's largest direct investment firm, before moving to Kraft Foods International Inc. He was President of Asia Pacific at Lucas Varity, and a partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia), where he was responsible for investment in the automotive, consumer and industrial sectors across several countries throughout Asia.

Ming has also held directorships at Ma San Consumer Corporation, Unisteel Technology International Limited, Weststar Aviation Service Sdn Bhd and MMI Technologies Pte Ltd. He was a Non-executive Director of Jones Lang LaSalle Inc from 2009 to 2021.

Ming holds a Master's degree in Business Administration from the University of Leuven and a Bachelor's degree in Arts (Economics) from the Wuhan University of Hydroelectrical Engineering.

Relevant skills and experience for Prudential
- More than 30 years of experience investing in and developing businesses throughout the Asia Pacific region.
- Brings deep knowledge and up-to-date insights on China and other key markets.

Listed company directorships
- Jardine Matheson Holdings Limited (Non-executive Director)

Other key appointments
- KKR Asia Ltd (Senior Advisory Partner)



George Sartorel (Age: 67)

Independent Non-executive Director



S N Re Ri

Appointed to the Board:
January 2022

From 2014 to 2019 George was the regional Chief Executive Officer of Allianz's Asia Pacific business, having previously held a range of senior roles within the company, including Chief Executive of both Allianz Italy and Allianz Turkey, Global Head of Change Programmes for Allianz Group, and General Manager of Allianz Malaysia and Allianz Australia and New Zealand. George also sat on the Financial Advisory Panel of the Monetary Authority of Singapore from 2015 to 2019. George's career began at Manufacturers Mutual Insurance in Australia in 1973, before its acquisition by Allianz in 1998.

George holds a Master's degree in International Business Studies from Heriot-Watt University.

Relevant skills and experience for Prudential
- Considerable operational expertise in the insurance industry gained over a 40-year career, including experience of digital transformation.
- A range of senior leadership roles, including as regional Chief Executive Officer of Allianz AG's Asia Pacific business and several country-head positions prior to that.

Listed company directorships
- Insurance Australia Group Limited (Non-executive Director)



Mark Saunders (Age: 61)

Independent Non-executive Director

A Ri

Appointed to the Board: April 2024

Prior to retirement, Mark was the Group Chief Strategy and Corporate Development Officer and a member of the executive committee of AIA Group Ltd. Mark started his actuarial career in 1988 at UK headquartered insurance business Clerical Medical Investment Group, relocating to Hong Kong in 1994 becoming CEO/Controller of the business and living there ever since. He joined Tillinghast (now Willis Towers Watson) in 1997 and during his 16-year tenure he led the Asia Pacific insurance practice, establishing a leadership position in insurance consulting with particular expertise in actuarial appraisal value assessments and enhancements of insurers across 20 markets in Asia Pacific, providing expert opinions, and leading Towers Watson's Hong Kong business.

Mark is a Fellow of the Faculty of Actuaries of the UK, a Chartered Actuary, and a Fellow and the Vice President of the Actuarial Society of Hong Kong. He holds an honours degree in Mathematics from the University of Manchester.

Relevant skills and experience for Prudential
- Extensive knowledge of, and leadership positions within, the insurance industry and Asia markets having been employed in the industry for 35 years.
- Extensive commercial insight gained as a senior executive of AIA and significant actuarial and industry experience.

Other key appointments
- Blackstone Inc (Senior Adviser)
- Actuarial Society of Hong Kong (Vice President)



**Claudia Suessmuth
Dyckerhoff (Age: 58)**

Independent Non-executive Director

 Ri S

Appointed to the Board:
January 2023

Claudia joined the global consultancy firm McKinsey & Partners in 1995 and worked in several senior roles. She was responsible for helping to build the firm's healthcare services and systems sector in Asia Pacific, including working with the Chinese Ministry of Health to help develop their views on China's national healthcare systems. From March 2021 until October 2023, Claudia was also a Non-executive Director of Huma Therapeutics Ltd, a global health technology company.

Claudia holds a PhD in Business Administration from the University of St. Gallen in Switzerland and a Master's degree in Business Administration from CEMS/ESADE in Barcelona.

Relevant skills and experience for Prudential
– Considerable experience in the healthcare services and technology sectors across China and the broader Asia-Pacific region. Her board experience has helped her develop valuable insights around the implementation of transformation through technology, digital and data.
– Knowledge of Asian markets, particularly China, having been based in Shanghai for nearly 15 years and Hong Kong for a further two years.

Listed company directorships
– Ramsay Health Care Ltd (Non-executive Director)
– Clariant AG (Non-executive Director)
– Roche Holding AG (Non-executive Director)

Key appointments
– QuEST Global Services Private Ltd (Non-executive Director)



Jeanette Wong (Age: 65)

Independent Non-executive Director

 A  Ri S

Appointed to the Board: May 2021

From 2008 to 2019, Jeanette led DBS Group's institutional banking business, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. Prior to this, she was the DBS Group's Chief Financial Officer from 2003 to 2008, having previously been Chief Administrative Officer. As part of her role at DBS Group, Jeanette held Non-executive Director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands. Jeanette began her career in Singapore at Banque Paribas before moving to Citibank and then J.P. Morgan in Singapore, where she held senior pan-Asian roles. She has previously served as a Non-executive Director of Fullerton Fund Management Ltd and Neptune Orient Lines Limited.

Jeanette is a member of the UBS Board, where she has served as a member of the audit committee since 2019. Jeanette also serves as a member of the audit committee on the Singapore Airlines board, and chair of the audit committee at PSA International.

Jeanette holds a Master's degree in Business Administration from the University of Chicago and a Bachelor's degree in Business Administration from the National University of Singapore.

Relevant skills and experience for Prudential
– Over 35 years of operational experience in financial services.
– Extensive knowledge and experience of ASEAN markets as well as significant boardroom experience gained from a number of non-executive roles.

Listed company directorships
– UBS Group AG, including its subsidiary, UBS AG (Non-executive Director and audit committee member)
– Singapore Airlines Limited (Non-executive Director)

Other key appointments
– Council of CareShield Life (Chair)
– GIC Pte Ltd (Non-executive Director)
– PSA International Pte Ltd (Non-executive Director)
– Singapore Securities Industry Council (Member)
– National University of Singapore (Board of Trustees)

Our leadership continued



Amy Yip (Age: 73)

Independent Non-executive Director

 A

Appointed to the Board:
September 2019

Amy was formerly a Non-executive Director of Deutsche Börse AG, Temenos Group AG, Fidelity Funds, and Vita Green (Hong Kong) and an executive director of Reserves Management at the Hong Kong Monetary Authority.

From 2006 to 2010, Amy was Chief Executive Officer of DBS Bank (Hong Kong) Limited, where she was also head of its wealth management group and Chair of DBS asset management. From 1996 to 2006, Amy held various senior positions at the Hong Kong Monetary Authority. Amy began her career at the Morgan Guaranty Trust Company of New York, going on to hold senior appointments at Rothschild Asset Management and Citibank Private Bank.

Amy has a Master's degree in Business Administration from Harvard Business School and a Bachelor's degree in Arts (History) from Brown University.

Relevant skills and experience for Prudential
– Extensive skills and experience in asset management, banking, insurance, and regulation following a career spanning more than 40-years.
– Substantial experience of China and South-east Asian markets having occupied roles across these regions for much of her career.

Listed company directorships
– EFG International AG (including its subsidiary, EFG Bank AG) (Non-executive Director)
– TP ICAP Group plc (Non-executive Director)

Key appointments
– AIG Insurance Hong Kong Limited (Non-executive Director)



Tom Clarkson (Age: 49)

Company Secretary

Appointed as Company Secretary:
August 2019

Relevant skills and experience
As the Company Secretary, Tom is a trusted adviser to the Board and plays an important role in the governance and administration of Prudential. Before his appointment as Company Secretary, Tom held a number of senior roles at Prudential, including Head of Compliance, Business Partners and prior to that, Group Litigation & Regulatory Counsel.

Tom is a qualified solicitor and is admitted to practise in England and Wales. Before joining Prudential, he practised law at Herbert Smith LLP, between 2002 and 2012, which included secondments to Lloyds Banking Group and Royal Bank of Scotland.

Group Executive Committee

The Group Executive Committee (GEC) supports the CEO in the day-to-day management of the business and implementation of strategy. It is constituted and chaired by the CEO. For the purposes of the Hong Kong Listing Rules, senior management is defined as the members of the GEC.



Solmaz Altin (Age: 51)

Regional CEO, Growth Markets, Health and Agency

Relevant skills and experience:
Solmaz was appointed as the Managing Director (now Regional CEO, Growth Markets, Health and Agency) of the Strategic Business Group covering India, Malaysia, Indonesia, the Philippines, Laos, Myanmar, Cambodia and all markets in Africa in July 2022. He is also responsible for our Group's health business strategy, focusing on driving growth and operational performance in this rapidly expanding area, strengthening the value proposition to customers and scaling the business.

Prior to his current role, Solmaz served as the Group's Chief Transformation Officer from May 2022 (and was also responsible for our Group-wide technology function) until April 2024.

Solmaz brings with him 25 years of experience in leading business change and growth in the financial services industry, including 15 years in insurance. Before joining Prudential, his most recent role was Regional CEO, Asia Pacific at Allianz, based in Singapore. Other significant roles he held at Allianz include Group Chief Digital Officer in Munich, Germany, and CEO of the life and general insurance entities in Turkey.

Solmaz holds a Diplom-Ökonom in Banking and Economics from the University of Duisburg-Essen.



Anette Bronder (Age: 57)

Chief Technology & Operations Officer

Relevant skills and experience:
In her role as the Chief Technology & Operations Officer, Anette plays a pivotal role in steering Prudential's technology initiatives and maintaining operational discipline. On the technology front, she is responsible for aligning technology strategies with overall business objectives, ensuring Prudential remains at the forefront of technological advancements. For operations, she evaluates all operational aspects across the organisation to shape and define Prudential's target operating model, ensuring to maximise economies of skill and scale, ultimately enhancing the customer experience.

Before joining this role, Anette was a Partner at KPMG in Switzerland, where she contributed to digital transformation programmes within the insurance sector. Prior to that, Anette served as Group Chief Operating Officer at Swiss Re and held senior positions across the technology and telecommunications sectors.

Anette holds a Master of Economics and Social Sciences from the University of Stuttgart, Germany.



Ben Bulmer (Age: 50)

Chief Financial Officer

Relevant skills and experience:
Ben was appointed Chief Financial Officer of Prudential in May 2023. As CFO, he is responsible for managing the finance function, including all aspects of financial reporting and planning such as performance management including planning and forecasting, financial reporting, capital management and investment management as well as the Group actuarial function, strategy, investor relations and sustainability teams.

Ben joined Prudential in 1997 and has held various leadership roles including CFO, Insurance and Asset Management; regional CFO of Prudential Asia; CFO of Eastspring Investments, the Group's asset management business; CFO of Prudential Hong Kong's Life and General Insurance businesses; and Chief Accountant of Prudential Asia.

Ben is a Chartered Accountant (The Chartered Institute of Management Accountants) and holds a Bachelor's degree from the London School of Economics.

Our leadership continued



Catherine Chia (Age: 57)
Chief Human Resources Officer

Relevant skills and experience:
In her role as Chief Human Resources Officer, Catherine leads Prudential's Group-wide people and culture agenda, to build a high performance organisation where great talent is engaged, inspired and developed.

Catherine joined from StarHub, Singapore, where she had been Chief HR Officer since 2018, driving workforce optimisation, culture transformation, talent development and employee engagement. She also chaired the company's Covid-19 task force. Before leading the HR function at StarHub, Catherine held global and regional senior HR leadership roles in LEGO, United Overseas Bank, Dell Inc. in Singapore and Shanghai.

She holds a Bachelor's degree with honours in Social Sciences from the National University of Singapore. She served as a Nominations Committee member of Daughters of Tomorrow (Singapore) and was a board member of the Singapore Breast Cancer Foundation.



Avnish Kalra CA (Age: 57)
Chief Risk and Compliance Officer

Relevant skills and experience:
In his role as Chief Risk and Compliance Officer, Avnish is responsible for the Group's risk management and compliance activities.

Before he was appointed as CRCO in April 2022, Avnish had held the position of Chief Risk Officer of Prudential Corporation Asia since July 2018. He was responsible for regulatory compliance, risk management and corporate governance across all of the Group's insurance and asset management businesses in Asia and Africa. He joined Prudential in August 2014.

Before joining Prudential, Avnish was the Asia chief risk officer for Aviva for six years. He also worked at Bank of America for 14 years in various capital markets trading and risk roles across Asia.

Avnish is a Chartered Accountant who worked with PwC in India and Ernst & Young in Dubai.



Bill Maldonado (Age: 61)
CEO, Eastspring Investment Group

Relevant skills and experience:
Having served as Chief Investment Officer of Eastspring since May 2022, Bill was appointed interim Chief Executive Officer in April 2023, an appointment that was made permanent in September 2023.

As CEO of Eastspring Investments, Bill is a member of Eastspring's Board of Directors, chairs the Eastspring Executive Management Committee and has overall responsibility for the management and strategic development of the firm.

Bill has 30 years of asset management experience and a strong track record in leading investment teams globally. Prior to joining Eastspring as Head of Equities in September 2021, Bill served as the Asia Pacific Chief Investment Officer and Global Chief Investment Officer, Equities at HSBC Global Asset Management.

Bill holds an MBA from Cranfield University, a Doctorate in Laser Physics from Oxford University and a Bachelor's degree in Physics from Sussex University, UK and Uppsala University, Sweden.



Angel Ng (Age: 57)

Regional CEO, Greater China, Customer and Wealth

Relevant skills and experience:
In her role as Regional CEO, Greater China, Customer and Wealth, Angel plays an integral role in driving Prudential's Greater China business through her deep expertise in the region, distribution, customer and wealth, in addition to spearheading the Group-wide Customer pillar and Wealth enabler.

Angel brings with her 25 years of experience in financial services. Prior to joining Prudential, she led all lines of business in Citi's Asia North & Australia Cluster including China, Hong Kong, Taiwan, Korea, Australia and New Zealand. Earlier in her career, she was Head of Asia for Citi Global Wealth, overseeing Asia Private Bank and Consumer Banking, as well as serving as CEO for Citi Hong Kong and Macau.

Angel is actively involved in various boards and committees across the Hong Kong community and is an Adjunct Professor of the Chinese University of Hong Kong and City University of Hong Kong.
Angel holds a Bachelor of Business Administration degree from the Chinese University of Hong Kong.



Kenneth Rappold (Age: 54)

Chief Strategy and Transformation Officer

Relevant skills and experience:
In his role of Chief Strategy and Transformation Officer, Kenneth is responsible for managing the strategy function and driving the Group's Transformation programme. Kenneth has over 30 years' experience in the insurance industry across the US, Europe and Asia. Prior to joining Prudential, he was Manulife Asia's Chief Financial Officer for five years, responsible for Finance, Strategy and Business Development across 10 Asian markets. Prior to this, he was Aviva Asia's Regional Chief Financial Officer based in Singapore and held senior finance roles for seven years with AIA in Hong Kong, Thailand and Korea.

Kenneth holds a Master's degree in Applied Economics from Johns Hopkins University and a Master's degree in Professional Accounting from the University of Texas at Austin. Kenneth is a Chartered Financial Analyst charterholder, a licensed US Certified Professional Accountant, a certified Financial Risk Manager and is a Fellow, Life Management Institute. Additionally, Ken is a certified professional coach with the International Coaching Federation.



Dennis Tan (Age: 56)

Regional CEO, Singapore, Thailand, Vietnam, and Partnership Distribution

Relevant skills and experience:
Dennis is currently Regional CEO, Singapore, Thailand and Vietnam, together with overseeing the Group's partnership distribution channels since 1 January 2025.

Previously he served as Managing Director of the Strategic Business Group at Prudential plc and also CEO of Prudential Assurance Company Singapore from March 2020 until September 2024.

Dennis holds the positions of Non-executive Director on the Board of Directors and a member of the Board Risk Committee of Prudential Assurance Company Singapore, Non-Executive Director and Chairman of the Board of Directors of Prudential Financial Advisers Singapore Pte. Ltd and Prudential Life Assurance (Thailand) Public Company Limited. Additionally, he serves as Chairperson and Member of the Members' Council at Prudential Vietnam Assurance Private Limited.

Beyond these roles, Dennis is the President of the Life Insurance Association's Management Committee and Council Member at the Institute of Banking and Finance Singapore. He also serves as a Director at Prudential Singapore Holdings Pte. Limited and the Singapore College of Insurance.

Before joining Prudential, he spent 10 years at OCBC Bank, where he led a 3,100-strong consumer banking division as Head of Consumer Financial Services for seven years. In this role, he drove the growth of OCBC's Premier Banking business in Singapore, Malaysia, Indonesia and China as Head of Branch and Group Premier Banking and as a member of OCBC Bank's Management Committee.

Dennis is Singaporean and holds a Bachelor's degree in Business (Honours with Distinction) from Indiana University and has completed the Stanford Executive Programme at the Stanford University's Graduate School of Business. He is also a Certified Financial Planner.

Corporate governance

Corporate governance

Corporate governance codes – statement of compliance

The Company has dual primary listings in Hong Kong (main board listing) and London (equity shares (commercial companies)) and, as required, has adopted a governance structure based on the Hong Kong and UK Corporate Governance Codes (the HK and UK Codes). This report explains how the principles set out in both Codes have been applied.

The Board confirms that, for the year under review, the Company has applied the principles and complied with the provisions of the UK Code. The Company has also complied with the provisions of the HK Code, other than provision E.1.2(d), which requires companies, on a comply or explain basis, to have a remuneration committee that makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Code, which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Code.

The HK Code is available from www.hkex.com.hk

The UK Code is available from www.frc.org.uk

Corporate governance principles

The table below contains references to disclosures in this Annual Report and Accounts that will enable shareholders to evaluate how Prudential has applied the principles of the UK Code (as set out below) and complied with the more detailed provisions.

1. Board leadership and company purpose

A	**Board promotes long-term value and sustainability**	*Strategic report: Page 2*
	The application of principle A and a description of how opportunities and risks to the future success of the business have been considered and addressed (provision 1) is provided.	
B	**Purpose, values and strategy aligned with culture**	*Sustainability section: Page 119* *Section 172 Statement: Page 89*
	The Board is satisfied Prudential's purpose, values and strategy are aligned with its culture.	
C	**Performance measures and controls**	*Governance report: Page 173* *Risk management and internal control: Page 179*
	The responsibility for ensuring that the necessary resources are in place for Prudential to meet its objectives is delegated to management.	
D	**Engagement with stakeholders**	*Section 172 Statement: Page 89* *Sustainability section: Page 108*
	Prudential and the Board actively engage with shareholders and stakeholders throughout the year and consider their interests. Prudential's stakeholders in this context are its customers, investors, employees, regulators, communities, governments and suppliers.	
E	**Workforce policies and practices**	*Section 172 Statement* *(for provision five): Page 89* *Sustainability section: Pages 100* *Whistleblowing (Speak Out)* *(for provision six): Page 194*
	Prudential has applied principle E and ensures that standards of business conduct and workforce policies that support the long-term and sustainable success of Prudential are maintained. Employees are able to raise concerns under the Company's Speak Out process.	

2. Division of responsibilities

F	**Role of the Chair**	*Governance report: Page 172*
	Shriti Vadera was independent on appointment when assessed against the criteria in UK Code provision 10 (she was also independent under HK Code criteria). There is no requirement for independence to be determined post appointment.	
G	**Division of responsibilities**	*Governance report: Page 170* *Nomination & Governance Committee report: Page 181* *Schedule of matters reserved to the Board and terms of reference for the principal committees:* *www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance*
	The Board consists of a majority of independent Non-executive Directors. There is a clear division of responsibility between the Board and the executive management team.	

2. Division of responsibilities continued

H	**Non-executive Directors**	*Nomination & Governance Committee report: Page 181*
	After reviewing the performance of the Non-executive Directors, the Board was satisfied that each Non-executive Director has sufficient time to meet their Board responsibilities and provide constructive challenge.	
I	**Effective and efficient processes**	*Governance report: Page 177*
	The 2024 Board evaluation tested and confirmed that the Board has the necessary support and information to function effectively and efficiently.	

3. Composition, succession and evaluation

J	**Appointments and succession planning**	*Nomination & Governance Committee report: Page 181*
	The Board applied Principle J and provisions 20 and 23 to appointments and succession planning.	
K	**Skills, experience and knowledge**	*Directors' biographies: Page 160*
	The Board and its committees have a diverse combination of skills, experience and knowledge.	
L	**Board evaluation, composition and diversity**	*Governance report: Page 177* *Nomination & Governance Committee report (including provision 23): Page 181*
	The Board evaluation confirmed the effectiveness of the Board and its individual members. The Nomination & Governance Committee assesses Board (and committee) composition and diversity throughout the year.	

4. Audit, risk and internal control

M	**Integrity of financial statements**	*Audit Committee report: Page 189*
	Prudential has formal and transparent policies and procedures that ensure the independence and effectiveness of its internal and external audit functions. In accordance with DTR 7.1.3(5) the Board is satisfied with the integrity of Prudential's financial and narrative statements. The Audit Committee is made up of independent Non-executive Directors (provision 24).	
N	**Fair, balanced and understandable**	*Governance report (including provision 27, 30 and 31): Page 201* *Audit Committee report (including provision 26): Page 189*
	The Board has presented a fair, balanced and understandable assessment of Prudential's position and prospects in this Annual Report and Accounts.	
O	**Internal control and risk management**	*Risk management and internal control: Page 179* *Risk review: Pages 55*
	The Board has established an effective internal controls and risk management framework, which is kept under regular review.	

5. Remuneration

P	**Remuneration policies and practices**	*Directors' remuneration report: Page 204*
	Prudential's remuneration policies and practices support the achievement of the Group's strategy, promote long-term sustainable success and are aligned to its purpose and values.	
Q	**Procedure for developing policy**	*Directors' remuneration report: Page 204*
	A formal and transparent procedure for the development of the Remuneration Policy is in place and no Director is involved in deciding their own remuneration outcome.	
R	**Independent judgement and discretion**	*The shareholder-approved Directors' Remuneration Policy sets out the limited circumstances in which the Remuneration Committee may exercise discretion. This policy is available to view on the Company's website at www.prudentialplc.com/investors/governance-and-policies/policies-and-statements*
	Directors exercise independent judgement and discretion when authorising remuneration outcomes.	

How we operate

Board governance structure

Shareholders

Board of Directors

The Board establishes the purpose, values and strategy of the Group and promotes its long-term success for the benefit of our members and stakeholders.

The Board delegates to the following principal committees:

Audit Committee

Responsible for oversight and review of financial reporting and non-financial reporting controls. The Committee also oversees the effectiveness of the internal control and risk management system and the effectiveness and objectivity of the internal and external auditors.

See page 189

Risk Committee

Responsible for oversight and review of the Group's risk appetite, tolerance and strategy. Monitors current and potential risk exposures, the effectiveness of the risk management framework and the Group's adherence to the various risk policies.

See page 196

Remuneration Committee

Responsible for recommending and overseeing the implementation and operation of remuneration policy, including approving remuneration for the Chair, the CEO and other members of the Group Executive Committee.

See page 204

Nomination & Governance Committee

Responsible for the oversight of Board and executive succession, overall Board effectiveness and corporate governance matters.

See page 181

Sustainability Committee

Responsible for providing leadership, direction and oversight of the Group's sustainability strategy, including environmental matters, responsible investment, social sustainability, and people. The Committee leads on workforce engagement.

See page 187

Chief Executive Officer (CEO)

Responsible for the day-to-day management of the business.

Group Executive Committee

The Group Executive Committee (GEC) is our leadership team and is responsible for executing the strategy approved by the Board and supporting the CEO.

Chief Financial Officer

The Chief Financial Officer (CFO) is responsible for managing the finance function, including all aspects of financial reporting and planning, and investor engagement.

Chief Risk and Compliance Officer

The Chief Risk and Compliance Officer (CRCO) is responsible for the risk management and compliance activities of the Group.

The CFO and the CRCO are standing attendees at, and receive all papers for, meetings of the Board (except private meetings of Non-executive Directors). They also attend meetings of the Audit and Risk committees.

The CFO and CRCO are members of the GEC, but the Board approves their appointment and removal. Their performance reviews include feedback from the Chairs of the Audit and Risk committees respectively, and their remuneration is determined by the Remuneration Committee.

Company Secretary

The Company Secretary advises the Board and management on governance-related matters and supports the Chair in ensuring the effective functioning of the Board and its committees. The Company Secretary is available to all Directors to provide advice and support and facilitates Directors' induction and ongoing professional development.

Board, Director and committee responsibilities

Led by the Chair, the Board is responsible for the overall leadership of the Group, which includes:

Delivering long-term sustainable success for shareholders and contributing to wider society	Ensuring effective engagement with stakeholders	Monitoring performance and implementation of strategy and strategic objectives, capital allocation, and business plans
Establishing the Group's purpose and values and ensuring that the values and culture are aligned with the Group's strategy	Fostering and overseeing the embedding of culture	Ensuring that an effective system of internal control and risk management is in place and approving the Group's overall risk appetite and tolerance
Approving the Group's long-term strategic objectives, business plan and budgets	Approving the appointment of Directors, including the CEO and, on recommendation of the CEO, the appointment of the CFO and the CRCO, ensuring an effective system of talent development and succession planning for senior leadership roles	Approving Prudential's periodic financial reporting disclosures

To help the Board carry out its functions, the Board delegates some of its responsibilities to its principal committees, which consist of Non-executive Directors only.

The Board receives regular updates on the activities of its committees.

The Board's responsibilities are outlined in the schedule of matters reserved to the Board, which is available on our website at www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance.

The Board's responsibilities are also subject to relevant laws and regulations, and to Prudential's Articles of Association, which can be found at www.prudentialplc.com/en/investors/governance-and-policies/memorandum-and-articles-of-association.

The roles of Chair and CEO are separate, with a clear division of responsibilities between the Chair's leadership of the Board and the CEO's responsibilities for the day-to-day management of the Group. All other Board members are independent Non-executive Directors who offer strategic guidance and constructive challenge to management. At the date of this report, the Board consists of 10 Non-executive Directors and one Executive Director, who is the CEO.

The Board's size allows for effective decision-making and reflects a broad range of views and perspectives. More information on the skills and experience of individual Directors can be found in their biographies on pages 160 to 164. More information on their independence can be found on page 185.

The Chair, CEO and SID all have written terms of reference, which are approved by the Board and kept under regular review.

Board meetings



Typically, five meetings each year are held in person, and two shorter meetings are held virtually. In addition, the Board (or a committee established by the Board for that purpose) will meet virtually to discuss the full-year and half-year results. Scheduled meetings typically take place at our head office in Hong Kong or at one of our businesses, providing opportunities for Board members to engage directly with management and the wider workforce. Additional meetings are arranged as required and are often held virtually, particularly if called at short notice.

Board and committee papers are typically provided one week ahead of a meeting and where a Director is unable to attend, their views are canvassed in advance by the Chair.

How we operate continued

Roles, responsibilities and meeting attendance

Role and responsibilities	Board member	Board meetings[1]	AGM attendance 2023
Chair The Chair is responsible for the leadership of the Board in its role to promote the long-term sustainable success of the Company and in holding management to account. She shapes the culture in the boardroom, is responsible for ensuring the Board's effectiveness and leads on Director-level succession. Working with the CEO, the Chair sets the Board's agenda, with a focus on strategy, performance and value creation, and ensures effective communication with shareholders and other stakeholders. Together with the CEO, she also represents the Group externally. *Read more in the Chair's statement, page 10*	Shriti Vadera	9/9	Y
CEO The CEO is accountable to, and reports to, the Board. He is responsible for the day-to-day management of the Group, including developing and recommending the Group's long-term strategic objectives and business plans to the Board. He is also responsible for executing the approved strategy and business plans, and embedding the Group's values and culture. The CEO plays a key role in communicating with shareholders and other stakeholders, and in establishing the Group's internal control framework. *Read more in the Strategic report, page 2*	Anil Wadhwani	9/9	Y
Senior Independent Director The SID acts as a sounding board for the Chair and supports her in the delivery of her objectives. The SID is also an intermediary for other Directors and shareholders as needed and leads the annual performance evaluation of the Chair.	Jeremy Anderson	9/9	Y
Non-executive Directors Non-executive Directors offer constructive challenge to management and hold them to account against agreed performance objectives. They also provide strategic guidance, offer specialist advice and serve on at least one of the Board's committees.	Arijit Basu	9/9	Y
	Chua Sock Koong	9/9	Y
	David Law (until May 2024)	5/5	Y
	Ming Lu	9/9	Y
	George Sartorel[2]	7/9	Y
	Mark Saunders (from 1 April 2024)	6/6	Y
	Claudia Suessmuth Dyckerhoff	9/9	Y
	Jeanette Wong	9/9	Y
	Amy Yip	9/9	Y
Committee chairs Committee chairs are responsible for the leadership and governance of their respective Committees. They set the agenda for committee meetings and report to the Board on committee activities. *Audit Committee report – Page 189* *Risk Committee report – Page 196* *Directors' remuneration report – Page 204* *Nomination & Governance Committee report – Page 181* *Sustainability Committee report – Page 187*	Jeanette Wong (Audit Committee)		
	Jeremy Anderson (Risk Committee)		
	Chua Sock Koong (Remuneration Committee)		
	Shriti Vadera (Nomination & Governance Committee)		
	George Sartorel (Sustainability Committee)		

(1) The Board held seven scheduled meetings, plus two additional short meetings to consider full-year/half-year results.
(2) George Sartorel was unable to attend two Board meetings during the year: one due to illness and one due to travel commitments.

Standing Committee

In addition to the principal committees, the Board operates a Standing Committee that meets to discuss any ad hoc urgent issues that cannot be delayed until the next scheduled Board meeting. All Directors are members of the Standing Committee. Before making decisions, the Standing Committee must agree that the topics for discussion do not require consideration by the whole Board.

The Standing Committee allows for agile decision-making when required, while ensuring that all Board members receive notice of items that need to be addressed urgently and have an opportunity to contribute. In 2024, the Standing Committee met four times.

Delegation to management

While responsibility for the day-to-day management of the business and implementation of strategy has been delegated to the CEO, the CEO delegates certain responsibilities to senior executives (principally to other members of the GEC). In addition, the Board has delegated certain approvals to the GEC, within financial limits set by the Board.

The members of the GEC, and short biographies of each individual, can be found on pages 165 to 167.

The GEC meets every week and supports the CEO in the day-to-day management of the business and the implementation of strategy.

Each Strategic Business Group is headed up by a Regional CEO who is responsible for driving performance, operational excellence and sharing of best practice for the mature and growth businesses within their business group. The Regional CEOs of these groups are responsible for the operational results of the businesses within their group and for the Group-wide delivery of enabling functions. The Eastspring CEO is responsible for the growth of Eastspring's business and the delivery of its investment performance.

Business review meetings take place every quarter to review business performance over the previous quarter and discuss the outlook and plans for the upcoming quarter, led by the CEO. Each quarterly meeting includes different focus areas, for example results preparation in the first quarter and the business plan in the fourth quarter of the year. Participants include members of local executive committees, members of the GEC and other key members from head office and the Strategic Business Groups.

Subsidiary governance

Prudential is committed to high standards of governance across the whole Group. The Group Governance Manual (GGM) outlines the Group-wide approach to governance, risk management and internal control, and helps embed it into the day-to-day operations of the business. The principles that guide our values and the personal conduct expected of our workforce are set out in the Group Code of Conduct (Code), which sits at the heart of the GGM.

The Code is reviewed yearly by the Sustainability Committee (until 2024, the RSWG carried out the review) and is approved by the Board. All employees provide confirmation each year that they have adhered to these standards. The Code can be found on our website www.prudentialplc.com/investors/governance-and-policies/code-of-business-conduct.

The GGM also outlines the Group's governance framework, Group-wide policies and standards, including the Group Risk Framework, delegated authorities and lines of responsibility, and is supported by a programme of regular training across the Group.

The Nomination & Governance Committee monitors significant aspects of the Group's governance framework and governance policies, including those of the Group's Material Subsidiaries (as described below), and makes recommendations to the Board when needed. The Risk Committee approves the GGM's Group Risk Framework, an integral part of the GGM, while the Audit Committee monitors Group-wide compliance with the GGM throughout the year. Businesses manage and report compliance with the Group-wide mandatory requirements set out in the GGM through an ongoing GGM policy exemption and breach reporting process. This includes compliance with the Group Risk Framework, which is summarised on pages 179 to 180 of this report.

Reflecting the developing nature of the Group and the markets we operate in, the GGM is reviewed regularly with any significant changes to key policies reported to the relevant Board Committee. The GGM helps the Board embed the Group's system of risk management and internal control into the day-to-day operations of the business.

Material subsidiaries

The Group's Material Subsidiaries are made up of our insurance subsidiaries in Hong Kong, Indonesia, Malaysia and Singapore and the Eastspring holding company.

Material Subsidiary	GEC member responsible
Prudential Hong Kong Limited	Angel Ng, Regional CEO, Greater China, Customer and Wealth
PT Prudential Life Assurance (Indonesia)	Solmaz Altin, Regional CEO, Growth Markets, Health and Agency
Prudential Assurance Malaysia Berhad	Solmaz Altin, Regional CEO, Growth Markets, Health and Agency
Prudential Assurance Company Singapore (Pte) Limited	Dennis Tan, Regional CEO, Singapore, Thailand, Vietnam, and Partnership Distribution
Eastspring Investments Group Pte. Ltd	Bill Maldonado, CEO, Eastspring Investments Group

Prudential's Material Subsidiaries and a number of other subsidiaries have appointed independent non-executive directors to their boards and have established audit and risk committees with standard terms of reference. All audit and risk committees of the Material Subsidiaries, as well as a number of those of other subsidiaries, are chaired by an independent board member. To ensure consistent communications, the Chairs of the Group Audit and Risk committees maintain regular dialogue with their counterparts in each of the Material Subsidiaries. In addition, Material Subsidiaries and other life insurance businesses that operate local audit and risk committees provide written updates to Group-level committees and can refer issues to the Group committee chairs or Management if needed.

In 2024, the chairs of the Group Audit and Risk committees hosted two online subsidiary governance forums in May and in October, where they met with Non-executive Directors from each of the Material Subsidiaries to discuss areas of mutual importance. These included the Group's strategy, performance, operating model, sustainability, technology strategy, key areas of focus in audit and risk and the operating and control environment, including preparations for compliance with the updated UK Code requirements, applicable from January 2026.

How we operate continued

Regulators

Prudential Corporation Asia Limited is a designated insurance holding company under the Hong Kong IA Insurance Ordinance and falls within the scope of the Hong Kong IA's Group-wide Supervision (GWS) Framework. The GWS Framework includes requirements for Hong Kong insurance groups to have appropriate corporate governance arrangements in place and to maintain appropriate internal controls for the oversight of their business.

Individual regulated entities within the Group are also subject to entity-level regulations in the jurisdictions in which they carry out business.

We are committed to holding constructive discussions with regulators and our Chair, CEO and CRCO represent the Group in these interactions.

Stakeholder engagement

Information on the Board's engagement with, and discussion of, stakeholder views as part of the Board decision-making process can be found on pages 89 to 99.

Employee voice

Prudential's programme for workforce engagement is led by the Sustainability Committee and all Board members take part in engagement activities. An overview of the workforce engagement activities during 2024 can be found in the Section 172 Statement on page 95.

Shareholder Communication Policy and engagement

We have dual primary listings on the Hong Kong Stock Exchange and the London Stock Exchange, as well as a secondary listing on the Singapore Stock Exchange and a listing of American Depositary Shares on the New York Stock Exchange. These listings are each subject to laws or rules that inform our Shareholder Communications Policy.

This policy provides that shareholders and the larger investment community are provided with timely access to balanced and understandable information about the Company and its financial performance, strategic goals, plans and material developments. This helps all shareholders and prospective shareholders exercise their rights in an informed manner.

Information released by the Company to these stock exchanges is also posted on the Company's website (www.prudentialplc.com). Prudential's corporate communications are available in English and Chinese.

Frequent shareholder meetings are held by Management, led by the Chief of Investor Relations, with many of those meetings attended by the CEO, CFO and/or another member of the GEC. During 2024 meetings were held with institutional investors in Asia, North America, Europe, UK and the Middle East. These took a variety of forms including one-on-one and group sessions, participation in investor conferences, and roadshows, organised in some cases by brokers. You can find a summary of the Board's stakeholder engagement activities in the Section 172 Statement on pages 89 to 99. The views and opinions arising from these meetings and interactions are taken into account by the Board when making strategic decisions.

In addition, the Chair holds an annual engagement programme with major shareholders focusing on governance and strategy. The Remuneration Committee Chair also engages with major shareholders each year to hear their feedback on the implementation of the Directors' Remuneration Policy and Remuneration Policy proposals before they are put to a shareholder vote. Other Non-executive Directors, in particular the SID and committee chairs, are available to meet with shareholders on request. Shareholders can share their views on issues affecting the Company through various channels throughout the year, including investor events. Retail shareholders can access dedicated services through the Company's registrar, Computershare. More information is available in the Shareholder information section on page 412 and on the Company's website, including contact details for the Group's Secretariat.

The Board conducts an annual review of its Shareholder Communications Policy. For the year ended 31 December 2024, the Board concluded that the Shareholder Communications Policy continues to be effective.

Alongside the 2024 half year results, management provided an update on progress in the delivery of its operational and financial objectives as set out in the 2023 strategy. The Group continues to conduct an extensive programme of investor interactions and host presentations in many locations as part of its global investor relations programme. It seeks to maintain open and regular communications with shareholders and the research community supported by live and online material. The Regional CEOs also provide regular updates. The Group remains focused on supporting an increase in share trading liquidity on the Hong Kong line and has maintained an enhanced programme of related marketing in the Asia region, particularly in Mainland China and in Hong Kong, targeting both retail and institutional investors.

The Group's AGM in 2024 was held in Hong Kong as a hybrid meeting with shareholders attending in person and online. The Group plans to continue to offer hybrid meetings to investors. In addition, a separate event was held in London in September for retail shareholders, where they had the opportunity to meet with the Chair, the CEO, the CFO and Management.

Key areas of focus – how the Board spent its time in 2024

Strategy, business plan and capital

Business and strategy deep dives

– Reviewed on ongoing basis the Group portfolio and strategic options, and the Group's financial profile including actions to drive cash flow generation and diversification, and balance sheet optimisation;
– Strategy deep dives including the strategic pillars and enablers underpinning the Group's strategy, with a focus on customer, health and technology;
– Strategy deep dives into the Group's life businesses in Malaysia, Taiwan and Vietnam as well as the Eastspring asset management business;
– Discussed macroeconomic and geopolitical trends affecting the Group's key markets; and
– Reviewed progress of execution of the refreshed strategy announced in August 2023. At each meeting the CEO presented on progress of execution including against agreed KPIs. In addition, the Chief Transformation Officer led a detailed progress update in October.

Business plan and budget

– Approved the 2025–2027 financial plan; and
– Approved the 2025 strategic priorities.

Key transactions

– Considered potential listing of ICICI Prudential Asset Management Company and partial divestment of the Group's interest in it;
– Reviewed and approved a bancassurance partnership with Bank Syariah Indonesia; and
– Approved the purchase of the remaining 49% stake in Prudential Zenith Life Nigeria (our Nigeria Joint Venture) and a 25-year bancassurance agreement.

Capital

– Ongoing consideration of capital allocation, continuing to prioritise investment in organic new business at attractive returns and in enhancing capabilities to support execution of the Group's strategy, whilst evaluating all investment decisions against the alternative of returning surplus capital to shareholders;
– Considering and approving additional guidance on how the Board assesses the deployment of free surplus (announced in June) and approval of $2 billion share buyback programme;
– Approved the 2023 second interim dividend and the first interim dividend for 2024 which included a scrip dividend option on the Hong Kong line (starting with the first interim dividend for 2024); and
– Approved a second tranche of Group capital injection into CITIC-Prudential Life Insurance Company Limited to complement the ongoing actions the business is already undertaking and approved actions to mitigate the effect on the Group of falling interest rates in China.

Performance, business and operations

Performance

– Reviewed and scrutinised the operational performance of the business in key markets and across distribution channels;
– Board visit to Malaysia with deep dives into the strategy and performance of the Prudential life and Takaful businesses, and the Eastspring businesses;
– Received regular reports from the CEO and CFO; and
– Received reports from regional business heads.

Financial results

– Reviewed and approved the half-year and full-year results and the US Form 20F;
– Considered fair, balanced and understandable requirements in the half- and full-year financial reports, after a review by the Audit Committee;
– Reviewed and approved the Going Concern and Viability Statements that appeared in the 2023 Annual Report and the Going Concern Statement for the 2024 half-year report;
– Considered the adoption of the Traditional Embedded Value (TEV) basis of calculating the Group's embedded value and reviewed the impact of TEV on key metrics and valuation; and
– Approved quarterly performance updates for Q1 and Q3.



How we operate continued

Governance, risk, approvals and Board succession

Risk management and internal control

– Received regular reports from the CRCO;
– Discussed major risks impacting the business, including macroeconomic and geopolitical risks, and political and regulatory developments;
– Approved updates to the Group risk appetite and the Own Risk and Solvency Assessment for submission to the Hong Kong Insurance Authority; and
– Reviewed the risk management and internal control system and confirmed the effectiveness of the controls.

Approvals

– Reviewed the terms of reference for the Board, its Committees, senior Board roles and other standing delegations;
– Established the Sustainability Committee and approved its terms of reference; and
– Approved key matters requiring Board approval under internal policies.

Board committees

– Received reports from the Chairs of the Audit, Nomination & Governance, Remuneration and Risk Committees, the RSWG (succeeded by the Sustainability Committee).

Board evaluation and succession planning

– Considered development and succession planning for the CEO and other GEC roles, as well as development and succession planning across the succession pipeline; and
– Received the findings of the 2023 external Board evaluation, discussed and agreed the 2024 action plan and monitored progress.

Stakeholders

Received regular reports from the CEO's stakeholder engagement.

Customers

– Customers are considered as a core part of all discussions on business performance and operations;
– Discussed customer proposition, products and customer service as part of deep dives into individual businesses and as part of regular business updates;
– Considered the customer strategy and progress against agreed metrics;
– Considered the impact of macroeconomic trends on customers and discussed initiatives to mitigate the impact of them;
– Board workshop on customer-centric culture and presentation of key initiatives by teams from Hong Kong and Singapore life businesses; and
– As part of the Board visit to Malaysia, presentations from the teams in Malaysia on key initiatives to enhance products and customer journeys, as well as the progress made developing products to support underserved segments of the population.

Investors

– Received regular reports from the CEO, the CFO and the Chief of Investor Relations on investor engagement and key topics of investor interest;
– Received feedback from the Chair and Remuneration Committee Chair on their annual shareholder engagement programmes;
– Discussed output from externally facilitated investor perception survey;
– Discussed development of the investor base and increasing liquidity in Hong Kong; and
– Approved key items for, and attended, the AGM.

Workforce

– Received updates from the RSWG/Sustainability committee and directly from the CEO and Chief Human Resources Officer (CHRO) on various people, culture and talent initiatives and the output from Group-wide employee surveys; and
– Various workforce engagement activities (see page 119 for further details).

Regulators

– Received regular reports from the CEO and CRCO on the Group's engagement with its key regulators;
– Received feedback on Regulatory College and received Regulatory College Letter from Hong Kong Insurance Authority (Hong Kong IA);
– Met with the Deputy Prime Minister of Singapore;
– Received reports from the Chief Government Relations and Policy Officer on key government and political developments, regulatory policy updates and steps taken to develop and strengthen government relation capabilities in priority markets; and
– Considered the government relations strategy.

Board performance

The Board carries out formal and rigorous reviews of its performance and that of its committees and individual Directors. These reviews are overseen by the Nomination & Governance Committee and are carried out each year. In line with governance guidelines, the assessment is carried out by an external assessor every three years.



Year 1
Internal Board Evaluation
Interview and/or questionnaire-based review, led by the Chair and the Company Secretary
Year 2
Internal Board Evaluation
Interview and/or questionnaire-based review, led by the Chair and the Company Secretary
Year 3
External Board Evaluation
Interview-based review, facilitated externally

The performance review of the Board and its Committees for 2024 was conducted internally.

In addition to the annual evaluation, the Chair meets regularly with the Non-executive Directors to exchange feedback on the Board's performance.

Internal board performance review process for 2024



1 Scoping

- Company Secretary discussed proposed approach with Chair.
- Chair and Company Secretary updated Nomination & Governance Committee.



2 Interviews

- Company Secretary conducted face-to-face interviews with each Director and a number of key contributors to Board meetings, following up on the outcomes of the 2023 external evaluation to assess progress in the areas highlighted and to identify any new areas of focus.
- Board and GEC members discussed their reflections on Board and Management performance in 2024 and identified areas for further enhancement, which were incorporated into the outcome report of the Board review.



3 Feedback

- Company Secretary discussed feedback with Chair and CEO.
- Chair consulted other Board and GEC members on individual performance of each Director and fed back observations in one-to-one conversations.
- SID consulted with Board members on performance of Chair and fed back observations to the Chair.



4 Outcomes

- Outcomes of individual Director reviews discussed by Nomination & Governance Committee and supported recommendation for re-election.
- Outcomes from Board & Committee evaluation discussed at Nomination & Governance Committee/ Board to exchange ideas, agree priorities and actions.

How we operate continued

The review confirmed that good progress had been made in addressing the recommendations from the 2023 review and that the Board and its principal Committees continued to operate effectively during the year and no major improvements were required, however a number of suggested areas for improvement were discussed.

Through the evaluation and subsequent discussion, the Board identified areas of particular focus and related actions:

Theme	Outcome of 2024 review
Operation of the Board	– Review Board forward agenda to increase time on strategic matters during meetings in person relative to operating and financial performance – Noting progress in 2024, continue to streamline Board papers and hone key messages – Refine the suite of metrics to support the Board's monitoring of performance and progress against execution of strategic and financial objectives
Induction and education	– Identify opportunities for Board education sessions in anticipation of key topics coming to the Board or Committees for discussion – Bring more external perspectives into the Boardroom

Actions during 2024 arising from the 2023 review

Theme	Outcomes of 2023 review	Progress in 2024
Induction and education	– Enhance Non-executive Director induction processes. – Board scheduling to maximise opportunities for Board travel to markets together post Covid.	– The induction of Mark Saunders (see page 183) was overseen by the Nomination & Governance Committee. Progress against the agreed induction programme was reviewed by the Chair mid-way through and adapted. – The full Board visited Malaysia and Singapore. A group of Risk Committee members visited Vietnam. Additional opportunities for market visits will be added in 2025.
Relationship with senior management	– Develop a more structured approach to the development of relationships between the Board and the GEC talent pipeline.	– Opportunities were provided during the year for the Board to meet new GEC members, including at informal events. – All GEC members attended Board meetings. – The Board received detailed briefings on actions taken to build the leadership succession pipeline and had opportunities to meet with top talent in various markets.
Operation of the Board	– Continue focus on streamlining Board papers and honing key messages.	– Paper guidelines have been refreshed and workshops were held with key paper preparers. – Introduced new dashboards and additional focus on Group Top Risks in the relevant papers.
Group governance	– Review articulation of Group model and interaction between Group and subsidiary boards and committees. – Formalise the Responsibility & Sustainability Working Group as a Sustainability Committee with responsibilities to include leading on workforce engagement.	– The Board discussed changes to the Group model, including the centralisation of certain activities, in respect of different functions and will continue this into 2025. – Following a review of subsidiary governance arrangements by the Nomination & Governance Committee in 2023, the Group Audit and Risk committees are responsible for oversight of the effectiveness of subsidiary audit and risk governance arrangements and discussed enhancing arrangements for subsidiaries in the materiality tier below the Material Subsidiaries. – The Sustainability Committee was established in September 2024, replacing the Responsibility & Sustainability Working Group.

Director evaluation

Individual performance evaluation of Non-executive Directors was undertaken by the Chair, who gathered feedback from each Board member and from relevant GEC members on each Director's performance. The Nomination & Governance Committee discussed the performance of Directors at its meeting in March 2025 as part of the overall Board evaluation. The Chair relayed feedback on individual Directors' performance in one-to-one conversations.

Feedback on the performance of the Chair was separately gathered by the SID, who held a meeting of the Non-executive Directors without the Chair present. The SID then discussed the feedback with the Chair.

The outcome of these evaluations informed the Nomination & Governance Committee's recommendation for Directors to be put forward for re-election by shareholders.

The performance of the CEO, in his executive capacity, is subject to regular review. As part of the annual performance evaluation of all employees, the Chair assessed the performance of the CEO in consultation with the non-executive Board, while the CEO appraised the performance of all other GEC members. The Chair of the Risk Committee provided feedback to the CEO on the performance of the CRCO, and the Chair of the Audit Committee provided feedback to the CEO on the performance of the CFO. GEC members' performance, including that of the CEO, is also reviewed by the Remuneration Committee as part of its decision-making.

Risk management and internal control

The Board is responsible for making sure that an appropriate and effective system of risk management and internal control is in place across the Group.

The framework of risk management and internal control centres on clearly delegated authorities that provide Board oversight and control of important decisions. Reflecting principles set out in the Group Code of Conduct, the framework sets clear expectations around the management of risk across the Group. It has been designed to monitor and manage, rather than eliminate, the risk of not meeting objectives, while taking into account the interests of our different stakeholders.

As a provider of financial services, the Group recognises the interests of a broad spectrum of stakeholders and that managed acceptance of risk lies at the heart of the business. As a result, effective risk management represents a key source of competitive advantage for the Group. Through selective exposure to risk, we seek to generate customer and shareholder value, where these are an outcome of chosen business activities and strategy. These risks will be reduced when it is cost effective to do so. The Group's systems, procedures and controls are designed to manage risk appropriately, and our resilience and recovery plans aim to maintain our ability and flexibility to respond in times of stress. There are some financial and non-financial risks for which the Group has no tolerance, and these are actively avoided.

Internal control

The Group Governance Manual (GGM) sets out the general principles by which we conduct our business and defines our Group-wide approach to governance, risk management and internal control. More information on the GGM can be found on page 173.

Group-wide policies, internal controls and processes, based on the GGM, are in place across the Group and include controls around the preparation of financial reporting. The operation of these controls and processes supports the preparation of reliable financial reporting and of local and consolidated financial statements that adhere to applicable accounting standards, and the requirements of the Sarbanes-Oxley Act. These controls include certifications by the CEO and CFO of each business on the accuracy of information provided for use in the Group's consolidated financial reporting, and the assurance work carried out as required by US reporting requirements.

The Board has delegated authority to the Audit Committee to review the framework and effectiveness of the Group's system of internal control. The Audit Committee is supported by the assurance work carried out by Group-wide Internal Audit (GwIA) and the Group's Material Subsidiary audit committees, which oversee the effectiveness of controls in each respective business. Details of how the Audit Committee oversees the framework of controls and their effectiveness on an ongoing basis can be found on pages 189 to 195.

Risk management

A key part of the GGM is the Group Risk Framework, which requires all businesses to have established processes for: i) identifying; ii) measuring and assessing; iii) managing and controlling; and iv) monitoring and reporting the risks facing the business.

The Board determines the nature and extent of the principal risks it is willing to take to achieve its strategic objectives while taking into account the interests of our stakeholders. The Board has delegated authority to the Risk Committee to assist it in providing leadership, direction and oversight of the Group's overall risk appetite, risk tolerance and strategy. The Risk Committee also oversees and advises on the current and potential future risk exposures of the Group; reviews and approves the Group's risk management framework, including changes to risk limits within the Board-approved risk appetite; and monitors the effectiveness of the framework and adherence to the various risk policies. Its regular activities can be found on pages 196 to 200.

The Group's risk governance arrangements, which support the Board, the Risk Committee and the Audit Committee, are based on the principles of the 'three lines model': risk-taking and management, risk control and oversight, and independent assurance.

How we operate continued

Formal review of controls

A formal evaluation of the risk management and internal control system is carried out at least once a year. Before the Board reaches a conclusion on the effectiveness of the system in place, the report is considered by the Disclosure Committee and the Audit Committee, with risk-specific disclosures in the report also reviewed by the Risk Committee. This evaluation takes place before the publication of the Annual Report.

As part of the assessment, businesses carrying out the annual risk and control evaluation must produce a business controls report that includes the outcome of their risk and control assessment, including any relevant issues identified and reported by other Group oversight functions, findings from reviews undertaken by GwIA, which carries out risk-based audits across the Group, and any material issues arising from any external regulatory engagements. Any breaches or exemptions raised under Group policies and their implications for the functioning of internal controls are also considered. The Group Governance function, under the direction of the CRCO, supports the carrying out of this evaluation process.

The Group's effectiveness assessment follows the UK Financial Reporting Council (FRC) guidance on risk management, internal control and related financial and business reporting. In line with this guidance, the evaluation does not apply to material joint ventures and associates where the Group does not exercise full management control. In these cases, the Group ensures that suitable governance and risk management arrangements are in place to protect the Group's interests. Moreover, the relevant Group company which is part of the joint venture or associate must also comply with the requirements of the Group's internal governance framework.

The Group is currently identifying its material controls in relation to the internal control requirements introduced in the 2024 UK Corporate Governance Code. This work will underpin the Board's declaration around the effectiveness of the Group's material controls from the 2026 annual report onwards.

Three lines model

First line (risk-taking and management)
- Takes and manages risk exposures in accordance with the risk appetite, mandate and limits set by the Board;
- Identifies and reports the risks that the Group is exposed to, and those that are emerging;
- Promptly escalates any limit breaches or violations of risk management policies, mandates or instructions;
- Identifies and promptly escalates significant emerging risk issues;
- Establishes and maintains appropriate and effective structures, processes and controls for the management and mitigation of risk and issues/incidents on a day-to-day basis;
- Manages the business to ensure full compliance with the Group risk management framework as set out in the GGM; and
- Ensures adherence to all relevant regulations.

Second line (risk control and oversight)
- Assists the Board to formulate the risk appetite and limit framework, risk management plans, risk policies, risk identification, measurement, assessment and risk reporting processes; and
- Reviews and assesses the risk-taking activities of the first line, and where appropriate challenges the actions being taken to manage and control risks and approves changes to controls.

Third line (independent assurance)
- Provides independent assurance on the design, effectiveness and implementation of the overall system of internal controls, including governance structures and processes, risk management and compliance.

Each business must implement a governance structure based on the three lines model proportionate to its size, nature and complexity, and to the risks that it manages.

Effectiveness of controls

As outlined by provision 29 of the UK Code and provisions D.2.1, D.2.2 and D.2.3 of the HK Code, the Board reviewed the effectiveness and performance of the system of risk management and internal control during 2024. This review covered all material controls, including financial, operational and compliance controls, risk management systems, budgets and the adequacy of the resources, qualifications, experience of staff of the Group's accounting, internal audit, financial reporting and sustainability functions. The review identified areas for improvement and the necessary actions that have been or are being taken. The audit committees at Group and Material Subsidiary levels collectively monitor outstanding actions regularly and make sure enough resources and focus are in place to resolve them within a reasonable time frame.

The Board confirms that there is an ongoing process for identifying, measuring and assessing, managing and controlling, and monitoring and reporting the significant risks faced by the Group and confirms that the system remains effective.



Nomination & Governance Committee report

Committee's purpose

The Committee is responsible for the oversight of Board and executive succession, overall Board effectiveness and corporate governance matters. It ensures that the Board retains an appropriate balance of skills to support the strategic objectives of the Group, is responsible for the development of a formal, rigorous and transparent approach to the appointment of Directors, and maintains effective succession planning. It also supports and advises the Board on governance arrangements.

More information on the role and responsibilities of the Nomination & Governance Committee can be found in its terms of reference, which are available at www.prudentialplc.com/investors/governance-and-policies/board-and-committees-governance

Membership and 2024 meeting attendance

Committee members	Member since	2024 meetings
Shriti Vadera	May 2020 (Chair since January 2021)	4/4
Jeremy Anderson	November 2022	4/4
Chua Sock Koong	May 2022	4/4
Ming Lu	May 2021	4/4
George Sartorel[1]	May 2022	3/4

(1) George Sartorel was unable to attend one meeting due to illness.

Regular attendees

– Chief Executive Officer
– Chief Human Resources Officer
– Company Secretary

Diversity



60%   40%

■ Male ■ Female

The Committee continued to focus on Board succession planning, with particular emphasis on asset management experience and increasing our senior Board presence in Greater China.

Dear shareholder

I am pleased to present the report on the activities of the Nomination & Governance Committee during 2024.

After a period of change on the Board as we evolved its composition to reflect the significant transformation of Prudential to an Asia and Africa focused group, 2024 was a year of comparative stability.

We welcomed Mark Saunders to the Board in April, and ahead of David Law's retirement from the Board at the 2024 AGM, Jeanette Wong took over as Chair of the Audit Committee on 20 March. David and Jeanette worked together closely over a 12-month period to ensure a smooth handover of responsibilities.

The Committee considered the structure of the Board's committees and decided to convert the Responsibility & Sustainability Working Group (RSWG) to a principal committee of the Board. This new Sustainability Committee is chaired by George Sartorel and will build on the work of the RSWG, but with a remit more tightly focused on the sustainability agenda.

The Committee spends much of its time considering Non-executive Director succession planning and the composition of the Board, ensuring that the Board has the right combination of skills, experience and knowledge to oversee the Group and provide support and challenge to management as they execute the refreshed strategy. To do so, we continue to prioritise candidates with deep Asian operating experience, alongside ensuring a balance of specific market and sectoral experience: a particular area of focus in the Committee's thinking is enhancing asset management experience. In order to increase our senior Board presence in Greater China, and to support succession planning, we continue to search for candidates who could act as a Deputy Chair.

Nomination & Governance Committee report continued

Committee highlights 2024

- Ongoing succession planning for Non-executive Directors to reflect the Group's strategic objectives;
- Considered the Board's structure and composition;
- Oversaw Non-executive Director induction and Board performance review; and
- Monitored corporate governance developments, particularly changes to the UK and HK Corporate Governance Codes.

I am pleased with the diversity of thinking of the Board members we have, brought about by their different experiences. We have developed a collaborative atmosphere and a culture of transparency in the Boardroom, supported by positive and strong relationships between the Board and senior management.

Whilst the Committee also has responsibility for the oversight of senior executive succession planning, given the importance of this to the long-term sustainable success of the business, we have chosen to do this as a whole Board activity. To support the embedding of a new, more systematic Group-wide approach to talent development and succession planning that the CEO and Chief HR Officer have developed, the Board discussed succession planning twice in 2024 and will continue to review progress annually.

The Committee oversaw the induction programme for Mark Saunders, and the Board performance review, which this year was internally facilitated by the Company Secretary, following on from last year's externally facilitated review. The review concluded that good progress had been made addressing last year's recommendations and that the Board and its committees continued to operate effectively, whilst identifying areas for further enhancement.

As part of the Committee's governance oversight role, the Committee considered corporate governance developments, in particular the proposed changes to the Hong Kong listing rules and corporate governance code, as well as the changes to the UK listing rules and implementation of the 2024 UK Corporate Governance Code.

I would like to thank the Committee members for their diligence and contribution throughout the year.

Shriti Vadera
Chair of the Nomination & Governance Committee

Board composition, skills and succession

The Committee continually reviews the leadership needs of the Group, including both Executive and Non-executive Directors. Board succession plans are supported and informed by the results of the annual Board evaluation, individual Director evaluations and any skills gaps identified. Ongoing succession planning helps the Board maintain a balance in the mix of skills and experiences of its members.

The Committee reviews the size, structure and composition of the Board and its principal committees. As part of the review process, the Committee considers the balance of Non-executive to Executive Directors on the Board, the overall number of Directors and their respective skills and experience. The Chair also considers the needs of the Board and its committees as part of the annual Board performance review and the Committee discusses desired skills as part of succession planning throughout the year.

Non-executive Directors bring a range of industry experience, sector expertise and personal strengths to the Board. To support its assessment of skills and succession planning, the Committee maintains a skills matrix that helps map the Board's existing skills and identify any shortages relevant to the Group's strategic goals. The regular and ongoing review of candidates by the Committee allows for a controlled approach to the onboarding of new Non-executive Directors, and for a transition period in respect of Directors reaching the end of their tenure.

Whilst the Committee does not consider there to be any immediate skills gaps on the Board to address, the Committee is focused on identifying high-quality candidates who can deepen the Board's expertise in respect of asset management, digital/technology and/or who have a deep working knowledge of Greater China. In addition to their domain expertise, the Committee is seeking to identify candidates who could act as a Deputy Chair, in the immediate-term supporting the Chair in representing the Group and engaging with stakeholders in Asia, as well as providing longer-term succession planning.

During 2024, the Committee also reviewed the membership of the Board's principal Committees and recommended the membership for the newly established Sustainability Committee, which has replaced the RSWG.

Executive roles

Given the importance of executive succession planning to the successful delivery of the Group's strategy, the full Board discussed succession planning for the CEO and the other GEC roles. CEO and GEC succession planning had been identified as an area of focus in the 2022 Board evaluation following senior leadership changes that year and the Board continues to discuss progress made following the refreshed approach developed by the CEO and CHRO. Two sessions took place in 2024. In July, the Board discussed the systemic overhaul of the Group's approach to talent and succession management and the actions being taken to build the leadership and succession pipeline, with a particular focus on the development of leadership capabilities within the GEC and the succession pipeline for the CEO and GEC. In October, the Board discussed the output of the new standardised Group-wide approach to talent assessment and development (PruSuccess) and the actions being taken to build the leadership and succession pipeline across the Group Leadership Team, with a particular focus on LBU CEOs.

Process for appointing new Directors

The Committee helps the Board put in place a formal, rigorous and transparent approach to the appointment of new Directors, and is involved from the beginning when a vacancy or a gap in the Board's skills is identified. A role description that reflects the desired skills, experience and Committee feedback, as well as the Board's diversity objectives, is prepared, after which specialist search consultants are

briefed. A shortlist is drafted from the longlist provided by consultants, with Committee members and selected Board members interviewing the chosen candidates. The SID leads the Committee in the process of appointing a new Chair and the Chair leads the process for the appointment of a new CEO, involving all Non-executive Directors in the process.

Due diligence checks run alongside, which commence at an early stage to ensure there are no undue delays to the search and appointment process, and Prudential liaises with the relevant regulatory authorities. The Committee is kept up to date as needed.

During the year, the Committee engaged Spencer Stuart and Egon Zehnder to support searches for Non-executive Directors. Both firms are also engaged by the Group for management recruitment. There are no other connections to Prudential or to any of the Directors.

Directors' inductions, training and development

Working with the Chair, the Committee oversees the induction process by which each new non-executive appointee is provided with a tailored induction programme. The induction programme for new Non-executive Directors covers a series of core topics, including an overview of the Group, its key businesses and the control environment, as well as content tailored to reflect the new Board member's role, their prior industry experience and any particular needs identified during the recruitment process. For those who have not previously held a non-executive role, the programme also includes sessions to help the new Director transition successfully from an executive career to a non-executive role. Each new Board member is also assigned a longer-tenured Non-executive Director to support them in their new role and provide advice and feedback. New Directors usually join the Audit or Risk Committee to develop their knowledge of the business. During 2024, the Committee oversaw the induction for Mark Saunders.



Induction of Mark Saunders

In April 2024, Mark Saunders joined the Board as an Independent Non-executive Director and member of the Audit and Risk committees. As part of his induction, he spent time with other Board and GEC members. In particular, Mark had individual meetings with members of the GEC in order to get a detailed overview of the business and our various stakeholders. Mark met with each of the Regional CEOs to provide him with a deeper understanding of each of the markets and particular challenges faced. He visited the Malaysia, Singapore and Vietnam businesses for meetings with local management teams, receiving detailed briefings on each business. Mark also met with the functional leads on distribution, technology and health.

As part of his induction, Mark gained insight into the Group's business, strategy, performance, operations, risk management, culture and approach to sustainability. Mark also met with the Chairs of the Audit and Risk committees to gain an understanding of their key areas of focus. As a member of the Risk Committee, Mark met with the CRCO who provided an overview of the Group's risk profile, risk framework and key risks. He had more detailed sessions with senior members of the Risk team covering areas such as risk appetite limits and triggers, capital regimes, conduct, and prevention of financial crime.

As a member of the Audit Committee, Mark met with the internal and external auditors who provided their views on financial reporting and had detailed discussions with the Chief of Financial & Capital Reporting and the Chief of IFRS Delivery. He also met with the Group Director, Global Investigations who provided a briefing on the Group's speak out programme. In addition, Mark met with the Group's brokers for an external perspective on the Group's shareholder base and key issues for investors.

Mark received briefings on his duties as a Director under relevant UK and Hong Kong corporate governance frameworks and the Group's regulatory environment. Given this is Mark's first role as a non-executive director, Mark's induction focused in detail on board practice and the role of non-executive directors. Internal sessions were supplemented with external training to help Mark transition successfully from an executive career to a non-executive role. Mark also received relevant training on 28 March 2024 on his obligations as a director of a Hong Kong listed company as required by Rule 3.09D of the Hong Kong Listing Rules and confirmed his understanding of those obligations.

Chua Sock Koong was chosen as the long-standing Non-executive Director to support Mark during his first year on the Board. Following the conclusion of his formal induction programme, Mark provided the Company Secretary with feedback.

Nomination & Governance Committee report continued

Throughout the year, the Board and its committees received regular business updates and participated in deep-dive sessions that helped to develop their knowledge of individual businesses, current and emerging issues relevant to the Group and particular products and business opportunities. This included in-depth sessions about the Group's operations in different markets, with particular focus in 2024 on Malaysia, Taiwan, Vietnam and the Eastspring asset management business. There were also a number of sessions focused on deep dives to support the Board's oversight of the embedding of the key strategic pillars and enablers of the Group's refreshed strategy, including technology, customer and health.

In addition, the Board received updates on a number of topics, including market trends in key markets and the global asset management industry, macroeconomic and geopolitical risks, political and regulatory developments in relevant countries, and AI. The Audit Committee received refresher training on embedded value calculation methodologies, and the Audit Committee and the Board received updates on TEV calculation methodology and the impacts of its adoption on the Group. The Risk Committee received regular updates on geopolitical, macroeconomic and regulatory developments, updates on regulatory developments and external trends in respect of financial crime, cyber security, data privacy, and AI, and on a rotating basis were briefed by the CROs of the Material Subsidiaries on the regulatory developments, industry trends and key risks in their markets. The Sustainability Committee held a training session facilitated by external advisers on global sustainability trends affecting the insurance industry.

All Directors have the opportunity to discuss their individual development needs as part of their Director evaluations and are encouraged to ask for specific updates during the year. At the end of the year, suggested topics are shared with the Board for feedback. Directors are asked to provide information on any external training or development on a yearly basis. All Directors have the right to obtain professional advice at Prudential's expense.

Board, Committee and Director performance reviews

The Committee oversees the performance review of the Board, its committees and individual Directors and considered the approach to the internal reviews carried out in respect of performance during 2024. No material issues were identified in respect of the operation of the Board or the principal Committees, which were included in the Board evaluation. The findings were presented to the Board and the Committee in March 2024 and are described on page 177.

Following evaluation, the Committee decided that each of the Directors continued to perform effectively and was able to devote appropriate time to their responsibilities, and that the Board and its Committees had an appropriate combination of skills, experience and knowledge.

In support of this decision, the Committee found that the Non-executive Directors continued to demonstrate the desired attributes and contribute effectively to decision-making, and that they exercised sound judgement in holding Management to account. As a result, the Committee recommended these Directors for re-election at the 2025 AGM.

Board Diversity Policy

To help bring a range of skills and expertise to the Board, the Committee seeks candidates with backgrounds, experience and skills that boost the Board's capabilities, especially in the markets where we operate. When searching for new candidates, the Committee briefs search consultants on the Board's requirements with candidates selected against a range of criteria and considerations that include sector-specific knowledge, operational experience and commercial acumen, insights into the markets in which the Group operates, diversity (including diversity of thinking), inclusion, equal opportunities, and social, educational and professional backgrounds.

The UK Listing Rules require boards to meet and report on diversity and gender targets. The Board's target for female representation on the Board is 40 per cent by the end of 2025. As of 31 December 2024, the role of Chair was held by a woman and the overall representation of women on our Board was 45 per cent. Three of our five principal committees are chaired by a woman.

The Parker Review recommends that we appoint at least one Director from what is regarded in the UK as an ethnic minority background. We do not consider this to be the most pertinent measure for an Asia-based group. We aim to reflect the diversity of our markets in our Board composition and we have comfortably exceeded this recommendation, with 7 of our 11 Directors meeting the ethnicity criteria as at 31 December 2024 (63 per cent). We are one of only nine FTSE 150 companies with a non-white Chair.

The Group's Diversity and Inclusion Policy applies at all levels of the business and the Committee is responsible for overseeing a diverse pipeline of talent for the Board and other senior roles, driving a Group-wide culture where our people feel valued, are treated fairly and are respected.

The Committee considers that the pipeline for diverse talent to serve on the GEC is reasonable, but with continued effort needed. We met our target of employing 35 per cent women in Group Leadership Team roles by the end of 2023. As at 31 December 2024, the representation of women was 37 per cent. Our Group Leadership Team comprises the direct reports of all GEC members, all CEOs of our life businesses and their direct reports, all CEOs of our Eastspring businesses, and select roles that are essential in delivering our strategy.

Inclusive leadership practices apply to the Board, the Committees and the wider organisation.

A full description of the Group's activities on D&I throughout the workforce, including at senior management level, can be found in the Sustainability section on pages 119.

The following table sets out the information Prudential is required to disclose under UK LR 6.6.6R(10) and the information is provided as of 31 December 2024.

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, SID and Chair)[2]	Number in executive management[3]	Percentage of executive management
Gender identity or sex[1]					
Men	6	55%	2	7	70%
Women	5	45%	1	3	30%
Not specified/prefer not to say	—	—	—	—	—
Ethnic background[1]					
White British or other White (including minority-white groups)	4	36%	1	5	50%
Mixed/Multiple ethnic groups	—	—	—	—	—
Asian/Asian British	7	64%	2	5	50%
Black/African/Caribbean/Black British	—	—	—	—	—
Other ethnic group	—	—	—	—	—
Not specified/prefer not to say	—	—	—	—	—

Notes
(1) The information in this table was sourced directly from individuals concerned. Members of the Board and Executive Management were provided with the prescribed disclosure categories and asked to complete them based on their self-identification.
(2) The CFO is not a Board position but serves as a member of the GEC.
(3) For the purposes of this disclosure, 'executive management' means the GEC, comprising the CEO and his direct reports.

> More details on how the Group creates an equitable and meritocratic workplace where talent thrives can be found in the Sustainability section of this Annual Report, on page 120

Terms of appointment

Non-executive Directors are appointed for an initial term of three years and, subject to review by the Committee and re-election by shareholders, it is expected that Non-executive Directors serve a second term of three years. After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three additional years, or more in certain limited circumstances. Reappointment is subject to rigorous review as well as re-election by shareholders.

In line with the UK Code, the notice of the AGM includes details on the skills and experience of each Director seeking re-election and specific reasons why their contribution is, and continues to be, important to the Company's long-term sustainable success.

The Directors' remuneration report sets out the terms of Non-executive Directors' letters of appointment and the terms applicable to the Executive Director's contract.

Independence

All Directors have a statutory duty to exercise independent judgement. For Non-executive Directors, the application of independent judgement is critical to their role in providing constructive challenge and holding management to account, while providing strategic guidance and offering specialist advice. The independence of Non-executive Directors is assessed as part of the appointment process and is reviewed annually. To support the assessment, each Non-executive Director (except the Chair) provides an annual independence confirmation. Members of the Audit Committee are also assessed against the independence criteria outlined in the Sarbanes-Oxley Act.

Following review by the Committee, all Non-executive Directors were considered to be independent. The Chair, who was independent on appointment, is no longer assessed as independent in accordance with the UK Corporate Governance Code.

When considering the independence of the Non-executive Directors, the Committee and the Board took into account that both Jeremy Anderson and Jeanette Wong serve as non-executive directors of UBS Group AG and that Chua Sock Koong and Jeanette Wong serve as members of the Singapore Securities Industry Council. The Committee and the Board have determined that these relationships do not affect the independence of those Non-executive Directors. Based on their contributions to Board discussions to date, the Board is confident that they can be expected to continue to demonstrate objectivity and independence of judgement.

Time commitment

Non-executive Directors are expected to devote sufficient time as is needed to carry out their duties. The expected time commitment for Non-executive Directors is agreed and set out in writing in their letter of appointment. The appointment process also evaluates the individual's external time commitments and their impact on the person's suitability for the role. The assessment takes into account the time required to prepare for and attend Board and committee meetings, the AGM, general projects, Board training, dinners and other activities. Any other external appointments that could impact a Director's ability to meet their expected time commitments must first be discussed with the Chair, or, in the case of the Chair, with the SID. Where there are potential conflicts or concerns over time commitment, external appointments must also be approved by the Committee or the Board.

Should the Executive Director wish to take on any external appointments, this would also be subject to Board consent. In line with UK Code recommendations, the Executive Director is not permitted to hold more than one non-executive directorship with a FTSE 100 company or other significant appointment.

The time commitment required of the Non-executive Directors is kept under periodic review by the Committee to align with any changes to the meeting cycle of the Board and the principal committees.

The Committee was satisfied that all Non-executive Directors had committed sufficient time to meet their responsibilities and contribute effectively.

Nomination & Governance Committee report continued

The current time expectations for Board and Committee members are given below. The time expectations of Directors performing Chair roles are considerably more.

Number of regular scheduled meetings



Board

Approximate time commitment

7 meetings — **30 days**

Audit Committee

5 meetings — **15 days**

Risk Committee

5 meetings — **8.5 days**

Remuneration Committee

4 meetings — **6 days**

Sustainability Committee

3 meetings — **5.5 days**

Nomination & Governance Committee

3 meetings — **5 days**

The Board typically holds five meetings in person and two (shorter) meetings virtually, plus two additional short virtual meetings to consider full-year/half-year results.

The Nomination & Governance Committee typically holds three meetings but will meet as required in order to consider ongoing appointment processes.

In addition to five meetings, the Audit Committee holds a number of shorter virtual meetings to discuss corporate reporting and meets jointly with the Risk Committee, usually twice annually and with the Sustainability Committee, at least once annually.

In addition to five meetings, the Risk Committee meets jointly with the Audit Committee, usually twice annually.

In addition to four meetings, the Remuneration Committee holds an additional virtual meeting to consider year-end matters.

Conflicts of interest

Directors have a statutory duty to avoid conflicts of interest, and Prudential has procedures in place to identify and mitigate conflicts of interest. These processes help to ensure decisions are made in the best interests of the Company. The Board has delegated authority to the Committee to identify and authorise any actual or potential conflicts of interest, referring any especially material conflicts to the Board.

When recommending a candidate for appointment or re-election, the Committee considers the external appointments of the individual and, where appropriate, recommends authorisation of any conflicts to the Board, attaching conditions to the authorisation where necessary. Should a Director wish to take on a new external position during the year, the Chair (or the SID in the case of the Chair) will evaluate the proposed appointment and will refer it to the Committee (or the Board) for authorisation if a conflict or potential conflict is identified.

The Board considers that the procedures for dealing with conflicts of interest operate effectively.

Governance

The Committee is updated on corporate governance developments, which in 2024 included updates to the UK and Hong Kong corporate governance codes. The Committee also keeps under review significant aspects of the Group's governance framework and governance policies, including those of the Group's Material Subsidiaries, and makes recommendations to the Board when needed. In 2023, a review was carried out to make sure the governance framework supports the Group's strategic objectives, with particular attention given to Material Subsidiaries. All audit/risk committees of the Material Subsidiaries were considered to be appropriate for fulfilling their local requirements and their additional role in providing assurance support to the Group Audit and Risk committees, and there was a high degree of overall management satisfaction with the performance of the boards.

It was agreed that the Audit and Risk committees were better placed to oversee the effectiveness of subsidiary audit and risk governance arrangements. Starting in 2024, the Audit and Risk committees regularly consider the effectiveness of the audit and risk committees of the Material Subsidiaries, including the composition of those bodies and the effectiveness of individual members.



Sustainability Committee report

Committee's purpose

The Committee is responsible for providing leadership, direction and oversight of the Group's sustainability strategy including environmental matters, responsible investment, social sustainability and people. The Committee also leads on workforce engagement.

More information on the role and responsibilities of the Sustainability Committee can be found in its terms of reference, which are available at www.prudentialplc.com/investors/governance-and-policies/board-and-committees-governance

Membership and 2024 meeting attendance

Committee members	Member since	2024 meetings
George Sartorel, Chair	September 2024	3/3
Arijit Basu	September 2024	3/3
Claudia Suessmuth Dyckerhoff	September 2024	3/3
Jeanette Wong	September 2024	3/3

Regular attendees

– Chair of the Board
– Chief Executive Officer
– Chief Financial Officer
– Chief Human Resources Officer
– Chief Sustainability Officer
– Company Secretary

Diversity



| 50% | 50% |

■ Male ■ Female

Following its creation in September 2024, the Committee held workshops with management and external contributors to create a workplan and areas of focus, reflecting the external environment and internal strategic priorities.

Dear shareholder

I am delighted to present the first report from a Chair of the Sustainability Committee.

The Board established the Committee in September, replacing and building upon the work of the Responsibility & Sustainability Working Group (RSWG).

The remit of the RSWG had evolved since its creation in February 2021 in order to give more Board time and attention to topics requiring particular focus. In its first phase, the RSWG had particular focus on how the Group created, embedded and reported on its role in, and targets for, a just and inclusive energy transition for the emerging markets in which we operate. In 2022, with our climate change policies more mature, oversight of environmental and climate-related issues was transferred to the Risk Committee, which allowed the RSWG to focus more on customers and technology, in addition to people, culture and communities.

With customer and technology key pillars and enablers within the Group's strategy announced in August 2023, and with strategic roadmaps and key success metrics set out, the Board reviewed the remit of the RSWG and decided that it should now focus on the sustainability agenda and become a principal committee of the Board. This reflects how the Board sees sustainability as fundamental to how the Group creates long-term value for our shareholders, customers and communities in which we operate.

Sustainability Committee report continued

The primary role of the Committee is to oversee the development and implementation of the Group's sustainability strategy, covering the areas of the environment, responsible investment, social sustainability, and people and culture. We will look to ensure that the strategy and approach to sustainability is integrated with the Group's overall strategy and is aligned with the policies and needs of our markets, shaping how we work for and with policymakers, regulators and customers, and how we invest in our people and the communities in which we operate. The Committee will also continue to take the lead on the Board's workforce engagement activities, in which all Board members participate.

Whilst building on the previous work of the RSWG, we felt that it was important for us as a committee to take stock of the external environment in which the Group operates and the expectations of our stakeholders. In our initial meetings, and through workshop sessions with management and input from external experts, we have reflected upon the key areas where we want to focus our attention and have agreed a workplan for 2025. Our key areas of focus will include overseeing the development of the Group's inclusive insurance framework and the next iteration of the Group's Climate Transition Plan; monitoring progress against the Group's sustainability strategy and external targets; overseeing preparations for the adoption of new reporting requirements, as well as monitoring global trends in this area; and reviewing people initiatives and talent programmes to ensure that the Group is developing a skilled and adaptable workforce to align with our long-term vision and goals.

In September, the Committee reviewed the Group's Financing the Transition framework ahead of its publication as part of New York Climate Week. Following on from the Just & Inclusive Transition white paper we issued in October 2022, the framework sets out our approach to investing to support a fair and equitable energy transition in emerging markets.

At our meeting in October, we focused on the progress made embedding the sustainability operating model across the Group and developing maturity within our local markets with guidance from our Sustainability Centre of Excellence. We endorsed a framework developed to expand and diversify the Group's inclusive insurance offerings which help overcome affordability and access barriers. The framework provides a structure to guide our local business units towards identifying, piloting and developing commercially viable and scalable solutions for customers, allowing us to reach new customer segments and support long-term growth in emerging markets.

We also reviewed a refreshed strategy and approach for the Prudence Foundation, the Group's community investment arm, in order for it to achieve its aspiration of being a global leader in driving long-term impact for the communities that we serve by building financial wellbeing and enhancing health resilience for every life and every future. Alongside its targeted community engagement and investment programmes, the Foundation will also look to provide catalytic funding for the development of inclusive insurance offerings by our local business units.

You can find more detail on these topics in our Sustainability report – www.prudentialplc.com/en/sustainability/sustainability-reporting

The Committee is mindful of the need to ensure that the Group's external reporting presents a fair representation of our sustainability credentials and we held a joint meeting with the Audit Committee in December to agree the respective roles of the Committees as regards reviewing non-financial reporting and the supporting control framework.

The Committee has continued the work of the RSWG in receiving the detailed output from the Group-wide employee survey (PruVoice) and monitoring the progress made by management in addressing the key themes identified. Where the survey highlights particular issues, the Committee will deep-dive to better understand the nature of employee concerns and how effectively management are responding, following up with our own employee engagement activities where appropriate. Personally, one of the most rewarding aspects of my role is meeting employees and agents during the Board's market visits and participating in development programmes to hear about employees' experiences and how their careers are progressing with the Group. You can read more about employee engagement on page 119.

I would like to thank Committee members for their contributions to the work of the Committee and the RSWG during the year and look forward to reporting to you in more detail next year on the first full year of the Committee's activities.



George Sartorel
Chair of the Sustainability Committee



Audit Committee report

Committee's purpose

The Committee is responsible for oversight and review of financial reporting and non-financial reporting controls. It also oversees the effectiveness of the internal control and risk management system, and the effectiveness and objectivity of the internal and external auditors.

More information about the Audit Committee can be found in its terms of reference, which are available at www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance

Membership and 2024 meeting attendance

Committee members	Member since	2024 meetings[1]
Jeanette Wong, Chair	May 2021 (Chair since March 2024)	16/16
Jeremy Anderson	January 2020	16/16
Arijit Basu	September 2022	16/16
David Law	September 2015–May 2024 (Chair May 2017–March 2024)	5/5
Mark Saunders	April 2024	12/12
Amy Yip[2]	March 2021	14/16

(1) The Committee held five scheduled meetings, plus six additional meetings to consider financial reporting. In addition, the Committee held four joint meetings with the Risk Committee and one joint meeting with the Risk and Sustainability Committees.

(2) Amy Yip was unable to attend one scheduled meeting and one of the additional meetings due to travel commitments.

Regular attendees

- Chair of the Board
- Chief Executive Officer
- Chief Risk and Compliance Officer
- Chief Financial Officer
- Company Secretary
- Chief Internal Auditor
- Chief of Financial & Capital Reporting
- External Audit Partners

Diversity

60%	40%

■ Male ■ Female

The Committee has been focused on the transition to TEV reporting as well as supporting the business as it undergoes modernisation projects to help achieve its strategic objectives.

Dear shareholder

I am now coming up to the first year anniversary of my appointment as Audit Committee Chair, and we have had a full agenda as the business implements its revised strategy. I would like to thank David on behalf of the Board for his outstanding leadership of the Committee, and personally for the invaluable insights he provided to me as we worked together on the handover of the Chair role.

Early in the year, the Committee agreed that its key areas of focus for 2024 should include:

- Overseeing the embedding of IFRS 17 reporting processes and controls;
- Developing its understanding of TEV methodology approaches and overseeing the Group's adoption of TEV reporting;
- Monitoring implementation of enhancements to the Group's internal control environment; and
- Overseeing the programme to modernise the Group's Finance function.

As announced in August, the Group is expecting to convert to TEV methodology from the first quarter of 2025. The Committee has spent time developing its understanding of TEV and the implications of moving from the Group's historical European Embedded Value (EEV) basis, both in terms of reporting and the impact on the underlying business. The change will improve the comparability of our external reporting to our key peers and will reduce the economic volatility seen in our embedded value reporting, with a view to improving the transparency of underlying growth in new business profit.

Audit Committee report continued


Committee highlights 2024
– Considering the methodology for reporting on a TEV basis.
– Monitoring key projects, including enhancements to the Group's control environment and modernisation of the Finance function.


Comparative TEV results and TEV new business profit for full year 2023 were published alongside the Group's interim results on 28 August 2024. At that time, the Committee considered how the changes could be effectively communicated to the market and was satisfied that processes and controls around the production of those comparatives were suitably robust.

In December 2023, the Group commenced a two-year programme of work to deliver enhancements to the Group's control environment, as a key enabler for achieving the Group's growth strategy in which controls are efficiently managed to accelerate value through operational and financial discipline. The Committee has been kept updated throughout the period and a detailed update on progress was provided to joint meetings of the Audit and Risk committees held in May and December.

Management is engaged in a multi-year programme to modernise the Group's Finance function. The project is assessing the capabilities and tools needed across financial, actuarial and management reporting to run an effective and efficient finance function as the business grows and develops. The Committee has been focused on the safe delivery of the programme and supporting the realisation of the intended benefits.

In addition to these key areas of focus, the Committee carried out its regular cycle of activities in respect of financial reporting; approving the internal audit plan and monitoring significant findings; overseeing the relationship with the Group's external auditor, Ernst & Young LLP (EY) including safeguarding independence and approving non-audit fees, reviewing audit quality and recommending EY for re-appointment by shareholders; and receiving regular updates on matters arising from the Group's Speak Out (whistleblowing) procedures. You can read more about these activities below.

Working with other committees

In order to have oversight of the important issues considered by subsidiaries, the Committee continued to receive updates on the activities of the local audit committees. I also met regularly with the chairs of our Material Subsidiary audit committees and relayed those discussions to the Committee. In May and October, in order to foster a close working relationship and deepen our understanding of audit and risk-related topics across the Group, Jeremy Anderson and I chaired virtual conferences attended by the non-executive directors of the Group's Material Subsidiaries.

The Committee held other joint meetings with the Risk Committee to discuss the Group's approach to subsidiary audit and risk governance, non-financial and operational risks, cyber security, technology, data governance and AI. A joint meeting was also held with the Risk and Sustainability committees to agree the approach to oversight of non-financial reporting, which this Committee will take a lead on, working closely with the Sustainability Committee.

Internal auditor rotation

During the year I was involved in the search and recruitment process for our new Chief Internal Auditor and I was pleased that we were able to promote from within. The individual was already a senior member of the internal audit management team and has extensive knowledge of the Group having been with the function since 2013.

Committee operation, governance and compliance with regulatory requirements

In April, we were pleased to welcome Mark Saunders to the Committee. Mark brings extensive knowledge of the insurance industry, Asia markets and actuarial practice, gained over a long career in the field. He has further enriched the experience across our membership.

The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified.

Looking ahead, the Committee's key areas of focus in 2025 will include embedding the Group's change to a TEV reporting basis, overseeing the implementation of the changes being brought about by new Provision 29 under the UK Code of Corporate Governance, and monitoring non-financial reporting controls, particularly as the Group adopts ISSB disclosure requirements.

Finally, I would like to thank management colleagues and my fellow Committee members for their hard work, support and contributions during the year.



Jeanette Wong
Chair of the Audit Committee


Financial Expertise
The Board is satisfied that:

– Jeanette Wong, the Chair of the Audit Committee, has recent and relevant financial experience as required by the UK and Hong Corporate Governance Codes and that she is competent in accounting in accordance with the FCA's Disclosure Guidance and Transparency Rules;
– The Committee has an appropriate and experienced blend of commercial and financial expertise to assess issues it is required to address as well as competence in the insurance sector; and
– The Audit Committee financial expert, as defined by the Sarbanes-Oxley Act, is Jeanette Wong.


Principal activities and significant issues considered by the Audit Committee during 2024

1 **Accounting judgements and estimates supporting the Group's results**

One of the Committee's key responsibilities is to monitor the integrity of the Annual Report and Accounts and any other periodic financial reports. This includes the Half Year Financial Report, the Annual Report (including compliance with the GWS public reporting requirements), associated results announcements and Form 20-F disclosures, as well as the annual update of the Group's published Tax Strategy. The Committee also reviews the quarterly business performance updates provided for the first and third quarters.

In reviewing these and other items, the Committee receives reports from Management and, as appropriate, reports from internal and external assurance providers. When considering financial reporting matters, the Committee assesses compliance with relevant accounting standards, regulations and governance codes focusing on key areas of judgement and complexity.

In 2024, a significant focus of the Committee's activities was reviewing the Group's implementation of the TEV methodology. As announced on 28 August 2024, the Group is converting its embedded value reporting from EEV to TEV from the first quarter of 2025. During the year, Management have worked to develop their approach and the methodology for calculating TEV and provided updates to the Committee. Key matters discussed with the Committee during the implementation included the risk discount rates applied, the expected TEV results, and comparison to EEV results and peers. The Committee reviewed the TEV disclosures alongside EY's report on its associated assurance activities on the 2024 full-year comparatives provided in this report. Further information on TEV is provided in the strategic report and additional unaudited financial information.

No material changes were made to the Group's IFRS accounting policies during 2024.

Assumptions setting

The Committee reviewed the key assumptions and judgements supporting the Group's IFRS results, including those made in valuing the Group's investments, insurance contract balances and intangible assets. The Committee also reviewed the assumptions underpinning the Group's embedded value metrics, covering both EEV and TEV.

Insurance contract balances

The measurement of insurance contract balances is based on the best estimate of future cash flows, including those to and from policyholders, over a long period of time. These estimates can, depending on the type of business, be highly judgemental. Critical IFRS accounting policies, estimates and judgements on the measurement of contract liabilities are set out in note A3.1, with further details on products and the measurement of contractual service margin (CSM) provided in note C3.4. The sensitivity of the Group's metrics to key economic and non-economic assumption changes is set out in note C6 for IFRS and note 3 for EEV. The additional information also provides sensitivities for TEV. The Committee considered proposed changes to assumptions and other estimates in advance of 2024 reporting. The key assumptions that the Committee considered were:

– The persistency, mortality, morbidity (including expectations of future medical costs inflation and related premium rises) and expense assumptions (including consideration of future expense levels anticipated in the business plan) within insurance businesses. When assessing these assumptions, the Committee considered recent experiences and whether adverse variances were expected to be short term in nature; and
– Economic assumptions, including investment returns, associated risk discount rates for EEV and TEV and related illiquidity premiums for IFRS. Note A3.1 sets out the Group's approach to setting risk discount rates, incorporating illiquidity premiums, for IFRS.

The Committee was satisfied that the assumptions adopted by Management were appropriate.

Valuation of investments

The Committee received information on the carrying value of investments in the Group's balance sheet which acknowledged that most of the Group's investments continued to be based on quoted prices in an active market (circa 83 per cent being included in level 1 as at 31 December 2024). Further information on the valuation of assets is contained in note C2 of the IFRS financial statements. Climate change does not directly impact fair values, particularly where these are built on observable inputs (i.e. level 1 and level 2); however, the impact of environmental risks on the Group's assets and liabilities is discussed in more detail in note C6 of the IFRS financial statements, the Risk review and the Sustainability report. The Committee agreed that overall investments were valued appropriately.

Intangible assets

The Committee received information to enable it to review certain intangible asset balances, for example, whether there had been any indication of impairment of the Group's distribution rights asset or goodwill given the current macroeconomic environment. After reviewing the approach used and considering the results of the work performed by management, the Committee was satisfied that there was no impairment of those intangible assets at 31 December 2024 and that the disclosures provided in the financial statements are appropriate. More information is contained in note C4 of the IFRS financial statements.

Audit Committee report continued


Principal activities and significant issues considered by the Audit Committee during 2024 continued


2 Other financial reporting matters

Going concern and viability statements

The Committee considered various analyses from Management on the capital and liquidity positions at both Group and parent company level, taking into account the Group's principal risks. This included an assessment of the impact that different stress scenarios may have on the Group's business plan and its resilience to those threats. Following this review, the Committee recommended to the Board that it remains appropriate to adopt the going concern basis of accounting in preparing the financial statements and that the disclosures in the 2024 Annual Report on the Group's longer-term viability are both reasonable and appropriate.

Fair, balanced and understandable

The Committee carried out a formal review of whether the 2024 Annual Report and Accounts are 'fair, balanced and understandable' as required by the UK Corporate Governance Code. In particular, it considered whether the report gives a full picture of the Group's business model, strategy, financial position and performance in the year, with important messages appropriately highlighted. It also considered the level of consistency between financial statements and management narrative sections, whether performance measures are clearly explained and the prominence of alternative performance measures, including adjusted operating profit, the definition of which was unchanged from the prior year. After completion of its detailed review, the Committee agreed that, taken as a whole, the Group's Annual Report and Accounts are fair, balanced and understandable.

Taxation

The Committee regularly received updates on the Group's tax matters and provisions for certain open tax items, including tax matters in litigation. The Committee agreed that the level of provisioning adopted by management was appropriate. In 2024, the Committee was also updated and reviewed the disclosures on the OECD proposals to reform international tax including the introduction of a global minimum tax rate of 15 per cent, which was partly effective for the Group in 2024 and will be fully effective for the Group from 2025. Further information is included in notes B3 and C7 of the IFRS financial statements.

Parent company financial statements

The Committee reviewed the parent company profit and loss account and balance sheet, which includes the recoverability of the parent company's investment in subsidiaries by assessing and confirming that the net assets of the relevant subsidiaries (approximating their minimum recoverable amount) were in excess of their carrying value at the balance sheet date.

FRC's review of the Group's 2023 Annual Report and Accounts

During the year, the FRC's Corporate Reporting Review (CRR) team carried out a review of the Group's 2023 Annual Report and Accounts, which was also included in the sample for the FRC's thematic review of IFRS 17 disclosures in the first year of application. Following completion of both of these reviews, the Committee was provided with letters from the FRC's CRR team and was pleased to note that no questions or queries were raised. The Group has considered the matters raised in the FRC's thematic review report when preparing the 2024 Annual Report and Accounts.

The FRC's review of the Group's 2023 Annual Report and Accounts was based solely on the annual report and accounts and did not benefit from detailed knowledge of Prudential's business or an understanding of the underlying transactions entered into. It was, however, conducted by staff of the FRC who have an understanding of the relevant legal and accounting framework. The FRC provided no assurance that the annual report and accounts were correct in all material respects; the FRC's role is not to verify the information provided to it but to consider compliance with reporting requirements. The FRC's letter to Prudential was written on the basis that the FRC (which includes its officers, employees and agents) accepts no liability for reliance on it by Prudential or any third party, including but not limited to investors and shareholders.

3 | **External audit**

External audit effectiveness

The Group's external auditor is EY and oversight of this relationship is one of the Committee's key responsibilities. Matters considered by the Committee in the year included:

– EY's detailed audit strategy for the year, approach to risk assessment and coverage of the audit response to highlighted significant risks;
– EY's approach to Group materiality setting and their proposal on how that is applied to individual business units;
– EY's knowledge around the key assumptions, and their insight and constructive challenge to Management by highlighting where those assumptions sat on a range;
– EY's insight around the key accounting judgements and estimates and demonstration of professional scepticism in dealing with Management;
– the outcome of management's internal evaluation of the auditor and audit quality, as discussed below; and
– other external evaluations of EY, with a focus on the FRC's Annual Quality Review.

The Committee maintains an open dialogue on emerging risks and issues with the Group Lead Partners via a regular schedule of meetings aligned to key reporting milestones. In 2024, the Committee formally met with EY's Group Lead Partners without Management present on two separate occasions.

Management's internal evaluation of EY

This was conducted in July, using a questionnaire that was circulated to the Committee members, audit committee members of material business units, the CFO and the Group's senior financial leadership for completion. The survey asked questions over four categories (team performance, process, communication and audit execution) in relation to EY's audit.

The feedback supports the conclusion that the audit performed by EY is to a high standard and an appropriate degree of challenge. While some areas of improvements were identified, no material concerns were raised. EY were given the opportunity to respond to the findings where they discussed proposed improvements to address specific points raised in the evaluation.

FRC audit quality inspection of EY

When assessing the audit quality of EY, the Committee reviewed the inspection results published by regulators on the firm. In July 2024, the FRC published its findings from the 2023–2024 inspection of EY carried out by its Audit Quality Review (AQR) team, which showed a small deterioration in overall grade from the prior year for both categories of 'all audits' and 'FTSE 350 audits' sampled. The Committee discussed the findings with the EY team who noted continuous improvements being made by the firm to address the issues raised by the FRC that would be applied to the Prudential plc 2024 audit, with root cause analysis on all findings being undertaken and additional guidance and training being issued to address those findings. Overall, the Committee was satisfied that the audit of Prudential plc remained effective.

Auditor independence and objectivity

The Committee monitors auditor independence and objectivity and is supported by the Group's Auditor Independence Policy (the Policy). The Committee reviews and approves any changes to the Policy annually. The Policy sets out the circumstances in which the external auditor may undertake non-audit services and is based on four key principles, which specify that the auditor should not:

– have a mutual or conflicting interest with the Group;
– audit its own firm's work;
– act as management or employees for the Group; or
– be put in a position of being an advocate for the Group.

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis, and those that are pre-approved by the Committee with an annual monetary limit capped at no more than five per cent of the Group audit fee in the proposed year and capped at $65,000 individually. Non-audit services undertaken by EY were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake in accordance with the Policy, which complies with the rules and regulations of the FRC's Revised Ethical Standard (2024), the US Securities and Exchange Commission (SEC) and the standards of the Public Company Accounting Oversight Board (PCAOB).

The Committee monitored the nature and extent of non-audit services on a regular basis to ensure the provision of non-audit services complied with the Policy and did not impair the auditor's objectivity or independence. The Committee noted that EY typically only performed non-audit services where they complemented its role as external auditor, for example, the review of half-year and EEV and TEV financial statements or additional assurance to support capital market announcements.

In keeping with professional ethical standards, EY confirmed its independence to the Committee and set out the supporting evidence, such as details of non-audit services and the potential threats and related safeguards in providing those services, in a report that was considered by the Committee prior to publication of the financial results.

The Committee will continue to monitor developments to ensure the Group's policies and processes around audit effectiveness and independence evolve in line with market practice.

Fees paid to the external auditor

The fees paid to EY for the year ended 31 December 2024 amounted to $17.7 million, of which $5.2 million was total amounts payable in respect of non-audit services, except those required by law and regulation as defined by the FRC's Revised Ethical Standard (2024). A breakdown of the fees payable to EY can be found in note B2.4 of the IFRS financial statements. The FRC cap on the ratio of non-audit fees over average audit fees for the past three years is not applicable for 2024 given this is the second year of EY being the Group's auditor.

Audit Committee report continued

The $5.2 million of non-audit services referenced above included the review of the Group's half-year financial statements, embedded value disclosures and other limited assurance work. The 2024 services also included assurance work over the implementation of the TEV methodology. In all cases, EY was considered the most appropriate to carry out the work, given their knowledge of the Group and the accumulated expertise that arose from running these engagements alongside the main audit. All non-audit services were pre-approved by the Committee and were in line with the Policy discussed above.

Reappointment of the external auditor

In accordance with mandatory rules governing external auditor rotation, KPMG LLP resigned as the Group's auditor at the Company's AGM in May 2023 and EY were appointed following the competitive tender process in 2020. EY completed its second audit of the Group since their appointment. Based on the outcome of the effectiveness evaluation, discussed above, and all other considerations, the Committee concluded that there was nothing in the performance of the auditor that would require a change at the next AGM. The Committee, therefore, recommended that EY be reappointed as the auditor, with John Headley remaining as the Group Lead Partner. A resolution to this effect will be proposed to shareholders at the 2025 AGM.

Throughout the 2024 financial year, the Company complied with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 issued by the UK Competition and Markets Authority.

Whistleblowing

Speak Out

The Group continues to operate a Group-wide whistleblowing programme ('Speak Out'), hosted by an independent third party (Navex). The Speak Out programme received ad hoc reports from a wide variety of channels, including a web portal, QR code, free-to-call hotlines, email and letters. Reports are captured, confidentially recorded by Navex and triaged by Group Investigations before being investigated by the appropriate teams.

The Committee is responsible for overseeing the effectiveness of the Group's whistleblowing arrangements. The Committee received regular reports on the most serious cases and other significant matters raised through the programme and the actions taken to address them. The Committee was also briefed on emerging Speak Out trends and themes, causal factors and post-investigation remediation. The Committee may, and has, requested further reviews of particular areas of interest.

Through an annual Speak Out report and quarterly updates, the Committee reviews the Group's Speak Out programme, satisfying itself that it continues to comply with legal, regulatory and governance requirements. The Committee also considered the consistency of approach adopted across subsidiary audit committees, where locally recorded Speak Out events, themes and trends are also briefed and considered. The Speak Out programme was further strengthened during the year by enhanced analysis of Speak Out data for management-level committees and subsidiary audit committees. Where relevant, the Committee requested information on the sharing of lessons learned.

The Chair and Committee regularly spent time privately with the Group General Counsel (who has ultimate responsibility for the operation of the Speak Out programme) to understand outcomes of investigations, ensure that investigations were adequately resourced and appropriately managed, that there had been no retaliation against anyone making a report and that investigations were not improperly influenced.

An annual assessment of Speak Out arrangements is undertaken by an independent UK-based whistleblowing charity, 'Protect' and benchmarked against peers. The assessment confirmed that the Group's programme continued to perform well and in accordance with best practice.

4   Internal audit

Regular reporting

The Committee received regular updates from Group-wide Internal Audit (GwIA) on audits conducted and Management's progress in addressing audit findings within agreed timelines. Any delays in implementing remediation actions were escalated to the Committee and given particular scrutiny.

The independent assurance provided by GwIA formed a key part of the Committee's deliberations on the Group's overall control environment. During 2024, the areas reviewed included: transformation and change management; financial controls; outsourcing and third-party supply; customer outcomes; cyber security and IT risk; regulatory compliance; and the second line function.

The Chief Internal Auditor reports functionally to the Committee Chair and has direct access to the Chair of the Board and to the CEO. For administrative purposes (excluding strictly all audit-related matters), the Chief Internal Auditor has a reporting line to the CRCO. In addition to formal Committee meetings, the Committee meets with the Chief Internal Auditor in private to discuss matters relating to, for example, the effectiveness of the internal audit function, significant audit findings and the risk and control culture of the organisation. Where internal audit have identified high priority audit findings, the Committee typically asks the accountable executive to attend the following Committee meeting in order to provide an update on the remedial actions being taken.

The Committee Chair also meets with the independent quality assurance provider engaged by GwIA to discuss the outcome of the quality reviews of GwIA's work and actions arising.

Annual internal audit plan and focus for 2025

GwIA operates a 12-month audit planning approach, which provides the Committee with a view of the planned audit coverage and resource needed for the next 12 months in totality, with a formal reassessment being conducted at the half year to reflect topical control issues, changes in risk profile and/or regulatory focus and business initiatives. In December 2024, the annual internal audit plan and audit resources for 2025 were approved.

The 2025 internal audit plan was based on a bottom-up risk assessment of audit needs. These were mapped against various metrics and are based on a top-down approach to compliance. The plan was then assessed against a series of risk and control parameters, including the top risks identified by the Risk Committee, to verify that it was appropriately balanced between financial matters, business change, and regulatory and operational risk drivers, and provides appropriate coverage of key risk areas and audit themes. Key areas of focus for this plan include: strategic change initiatives, customer outcomes, technology security, financial risk and financial controls, operations, outsourcing and regulatory compliance.

Effectiveness of internal audit

The Committee is responsible for the approval of the GwIA charter, audit plan and resources, and monitors the effectiveness of the function.

The Committee assesses the effectiveness of GwIA through a combination of External Quality Assessment (EQA) reviews, required every five years, and an annual quality assurance (QA) internal effectiveness review.

The last EQA review was conducted in Q4 2021, with GwIA being assessed as a mature function and receiving the highest rating (Generally Conforms) under the Institute of Internal Audit's framework. Having considered the findings of the 2024 internal effectiveness review, performed as an assessment by the internal audit function (supported by the third-party quality assurance team engaged by GwIA), the Committee concluded that GwIA had continued to operate independently of Management and in compliance with the requirements of GwIA delegated authorities, procedures and practice standards in all material respects and had remained aligned to mandated objectives during 2024.

5   Internal control and risk management

Internal control and risk management systems

The Committee is responsible for reporting and making recommendations to the Board on the effectiveness of the Group's system of risk management and internal control.

The Committee considered the outcome of the annual review of the system of risk management and internal control. The review identified areas for improvement and the necessary actions that have been, or are being, taken.

Group Governance Manual

The Group Governance Manual (GGM), which includes the Group Code of Conduct, sets out the general principles by which Prudential conducts its business and the standards expected, and defines the Group-wide approach to governance, risk management and internal control.

Exemptions and breaches of mandatory requirements set out in the Group-wide policies and delegated authorities are monitored, and remedial actions are taken as necessary. The Committee received bi-annual reports during the year. All staff and contingent workers are expected to provide a declaration confirming compliance with the Group Code of Conduct annually.

Risk Committee report



Risk Committee report

Committee's purpose

The Committee is responsible for oversight and review of the Group's risk appetite, tolerance and strategy. It monitors current and potential risk exposures, the effectiveness of the risk management framework and the Group's adherence to the various risk policies.

More information on the Risk Committee can be found in its terms of reference, which are available at www.prudentialplc.com/investors/governance-and-policies/board-and-committees-governance

Membership and 2024 meeting attendance

Committee members	Member since	2024 meetings[1]
Jeremy Anderson, Chair	January 2020 (Chair since May 2020)	13/13
David Law	May 2017–May 2024	5/5
George Sartorel[2]	May 2022	12/13
Mark Saunders	April 2024	10/10
Claudia Suessmuth Dyckerhoff[3]	January 2023	10/13
Jeanette Wong	May 2021	13/13

(1) The Committee held five scheduled meetings, plus four joint meetings with the Audit Committee, one joint meeting with the Audit and Sustainability Committees and two joint meetings with the Responsibility & Sustainability Working Group (now the Sustainability Committee). One short meeting was held to discuss the risk aspects of the business plan.
(2) George Sartorel was unable to attend one scheduled meeting due to illness.
(3) Claudia Suessmuth Dyckerhoff was unable to attend one scheduled meeting and two joint meetings with the Audit Committee due to conflicting commitments.

Regular attendees

– Chair of the Board
– Chief Executive Officer
– Chief Risk and Compliance Officer
– Chief Financial Officer
– Company Secretary
– Chief Internal Auditor

Members of the Risk, Compliance and Security leadership team are invited to attend each meeting as appropriate.

Diversity

60%	40%

■ Male ■ Female

The Committee covered a dynamic risk environment in 2024 arising from external factors, such as macroeconomic developments, credit and interest rate developments and internal factors including strategic, transformation, technology and cyber, and other key operational risks such as third-party risk management.

Dear shareholder

As Chair of the Risk Committee, I am pleased to report on the Committee's activities and areas of focus in 2024.

This year, we considered the management of both financial and non-financial risks that have the potential to impact the Group's financial viability, operational resilience and the delivery of strategic objectives, particularly risks associated with transformation, morbidity, investment performance, third-party and outsourcing, technology, and joint ventures. We continued to closely monitor the confluence of geopolitical tensions and macroeconomic volatility, including inflationary pressure, interest rate uncertainties, military conflicts and a prolonged China economic slowdown. We regularly reviewed the strength of the Group's capital and liquidity positions, including the results of stress and scenario testing analyses, and received regular updates on the Group's risk and control environment and more in-depth risk assessment from the second line deep dives and assurance reviews.

With growing reliance on technology, joint sessions were held with the Audit Committee to consider technology-related risks and controls, specifically on cyber security, privacy, artificial intelligence (AI), and data governance. The Committee receives updates from the chief risk and compliance officers of the Material Subsidiaries to provide greater insight into risks relevant to the local businesses and I meet regularly with the risk committee chairs. In addition, Jeanette Wong and I hosted virtual conferences with the material subsidiary non-executive directors in May and October. A detailed explanation of the principal risks facing the Group and the way in which these are managed is set out in the Risk review on pages 55 to 73.

Committee highlights 2024

Key areas of focus considered by the Committee included:

- Insurance costs, including medical inflation and medical policy repricing and new product development.
- Technology risks, including AI and the Group's lessons learnt from the CrowdStrike incident.
- Balance sheet management, capital returns and TEV.
- Strategic initiatives, including transformation and new distribution deals.
- Business unit risk updates, including a field visit to the Vietnam business.

The Committee stays abreast of evolving incidents and risk events. Following the severe CrowdStrike global IT outage in July 2024, the Committee received an initial review of the incident within days, followed by a more detailed review that assessed crisis management procedures and identified improvement opportunities. We will track progress on this in 2025.

A key area of focus throughout the year has been the impact of rising medical inflation across many of our markets, with the Committee seeking to understand the effectiveness of management's actions to manage this risk, how we are engaging with government agencies and industry to address the underlying issues, and ensuring that, where there are repricing initiatives, due attention is being given to the impact on customers. This was a particular area of focus when we heard from the CRCOs of our major life businesses.

In October, Jeanette Wong, Mark Saunders and I visited Vietnam to better understand the key risks (and opportunities) for the business and how they are managing them, including initiatives to support persistency and to adopt regulatory changes.

As part of our annual work plan, we reviewed and approved the Group Risk Framework, the Risk, Compliance, and Security (RCS) function's planned activities for 2024, the Group's risk policies, appetites and associated limits, and the Group's annual Own Risk and Solvency Assessment (ORSA) report. The principal activities of the Committee are further detailed in the report. The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified.

We were pleased to welcome Mark Saunders to the Committee in April; he brings extensive knowledge of the insurance industry and Asia markets. I would also like to take this opportunity to thank my fellow Committee members and Prudential's RCS function, both at Group and local business unit level, for supporting the crucial work of the Committee in a complex and evolving macroeconomic, geopolitical and regulatory environment.

Jeremy Anderson

Chair of the Risk Committee



PRUVenture

Risk Committee report continued


Principal activities and significant issues considered by the Risk Committee during 2024


Risk management

Group principal risks, including CRCO report

The Committee evaluated the Group's principal risks and considered recommendations for the inclusion of additional risks and changes in the scope of existing risks. The Committee received reports on the Group's exposure and management of its principal risks, emerging risk themes, material joint ventures impacting the Group's risk profile and external developments as part of the CRCO's regular reports to the Committee.

The CRCO's reports also provided the Committee with regulatory updates, including the implications of developing global capital standards, systemic risk regulation, engagement with regulators (including the Supervisory College) and the Group's ongoing compliance with the Hong Kong Insurance Authority's (IA) Group-wide Supervision (GWS) Framework as well as applicable local regulatory requirements.

Second line reviews

In 2024, the Committee agreed a number of second line deep dives, assurance reviews and read-across reviews. These were reported to the Committee, focusing on participating fund management, welcome call processes and controls, control enhancements to mitigate bribery and corruption risk, and an annual report of product-related key risks. In addition to the planned reviews, the Committee commissioned other reviews and read-across exercises as incidents and/or issues arose throughout the year, for example, a lessons learnt review following the global CrowdStrike incident. The Committee further considered ongoing effectiveness reviews of regulatory compliance, customer conduct and anti-money laundering arrangements.

Morbidity risk

The Committee received regular updates on morbidity claims experience, notably health claims, which has been subject to strong inflationary pressures. The Committee monitored premium repricing and claims management activities as the key levers for portfolio sustainability, and the implications of increased regulatory scrutiny in certain markets.

Change delivery and strategic planning risk

The Group is undergoing significant strategic transformation, and the Committee noted the importance of Management balancing the need for the wellbeing of our people whilst maintaining focus on the strategic outcomes. The Committee monitored the progress of the Group's key strategic projects, with focus on initiatives associated with the Group's refreshed strategy, technology change delivery and risk and control enhancement.

Third-party and outsourcing management risk

With an increasing reliance on third parties, strategic partnerships and bancassurance arrangements to deliver the Group's strategic outcomes, third-party and outsourcing risk management remains one of the key areas of focus for the Committee. The Committee received progress updates on the programme to modernise and enhance the Group's third-party and outsourcing risk management capabilities, as well as the implementation of the second line Third-Party Risk Oversight Policy. The Committee also approved the list of the Group's material outsourcing arrangements prior to submission to the Hong Kong IA in May.

Information security, IT infrastructure and data privacy risks

The Committee received regular progress updates on AI, the strategy for the management of information and cyber security, data and privacy risks, as well as the strengthening of IT infrastructure and operational resilience. Throughout the year, the Committee was also informed of material incidents and improvement plans. In July, the Committee approved the revised Group Information Security Policy, which considers the current threat landscape and adoption of new and emerging technologies, including additional policies around AI.

An initial overview of the response to the severe CrowdStrike global IT outage was promptly provided to the Committee within a few days of the incident's occurrence in July. At the Committee's request, a more in-depth review was conducted to assess crisis management procedures activated, to identify any improvement opportunities and to strengthen processes and prevent a recurrence. The observations were presented to the Committee in October.

Joint meetings of the Risk and Audit Committees received a cyber security and privacy update in May and an AI progress and data governance update in October. The May meeting covered key external developments relevant to cyber security and data privacy, including changes in regulations and the threat landscape. The October update highlighted the Group's governance of AI and focused on the development of core AI capabilities to enhance customer servicing and productivity.

Sustainability (including ESG and climate-related) risks

On 1 September, the Sustainability Committee was established with a remit to provide oversight responsibility for sustainability topics across the Group, and as a result, the Committee's previous oversight responsibilities for climate-related risk has been transferred to this new Committee. The Risk Committee continues to receive regular updates on key sustainability-related risk matters, such as regulatory and legislative developments related to environment and climate-related topics, and progress against the Group's responsible investment commitments.

Investment performance

The Committee received regular updates related to the investment performance of our businesses and the initiatives undertaken to support the delivery of sustainable long-term investment returns for our shareholders and policyholders. In July, a joint meeting of the Risk and Audit committees received an update on the establishment of the Group Chief Investment Office and its key initiatives to further enhance investment performance.

Control environment and enhancement

Regular reports of any breaches of the Group's Non-Financial Risk Appetite, and mitigating actions, were provided to the Committee throughout the year. Together with the Audit Committee, the Risk Committee is overseeing a Group-wide control enhancement programme aimed at strengthening the control environment and uplifting resiliency through a number of targeted workstreams, with key areas of focus including the Group's non-financial risk framework, risk culture, governance, assurance, and reporting. Updates were provided to joint meetings of the Risk and Audit committees in July and December.

Principal activities and significant issues considered by the Risk Committee during 2024 continued

Risk management continued

Remuneration

The Committee's role includes advising the Remuneration Committee on the risk management considerations in respect of executive remuneration. Risk management assessments of proposed executive remuneration structures and outcomes during the year were considered by the Committee before making related recommendations to the Remuneration Committee for consideration.

Stress and scenario testing

The Committee reviewed the results of stress and scenario testing, which is a key risk identification and measurement tool for the Group.

Stress and scenario testing is a key component of the Group's ORSA process and the risk assessment of the business plan, as described below, as well as its Recovery Planning and Reverse Stress Testing.

The Group's recovery plan, considered by the Committee in May, included an assessment of the viability and operational resilience of the Group under severe financial and non-financial shock scenarios, and the actions available to the Group to restore its financial strength in such circumstances. The plan concluded that the Group is expected to remain in a resilient financial and operational condition when under severe stress and that established governance frameworks and procedures are in place for senior management to respond to actual and potential severe stress scenarios. Extreme stresses would be required to breach the Group's recovery activation measures.

Risk assessment of the business plan

As part of its role in overseeing and advising the Board on future risk exposures and strategic risks, the Committee reviewed the risk assessment of the business plan including the implementation of the Group's new strategy, which highlights key financial and non-financial risks. The analysis included sensitivity assessments of the impact of two plausible scenarios.

Model risk management

The Committee received regular updates on the Group-wide model risk assessment and management activities throughout the year, including model risk oversight, model validations and plans to establish a centre of excellence to ensure coordinated model risk oversight responsibilities and resource optimisation.

Regulatory and compliance matters

Compliance and regulatory change

The Committee received regular reporting on key regulatory compliance risks and mitigation activities across the Group's businesses throughout the year. Updates covered material regulatory compliance risk issues or concerns, significant regulatory developments and landscape changes, major review findings and interventions and key Compliance functional activities. These matters encompassed day-to-day business practices, conduct and customer outcomes, anti-fraud, anti-bribery and corruption, anti-money laundering, counter-terrorist financing and sanctions risks. The Committee was also updated on the key matters in response to the Supervisory College and notable regulatory interactions with the Hong Kong IA and other relevant regulators of the Group.

Group-wide Internal Audit (GwIA)

Updates on relevant matters which fall within the Committee's responsibilities were provided by GwIA throughout the year.

Risk Committee report continued


Principal activities and significant issues considered by the Risk Committee during 2024 continued


Risk and compliance framework

Annual review of risk framework associated policies, risk framework compliance and Committee effectiveness

The Group Risk Framework and its associated policies were subject to their annual review to ensure they remain fit for purpose, as well as to make required amendments to align with the simplified Group Governance Manual structure introduced in 2024. The Committee approved the changes in December. Separately in July, the revised Group Non-Financial and Operational Risk Management Policy was approved.

In May, an update on subsidiary audit and risk governance outlining the framework for the Audit and Risk committees to oversee the effectiveness of the subsidiary audit and risk committees in the materiality tier below the Material Subsidiaries was discussed at a joint meeting with the Audit Committee, ensuring appropriate governance arrangements were in place.

During 2024, the Group has continued to strengthen its oversight of joint ventures, which included enhanced information access, internal monitoring and management reporting. The Group maintains close collaboration with our joint ventures and associates to maintain visibility and access for strategic management. The Group actively shares its established practices through the Group's representatives of the joint venture businesses. In December, the Committee received an update on the new Joint Venture Oversight Framework for implementation in 2025, which formalises the Group's governance oversight of joint ventures.

The Committee also evaluated the effectiveness of the RCS function's oversight of the Group's key risks.

Group risk appetite and limits

The Committee is responsible for recommending changes to the Group's overall risk appetite and tolerance to the Board for approval.

In May, the Committee recommended to the Board the proposed changes to GWS capital and Group Internal Economic Capital Assessment (GIECA) Group Risk Appetite quantitative limits for approval, in order to ensure their continued appropriateness.

The Committee approved a number of revisions of the Group risk limits in July and December to manage interest rate and credit risks and ensured that they are consistent with the aggregate Group Risk Appetite statements. These included interim revisions to credit triggers and limits, discontinuation of selected duration mismatch triggers and efforts to reduce cash exposures with selected counterparties in July, and revisions to duration mismatch triggers, credit quality limits and counterparty exposure limits in December.

External and regulatory reporting

ORSA

The ORSA is a key ongoing process for identifying, assessing, controlling, monitoring and reporting risk and compliance issues to which the Group is exposed as well as assessing capital adequacy over the business-planning horizon.

In May, the Committee considered in detail the Group ORSA report and recommended it to the Board for approval and submission thereafter to the Hong Kong IA. The Committee subsequently reviewed and approved updates to the Group ORSA to reflect impacts of the share buyback programme announced in June.

Systemic risk management

In May, the Committee considered the Group's recovery plan, which includes the Group crisis management procedures and the liquidity risk management plan, and recommended it for approval by the Board.

GIECA

The GIECA model provides a consistent risk and return lens for capital allocation and decision-making across various business processes including business planning, product pricing, strategic business decisions and remuneration management. The Committee received biannual updates on the GIECA results in May and October and provided approval prior to submission to the Hong Kong IA. The update in May considered key assumptions, recalibration of the Group risk appetite capital target, the governance framework, and validation activity for the GIECA model. The update in October covered the planned activities to enhance GIECA embedding. In December, the Committee approved proposed changes to the GIECA risk modelling assumptions for full-year 2024 reporting.

Insurance Capital Standard (ICS)

The Committee considered the Group's FY 2023 ICS results in October. This included an update on the Group's engagement on the ICS development with the International Association of Insurance Supervisors on technical topics, and the future of ICS implementation.

Remuneration Committee

The report on the Remuneration Committee's activities can be found on pages 204 to 229.

Statutory and regulatory disclosures

Financial reporting

The Directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements which can be found on pages 230 to 326. They also prepare the supplementary information, which is on pages 336 to 357.

Based on the audit of the financial statements and EEV basis supplementary information, the auditor must form an independent opinion on the performance of the Group and report this opinion to the Company and its shareholders. You can find the auditor's opinion on pages 327 to 335 and pages 358 to 359.

Directors have a legal obligation to prepare financial statements that give a true and fair view of the financial affairs of the Company and the Group. The criteria used for the preparation of the financial statements can be found in the Statement of Directors' responsibilities on page 326. The Directors' statement must also confirm that they consider the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's position, performance, business model and strategy.

Company law also requires the Board to approve the Strategic report on page 155. The Strategic report provides a description of the Group's capital position, financing and liquidity. The risks facing the Group's business are discussed in the Risk review on pages 55 to 73. Directors must also confirm that the Strategic report includes a fair review of the development and performance of the business, including a description of the principal risks and uncertainties. This confirmation is in the Statement of Directors' responsibilities on page 326.

The Directors who held office at the date of approval of this Directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditor is unaware; and that each Director has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company's auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.

Going concern

In line with guidance issued by the FRC in September 2014 on risk management, internal control and related financial and business reporting, and after making sufficient enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period to 31 March 2026, being at least 12 months from the date that the financial statements are approved. Further information is provided in the Viability statement on page 74 and the basis of preparation disclosure in the financial statements.

Powers of the Board

The Board may exercise all powers conferred on it by the Company's Articles (the Articles) and the Companies Act 2006. This includes the power to borrow money and to mortgage or charge any of its assets (subject to the limitations set out in the Companies Act 2006 and the Articles) and to give a guarantee, security or indemnity in respect of a debt or other obligation of the Company.

Rules governing the appointment of Directors

The appointment and removal of Directors is governed by the provisions in the Articles, the UK Code, the Hong Kong Code (as appended to the Hong Kong Listing Rules) and the Companies Act 2006.

Director indemnities

Subject to the provisions of the Companies Act 2006, the Articles allow Directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office. Suitable insurance cover is in place in case of legal action against Directors and senior managers of companies within the Group.

Qualifying third-party indemnity provisions are also available for the benefit of the Directors of the Company and other relevant individuals within the Group. These indemnities were in force for 2024 and remain so.

Contracts of significance

At no time during the year did any Director hold a material interest in any contract of significance with the Company or any subsidiary undertaking.

Securities dealing and inside information

Prudential has adopted securities dealing rules relating to transactions by Directors on terms no less exacting than required by Appendix C3 to the HK Listing Rules and by relevant UK regulations. Having made specific enquiry of all Directors, Prudential confirms that the Directors have complied with these rules throughout the period.

The Group has also adopted an Information Sharing and Securities Dealing Policy, which includes guidance and procedures for the identification, dissemination and escalation of inside information as well as appropriate controls on the disclosure of such information in line with regulatory requirements.

All staff are made aware of the policy and receive communications reminding them of their obligations when they work on any confidential matters. Relevant staff are notified when the Company enters or exits a closed period.

Statutory and regulatory disclosures continued

Requirements of Listing Rule 6.6.1

Information to be included in the Annual Report and Accounts under UK Listing Rule 6.6.1 may be found as follows:

Listing Rule	Description	Page
6.6.1 (3)	Details of long-term incentive schemes required by Listing Rule 9.3.3	217
6.6.1 (6)	Details of allotments of equity securities for cash	301
6.6.1 (9)	Contracts of significance involving a Director	201
6.6.1 (11)	Details of shareholder waiver of dividends	414
6.6.1 (12)	Details of shareholder waiver of future dividends	414

Connected transactions

There were no connected transactions during 2024 requiring disclosure.

US regulation and legislation

As a result of its listing on the New York Stock Exchange, the Company complies with the relevant provisions of the Sarbanes-Oxley Act 2002 as they apply to foreign private issuers and has adopted procedures to ensure compliance. In particular, adherence to Section 302 of the Sarbanes-Oxley Act 2002, which covers disclosure controls and procedures, is overseen by the Disclosure Committee, which reports to the CEO, is chaired by the CFO and comprises members of head office management. The Disclosure Committee supports the CEO and CFO in making certifications about the effectiveness of the Group's disclosure procedures.

Hong Kong IA GWS public disclosures

Under the GWS framework, the Group must make public disclosures around certain risks and capital. These GWS public disclosure requirements, as set out in the Guideline on Group Supervision (GL32) and Insurance (Group Capital) Rules issued by the Hong Kong IA, are met by disclosures within this Annual Report and Accounts.

Change of control

Under the agreements governing Prudential Corporation Holdings Limited's life insurance and fund management joint ventures with China International Trust & Investment Corporation (CITIC), if there is a change of control of the Company, CITIC may terminate the agreements and either, (i) purchase the Company's entire interest in the joint venture or require the Company to sell its interest to a third party designated by CITIC, or (ii) require the Company to purchase all of CITIC's interest in the joint venture. The price of the purchase or sale will be the fair value of the shares to be transferred, as determined by the auditor of the joint venture.

Customers

The five largest customers of the Group constitute in aggregate less than 30 per cent of the total revenue from sales for each of the years presented in this Annual Report and financial statements.

Index to principal Directors' report disclosures

Index to principal Directors' report disclosures

Information required to be disclosed in the Directors' report may be found in the following sections:

Information	Section in Annual Report	Page number(s)
Disclosure of information to auditor	Statutory and regulatory disclosures	201
Directors in office during the year	Board of Directors	158 and 160 - 164
Board diversity	Governance report	159 and 184 - 185
ESG matters	Sustainability section	100 - 155
Group-wide policies, including those relating to employment practices	Sustainability section	151
Greenhouse gas emissions	Sustainability section	130 - 131, 133 and 154
Charitable donations	Sustainability section	139
Political donations and expenditure	Sustainability section	122
Remuneration Committee report	Directors' remuneration report	204 - 229
Directors' interests in shares	Directors' remuneration report	204 - 229
Agreements for compensation for loss of office or employment on takeover	Directors' remuneration report	204 - 229
Details of qualifying third-party indemnity provisions	Governance report	201
Internal control and risk management	Strategic report and Governance report	55 - 73 and 179 - 180
Powers of Directors	Governance report	201
Rules governing appointment of Directors	Governance report	201
Significant agreements impacted by a change of control	Governance report	202
Future developments of the business of the Company	Strategic report	22 - 29
Post-balance sheet events	Note D3 of the notes on the Group financial statements	307
Rules governing changes to the Articles of Association	Shareholder information	412
Structure of share capital, including changes during the year and restrictions on the transfer of securities, voting rights, power to purchase own shares and significant shareholders	Shareholder information, Governance report and note C8 of the notes on the Group financial statements	301
Business review	Group overview and Strategic report	10 - 155
Changes in borrowings	Financial review and note C5 of the notes on the Group financial statements	295
Dividend details	Group overview and Strategic report	41
Financial instruments	Additional information	269 - 272
Corporate governance statement including compliance with the Code	Governance report	168 - 169
Fostering the Company's business relationships	Strategic report Section 172 Statement Sustainability section	22 - 27 89 - 99 116 - 122
Details of how directors have regard to stakeholders	Strategic report Section 172 Statement Sustainability section	22 - 27 89 - 99 116 - 122
Monitoring culture	Section 172 Statement Sustainability section	89 120
Details of the Company's approach to investing in and rewarding its workforce	Section 172 Statement Sustainability section	95 119

In addition, the risk factors set out on pages 76 to 88 and the additional unaudited financial information set out on pages 360 to 404, are incorporated by reference into the Directors' report.

The Directors' report is signed on behalf of the Board of Directors by

Tom Clarkson
Company Secretary
19 March 2024



Directors' remuneration report

Directors' remuneration report



Annual statement from the Chair of the Remuneration Committee

Committee's purpose

The Committee is responsible for recommending and overseeing the implementation and operation of the remuneration policy, including approving the remuneration for the Chair, the Chief Executive Officer and other members of the Group Executive Committee.

Membership and 2024 meeting attendance

Committee members	Member since	2024 meetings[1]
Chua Sock Koong (Chair)	May 2021 (Chair since May 2022)	7/7
David Law	Feb 2021 to May 2024	3/3
Ming Lu[2]	May 2022	6/7
George Sartorel	May 2023	7/7
Shriti Vadera	May 2024	4/4

Regular attendees

– Chair of the Board (prior to appointment to the Committee)
– Chief Executive Officer
– Company Secretary
– Chief Human Resources Officer (CHRO)
– Director, Group Reward and Employee Relations, and CHRO, UK
– Remuneration Committee Adviser

Diversity

50%	50%

■ Male ■ Female

(1) The Committee held four scheduled meetings plus one additional short meeting for year-end matters. In addition, the Committee held two short ad hoc meetings.
(2) Ming Lu was unable to attend one scheduled meeting due to conflicting commitments.

This report has been prepared to comply with Schedule 8 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), as well as the Companies Act 2006, the Listing Rules and other related regulations.

Dear shareholder

On behalf of the Board and its Remuneration Committee (Committee), I am pleased to present the Directors' remuneration report for the year ended 31 December 2024. The Committee operated within the 2023 Directors' remuneration policy during 2024 and intends to continue to do so during 2025.

In arriving at its decisions about the remuneration outcomes for 2024, the Committee assessed Company performance in the context of the wider stakeholder experience.

2024 in summary

Company performance

As described in the Strategic report earlier in this Annual Report, our financial performance in 2024 was in line with the guidance we provided, with new business profit growth of 11 per cent excluding the effect of interest rate and other economic movements. We continue to be confident in achieving our 2027 objectives.

In 2024 we built on the strong performance delivered in 2023, with Group adjusted operating profit 10 per cent higher than that produced in 2023. Operating free surplus generated from in-force insurance and asset management business of $2,642m was in line with the shape of free surplus generation we set out from 2022 to 2027.

Shareholders benefited from $618m in dividends relating to the reporting year and the share buy-back of $785m. At the same time, the Group continued to invest in the pillars underpinning our strategy for the period to 2027.

The charts opposite illustrate the achievement of our key financial annual objectives. The Group delivered these results while maintaining appropriate levels of capital and operating within the Group's risk framework and appetite.

Performance measures (% weighting of financial bonus targets)

Group new business profit (45%)

A measure of the future profitability of the new business sold during the year and an indicator of the profitable growth of the Group.

Group performance ($m)

Achievement	3,078
Target	3,097

Group net operating free surplus generated[1] (20%)

A measure of the internal surplus generation of our businesses.

Group performance ($m)

Achievement	1,322
Target	776

Performance measures (% weighting of financial bonus targets)

Group adjusted operating profit[2] (20%)

Prudential's primary measure of profitability and a key driver of shareholder value.

Group performance ($m)

Achievement	3,129
Target	2,758

Group cash flow (AER)[3] (15%)

Cash flows across the Group reflect our aim of achieving a balance between ensuring sufficient net remittances from business units to cover the dividend and responsibly managing corporate costs to allow for reinvestment in profitable opportunities.

Group performance ($m)

Achievement	1,130
Target	901

Notes

(1) For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year.
(2) In this report, 'adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns.
(3) Group cash flow includes business unit remittances and corporate costs.

Stakeholders' experience

In reaching its decisions for 2024, the Committee considered the experience of the Group's stakeholders during the year, as set out below. More details about how we have listened to our stakeholders and about what the Group delivered in 2024 can be found in the Sustainability report section of the Strategic report.



Investors

- Prudential's TSR performance remains below the peer group median; performance over the period 1 January 2022 to 31 December 2024 was -50.7 %, while the median performance of the peer group was 36.8 %. This positioned Prudential below the median of the TSR peer group for the 2022 Prudential Long Term Incentive (PLTIP) award.
- During 2024, the Group provided an update on progress on the delivery of its operational and financial objectives as set out in the 2023 strategy.
- We launched a $2 billion share buyback programme to return capital to shareholders. The second $800 million tranche commenced in November 2024, following the successful completion of the first tranche for $700 million.



Our people

- The PruWay values were embedded across the organisation, with over 15,000 employees engaged to deepen their understanding of what the values mean for them in their everyday work.
- As well as holding our fourth Group Wellness Day (now Prudential Recharge Day) in September 2024, we:
  - hosted the second year of our 'This is Me' storytelling campaign, which focuses on issues around mental health, neurodiversity, and disabilities in the workplace.
  - hosted around 5,000 colleagues in the 'AI for All' training programme, educating employees on the power of AI to reimagine the way in which we work.
- The PruVoice engagement survey took place in July and November 2024. The November survey saw 89 % of our people sharing their views, with an engagement score of 77 %, positioning us in the second quartile when compared to the Global Insurance Benchmark.

Directors' remuneration report continued

 **Customers**

- We are deploying a consistent customer engagement platform to automate and personalise customer engagement in our major Asian markets. At the end of 2024, we rolled out the platform to four business units (Thailand, Singapore, Vietnam and the Philippines), and in January and February 2025, we deployed in Hong Kong and to both of our conventional life and Takaful businesses in Malaysia.
- We have seen continuous improvement in our rNPS results. In 2024, five business units ranked at the top quartile and three business units moved up one quartile.

 **Suppliers**

- Prudential is committed to ensure that slavery, human trafficking, child labour, or any other abuse of human rights has no place in our organisation, or in our supply chain. Revisions to our Group Third Party Supplier and Outsourcing (GTPSO) Policy took effect on 1 January 2024. These included introducing an updated third-party risk assessment methodology that is clearer in identifying elevated third-party risks, strengthens risk monitoring and remediation processes, emphasises market tendering requirements, and further clarifies the roles and responsibilities of business contract owners across the company.

 **Regulators & Government**

- Prudential continued its engagement with the International Association of Insurance Supervisors (IAIS) relating to international developments, including the Insurance Capital Standard (ICS).
- We participated in, and contributed to, various IAIS initiatives on climate scenario analysis, climate metrics, and artificial intelligence (AI) practices in the insurance sector. We also participated in an International Organisation of Securities Commissions (IOSCO) roundtable on AI to share an insurance industry perspective on AI developments.
- Constructive dialogue with the Hong Kong Insurance Authority (HKIA) continued during 2024 with Prudential's senior management presenting to the 2024 regulatory college, an annual event attended by regulators from the key markets in which we operate.

 **Society**

- Prudence Foundation continued to invest in our communities during 2024. Highlights included:
  - Through our community investment efforts, we have helped to educate over 2.8 million students on financial literacy through our flagship programme, Cha-Ching. The programme's enduring success is built on a foundation of 87,400 trained teachers across Asia and Africa.
  - Launched the Climate and Health Resilience Fund (CHRF), which with an initial investment of $2 million, aims to support climate and health projects led by business units across 16 of our markets in Asia and Africa.
  - 80 employees from across Prudential participated in the PRUVolunteers programme in Thailand, working to construct four new homes and repair eight sanitation facilities.

 **Climate change initiatives**

Highlights included:

- The Prudence Foundation partnered with Climate Resilience for All (CRA) to implement the Women's Climate Shock Insurance and Livelihoods Initiative (WCS), which focuses on protecting self-employed women in India, who are often daily-wage earners, from extreme heat events.

- In September 2024, Prudential launched two white papers on climate transition financing. The first outlined a framework that integrates emerging market considerations when investing in the energy transition. The second paper explores a practical investment approach that aims to outline how to construct a capital markets climate transition portfolio.

Remuneration decisions and outcomes for 2024

The Committee determined the remuneration outcomes having considered the financial performance of the Group, its delivery to stakeholders and the personal contribution of Mr Wadhwani.

As disclosed in the Committee's previous report, the Company agreed to replace remuneration forfeited by Mr Wadhwani as a consequence of him leaving his former employer. A number of these replacement awards vested during 2024 and were exercised by Mr Wadhwani, who decided to use the entire proceeds to purchase Prudential plc shares. Further details are disclosed in the Recruitment arrangements section.

2024 Annual Incentive Plan (AIP)

Our performance against the adjusted stretch financial targets led to a formulaic outcome of 88.7 per cent of maximum on the financial

scorecard. The Committee noted inputs from the Risk Committee that the capital underpin had been met and approved the formulaic outcome. Taking into account the personal performance of Mr Wadhwani, this led to a bonus outcome of 89 per cent of his maximum opportunity.

Further details can be found in the Annual bonus outcomes for 2024 section.

2022 PLTIP

Mr Wadhwani did not participate in the 2022 PLTIP since he joined the Company in 2023. For information about the vesting of awards held by previous Executive Directors, please see the section on Payments to past Directors and payments for loss of office.

The Committee carefully considered the formulaic outcomes for both the AIP and PLTIP in the context of the Group's financial performance, stakeholder experience as set out earlier in this statement, as well as share price movement, and determined that these were appropriate. As such, no discretion was applied in determining the AIP and PLTIP outcomes. Additionally, I can confirm that the Committee did not apply its malus and clawback powers during 2024.

Remuneration for 2025

2025 performance measures

We entered 2024 with a clear strategy and a set of objectives that we are confident we can achieve by 2027, namely a compounded annual growth rate for new business profit (NBP) of 15 to 20 per cent and operating free surplus generation (OFSG) from in-force insurance and asset management businesses of $4.4 billion, both measured from a 2022 base. For 2024, we aligned our variable remuneration arrangements with our new strategy and ambition, increasing the impact of NBP and OFSG.

Given the strong connection between remuneration and these longer-term strategic objectives, the Committee intends that the performance measures and weights used for the 2025 incentive schemes will be unchanged from those used in 2024.

With the current suspension in trading of Great Eastern Holdings Ltd (Great Eastern) following the voluntary unconditional offer for Great Eastern by Oversea-Chinese Banking Corporation Limited (OCBC), the Committee intends to maintain the existing peer group size of 12 (excluding Prudential) for the 2025 PLTIP by replacing Great Eastern with OCBC.

As set out in our half year 2024 results, the Group will be reporting on a Traditional Embedded Value (TEV) basis from the first quarter of 2025. This will increase the comparability of our external reporting to our key peers and reduce the economic volatility seen in our embedded value reporting, with a view to improve the transparency of the underlying growth in NBP.

In anticipation of the move to TEV, the measures in the 2025 AIP and 2025 PLTIP will be set on a TEV basis.

The Committee consulted on the above proposals with major shareholders and their representative bodies. Responses were received from shareholders representing around half of the Group's share capital, with investors supportive of the proposals.

Remuneration principles for in-flight PLTIP awards reflecting the move to TEV reporting

The move to TEV reporting on 1 January 2025 maintains our strategic ambitions, including the 15 to 20 per cent NBP growth and the 2027 OFSG target of $4.4 billion. However, some of the targets attached to in-flight PLTIP awards were set on an EEV basis and so will need to be adjusted. The Remuneration Committee has established principles to underpin these decisions. Further details are outlined on page 226.

Remuneration arrangements for the Chief Executive Officer (CEO)

The Committee undertook a review of the remuneration packages of the CEO and other senior executives to ensure they are adequate to attract, motivate and retain the high-calibre talent required to deliver our purpose and strategy. The Committee concluded that Mr Wadhwani's remuneration remains appropriate, and therefore decided not to change his salary or incentive opportunities for 2025.

Mr Wadhwani's role has a share ownership guideline of 400 per cent of salary to be achieved by 25 February 2028. His beneficial interest in Prudential plc shares as at 31 December 2024 was 179 per cent of salary after nearly two years in the role, so he is making good progress towards the guideline level.

The Committee is mindful that a lower share price at the grant of an award might give rise to a windfall gain in the future. After careful consideration, the Committee decided to review the 2025 PLTIP award at vesting, when all factors can be assessed, to ensure that there has been no windfall gain. As part of this review, the Committee will consider Prudential's stretching performance targets, the share price performance of Prudential and its peers, the performance of indices on which Prudential is listed, and any other factors deemed relevant to determine a final vesting outcome.

Looking ahead to the 2026 policy

As set out in my Annual statement in the 2022 Directors' remuneration report, the Committee's long-established aspiration is to take further steps towards Asian remuneration practices, given the Group is entirely focused on the long-term opportunities identified across the Asian and African growth markets. I discussed this ambition with shareholders in the latter part of 2024 and early 2025, and I am grateful to investors for the perspectives that they shared about how it might be realised. These views will inform the Committee's review of the Directors' remuneration policy ahead of the 2026 AGM. The Committee is aware of the current debate regarding the competitiveness of the UK listing environment and UK executive remuneration practices. It also recognises that some UK-listed companies operating in overseas markets have adopted incentive plans that depart from recent UK practice, such as offering long-term incentive plans with a combination of shares with and without performance conditions. The Directors' remuneration policy, which will be proposed to shareholders at the 2026 AGM, will be presented in the 2025 Annual Report.

Committee effectiveness review

The operation of the Committee was reviewed in 2024 as part of the annual Board evaluation. No material issues were identified.

Committee changes in 2024

David Law retired from the Board and the Committee at the 2024 AGM. I would like to thank David for his input and support to the Committee. I would also like to welcome the Chair of the Board, Shriti Vadera, who formally joined the Committee in May 2024.

I would like to thank the Committee members for their work over the past year in ensuring that our remuneration approach supports the Group's strategy and continues to align with shareholder interests, especially when they have been asked to consider time-critical matters.

I trust that you will find this report a clear account of the way in which the Committee has implemented the Directors' remuneration policy during 2024 and of the proposed Directors' remuneration arrangements for 2025.

Chua Sock Koong
Chair of the Remuneration Committee

19 March 2025

Remuneration at a glance

The elements of Executive Director remuneration

A significant portion of the Executive Director's remuneration is performance-based, long-term and remains at risk. The chart on the right shows the breakdown of the Chief Executive Officer's remuneration[1] based on a maximum AIP payout of 200 per cent of salary and full vesting of an LTIP award of 425 per cent of salary.

Performance-related remuneration is subject to malus (forfeiture or reduction before delivery) and clawback (recovery provisions for a period after delivery). The malus and clawback provisions are detailed in the Directors' remuneration policy.

(1) Excluding the value of any benefits provided during the year


Salary 13%
Pension 4%
Fixed pay 17%
Cash bonus 16%
Short-term 33%
Deferred bonus 11%
Long-term 67%
Performance-related pay 83%
LTIP 56%

Principles underlying the Directors' remuneration policy


Remuneration principles
Risk
Proportionality
Simplicity
Alignment to culture
Predictability
Clarity

Proportionality

- There are no incentive outcomes for below-threshold performance. Financial targets are set against the Board-approved plan.
- Under the PLTIP, 20 per cent of each portion of the award will vest for achieving threshold performance.
- The Committee approves termination arrangements of the Executive Directors to ensure that there is no reward for failure.

Simplicity

- The structure comprises fixed remuneration, annual and long-term incentives only.
- There is a demonstrable link between performance and reward outcomes.

Alignment to culture

- Chief Executive Officer's pension benefit of 13 per cent of salary is aligned with that of the wider workforce.
- The conduct measure in the PLTIP ensures that there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
- The vesting period attached to the PLTIP reflects the time horizon of the business plan.
- The additional post-vesting holding period and share ownership guidelines align Executive Director interests with other stakeholders.

Predictability

- This report details the connection between the performance of the business and the remuneration outcomes for the Chief Executive Officer under the applicable incentive schemes.

Clarity

- The Committee consults regularly with the Company's largest shareholders on executive pay decisions before they are implemented.
- Details of Executive Director pay are clearly set out in the Annual report on remuneration.

Risk

- The Risk Committee advises the Committee on risk management considerations to inform remuneration decisions.
- The Committee has flexibility to adjust incentive outcomes and to apply malus and clawback to awards and incentive payments.
- The holding period on PLTIP awards extends the award time horizon to five years.
- In-employment share ownership guidelines provide a strong connection to the sustained success of the Company. Post-employment requirements continue the alignment with Company success and stakeholder interests.

How the Directors' remuneration policy operates

The remuneration policy was approved by shareholders at our AGM on 25 May 2023 and will apply for a period of up to three years. The policy is summarised below for convenience. The full and definitive policy can be found on our website at
 https://www.prudentialplc.com/~/media/Files/P/Prudential-V13/policies-and-statements/directors-remuneration-policy-2022.pdf.

Key elements of remuneration		2025	2026	2027	2028	2029	Key features of operation of the policy
Fixed pay	Salary and benefits						– Salaries reviewed annually with increases generally no greater than those of the workforce unless there is a change in role or responsibility. Benefits reflect individual circumstances and are competitive in the local market. – Pension contributions and/or a cash supplement up to 13% of salary. – Executive Directors based in Hong Kong receive this in addition to contributions into the Hong Kong Mandatory Provident Fund.
	Pension						
Short-term variable pay	Cash bonus						– The maximum opportunity is up to 200% of salary. – 40% of bonus is deferred for three years. Deferral will be in cash where share ownership guidelines have been met, or otherwise in shares. – Awards are subject to the achievement of financial and personal objectives, with a Pillar I capital underpin aligned with the Hong Kong Insurance Authority capital framework. – Award is subject to malus and clawback provisions.
	Deferred bonus						
Long-term variable pay Three-year performance assessment	Prudential Long Term Incentive Plan (PLTIP)	Performance period		Holding period			– Maximum award under the PLTIP is 550% of salary although regular awards are below this level. – Awards are subject to a three-year vesting period from date of grant and a further two-year holding period from the end of the vesting period. – Awards are subject to relative TSR and financial performance measures, as well as a business integrity scorecard. – Awards are subject to malus and clawback provisions.
Share ownership guidelines							– Chief Executive Officer guidelines are 400% of salary. – Executives generally have five years to build this level of ownership. – Executives leaving the Board are required to hold the lower of their actual shareholding at the date they leave the Board or their in-employment share ownership guideline for a period of two years.

What performance means for Executive Director remuneration in 2024

At Prudential, remuneration packages are designed to ensure strong alignment between pay and performance. In 2024, the Group's performance was appropriately reflected in the incentive outcomes as set out below, and in the Annual report on remuneration.

Mr Wadhwani's 2024 AIP outcome

Measure	Weighting	Outturn	% achieved
Group EEV new business profit	36%	27%	75.0%
Group adjusted operating profit	16%	16%	100.0%
Group net operating free surplus generated	16%	16%	100.0%
Group cash flow	12%	12%	100.0%
Total Group financial measures	**80%**	**71%**	**88.7%**
Personal objectives	20%	18%	90.0%
Total bonus	**100%**	**89%**	**89.0%**

2022 PLTIP outcome

Measure	Weighting	Outturn	% achieved
Three-year relative TSR	50%	0.00%	
Return on embedded value	30%	26.49%	88.3%
Sustainability scorecard	20%	18.90%	94.5%
Total PLTIP	**100%**	**45.39%**	**45.39%**

*Mr Wadhwani joined Prudential in 2023 and did not participate in the 2022 PLTIP.

Annual report on remuneration

Annual report on remuneration

Role and responsibilities

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on a periodic basis, and can be found on the Company's website at https://www.prudentialplc.com/~/media/Files/P/Prudential-V13/content-pdf-egroup-remuneration-committee-tors-2-jan-2025.pdf. The Committee's role is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chair of the Board, Chief Executive Officer, Group Executive Committee members and the Company Secretary, as well as overseeing the remuneration arrangements of other staff within its purview. In 2024, the Committee met seven times and also dealt with a number of matters by email circulation.

The principal responsibilities of the Committee set out in its terms of reference and discharged during 2024 were:

– Approving the operation of performance-related pay schemes operated for the Chief Executive Officer, other members of the Group Executive Committee and the Company Secretary, and determining the targets and individual payouts under such schemes;
– Consulting with shareholders and the principal advisory bodies on the decisions taken in respect of the Chief Executive Officer's remuneration arrangements for 2025 (as discussed in the Annual statement from the Chair of the Remuneration Committee);
– Reviewing the operation and awards made under all share plans requiring approval by the Board and/or the Company's shareholders;
– Monitoring the compliance of the Chair, Chief Executive Officer and other members of the Group Executive Committee with share ownership guidelines;
– Reviewing and approving individual packages for the Chief Executive Officer and other members of the Group Executive Committee including for any new hires and departures and the fees of the Chair. Reviewing workforce remuneration practices and related policies across the Group when setting the remuneration policy for the Executive Director, as well as the alignment of incentives and awards with culture;
– Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group and other selected roles; and
– Overseeing the implementation of the Group remuneration policy for those roles within scope of the specific arrangements referred to in the Hong Kong IA GWS Framework.

The Chair, prior to her appointment as a Committee member, and the Chief Executive Officer attend meetings by invitation. The Committee also had the benefit of advice from the:

– Chief Risk and Compliance Officer;
– Chief Financial Officer;
– Chief Human Resources Officer; and
– Director, Group Reward and Employee Relations, and CHRO, UK.

Individuals are not present when their own remuneration is discussed and the Committee is always careful to manage potential conflicts of interest when receiving views from the Chief Executive Officer or senior management about executive remuneration proposals.

During the early part of 2024, a competitive tender process was concluded for the provision of independent advice to the Committee, with WTW formally appointed by the Committee with effect from 1 June 2024, replacing Deloitte LLP (Deloitte) who had advised the Committee for some years.

Both Deloitte and WTW are members of the Remuneration Consultants' Group and voluntarily operate under its code of conduct when providing advice on executive remuneration in the UK. In addition to the guidance provided at the formal meetings of the Committee, the engagement partners regularly advise the Chair of the Committee directly between meetings. The Committee is comfortable that the engagement partners and teams from Deloitte and WTW providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity.

The total fees paid to Deloitte and WTW for the provision of independent advice to the Committee in 2024 were £27,000 and £92,191, respectively, charged on a fixed fee as well as a time and materials basis. During the period in 2024 when they were advisers to the Committee, Deloitte also provided Prudential management advice on remuneration, digital and technology, taxation, internal audit, global mobility, risk, and regulatory matters. Remuneration advice was provided by an entirely separate team within Deloitte. WTW provided management with remuneration market data in respect of the wider workforce as well as actuarial consulting and technology services, which were also rendered by entirely separate teams within WTW.

Management also received external advice and data from a number of other providers, including legal counsel. This advice, and these services, are not considered to be material.

In 2024, the Board conducted an evaluation of its effectiveness that included an assessment of the Remuneration Committee. No material issues were identified.

Table of 2024 Executive Director total remuneration (the 'single figure') – *audited information*

$000s	2024 salary	2024 taxable benefits*	2024 total bonus†	2024 PLTIP releases‡	2024 pension benefits§	2024 other remuneration[1]	Total 2024 fixed remuneration~	Total 2024 variable remuneration~	Total 2024 remuneration the 'single figure'^
Anil Wadhwani[1]	1,574	503	2,801	–	207	751	2,284	3,552	5,836

* Benefits include the cost of providing the use of a car and driver, medical insurance, and expatriate benefits. Benefits of significant value include housing costs ($384,000), which is in line with Asia practice.
† The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred for three years. Given that Mr Wadhwani has not yet met his share ownership guideline, the deferred part of the bonus will be in the form of Prudential plc shares. The deferred part of the bonus is subject to malus and clawback provisions in accordance with the malus and clawback policies, but no further performance conditions.
§ 2024 pension benefits include contributions into defined contribution schemes as outlined in the Pension benefit entitlement section.
~ Total fixed remuneration includes salary, taxable benefits and pension benefits. Total variable remuneration includes total bonus and variable remuneration elements of Mr Wadhwani's buyout.
^ Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total 2024 remuneration has been converted to US dollars using the exchange rate of 7.8030 for HKD and 0.7824 for GBP. Exchange rate fluctuations will, therefore, impact the reported value.

Notes
(1) 'Other remuneration' consists of the value of a replacement award made in relation to remuneration forfeited by Mr Wadhwani as a consequence of leaving his former employer, Manulife, and joining Prudential. The figure consists of an estimated value of the element of Mr Wadhwani's replacement award (an option granted on 21 March 2023) where the performance period ended in 2024. The estimated value of the award has been calculated using the average share price over the last three months of 2024 (HKD65.17). Target vesting has been used to value this element given that performance against the original Manulife targets is not yet known. The actual value, based on the actual share price at vesting and actual performance outcomes, will be shown in the 2025 report. Further details can be found in the Recruitment arrangements section later in this report.

Table of 2023 Executive Director total remuneration (the 'single figure') – *audited information*

$000s	2023 salary	2023 taxable benefits*	2023 total bonus†	2023 PLTIP releases‡	2023 pension benefits§	2023 other remuneration~	Total 2023 fixed remuneration~	Total 2023 variable remuneration~	Total 2023 remuneration the 'single figure'^
Anil Wadhwani[1]	1,326	486	2,638	–	174	7,081	3,113	8,592	11,705
Mark FitzPatrick[2]	229	188	441	307	30	–	447	748	1,195
Total	1,555	674	3,079	307	204	7,081	3,560	9,340	12,900

* Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits. Benefits of significant value include housing costs for Mr Wadhwani ($324,000), which is in line with Asia practice.
† The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred for three years. Given that Mr Wadhwani had not yet met his share ownership guideline, the deferred part of the bonus was in the form of Prudential plc shares. The deferred part of the bonus is subject to malus and clawback provisions in accordance with the malus and clawback policies, but no further performance conditions.
‡ In line with the regulations, the value of the 2021 PLTIP award vesting for Mr FitzPatrick has been recalculated using the actual share price at vesting (HKD81.90) and includes the accumulated dividends delivered in the form of shares. The number of Prudential plc shares under award has been adjusted to take account of the Jackson demerger in line with the approach set out in the Remuneration decisions taken in relation to the demerger section in the 2021 remuneration report. Due to share price depreciation over the vesting period, the value per share of the 2021 PLTIP award is 51 per cent lower than the value per share at grant. No adjustment to vesting levels was proposed as a result of the share price depreciation.
§ 2023 pension benefits include cash supplements for pension purposes and contributions into defined contribution schemes as outlined in the Pension benefit entitlement section.
~ Total fixed remuneration includes salary, taxable benefits, pension benefits and the fixed elements of Mr Wadhwani's buyout. Total variable remuneration includes total bonus, Mr FitzPatrick's PLTIP award vesting, and variable remuneration elements of Mr Wadhwani's buyout.
^ Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total 2023 remuneration has been converted to US dollars using the exchange rate of 0.8041 for GBP and 7.8289 for HKD. Exchange rate fluctuations will therefore impact the reported value.

Notes
(1) Mr Wadhwani joined Prudential on 25 February 2023 and is paid in Hong Kong dollars. 'Other remuneration' consists of the value of replacement awards and payments made in relation to remuneration forfeited by Mr Wadhwani as a consequence of leaving his former employer, Manulife, and joining Prudential. This includes compensation for salary, pension and housing benefit ($780k), as well as bonus ($1,637k), forfeited during the period between the end of his employment with Manulife and the commencement of his employment with Prudential, and the cost to him of buying out his notice period ($347k). The figure also includes cash elements and the restated components of Mr Wadhwani's replacement award (an option granted on 21 March 2023) that have no performance conditions or where the performance period ended in 2023 ($4,317k). The value of these awards has been calculated using the share price at vest with actual performance outcomes where applicable. Further details of Mr Wadhwani's buyout can be found in the Recruitment arrangement section later in this report.
(2) Mr FitzPatrick stepped down from the Board on 24 February 2023. The salary figure includes his monthly pensionable cash supplement of £30,167. Mr FitzPatrick was paid in GBP.

Annual report on remuneration continued

Remuneration in respect of performance in 2024 - *audited information*

Base salary

After due deliberation and following consultation with shareholders, the Committee considered that there should be no increase to the Chief Executive Officer's salary for 2024. Mr Wadhwani's salary, therefore, remains as it was at his appointment. The average increase for the wider workforce was 4 per cent.

Executive Director	2024 salary (local currency) from 1 January 2024	2024 salary (USD) from 1 January 2024[1]
Anil Wadhwani	HK$12,281,000	$1,574,000

Note

(1) 2024 salary converted to US dollars using an exchange rate of 7.8030 for HKD and rounded to the nearest $1,000.

Pension benefit entitlements

Pension benefit arrangements for 2024 are set out in the table below. The employer pension contribution available to the wider workforce is 13 per cent of salary.

Executive Director	2024 pension benefit	Life assurance provision
Anil Wadhwani	Pension supplement in lieu of pension of 13 per cent of salary and a HKD18,000 employer payment to the Hong Kong Mandatory Provident Fund.	Eight times salary.

Annual bonus outcomes for 2024

Target setting

For 2024, financial AIP metrics comprised 80 per cent of the bonus opportunity for the Chief Executive Officer. The financial element of the Chief Executive Officer's 2024 bonus was determined by the achievement of four Group measures, namely EEV new business profit, adjusted operating profit, net operating free surplus generation, and cash flow, which are aligned to the Group's growth and cash generation focus. The performance ranges were based on the annual business plans approved by the Board and reflected the ambitions of the Group, in the context of anticipated market conditions.

Personal objectives comprised 20 per cent of the bonus opportunity for the Chief Executive Officer. These objectives were established at the start of the year and reflect the Group's strategic priorities as set by the Board for 2024.

AIP payments are subject to meeting minimum capital thresholds which are aligned to the Group Risk Framework and appetite (as adjusted for any Risk Committee approved counter-cyclical buffers), as described in the Chief Risk and Compliance Officer's report.

The Committee seeks advice from the Risk Committee on risk management considerations to inform decisions about remuneration architecture and performance measures to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of Executive Directors' remuneration.

Performance assessment

The Committee determines the overall value of the bonus, taking account of the inputs described above and any other factors that it considers relevant.

The Committee considered a report from the Chief Risk and Compliance Officer, which was approved by the Risk Committee. This report confirmed that the 2024 results were achieved within the Group's and businesses' risk framework and appetite. The Chief Risk and Compliance Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The report also confirmed that the Group met minimum capital thresholds, which were aligned to the Group Risk Framework and appetites. The Committee took into account this advice when determining the AIP outcome for the Chief Executive Officer.

The table below illustrates the weighting of performance measures for 2024 and the level of achievement under the AIP:

Executive Director	Weighting of measures (% of total bonus opportunity)		Performance against measures (% of max for each component)		2024 AIP outcome (% of max opportunity)	Maximum 2024 AIP (% of salary)	Actual 2024 AIP (% of salary)	2024 salary	2024 AIP award[2]
	Group financial measures	Personal objectives	Group financial measures	Personal objectives					
Anil Wadhwani[1]	80%	20%	88.7%	90%	89%	200%	178%	1,573,882	2,801,394

Notes

(1) Values converted to US dollars using an exchange rate of 7.8030 for HKD.

(2) Bonus awards are subject to 40 per cent deferral for three years. As the share ownership guideline has not yet been met, the deferral will be made in Prudential plc shares.

The Committee determined the 2024 AIP award on the basis of the performance of the Group and of the Chief Executive Officer. In making these decisions, it reflected on factors including:

– The overall contribution of the executive;
– Behavioural, conduct and risk management considerations; and
– Wider experience of stakeholders and overall corporate performance.

The AIP outcome was considered appropriate in the context of the above, and as such, no discretion was exercised.

Financial performance
The level of performance required for threshold, target and maximum payment against the Group's 2024 AIP financial measures and the results achieved are set out below:

2024 AIP measure	Weighting	Threshold ($m)	Target ($m)	Stretch target ($m)	Achievement ($m)
Group EEV new business profit	45%	2,787	3,097	3,252	3,078
Group adjusted operating profit	20%	2,482	2,758	2,896	3,129
Group net operating free surplus generated	20%	699	776	815	1,322
Group cash flow	15%	788	901	1,013	1,130

In line with our long-established practice, the targets have been adjusted to reflect prevailing interest rate and foreign exchange rate assumptions applicable for the full year reporting of new business profit and other metrics. Adjustments to targets in any given year may be upwards or downwards and are designed to ensure that outcomes reflect management's performance in the year by neutralising the effect of interest rates and foreign exchange movements during that year.

Personal performance
20 per cent of the Chief Executive Officer's annual bonus is based on the achievement of personal objectives, which may include:

– meeting individual conduct and customer measures;
– contribution to Group strategy as a member of the Board; and
– specific goals for which he is responsible and progress on major projects.

The below summarises the Chief Executive Officer's performance against his 2024 personal objectives and strategic priorities. The assessment was undertaken by the Chair of the Board.

2024 personal objectives	Key achievements	Weighting	Performance outcome
People and Culture	– Attracted and developed leadership talent into key roles including those in our major markets and our strategic pillars. – Implemented a new organisational model to maximise operating synergies for Customer, Technology, Operations, and Health business. – Identified high-potential talent to develop the pool of future leaders, supported by the launch of a central tool for assessing potential, PruSuccess. – Instituted a framework for developing Group Leadership Team talent and deepened succession pipelines for critical roles. – Embedded the PruWay values, including a high performance culture, throughout the organisation, incorporating our values into appraisal systems and incentive plans across the organisation.	30%	28%
China and India	– Established a new Joint Venture Oversight Framework to strengthen the influence and oversight of the joint ventures over which we do not exercise sole management control. – Revitalised the interaction between Prudential's management and the leadership of CITIC and CITIC Prudential Limited (CPL). – Influenced the improvement of CPL's Asset and Liability Management framework and operations, product mix and actions to improve solvency, to enable the joint venture to manage macroeconomic conditions and meet consumer demand as they develop during 2025. – Created the strategic foundation and opportunity for the potential IPO of ICICI Prudential Asset Management Company in India announced on 12 February 2025. – Built strong relationships with local partners and stakeholders in both markets.	30%	26%

Annual report on remuneration continued

2024 personal objectives	Key achievements	Weighting	Performance outcome
Stakeholder Relations	– Sharpened the focus on shareholder returns and defined a more rigorous Capital Management Framework, leading, for example, to the announcement and execution of the share buyback, and the adoption of Traditional Embedded Value (TEV) basis for calculating the Group's Embedded Value to better represent underlying growth trends and allow greater comparability with our Asia peers. – Enhanced customer focus and experience through increased relationship net promoter score (rNPS), with all ten business units in which we measure rNPS now ranking in the first or second quartile of customer experience in their market, reflecting improvements in key workflows and customer journeys, and improving customer retention. – Strengthened our approach to government and regulatory engagement at the Group level and in multiple key markets. – Launched a comprehensive framework for climate transition investment, focusing on emerging markets, including two white papers outlining the proprietary approach to transition financing.	30%	28%
Eastspring	– Improved Eastspring's investment performance, with 61 per cent of FUM outperforming their benchmark on a three-year basis, a notable improvement from 50 per cent in 2023. – Strengthened the Eastspring senior management team, recruiting key investment, distribution and functional talent as well as a Chief Economist to accelerate the organisation's development. – Improved the relationship between Eastspring and the insurance companies to maximise synergies. – Enhanced the Eastspring operating model and risk management framework to maximise our ability to deliver to external and internal customers, achieving a 10 per cent increase in operating profit.	10%	8%

Recognising Mr Wadhwani's performance against his personal objectives, the Committee judged that an assessment of **90%** of the portion of the bonus attributable to personal objectives (20% weighting) was appropriate.

Long-term incentives vesting in respect of performance to 31 December 2024 – *audited information*

Prudential Long Term Incentive Plan (PLTIP)

Target setting

Our long-term incentive plans have stretching performance conditions that are aligned to the strategic priorities of the Group. In determining the financial targets attached to the awards made in 2022, the Committee had regard to the stretching nature of the three-year business plan for return on embedded value and capital positions as set by the Board. Furthermore, in setting the conduct and diversity targets under the sustainability scorecard, the Committee considered input presented by the Chief Risk and Compliance Officer on behalf of the Risk Committee on conduct risk for the conduct measure and had regard to the Company's commitment under the Women in Finance Charter for the diversity measure.

Performance assessment

In deciding the proportion of the awards to be released, the Committee considered actual results against performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate, including an assessment of whether results were achieved within the Group's risk framework and appetite. Finally, overall vesting levels were reviewed to ensure that levels of reward provided remain reflective of the Company's performance.

	Weighting	Threshold (20 per cent of award vests)	Stretch (100 per cent of award vests)	Performance achieved	Vesting outcome
Relative TSR[1]	50%	Median	Upper quartile	Below median	0%
Return on embedded value (RoEV)[2]	30%	7.9%	10.7%	9.9%	88.3%
GWS operating capital generation[3]	5%	$5,672 million	$7,673 million	Above target but below the cumulative stretch target	90%
Reduction in WACI[4]	5%	22.5%	27.5%	54.0%	100%
Conduct[5]	5%	Partial achievement	Stretch achievement	No conduct, culture or governance issues that resulted in significant capital add-ons or material fines	100%
Diversity[6]	5%	34.0%	38.0%	36.8%	88%
Total	**100%**				**45.39%**

Notes

(1) Relative TSR is measured on a ranked basis over three years relative to peers. The peer group for the 2022 awards consists of AIA, Allianz, AXA, China Life, China Pacific Insurance, China Taiping Insurance, Great Eastern, Manulife Financial, New China Life, Ping An Insurance, Sun Life Financial and Zurich Insurance Group. Following the suspension in trading of Great Eastern shares on 12 July 2024, the Committee decided that Great Eastern's TSR performance would be frozen at the date of suspension and then tracked with the performance of the peer group (excluding Prudential) for the remainder of the performance period.
(2) The average three-year Group RoEV relative to the 2022–2024 Board-approved business plan.
(3) Cumulative three-year GWS operating capital generation.
(4) Reduction in weighted average carbon intensity (WACI) as at 31 December 2024 compared with the baseline as at 31 December 2019. The baseline and targets have been externally validated. Please see our Sustainability report for details of our ambitions and progress to date.
(5) Conduct is assessed through appropriate management action, ensuring there are no significant conduct/culture/governance issues that could result in significant capital add-ons or material fines.
(6) Diversity is measured as the percentage of Group Leadership Team (GLT) that is female at the end of 2024. For these purposes, GLT members who are employed by our operating joint venture Prudential BSN Takaful Berhad are included.

Details of cumulative achievement under the capital measures have not been disclosed, as the Committee considers that these are commercially sensitive and disclosure would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company's competitive position.

PLTIP vesting

The Committee considered a report from the Chief Risk and Compliance Officer, which was approved by the Risk Committee. This report confirmed that the financial results were achieved within the Group's risk framework and appetite. On the basis of this report and the performance of the Group described above, the Committee decided that it was not appropriate to apply any adjustment to the formulaic vesting outcome of the 2022 PLTIP awards. Details of the vesting of PLTIP awards for former Executive Directors are provided in the payments to past Directors and payments for loss of office sections.

Annual report on remuneration continued

Long-term incentives awarded in 2024

2024 share-based long-term incentive awards

The table below shows the conditional award of shares made to the Chief Executive Officer under the PLTIP in 2024 and the performance conditions attached to this award.

Executive Director	Role	Number of shares subject to award	Face value of award % of salary	Face value of award (USD)†	Percentage of awards released for achieving threshold targets	End of performance period
Anil Wadhwani	Chief Executive Officer	697,317	425%	6,688,989	20%	31 December 2026

† Award calculated based on the average share price over the three dealing days prior to the grant date in March, being HKD 74.85. The value has been converted to US dollars at the exchange rate of 7.8030.

The measures, weightings and targets for the 2024 PLTIP award for the Chief Executive Officer are summarised below:

Measure	Weighting	Threshold[1] 20% vesting	Maximum 100% vesting
Relative TSR[2]	45%	Median	Upper quartile
NBP[3,5]	15%	$7,524m	$10,180m
Gross OFSG[4,5]	15%	$8,396m	$11,360m
Business integrity scorecard	25%		see below

Notes
(1) Performance below threshold results in 0% vesting.
(2) Relative TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. The TSR peer comprises: AIA Group, China Life Insurance, China Pacific Insurance Company, China Taiping Insurance, DBS Group, Great Eastern, Hang Seng Bank, Manulife Financial, MetLife, New China Life, Ping An Insurance, and Standard Chartered.
(3) NBP measures the value creation of writing new business and is a key metric to indicate growth.
(4) Gross OFSG will be calculated as the operating free surplus generated within local businesses before investment in new business and any central costs.
(5) The threshold and maximum values for NBP and gross OFSG shown above have been restated on a TEV basis following the change in reporting, effective 1 January 2025. Further details regarding the principles applied in making this restatement are provided on page 226.

Under the business integrity scorecard, performance will be assessed for each of the five measures at the end of the three-year performance period:

Measure	Weighting	Threshold performance[1] (20% vesting)	Stretch performance[1] (100% vesting)
Reduction in WACI[2]	5%	47.5% reduction	52.5% reduction
GWS capital measure[3,5]	5%	Threshold	Stretch
GIECA measure[4,5]	5%	Threshold	Stretch
Diversity[6]	5%	38% female	42% female
Conduct[7]	5%	Partial achievement of Group expectations	Achieving Group expectations

Notes
(1) Performance below threshold results in nil vesting.
(2) Reduction as at 31 December 2026 compared with the baseline as at 31 December 2019. The baseline and targets have been externally validated. Please see our Sustainability report for details of our ambitions and progress to date. This element is subject to a transition finance underpin which must be met before any part of the WACI element vests.
(3) Cumulative three-year GWS operating capital generation.
(4) Group Internal Economic Capital Assessment (GIECA) surplus generation is a Pillar 2 economic capital metric.
(5) The targets for the GWS capital measure and the GIECA measure are deemed to be commercially sensitive and if disclosed, would put the Company at a disadvantage compared to its competitors. They will be published in the Annual Report for the final year of the performance period.
(6) Diversity is measured as the percentage of Group Leadership Team (GLT) that is female. For these purposes, GLT members who are employed by our joint venture Prudential BSN Takaful Berhad are included.
(7) Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.

The Committee will review awards on vesting to ensure that participants do not benefit from windfall gains. In making this determination, the Committee will consider Prudential's stretching performance targets, the share performance of Prudential and its peers, the performance of the indices on which Prudential is listed, and any other factors it deems relevant.

Recruitment arrangements – *audited information*

As detailed in the 2023 Directors' remuneration report, in order to facilitate Mr Wadhwani's appointment, the Company agreed to replace remuneration forfeited by him and reimburse costs he incurred as a consequence of him leaving his former employer, Manulife, and joining Prudential. Full details of these arrangements were provided in the 2023 Directors' remuneration report.

Replacement award

As part of these recruitment arrangements, a replacement award was made under a one-off award agreement entered into on 8 March 2023 in accordance with Rule 9.4.2 of the UK Listing Rules. The replacement award was made on a like-for-like basis with the award subject to release in accordance with the original vesting time frames, and where applicable, satisfaction of the Manulife performance conditions attached to the original awards.

Three types of forfeited awards were replaced:

– performance shares were replaced with Prudential plc shares with the performance conditions tied to the original award (to be determined by the Committee based on performance outcomes published in the relevant Manulife Management Information Circulars);
– restricted shares were replaced at face value; and
– market-value stock options were only replaced to the extent that they were 'in the money'.

The award comprised (i) a cash-settled nominal-cost option over Prudential plc shares, and (ii) replacement cash payments (which were paid in 2023 and reported in the 2023 single figure table). The nominal-cost option was granted to Mr Wadhwani on 21 March 2023 to replace the other forfeited Manulife awards in tranches. Further details are provided below:

Replacement award[1]	No. of notional shares under option outstanding at 1 January 2024	Exercise price (HKD)	No. of notional shares exercised in 2024	No. of notional shares lapsed in 2024	No. of notional shares under option outstanding at 31 December 2024	End of performance period (if applicable)	Exercise period[6]	Market price at date of vesting (HKD)
Performance shares[3]								
2021[2,4]	168,284	0.48	87,881	80,403	–	31 Dec 2023	10 April–9 May 2024	72.00
2022[5]	163,004	0.48	–	–	163,004	31 Dec 2024	30 days from approval of vesting	–
Restricted shares								
2021[2]	62,706	0.48	62,706	–	–	n/a	2 March–7 May 2024	77.25
2022	60,738	0.48	–	–	60,738	n/a	1–30 March 2025	–
Stock options								
2019[2]	7,820	0.48	7,820	–	–	n/a	5 March–7 May 2024	75.90
2020	11,552	0.48	–	–	11,552	n/a	5 March–3 April 2025	–
	474,104		**158,407**	**80,403**	**235,294**			

Notes
(1) All awards are made in the form of options over notional shares.
(2) Elements of the replacement award that are reportable within the restated 'Table of 2023 Executive Director total remuneration'. These values have been restated to reflect the share price at the time of vesting and actual performance outcomes where applicable.
(3) Performance shares were replaced at their maximum value (180% of target) and remained subject to the satisfaction of the original Manulife performance conditions.
(4) The number of notional shares that vested was determined by dividing the total number of notional shares under option by 180% and multiplying this by the vesting outcome of 94% of target as published in the 2023 Manulife Management Information Circular.
(5) This award, which replaced the 2022 award of performance shares (which has a performance period ending on 31 December 2024), is reported on a target basis in the Table of 2024 Executive Director total remuneration.
(6) The exercise period will be extended if it ends in a closed period.

Annual report on remuneration continued

Pay comparisons

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 (as the Company has a listing on the London Stock Exchange and is a constituent of the FTSE 100 index), and the peer group of international insurers, which comprise the Company's TSR peer group for the 2024 PLTIP awards. The chart illustrates the performance of a hypothetical investment of $100 in ordinary shares of Prudential plc over the 10-year period from 1 January 2015 to 31 December 2024 compared to a similar investment in the FTSE 100 or an index of the Company's peers. Total shareholder return is based on returns index data calculated on a daily share price growth plus reinvested dividends (as measured at the ex-dividend dates).

Prudential TSR vs FTSE 100 and TSR peer group average – total shareholder return over 10-year period to December 2024



■ Prudential　　■ FTSE 100　　■ Peer group

The information in the table below shows the total remuneration for the Chief Executive Officer over the same period:

$000[1]	2015	2015	2016	2017	2018	2019	2020	2021	2022	2022	2023	2023	2024
Chief Executive Officer[2,3]	TT	MW	MW	MW	MW	MW	MW	MW	MW	MFP	MFP	AW	AW
Salary, pension and benefits	938	3,048	3,029	2,415	2,423	2,122	2,126	2,249	663	1,476	447	1,986	2,284
Annual bonus payment	1,077	1,903	2,904	2,673	2,848	2,804	1,355	3,057	693	2,161	441	2,638	2,801
(As % of maximum)	(77.3)%	(99.7)%	(99.5)%	(94.0)%	(95.0)%	(96.0)%	(46.0)%	(96.7)%	(96.0)%	(98.0)%	(97.4)%	(99.0)%	(89.0)%
LTIP vesting	5,174	6,564	4,016	5,955	4,837	2,746	4,286	1,052	2,108	1,255	307	–	–
(As % of maximum)	(100.0)%	(100.0)%	(70.8)%	(95.8)%	(62.5)%	(62.5)%	(68.8)%	(17.8)%	(45.5)%	(45.5)%	(27.6)%	–	–
Other payment[4]	–	–	–	–	–	–	–	–	–	–	–	7,081	751
Chief Executive Officer 'single figure' of total remuneration[5]	7,189	11,515	9,950	11,042	10,109	7,671	7,768	6,358	3,464	4,892	1,195	11,705	5,836

Notes
(1) All remuneration has been converted to USD using the average exchange rate for each respective financial year.
(2) In years where there has been a change in Chief Executive Officer, the figures shown for each individual's remuneration in that year relate only to their service as Chief Executive Officer.
(3) The Chief Executive Officers are: TT: Tidjane Thiam　MW: Mike Wells　MFP: Mark FitzPatrick　AW: Anil Wadhwani
(4) Other payment refers to the value of remuneration forfeited by Mr Wadhwani as a consequence of his leaving his former employer and replaced by the Company.
(5) Further details on the 'single figure' are provided in the 'single figure' table for the relevant year. The figures provided reflect the value of vesting LTIP awards on the date of their release. For Mark FitzPatrick, the LTIP vesting for 2022 and 2023 also include performance periods in which he served in the role of Group Chief Financial Officer and Chief Operating Officer.

Relative importance of spend on pay

The table below sets out the amounts payable in respect of 2023 and 2024 on all employee pay, dividends and the share buyback programme:

	2023	2024	Percentage change
All employee pay ($m)[1]	1,162	1,210	4%
Dividends and share buyback programme ($m)[2]	533	1,360	155 %

Notes
(1) All employee pay as taken from note B2.1 of the financial statements.
(2) Dividends paid in the year as taken from note B5 and the share buyback programme value from note C8 of the financial statements.

Percentage change in remuneration

The table below illustrates the year-on-year change in remuneration for each Director compared to a wider employee comparator group:

	Salary (% change)					Benefits[9] (% change)					Bonus[8] (% change)				
	2023-24	2022-23	2021-22	2020-21	2019-20	**2023-24**	2022-23	2021-22	2020-21	2019-20	**2023-24**	2022-23	2021-22	2020-21	2019-20
Executive Director															
Anil Wadhwani[1]	**19%**	–	–	–	–	**3%**	–	–	–	–	**6%**	–	–	–	–
Chair and Non-executive Directors[3]															
Shriti Vadera[2]	**(1)%**	1%	2%	907%	–	**(18)%**	10%	35%	–	–	**–**	–	–	–	–
Jeremy Anderson	**5%**	12%	3%	13%	–	**300%**	–	–	–	–	**–**	–	–	–	–
Arijit Basu[4]	**1%**	198%	–	–	–	**200%**	–	–	–	–	**–**	–	–	–	–
Chua Sock Koong[5,6]	**(1%)**	5%	70%	–	–	**100%**	–	–	–	–	**–**	–	–	–	–
David Law[7]	**(64)%**	0%	2%	6%	1%	**500%**	–	–	–	–	**–**	–	–	–	–
Ming Lu[5]	**0%**	0%	58%	–	–	**–**	–	–	–	–	**–**	–	–	–	–
George Sartorel[4]	**7%**	34%	–	–	–	**400%**	–	–	–	–	**–**	–	–	–	–
Mark Saunders[7]	**–**	–	–	–	–	**–**	–	–	–	–	**–**	–	–	–	–
Claudia Suessmuth Dyckerhoff[8]	**1%**	–	–	–	–	**100%**	–	–	–	–	**–**	–	–	–	–
Jeanette Wong[5]	**19%**	0%	74%	–	–	**–**	–	–	–	–	**–**	–	–	–	–
Amy Yip	**0%**	0%	1%	0%	0%	**–**	–	–	–	–	**–**	–	–	–	–
UK-based employees	**4.6%**	6.0%	6.7%	3.1%	3.8%	**(14.5)%**	45.1%	(7.3)%	0.7%	(4.0)%	**(13.6%)**	143%	7.9%	5.8%	(7.3%)

Notes
(1) Anil Wadhwani was appointed as Chief Executive Officer on 25 February 2023. The change in salary and benefits in 2023–24 reflects his pro-rated pay for 2023. In addition, his 2023 bonus was determined using his pro-rated salary. The percentage change in remuneration is calculated in USD.
(2) Shriti Vadera joined the Board and the Nomination & Governance Committee on 1 May 2020 and became Chair on 1 January 2021. The change in pay in 2020–21 reflects her pro-rated pay for 2020 as well as her change in role.
(3) Fluctuations in Non-executive Directors' pay are due to changes in Committee memberships.
(4) Arijit Basu and George Sartorel joined the Board in 2022. The changes in pay in 2022–23 reflect their pro-rated pay for 2022.
(5) Chua Sock Koong, Ming Lu and Jeanette Wong joined the Board in 2021. The changes in pay in 2021–22 reflect their pro-rated pay for 2021.
(6) David Law retired from the Board on 23 May 2024.
(7) Mark Saunders joined the Board on 1 April 2024.
(8) The year-on-year change in bonus for UK-based employees between 2022 and 2023 reflects changes in the structure of their bonus plan and business performance. The increase in the level of taxable benefits from 2022 to 2023 for employees reflects the extension of private medical cover offered to employees and the introduction of critical illness cover.
(9) The year-on-year change in benefits from 2023 to 2024 for UK-based employees reflects a lower private medical insurance cost in 2024 compared to 2023.

The regulations prescribe that this comparison should include all employees of the parent company. The number of individuals employed by the parent company is insufficient to be the basis of a representative comparison. Therefore, the Committee has decided to use all UK-based employees as the basis for this calculation. The average pay for all employees has been calculated on a full-time equivalent basis by reference to the total pay awarded to UK employees in each year from 2024 back to 2019. The salary increase includes uplifts made through the annual salary review, as well as any additional changes in the year; for example, to reflect promotions or role changes.

Chief Executive Officer pay compared with employee pay and gender pay gap

As reported in prior years, the UK headcount of Prudential Services Limited is below the 250-person threshold, which triggers mandatory publication of the gender pay gap and the CEO pay ratio. After due consideration, we have decided that the UK gender pay gap and CEO pay ratio are not meaningful, given our relatively small employee headcount in the UK.

Consideration of workforce pay and approach to engagement

The Committee believes that its approach to executive remuneration is consistent with the pay, reward and progression policies for other employees within the Group. The base salary and total remuneration levels for the Chief Executive Officer and other employees are competitively positioned within the relevant markets and reflect the operation of our remuneration structures, which are effective in appropriately incentivising staff, having regard to our risk framework, risk appetites, and to rewarding the 'how' as well as the 'what' of performance. During 2024, the Committee considered workforce remuneration and related policies in the businesses across the Group. Information presented to the Committee, by way of a dashboard, included how the Company's incentive arrangements are aligned with the culture and informed the Committee's decision-making on executive pay and policy. By way of example, employee salary increase budgets are considered as part of the review of the Chief Executive Officer's compensation and salary increases.

Annual report on remuneration continued

The Chief Executive's remuneration is considered appropriate compared to the wider workforce. In 2024, salary increases for other employees across the Group's businesses were 4 per cent while the Chief Executive Officer received no increase in January 2024. Employee engagement is led by the Sustainability Committee (formerly the Responsibility & Sustainability Working Group). The Strategic report describes how it discharged this responsibility during 2024.

The Group operates PRUshareplus, an all-employee share purchase plan available to employees in 25 countries – 15 in Asia, eight in Africa and two in Europe – allowing our people to invest in the Company's shares. Similar Syariah-compliant plans are available in our Syariah business. The Group also operates a UK Save As You Earn (SAYE) scheme and Share Incentive Plan (SIP). UK-based employees (including Executive Directors) are eligible to participate in both plans. Further details are provided in note B2.2 of the Financial statements.

As part of our continuing efforts to safeguard our employees' wellbeing, we held our fourth Prudential Recharge Day on 20 September 2024. All employees Group-wide were encouraged to take the day as an extra day off to rest and recharge, and to spend time with family and friends.

Chair and Non-executive Director remuneration in 2024 – *audited information*

Chair fee

Shriti Vadera's fee was reviewed by the Committee during 2024. Having considered the fee against external benchmarks, the Committee felt that it remained appropriate and as such, her fee remains at $966,000.

Non-executive Directors' fees

The Non-executive Directors' fees are denominated in US dollars. The fees were reviewed by the Board during 2024 with modest increases made to Committee membership fees. Following the creation of the Sustainability Committee as a formal Board committee (formerly the Risk and Sustainability Working Group), increases were made to both the Chair and membership fees to reflect the expansion in the remit of the Committee. All fee changes were effective from 1 July 2024.

Annual fees[2]	From 1 July 2023 ($)	From 1 July 2024 ($)
Basic fee	125,000	125,000
Additional fees:		
Audit Committee Chair	92,000	92,000
Audit Committee member	37,000	39,000
Remuneration Committee Chair	80,000	80,000
Remuneration Committee member	37,000	39,000
Risk Committee Chair	92,000	92,000
Risk Committee member	37,000	39,000
Nomination & Governance Committee Chair[1]	–	–
Nomination & Governance Committee member	18,000	19,000
Sustainability Committee (formerly Responsibility & Sustainability Working Group) Chair	55,000	60,000
Sustainability Committee (formerly Responsibility & Sustainability Working Group) member	27,000	30,000
Senior Independent Director	61,000	61,000

Notes
(1) There is no fee paid for the role of Nomination & Governance Committee Chair.
(2) As detailed in the Directors' remuneration policy, should a new committee or working group be formed, the remit of an existing committee be materially expanded, or a new Non-executive Director role established, new or additional fees may be paid. Any fees will be commensurate with the new or additional responsibilities and time commitment involved.

If, in a particular year, the number of meetings and/or time commitment is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable. No additional fees were paid in 2024.

The resulting fees paid to the Chair and Non-executive Directors are:

	2024 fees ($000)	2023 fees ($000)	2024 taxable benefits* ($000)	2023 taxable benefits* ($000)	Total 2024 remuneration: the 'single figure' ($000)†‡	Total 2023 remuneration: the 'single figure' ($000)†‡
Chair						
Shriti Vadera	**966**	974	**112**	137	**1,078**	1,111
Non-executive Directors						
Jeremy Anderson	**335**	320	**4**	1	**339**	321
Arijit Basu	**192**	190	**3**	1	**195**	191
Chua Sock Koong	**223**	225	**2**	1	**225**	226
David Law[1]	**105**	293	**6**	1	**111**	294
Ming Lu[2]	**182**	182	**0**	0	**182**	182
George Sartorel	**277**	260	**5**	1	**282**	261
Mark Saunders[3]	**151**	0	**0**	0	**151**	0
Claudia Suessmuth Dyckerhoff	**192**	190	**2**	1	**194**	191
Jeanette Wong	**271**	228	**3**	0	**274**	228
Amy Yip	**163**	163	**0**	0	**163**	163
Total	**3,057**	3,025	**137**	143	**3,194**	3,168

* Benefits include the cost of providing the use of a car and driver and medical insurance where applicable.
† Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. The Chair and Non-executive Directors are not entitled to participate in annual bonus plans or long-term incentive plans.
‡ Remuneration components denominated in GBP have been converted to US dollars using an exchange rate of 0.8041 for the 2023 single figure calculation and 0.7824 for the 2024 single figure calculations. As Non-executive Directors and the Chair do not receive variable remuneration components, the table above does not include a sum of total fixed and total variable remuneration.

Notes
(1) David Law retired from the Board on 23 May 2024.
(2) Ming Lu donated his fee to InspringHK Sports, an independent non-profit organisation based in Hong Kong.
(3) Mark Saunders joined the Board on 1 April 2024.

Annual report on remuneration continued

Statement of Directors' shareholdings – audited information

The interests of Directors in ordinary shares of the Company are set out below. 'Beneficial interest' includes shares owned outright and deferred annual incentive awards, detailed in the Additional remuneration disclosures section. It is only these shares that count towards the share ownership guidelines.

| | 1 January 2024 (or on date of appointment) | | | 31 December 2024 (or on date of stepping down)[2] | | | Share ownership guidelines | |
	Total beneficial interest (number of shares)	Number of shares acquired during the year	Number of shares disposed of during the year	Total beneficial interest* (number of shares)	Number of shares subject to performance conditions†	Total interest in shares	Share ownership guidelines† (% of salary/ fee)	Beneficial interest as a percentage of basic salary/ basic fees§
Chair								
Shriti Vadera	67,500	50,000		117,500		117,500	100%	104%
Executive Director								
Anil Wadhwani[1]	42,900	286,673		329,573	1,135,415	1,464,988	400%	179%
Non-executive Directors								
Jeremy Anderson	9,157	10,000		19,157		19,157	100%	131%
Arijit Basu	3,804	5,887		9,691		9,691	100%	66%
David Law	11,054			11,054		11,054	100%	75%
Ming Lu	12,600			12,600		12,600	100%	86%
George Sartorel	5,000	8,000		13,000		13,000	100%	89%
Mark Saunders	13,750			13,750		13,750	100%	94%
Claudia Suessmuth Dyckerhoff	4,800			4,800		4,800	100%	33%
Chua Sock Koong	15,000			15,000		15,000	100%	102%
Jeanette Wong	9,600	5,000		14,600		14,600	100%	100%
Amy Yip	9,791	4,222		14,013		14,013	100%	96%

* Beneficial interests include shares held directly or indirectly by connected persons. There were no changes of Directors' interests in ordinary shares between 31 December 2024 and 19 March 2025.

† Further information on share awards subject to performance conditions are detailed in the 'share-based long-term incentive awards' part of the Additional remuneration disclosures section.

‡ The holding requirement under the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board. Executive Directors and the Chair have five years to reach their guideline. Non-executive Directors have three years from their date of joining to reach the guideline.

§ Based on the average closing price for the six months to 31 December 2024 (HKD66.52) and the exchange rate of 7.8030 for HKD.

The Company and its Directors, Chief Executives and shareholders have been granted a partial exemption from the disclosure requirements under Part XV of the Securities and Futures Ordinance (SFO). As a result of this exemption, Directors, Chief Executives and shareholders do not have an obligation under the SFO to notify the Company of shareholding interests, and the Company is not required to maintain a register of Directors' and Chief Executives' interests under section 352 of the SFO, nor a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Stock Exchange of Hong Kong Limited any disclosure of interests notified to it in the United Kingdom.

Notes

(1) Anil Wadhwani was appointed on 25 February 2023. Although he has not yet met his share ownership guidelines, in line with the Directors' remuneration policy, he has five years from the date of his appointment to do so. Total beneficial interest includes deferred bonus awards without performance conditions.

Directors' terms of employment

Details of the service contract of the Chief Executive Officer are outlined in the table below. The Directors' remuneration policy contains further details of the terms included in Executive Director service contracts. As required by the Hong Kong Listing Rules, all Executive Director service contracts can be terminated by the Company by giving no more than 12 months' notice (or payment in lieu of such notice) and without compensation payments other than any termination payments required by law.

	Date of contract	Notice period to the Company	Notice period from the Company
Executive Director			
Anil Wadhwani	25 February 2023	12 months	12 months

Letters of appointment of the Chair and Non-executive Directors

Details of Non-executive Directors' individual appointments are outlined below. The Directors' remuneration policy contains further details on their letters of appointment. The Chair and Non-executive Directors are not entitled to receive any payments for loss of office. As required by the Hong Kong Listing Rules, the appointment of the Chair and the Non-Executive Directors can be terminated by the Company by giving no more than six months' notice (12 months' notice for the Chair), or payment in lieu of such notice and without compensation payments other than any termination payments required by law.

Chair/Non-executive Director	Appointment by the Board	Notice period	Time on the Board at 2025 AGM
Chair			
Shriti Vadera (Chair from 1 January 2021)	1 May 2020	12 months	5 years
Non-executive Directors			
David Law[1]	15 September 2015	6 months	n/a
Amy Yip	2 September 2019	6 months	5 years 8 months
Jeremy Anderson	1 January 2020	6 months	5 years 4 months
Ming Lu	12 May 2021	6 months	4 years
Chua Sock Koong	12 May 2021	6 months	4 years
Jeanette Wong	12 May 2021	6 months	4 years
George Sartorel	14 January 2022	6 months	3 years 4 months
Arijit Basu	1 September 2022	6 months	2 years 8 months
Claudia Suessmuth Dyckerhoff	1 January 2023	6 months	2 years 4 months
Mark Saunders	1 April 2024	6 months	1 year 1 month

Notes
(1) David Law retired from the Board on 23 May 2024.

Payments to past Directors and payments for loss of office – *audited information*

Payments to past Directors, as they relate to their Directorships, are described below. A *de minimis* threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director above this amount will be reported. There were no additional payments to Directors for loss of office in 2024.

As disclosed in last year's Directors' remuneration report, Mark FitzPatrick stepped down as Interim Group Chief Executive and as a Board member on 24 February 2023, with his employment ending on 30 September 2023. The treatment of his outstanding awards and other remuneration elements was disclosed in the 2023 Directors' remuneration report. Mark holds a PLTIP award granted in 2022 and, as set out in the Remuneration in respect of performance in 2024, the performance condition attached to this award was partially met and 45.39 per cent will vest in 2025.

Award	Number of shares vesting[1]	Value of shares vesting[2]
PLTIP	97,950	$818,072

Notes
(1) The number of shares vesting has been pro-rated to reflect time employed and includes dividends accrued to date. The final number of shares vesting may include additional dividends accrued between 19 March 2025 and the date of vest.
(2) The share price used to calculate the value was the average share price for the three months up to 31 December 2024, being HKD65.17, converted into US dollars using an exchange rate of 7.8030.

The Company also settled tax liabilities during 2024 in respect of UK workdays on trailing equity income for two former Executive Directors, James Turner and Nic Nicandrou. These amounts were $146,000 and $49,000 respectively.

Statement of voting at general meeting

The Directors' remuneration policy was approved by shareholders at the 2023 Annual General Meeting. At the 2024 Annual General Meeting, shareholders were asked to vote on the 2023 Directors' remuneration report. Each of these resolutions received a significant vote in favour and the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
To approve the Directors' remuneration policy (2023 AGM)	2,176,820,906	95.71	97,529,901	4.29	2,274,350,807	12,342,304
To approve the Directors' remuneration report (2024 AGM)	2,012,309,502	92.31	167,583,638	7.69	2,179,893,140	8,661,245

Annual report on remuneration continued

Statement of implementation of remuneration policy in 2025

Base salary

The Chief Executive Officer's remuneration package was reviewed in 2024, with the Committee considering the expected salary increases budgeted for other employees in 2025, alongside external benchmarks. These benchmarks, based on data from the 2024 TSR peer group, Asia-focused insurers and financial services firms, were selected to reflect that we compete for talent globally, particularly within financial services organisations with significant operations in Asia.

After due deliberation, the Committee considered that there should be no increase to Mr Wadhwani's salary for 2025. This decision was communicated to major shareholders before it was implemented. Since the wider Prudential workforce received an average 5.2 per cent salary increase, 2025 will be the 13th consecutive year in which the increases generally offered to executives have been below or close to the bottom of the range of salary increases budgeted for the broader workforce.

Mr Wadhwani's annual salary, effective 1 January 2025, will remain as HKD12,281,000.

2025 pension entitlements

Mr Wadhwani's pension benefits will remain aligned to the workforce rate, currently considered to be 13 per cent of salary. In addition, statutory contributions will continue to be made into mandatory pension arrangements in Hong Kong, in line with local requirements.

TEV-based targets

Effective 1 January 2025, the Group is now reporting on a TEV basis and, as such, the measures for the 2025 AIP and PLTIP have been set on this basis. Some of the targets attached to in-flight 2023 and 2024 PLTIP awards were set on an EEV basis and therefore require adjustment. The revised performance ranges for the 2024 PLTIP award are outlined on page 218. Details in respect of the 2023 PLTIP award will be provided at the point of assessment in the 2025 Annual Report. In making these adjustments, the Committee established the following principles to underpin the decisions made:

– Participants should not be advantaged or disadvantaged by the transition to the TEV reporting methodology;
– The value of outstanding awards and their key terms (vesting dates, holding periods, malus and clawback provisions) are unaffected;
– If performance conditions are revised, the revised conditions should be no more or less stretching than those originally attached to the awards; and
– Details of the revised targets will be disclosed.

These principles, similar to those adopted in respect of the demergers of the Jackson and M&G businesses, were discussed with and supported by our largest shareholders and before the revisions were made.

Annual bonus

Mr Wadhwani will remain eligible for a maximum bonus opportunity of 200 per cent of salary, subject to deferral in line with the Directors' remuneration policy.

For 2025, the AIP for the Chief Executive Officer's bonus will continue to be based on financial measures (80 per cent) and on personal and strategic objectives (20 per cent). Given the strong connection between remuneration and our longer-term strategic objectives, we intend to keep the measures and weightings for the 2025 AIP unchanged from 2024, as set out below:

– Group new business profit – 45 per cent;
– Group adjusted operating profit – 20 per cent;
– Group net operating free surplus generation – 20 per cent; and
– Group holding Company cash flow – 15 per cent.

The Committee considers the forward-looking targets to be commercially sensitive. The performance targets and outcomes will be set out in next year's Directors' remuneration report.

2025 share-based long-term incentive awards

Award levels

Mr Wadhwani will be eligible to receive a 2025 PLTIP award of 425 per cent of salary.

The Committee will review awards on vesting to ensure that participants do not benefit from windfall gains. The Committee will consider Prudential's stretching performance targets, the share performance of Prudential and its peers, the performance of the indices on which Prudential is listed, and any other factors it deems relevant when determining vesting.

Performance conditions

Performance conditions for the 2025 PLTIP award are aligned with those applied to the 2024 PLTIP award, with applicable measures set on a TEV basis. The measures, weightings and targets for the 2025 PLTIP award for the Chief Executive Officer are summarised below:

Measure	Weighting	Threshold performance[1] (20% vesting)	Stretch performance (100% vesting)
Relative TSR[2]	45%	Median	Upper quartile
NBP[3]	15%	$8,575m	$11,601m
Gross OFSG[4]	15%	$9,288m	$12,567m
Business integrity scorecard	25%		see below

Notes
(1) Performance below threshold results in 0% vesting.
(2) Relative TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. For 2025 awards, Great Eastern have been replaced by Oversea-Chinese Banking Corporation Limited. The full 2025 TSR peer group comprises: AIA Group, China Life Insurance, China Pacific Insurance Company, China Taiping Insurance, DBS Group, Hang Seng Bank, Manulife Financial, MetLife, Oversea-Chinese Banking Corporation Limited, New China Life, Ping An Insurance, and Standard Chartered.
(3) NBP measures the value creation of writing new business and is a key metric to indicate growth.
(4) Gross OFSG will be calculated as the operating free surplus generated within local businesses before investment in new business and any central costs.

Under the business integrity scorecard, performance will be assessed for each of the five measures at the end of the three-year performance period:

Measure	Weighting (% of total LTIP)	Threshold performance (20% vesting)	Stretch performance (100% vesting)
Reduction in WACI[1]	5%	50%	55%
GWS capital measure[2, 6]	5%	Threshold	Stretch
GIECA measure[3, 6]	5%	Threshold	Stretch
Diversity[4]	5%	41% female	43% female
Conduct[5]	5%	Partial achievement of Group expectations	Achieving Group expectations

Notes
(1) Reduction as at 31 December 2027 compared with the baseline as at 31 December 2019. The baseline and targets have been externally validated. Please see our Sustainability report for details of our ambitions and progress to date. This element is subject to a transition finance underpin which must be met before any part of the WACI element vests.
(2) Cumulative three-year GWS operating capital generation relative to threshold.
(3) Group Internal Economic Capital Assessment (GIECA) surplus generation is a Pillar 2 economic capital metric.
(4) Percentage of females in the GLT at the end of the performance period. For these purposes, GLT members who are employed by our operating joint venture Prudential BSN Takaful Berhad are included.
(5) Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
(6) The targets for these metrics are deemed to be commercially sensitive and, if disclosed, would put the Company at a disadvantage compared to its competitors. They will be published in the Annual Report for the final year of the performance period.

Chair and Non-executive Directors

Fees for the Chair and Non-executive Directors were reviewed in 2024 with changes effective from 1 July 2024, as set out in the Chair and Non-executive Director remuneration in 2024 section. The next regular fee level review will be conducted in 2025.

Chua Sock Koong
Chair of the Remuneration Committee

19 March 2025

Additional remuneration disclosures

Directors' outstanding long-term incentive awards and other share awards

The table below sets out the Chief Executive Officer's PLTIP awards. The Company operates a number of share schemes and plans, which are described in more detail in note I(vi) of the Additional financial information section.

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2024 (Number of shares)	Conditional awards in 2024 (Number of shares)	Market price at date of award (HK dollars)	Dividend equivalents on vested shares (Number of shares released)	Rights exercised in 2024	Rights lapsed in 2024	Conditional share awards outstanding at 31 December 2024 (Number of shares)	Date of end of performance period
Anil Wadhwani										
	PLTIP	2023	438,098	–	107.4	–	–	–	438,098	31 Dec 25
	PLTIP	2024	–	697,317	75.1	–	–	–	697,317	31 Dec 26
			438,098	697,317		–	–	–	1,135,415	

Other share awards

The table below sets out the Chief Executive Officer's deferred bonus share awards.

	Year of grant	Conditional share awards outstanding at 1 Jan 2024 (Number of shares)	Conditionally awarded in 2024 (Number of shares)	Dividends accumulated in 2024[1] (Number of shares)	Shares released in 2024 (Number of shares)	Conditional share awards outstanding at 31 December 2024 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (HK dollars)	Market price at date of vesting or release (HK dollars)
Anil Wadhwani										
Deferred 2023 annual incentive award	2023	33,500	–	732	–	34,232	31 Dec 25		114.3	
Deferred 2024 annual incentive award	2024	–	129,947	2,843	–	132,790	31 Dec 26		75.1	
		33,500	129,947	3,575	–	167,022				

Notes

(1) A dividend equivalent was accumulated on these awards.

Dilution

Releases from the Prudential Long Term Incentive Plan and the Prudential Agency Long Term Incentive Plan are satisfied using newly issued shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by newly issued shares. The combined dilution from all outstanding shares and options at 31 December 2024 was 0.12 per cent of the total share capital at the time. Deferred bonus awards will continue to be satisfied by the purchase of shares in the open market.

Remuneration of the five highest-paid individuals and the remuneration of senior management

In line with the requirements of the Stock Exchange of Hong Kong Limited, the following table sets out, on an aggregate basis, the annual remuneration of i) the five highest-paid employees, and ii) senior management for the year ended 31 December 2024.

Of the five individuals with the highest emoluments in 2024, one was the Chief Executive Officer whose emoluments are disclosed in this report. The aggregate of the emoluments of the other four individuals for 2024 are set out in the table below. Senior management comprised the Chief Executive Officer and members of the Group Executive Committee. The table sets out the aggregate of the emoluments paid to the senior management team:

	Five highest paid		Senior management	
Components of remuneration	HKD000	$000	HKD000	$000
Base salaries, allowances and benefits in kind	34,289	4,394	79,313	10,164
Pension contribution	4,513	578	9,847	1,262
Performance-related pay	82,921	10,627	166,769	21,372
Payments made on appointment	–	–	6,088	780
Payments made on separation	–	–	–	–
Total[1]	121,723	15,599	262,017	33,578

Their emoluments for 2024 were within the following bands:

		Number of employees	
Remuneration band HKD	Remuneration band USD equivalent	Five highest paid[2]	Senior management
7,500,001–8,000,000	961,200–1,025,200		1
12,500,001–13,000,000	1,601,900–1,666,000		1
15,000,001–15,500,000	1,922,300–1,986,400		1
17,000,001–17,500,000	2,178,600–2,242,700		1
17,500,001–18,000,000	2,242,700–2,306,800		1
24,000,001–24,500,000	3,075,700–3,139,800		1
25,500,001–26,000,000	3,268,000–3,332,100	1	1
30,500,001–31,000,000	3,908,800–3,972,800	1	1
31,500,001–32,000,000	4,036,900–4,101,000	1	1
33,500,001–34,000,000	4,293,200–4,357,300	1	1
45,500,001–46,000,000	5,831,100–5,895,200		1

Notes
(1) Further details on the payments made to senior management can be found in note B2.3 to the IFRS financial statements.
(2) Excludes the Chief Executive Officer, whose remuneration is disclosed in this report.

Financial statements



Group IFRS financial statements

Consolidated income statement

	Note	2024 $m	2023 $m
Insurance revenue	B1.4	**10,358**	9,371
Insurance service expense:			
Claims incurred		**(3,147)**	(2,913)
Directly attributable expenses incurred		**(1,328)**	(1,258)
Amortisation of insurance acquisition cash flows		**(3,157)**	(2,745)
Other insurance service expenses		**(131)**	(197)
		(7,763)	(7,113)
Net expense from reinsurance contracts held		**(302)**	(171)
Insurance service result		**2,293**	2,087
Investment return:			
Interest revenue calculated using the effective interest method		**477**	340
Other investment return on financial investments		**5,442**	9,423
	B1.4	**5,919**	9,763
Fair value movements on investment contract liabilities		**(95)**	(24)
Net insurance and reinsurance finance income (expense):			
Net finance (expense) from insurance contracts	B1.5	**(4,154)**	(8,839)
Net finance (expense) income from reinsurance contracts held	B1.5	**(338)**	191
		(4,492)	(8,648)
Net investment result		**1,332**	1,091
Other revenue	B1.4	**382**	369
Non-insurance expenditure	B2	**(1,003)**	(990)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		**(171)**	(172)
Loss attaching to corporate transactions	B1.1	**(71)**	(22)
Share of profit (loss) from joint ventures and associates, net of related tax	D6.3	**477**	(91)
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)* note		**3,239**	2,272
Tax charge attributable to policyholders' returns		**(286)**	(175)
Profit before tax attributable to shareholders' returns		**2,953**	2,097
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	**(824)**	(560)
Remove tax charge attributable to policyholders' returns	B3.2	**286**	175
Tax charge attributable to shareholders' returns	B3.2	**(538)**	(385)
Profit for the year	B1.6	**2,415**	1,712
Attributable to:			
Equity holders of the Company		**2,285**	1,701
Non-controlling interests		**130**	11
Profit for the year		**2,415**	1,712

Earnings per share (in cents)	Note	2024	2023
Based on profit attributable to equity holders of the Company:	B4		
Basic		**84.1¢**	62.1¢
Diluted		**84.0¢**	61.9¢

Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

Consolidated statement of comprehensive income

	2024 $m	2023 $m
Profit for the year	**2,415**	1,712
Other comprehensive income		
Items that may be reclassified subsequently to profit or loss:		
Exchange movements arising during the year	**(291)**	(135)
Items that will not be reclassified subsequently to profit or loss:		
Valuation movements on retained interest in Jackson classified as FVOCI securities [note]	**–**	8
Total comprehensive income for the year	**2,124**	1,585
Attributable to:		
Equity holders of the Company	**1,976**	1,585
Non-controlling interests	**148**	–
Total comprehensive income for the year	**2,124**	1,585

Note
On the adoption of IFRS 9 at 1 January 2023, the Group elected to measure its retained interest in the equity securities of Jackson at fair value through other comprehensive income (FVOCI). The Group subsequently disposed of its remaining interest in Jackson in 2023.

Consolidated statement of changes in equity

	Note	Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Shareholders' equity	Non-controlling interests	Total equity
Year ended 31 Dec 2024 $m									
Reserves									–
Profit for the year		–	–	–	2,285	–	2,285	130	2,415
Other comprehensive (loss) income		–	–	–	–	(309)	(309)	18	(291)
Total comprehensive income (loss) for the year		–	–	–	2,285	(309)	1,976	148	2,124
Transactions with owners of the Company									
Dividends	B5	–	–	–	(575)	–	(575)	(8)	(583)
Effect of scrip dividends	C8	–	–	–	23	–	23	–	23
Reserve movements in respect of share-based payments		–	–	–	1	–	1	–	1
Adjustment to non-controlling interest for Malaysia conventional life business	D2	–	–	–	(857)	–	(857)	886	29
Effect of transactions relating to other non-controlling interests		–	–	–	(18)	–	(18)	(4)	(22)
New share capital subscribed	C8	–	–	–	–	–	–	–	–
Share repurchases/buybacks*	C8	(7)	–	7	(878)	–	(878)	–	(878)
Movement in own shares in respect of share-based payment plans		–	–	–	(3)	–	(3)	–	(3)
Net (decrease) increase in equity		(7)	–	7	(22)	(309)	(331)	1,022	691
Balance at beginning of year		183	5,009	–	11,928	703	17,823	160	17,983
Balance at end of year		176	5,009	7	11,906	394	17,492	1,182	18,674

* In 2024, the Group entered into repurchase programmes to neutralise the dilutive effect of share scheme issuance and scrip dividends and is in progress of conducting the $2 billion share buyback programme it announced in June 2024 to return capital to shareholders. See note C8 for further details.

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Fair value reserve	Shareholders' equity	Non-controlling interests	Total equity
Year ended 31 Dec 2023 $m									
Reserves									
Profit for the year		–	–	1,701	–	–	1,701	11	1,712
Other comprehensive (loss) income		–	–	–	(124)	8	(116)	(11)	(127)
Total comprehensive income (loss) for the year		–	–	1,701	(124)	8	1,585	–	1,585
Transactions with owners of the Company									
Dividends	B5	–	–	(533)	–	–	(533)	(7)	(540)
Transfer of fair value reserve following disposal of investment in Jackson		–	–	71	–	(71)	–	–	–
Reserve movements in respect of share-based payments		–	–	(5)	–	–	(5)	–	(5)
Effect of transactions relating to non-controlling interests		–	–	16	–	–	16	–	16
New share capital subscribed	C8	1	3	–	–	–	4	–	4
Movement in own shares in respect of share-based payment plans		–	–	25	–	–	25	–	25
Net increase (decrease) in equity		1	3	1,275	(124)	(63)	1,092	(7)	1,085
Balance at beginning of year		182	5,006	10,653	827	63	16,731	167	16,898
Balance at end of year		183	5,009	11,928	703	–	17,823	160	17,983

Consolidated statement of financial position

	Note	31 Dec 2024 $m	31 Dec 2023 $m
Assets			
Goodwill	C4.1	**848**	896
Other intangible assets	C4.2	**3,824**	3,986
Property, plant and equipment	C10	**417**	374
Insurance contract assets	C3.1	**1,345**	1,180
Reinsurance contract assets	C3.1	**3,390**	2,426
Deferred tax assets	C7.2	**142**	156
Current tax recoverable	C7.1	**31**	34
Investments in joint ventures and associates accounted for using the equity method	D6.3	**2,412**	1,940
Investment properties	C1.1	**3**	39
Loans	C1.1	**517**	578
Equity securities and holdings in collective investment schemes [note]	C1.1	**81,002**	64,753
Debt securities [note]	C1.1	**73,804**	83,064
Derivative assets	C2.2	**395**	1,855
Deposits	C1.1	**5,466**	5,870
Accrued investment income	C1.2	**902**	1,003
Other debtors	C1.2	**1,310**	1,161
Assets held for sale	C1.2	**296**	–
Cash and cash equivalents	C1.3	**5,772**	4,751
Total assets		**181,876**	174,066
Equity			
Shareholders' equity		**17,492**	17,823
Non-controlling interests		**1,182**	160
Total equity		**18,674**	17,983
Liabilities			
Insurance contract liabilities	C3.1	**147,566**	139,840
Reinsurance contract liabilities	C3.1	**536**	1,151
Investment contract liabilities without discretionary participation features	C2.2	**748**	769
Core structural borrowings of shareholder-financed businesses	C5.1	**3,925**	3,933
Operational borrowings	C5.2	**797**	941
Obligations under funding, securities lending and sale and repurchase agreements	C2.3	**272**	716
Net asset value attributable to unit holders of consolidated investment funds	C2.3	**2,679**	2,711
Deferred tax liabilities	C7.2	**1,514**	1,250
Current tax liabilities	C7.1	**238**	275
Accruals, deferred income and other creditors	C1.2	**2,848**	4,035
Provisions	C1.4	**218**	224
Derivative liabilities	C2.2	**1,617**	238
Liabilities held for sale	C1.2	**244**	–
Total liabilities		**163,202**	156,083
Total equity and liabilities		**181,876**	174,066

Note
Included within equity securities and holdings in collective investment schemes and debt securities as at 31 December 2024 are $1,565 million of lent securities and assets subject to repurchase agreements (31 December 2023: $2,001 million).

The parent company statement of financial position is presented on page 321.

The consolidated financial statements on pages 233 to 320 were approved by the Board of Directors on 19 March 2025 and signed on its behalf by:

Shriti Vadera
Chair

Anil Wadhwani
Chief Executive Officer

Consolidated statement of cash flows

	Note	2024 $m	2023 $m
Cash flows from operating activities			
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		**3,239**	2,272
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:			
Investments		**(6,403)**	(14,539)
Other non-investment and non-cash assets		**124**	23
Insurance and reinsurance contract assets and liabilities		**7,925**	12,787
Other non-insurance liabilities		**(1,440)**	42
Interest and dividend income and interest payments included in profit before tax		**(5,180)**	(4,378)
Operating cash items:			
Interest receipts		**3,049**	2,872
Interest payments		**(75)**	(75)
Dividend receipts		**2,316**	1,650
Tax paid		**(549)**	(406)
Other non-cash items		**603**	584
Net cash flows from operating activities [note (i)]		**3,609**	832
Cash flows from investing activities			
Purchases of property, plant and equipment	C10	**(101)**	(44)
Proceeds from disposal of property, plant and equipment		**–**	2
Acquisition of business and intangibles [note (ii)]		**(557)**	(415)
Cash advanced to Mainland China joint venture [note (i)]		**(174)**	(176)
Disposal of Jackson shares		**–**	273
Net cash flows from investing activities		**(832)**	(360)
Cash flows from financing activities			
Structural borrowings of shareholder-financed operations: [note (iii)]			
Redemption of debt		**–**	(393)
Interest paid		**(164)**	(188)
Payment of principal portion of lease liabilities		**(93)**	(93)
Acquisition of non-controlling interests		**(18)**	–
Equity capital:			
Issues of ordinary share capital	C8	**–**	4
Share repurchases/buybacks (including costs)		**(860)**	–
External dividends:			
Dividends paid to equity holders of the Company	B5	**(552)**	(533)
Dividends paid to non-controlling interests		**(8)**	(7)
Net cash flows from financing activities		**(1,695)**	(1,210)
Net increase (decrease) in cash and cash equivalents		**1,082**	(738)
Cash and cash equivalents at 1 Jan		**4,751**	5,514
Effect of exchange rate changes on cash and cash equivalents		**(61)**	(25)
Cash and cash equivalents at 31 Dec	C1.3	**5,772**	4,751

Notes

(i)   Included in net cash flows from operating activities are dividends from joint ventures and associates of $148 million (2023: $209 million). Within net cash flows from investing activities, Cash advanced to the Mainland China joint venture of $174 million (2023: $176 million) was made in anticipation of a future capital injection as described in note D4. The $176 million advanced in 2023 was subsequently converted into a capital injection in 2024.

(ii) Cash flows from acquisition of business and intangibles represent amounts paid for distribution rights and software. In 2024, this includes amounts paid to Bank Syariah Indonesia (BSI) for entering into a long-term strategic bancassurance partnership to provide the Syariah life insurance from early 2025.

(iii) Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, lease liabilities and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Balance at 1 Jan $m	Cash movements $m Redemption of debt	Non-cash movements $m Foreign exchange movement	Other movements	Balance at 31 Dec $m
2024	**3,933**	**–**	**(15)**	**7**	**3,925**
2023	4,261	(393)	58	7	3,933

Notes to the consolidated financial statements

A Basis of preparation and accounting policies

A1 Basis of preparation and exchange rates

Prudential plc (the 'Company') together with its subsidiaries (collectively, the 'Group' or 'Prudential') provides life and health insurance and asset management in Asia and Africa. The Group is headquartered in Hong Kong.

Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. At 31 December 2024, there were no unadopted standards effective for the year ended 31 December 2024 which impacted the consolidated financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

Except for the new and amended IFRS Standards as described in note A2, the accounting policies applied by the Group in determining the IFRS financial results in these consolidated financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2023 as disclosed in the 2023 Annual Report.

The parent company statement of financial position prepared in accordance with the UK Generally Accepted Accounting Practice (including Financial Reporting Standard 101 'Reduced Disclosure Framework') is presented on page 321.

Going concern basis of accounting

The Directors have made an assessment of going concern covering a period to 31 March 2026, being at least 12 months from the date these consolidated financial statements and the parent company financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks, and the mitigations available to address them, as well as the results of the Group's stress and scenario testing, as described further in the Risk review section (including the Viability statement).

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period to 31 March 2026, being at least 12 months from the date these consolidated financial statements and the parent company financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Company and the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements and the parent company financial statements for the year ended 31 December 2024.

Exchange rates

The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD), were:

USD : local currency	Closing rate at year end		Average rate for the year to date	
	31 Dec 2024	31 Dec 2023	**2024**	2023
Chinese yuan (CNY)	**7.30**	7.09	**7.20**	7.09
Hong Kong dollar (HKD)	**7.77**	7.81	**7.80**	7.83
Indian rupee (INR)	**85.61**	83.21	**83.67**	82.60
Indonesian rupiah (IDR)	**16,095.00**	15,397.00	**15,844.88**	15,230.82
Malaysian ringgit (MYR)	**4.47**	4.60	**4.58**	4.56
Singapore dollar (SGD)	**1.36**	1.32	**1.34**	1.34
Taiwan dollar (TWD)	**32.78**	30.69	**32.12**	31.17
Thai baht (THB)	**34.24**	34.37	**35.29**	34.80
UK pound sterling (GBP)	**0.80**	0.78	**0.78**	0.80
Vietnamese dong (VND)	**25,485.00**	24,262.00	**25,057.63**	23,835.92

Foreign exchange translation

In order to present the consolidated financial statements in USD, the results and financial position of entities not using USD as functional currency (ie the currency of the primary economic environment in which the entity operates) must be translated into USD.

All assets and liabilities of entities not operating in USD are converted at closing exchange rates, while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these foreign exchange translations into the Group's USD presentation currency is recorded as a separate component in the Statement of comprehensive income. Upon the disposal of the entity, the related cumulative foreign exchange translation differences are recycled from other comprehensive income to the income statement as part of the gain or loss on disposal.

The general principle for converting foreign currency transactions to the functional currency of an entity is to translate at the functional currency spot rate prevailing at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the spot exchange rate for the functional currency at the reporting date. Changes resulting from the foreign exchange translations into the functional currency of the entity are recognised in the income statement.

Certain notes to the consolidated financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting year, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior year results using the current year foreign exchange rate, ie current year average rates for the income statement and current year closing rates for the statement of financial position. In a period of currency volatility, this alternative performance measure allows an assessment of underlying results and business trends.

A2 New accounting pronouncements in 2024

The Group has adopted the following amendments in these consolidated financial statements. The adoption of these amendments has had no significant impact on the Group financial statements.

– Amendments to IAS 1 'Classification of liabilities as current or non-current' issued in January 2020 and October 2022 and 'Non-current liabilities with covenants' issued in October 2022;
– Amendments to IFRS 16 'Lease liability in a sale and leaseback' issued in September 2022; and
– Amendments to IAS 7 and IFRS 7 'Supplier finance arrangements' issued in May 2023.

A3 Accounting policies

A3.1 Critical accounting policies, estimates and judgements

This note presents the critical accounting policies, estimates and judgements applied in preparing the Group's consolidated financial statements. Other accounting policies, where significant, are presented in the relevant individual notes. Unless stated otherwise, all accounting policies are applied consistently for the years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB as discussed in note A2 above.

The preparation of these consolidated financial statements requires Prudential to make accounting estimates and judgements about the amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the consolidated financial statements. Prudential evaluates its critical accounting estimates, including those related to insurance business provisioning and the fair value of assets as required. The notes below set out those critical accounting policies, the application of which requires the Group to make critical estimates and judgements. Also set out are further critical accounting policies affecting the presentation of the Group's results and other items that require the application of critical estimates and judgements.

(a) Critical accounting policies with associated critical estimates and judgements – Measurement of insurance and reinsurance contracts under IFRS 17

IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features (DPF). It introduces a model that measures groups of contracts based on the Group's estimates of the present value of future cash flows that are expected to arise as the Group fulfils the contracts, an explicit risk adjustment (RA) for non-financial risk and a contractual service margin (CSM). The process of determining the present value of future cash flows involves a number of estimates and judgements, which are set out below.

Notes to the consolidated financial statements continued

Determination of fulfilment cash flows used in the measurement of insurance and reinsurance contract assets and liabilities (impacts $(143.4) billion of net insurance and reinsurance contract balances, excluding those held by joint ventures and associates)

Estimates of future cash flows	The Group's process for estimating future cash flows incorporates, in an unbiased way, all reasonable and supportable information that is available without undue cost or effort at the reporting date. This information includes both internal and external historical data about claims and other experience, updated to reflect current expectations of future events. As this is a prediction of the future, significant judgement is applied in determining the assumptions that underpin the estimation of future cash flows. These assumptions include, but are not limited to, operating assumptions such as morbidity, mortality, persistency and expenses, and economic assumptions such as risk-free rates and illiquidity premium. Granular assumptions are set at a business unit level. The demographic assumptions are consistent with those used in other metrics such as EEV reporting. The Risk Review included in this Annual Report discusses the insurance and market risks the Group faces and how these risks are mitigated.
	When estimating future cash flows, the Group takes into account current expectations of future events (other than those from future legislation or regulatory changes that have not been substantively enacted) that might affect those cash flows.
	Cash flows within the boundary of a contract (the Group's accounting policy on contract boundary is given below) relate directly to the fulfilment of the contract, including those for which the Group has discretion over the amount or timing. These include future premium receipts, payments to (or on behalf of) policyholders, insurance acquisition cash flows and other costs that are incurred in fulfilling contracts.
	In relation to reinsurance contracts held, the probability weighted estimates of the present value of future cash flows include the potential credit losses and losses from other disputes to reflect the non-performance risk of the reinsurers.
	The sensitivity of shareholder equity and CSM to insurance risks is set out in note C6.2.
Expense assumptions used in future cash flow estimation	Insurance acquisition cash flows (as discussed below) and other costs that are incurred in fulfilling contracts comprise both direct costs and an allocation of fixed and variable overheads incurred by the insurance entities.
	The Group projects estimates of future expenses relating to the fulfilment of contracts within the scope of IFRS 17 using current expense levels adjusted for inflation. Costs that are incurred in fulfilling the contracts include, but are not limited to, claims handling costs, policy administration expenses, investment management expenses, income tax and other costs specifically chargeable to the policyholders under the terms of the contracts. Expenses included in estimated future cash flows comprise expenses directly attributable to the groups of contracts, including an allocation of fixed and variable overheads incurred by the insurance entities.
	Investment management expenses in relation to the management of the assets backing policyholder liabilities are included in the fulfilment cash flows for business using the variable fee approach (VFA) model, other participating business using the general model and general model non-participating business where the Group performs investment management activities to enhance benefits from insurance coverage for policyholders. The future expenses of internal asset management and other services excludes the projected future profits or losses generated by any non-insurance entities within the Group in providing those services (ie the IFRS results for the life insurance operations in the consolidated financial statements assume that the cost of internal asset management and other services will be that incurred by the Group as a whole, not the cost that will be borne by the insurance business).
	Most of the costs incurred by the insurance entities within the Group are considered to be incurred for the purpose of selling and fulfilling insurance contracts and are hence treated as attributable expenses. Cash flows that are not directly attributable to a portfolio of insurance contracts, such as some product development and training costs, are recognised in other operating expenses as incurred.
Policyholder benefits	The assumptions used to project the cash flows also reflect the actions that management would take over the duration of the projection, the time it would take to implement these actions and any expenses incurred in taking those actions. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and crediting rates.
	For participating contracts, estimated future claim payments include bonuses paid to policyholders determined by reference to the relevant profit-sharing arrangement. For example, for the Group's with-profits business in Hong Kong, Singapore and Malaysia, asset shares are used to determine payments to policyholders.
	Where cash flows from one group of contracts affect, or are affected by, cash flows in other groups of contracts (eg for with-profits business), the fulfilment cash flows for a group include payments arising from the terms of existing contracts to policyholders in other groups and exclude payments to policyholders in the group that have been included in the fulfilment cash flows of another group.

Determination of fulfilment cash flows used in the measurement of insurance and reinsurance contract assets and liabilities (impacts $(143.4) billion of net insurance and reinsurance contract balances, excluding those held by joint ventures and associates)

Insurance acquisition cash flows	Insurance acquisition cash flows arise from the activities of selling, underwriting and starting a group of insurance contracts that are directly attributable to the portfolio of contracts to which the group belongs. Insurance acquisition cash flows that are directly attributable to a group of contracts (eg non-refundable commissions paid on issuance of a contract) are allocated to that group and to the groups that will include renewals of those contracts. Bancassurance payments (eg upfront payments to sell insurance contracts to distribution partners) are capitalised under IAS 38 as intangible assets and amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels. The amortisation of the bancassurance intangibles is considered to constitute insurance acquisition cash flows. They generally form part of fulfilment cash flows and are amortised implicitly in line with the coverage unit pattern.
Determining the point of recognition and the boundary of an insurance contract	The point of initial recognition of a group of contracts is the earliest of the premium due date, the date coverage starts and, for an onerous contract, the date the contract is signed and accepted by both parties. There is limited judgement involved in relation to most contracts issued by the Group as the coverage period generally starts from the premium due date. The contract boundary defines which future cash flows are included in the measurement of a contract. The boundary of the fulfilment cash flows under IFRS 17 is considered to be the point at which the Group both no longer has substantive rights and obligations under the insurance contract to provide services or compel the policyholder to pay premiums. The contract boundary is assessed at inception and then reassessed only when there are changes in features or circumstances that alter the commercial substance of the contract or when there are changes in the products within a portfolio. The reassessment of the contract boundary for any changes is performed at the end of each reporting period. For most contracts issued by the Group, there is little judgement involved in determining the contract boundary as either a single premium is received for a contract that is expected to continue for a long period or a guaranteed premium is received for regular premium contracts. For certain contracts where the premiums are not guaranteed, more judgement is involved in assessing the Group's substantive rights and obligations. When determining the boundary for these contracts various factors are taken into consideration by the Group such as the Group's practical ability to terminate or refuse renewal of a contract, the Group's ability to fully reprice at the individual contract level and whether the Group has the ability to reassess risks at a portfolio level and set a price that fully reflects the risks of that portfolio. The Group has some immaterial business that is general insurance in nature and which is considered to have a boundary of one year. Where riders attach to and are not separated from a base contract, the contract boundary is determined based on the component of the contract that has the longest contract boundary. Future cash flows relating to riders that are not purchased at the inception of the base contract, but are added at a later date, are not included within the contract boundary at initial recognition. As the addition of these riders is the exercise of an option under the contract, it is not considered a contract modification but is instead treated as changes in fulfilment cash flows. Similar considerations to those applying to underlying insurance contracts apply in determining the contract boundary of groups of reinsurance contracts held. Further detail on reinsurance contracts, including on recognition is set out in note C3.4.

Notes to the consolidated financial statements continued

Determination of discount rates

Discount rate and risk-free rate

IFRS 17 enables discount rates to be calculated on a top-down or bottom-up basis. The Group elects to determine discount rates on a bottom-up basis, starting with a liquid risk-free yield curve and adding an illiquidity premium to reflect the characteristics of the insurance contracts.

Risk-free rates are based on government bond yields for all currencies except HKD where risk-free rates are based on swap rates due to the higher liquidity of the HKD swap market. Government bond yields and swap rates are obtained from publicly available data sources. Yield curves are constructed by using a market-observed curve up to a last liquid point and then extrapolating to an ultimate forward rate.

Where cash flows vary based on the return on underlying items, the projected earned rate is set equal to the discount rate. Where stochastic modelling techniques are used, the projected average investment returns are calibrated to be equal to the deterministic discount rate (including the illiquidity premium).

The illiquidity premium is calculated as the yield-to-maturity on a reference portfolio of assets with similar liquidity characteristics to the insurance contracts (in particular, corporate bonds) less the risk-free curve, and an allowance for credit risk.

The allowance for credit risk includes a credit risk premium, which is derived through a lifetime projection of expected bond cash flows, allowing for the cost of downgrades and defaults, a rebalancing rate of projected downgrades and a recovery rate in the event of default. The allowance for credit risk varies by currency ranging between 10 bps and 34 bps at 31 December 2024 (31 December 2023: between 20 bps and 56 bps).

A proportion of the reference portfolio's illiquidity premium (either 0%, 50% or 100%) is applied to portfolios of insurance contracts reflecting the liquidity characteristics of the insurance contracts. The liquidity characteristics are assessed from the policyholders' perspective. Consideration is given to the nature of premiums, the level of underwriting, and the surrender and other benefit features of the portfolios. A product's illiquidity premium is restricted to be no greater than reasonably expected to be earned on the assets backing the insurance contract liabilities, over the duration of the insurance contracts.

The following tables set out the range of yield curves used to discount cash flows of insurance contracts for major currencies. The range reflects the proportion of illiquidity premium applied by business unit and portfolio.

	31 Dec 2024 %				
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	1.08 – 1.51	1.42 – 1.85	1.70 – 2.13	1.92 – 2.35	2.03 – 2.46
Hong Kong dollar (HKD)	4.32 – 4.75	4.04 – 4.47	4.09 – 4.52	4.15 – 4.58	4.19 – 4.62
Indonesian rupiah (IDR)	7.13 – 7.51	7.13 – 7.51	7.18 – 7.56	7.27 – 7.65	7.33 – 7.71
Malaysian ringgit (MYR)	3.43 – 3.68	3.65 – 3.90	3.87– 4.12	4.06 – 4.31	4.21 – 4.46
Singapore dollar (SGD)	2.76 – 3.37	2.79 – 3.40	2.89 – 3.50	2.93 – 3.54	2.84 – 3.45
United States dollar (USD)	4.20 – 4.84	4.44 – 5.08	4.66 – 5.30	4.89 – 5.53	5.02 – 5.66

	31 Dec 2023 %				
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	2.07 – 2.33	2.41 – 2.67	2.59 – 2.85	2.70 – 2.96	2.76 – 3.02
Hong Kong dollar (HKD)	4.76 – 5.23	3.75 – 4.22	3.76 – 4.23	3.89 – 4.36	3.95 – 4.42
Indonesian rupiah (IDR)	6.47 – 6.96	6.63 – 7.12	6.73 – 7.22	6.94 – 7.43	7.03 – 7.52
Malaysian ringgit (MYR)	3.31 – 3.56	3.67 – 3.92	3.78 – 4.03	4.09 – 4.34	4.33 – 4.58
Singapore dollar (SGD)	3.62 – 4.37	2.67 – 3.42	2.71 – 3.46	2.77 – 3.52	2.74 – 3.49
United States dollar (USD)	4.81 – 5.64	3.86 – 4.69	3.90 – 4.73	4.01 – 4.84	4.36 – 5.19

The sensitivity of shareholder equity and CSM to changes in interest rates (which includes an associated change to the risk discount rate) is set out in note C6.1.

Determination of risk adjustment for non-financial risk

Risk adjustment for non-financial risk	The risk adjustment for non-financial risk reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of the cash flows from non-financial risk as the Group fulfils insurance contracts.

For reinsurance contracts held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the Group to the reinsurer.

The risk adjustment for non-financial risk is determined by the Group using a confidence level approach. This is implemented through the use of provisions for adverse deviations (PADs) calibrated using non-financial risk distributions and correlation assumptions. The PADs are applied to best estimate assumptions and hence the risk adjustment is calculated on a contract by contract basis.

The Group's risk adjustment allows for all insurance, persistency and expense risks and operational risks specific to uncertainty in the amount and timing of insurance contract cash flows. Reinsurance counterparty default risk is excluded from the calculation. Diversification is included on a net of reinsurance basis within each insurance entity of the Group. Diversification is not allowed for between entities.

By applying a confidence level technique, the Group estimates the probability distribution of the expected present value of the future cash flows from insurance contracts at each reporting date and calculates the risk adjustment for non-financial risk as the excess of the value at risk at the 75th percentile (the target confidence level) over the expected present value of the future cash flows. The confidence level is calibrated over a one-year period. |

Determination of coverage units

Coverage units	The proportion of CSM recognised in profit or loss at the end of each period for a group of contracts is determined as the ratio of:

– the coverage units in the period; divided by
– the sum of the coverage units in the period and the present value of expected coverage units in future periods.

The total number of coverage units in a group reflects the quantity of service provided determined by considering the quantity of benefits for each contract and its expected coverage period. The Group defines the quantity of benefits for insurance services as the maximum amount that a policyholder receives when an insured event takes place, for example the sum assured, the annual limit for a medical plan or the present value of a stream of payments. The quantity of benefits is updated each period. Investment related and investment-return services are assumed to be constant over time.

Where there are multiple different services in a group of contracts (for example, both insurance and investment services are provided), the quantities of benefits for the different types of service are combined using weighting factors. These weighting factors are defined as the present value of expected outflows for each type of service, determined at a contract level.

The expected coverage period is the expected duration up to the contract boundary. The expected coverage period of the contracts in a group and the calculation of future coverage units allows for expected decrements (eg deaths and lapses) in each future period using current best estimate assumptions consistent with the best estimate liabilities (BEL) calculation.

The Group elects to allow for the time value of money by discounting future coverage units in the determination of the proportion of CSM recognised in profit or loss.

Determination of coverage units for groups of reinsurance contracts held follows the same principles as for groups of underlying contracts. |

Insurance finance income and expenses

Disaggregation between profit or loss and other comprehensive income	IFRS 17 allows an accounting policy choice between:

– Including insurance finance income or expenses for the period in profit or loss; or
– Disaggregating insurance finance income or expenses for the period to include in profit or loss an amount determined by a systematic allocation of the expected total insurance finance income or expenses over the duration of the group of contracts, with the balance being included in other comprehensive income.

The Group has not elected to disaggregate insurance finance income and expenses between profit or loss and other comprehensive income. |

Notes to the consolidated financial statements continued

Risk mitigation

Risk mitigation option	IFRS 17 allows the option in certain circumstances to not recognise a change in the CSM to reflect some or all of the changes in the effect of the time value of money and financial risk on:
	– the amount of the entity's share of the underlying items if the entity mitigates the effect of financial risk on that amount using derivatives or reinsurance contracts held; and
	– the fulfilment cash flows if the entity mitigates the effect of financial risk on those fulfilment cash flows using derivatives, non-derivative financial instruments measured at fair value through profit or loss, or reinsurance contracts held.
	The Group does not utilise the risk mitigation option in its IFRS 17 VFA liability accounting except in connection with a short-term premium prepayment option available on certain participating products in Hong Kong, effective from 1 January 2024, which has had a minor effect on the 2024 income statement.

The effect of accounting estimates made in interim financial statements

Effect of estimates made in interim financial statements	IFRS 17 allows an accounting policy choice as to whether to change the treatment of accounting estimates made in previous interim financial statements when applying IFRS 17 in the annual reporting period.
	The Group has elected to allow updates to accounting estimates made in interim financial statements when applying IFRS 17 in the annual reporting period.

(b) Further critical accounting policies affecting the presentation of the Group's results

Presentation of results before tax attributable to shareholders

Profit before tax is a significant IFRS income statement item. The Group has chosen to present a measure of profit before tax attributable to shareholders that distinguishes between tax borne by shareholders and tax attributable to policyholders to support understanding of the performance of the Group.

Profit before tax attributable to shareholders is $2,953 million and compares to profit before tax of $3,239 million as shown in the Consolidated income statement.

Total tax charge for the Group reflects tax that relates to shareholders' profit and also tax attributable to policyholders through the interest in with-profits or unit-linked funds. Reported IFRS profit before the tax measure is therefore not representative of pre-tax profit attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profit attributable to shareholders, the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholders' and shareholders' returns.

Segmental analysis of results and earnings attributable to shareholders

The Group uses adjusted operating profit as the segmental measure of its results.

Total segmental adjusted operating profit is $3,723 million as shown in note B1.1.

The basis of calculation of adjusted operating profit is provided in note B1.2.

The vast majority of the Group's investments are valued at fair value through profit and loss. Short-term fluctuations in the fair value of investments are only partially offset by the effect of economic changes on insurance contract assets and liabilities and so affect the result for the year. The Group therefore provides additional analysis of results before and after the effects of short-term interest rate and other market fluctuations, together with other items that are of a short-term, volatile or one-off nature.

(c) Other items requiring application of critical estimates or judgements

VFA eligibility assessment

The Group applies judgements in assessing the VFA eligibility of contracts. Application of the VFA impacts the calculation of the CSM at the balance sheet date, which in turn impacts the future year's amortisation recognised in the income statement. Unlike the general measurement model (GMM) approach, the VFA absorbs economic impacts within the CSM, rather than in the profit and loss account.

The total insurance and reinsurance CSM at the balance sheet date is $21,960 million, including joint ventures and associates, and the CSM amortisation (net of reinsurance) recognised in the income statement is $(2,352) million as shown in note C3.3. Approximately 72 per cent of the CSM (including joint ventures and associates and net of reinsurance) at transition to IFRS 17 was calculated under the VFA.

IFRS 17 requires the use of the VFA for insurance contracts with direct participation features, ie substantially investment-related service contracts for which, at inception:

– the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;

– the entity expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items; and

– the entity expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.

The following key judgements have been made in assessing VFA eligibility:

Definition of substantial	The term substantial is interpreted to mean greater than 50 per cent.
Contractual terms	In some circumstances contractual terms are implied by customary business practices.
Granularity of assessment	The assessment has been carried out at a contract level. However, to the extent insurance contracts in a group affect the cash flows to policyholders of contracts in other groups (referred to as 'mutualisation'), eligibility for the VFA has been assessed at the level at which such mutualisation occurs (eg fund level).
Calculation basis	VFA eligibility assessments have been performed on a basis consistent with how the Group measures its realistic expectations, for example when pricing, monitoring or setting returns to policyholders.

Contracts not qualifying for the VFA are accounted for under the GMM or premium allocation approach (PAA). The PAA is not used significantly within the Group.

The measurement model (VFA or GMM) used for key products is set out in note C3.4.

Carrying value of distribution rights intangible assets

The Group applies judgement to assess whether factors such as the financial performance of the distribution arrangements, or changes in relevant legislation and regulatory requirements indicate an impairment of intangible assets representing distribution rights.

To determine the recoverable amount, the Group estimates the discounted future expected cash flows arising from the cash generating units (CGUs) containing the distribution rights.

Impacts $3,559 million of assets as shown in note C4.2.

Distribution rights relate to bancassurance partnership arrangements for the distribution of products for the term of the contractual agreement with the bank partner, for which an asset is recognised based on fees paid and fees payable not subject to performance conditions. Distribution rights impairment testing is conducted when there is an indication of an impairment.

To assess indicators of an impairment, the Group monitors a number of internal and external factors, including indications that the financial performance of the arrangement is likely to be worse than expected and changes in relevant legislation and regulatory requirements that could impact the Group's ability to continue to sell new business through the bancassurance channel, and then applies judgement to assess whether these factors indicate that an impairment has occurred.

If an impairment has occurred, a charge is recognised in the income statement for the difference between the carrying value and recoverable amount of the asset. The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is calculated as the present value of future expected cash flows from the asset or the CGUs to which it is allocated.

Notes to the consolidated financial statements continued

Financial investments – Valuation

Financial investments held at fair value, net of derivative liabilities, excluding those held by joint ventures and associates is $153.9 billion as shown in note C2.2.

Financial investments held at amortised cost represent $5.6 billion of the Group's total assets.

The Group estimates the fair value of financial investments that are not actively traded using quotations from independent third parties or internally developed pricing models.

The Group holds the majority of its financial investments at fair value through profit or loss. Financial investments held at amortised cost primarily comprise loans and deposits and certain debt securities held by Eastspring.

Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques. Further details are included in note C2.1.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Quoted market prices are used to value investments having quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties such as brokers or pricing services. Financial investments measured at fair value are classified into a three-level hierarchy as described in note C2.1.

If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement, which reflects the price at which an orderly transaction would take place between market participants on the measurement date. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments. Details of the financial investments classified as 'level 3' to which valuation techniques are applied and the sensitivity of profit before tax to a change in the valuation of these items, are presented in note C2.2.

A3.2 New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued by the IASB but are not yet effective for the Group in 2024. The Group prepares consolidated financial statements in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact on the Group's consolidated financial statements are discussed.

– Amendments to IAS 21 'Lack of exchangeability' issued in August 2023 and effective from 1 January 2025;
– Amendments to IFRS 9 and IFRS 7 'Classification and Measurement of Financial Instruments' issued in May 2024 and effective from 1 January 2026;
– Annual Improvements to IFRS Accounting Standards – Volume 11 issued in July 2024 and effective from 1 January 2026;
– Amendments to IFRS 9 and IFRS 7 'Contracts Referencing Nature-dependent Electricity' issued in December 2024 and effective from 1 January 2026; and
– IFRS 18 'Presentation and disclosure in financial statements' issued in April 2024 and effective from 1 January 2027.

The Group is currently assessing the impact IFRS 18 will have on the presentation and disclosure in the Group's financial statements. The Group is not expecting the other accounting amendments listed above to have a significant impact on the Group's financial statements.

B Earnings performance

B1 Analysis of performance by segment

B1.1 Segment results

	Note	2024 $m note (i)	2023 $m AER note (i)	2023 $m CER note (i)	2024 vs 2023 % AER note (i)	2024 vs 2023 % CER note (i)
Mainland China note (ii)		**363**	368	362	(1) %	0 %
Hong Kong		**1,069**	1,013	1,018	6 %	5 %
Indonesia		**268**	221	212	21 %	26 %
Malaysia		**338**	305	304	11 %	11 %
Singapore		**693**	584	587	19 %	18 %
Growth markets and other note (iii)		**688**	746	713	(8) %	(4) %
Eastspring		**304**	280	277	9 %	10 %
Total segment profit		**3,723**	3,517	3,473	6 %	7 %
Other income and expenditure unallocated to a segment:						
Net investment return and other items note (iv)		**21**	(21)	(21)	n/a	n/a
Interest payable on core structural borrowings		**(171)**	(172)	(172)	1 %	1 %
Corporate expenditure note (v)		**(237)**	(230)	(230)	(3) %	(3) %
Total other expenditure		**(387)**	(423)	(423)	9 %	9 %
Restructuring and IFRS 17 implementation costs note (vi)		**(207)**	(201)	(201)	(3) %	(3) %
Adjusted operating profit	B1.3	**3,129**	2,893	2,849	8 %	10 %
Short-term interest rate and other market fluctuations		**(105)**	(774)	(756)	86 %	86 %
Loss attaching to corporate transactions note (vii)		**(71)**	(22)	(22)	n/a	n/a
Profit before tax attributable to shareholders		**2,953**	2,097	2,071	41 %	43 %
Tax charge attributable to shareholders' returns	B3.2	**(538)**	(385)	(380)	(40) %	(42) %
Profit for the year	B1.6	**2,415**	1,712	1,691	41 %	43 %
Attributable to:						
Equity holders of the Company		**2,285**	1,701	1,682	34 %	36 %
Non-controlling interests		**130**	11	9	n/a	n/a
Profit for the year		**2,415**	1,712	1,691	41 %	43 %

Basic earnings per share (in cents)	Note	2024 note (i)	2023 AER note (i)	2023 CER note (i)	2024 vs 2023 % AER note (i)	2024 vs 2023 % CER note (i)
Based on adjusted operating profit, net of tax and non-controlling interest	B4	**89.7¢**	89.0¢	87.8¢	1 %	2 %
Based on profit for the year, net of non-controlling interest	B4	**84.1¢**	62.1¢	61.5¢	35 %	37 %

Notes

(i) Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.

(ii) The Mainland China segment is the Group's 50 per cent ownership in CITIC-Prudential Life Insurance Company Limited, a life joint venture with CITIC, a leading Chinese state-owned conglomerate.

(iii) The Growth markets and other segment includes non-insurance entities that support the Group's insurance business and the result for this segment is after deducting the corporate taxes arising from the life joint ventures and associates.

(iv) Net investment return and other items includes an adjustment to eliminate intercompany profits. Entities within the Prudential Group can provide services to each other, the most significant example being the provision of asset management services by Eastspring to the life entities. If the associated expenses are deemed attributable to the entity's insurance contracts then the costs are included within the estimate of future cash flows when measuring the insurance contract under IFRS 17. In the Group's consolidated accounts, IFRS 17 requires the removal of the intercompany profit from the measurement of the insurance contract. Put another way, the future cash flows include the cost to the Group (not the insurance entity) of providing the service. In the period that the service is provided, the entity undertaking the service, for example Eastspring, recognises the profit it earns as part of its results. To avoid any double counting, an adjustment is included with the centre's 'net investment return and other item' to remove the benefit already recognised when valuing the insurance contract.

(v) Corporate expenditure as shown above is for head office functions.

(vi) Restructuring and IFRS 17 implementation costs largely comprise the costs of Group-wide projects including the implementation of IFRS 17 (including one-off costs associated with embedding IFRS 17), reorganisation programmes and initial costs of establishing new business initiatives and operations. The costs include those incurred in insurance and asset management operations of $(59) million (2023: $(81) million).

(vii) Loss attaching to corporate transactions in 2024 mainly relates to the held for sale businesses (further details are provided in note C1.2). The $(22) million loss in 2023 largely reflected costs incurred on the termination of corporate services.

Notes to the consolidated financial statements continued

B1.2 Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments'. There have been no changes to the Group's operating segments from those reported in the Group's consolidated financial statements for the year ended 31 December 2023.

Operations and transactions that do not form part of any business unit are reported as 'Unallocated to a segment' and generally comprise head office functions.

Performance measure

The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and gain or loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit for the year.

Determination of adjusted operating profit

(a) Approach adopted for insurance businesses

The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. The Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

The method of allocating profit between operating and non-operating components involves applying longer-term rates of return to the Group's assets held by insurance entities (including joint ventures and associates). These longer-term rates of return are not applied when assets and liabilities move broadly in tandem and hence the effect on profit from short-term market movements is more muted. In summary, the Group applies the following approach when attributing the 'net investment result' between operating and non-operating profit:

– Returns on investments that meet the definition of an 'underlying item', namely those investments that determine some of the amounts payable to a policyholder such as assets within unit-linked funds or with-profits funds, are recorded in adjusted operating profit on an actual return basis. The exception is for investments backing the shareholders' 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets.

– For insurance contracts measured under the general measurement model (GMM), the impact of market movements on both the non-underlying insurance contract balances and the investments they relate to are considered together. Adjusted operating profit allows for the long-term credit spread (net of the expected defaults) or long-term equity risk premium on the debt and equity-type instruments, respectively. Deducted from this amount is the unwind of the illiquidity premium included in the current discount rate for the liabilities.

– Some GMM best estimate liabilities (BEL) components are calculated by reference to the investment return of assets, even if the BEL component itself is not considered an underlying item, for example, the BEL component related to future fee income or a guarantee. In these cases for the purposes of determining operating profit, the BEL component is calculated assuming a longer-term investment return and any difference between the actual return arising in the period and the longer-term investment return is taken to non-operating profit. There is no impact on the balance sheet of this allocation.

– A longer-term rate of return is applied to all other investments held by the Group's insurance business for the purposes of calculating adjusted operating profit. More details on how longer-term rates are determined are set out below.

The difference between the net investment result recorded in the income statement and the longer-term returns determined using the above principles is recorded as 'short-term interest rate and other market fluctuations' as a component of non-operating profit.

The 'insurance service result' is largely recognised in adjusted operating profit in full with the main exception being the gains or losses that arise from market and other related movements on onerous contracts measured under the variable fee approach (VFA). If these gains and losses are capable of being offset across more than one annual cohort of the same product or fund as applicable, then the adjusted operating profit is determined by amortising the net of the future profits and losses on all contracts where profits or losses can be shared. Any difference between this and the amount included in the income statement for onerous contracts is classified as part of 'short-term interest rate and other market fluctuations', a component of non-operating profit. See note B1.3 for the reconciliation to the 'insurance service result' recognised in the consolidated income statement.

(b) Determination of longer-term returns

The longer-term rates of return are estimates of the long-term trend investment returns having regard to past performance, current trends and future expectations. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

For collective investment schemes that include different types of assets (eg equities and debt securities), weighted assumptions are used reflecting the asset mix underlying the relevant fund mandates.

Debt securities and loans

For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 8.8 per cent for 2024 (2023: 2.8 per cent to 8.4 per cent).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for 2024 and 2023.

Derivative value movements

In the case where derivatives change the nature of other invested assets (eg by lengthening the duration of assets, hedging overseas bonds to the currency of the local liabilities, or by providing synthetic exposure to equities), the longer-term return on those invested assets reflects the impacts of the derivatives.

(c) Non-insurance businesses

For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements and excludes market-related items only where it is expected these will unwind over time.

B1.3 Analysis of adjusted operating profit by driver

Management assesses adjusted operating profit by breaking it down into the key components that drive performance each period.

The table below analyses the Group's adjusted operating profit into the underlying drivers using the following categories:

– Adjusted release of CSM, which is net of reinsurance, represents the release from the CSM for the insurance services provided in the period, adjusted for the reduction in CSM release that would occur if gains on profitable contracts were combined with losses on onerous contracts for those contracts where gains and losses can be shared across cohorts as described in note B1.2.
– Release of risk adjustment, which is net of reinsurance, represents the amount of risk adjustment recognised in the income statement representing non-financial risk that expired in the period net of the amount that was assumed to be covered by any reinsurance contracts in place. The only difference between the amount shown in the table below and the amount included within Insurance service result on the consolidated income statement and note C3.2 is the amount relating to the Group's life joint ventures and associates that use the equity method of accounting.
– Experience variances represent the difference between the actual amounts incurred or received in the period and that assumed within the best estimate liability for insurance and reinsurance contracts. It covers items such as claims, attributable expenses and premiums to the extent that they relate to current or past service.
– Other insurance service result primarily relates to movements on onerous contracts that impact adjusted operating profit (ie excluding those discussed in B1.2).
– Net investment result on longer-term basis comprises the component of the 'net investment result' that has been attributed to adjusted operating profit by applying the approach as described in note B1.2.
– Other insurance income and expenditure represent other sources of income and expenses that are not considered to be attributable to insurance contracts under IFRS 17.
– Share of related tax charges from joint ventures and associates represents the related tax on the adjusted operating profit of the Group's life joint ventures and associates accounted for using the equity method. Under IFRS, the Group's share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group's profit before tax on a net of related tax basis. In the table below, the results of the life joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax shown separately in order for the contribution from the life joint ventures and associates to be included in the profit driver analysis on a consistent basis with the rest of the insurance business operations.

	2024 $m	2023 $m		2024 vs 2023 %	
		AER	CER	AER	CER
Adjusted release of CSM [note (i)]	**2,333**	2,205	2,177	6 %	7 %
Release of risk adjustment	**268**	218	215	23 %	25 %
Experience variances	**(81)**	(118)	(115)	31 %	30 %
Other insurance service result	**(68)**	(109)	(108)	38 %	37 %
Adjusted insurance service result [note (ii)]	**2,452**	2,196	2,169	12 %	13 %
Net investment result on longer-term basis [note (iii)]	**1,146**	1,241	1,224	(8)%	(6)%
Other insurance income and expenditure	**(89)**	(122)	(120)	27 %	26 %
Share of related tax charges from joint ventures and associates	**(90)**	(78)	(77)	(15)%	(17)%
Insurance business	**3,419**	3,237	3,196	6 %	7 %
Eastspring	**304**	280	277	9 %	10 %
Other income and expenditure	**(387)**	(423)	(424)	9 %	9 %
Restructuring and IFRS 17 implementation costs	**(207)**	(201)	(200)	(3)%	(3)%
Adjusted operating profit, as reconciled to profit for the year in note B1.1	**3,129**	2,893	2,849	8 %	10 %

Notes to the consolidated financial statements continued

Notes

(i) The adjusted release of CSM is reconciled to the information in the Consolidated income statement and the Analysis of movements in insurance and reinsurance contract balances by measurement component in note C3.2 (excluding joint ventures and associates) as follows:

	2024 $m	2023 $m
Release of CSM, net of reinsurance as included within Insurance service result on the consolidated income statement and note C3.2		
Insurance	2,286	2,193
Reinsurance	(159)	(203)
	2,127	1,990
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity method	225	218
Release of CSM, net of reinsurance as shown in note C3.3		
Insurance	2,511	2,414
Reinsurance	(159)	(206)
	2,352	2,208
Adjustment to release of CSM for the treatment adopted for adjusted operating profit purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort	(19)	(3)
Adjusted release of CSM as shown above	**2,333**	2,205

(ii) The adjusted insurance service result is reconciled to the information in the consolidated income statement and the analysis of movements in insurance and reinsurance contract balances by measurement component in note C3.2 (excluding joint ventures and associates) as follows:

	2024 $m	2023 $m
Insurance service result as shown in the consolidated income statement and note C3.2	**2,293**	2,087
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity method	187	148
Insurance service result as shown in note C3.3		
Insurance	2,786	2,424
Reinsurance	(306)	(189)
	2,480	2,235
Removal of losses or gains from reversal of losses on those onerous contracts that meet the criteria in note B1.2 less the adjustment to the release of CSM shown above	46	68
Other items including policyholder tax*	(74)	(107)
Adjusted insurance service result as shown above	**2,452**	2,196

* Other items include the revenue recognised to cover the tax charge attributable to policyholders that is included in the insurance service result in the income statement. This revenue is fully offset by the actual tax charge attributable to policyholders that is included, as required by IAS 12, in the tax line in the income statement resulting in no net impact to profit after tax and so have been offset in the analysis of adjusted operating profit.

(iii) Net investment result on longer-term basis is reconciled to the net investment result in the consolidated income statement as follows:

	2024 $m	2023 $m
Net investment result as shown in the consolidated income statement	**1,332**	**1,091**
Remove investment return of non-insurance entities	(448)	(142)
Remove short-term interest rate and other market fluctuations included in non-operating profit excluding non-insurance entities*	334	774
Other items*	(72)	(482)
Net investment result on longer-term basis as shown above	**1,146**	1,241

* Other items include the impact from the Group's life joint ventures and associates and policyholder tax.

B1.4 Revenue

The Group recognises insurance revenue as it satisfies its performance obligations, ie as it provides services under groups of insurance contracts. The insurance revenue relating to services provided for each period represents the total of the changes in the liability for remaining coverage that relate to services for which the Group expects to receive consideration and comprises the following items:

- *A release of the CSM, measured based on coverage units;*
- *Changes in the risk adjustment for non-financial risk relating to current services;*
- *Claims and other insurance service expenses for the period expected at the beginning of the year; and*
- *Other amounts include the revenue recognised to cover the tax charge attributable to policyholders and other items, for example experience adjustments for premium receipts for current or past services.*

In addition, the Group allocates a portion of premiums that relate to recovering insurance acquisition cash flows to each period using the same amortisation factor used to amortise CSM. The Group recognises the allocated amount, adjusted for interest accretion, as insurance revenue and an equal amount as insurance service expenses.

Non-distinct investment components are excluded from insurance revenue and insurance service expenses.

Policy fees charged on investment contracts without DPF for asset management, policy administration fees and Eastspring's asset management fee income are recognised when related services are provided.

(a) Analysis of total revenue by segment

| | 2024 $m | | | | | | | | | |
| | Insurance operations note (i) | | | | | | | | | |
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue										
Amounts relating to changes in the liability for remaining coverage:										
Expected claims and other directly attributable expenses	1,195	670	740	1,121	715	–	–	4,441	–	4,441
Change in risk adjustment for non-financial risk	68	37	26	64	62	–	–	257	–	257
Release of CSM for services provided	908	146	206	521	505	–	–	2,286	–	2,286
Other adjustments note (ii)	88	31	50	32	16	–	–	217	–	217
Recovery of insurance acquisition cash flows	1,445	293	268	513	638	–	–	3,157	–	3,157
	3,704	1,177	1,290	2,251	1,936	–	–	10,358	–	10,358
Other revenue note (iii)	24	2	–	2	21	333	–	382	–	382
Total revenue from external customers note (iv)	3,728	1,179	1,290	2,253	1,957	333	–	10,740	–	10,740
Intra-group revenue	–	–	–	–	–	221	(221)	–	–	–
Investment return										
Interest income	1,077	101	216	797	688	7	–	2,886	209	3,095
Dividend and other investment income	1,279	105	181	651	164	3	–	2,383	–	2,383
Investment appreciation (depreciation)	(3,317)	(86)	736	2,275	604	1	–	213	228	441
	(961)	120	1,133	3,723	1,456	11	–	5,482	437	5,919
Total revenue	2,767	1,299	2,423	5,976	3,413	565	(221)	16,222	437	16,659

Notes to the consolidated financial statements continued

					2023 $m					
	Insurance operations [note (i)]									
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue										
Amounts relating to changes in the liability for remaining coverage:										
Expected claims and other directly attributable expenses	1,089	582	642	970	670	–	–	3,953	–	3,953
Change in risk adjustment for non-financial risk	73	35	24	55	41	–	–	228	–	228
Release of CSM for services provided	787	187	203	478	538	–	–	2,193	–	2,193
Other adjustments [note (ii)]	73	32	31	45	71	–	–	252	–	252
Recovery of insurance acquisition cash flows	1,207	306	234	435	563	–	–	2,745	–	2,745
	3,229	1,142	1,134	1,983	1,883	–	–	9,371	–	9,371
Other revenue [note (iii)]	22	4	4	–	39	299	–	368	1	369
Total revenue from external customers [note (iv)]	3,251	1,146	1,138	1,983	1,922	299	–	9,739	1	9,740
Intra-group revenue	–	–	–	–	–	184	(184)	–	–	–
Investment return										
Interest income	1,033	92	239	785	627	7	–	2,783	164	2,947
Dividend and other investment income	775	93	151	528	117	3	–	1,667	7	1,674
Investment appreciation (depreciation)	2,155	50	177	1,490	1,309	4	–	5,185	(43)	5,142
	3,963	235	567	2,803	2,053	14	–	9,635	128	9,763
Total revenue	7,214	1,381	1,705	4,786	3,975	497	(184)	19,374	129	19,503

Notes

(i) The Group's share of the results from the joint ventures and associates that are equity accounted for, including the Group's life joint venture in Mainland China, is presented in a single line within the Group's profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above. Revenue from external customers of the Mainland China joint venture (Prudential's share) in 2024 is $573 million (2023: $560 million). Further financial information on the Mainland China joint venture is provided in note D6.3.

(ii) Other adjustments comprise experience adjustment for premium receipts relating to past and current services provided under insurance contracts and insurance revenue earned from contracts measured under the PAA as well as the revenue recognised to cover the tax charge attributable to policyholders.

(iii) Other revenue comprises revenue from external customers and consists primarily of revenue from the Group's asset management business of $333 million (2023: $299 million). Also included in other revenue is fee income on financial instruments that are not held at fair value through profit or loss of $5 million (2023: $3 million).

(iv) Due to the nature of the business of the Group, there is no reliance on any major customers. Of the Group's markets, other than Hong Kong, Indonesia, Malaysia and Singapore as shown above, no individual markets have revenue from external customers that exceeds 10 per cent of the Group total for the years presented.

(b) Additional analysis of investment return

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation and depreciation (realised and unrealised gains and losses) on investments mandatorily classified or designated as fair value through profit or loss (FVTPL) and realised gains and losses (including impairment losses) on items classified at amortised cost and/or fair value through other comprehensive income (FVOCI). Movements in unrealised appreciation or depreciation of securities designated as FVOCI are recorded in other comprehensive income. Interest income is recognised as it accrues. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

	2024 $m	2023 $m
Interest income calculated using the effective interest method	477	340
Net gains on financial instruments at FVTPL [note]	5,250	9,400
Dividend income from Jackson shares designated at FVOCI recognised in the income statement	–	7
Other investment returns (including foreign exchange gains and losses)	363	267
Movement in amounts attributable to external unit holders of consolidated investment funds	(171)	(251)
Investment return recognised in the income statement	5,919	9,763
Valuation movements in Jackson shares recognised in other comprehensive income	–	8
Total investment return recognised in the income statement and other comprehensive income	5,919	9,771

Note

Net gains comprise interest income on financial instruments at FVTPL, dividend and other investment income and investment appreciation (depreciation). Net realised gains and losses on the Group's investments for 2024 recognised in the income statement amounted to a net loss of $(0.5) billion (2023: $(6.0) billion).

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios. Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements. Prudential's insurance business's investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated investment funds, are largely held by Prudential's Singapore and Hong Kong operations.

All investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from year to year, recorded in the income statement, except for loans and receivables, which are generally carried at amortised cost (unless designated at FVTPL). In 2023, the Group's retained interest in Jackson was classified as FVOCI prior to its disposal. Subject to the effect of the exceptions, the year-on-year changes in investment returns primarily reflect the generality of overall market movements for equities and debt securities. In addition, foreign exchange rates affect the USD value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment return for operations not using USD as the functional currency is translated at average exchange rates. The year-on-year movements in investment return of the Group mainly reflect the cumulative impact from the changes in interest rates on bond asset values and in the performance of the equity markets.

B1.5 Net insurance and reinsurance finance income (expense)

Insurance and reinsurance finance income and expenses comprise changes in the carrying amounts of groups of insurance and reinsurance contracts arising from the effects of the time value of money, financial risk and changes therein. These amounts exclude any such changes for groups of contracts with direct participation features that are allocated to a loss component, and therefore do not adjust CSM and accordingly are included in insurance service expenses. Insurance finance income and expense include changes in the measurement of groups of contracts caused by changes in the value of underlying items (excluding additions and withdrawals). The Group does not disaggregate insurance finance income or expenses between profit or loss and other comprehensive income.

The following table provides an analysis of net insurance and reinsurance finance income (expense).

	2024 $m	2023 $m
Net finance (expense) income from insurance contracts notes (i)(ii)		
Accretion of interest on GMM contracts	(295)	(233)
Changes in fair value of underlying assets and other adjustments relating to VFA contracts	(3,258)	(8,162)
Effect of changes in interest rates and other financial assumptions	(491)	(276)
Effect of measuring changes in estimates at current rates and adjusting the CSM at locked-in rates	5	43
Net foreign exchange gain	21	12
Other finance expense from insurance contracts note (iii)	(136)	(223)
	(4,154)	(8,839)
Net finance income (expense) from reinsurance contracts held notes (i)(ii)		
Accretion of interest on GMM contracts	109	45
Effect of changes in interest rates and other financial assumptions	(467)	168
Effect of measuring changes in estimates at current rates and adjusting the CSM at locked-in rates	(23)	(11)
Net foreign exchange gain (loss)	19	(8)
Other finance income (expense) from reinsurance contracts note (iv)	24	(3)
	(338)	191

Notes
(i) The Group has made an accounting policy choice to disaggregate the finance component of the risk adjustment and present it under insurance finance income (expenses) instead of insurance service result.
(ii) The analysis of the investment return on the assets of the Group is provided in note B1.4. The investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders or policyholders or whether the assets are backing insurance contracts classified as VFA or GMM. The impact of changes in market movements on the assets and insurance contract liabilities will vary depending on whether the insurance contracts are classified as VFA or GMM, which is discussed further in note C6.1. For example, a significant portion of the Group's investment portfolio comprises assets that are part of the underlying items relating to VFA contracts. Market movements in these underlying assets, as included in Investment return, are matched by a movement in insurance liabilities as included in Insurance finance income (expense). Accordingly, the principal driver for the year-on-year variations in the 'Changes in fair value of underlying assets and other adjustments relating to VFA contracts' in the table above is the investment return element, as shown directionally in the 'Net gains on financial instruments at FVTPL' in the table in note B1.4.
(iii) Other finance expense from insurance contracts includes the effect of changes in the policyholders' interest in the excess net assets of relevant participating funds of $(110) million (2023: $(192) million).
(iv) Other finance income (expense) from reinsurance contracts held includes the effect of changes in non-performance risk of reinsurers of $24 million (2023: $(3) million).

B1.6 Additional segmental analysis of profit after tax

	2024 $m	2023 $m
Mainland China note	159	(577)
Hong Kong	851	976
Indonesia	181	156
Malaysia note	296	257
Singapore	566	512
Growth markets and other note	503	775
Eastspring	264	254
Total segment	2,820	2,353
Unallocated to a segment (central operations)	(405)	(641)
Total profit after tax	**2,415**	1,712

Note
The Growth markets and other segment comprises all other Asia and Africa insurance businesses alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates that are accounted for on an equity-method basis. Accordingly, on the segmental analysis of the profit after tax basis above, the amount shown for Mainland China is before tax (with its tax being included in the Growth markets and other segment). The Group's share of the Mainland China joint venture's post-tax result was $141 million (2023: $(366) million).

Notes to the consolidated financial statements continued

B2 Insurance service expenses and other expenditure

Insurance service expenses arising from insurance contracts are recognised in profit or loss generally as they are incurred. They exclude repayments of investment components and comprise:

– *incurred claims and other insurance service expenses;*
– *amortisation of insurance acquisition cash flows;*
– *losses on onerous contracts and reversals of such losses;*
– *adjustments to the liabilities for incurred claims that do not arise from the effects of the time value of money, financial risk and changes therein, which are recognised in insurance finance income (expense); and*
– *impairment losses on assets for insurance acquisition cash flows and reversals of such impairment losses.*

An analysis of the expenses incurred by the Group in the year is provided in the table below.

	2024 $m	2023 $m
Expenses attributed to insurance acquisition cash flows note (i)	**4,987**	4,833
Other directly attributable expenses note (ii)	**1,328**	1,258
Other expenditure note (iii)	**1,003**	990
Total expenses	**7,318**	7,081

Notes
(i) Expenses attributed to insurance acquisition cash flows represent insurance acquisition expenses incurred in the year, which are implicitly deferred within the CSM and amortised as part of the CSM amortisation. Ceding commissions received from outward reinsurance agreements are not included in the analysis above.
(ii) Other directly attributable expenses are those incurred in the year when providing insurance services to the policyholders, excluding the cost of claims and benefit payments. The expected other directly attributable expenses are explicitly included within the BEL and form part of the BEL release to the insurance revenue. The actual other directly attributable expenses incurred in the year form part of insurance service expenses.
(iii) Other expenditure includes interest expense other than interest on core structural borrowings that is presented separately on the income statement as Finance costs. Total segment interest expense is $62 million (2023: $58 million), of which $23 million arises in the Hong Kong segment (2023: $31 million) and $35 million (2023: $23 million) arises in central operations with the remainder spread broadly across the other markets. Included within interest expense is $10 million (2023: $7 million) of interest on lease liabilities. Core structural borrowings and operational borrowings (other than lease liabilities) represent financial liabilities that are not classified at FVTPL.

Total depreciation and amortisation expenses relate primarily to amortisation of distribution rights intangibles as shown in note C4.2. The segmental analysis of total depreciation and amortisation is shown below.

	2024 $m	2023 $m
Hong Kong	**51**	42
Indonesia	**12**	11
Malaysia	**22**	21
Singapore	**36**	36
Growth markets and other	**372**	369
Eastspring	**13**	12
Total segment	**506**	491
Unallocated to a segment (central operations)	**17**	33
Total depreciation and amortisation	**523**	524

B2.1 Staff and employment costs
Total staff and employment costs are analysed by category below:

	2024 $m	2023 $m
Wages and salaries	**1,119**	1,079
Social security costs	**37**	37
Defined contribution pension schemes	**54**	46
Total Group	**1,210**	1,162

The average number of staff employed by the Group during the years is shown below:

	2024	2023
Asia and Africa operations note	**14,851**	14,479
Head office function	**561**	551
Total Group	**15,412**	15,030

Note
The Asia and Africa operations staff numbers above exclude 702 (2023: 621) commission-based sales staff who have an employment contract with the Group.

B2.2 Share-based payment

The Company offers discretionary share awards to certain key employees and all-employee share plans in the UK and a number of Asia locations. The compensation expense charged to the income statement is primarily based upon the fair value of the awards granted, the vesting period and the vesting conditions. The Company has established trusts to facilitate the delivery of Prudential plc shares under some of these plans. The cost to the Company of acquiring these shares held in trusts is shown as a deduction from shareholders' equity.

(a) Description of the plans

The Group operates a number of share award plans that provide Prudential plc shares, to participants upon vesting. The plans in operation include the Prudential Long Term Incentive Plan, the Prudential Annual Incentive Plan, savings-related share option schemes, share purchase plans and deferred bonus plans. Where Executive Directors participate in these plans, details about those schemes are provided in the Directors' remuneration report. The following information is provided about plans in which the Executive Directors do not participate:

Share scheme	Description
Prudential Global Long Term Incentive Plan (PG LTIP)	The PG LTIP provides eligible employees with conditional awards. Awards are discretionary and vest after one, two or three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are made in Prudential shares. In countries where share awards are not feasible for reasons including securities and/or tax considerations, awards will be replaced by the cash value of the shares that would otherwise have vested.
Prudential Agency Long-Term Incentive Plan (LTIP)	Certain agents are eligible to be granted awards in Prudential shares under the Prudential Agency LTIP. These awards are structured in a similar way to the PG LTIP described above, with most awards granted with a three-year vesting period.
Restricted Share Plan (RSP)	The Company operates the RSP for certain employees. Awards under this plan are discretionary, and the vesting of awards may be subject to performance conditions.
Deferred bonus plans	The Company operates a number of deferred bonus plans including the Group Deferred Bonus Plan (GDBP) and the Prudential Deferred Bonus Plan. There are no performance conditions attached to deferred share awards made under these arrangements.
Savings-related share option schemes	Eligible agents in certain business units are able to participate in the International Savings-Related Share Option Scheme for Non-Employees. The plan is similar to the HMRC-approved Save As You Earn (SAYE) share option scheme in the UK which is open to eligible employees.
Share purchase plans	Eligible employees in the UK are invited to participate in the Company's HMRC-approved UK Share Incentive Plan. The plan allows the purchase of Prudential plc shares each month. Staff based in Asia and Africa are eligible to participate in the Prudential All Employee Share Purchase Plan which is run in a similar way.

The total numbers of securities available for issue under these schemes are disclosed in note I(vi) within additional unaudited financial information.

(b) Outstanding options and awards

The following table shows the movement in outstanding options and awards under the Group's share-based compensation plans:

	Options outstanding under Sharesave and ISSOSNE schemes				Awards outstanding under incentive plans	
	2024		2023		**2024**	2023
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price	Number of awards	
	millions	**£**	millions	£	millions	
Balance at beginning of year	**1.7**	**9.5**	1.9	10.4	**14.3**	21.0
Granted	**0.6**	**5.3**	0.4	7.8	**10.9**	6.3
Exercised	**(0.1)**	**7.4**	(0.3)	11.6	**(6.6)**	(10.1)
Forfeited	**–**	**7.6**	–	7.8	**(0.5)**	(1.7)
Cancelled	**(0.5)**	**10.2**	(0.3)	12.0	**–**	(0.1)
Lapsed/expired	**–**	**9.4**	–	10.4	**(0.6)**	(1.1)
Balance at end of year	**1.7**	**7.8**	1.7	9.5	**17.5**	14.3
Options immediately exercisable at end of year	**0.2**	**11.6**	0.2	10.8		

Certain options granted in 2024 were awarded in Hong Kong dollar. These amounts have been converted to pound sterling exercise prices, shown in the tables above and below, using the daily spot rate on the grant date.

The weighted average share price of Prudential plc for 2024 was £7.14 (2023: £10.46).

Notes to the consolidated financial statements continued

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December:

	Outstanding						Exercisable			
	Number outstanding millions		Weighted average remaining contractual life years		Weighted average exercise prices £		Number exercisable millions		Weighted average exercise prices £	
	2024	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Between £5 and £6	**0.5**	–	**4.3**	–	**5.24**	–	**–**	–	**–**	–
Between £7 and £8	**0.7**	0.7	**2.7**	3.7	**7.55**	7.55	**–**	–	**–**	–
Between £9 and £10	**0.1**	0.3	**1.4**	1.4	**9.64**	9.64	**–**	0.1	**–**	9.64
Between £11 and £12	**0.4**	0.6	**1.3**	2.0	**11.70**	11.59	**0.2**	–	**11.57**	–
Between £12 and £13	**–**	–	**0.6**	–	**12.02**	–	**–**	–	**–**	–
Between £13 and £14	**–**	0.1	**–**	0.4	**–**	13.94	**–**	0.1	**–**	13.94
Total	**1.7**	1.7	**2.8**	2.6	**7.84**	9.50	**0.2**	0.2	**11.57**	10.82

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

(c) Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options and awards were determined by using the following assumptions:

	2024			2023		
	Sharesave and ISSOSNE options	**Prudential LTIP (TSR)**	**Other awards**	Sharesave and ISSOSNE options	Prudential LTIP (TSR)	Other awards
Dividend yield (%)	**2.08**	**–**	**–**	1.38	–	–
Expected volatility (%)	**28.17**	**28.45**	**–**	30.02	31.50	–
Risk-free interest rate (%)	**3.57**	**4.39**	**–**	4.55	4.34	–
Expected option life (years)	**4.03**	**–**	**–**	3.95	–	–
Weighted average exercise price (£)	**£5.24**	**–**	**–**	£7.75	–	–
Weighted average share price at grant date (£/HKD)	**£7.16**	**HKD 75.10**	**–**	£8.89	HKD 112.76	–
Weighted average fair value at grant date (£/HKD)	**£2.50**	**HKD 29.29**	**HKD 72.58**	£2.85	HKD 49.60	HKD 111.97

The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options, and financial equivalence to value all awards other than those that have TSR performance conditions attached (some Prudential LTIP and RSP awards) for which the Group uses a Monte Carlo model in order to allow for the impact of these conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market implied volatilities as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on Sharesave options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are taken from swap spot rates with projection terms matching the corresponding vesting periods. For awards with a TSR condition, volatilities and correlations between Prudential and a basket of 12 competitor companies is required. For grants in 2024, the average volatility for the basket of competitors was 27 per cent (2023: 26 per cent). Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market implied volatilities are used for both Prudential and the basket of competitors. Changes to the subjective input assumptions could materially affect the fair value estimate.

Other awards, without market performance conditions or exercise price, are valued based on grant date share price.

(d) Share-based payment expense charged to the income statement

The total expense recognised in 2024 in the consolidated financial statements relating to share-based compensation is $85 million (2023: $81 million), of which $76 million (2023: $71 million) is accounted for as equity-settled.

The Group had $31 million of liabilities at 31 December 2024 (31 December 2023: $31 million) relating to share-based payment awards accounted for as cash-settled.

B2.3 Key management remuneration

Key management constitutes the Directors of Prudential plc and other non-Director members of the GEC, as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2024 $m	2023 $m
Salaries and short-term benefits (including fees paid to non-executive directors)	24.6	27.0
Post-employment benefits	1.3	1.0
Share-based payments [note]	23.6	22.2
Total key management remuneration	49.5	50.2

Note
The share-based payments charge comprises amounts determined in accordance with IFRS 2 'Share-based Payment' (see note B2.2) and deferred share awards.

Additional details on the Directors' emoluments, retirement benefits and other payments are given in the Directors' remuneration report.

B2.4 Fees payable to the auditor

	2024 $m	2023 $m
Audit of the Company's annual accounts	5.3	5.8
Audit of subsidiaries pursuant to legislation	6.0	8.1
Audit fees payable to the auditor	11.3	13.9
Audit-related assurance services [note]	5.2	4.0
Other assurance services	1.2	0.9
Non-audit fees payable to the auditor	6.4	4.9
Total fees payable to the auditor	17.7	18.8

Note
Of the audit-related assurance service fees of $5.2 million (2023: $4.0 million), $1.2 million (2023: $1.1 million) relates to services that are required by law and regulation as defined by the FRC.

In addition to the above, in the period from September 2021 until their appointment as the Group's statutory auditor in May 2023, EY were paid $12.4 million to provide audit assurance over the implementation of IFRS 17.

Notes to the consolidated financial statements continued

B3 Tax charge

Prudential is subject to tax in numerous jurisdictions and the calculation of the total tax charge inherently involves a degree of estimation and judgement. Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. The positions taken in tax returns, where applicable tax regulation is subject to interpretation, are recognised in full in the determination of the tax charge in the consolidated financial statements, if the Group considers that it is probable that the taxation authority will accept those positions. Otherwise, provisions are established based on the likely amount of the liability, or recovery, by providing for the single best estimate of the most likely outcome or the weighted average expected value where there are multiple outcomes.

The total tax charge includes tax expense attributable to both policyholders and shareholders. The tax expense attributable to policyholders comprises the tax on the income of the consolidated with-profits and unit-linked funds. In certain jurisdictions, life insurance companies are taxed on both their shareholders' profits and on their policyholders' insurance and investment returns on certain insurance and investment products. Although both types of tax are included in the total tax charge in the Group's Consolidated income statement, they are presented separately in the Consolidated income statement to provide the most relevant information about tax that the Group pays on its profits.

Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12 'Income Taxes' does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not that future taxable profits will be available against which these losses can be utilised.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

B3.1 Total tax charge by segment

The total tax (charge) credit in the income statement is as follows:

	2024 $m	2023 $m
Hong Kong	**(229)**	(129)
Indonesia	**(37)**	(43)
Malaysia	**(155)**	(98)
Singapore	**(176)**	(174)
Growth markets and other	**(158)**	(103)
Eastspring	**(29)**	(26)
Total segment [note (i)]	**(784)**	(573)
Unallocated to a segment (central operations)	**(40)**	13
Total tax charge [notes (i)(ii)]	**(824)**	(560)

Notes
(i)   Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including Mainland China.
(ii)   The total tax charge is analysed between current tax and deferred tax by component as follows:

	2024 $m	2023 $m
Current tax arising from:		
Corporation tax	**(520)**	(457)
Adjustments in respect of prior years	**(1)**	1
Pillar Two income taxes	**–**	–
Total current tax charge	**(521)**	(456)
Deferred tax arising from:		
Origination and reversal of temporary differences	**(319)**	(135)
Adjustment in respect of a tax loss, tax credit or temporary difference from a prior year	**16**	31
Total deferred tax charge	**(303)**	(104)
Total tax charge	**(824)**	(560)

A small number of jurisdictions in which the Group has operations have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD Pillar Two proposals, effective for 2024 onwards. There was no impact from the new tax rules on the Group's IFRS tax charge for the 2024 financial year.

Additional jurisdictions in which the Group has operations have implemented, or are in the process of implementing, the new tax rules effective for 2025 onwards. Implementation of the new tax rules in Hong Kong effective from 2025 onwards will bring the whole Group into scope of the new rules.

The Group has estimated the potential impact of the new Pillar Two tax rules for future periods. This assessment was based on recent financial statements, corporate income tax returns and country-by-country reports. The outcome in any period is sensitive to market movements in that period. In periods where the actual investment return is in line with, or below, expected long term returns, the Group does not expect the Pillar Two tax rules to have a material impact on the IFRS tax charge. In periods where the actual investment return exceeds the expected long term returns, the impact from the Pillar Two tax rules will depend on how the relevant jurisdiction taxes the actual investment return under local corporate income tax rules.

B3.2 Reconciliation of effective tax rate

In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss for the year. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result. The reconciliation of the expected to actual tax (charge) credit and the percentage impact of reconciliation items on shareholder effective tax rate (ETR) are provided below.

	2024 $m	2024 ETR %	2023 $m	2023 ETR %
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	3,239		2,272	
Tax charge attributable to policyholders' returns note (i)	(286)		(175)	
Profit before tax attributable to shareholders' returns	2,953		2,097	
Tax charge at the expected rate	(585)	20 %	(399)	19 %
Effects of recurring tax reconciliation items:				
Income not taxable or taxable at concessionary rates note (ii)	96	(3) %	80	(4) %
Deductions and losses not allowable for tax purposes note (iii)	(164)	5 %	(136)	6 %
Items related to taxation of life insurance businesses note (iv)	94	(3) %	137	(7) %
Deferred tax adjustments including unrecognised tax losses	4	0 %	13	(1) %
Effect of results of joint ventures and associates note (v)	100	(3) %	(38)	2 %
Irrecoverable withholding taxes note (vi)	(61)	2 %	(63)	3 %
Other	1	0 %	(2)	1 %
Total credit (charge) on recurring items	70	(2) %	(9)	0 %
Effects of non-recurring tax reconciliation items:				
Adjustments to tax charge in relation to prior years	7	0 %	42	(2) %
Movements in provisions for open tax matters note (vii)	(8)	0 %	(15)	1 %
Adjustments in relation to business disposals and corporate transactions	(22)	0 %	(4)	0 %
Total (charge) credit on non-recurring items	(23)	0 %	23	(1) %
Tax charge attributable to shareholders' returns	(538)		(385)	
Tax charge attributable to policyholders' returns note (i)	(286)		(175)	
Tax charge attributable to shareholders' and policyholders' returns	**(824)**		**(560)**	
Profit before tax attributable to shareholders' returns analysed into:				
Adjusted operating profit	3,129		2,893	
Non-operating result note (viii)	(176)		(796)	
Profit before tax attributable to shareholders' returns	2,953		2,097	
Tax charge attributable to shareholders' returns analysed into:				
Tax charge on adjusted operating profit	(547)		(444)	
Tax credit on non-operating result note (viii)	9		59	
Tax charge attributable to shareholders' returns	(538)		(385)	
Actual tax rate on:				
Adjusted operating profit:				
Including non-recurring tax reconciling items note (ix)	17 %		15 %	
Excluding non-recurring tax reconciling items	17 %		16 %	
Profit before tax attributable to shareholders' returns note (ix)	**18 %**		**18 %**	

Notes

(i)   The tax charge attributable to policyholders of $(286) million (2023: $(175) million) is equal to the profit before tax attributable to policyholders as a result of accounting for policyholder income after the deduction of expenses on a post-tax basis.

(ii)   Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income and gains in Singapore and other (central) operations.

(iii)   Deductions and losses not allowable for tax purposes primarily relates to non-deductible head office costs in other (central) operations.

(iv)   Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.

(v)   Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.

(vi)   The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in other (central) operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.

Notes to the consolidated financial statements continued

(vii) The statement of financial position contains the following provisions in relation to open tax matters.

	2024 $m
Balance at 1 Jan	**(93)**
Movements in the current year included in tax charge attributable to shareholders	**(8)**
Provisions utilised in the year	**13**
Other movements (including interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax)	**(7)**
Balance at 31 Dec	**(95)**

(viii) 'Non-operating result' is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns and corporate transactions. The tax credit on non-operating result is calculated using the tax rates applicable to investment profit or loss recorded in the non-operating result for each entity, and then adjusting for any discrete items included in the total tax charge that relate specifically to the amounts (other than investment related profit or loss) included in the non-operating result. The difference between this tax on non-operating result and the tax charge calculated on profit before tax is the tax charge on adjusted operating profit.

(ix) The actual shareholder tax rates of the relevant business operations are shown below:

	2024 %							
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	**9 %**	**19 %**	**22 %**	**14 %**	**23 %**	**10 %**	**(7)%**	**17 %**
Tax rate on profit before tax	**10 %**	**18 %**	**22 %**	**14 %**	**23 %**	**10 %**	**(11)%**	**18 %**

	2023 %							
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	7 %	22 %	22 %	16 %	20 %	9 %	2 %	15 %
Tax rate on profit before tax	7 %	22 %	20 %	16 %	11 %	9 %	2 %	18 %

B4 Earnings per share

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. No adjustment is made if the impact is anti-dilutive overall.

	2024					
	Before tax	Tax	Non-controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	**3,129**	**(547)**	**(146)**	**2,436**	**89.7¢**	**89.6¢**
Short-term interest rate and other market fluctuations	**(105)**	**9**	**(10)**	**(106)**	**(3.9)¢**	**(3.9)¢**
Loss attaching to corporate transactions	**(71)**	**–**	**26**	**(45)**	**(1.7)¢**	**(1.7)¢**
Based on profit for the year	**2,953**	**(538)**	**(130)**	**2,285**	**84.1¢**	**84.0¢**

	2023					
	Before tax	Tax	Non-controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	2,893	(444)	(11)	2,438	89.0¢	88.7¢
Short-term interest rate and other market fluctuations	(774)	59	–	(715)	(26.1)¢	(26.0)¢
Loss attaching to corporate transactions	(22)	–	–	(22)	(0.8)¢	(0.8)¢
Based on profit for the year	2,097	(385)	(11)	1,701	62.1¢	61.9¢

For 2024, the weighted average number of shares for calculating basic earnings per share, that excludes those held in employee share trusts, is 2,715 million (2023: 2,741 million). After including a dilutive effect of the Group's share options and awards of 5 million (2023: 6 million), the weighted average number of shares for calculating diluted earnings per share is 2,720 million (2023: 2,747 million).

B5 Dividends

First and second interim dividends are recorded in the period in which they are paid. Cash and scrip dividends are initially recorded in the statement of changes in equity as a deduction from retained earnings, at the value of the cash paid, or the cash equivalent to the scrip dividend. For scrip dividends settled by a new issue of shares the deduction from retained earnings is subsequently reversed and an amount equal to the nominal value of shares issued is transferred to share capital from share premium or the capital redemption reserve.

	2024		2023	
	Cents per share	$m	Cents per share	$m
Dividends relating to reporting year:				
First interim dividend	6.84¢	185	6.26¢	172
Second interim dividend	16.29¢	433 *	14.21¢	392
Total relating to reporting year	23.13¢	618	20.47¢	564
Dividends paid in reporting year:				
Current year first interim dividend	6.84¢	185	6.26¢	172
Second interim dividend for prior year	14.21¢	390	13.04¢	361
Total paid in reporting year	21.05¢	575	19.30¢	533

* Calculated using the outstanding number of ordinary shares as at 31 December 2024.

Dividend per share

The 2024 first interim dividend of 6.84 cents per ordinary share was paid to eligible shareholders on 23 October 2024.

On 14 May 2025, Prudential will pay a second interim dividend of 16.29 cents per ordinary share for the year ended 31 December 2024. The second interim dividend will be paid to shareholders recorded on the UK register at 5.00pm (Greenwich Mean Time) and to shareholders recorded on the HK branch register at 4.30pm (Hong Kong Time) on 28 March 2025 (Record Date), and also to the holders of US American Depositary Receipts (ADRs) as at 28 March 2025. The second interim dividend will be paid on or about 21 May 2025 to shareholders with shares standing to the credit of their securities accounts with the Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.

Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD, respectively, unless they elect to receive dividend payments in USD. A scrip dividend alternative will again be offered which will involve the issuance of relevant new ordinary shares on the Hong Kong line only. The scrip dividend alternative is offered in addition to the Dividend Reinvestment Plan (DRIP), which continues to be available to shareholders on the UK register. Elections must be received by the relevant UK or HK share registrar by 22 April 2025. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 28 April 2025. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the announcement.

Shareholders holding an interest in Prudential shares through the CDP in Singapore will continue to receive their dividend payments in SGD based on the prevailing market exchange rate, unless they elect to participate in the scrip dividend alternative for which elections must be made through the CDP by 10 April 2025.

Holders of ADRs will continue to receive their dividend payments in USD.

Notes to the consolidated financial statements continued

C Financial position

C1 Group assets and liabilities

C1.1 Group investments by business type

The analysis below is structured to show the investments of the Group's subsidiaries by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies' ratings and, lastly, internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 31 December 2024 were $900 million (31 December 2023: $1,181 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets that fall outside this range are classified as below BBB-.

The following table classifies assets into those that primarily back the Group's participating funds that are measured under the variable fee approach, those backing unit-linked funds, other investments held within the insurance entities, Eastspring's investments and those that are unallocated to a segment (principally centrally held investments).

In terms of the investments held by the insurance businesses, those within funds with policyholder participation and those within unit-linked funds represent underlying items. The gains or losses on these investments will be offset by movements in policyholder liabilities and therefore adjusted operating profit reflects the actual investment return on these assets. The exception is for investments backing the shareholders' 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets.

In terms of other assets held within the insurance entities, these largely comprise assets backing IFRS shareholders' equity or are non-underlying items backing GMM liabilities and therefore the returns on these other investments are recognised in adjusted operating profit at a longer-term rate.

	31 Dec 2024 $m						
	Asia and Africa						
	Insurance						
	Funds with policyholder participation note (i)	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities							
Sovereign debt							
Indonesia	453	573	642	–	1,668	–	1,668
Singapore	2,265	738	932	–	3,935	–	3,935
Thailand	3	3	2,580	–	2,586	–	2,586
United States	14,851	71	433	–	15,355	–	15,355
Vietnam	2,885	17	139	–	3,041	–	3,041
Other (predominantly Asia)	4,192	685	1,589	2	6,468	–	6,468
Subtotal	24,649	2,087	6,315	2	33,053	–	33,053
Other government bonds							
AAA	1,617	119	112	–	1,848	–	1,848
AA+ to AA-	124	16	23	–	163	–	163
A+ to A-	643	82	268	–	993	–	993
BBB+ to BBB-	189	45	80	–	314	–	314
Below BBB- and unrated	354	6	48	–	408	–	408
Subtotal	2,927	268	531	–	3,726	–	3,726
Corporate bonds							
AAA	1,400	158	280	–	1,838	–	1,838
AA+ to AA-	3,567	486	851	–	4,904	–	4,904
A+ to A-	13,451	491	1,629	–	15,571	1	15,572
BBB+ to BBB-	9,753	661	1,784	–	12,198	1	12,199
Below BBB- and unrated	1,477	477	342	–	2,296	–	2,296
Subtotal	29,648	2,273	4,886	–	36,807	2	36,809
Asset-backed securities							
AAA	129	3	34	–	166	–	166
AA+ to AA-	4	–	1	–	5	–	5
A+ to A-	28	–	3	–	31	–	31
BBB+ to BBB-	2	–	1	–	3	–	3
Below BBB- and unrated	2	1	8	–	11	–	11
Subtotal	165	4	47	–	216	–	216
Total debt securities notes (ii)(v)	57,389	4,632	11,779	2	73,802	2	73,804
Loans							
Mortgage loans	51	–	102	–	153	–	153
Other loans	364	–	–	–	364	–	364
Total loans	415	–	102	–	517	–	517
Equity securities and holdings in collective investment schemes							
Direct equities	19,487	13,465	254	95	33,301	–	33,301
Collective investment schemes	37,652	8,338	1,698	13	47,701	–	47,701
Total equity securities and holdings in collective investment schemes	57,139	21,803	1,952	108	81,002	–	81,002
Other financial investments note (iii)	2,240	260	2,118	93	4,711	1,150	5,861
Total financial investments note (iv)	117,183	26,695	15,951	203	160,032	1,152	161,184
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	1,396	564	1,225	142	3,327	2,445	5,772
Total investments	118,579	27,259	17,179	345	163,362	3,597	166,959

Notes to the consolidated financial statements continued

	31 Dec 2023 $m						
	Asia and Africa						
	Insurance						
	Funds with policyholder participation note (i)	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities							
Sovereign debt							
Indonesia	393	611	525	–	1,529	–	1,529
Singapore	3,006	607	929	–	4,542	–	4,542
Thailand	2	4	1,957	–	1,963	–	1,963
United States	23,552	84	2,351	–	25,987	–	25,987
Vietnam	3,143	30	173	–	3,346	–	3,346
Other (predominantly Asia)	4,375	669	1,819	28	6,891	–	6,891
Subtotal	34,471	2,005	7,754	28	44,258	–	44,258
Other government bonds							
AAA	1,533	94	119	–	1,746	–	1,746
AA+ to AA-	120	17	29	–	166	–	166
A+ to A-	689	95	239	–	1,023	–	1,023
BBB+ to BBB-	271	57	56	–	384	–	384
Below BBB- and unrated	502	11	63	2	578	–	578
Subtotal	3,115	274	506	2	3,897	–	3,897
Corporate bonds							
AAA	1,214	147	243	–	1,604	–	1,604
AA+ to AA-	2,716	440	934	–	4,090	–	4,090
A+ to A-	10,918	460	2,179	–	13,557	1	13,558
BBB+ to BBB-	9,466	714	2,055	–	12,235	1	12,236
Below BBB- and unrated	2,280	500	356	–	3,136	–	3,136
Subtotal	26,594	2,261	5,767	–	34,622	2	34,624
Asset-backed securities							
AAA	174	2	54	–	230	–	230
AA+ to AA-	6	–	2	–	8	–	8
A+ to A-	30	–	7	–	37	–	37
BBB+ to BBB-	7	–	2	–	9	–	9
Below BBB- and unrated	–	1	–	–	1	–	1
Subtotal	217	3	65	–	285	–	285
Total debt securities notes (ii)(v)	64,397	4,543	14,092	30	83,062	2	83,064
Loans							
Mortgage loans	65	–	83	–	148	–	148
Other loans	430	–	–	–	430	–	430
Total loans	495	–	83	–	578	–	578
Equity securities and holdings in collective investment schemes							
Direct equities	18,711	12,075	182	128	31,096	–	31,096
Collective investment schemes	24,529	7,546	1,580	2	33,657	–	33,657
Total equity securities and holdings in collective investment schemes	43,240	19,621	1,762	130	64,753	–	64,753
Other financial investments note (iii)	2,893	396	1,707	101	5,097	2,628	7,725
Total financial investments note (iv)	111,025	24,560	17,644	261	153,490	2,630	156,120
Investment properties	–	–	39	–	39	–	39
Cash and cash equivalents	1,054	647	1,287	173	3,161	1,590	4,751
Total investments	112,079	25,207	18,970	434	156,690	4,220	160,910

Notes

(i)   Funds with policyholder participation represent investments held to support insurance products where policyholders participate in the returns of a specified pool of investments (excluding unit-linked policies) that are measured using the variable fee approach.

(ii)   Of the Group's debt securities, the following amounts were held by the consolidated investment funds:

	31 Dec 2024 $m	31 Dec 2023 $m
Debt securities held by consolidated investment funds	**10,409**	11,116

(iii) Other financial investments comprise derivative assets and deposits.

(iv)   Of the total financial investments of $161,184 million as at 31 December 2024 (31 December 2023: $156,120 million), $88,779 million (31 December 2023: $80,022 million) are expected to be recovered within one year, including equity securities and holdings in collective investment schemes.

(v)   The credit ratings, are created using a methodology developed by Prudential using ratings from various credit ratings agencies (Composite Ratings), S&P Global Ratings (S&P), Moody's and Fitch Solutions and their respective affiliates and suppliers. The ratings displayed are not credit opinions nor are they a rating issued by a rating agency, including S&P. To the extent that a credit rating is calculated using an S&P rating, such rating was used under a license from S&P and S&P reserves all rights with respect to such rating.

C1.2 Other assets and liabilities
(a) Accrued investment income and other debtors

	31 Dec 2024 $m	31 Dec 2023 $m
Total accrued investment income, primarily interest receivable	902	1,003
Other debtors	1,310	1,161
Total accrued investment income and other debtors	**2,212**	2,164
Analysed as:		
Expected to be settled within one year	2,162	2,048
Expected to be settled beyond one year	50	116
Total accrued investment income and other debtors	**2,212**	2,164

(b) Accruals, deferred income and other creditors
Accruals, deferred income and other creditors are analysed as follows (detailed maturity analysis is provided in note C2.3):

	31 Dec 2024 $m	31 Dec 2023 $m
Accruals and deferred income	238	244
Interest payable	35	35
Other creditors	2,575	3,756
Total accruals, deferred income and other creditors	**2,848**	4,035

(c) Assets and liabilities held for sale
In 2024, the Group pursued the disposal of a number of subsidiaries which, as the required conditions were met, were classified as held for sale at 30 June 2024. These subsidiaries were remeasured to their estimated fair value less expected costs to sell, with a resulting remeasurement loss of $(71) million recognised in the income statement within 'Loss attaching to corporate transactions'. After reflecting the impact of non-controlling interests and other related changes in equity, the overall impact on shareholders' equity was a reduction of $(27) million.

C1.3 Cash and cash equivalents
Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition and are analysed as follows:

	31 Dec 2024 $m	31 Dec 2023 $m
Cash	1,923	1,964
Cash equivalents	3,849	2,787
Total cash and cash equivalents	**5,772**	4,751
Analysed as:		
Held by the Group's holding and non-regulated entities and available for general use	2,445	1,590
Other funds not available for general use by the Group, including funds held for the benefit of policyholders	3,327	3,161
Total cash and cash equivalents	**5,772**	4,751

The Group's cash and cash equivalents are held in the following currencies as at 31 December 2024: USD 54 per cent, MYR 11 per cent, HKD 6 per cent, GBP 5 per cent, SGD 4 per cent and other currencies 20 per cent (31 December 2023: USD 42 per cent, MYR 14 per cent, SGD 8 per cent, HKD 6 per cent, GBP 5 per cent and other currencies 25 per cent).

C1.4 Provisions
An analysis of movement in total provisions held is shown below:

	2024 $m	2023 $m
Balance at 1 Jan	**224**	206
Charge (credit) to income statement:		
Additional provisions	136	198
Unused amounts released	(4)	(10)
Utilisation during the year	(133)	(172)
Exchange differences	(5)	2
Balance at 31 Dec	**218**	224

Of the $218 million of provisions at 31 December 2024 (31 December 2023: $224 million), which excludes any amounts attributable to insurance contracts, the Group held $199 million (31 December 2023: $215 million) provisions for staff benefits, which are generally expected to be paid out within the next three years.

Notes to the consolidated financial statements continued

C2 Measurement of financial assets and liabilities

The Group uses the trade date method to account for regular purchases and sales of financial assets. The Group holds financial assets in accordance with IFRS 9, whereby, subject to specific criteria, financial instruments are required to be accounted for under one of the following categories based on the way in which the assets are managed in order to generate cash flows and their contractual cash flow characteristics (whether the cash flows represent 'solely payments of principal and interest'):

– *Financial instruments at FVTPL: this comprises primarily instruments that are managed and the performance evaluated on a fair value basis, including liabilities related to net assets attributable to unit holders of consolidated investment funds and policyholder liabilities for investment contracts without DPF. In addition, this includes derivatives. All investments within this category are measured at fair value with all changes thereon being recognised in investment return in the income statement. An option is also available at initial recognition to irrevocably designate a financial instrument as at FVTPL if doing so eliminates or significantly reduces accounting mismatches. The vast majority of the financial investments of the Group are held at FVTPL.*
– *Financial instruments at FVOCI under IFRS 9: these instruments are initially recognised at fair value plus attributable transaction costs and are subsequently measured at fair value. Interest and/or dividend income is recognised in the income statement. Unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment based on the expected credit loss approach, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses except for equity securities that have been elected to be designated at FVOCI under IFRS 9, whereby there is no recycling to the profit or loss on derecognition.*
– *Financial instruments at amortised cost: these instruments comprise non-quoted investments that have fixed or determinable payments, including loans collateralised by mortgages, deposits and other receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When assets held at amortised cost are subject to impairment testing based on the expected credit loss approach, estimated future cash flows are compared to the carrying value of the asset. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred. If, in subsequent periods, an impaired loan or receivable recovers in value (in part or in full) and this recovery can be objectively related to an event occurring after the impairment, then any amount determined to have been recovered is reversed through the income statement.*

C2.1 Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques. Climate change does not directly impact fair values particularly where these are built on observable inputs (ie level 1 and level 2), which represent the majority of the Group's financial instruments as discussed below.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group's level 2 assets are private holdings, structured securities and other national and non-national government debt securities that are valued using observable inputs. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustments are made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which, by their nature, do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. Level 3 assets of the Group consist primarily of property, infrastructure, private credit and private equity funds held by the participating funds and are externally valued using the net asset value of the invested entities.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by business unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2 Fair value measurement hierarchy

(a) Assets and liabilities at fair value

All of the Group's financial instruments held at fair value are classified as FVTPL at 31 December 2024 and measured on a recurring basis. In addition, at 31 December 2024, the Group classified certain assets and liabilities as held for sale as described in note C1.2 that have been measured at fair value on a non-recurring basis based on the expected sales proceeds for these businesses.

The table below shows the assets and liabilities carried at fair value on a recurring basis analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2024 $m			
	Level 1	Level 2	Level 3	
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs note (iii)	Total
Loans	–	364	–	364
Equity securities and holdings in collective investment schemes	72,574	5,311	3,117	81,002
Debt securities note (i)	56,147	17,620	37	73,804
Derivative assets	17	378	–	395
Derivative liabilities	(493)	(1,124)	–	(1,617)
Total financial investments, net of derivative liabilities	128,245	22,549	3,154	153,948
Investment contract liabilities without DPF note (ii)	–	(748)	–	(748)
Net asset value attributable to unit holders of consolidated investment funds	(2,679)	–	–	(2,679)
Total financial instruments at fair value	**125,566**	**21,801**	**3,154**	**150,521**
Percentage of total (%)	83 %	15 %	2 %	100 %

	31 Dec 2023 $m			
	Level 1	Level 2	Level 3	
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs note (iii)	Total
Loans	–	430	–	430
Equity securities and holdings in collective investment schemes	56,327	5,562	2,864	64,753
Debt securities note (i)	64,004	19,020	40	83,064
Derivative assets	1,460	395	–	1,855
Derivative liabilities	(58)	(180)	–	(238)
Total financial investments, net of derivative liabilities	121,733	25,227	2,904	149,864
Investment contract liabilities without DPF note (ii)	–	(769)	–	(769)
Net asset value attributable to unit holders of consolidated investment funds	(2,711)	–	–	(2,711)
Total financial instruments at fair value	**119,022**	**24,458**	**2,904**	**146,384**
Percentage of total (%)	81 %	17 %	2 %	100 %

Notes

(i) Of the total level 2 debt securities of $17,620 million at 31 December 2024 (31 December 2023: $19,020 million), $12 million (31 December 2023: $10 million) are valued internally.

(ii) For Investment contract liabilities without DPF, it is assumed that these investment contracts are not quoted in an active market and do not have readily available published prices and that their fair values are determined using valuation techniques. It is assumed that all significant inputs used in the valuation are observable and these investment contract liabilities are classified in level 2.

(iii) At 31 December 2024, the Group held $3,154 million (31 December 2023: $2,904 million) of net financial instruments at fair value within level 3. This represents 2 per cent (31 December 2023: 2 per cent) of the total fair valued financial assets, net of financial liabilities and comprises the following:

– Equity securities and holdings in collective investment schemes of $3,116 million (31 December 2023: $2,863 million) consisting primarily of property, infrastructure, private credit and private equity funds held by the participating funds, which are externally valued using the net asset value of the invested entities. Equity securities of $1 million (31 December 2023: $1 million) are internally valued, representing less than 0.1 per cent of the total fair valued financial assets, net of financial liabilities. Internal valuations are inherently more subjective than external valuations; and

– Other sundry individual financial instruments of a net asset of $37 million (31 December 2023: $40 million).

– Of the net financial instruments of $3,154 million (31 December 2023: $2,904 million) referred to above:

– A net asset of $3,088 million (31 December 2023: $2,866 million) is held by the Group's participating and unit-linked funds and therefore shareholders' profit and equity are not immediately impacted by movements in the valuation of these financial instruments; and

– The remaining level 3 investments comprise a net asset of $66 million (31 December 2023: $38 million) and are primarily investments valued using external prices adjusted to reflect the specific known conditions relating to these holdings where applicable (eg distressed securities). If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(7) million (31 December 2023: $(4) million), which would reduce shareholders' equity by this amount before tax.

Notes to the consolidated financial statements continued

Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers that are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During 2024, the transfers between levels within the portfolios were primarily transfers from level 1 to level 2 of $940 million and transfers from level 2 to level 1 of $2,007 million. These transfers primarily reflect the change in the observed valuation inputs of equity securities and debt securities and, in certain cases, the change in the level of trading activities of the securities. There were no transfers from level 3 to level 2 and no transfer into level 3 in the year.

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning of the year to that presented at the end of the year.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments. Total gains and losses recorded in other comprehensive income comprises the translation of investments into the Group's presentation currency of US dollars.

		2024 $m		
	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at 1 Jan	–	2,864	40	2,904
Total gain (loss) in income statement [note]	–	(84)	3	(81)
Total loss recorded in other comprehensive income	–	(31)	(1)	(32)
Purchases and other additions	–	462	2	464
Sales	–	(94)	(7)	(101)
Balance at 31 Dec	**–**	**3,117**	**37**	**3,154**

		2023 $m		
	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at 1 Jan	3	824	38	865
Total gains in income statement [note]	–	25	2	27
Total gains recorded in other comprehensive income	–	6	–	6
Purchases and other additions	–	524	–	524
Sales	(3)	(4)	–	(7)
Transfers into level 3	–	1,489	–	1,489
Balance at 31 Dec	**–**	**2,864**	**40**	**2,904**

Note
Of the total net (loss) gain in the income statement of $(81) million at 2024 (2023: $27 million), $(143) million (2023: $29 million) relates to net unrealised gain (loss) of financial instruments still held at the end of the year, which can be analysed as follows:

	2024 $m	2023 $m
Equity securities and holdings in collective investment schemes	(146)	27
Debt securities	3	2
Net unrealised (loss) gains of financial instruments still held at the end of the year	**(143)**	**29**

(b) Assets and liabilities carried at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Deposits, cash and cash equivalents, accrued investment income, other debtors, accruals, deferred income and other creditors are excluded from the analysis below, as these are carried at amortised cost which approximates fair value.

	31 Dec 2024 $m		31 Dec 2023 $m	
	Carrying value	Fair value	Carrying value	Fair value
		note (iii)		note (iii)
Financial assets				
Loans note (i)	**153**	**163**	148	179
Financial liabilities				
Core structural borrowings of shareholder-financed businesses note (ii)	**(3,925)**	**(3,694)**	(3,933)	(3,659)
Operational borrowings (excluding lease liabilities) note (i)	**(540)**	**(540)**	(707)	(707)
Obligations under funding, securities lending and sale and repurchase agreements note (i)	**(272)**	**(272)**	(716)	(716)
Net financial liabilities at amortised cost	**(4,584)**	**(4,343)**	(5,208)	(4,903)

Notes
(i)   The fair value of loans, operational borrowings (excluding lease liabilities) and obligations under funding, securities lending and sale and repurchase agreements has been estimated from the discounted cash flows expected to be received or paid.
(ii) The fair value of the subordinated and senior debt issued by the Group is determined using quoted prices from independent third parties.
(iii) All financial assets and liabilities in the table above have been classified within level 2 at 31 December 2024 and 2023, reflecting the observability of the inputs used to derive their fair value.

C2.3 Additional information on financial instruments

(a) Financial assets and liabilities by IFRS 9 category

The following table presents measurement categories under IFRS 9 for each class of the Group's financial assets and financial liabilities as shown on the Consolidated statement of financial position as at 31 December 2024 and 2023.

Financial instruments	Classification under IFRS 9
Financial assets	
Loans	Amortised cost (31 Dec 2024: $153 million; 31 Dec 2023: $148 million)
	Mandatorily at FVTPL (31 Dec 2024: $364 million; 31 Dec 2023: $430 million)
Equity securities and portfolio holdings in collective investment schemes	Mandatorily at FVTPL
Debt securities	Mandatorily at FVTPL
Derivative assets	Mandatorily at FVTPL
Accrued investment income	Amortised cost
Deposits	Amortised cost
Cash and cash equivalents	Amortised cost
Other debtors	Amortised cost
Financial liabilities	
Investment contract liabilities without DPF	Mandatorily at FVTPL
Derivative liabilities	Mandatorily at FVTPL
Core structural borrowings of shareholder-financed businesses	Amortised cost
Operational borrowings	Amortised cost
Obligations under funding, securities lending and sale and repurchase agreements	Amortised cost
Net asset value attributable to unit holders of consolidated investment funds note	Designated at FVTPL
Other liabilities	Amortised cost

Note
Net asset value attributable to unit holders of consolidated investment funds represents the interests of investors other than the Group in the investment funds that the Group is deemed to control and therefore treated as a subsidiary and consolidated in the Group financial statements. The Group has designated Net asset value attributable to unit holders of consolidated investment funds as financial liabilities measured at FVTPL to eliminate any accounting mismatch with the underlying investments of those consolidated investment funds, which are measured at FVTPL.

Notes to the consolidated financial statements continued

(b) Financial risk
Liquidity analysis
The vast majority of the Group's financial assets are held to back the Group's policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit, this asset/liability matching is performed on a portfolio-by-portfolio basis. In terms of liquidity risk, a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group's liabilities are expected to be held for the long term. Much of the Group's investment portfolios are in marketable securities, which can therefore be converted quickly to liquid assets. For the reasons provided above, an analysis of the Group's assets by contractual maturity is not considered meaningful to evaluate the nature and extent of the Group's liquidity risk.

Contractual maturities of financial liabilities on an undiscounted cash flow basis
The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities that are separately presented. The financial liabilities are included in the column relating to the contractual maturities of the undiscounted cash flows (including contractual interest payments) based on the earliest period in which the Group can be required to pay assuming conditions are consistent with those of year end. For investment contracts without DPF, the maturity profile is based on undiscounted cash flow projections of expected benefit payments.

		31 Dec 2024 $m								
		Contractual maturity profile for financial liabilities								
	Total carrying value	1 year or less	1-2 years	2-5 years	5-10 years	10-15 years	15-20 years	Over 20 years	No stated maturity	Total undiscounted cash flows
Investment contracts without DPF note	748	186	9	69	114	19	7	4	360	768
Core structural borrowings of shareholder-financed businesses	3,925	125	125	678	3,111	–	–	–	750	4,789
Lease liabilities under IFRS 16	257	84	71	111	18	–	–	–	–	284
Other operational borrowings	540	540	–	–	–	–	–	–	–	540
Obligations under funding, securities lending and sale and repurchase agreements	272	272	–	–	–	–	–	–	–	272
Accruals, deferred income and other liabilities	2,848	2,641	–	–	–	–	–	–	265	2,906
Net asset value attributable to unit holders of consolidated investment funds	2,679	2,679	–	–	–	–	–	–	–	2,679
Total non-derivative financial liabilities	**11,269**	**6,527**	**205**	**858**	**3,243**	**19**	**7**	**4**	**1,375**	**12,238**

		31 Dec 2023 $m								
		Contractual maturity profile for financial liabilities								
	Total carrying value	1 year or less	1-2 years	2-5 years	5-10 years	10-15 years	15-20 years	Over 20 years	No stated maturity	Total undiscounted cash flows
Investment contracts without DPF note	769	155	169	68	149	24	9	5	273	852
Core structural borrowings of shareholder-financed businesses	3,933	126	126	379	3,555	–	–	–	750	4,936
Lease liabilities under IFRS 16	234	76	62	86	25	2	–	–	–	251
Other operational borrowings	707	707	–	–	–	–	–	–	–	707
Obligations under funding, securities lending and sale and repurchase agreements	716	716	–	–	–	–	–	–	–	716
Accruals, deferred income and other liabilities	4,035	3,845	–	–	–	–	–	–	190	4,035
Net asset value attributable to unit holders of consolidated investment funds	2,711	2,711	–	–	–	–	–	–	–	2,711
Total non-derivative financial liabilities	**13,105**	**8,336**	**357**	**533**	**3,729**	**26**	**9**	**5**	**1,213**	**14,208**

Note
The undiscounted cash flows of investment contracts without DPF included under the 'No stated maturity' category in the maturity profile shown above are mostly repayable on demand due to most of these investment contracts having options to surrender early, though often subject to surrender or other penalties, therefore, these options are unlikely to be exercised in practice.

Maturity analysis of derivatives

The following table shows the carrying value of the gross and net derivative positions.

	Carrying value of net derivatives $m		
	Derivative assets	Derivative liabilities	Net derivative position
31 Dec 2024	**395**	**(1,617)**	**(1,222)**
31 Dec 2023	1,855	(238)	1,617

All net derivatives are carried at fair value and are considered to be due within one year or less, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and, in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments.

Credit risk

The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, accrued investment income and other debtors. Further details of collateral in place in relation to derivatives, securities lending, repurchase and reverse repurchase agreements and other transactions are provided in note (c) below. The Group's exposure to credit risk is further discussed in the Risk review report.

The majority of Group's financial instruments are carried at FVTPL. The total value of assets held at amortised cost is $13,603 million (31 December 2023: $12,933 million), comprising primarily cash and cash equivalents, deposits and accrued investment income where the credit risk is considered to be low by nature. There are no material expected credit losses recognised on these assets. At 31 December 2024, there are immaterial amounts that are past their due date totalling $4 million (31 December 2023: $9 million).

In addition, the Group did not take possession of any other collateral held as security in both years.

Foreign exchange risk

The Group is exposed to exchange gains and losses on financial assets and liabilities held by the Group's business units in a currency other than the functional currency of the relevant business units or the currency to which the functional currency is pegged (eg financial assets and liabilities of USD-denominated business in Hong Kong). The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts and currency swaps as described in note (c) below.

The exchange gains (losses) on financial instruments, recognised in the income statement in 2024, except for those arising on financial instruments measured at FVTPL, is $(28) million (2023: $(38) million).

(c) Derivatives and hedging

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures to facilitate efficient portfolio management and for investment purposes.

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IFRS 9. The Group has no net investment, fair value or cash flow hedges under IFRS 9 at 31 December 2024 and 2023, respectively. All derivatives that are not designated as hedging instruments are carried at fair value, with movements in fair value being recorded in the income statement.

Derivatives held and their purpose

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward contracts, swaps and swaptions.

All over-the-counter derivative transactions are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and collateral agreements are in place between the individual entities and relevant counterparties under each of these market master agreements. The collateral management for these transactions is conducted under the usual and customary terms and conditions set out in the Credit Support Annex to the ISDA master agreement.

Derivatives are used for efficient portfolio management to obtain cost effective and management of exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility.

(d) Derecognition, collateral and offsetting

Derecognition of financial assets and liabilities

The Group's policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

Reverse repurchase agreements

The Group is party to various reverse repurchase agreements under which securities are purchased from third parties with an obligation to resell the securities. The securities are not recognised as investments in the statement of financial position but the right to receive the cash paid is recognised as deposits.

Notes to the consolidated financial statements continued

At 31 December 2024, the fair value of the collateral held in respect of reverse repurchase agreements, represented by the purchased securities, was $2,871 million (31 December 2023: $3,623 million).

Securities lending and repurchase agreements

The Group is also party to various securities lending agreements (including repurchase agreements) under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. To the extent cash collateral is received it is recognised on the statement of financial position with the obligation to repay the cash paid recognised as a liability. Other collateral is not recognised.

At 31 December 2024, the Group had $1,565 million (31 December 2023: $2,001 million) of lent securities and assets subject to repurchase agreements. The cash and securities collateral held or pledged under such agreements were $1,686 million (31 December 2023: $2,042 million).

Collateral and pledges under derivative transactions

At 31 December 2024, the Group had pledged $1,527 million (31 December 2023: $457 million) for liabilities and held collateral of $280 million (31 December 2023: $1,586 million) for assets in respect of derivative transactions. These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

The Group has entered into collateral arrangements in relation to derivative transactions, which permit sale or re-pledging of underlying collateral. The Group has not sold any non-cash collateral held or re-pledged any non-cash collateral.

Offsetting assets and liabilities

The Group's derivative instruments, repurchase agreements and securities lending agreements are subject to master netting arrangements and collateral arrangements. A master netting arrangement with a counterparty creates a right of offset for amounts due to and due from that same counterparty that is enforceable in the event of a default or bankruptcy. The Group recognises amounts subject to master netting arrangements on a gross basis within the consolidated balance sheets.

The following tables present the gross and net information about the Group's financial instruments subject to master netting arrangements:

	31 Dec 2024 $m				
	Gross amount included in the balance sheet	Related amounts not offset in the balance sheet			Net amount included in the balance sheet
		Financial instruments	Cash collateral	Securities collateral	
	note (i)	note (ii)		note (iii)	note (iv)
Derivative assets	376	(106)	(267)	–	3
Reverse repurchase agreements	2,868	–	–	(2,868)	–
Total financial assets	**3,244**	**(106)**	**(267)**	**(2,868)**	**3**
Derivative liabilities	(1,597)	106	512	927	(52)
Securities lending and repurchase agreements	(272)	–	43	228	(1)
Total financial liabilities	**(1,869)**	**106**	**555**	**1,155**	**(53)**

	31 Dec 2023 $m				
	Gross amount included in the balance sheet	Related amounts not offset in the balance sheet			Net amount included in the balance sheet
		Financial instruments	Cash collateral	Securities collateral	
	note (i)	note (ii)		note (iii)	note (iv)
Derivative assets	1,820	(138)	(1,529)	(11)	142
Reverse repurchase agreements	3,616	(12)	–	(3,604)	–
Total financial assets	**5,436**	**(150)**	**(1,529)**	**(3,615)**	**142**
Derivative liabilities	(225)	138	57	–	(30)
Securities lending and repurchase agreements	(713)	–	(18)	730	(1)
Total financial liabilities	**(938)**	**138**	**39**	**730**	**(31)**

Notes

(i)   The Group has not offset any of the amounts included in the balance sheet.
(ii)   Represents the amount that could be offset under master netting or similar arrangements where the Group does not satisfy the full criteria to offset in the balance sheet.
(iii) Excludes initial margin amounts for exchange-traded derivatives.
(iv)   In the tables above, the amounts of assets or liabilities included in the balance sheet would be offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables.

C3 Insurance and reinsurance contracts

Portfolios of insurance contracts that are assets and those that are liabilities, and portfolios of reinsurance contracts that are assets and those that are liabilities, are presented separately in the statement of financial position. Any assets or liabilities recognised for cash flows arising before the recognition of the related group of contracts (including any assets for insurance acquisition cash flows) are included in the carrying amount of the related portfolios of contracts.

The amounts recorded in the balance sheet as insurance and reinsurance contract asset and liabilities are set out in the table below (on the left-hand side), broken out into their component parts. Additionally, presented on the right-hand side, are the same amounts but including the Group's share of the relevant amounts of its joint venture and associates, which are equity accounted for on the statement of financial position and hence all assets and liabilities of those businesses are included in a separate line.

Management believes that the movement in the CSM is a key driver for understanding changes in profitability from period to period and as the Group's share of the results of the joint ventures and associates are included in the Group's adjusted operating and total profit, it is relevant to understand the movement in insurance assets and liabilities including those entities too.

Therefore, note C3 comprises:

– Note C3.1, which sets out the components of assets and liabilities as described above. It also provides adjusted total comprehensive equity, which includes the CSM net of tax and other adjustments, that management believes is a better measure of value than IFRS shareholders' equity alone as it includes the Group's future expected profits, based on assumptions at 31 December, on policies that are in-force at the balance sheet date.
– Note C3.2, which contains the required IFRS 17 disclosures on how certain insurance and reinsurance contract balances have moved during the year, including an analysis of the movement of CSM by transition type. These exclude balances of joint ventures and associate.
– Note C3.3 includes the disclosures in C3.2 which management believes would be helpful to show on a basis that includes the Group's share of joint ventures and associates, together with a further breakdown of the movement in insurance and reinsurance contract balances by segment. The difference in most cases between the notes in C3.2 and C3.3 is solely the addition of the amounts of joint ventures and associate and so no explicit reconciliation has been provided to bridge between the two.

C3.1 Group overview
(a) Analysis of Group insurance and reinsurance contract assets and liabilities

The table below provides an analysis of portfolio of insurance and reinsurance (RI) contract assets and liabilities held on the Group's statement of financial position.

	Excluding JVs and associates $m						Including JVs and associates $m					
	Assets		Liabilities		Net liabilities (assets)		Assets		Liabilities		Net liabilities (assets)	
	Insurance note (i)	RI note (i)	Insurance note (i)	RI note (i)	Insurance note (ii)	RI	Insurance note (i)	RI note (i)	Insurance note (i)	RI note (i)	Insurance note (ii)	RI
As at 31 Dec 2024												
Best estimate liabilities (BEL)	**4,566**	**2,624**	**127,942**	**423**	**123,376**	**(2,201)**	**4,799**	**2,783**	**148,867**	**461**	**144,068**	**(2,322)**
Risk adjustment for non-financial risk (RA)	**(791)**	**99**	**1,655**	**(44)**	**2,446**	**(143)**	**(803)**	**128**	**1,940**	**(47)**	**2,743**	**(175)**
Contractual service margin (CSM)	**(2,462)**	**667**	**17,968**	**157**	**20,430**	**(510)**	**(2,599)**	**645**	**19,862**	**144**	**22,461**	**(501)**
Insurance contract balances ^notes C3.2 C3.3	**1,313**	**3,390**	**147,565**	**536**	**146,252**	**(2,854)**	**1,397**	**3,556**	**170,669**	**558**	**169,272**	**(2,998)**
Assets for insurance acquisition cash flows	**32**	**–**	**1**	**–**	**(31)**	**–**	**32**	**–**	**1**	**–**	**(31)**	**–**
Insurance and reinsurance contract (assets) liabilities	**1,345**	**3,390**	**147,566**	**536**	**146,221**	**(2,854)**	**1,429**	**3,556**	**170,670**	**558**	**169,241**	**(2,998)**
As at 31 Dec 2023												
Best estimate liabilities (BEL)	3,952	1,175	120,115	1,182	116,163	7	3,998	1,315	139,673	1,222	135,675	(93)
Risk adjustment for non-financial risk (RA)	(631)	(84)	1,713	(21)	2,344	63	(630)	(67)	1,969	(24)	2,599	43
Contractual service margin (CSM)	(2,173)	1,335	18,011	(10)	20,184	(1,345)	(2,176)	1,321	20,176	(19)	22,352	(1,340)
Insurance contract balances ^notes C3.2 C3.3	1,148	2,426	139,839	1,151	138,691	(1,275)	1,192	2,569	161,818	1,179	160,626	(1,390)
Assets for insurance acquisition cash flows	32	–	1	–	(31)	–	32	–	1	–	(31)	–
Insurance and reinsurance contract (assets) liabilities	1,180	2,426	139,840	1,151	138,660	(1,275)	1,224	2,569	161,819	1,179	160,595	(1,390)

Notes
(i) The Group's investments in joint ventures and associates are accounted for using the equity method. The Group's share of insurance and reinsurance contract liabilities and assets as shown above relate to the life business of Mainland China, India and Takaful business in Malaysia.
(ii) At 31 December 2024 and 2023, the Group's exposure to credit risk arising from insurance contracts issued is not material to the Group as premiums receivable from an individual party (policyholders and intermediaries) is not material to the Group.

Notes to the consolidated financial statements continued

(b) Adjusted total comprehensive equity

	Excluding JVs and associates	Group's share related to JVs and associates	Including JVs and associates
	$m	$m	$m
As at 31 Dec 2024			
Shareholders' equity	15,080	2,412	17,492
CSM, net of reinsurance	19,920	2,040	21,960
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	789	–	789
Remove: CSM, net of reinsurance, attributable to non-controlling interests [note D2]	(977)	–	(977)
Shareholders' CSM, net of reinsurance	19,732	2,040	21,772
Less: Related tax adjustments	(2,134)	(470)	(2,604)
Adjusted total comprehensive equity	32,678	3,982	36,660
As at 31 Dec 2023			
Shareholders' equity	15,883	1,940	17,823
CSM, net of reinsurance	18,839	2,173	21,012
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	1,367	–	1,367
Shareholders' CSM, net of reinsurance	20,206	2,173	22,379
Less: Related tax adjustments	(2,347)	(509)	(2,856)
Adjusted total comprehensive equity	33,742	3,604	37,346

C3.2 Analysis of movements in insurance and reinsurance contract balances (excluding JVs and associates)
(a) Analysis of movements in insurance and reinsurance contract balances by measurement component

An analysis of movements in insurance and reinsurance contract balances by measurement component and excluding the Group's share of insurance and reinsurance contract liabilities and assets relate to the life JVs and associates is set out below:

	Excluding JVs and associates							
	2024 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)	
Opening assets	(3,952)	631	2,173	(1,148)	(1,175)	84	(1,335)	(2,426)
Opening liabilities	120,115	1,713	18,011	139,839	1,182	(21)	(10)	1,151
Net (assets) liabilities at 1 Jan	**116,163**	**2,344**	**20,184**	**138,691**	**7**	**63**	**(1,345)**	**(1,275)**
Changes that relate to future service								
Changes in estimates that adjust the CSM	(178)	25	153	–	(475)	(216)	691	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	100	24	–	124	49	–	–	49
New contracts in the year	(2,709)	315	2,401	7	(10)	(5)	14	(1)
	(2,787)	364	2,554	131	(436)	(221)	705	48
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,286)	(2,286)	–	–	159	159
Release of risk adjustment to profit or loss	–	(257)	–	(257)	–	16	–	16
Experience adjustments	(153)	–	–	(153)	112	–	–	112
	(153)	(257)	(2,286)	(2,696)	112	16	159	287
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	(34)	4	–	(30)	(33)	–	–	(33)
Insurance service result	**(2,974)**	**111**	**268**	**(2,595)**	**(357)**	**(205)**	**864**	**302**
Net finance (income) expense								
Accretion of interest on GMM contracts note (i)	(24)	49	270	295	(73)	(6)	(30)	(109)
Other net finance (income) expense	3,849	3	7	3,859	435	5	7	447
	3,825	52	277	4,154	362	(1)	(23)	338
Total amount recognised in income statement note (iv)	**851**	**163**	**545**	**1,559**	**5**	**(206)**	**841**	**640**
Effect of movements in exchange rates	(1,423)	(41)	(299)	(1,763)	15	–	(6)	9
Total amount recognised in comprehensive income	**(572)**	**122**	**246**	**(204)**	**20**	**(206)**	**835**	**649**
Cash flows								
Premiums received net of ceding commissions paid	24,283	–	–	24,283	(2,837)	–	–	(2,837)
Insurance acquisition cash flows	(4,798)	–	–	(4,798)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(11,427)	–	–	(11,427)	612	–	–	612
Total cash flows	**8,058**	**–**	**–**	**8,058**	**(2,225)**	**–**	**–**	**(2,225)**
Other changes note (iii)	**(273)**	**(20)**	**–**	**(293)**	**(3)**	**–**	**–**	**(3)**
Closing assets	(4,566)	791	2,462	(1,313)	(2,624)	(99)	(667)	(3,390)
Closing liabilities	127,942	1,655	17,968	147,565	423	(44)	157	536
Net (assets) liabilities at 31 Dec	**123,376**	**2,446**	**20,430**	**146,252**	**(2,201)**	**(143)**	**(510)**	**(2,854)**

Notes to the consolidated financial statements continued

	Excluding JVs and associates							
	2023 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)	
Opening assets	(3,540)	505	1,929	(1,106)	(508)	39	(1,387)	(1,856)
Opening liabilities	107,582	1,418	17,239	126,239	1,162	(44)	57	1,175
Net (assets) liabilities at 1 Jan	104,042	1,923	19,168	125,133	654	(5)	(1,330)	(681)
Changes that relate to future service								
Changes in estimates that adjust the CSM	(1,181)	343	838	–	57	43	(100)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	196	(6)	–	190	(98)	–	–	(98)
New contracts in the year	(2,461)	295	2,173	7	75	(5)	(70)	–
	(3,446)	632	3,011	197	34	38	(170)	(98)
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,193)	(2,193)	–	–	203	203
Release of risk adjustment to profit or loss	–	(228)	–	(228)	–	24	–	24
Experience adjustments	(176)	–	–	(176)	45	–	–	45
	(176)	(228)	(2,193)	(2,597)	45	24	203	272
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	144	(2)	–	142	(3)	–	–	(3)
Insurance service result	(3,478)	402	818	(2,258)	76	62	33	171
Net finance (income) expense								
Accretion of interest on GMM contracts note (i)	(43)	47	229	233	6	(2)	(49)	(45)
Other net finance (income) expense	8,650	(32)	(12)	8,606	(156)	10	–	(146)
	8,607	15	217	8,839	(150)	8	(49)	(191)
Total amount recognised in income statement	5,129	417	1,035	6,581	(74)	70	(16)	(20)
Effect of movements in exchange rates	225	4	(19)	210	1	(2)	1	–
Total amount recognised in comprehensive income	5,354	421	1,016	6,791	(73)	68	(15)	(20)
Cash flows								
Premiums received net of ceding commissions paid	22,294	–	–	22,294	(1,032)	–	–	(1,032)
Insurance acquisition cash flows	(4,270)	–	–	(4,270)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(11,082)	–	–	(11,082)	458	–	–	458
Total cash flows	6,942	–	–	6,942	(574)	–	–	(574)
Other changes note (iii)	(175)	–	–	(175)	–	–	–	–
Closing assets	(3,952)	631	2,173	(1,148)	(1,175)	84	(1,335)	(2,426)
Closing liabilities	120,115	1,713	18,011	139,839	1,182	(21)	(10)	1,151
Net (assets) liabilities at 31 Dec	116,163	2,344	20,184	138,691	7	63	(1,345)	(1,275)

Notes
(i) Accretion of interest includes interest on policy loans.
(ii) Including investment component.
(iii) Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances as well as the net insurance and reinsurance liabilities at 31 December 2024 of businesses classified as held for sale. Comparative results are as published and include the results of these businesses.
(iv) The Group does not utilise the risk mitigation option in its IFRS 17 VFA liability accounting except in connection with a short-term premium prepayment option available on certain participating products in Hong Kong effective from 1 January 2024, which has had a minor effect on the income statement.

(b) CSM transition approach

The table below provides an analysis of CSM by transition approach excluding JVs and associates:

	Insurance contracts (excluding JVs and associates)							
	2024 $m				2023 $m			
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	**829**	**3,674**	**15,681**	**20,184**	822	3,635	14,711	19,168
Changes that relate to future service								
Changes in estimates that adjust the CSM	**(11)**	**162**	**2**	**153**	143	462	233	838
New contracts in the year	**–**	**–**	**2,401**	**2,401**	–	–	2,173	2,173
	(11)	**162**	**2,403**	**2,554**	143	462	2,406	3,011
Changes that relate to current service								
Release of CSM to profit or loss	**(114)**	**(418)**	**(1,754)**	**(2,286)**	(135)	(434)	(1,624)	(2,193)
	(125)	**(256)**	**649**	**268**	8	28	782	818
Net finance (income) expenses from insurance contracts	**35**	**(60)**	**302**	**277**	24	3	190	217
Effect of movements in exchange rates	**8**	**(87)**	**(220)**	**(299)**	(25)	8	(2)	(19)
Balance at 31 Dec	**747**	**3,271**	**16,412**	**20,430**	829	3,674	15,681	20,184

* Other contracts represent groups of insurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

	Reinsurance contracts (excluding JVs and associates)							
	2024 $m				2023 $m			
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	**–**	**(45)**	**(1,300)**	**(1,345)**	–	(34)	(1,296)	(1,330)
Changes that relate to future service								
Changes in estimates that adjust the CSM	**–**	**13**	**678**	**691**	–	(19)	(81)	(100)
New contracts in the year	**–**	**–**	**14**	**14**	–	–	(70)	(70)
	–	**13**	**692**	**705**	–	(19)	(151)	(170)
Changes that relate to current service								
Release of CSM to profit or loss	**–**	**5**	**154**	**159**	–	8	195	203
	–	**18**	**846**	**864**	–	(11)	44	33
Net finance (income) expenses from reinsurance contracts	**–**	**(1)**	**(22)**	**(23)**	–	(1)	(48)	(49)
Effect of movements in exchange rates	**–**	**1**	**(7)**	**(6)**	–	1	–	1
Balance at 31 Dec	**–**	**(27)**	**(483)**	**(510)**	–	(45)	(1,300)	(1,345)

* Other contracts represent groups of reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

Notes to the consolidated financial statements continued

(c) Analysis of movements in insurance and reinsurance contract balances by remaining coverage and incurred claims (excluding JVs and associates)

An analysis of movements in insurance and reinsurance contract balances by remaining coverage and incurred claims and excluding JVs and associates is set out below:

	Excluding JVs and associates							
	2024 $m							
	Insurance				Reinsurance			
	Liabilities for remaining coverage				Liabilities for remaining coverage			
	Excluding loss component	Loss component	Liabilities for incurred claims	Total	Excluding loss-recovery component	Loss-recovery component	Liabilities for incurred claims	Total
		note (i)				note (i)		
Opening assets	(1,285)	20	117	(1,148)	(2,023)	(119)	(284)	(2,426)
Opening liabilities	137,019	805	2,015	139,839	1,200	(15)	(34)	1,151
Net (assets) liabilities at 1 Jan	**135,734**	**825**	**2,132**	**138,691**	**(823)**	**(134)**	**(318)**	**(1,275)**
Insurance revenue								
Contracts measured under the modified retrospective approach	(415)	–	–	(415)				
Contracts measured under the fair value approach	(1,176)	–	–	(1,176)				
Other contracts note (ii)	(8,767)	–	–	(8,767)				
	(10,358)	–	–	(10,358)				
Insurance service expense	–	–	–	–				
Incurred claims and other directly attributable expenses	–	(46)	4,551	4,505				
Amortisation of insurance acquisition cash flows	3,157	–	–	3,157				
Losses or reversal of losses on onerous contracts	–	131	–	131				
Adjustments to liability for incurred claims	–	–	(30)	(30)				
	3,157	85	4,521	7,763				
Net (income) expense from reinsurance contracts held	–	–	–	–	832	48	(578)	302
Insurance service result	**(7,201)**	**85**	**4,521**	**(2,595)**	**832**	**48**	**(578)**	**302**
Investment components and premium refunds	(7,008)	–	7,008	–	240	–	(240)	–
Net finance (income) expenses from insurance and reinsurance contracts	4,007	47	100	4,154	338	–	–	338
Total amount recognised in income statement note (v)	**(10,202)**	**132**	**11,629**	**1,559**	**1,410**	**48**	**(818)**	**640**
Effect of movement in exchange rates	(1,695)	(18)	(50)	(1,763)	12	1	(4)	9
Total amount recognised in comprehensive income	**(11,897)**	**114**	**11,579**	**(204)**	**1,422**	**49**	**(822)**	**649**
Cash flows								
Premiums received net of ceding commissions paid	24,283	–	–	24,283	(2,837)	–	–	(2,837)
Insurance acquisition cash flows	(4,798)	–	–	(4,798)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (iii)	–	–	(11,427)	(11,427)	–	–	612	612
Total cash flows	**19,485**	**–**	**(11,427)**	**8,058**	**(2,837)**	**–**	**612**	**(2,225)**
Other changes note (iv)	**(241)**	**(20)**	**(32)**	**(293)**	**(4)**	**–**	**1**	**(3)**
Closing assets	(1,480)	38	129	(1,313)	(2,783)	(66)	(541)	(3,390)
Closing liabilities	144,561	881	2,123	147,565	542	(20)	14	536
Net (assets) liabilities at 31 Dec	**143,081**	**919**	**2,252**	**146,252**	**(2,241)**	**(86)**	**(527)**	**(2,854)**

	Excluding JVs and associates							
	2023 $m							
	Insurance				Reinsurance			
	Liabilities for remaining coverage				Liabilities for remaining coverage			
	Excluding loss component	Loss component	Liabilities for incurred claims	Total	Excluding loss-recovery component	Loss-recovery component	Liabilities for incurred claims	Total
		note (i)				note (i)		
Opening assets	(1,200)	14	80	(1,106)	(1,460)	(29)	(367)	(1,856)
Opening liabilities	123,855	622	1,762	126,239	1,220	(6)	(39)	1,175
Net (assets) liabilities at 1 Jan	122,655	636	1,842	125,133	(240)	(35)	(406)	(681)
Insurance revenue								
Contracts measured under the modified retrospective approach	(247)	–	–	(247)				
Contracts measured under the fair value approach	(733)	–	–	(733)				
Other contracts note (ii)	(8,391)	–	–	(8,391)				
	(9,371)	–	–	(9,371)				
Insurance service expense								
Incurred claims and other directly attributable expenses	–	(42)	4,071	4,029				
Amortisation of insurance acquisition cash flows	2,745	–	–	2,745				
Losses or reversal of losses on onerous contracts	–	197	–	197				
Adjustments to liability for incurred claims	–	–	142	142				
	2,745	155	4,213	7,113				
Net (income) expense from reinsurance contracts held					640	(98)	(371)	171
Insurance service result	(6,626)	155	4,213	(2,258)	640	(98)	(371)	171
Investment components and premium refunds	(7,095)	–	7,095	–	(1)	–	1	–
Net finance (income) expenses from insurance and reinsurance contracts	8,792	15	32	8,839	(191)	–	–	(191)
Total amount recognised in income statement	(4,929)	170	11,340	6,581	448	(98)	(370)	(20)
Effect of movement in exchange rates	220	(4)	(6)	210	(1)	–	1	–
Total amount recognised in comprehensive income	(4,709)	166	11,334	6,791	447	(98)	(369)	(20)
Cash flows								
Premiums received net of ceding commissions paid	22,294	–	–	22,294	(1,032)	–	–	(1,032)
Insurance acquisition cash flows	(4,270)	–	–	(4,270)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (iii)	–	–	(11,082)	(11,082)	–	–	458	458
Total cash flows	18,024	–	(11,082)	6,942	(1,032)	–	458	(574)
Other changes note (iv)	(236)	23	38	(175)	2	(1)	(1)	–
Closing assets	(1,285)	20	117	(1,148)	(2,023)	(119)	(284)	(2,426)
Closing liabilities	137,019	805	2,015	139,839	1,200	(15)	(34)	1,151
Net (assets) liabilities at 31 Dec	135,734	825	2,132	138,691	(823)	(134)	(318)	(1,275)

Notes

(i) The Group establishes a loss component of the liability for remaining coverage for onerous groups of insurance contracts. The loss component determines the amounts of fulfilment cash flows that are subsequently presented in profit or loss as reversals of losses on onerous contracts and are excluded from insurance revenue when they occur.

(ii) Other contracts represent groups of insurance and reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

(iii) Including investment component.

Notes to the consolidated financial statements continued

(iv) Other changes include adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances as well as the net insurance and reinsurance liabilities at 31 December 2024 of businesses classified as held for sale. Comparative results are as published and include the results of these businesses.

(v)   The Group does not utilise the risk mitigation option in its IFRS 17 VFA liability accounting except in connection with a short-term premium prepayment option available on certain participating products in Hong Kong effective from 1 January 2024, which has had a minor effect on the income statement.

(d) Effect of insurance and reinsurance contracts initially recognised in the year

The following tables summarise the effect on the measurement components arising from the initial recognition of insurance and reinsurance contracts in the year, excluding the effect from the Group's share of the amounts relating to life JVs and associates.

(i)   Insurance contracts

| | Excluding JVs and associates | | | | | |
| | 2024 $m | | | 2023 $m | | |
	Profitable contracts issued	Onerous contracts issued	Total	Profitable contracts issued	Onerous contracts issued	Total
Estimate of present value of expected future cash outflows:						
Insurance acquisition cash flows	**4,493**	**95**	**4,588**	4,365	101	4,466
Claims and other directly attributable expenses	**19,655**	**592**	**20,247**	17,125	348	17,473
	24,148	**687**	**24,835**	21,490	449	21,939
Estimate of present value of expected future cash inflows	**(26,861)**	**(683)**	**(27,544)**	(23,916)	(484)	(24,400)
Risk adjustment for non-financial risk	**312**	**3**	**315**	253	42	295
CSM	**2,401**	**–**	**2,401**	2,173	–	2,173
Loss recognised on initial recognition	**–**	**7**	**7**	–	7	7

(ii) Reinsurance contracts

| | Excluding JVs and associates | | | | | |
| | 2024 $m | | | 2023 $m | | |
	Contracts initiated without loss-recovery component	Contracts initiated with loss-recovery component	Total	Contracts initiated without loss-recovery component	Contracts initiated with loss-recovery component	Total
Estimate of present value of expected future cash outflows	**2,329**	**–**	**2,329**	1,022	(1)	1,021
Estimate of present value of expected future cash inflows	**(2,338)**	**(1)**	**(2,339)**	(946)	–	(946)
Risk adjustment for non-financial risk	**(5)**	**–**	**(5)**	(5)	–	(5)
CSM	**14**	**–**	**14**	(71)	1	(70)
Profit recognised on initial recognition	**–**	**(1)**	**(1)**	–	–	–

C3.3 Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)

(a) Analysis of movements in insurance and reinsurance contract balances by measurement component

An analysis of movements in insurance and reinsurance contract balances by measurement component, excluding assets for insurance acquisition cash flows, and including the Group's share of insurance and reinsurance contract assets and liabilities related to the life JVs and associate is set out below:

	Including JVs and associates							
	2024 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)	
Opening assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Opening liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net (assets) liabilities at 1 Jan	**135,675**	**2,599**	**22,352**	**160,626**	**(93)**	**43**	**(1,340)**	**(1,390)**
Changes that relate to future service								
Changes in estimates that adjust the CSM	(57)	31	26	–	(473)	(225)	698	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	128	29	–	157	43	–	–	43
New contracts in the year	(2,894)	349	2,585	40	(4)	(8)	11	(1)
	(2,823)	409	2,611	197	(434)	(233)	709	42
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,511)	(2,511)	–	–	159	159
Release of risk adjustment to profit or loss	–	(287)	–	(287)	–	19	–	19
Experience adjustments	(114)	–	–	(114)	116	–	–	116
	(114)	(287)	(2,511)	(2,912)	116	19	159	294
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	(73)	2	–	(71)	(30)	–	–	(30)
Insurance service result	**(3,010)**	**124**	**100**	**(2,786)**	**(348)**	**(214)**	**868**	**306**
Net finance (income) expense								
Accretion of interest on GMM contracts note (i)	243	56	350	649	(80)	(7)	(29)	(116)
Other net finance (income) expense	5,367	28	7	5,402	432	3	8	443
	5,610	84	357	6,051	352	(4)	(21)	327
Total amount recognised in income statement note (iv)	**2,600**	**208**	**457**	**3,265**	**4**	**(218)**	**847**	**633**
Effect of movements in exchange rates	(2,003)	(44)	(348)	(2,395)	18	–	(8)	10
Total amount recognised in comprehensive income	**597**	**164**	**109**	**870**	**22**	**(218)**	**839**	**643**
Cash flows								
Premiums received net of ceding commissions paid	27,990	–	–	27,990	(2,931)	–	–	(2,931)
Insurance acquisition cash flows	(5,226)	–	–	(5,226)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(14,694)	–	–	(14,694)	683	–	–	683
Total cash flows	**8,070**	**–**	**–**	**8,070**	**(2,248)**	**–**	**–**	**(2,248)**
Other changes note (iii)	**(274)**	**(20)**	**–**	**(294)**	**(3)**	**–**	**–**	**(3)**
Closing assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Closing liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net (assets) liabilities at 31 Dec	**144,068**	**2,743**	**22,461**	**169,272**	**(2,322)**	**(175)**	**(501)**	**(2,998)**

Notes to the consolidated financial statements continued

	Including JVs and associates							
	2023 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)	
Opening assets	(3,562)	502	1,921	(1,139)	(652)	21	(1,369)	(2,000)
Opening liabilities	124,297	1,662	19,383	145,342	1,193	(47)	54	1,200
Net (assets) liabilities at 1 Jan	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)
Changes that relate to future service								
Changes in estimates that adjust the CSM	(1,142)	341	801	–	62	43	(105)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	224	(8)	–	216	(93)	–	–	(93)
New contracts in the year	(2,687)	317	2,429	59	86	(6)	(81)	(1)
	(3,605)	650	3,230	275	55	37	(186)	(94)
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,414)	(2,414)	–	–	206	206
Release of risk adjustment to profit or loss	–	(242)	–	(242)	–	27	–	27
Experience adjustments	(170)	–	–	(170)	50	–	–	50
	(170)	(242)	(2,414)	(2,826)	50	27	206	283
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	130	(3)	–	127	–	–	–	–
Insurance service result	(3,645)	405	816	(2,424)	105	64	20	189
Net finance (income) expense								
Accretion of interest on GMM contracts [note (i)]	158	52	307	517	(3)	(3)	(47)	(53)
Other net finance (income) expense	10,379	(20)	(12)	10,347	(155)	9	–	(146)
	10,537	32	295	10,864	(158)	6	(47)	(199)
Total amount recognised in income statement	6,892	437	1,111	8,440	(53)	70	(27)	(10)
Effect of movements in exchange rates	(49)	(2)	(63)	(114)	2	(1)	2	3
Total amount recognised in comprehensive income	6,843	435	1,048	8,326	(51)	69	(25)	(7)
Cash flows								
Premiums received net of ceding commissions paid	26,224	–	–	26,224	(1,137)	–	–	(1,137)
Insurance acquisition cash flows	(4,802)	–	–	(4,802)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received [note (ii)]	(13,144)	–	–	(13,144)	554	–	–	554
Total cash flows	8,278	–	–	8,278	(583)	–	–	(583)
Other changes [note (iii)]	(181)	–	–	(181)	–	–	–	–
Closing assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Closing liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net (assets) liabilities at 31 Dec	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)

Notes
(i)   Accretion of interest includes interest on policy loans.
(ii) Including investment component.
(iii) Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances as well as the net insurance and reinsurance liabilities at 31 December 2024 of businesses classified as held for sale. Comparative results are as published and include the results of this business.
(iv) The Group does not utilise the risk mitigation option in its IFRS 17 VFA liability accounting except in connection with a short-term premium prepayment option available on certain participating products in Hong Kong effective from 1 January 2024, which has had a minor effect on the income statement.

(b) Analysis of CSM by transition approach including JVs and associates

	Insurance contracts (including JVs and associates)							
	2024 $m				2023 $m			
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	**1,922**	**4,143**	**16,287**	**22,352**	2,033	4,102	15,169	21,304
Changes that relate to future service								
Changes in estimates that adjust the CSM	**(81)**	**131**	**(24)**	**26**	117	496	188	801
New contracts in the year	**–**	**–**	**2,585**	**2,585**	–	–	2,429	2,429
	(81)	**131**	**2,561**	**2,611**	117	496	2,617	3,230
Changes that relate to current service								
Release of CSM to profit or loss	**(209)**	**(442)**	**(1,860)**	**(2,511)**	(247)	(458)	(1,709)	(2,414)
	(290)	**(311)**	**701**	**100**	(130)	38	908	816
Net finance (income) expenses from insurance contracts	**73**	**(53)**	**337**	**357**	66	9	220	295
Effect of movements in exchange rates	**(22)**	**(89)**	**(237)**	**(348)**	(47)	(6)	(10)	(63)
Balance at 31 Dec	**1,683**	**3,690**	**17,088**	**22,461**	1,922	4,143	16,287	22,352

* Other contracts represent groups of insurance contracts measured under the full retrospective approach at the transition date, 1 January 2022, and groups of contracts recognised on or after the transition date.

The majority of the CSM on transition on insurance contracts under MRA arises from the Mainland China joint venture, while the majority of the CSM on transition under FVA arises from the Hong Kong and Singapore businesses.

The transition approach adopted by the Group's main business segments for the different cohorts of their insurance contracts is summarised in the table below. The overlap between approaches reflects the fact that the approaches used vary by insurance contract portfolio and year of issue (cohort).

	FRA	MRA	FVA
	Cohort	Cohort	Cohort
Mainland China	n/a	2016 – 2021	Pre-2016
Hong Kong	2010 – 2021	n/a	Pre-2010
Singapore	2009 – 2021	n/a	Pre-2009
Malaysia	2010 – 2021 (Unit-linked) 2010 – 2021 (Non-participating)	2000 – 2009 (Unit-linked)	Pre-1999 (Unit-linked) Pre-2009 (Non-participating) Pre-2021 (Other)
Indonesia [note (i)]	2010 – 2021	2007 – 2009	Pre-2007
Growth markets and other	See note (ii)	See note (ii)	See note (ii)

Notes
(i) The cohorts shown are in respect of Indonesia's unit-linked portfolios.
(ii) CSM on transition for Growth markets primarily arises from Vietnam, Taiwan and the Philippines. Vietnam has applied the FRA for cohorts from 2013 - 2021 (all businesses), MRA for cohorts from 2008 - 2012 (Participating only) and FVA for cohorts prior to 2008 (Participating) and prior to 2013 (Non-participating). Taiwan and the Philippines have applied the FRA for cohorts from 2010 – 2021 and FVA for all cohorts prior to 2010.

Notes to the consolidated financial statements continued

	Reinsurance contracts (including JVs and associates)							
	2024 $m				2023 $m			
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	–	(63)	(1,277)	(1,340)	–	(55)	(1,260)	(1,315)
Changes that relate to future service	–	–	–	–				
Changes in estimates that adjust the CSM	–	8	690	698	–	(17)	(88)	(105)
New contracts in the year	–	–	11	11	–	–	(81)	(81)
	–	8	701	709	–	(17)	(169)	(186)
Changes that relate to current service								
Release of CSM to profit or loss	–	7	152	159	–	10	196	206
	–	15	853	868	–	(7)	27	20
Net finance (income) expenses from reinsurance contracts	–	(2)	(19)	(21)	–	(2)	(45)	(47)
Effect of movements in exchange rates	–	1	(9)	(8)	–	1	1	2
Balance at 31 Dec	–	(49)	(452)	(501)	–	(63)	(1,277)	(1,340)

* Other contracts represent groups of reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022, and groups of contracts recognised on or after the transition date.

The CSM on transition on reinsurance contracts held primarily arises from the Hong Kong segment, which has predominantly applied the FRA to transition reinsurance cohorts from 2010 – 2021 and the FVA for reinsurance cohorts prior to 2010.

(c) Additional analysis of insurance and reinsurance contract balances by segment

The table below provides an analysis of portfolio of insurance and reinsurance contract balances, excluding assets for insurance acquisition cash flows, by segment. The balances presented include Group's share of insurance contract balances relating to the life business of Mainland China, India and Takaful business in Malaysia, which are accounted for on an equity method in the Consolidated statement of financial position.

	Insurance $m				Reinsurance $m			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
As at 31 Dec 2024								
Mainland China	14,033	168	1,484	15,685	3	(3)	(22)	(22)
Hong Kong	63,056	698	8,840	72,594	(1,220)	(84)	(738)	(2,042)
Indonesia	1,839	189	622	2,650	11	(8)	12	15
Malaysia	7,032	418	2,135	9,585	15	(12)	14	17
Singapore	34,235	815	5,160	40,210	(1,169)	(15)	267	(917)
Growth markets and other	23,873	455	4,220	28,548	38	(53)	(34)	(49)
Total insurance segments	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)
As at 31 Dec 2023								
Mainland China	13,029	152	1,652	14,833	4	(3)	(22)	(21)
Hong Kong	60,761	776	8,536	70,073	(44)	84	(1,429)	(1,389)
Indonesia	2,197	206	739	3,142	22	(7)	(6)	9
Malaysia	5,910	357	2,127	8,394	26	(7)	6	25
Singapore	31,770	687	4,962	37,419	(146)	3	149	6
Growth markets and other	22,008	421	4,336	26,765	45	(27)	(38)	(20)
Total insurance segments	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)

Summarised movement analysis of insurance and reinsurance contract balances by segment

	Insurance $m						
	Mainland China	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total insurance segments
Net (assets) liabilities at 1 Jan 2023	12,837	62,686	3,277	8,027	33,903	23,473	144,203
Insurance service result	(98)	(755)	(146)	(254)	(598)	(573)	(2,424)
Net finance (income) expenses from insurance contracts							
Accretion of interest on GMM contracts	227	(1)	43	100	6	142	517
Other net finance expense	692	3,646	145	498	2,657	2,709	10,347
	919	3,645	188	598	2,663	2,851	10,864
Total amount recognised in income statement	821	2,890	42	344	2,065	2,278	8,440
Effect of movements in exchange rates	(259)	(11)	46	(336)	621	(175)	(114)
Total amount recognised in comprehensive income	562	2,879	88	8	2,686	2,103	8,326
Total cash flows	1,434	4,509	(186)	364	884	1,273	8,278
Other changes	–	(1)	(37)	(5)	(54)	(84)	(181)
Net (assets) liabilities at 31 Dec 2023 / 1 Jan 2024	**14,833**	**70,073**	**3,142**	**8,394**	**37,419**	**26,765**	**160,626**
Insurance service result	**(104)**	**(971)**	**(213)**	**(290)**	**(683)**	**(525)**	**(2,786)**
Net finance (income) expenses from insurance contracts							
Accretion of interest on GMM contracts	**286**	**2**	**48**	**94**	**7**	**212**	**649**
Other net finance (income) expense	**811**	**(1,792)**	**54**	**857**	**3,672**	**1,800**	**5,402**
	1,097	**(1,790)**	**102**	**951**	**3,679**	**2,012**	**6,051**
Total amount recognised in income statement	**993**	**(2,761)**	**(111)**	**661**	**2,996**	**1,487**	**3,265**
Effect of movements in exchange rates	**(439)**	**376**	**(134)**	**252**	**(1,321)**	**(1,129)**	**(2,395)**
Total amount recognised in comprehensive income	**554**	**(2,385)**	**(245)**	**913**	**1,675**	**358**	**870**
Total cash flows	**298**	**4,907**	**(245)**	**279**	**1,170**	**1,661**	**8,070**
Other changes	**–**	**(1)**	**(2)**	**(1)**	**(54)**	**(236)**	**(294)**
Net (assets) liabilities at 31 Dec 2024	**15,685**	**72,594**	**2,650**	**9,585**	**40,210**	**28,548**	**169,272**

Notes to the consolidated financial statements continued

	Reinsurance $m						
	Mainland China	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total insurance segments
Net (assets) liabilities at 1 Jan 2023	(22)	(923)	5	22	178	(60)	(800)
Insurance service result	8	135	2	9	17	18	189
Net finance (income) expenses from reinsurance contracts							
Accretion of interest on GMM contracts	(1)	(38)	–	1	(8)	(7)	(53)
Other net finance (income) expense	–	(154)	(6)	–	1	13	(146)
	(1)	(192)	(6)	1	(7)	6	(199)
Total amount recognised in income statement	7	(57)	(4)	10	10	24	(10)
Effect of movements in exchange rates	3	(2)	(1)	(1)	(1)	5	3
Total amount recognised in comprehensive income	10	(59)	(5)	9	9	29	(7)
Total cash flows	(9)	(407)	9	(6)	(181)	11	(583)
Other changes	–	–	–	–	–	–	–
Net (assets) liabilities at 31 Dec 2023 / 1 Jan 2024	(21)	(1,389)	9	25	6	(20)	(1,390)
Insurance service result	5	279	8	12	(11)	13	306
Net finance (income) expenses from reinsurance contracts							
Accretion of interest on GMM contracts	(1)	(79)	–	1	(32)	(5)	(116)
Other net finance (income) expense	1	472	(1)	–	(23)	(6)	443
	–	393	(1)	1	(55)	(11)	327
Total amount recognised in income statement	5	672	7	13	(66)	2	633
Effect of movements in exchange rates	2	(11)	(1)	1	18	1	10
Total amount recognised in comprehensive income	7	661	6	14	(48)	3	643
Total cash flows	(8)	(1,314)	–	(22)	(875)	(29)	(2,248)
Other changes	–	–	–	–	–	(3)	(3)
Net (assets) liabilities at 31 Dec 2024	(22)	(2,042)	15	17	(917)	(49)	(2,998)

(d) Contractual service margin

The following tables illustrate when the Group expects to recognise the remaining CSM in profit or loss after the reporting date based on the assumptions and economics in place at the year ends shown. Future new business is excluded.

(i) Insurance contracts – expected recognition of the CSM

	31 Dec 2024 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	2,092	214	2,306
After 1 year to 2 years	1,863	181	2,044
After 2 years to 3 years	1,666	156	1,822
After 3 years to 4 years	1,495	136	1,631
After 4 years to 5 years	1,323	119	1,442
After 5 years to 10 years	4,653	436	5,089
After 10 years to 15 years	2,988	278	3,266
After 15 years to 20 years	1,777	187	1,964
After 20 years	2,573	324	2,897
Total insurance CSM	**20,430**	**2,031**	**22,461**

	31 Dec 2023 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	2,041	226	2,267
After 1 year to 2 years	1,780	190	1,970
After 2 years to 3 years	1,586	165	1,751
After 3 years to 4 years	1,412	146	1,558
After 4 years to 5 years	1,283	127	1,410
After 5 years to 10 years	4,604	474	5,078
After 10 years to 15 years	2,924	293	3,217
After 15 years to 20 years	1,781	195	1,976
After 20 years	2,773	352	3,125
Total insurance CSM	**20,184**	**2,168**	**22,352**

(ii) Reinsurance contracts – expected recognition of the CSM

	31 Dec 2024 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	(55)	(4)	(59)
After 1 year to 2 years	(48)	2	(46)
After 2 years to 3 years	(45)	2	(43)
After 3 years to 4 years	(40)	2	(38)
After 4 years to 5 years	(37)	1	(36)
After 5 years to 10 years	(125)	5	(120)
After 10 years to 15 years	(64)	2	(62)
After 15 years to 20 years	(36)	1	(35)
After 20 years	(60)	(2)	(62)
Total reinsurance CSM	**(510)**	**9**	**(501)**

Notes to the consolidated financial statements continued

	31 Dec 2023 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	(177)	(2)	(179)
After 1 year to 2 years	(132)	–	(132)
After 2 years to 3 years	(103)	1	(102)
After 3 years to 4 years	(85)	1	(84)
After 4 years to 5 years	(74)	1	(73)
After 5 years to 10 years	(268)	3	(265)
After 10 years to 15 years	(173)	2	(171)
After 15 years to 20 years	(113)	–	(113)
After 20 years	(220)	(1)	(221)
Total reinsurance CSM	(1,345)	5	(1,340)

(e) Maturity analysis of the future cash flows of insurance and reinsurance contract liabilities

The following table shows the maturity profile of the expected future cash flows on a discounted basis (as included in the BEL) relating to insurance and reinsurance contract liabilities, respectively. The amounts in the table below include the expected amounts payable on demand at a timing of when they are expected to occur over the outstanding duration of the existing business. At 31 December 2024, the amounts payable on demand from insurance contracts, excluding JVs and associates, are $123,724 million (31 December 2023: $117,032 million).

(i) Insurance contract liabilities – expected cash flows (discounted)

	31 Dec 2024 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	(2,317)	(178)	(2,495)
After 1 year to 2 years	(910)	439	(471)
After 2 years to 3 years	1,140	943	2,083
After 3 years to 4 years	3,351	683	4,034
After 4 years to 5 years	4,707	772	5,479
After 5 years to 10 years	22,466	2,734	25,200
After 10 years to 15 years	21,715	2,686	24,401
After 15 years to 20 years	18,396	2,159	20,555
After 20 years*	59,394	10,687	70,081
Total expected future cash flows from insurance contract liabilities	**127,942**	**20,925**	**148,867**

	31 Dec 2023 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	2,256	(477)	1,779
After 1 year to 2 years	2,262	94	2,356
After 2 years to 3 years	4,269	516	4,785
After 3 years to 4 years	5,272	973	6,245
After 4 years to 5 years	4,436	828	5,264
After 5 years to 10 years	18,726	3,076	21,802
After 10 years to 15 years	16,374	2,703	19,077
After 15 years to 20 years	14,560	2,016	16,576
After 20 years*	51,960	9,829	61,789
Total expected future cash flows from insurance contract liabilities	120,115	19,558	139,673

*   Including items that have no stated maturity.

(ii) Reinsurance contract liabilities – expected cash flows (discounted)

	31 Dec 2024 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	136	11	147
After 1 year to 2 years	68	(1)	67
After 2 years to 3 years	30	(1)	29
After 3 years to 4 years	4	(1)	3
After 4 years to 5 years	4	(1)	3
After 5 years to 10 years	20	(1)	19
After 10 years to 15 years	8	1	9
After 15 years to 20 years	(6)	3	(3)
After 20 years	159	28	187
Total expected future cash flows from reinsurance contract liabilities	**423**	**38**	**461**

	31 Dec 2023 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	820	15	835
After 1 year to 2 years	58	–	58
After 2 years to 3 years	54	–	54
After 3 years to 4 years	26	–	26
After 4 years to 5 years	4	–	4
After 5 years to 10 years	(3)	1	(2)
After 10 years to 15 years	4	2	6
After 15 years to 20 years	5	3	8
After 20 years	214	19	233
Total expected future cash flows from reinsurance contract liabilities	1,182	40	1,222

C3.4 Products and determining contract liabilities

(a) Approach to transition to IFRS 17

Transition refers to the determination of the opening balance sheet for the first year of comparative information presented under IFRS 17 (ie at 1 January 2022). The future cash flows and risk adjustment are measured on a current basis in the same manner as they would be calculated for subsequent measurement. The key component of transition is therefore the determination of the CSM.

The standard requires IFRS 17 to be applied retrospectively (the 'Full Retrospective Approach') unless impracticable. If a fully retrospective approach is impracticable there is an option to choose either a Modified Retrospective Approach or a Fair Value Approach. Prudential has adopted the Modified Retrospective Approach for cohorts of business for which expected cash flows at the date of initial recognition are not available but where actual historical cash flows are available. If reasonable and supportable information necessary to apply the modified retrospective approach is not available, the fair value approach must be applied.

The CSM of the groups of insurance contracts transitioned under retrospective approaches (ie full retrospective approach and modified retrospective approach) has been calculated as if the Group had only prepared annual financial statements before the transition date (ie transition CSM has been measured using a year-to-date approach).

Full retrospective approach (FRA)
Under the FRA, each group of insurance contracts has been identified, recognised and measured as if IFRS 17 had always applied. The CSM was calculated at initial recognition of a group of contracts based on the facts and circumstances at that time (ie without use of hindsight). This CSM was then rolled forward to the transition date in line with the requirements of the standard.

Modified retrospective approach (MRA)
The objective of the MRA is to achieve the closest possible outcome to retrospective application using reasonable and supportable information without undue cost and effort. A number of specific modifications are permitted under the MRA. The Group has adopted the following modifications:

– To use information at the transition date to identify insurance contract groups;
– To use information at the transition date to assess eligibility for the variable fee approach; and
– To use information at the transition date to identify discretionary cash flows.

Notes to the consolidated financial statements continued

General measurement model (GMM)

Under the MRA for GMM business, the cash flows at the date of initial recognition of a group of insurance contracts have been estimated as the cash flows at the earliest available date (ie the first year when the FRA is practicable, referred to as the 'earlier date'), adjusted by the cash flows that are known to have occurred between these two dates. A number of further specific modifications are permitted. The Group has adopted the following modifications:

– To estimate the risk adjustment at the date of initial recognition as the risk adjustment at the earlier date adjusted by the expected release of risk before that date based on the risk adjustment release pattern for similar contracts;
– To estimate CSM amortisation in line with run-off of the coverage units; and
– If there is a loss component at initial recognition, to estimate the amount allocated to the loss component before the transition date using a systematic allocation consistent with the modifications adopted above.

Discount rates at the date of initial recognition were determined using observable market data at that date.

Variable fee approach (VFA)

Under the MRA for VFA business, the CSM at the transition date for a group of insurance contracts has been determined as:

– The total fair value of the underlying items at that date; minus
– The fulfilment cash flows at that date; plus or minus
– An adjustment for:
  – Amounts charged to policyholders before that date;
  – Amounts paid before that date not varying with underlying items;
  – The change in the risk adjustment caused by the release from risk before that date; and minus
– An estimate of the amounts that would have been recognised in profit or loss for services provided before the transition date by comparing the remaining coverage units at the transition date with the coverage units provided under the group of contracts before the transition date.

In implementing this approach, the amounts charged to policyholders, the amounts paid not varying with underlying items and coverage units have been adjusted for the time value of money.

Fair value approach (FVA)

The insurance contracts of the Group under the FVA generally represent groups of contracts that were written many years ago where suitable historical information required to apply the retrospective transition approaches is no longer practicably available.

Under the FVA, the CSM at the transition date is the difference between the fair value of the insurance contracts, determined in accordance with IFRS 13 Fair Value Measurement, and the fulfilment cash flows at that date.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of groups of insurance contracts has therefore been interpreted as the compensation that a market participant would require for taking on the relevant obligation under the contracts.

The fair value has been determined using a cost of capital approach by reference to a quantum of capital required to be held in order to fulfil the contracts and a required return on that capital. Expected cash flows and the required locked-in capital are projected forward over the duration of the groups of contracts and discounted at the required rate of return. These calculations are based on the following key assumptions:

– The expected cash flows reflect the future cost that a market participant would expect to incur in fulfilling the obligations under the contracts. The fair value has been based on the same scope of cash flows as are included in the calculation of the best estimate liability. In particular, the same contract boundaries are assumed in the calculation of the fair value and best estimate liability. However, the measurement of those cash flows need not be the same.
– The required locked-in capital is the level of capital realistically required for a business to operate in the relevant jurisdiction.
– The required rate of return is compensation the Group would expect a market participant to require to enter into a transaction to transfer the liability associated with the insurance contracts at the transition date. This return has been determined using the capital asset pricing model, including allowance for both financial risk and uncertainty in non-financial risk.

A number of specific modifications are permitted under the FVA. The Group has adopted the following modifications:

– To use information at the transition date to identify groups of insurance contracts;
– To use information at the transition date to assess eligibility for the VFA;
– To use information at the transition date to identify discretionary cash flows;
– To use information at the transition date to assess whether a contract meets the definition of an investment contract with DPF; and
– To group annual cohorts of business.

(b) Measurement of insurance and reinsurance contracts

Level of aggregation and initial recognition

Insurance contracts are aggregated into groups for measurement purposes. Groups of insurance contracts are determined by identifying portfolios of insurance contracts, each comprising contracts subject to similar risks and managed together, and dividing each portfolio into annual cohorts (ie by year of issue) and each annual cohort into groups based on the profitability of contracts. Portfolios of reinsurance contracts held are assessed for aggregation separately from portfolios of insurance contracts issued.

When determining 'similar risks' the Group does not divide risks within a contract, eg riders sold under a single contract would not be split by risk type. The Group have therefore identified three broad categories of risks referred to as 'dominant' risks, namely, protection, investment and to a less material extent longevity. The requirement 'managed together' is assessed within the geographical boundary of each local business unit. Each ring-fenced fund is considered to be managed separately.

Under IFRS 17 groups of contracts are measured on initial recognition as the total of:

– Fulfilment cash flows, comprising the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk; and
– A CSM that represents the deferral of any day-one gains arising on initial recognition.

Day-one losses, any subsequent losses on onerous contracts and reversal of those losses arising from groups of insurance contracts are recognised directly in the income statement. For groups of reinsurance contracts held, any net gains or losses at initial recognition are recognised as CSM unless the net cost of purchasing reinsurance relates to past events, in which case such net cost is recognised immediately in the income statement.

Separating components

A contract has an investment component if there is an amount (which could be zero) that the contract requires the entity to repay to the policyholder in all circumstances that have commercial substance. The surrender value, net of policy loans (where these exist), is accounted as the investment component of a contract. Participating and non-participating (such as whole-life and endowment) contracts have explicit surrender values. There are a relatively small number of products that do not have a surrender value, and the investment components of these contracts are determined on a case-by-case basis. The non-distinct investment components are excluded from insurance revenue and insurance service expenses.

At initial recognition, the Group is required to separate the following components and account for them as if they were stand-alone contracts.

– Distinct investment components. An investment component is distinct if and only if (a) the insurance and investment components are not highly interrelated and (b) a contract with equivalent terms is, or could be, sold separately in the same market or jurisdiction.
– Embedded derivatives that do not meet the definition of an insurance contract and whose economic characteristics and risks are not closely related to those of the host contract.
– Distinct services other than insurance contract services. A service component is distinct if it is not highly interrelated with the insurance component and the entity provides no significant service in integrating the service component with the insurance component.

There are no material instances within the Group where distinct investment components, distinct services or embedded derivatives are separated from insurance contracts.

Asset management services for investments held under an insurance contract are not separated.

Subsequent measurement of CSM

Under IFRS 17 insurance contracts are measured under the GMM, VFA or PAA. The Group predominantly uses the VFA and GMM, depending on the specific characteristics of the insurance contracts. The Group makes very limited use of the PAA for some small portfolios of short duration contracts. Reinsurance contracts held are measured under the GMM.

Approximately 72 per cent of the CSM (including joint ventures and associates and net of reinsurance) at transition (as described above) was calculated under the VFA and relates to the Group's with-profits and shareholder-backed participating products and unit-linked products with a low proportion of protection riders. The remaining approximately 28 per cent of the CSM at transition was calculated under the GMM and includes the Group's non-profit protection products and unit-linked products with a high proportion of protection riders.

The CSM of each group of contracts is calculated at each reporting date as follows.

The carrying amount of the CSM of contracts measured under the GMM at each reporting date is the carrying amount at the start of the year, adjusted for: (a) the CSM of any new contracts that are added to the group in the year; (b) interest accreted at locked-in discount rate; (c) changes in fulfilment cash flows arising from operating assumption changes and variances that relate to future services except for those relating to onerous contracts; (d) the effect of currency exchange differences on the CSM; and (e) the amount of CSM recognised in profit or loss in the year based on the coverage units.

The carrying amount of the CSM of contracts measured under the VFA at each reporting date is the carrying amount at the start of the year, adjusted for: (a) the CSM of any new contracts that are added to the group in the year; (b) the change in the amount of the Group's share of the fair value of the underlying items; (c) changes in fulfilment cash flows arising from both operating and economic assumption changes and variances that relate to future services except for those relating to onerous contracts; (d) the effect of currency exchange differences on the CSM; and (e) the amount of CSM recognised in profit or loss in the year based on the coverage units.

The table below provides a description of the material features of each of the key products written by the Group, together with the measurement model used to determine their contract liabilities under IFRS 17.

Notes to the consolidated financial statements continued

Contract type	Description and material features	Measurement model
With-profits contracts (written in Hong Kong, Singapore and Malaysia)	Provides savings and/or protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the local business unit. With-profits products often offer a guaranteed maturity or surrender value. Declared regular bonuses are guaranteed once vested. Future bonus rates and cash dividends are not guaranteed. Market value adjustments and surrender penalties are used for certain products where the law permits such adjustments. Guarantees are predominantly supported by the segregated funds and their estates. Additional health and protection benefits can be provided through riders (which are not separated from the base with-profits contracts).	All with-profits contracts of the Group written in Hong Kong, Singapore and Malaysia are measured using the VFA model. The shareholders' share of the excess of the assets of the with-profits funds over policyholder liabilities is recognised within shareholders' equity.
Other participating contracts	Similar to the with-profits contracts, other participating contracts include savings and/or protection elements, with policyholders and shareholders sharing in the returns of the underlying funds.	Other participating contracts of the Group are measured under the VFA model except for the contracts without distinct segregated funds written by the Group's life joint venture in Mainland China, where the GMM approach is applied.
Unit-linked contracts	Combines savings with health and protection riders (which, under IFRS 17, are not separated from the base contract). The cash value of the policy primarily depends on the value of the underlying unitised funds.	Unit-linked contracts are measured either under the VFA or the GMM depending on the relative size of the savings and protection benefits of the contract. The larger the protection component the more likely the contract is required to be measured under the GMM.
Health and protection – Shareholder-backed participating critical illness contracts	Shareholder-backed participating critical illness contracts are written by the Group's Hong Kong business. These products combine critical illness and death benefits with a savings element. These are whole life products and have regular premium payments with a limited payment term.	Shareholder-backed participating critical illness contracts are measured under the VFA.
Health and protection – Other	In addition to supplementary heath and protection contract products attached to with-profits and unit-linked contracts described above, the Group also offers stand-alone health and protection products. These are non-participating contracts that provide mortality and/or morbidity benefits including health, disability, critical illness and accident coverage.	Stand-alone non-par health and protection (excluding shareholder-backed participating critical illness) contracts are measured under the GMM.
Non-participating term, whole life and endowment assurance contracts	Non-participating savings and/or protection where the benefits are guaranteed, determined by a set of defined market-related parameters, or determined at the discretion of the local business unit. These products often offer a guaranteed maturity and/or surrender value. It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This is reflected within the guaranteed maturity and surrender values. Guarantees are supported by shareholders.	These contracts are measured under the GMM.

The fair value of underlying items of the Group's direct participating contracts at 31 December 2024, excluding the Group's share of the amounts that relate to life JVs and associates, is $133,641 million (31 December 2023: $127,570 million). The Group's direct participating contracts are the contracts that are measured under the VFA model and as discussed in the table above comprise primarily the Group's with-profits, unit-linked and shareholder-backed participating critical illness contracts. Those underlying items comprise primarily investments in debt securities, equity securities and holdings in collective investment schemes. The underlying items also include the related reinsurance assets and the policyholders' interest in the excess net assets of relevant participating funds.

(c) Reinsurance contracts held

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements largely for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. 99 per cent (31 December 2023: 98 per cent) of the Group's reinsurance contract BEL that are assets, excluding the Group's share of the balances held by life joint ventures and associates, are held with reinsurers with a rating of A- and above by Standard & Poor's or other external rating agencies by reference to the reinsurance BEL.

The reinsurance contracts held primarily relate to business written in Hong Kong and Singapore. The Group cedes insurance and investment risk to limit exposure to underwriting losses and investment performance volatility under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, surplus, quota share or catastrophe excess of loss basis. The amount of each risk retained depends on the evaluation of the specific risk, subject to certain circumstances, to internally set maximum limits based on characteristics of coverage.

As required by IFRS 17, all reinsurance contracts held by the Group are measured using the GMM.

A group of reinsurance contracts held is recognised on the following date:

- Reinsurance contracts held by the Group that provide proportionate coverage: The later of the start date of the coverage period and the date on which any underlying insurance contract is initially recognised. This applies to the Group's quota share reinsurance contracts.
- Other (non-proportionate) reinsurance contracts held by the Group: The earlier of beginning of the coverage period of the group of reinsurance contracts or the recognition date of an underlying onerous group of insurance contracts issued.
- Reinsurance contracts held acquired via a business acquisition/combination: The date of the business acquisition/combination.

On initial recognition, the CSM of a group of reinsurance contracts held represents a net cost or net gain on purchasing reinsurance. It is measured as the equal and opposite amount of the total of (a) the fulfilment cash flows, (b) any amount arising from the derecognition of any assets or liabilities previously recognised for cash flows related to the group, (c) any cash flows arising at that date, and (d) any income recognised in profit or loss because of onerous underlying contracts recognised at that date. However, if the net cost of purchasing reinsurance relates to past events, the Group recognises the net cost immediately in profit or loss.

The carrying amount at the end of each reporting period of a group of reinsurance contracts held is measured in the same way as the underlying insurance contracts under GMM. Reinsurance contracts held are subject to the same modification requirements as insurance contracts.

Notes to the consolidated financial statements continued

C4 Intangible assets

C4.1 Goodwill

Business combination

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired business is recorded as goodwill. The Group chooses the full goodwill method or the partial goodwill method to calculate goodwill on an acquisition-by-acquisition basis. Expenses related to acquiring new subsidiaries are charged to the income statement in the period in which they are incurred and not included in goodwill. Income and expenses of acquired businesses are included in the income statement from the date of acquisition.

Where the Group writes a put option, which if exercised triggers the purchase of non-controlling interests as part of its business acquisition, the put option is recognised as a financial liability at the acquisition date. Where risks and rewards remain with the non-controlling interests, a corresponding amount is deducted from equity. Any subsequent changes to the carrying amount of the put option liability are also recognised within equity.

Goodwill

Goodwill is capitalised and carried on the Consolidated statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication that the goodwill may be impaired.

Goodwill shown on the Consolidated statement of financial position represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses.

	2024 $m	2023 $m
Carrying value at 1 Jan	896	890
Exchange differences	(7)	6
Reclassification as held for sale [note C1.2]	(41)	–
Carrying value at 31 Dec	**848**	896

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to CGUs for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. Of the carrying value at 31 December 2024, $450 million (31 December 2023: $449 million) relates to asset management business in Thailand and $230 million (31 December 2023: $238 million) relates to the acquisition of UOB Life in Singapore. Other goodwill amounts are allocated across CGUs, which are not individually material.

Goodwill is tested for impairment by comparing the CGU's carrying amount, including any goodwill, with its recoverable amount. The Group's methodology of assessing whether goodwill may be impaired for acquired life and asset management operations is discussed below.

For acquired life businesses, the Group routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of the acquired life business with the value of the current in-force business as determined using the EEV methodology. Any excess of IFRS value over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The methodology and assumptions underpinning the Group's EEV basis of reporting are included in the EEV basis supplementary information in this Annual Report.

The goodwill in respect of asset management businesses comprises mainly the goodwill arising from the acquisition of Thanachart Fund Management Co., Ltd in 2019 and TMB Asset Management Co., Ltd in Thailand in 2018. The two acquired entities were merged as Eastspring Asset Management (Thailand) Co., Ltd in 2022. The goodwill impairment testing for these businesses is prepared as a single CGU reflecting that these businesses are managed together. The recoverable amount has been determined by calculating the value in use of the combined business calculated using a discounted cash flow valuation.

For the combined Thailand asset management business, the valuation is based on a number of key assumptions as follows:

– Cash flow projections based on the latest 5-year business plan or forecast;
– A constant growth rate of 3.5 per cent(2023: 3.5 per cent) on forecast cash flows beyond the terminal year of the cash flow projection period;
– The risk discount rate applied in accordance with the nature of the businesses. The pre-tax discount rate applied is 9.0 per cent (2023: 9.0 per cent); and
– The continuation of asset management contracts on similar terms.

The key assumptions used in the impairment testing, including the cash flow projections, are subject to fluctuations in the external market and economic conditions. No material impairment is expected to occur if a reasonably possible change is made to each of the individual key assumptions, which the Group has taken to be a 10 per cent fall in cash flow projections, a 1 per cent fall in the growth rate or a 1 per cent increase in the discount rate. A more significant change in the key assumptions or a combination of effects could have a larger impact on the recoverable value and so there are circumstances where an impairment could occur.

C4.2 Other intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire or cost to develop them and are subsequently carried at cost less amortisation and any accumulated impairment losses. For intangibles other than goodwill, amortisation follows the pattern in which the future economic benefits are expected to be consumed. If the pattern cannot be determined reliably, a straight-line method is applied. For software, the amortisation generally represents the licence period of the software acquired. Amortisation of intangible assets is charged to the Consolidated income statement and allocated between attributable and non-attributable expenses for the Group's insurance entities as shown in note B2. Impairment testing is conducted when there is an indication that the intangible asset may be impaired.

	2024 $m			2023 $m		
	Distribution rights note (i)	Other intangibles note (ii)	Total	Distribution rights note (i)	Other intangibles note (ii)	Total
Balance at 1 Jan						
Cost	**5,585**	**537**	**6,122**	5,176	489	5,665
Accumulated amortisation	**(1,876)**	**(260)**	**(2,136)**	(1,546)	(235)	(1,781)
	3,709	**277**	**3,986**	3,630	254	3,884
Additions	**198**	**62**	**260**	415	83	498
Amortisation charge	**(331)**	**(58)**	**(389)**	(330)	(49)	(379)
Disposals and transfers	**(4)**	**(14)**	**(18)**	–	(6)	(6)
Exchange differences and other movements	**(13)**	**(2)**	**(15)**	(6)	(5)	(11)
Balance at 31 Dec	**3,559**	**265**	**3,824**	3,709	277	3,986
Comprising:						
Cost	**5,762**	**570**	**6,332**	5,585	537	6,122
Accumulated amortisation	**(2,203)**	**(305)**	**(2,508)**	(1,876)	(260)	(2,136)
Balance at 31 Dec	**3,559**	**265**	**3,824**	3,709	277	3,986

Notes
(i)   Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.
(ii)   Included within other intangibles are software and licence fees.

C5 Borrowings

Although initially recognised at fair value (net of transaction costs), borrowings are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity or, for hybrid debt, over the expected life of the instrument.

C5.1 Core structural borrowings of shareholder-financed businesses

	31 Dec 2024 $m	31 Dec 2023 $m
Subordinated debt		
US$750m 4.875% notes	**750**	750
£435m 6.125% notes 2031	**542**	551
US$1,000m 2.95% notes 2033	**997**	996
Senior debt		
£250m 5.875% notes 2029	**299**	301
US$1,000m 3.125% notes 2030	**990**	988
US$350m 3.625% notes 2032	**347**	347
Total core structural borrowings of shareholder-financed businesses	**3,925**	3,933

The senior debt ranks above subordinated debt in the event of liquidation.

C5.2 Operational borrowings

	31 Dec 2024 $m	31 Dec 2023 $m
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	**527**	699
Lease liabilities under IFRS 16	**257**	234
Other borrowings	**13**	8
Total operational borrowings	**797**	941

Notes to the consolidated financial statements continued

C6 Risk and sensitivity analysis

The Group's risk framework and the management of risks attaching to the Group's consolidated financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the audited sections of the Risk review report.

The financial and insurance assets and liabilities on the Group's statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of assumptions that may have an effect on IFRS basis profit or loss and shareholders' equity as described below. The market and insurance risks and also sustainability-related risks, including how they affect Group's operations and how these are managed, are discussed in the Risk review report referred to above. The sustainability-related risks discussed in the Risk review report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group's investments and liabilities.

The Sustainability report included in this Annual Report sets out three commonly used scenarios of plausible global responses to climate change. The Group's scenario testing results are translated into sensitivities to economic factors to assess the possible financial consequences of climate change on the Group's business. Though the Group faces potential financial risks and impacts from plausible global responses to climate change, the results for the Group's scenario testing are not outside observed market volatility, suggesting no immediate need for explicit climate change allowance within the current valuations of the Group's investment portfolio. The Group remains mindful of the limitations within the results of the scenario testing and that the models for the testing continue to change. Additionally, the Group's climate scenario analysis currently does not consider management actions the Group could take to mitigate the negative impacts of climate change. In addition, given the current insufficiency of and uncertainty in data available, at this stage, the Group's claims and lapses assumptions for its life and health insurance business do not include additional assumptions related to the impacts of climate change over and above those that arise from the annual review of experience. The Group will continue to perform its regular experience analysis, engage with reinsurers and monitor relevant academic studies. If significant changes occur, the financial impacts from climate-related risks on insurance liabilities will be considered. The Group has analysed the distribution of its customers across locations to assess their vulnerability to extreme climate events to improve the Group's understanding of its customers and its exposure to climate risks.

The Group benefits from diversification achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. The simplified sensitivities below are calculated at the individual business unit level and aggregated to show the Group impact and no group-level adjustments from diversification have been made.

Relevant correlation factors include:

- Correlation across geographic regions for both financial and non-financial risk factors; and
- Correlation across risk factors for mortality and morbidity, expenses, persistency and other risks.

The geographical diversity of the Group's business means that it has some exposure to the risk of foreign exchange rate fluctuations where a group undertaking has a functional currency that differs from the US dollar, the Group's presentation currency. Consistent with the Group's accounting policies, the profits of these business units are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2024 and 2023, the rates for the most significant operations are given in note A1. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). The impact of changes of foreign exchange rates on the Group's assets and liabilities from the above exposure is recorded as part of other comprehensive income and in 2024 represented a loss of $(309) million (2023: $(124) million), which corresponds to 2 per cent of opening shareholders' equity (2023: 1 per cent). Additionally, note B1.1 'Segment results' shows the Group's segment and total profit for 2023 as if it had been prepared using the same exchange rates as 2024 (ie on a CER basis) giving an indication of how foreign exchange rates impact the Group's profit or loss.

A 5 per cent decrease (weakening of the US dollar) or increase (strengthening of the US dollar) in these rates would have increased or decreased profit for the year and shareholders' equity of the Group respectively as follows:

	31 Dec 2024 $m		31 Dec 2023 $m	
Change in local currency to $ exchange rates	Decrease of 5%	Increase of 5%	Decrease of 5%	Increase of 5%
Profit after tax for the year	102	(92)	72	(65)
Shareholders' equity	624	(565)	595	(538)

The Group is also exposed to foreign exchange gains and losses on assets and liabilities held by the Group's undertakings in a currency other than their functional currency. These will often be managed by derivatives or by having assets and liabilities that match in terms of currency.

C6.1 Sensitivity to key market risks

The table below shows the sensitivity of the Group's profit after tax, shareholders' equity and CSM as at 31 December 2024 and 2023 to the following market risks:

- 1 per cent increase and 0.5 per cent decrease in observable risk-free interest rates (as described in note A3.1) in isolation and subject to a floor of zero; and
- Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivity results assume instantaneous market movements and hence reflect the current investment portfolio and all consequential impacts as at valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses and re-pricing for medical business, where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented below. Management could also take additional actions to help mitigate the impact of these stresses, including, but not limited to market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

The sensitivity of the Group's results to market risks primarily arises from the Group's insurance businesses.

The impact of changes in interest rates and equity values impacts both assets and liabilities. For assets backing insurance contract liabilities and those related liabilities, these impacts will vary depending on whether insurance contracts are classified as VFA or GMM. In addition, there will be impacts from other shareholder assets that back IFRS shareholders' equity rather than insurance contract liabilities. The vast majority of the Group's investments are classified as FVTPL and so movements as a result of interest rate and equity markets directly impact profit, unless they are offset by corresponding movements in the Group's liabilities.

For VFA contracts (which include the majority of the Group's participating and unit-linked contracts but not all as discussed in note A3.1), movements in underlying assets are matched by a movement in insurance liabilities. Changes in BEL and RA as a result of a change in discount rate or from changes in the variable fee (that is dependent on the value of underlying assets) are taken as a change to the CSM with no immediate impact on profit or shareholders' equity. There will, however, be an impact on profit and shareholders' equity from changes to the CSM amortisation as a result of changes both to the CSM and the discounting of the coverage units. Onerous contracts with no CSM will also have impacts going directly to the income statement.

For GMM contracts, the CSM is calculated on a locked-in basis (ie using discount rates applied at the dates of initial recognition of each group of contracts), whereas the BEL and RA are calculated using a current discount rate. This accounting mismatch passes through the income statement. The impact will depend on whether the BEL is an asset or a liability. For BEL assets, which are largely offset by CSM liabilities (ie for certain protection contracts where future premiums are expected to exceed future claims and expenses), increases in interest rates will reduce the BEL asset with no impact on the CSM liability and hence reduce profit. For a BEL liability, where the BEL and CSM liabilities are backed by invested assets (eg certain universal life contracts), there are likely to be offsetting asset impacts (for example BEL liabilities and bond values will both reduce as interest rates increase) and the impact on profit will be dependent on any mismatches between assets and liabilities together with the impact of the CSM being calculated on a locked-in basis.

For other shareholder assets that are not backing insurance contract liabilities, increases in interest rates and falls in equity markets reduce asset values, which under the Group's accounting policy pass directly through the income statement and hence reduce profit (vice versa for decreases in interest rates and increases in equity markets).

The income statement volatilities stated above lead to a volatility in the shareholders' equity to the same extent.

For the Group's asset management business, Eastspring, the profit for the period is sensitive to the level of assets under management as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change with a consequential impact on profitability. The effect on future asset management fees is not reflected in the table below.

In addition, Eastspring holds a small amount of investments directly on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1.1). Eastspring's profit will therefore have some direct exposure to the market movements of these investments.

At 31 December 2024 and 2023, the Group's central operations did not hold significant financial investments other than short-term deposits and money market funds held by the Group's treasury function for liquidity purposes and so there is immaterial sensitivity to market movements for these investments. In addition, the central operations hold some derivatives that are used to reduce or manage investment, interest rate and currency exposures.

Base values	2024 $m	2023 $m
Profit after tax for the year for the Group	2,415	1,712
Group shareholders' equity as at 31 Dec	17,492	17,823
CSM as at 31 Dec including JVs and associates	21,960	21,012

Notes to the consolidated financial statements continued

Interest rates and consequential effects	31 Dec 2024 $m		31 Dec 2023 $m	
	Decrease of 0.5%	Increase of 1%	Decrease of 0.5%	Increase of 1%
Increase (decrease) to shareholders' equity:				
Financial assets [note]	**7,690**	**(13,462)**	6,815	(12,004)
Net insurance contract liabilities (including CSM) [note]	**(7,324)**	**12,474**	(7,332)	12,191
Net effect on shareholders' equity	**348**	**(878)**	(328)	24
Increase (decrease) to profit after tax:				
Net effect on profit after tax	**380**	**(940)**	(328)	24
Increase (decrease) to CSM liability:				
CSM [note]	**395**	**(975)**	358	(880)

Equity/property market values	31 Dec 2024 $m		31 Dec 2023 $m	
	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%
Increase (decrease) to shareholders' equity:				
Financial assets [note]	**(14,133)**	**7,075**	(13,359)	6,681
Net insurance contract liabilities (including CSM) [note]	**13,132**	**(6,628)**	12,288	(6,254)
Net effect on shareholders' equity	**(689)**	**302**	(822)	327
Increase (decrease) to profit after tax:				
Net effect on profit after tax	**(738)**	**325**	(822)	327
Increase (decrease) to CSM liability:				
CSM [note]	**(1,479)**	**651**	(1,392)	618

Note

The sensitivity effects shown above reflect the pre-tax effects on the financial assets, net insurance contract liabilities and CSM as presented on the Consolidated statement of financial position, together with the Group's share of the relevant amounts of its joint ventures and associates. Changes to the results of the Africa insurance operations from interest rate or equity price changes would not materially impact the Group's results.

The sensitivity of the Group's businesses presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

The Group uses the segment measure 'adjusted operating profit' to review the performance of the business (see note B1.2 for how this measure is determined). The impact on adjusted operating profit will be more muted than on total profit as long-term asset returns are assumed for surplus assets held by the Group's insurance businesses and long-term spreads are assumed for GMM business. Adjusted operating profit will be impacted by changes in CSM amortisation for VFA business following the impact of economic changes on underlying assets and discount rates that impact the value of variable fees, and on the value of onerous contracts losses (or reversal thereof) taken directly to the income statement excluding those contracts that meet the criteria discussed in note B1.2. The changes in CSM amortisation result from changes both to the CSM and the discounting of the coverage units.

The pre-tax adjusted operating profit impacts for a decrease of 0.5 per cent and an increase of 1.0 per cent in interest rates were $(48) million and $21 million (2023: $(30) million and $33 million), respectively.

The pre-tax adjusted operating profit impacts for a decrease of 20 per cent and an increase of 10 per cent in equity/property market values were $(201) million and $85 million (2023: $(186) million and $83 million), respectively.

C6.2 Sensitivity to insurance risks

For insurance operations, adverse persistency experience can impact the overall IFRS profitability of certain types of business written. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The effects of these management actions have not been factored into the sensitivities below.

In addition, many of the business units are exposed to mortality and morbidity risk and changes in maintenance expense level.

Changes to the assumed levels of persistency, mortality, morbidity and expenses from that when the contract is first recognised will impact the overall profitability of the insurance contract. These risks are managed on a portfolio basis and reinsurance can be used to mitigate the risk the Group has. In particular for certain medical contracts, product repricing is a key management action that is embedded in the process to mitigate morbidity risk. A degree of medical product repricing is assumed to have been undertaken in the mortality and morbidity sensitivity results shown in the table below.

In terms of the impact on the Group's financial results, changes to shareholders' equity or profit or loss will occur over the life of the contract, as changes to future cash flows from altered assumptions are recognised as an increase or decrease of CSM (except for onerous contracts), which is then amortised to profit and loss (and hence shareholders' equity) over time.

The table below shows how the shareholders' equity and CSM would have increased or decreased if changes in the future assumptions in insurance risk that were reasonably possible at the reporting date had occurred. This analysis presents the sensitivities both before and after risk mitigation by reinsurance and assumes that the other variables remain constant.

| | 2024 $m | | | |
| | Net effect on shareholders' equity and profit after tax attributable to equity holders | | Net effect on CSM | |
Sensitivity to insurance risk:	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses – 10% increase	(73)	(72)	(422)	(424)
Lapse rates – 10% increase	(97)	(72)	(1,435)	(1,593)
Mortality and morbidity – 5% increase	(110)	(108)	(689)	(269)

| | 2023 $m | | | |
| | Net effect on shareholders' equity and profit after tax attributable to equity holders | | Net effect on CSM | |
Sensitivity to insurance risk:	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses – 10% increase	(77)	(71)	(420)	(427)
Lapse rates – 10% increase	(88)	(76)	(1,363)	(1,496)
Mortality and morbidity – 5% increase	(131)	(96)	(638)	(261)

The pre-tax adjusted operating profit impacts, net of reinsurance, for a 10 per cent increase in maintenance expenses, a 10 per cent increase in lapse rates and a 5 per cent increase in mortality and morbidity were $(67) million, $(105) million and $(97) million (2023: $(61) million, $(95) million and $(85) million), respectively.

A 10 per cent decrease in the maintenance expense and lapse rate assumptions would have a broadly similar opposite effect on profit and shareholders' equity to the sensitivities shown above. The effect from a 5 per cent decrease in mortality and morbidity assumptions is dependent on the degree of product repricing assumed to have been undertaken.

Notes to the consolidated financial statements continued

C7 Tax assets and liabilities

Accounting policies on deferred tax are included in note B3. Deferred tax assets and deferred tax liabilities in the statement of financial position are offset at an entity level (or in some cases at a jurisdiction level where relevant tax grouping rules apply) as permitted under IAS 12.

C7.1 Current tax

At 31 December 2024, of the $31 million (31 December 2023: $34 million) current tax recoverable, the majority is expected to be recovered within 12 months of the reporting period.

At 31 December 2024, the current tax liability of $238 million (31 December 2023: $275 million) includes $95 million (31 December 2023: $93 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.

C7.2 Deferred tax

The statement of financial position contains deferred tax assets of $142 million (31 December 2023: $156 million) and deferred tax liabilities of $1,514 million (31 December 2023: $1,250 million), which are presented on a net basis in each of the categories below for the purpose of this movement analysis only:

	2024 $m			
	Net deferred tax (assets) liabilities at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Net deferred tax (assets) liabilities at 31 Dec
Unrealised losses or gains on investments	129	32	(13)	148
Balances relating to insurance and reinsurance contracts	1,170	260	(22)	1,408
Short-term temporary differences	(94)	28	6	(60)
Unused tax losses	(111)	(17)	4	(124)
Net deferred tax liabilities	**1,094**	**303**	**(25)**	**1,372**

	2023 $m			
	Net deferred tax (assets) liabilities at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Net deferred tax (assets) liabilities at 31 Dec
Unrealised losses or gains on investments	(129)	268	(10)	129
Balances relating to insurance and reinsurance contracts	1,255	(87)	2	1,170
Short-term temporary differences	(96)	2	–	(94)
Unused tax losses	(31)	(79)	(1)	(111)
Net deferred tax liabilities	**999**	**104**	**(9)**	**1,094**

The Group has applied the mandatory exemption from recognising and disclosing information on the associated deferred tax assets and liabilities at 31 December 2024 as required by the amendments to IAS 12 'International Tax Reform – Pillar Two Model Rules'.

At 31 December 2024 the Group has unused tax losses and deductible temporary differences of $1,477 million (31 December 2023: $1,319 million) in respect of which no deferred tax asset has been recognised. Of the unrecognised amounts, $123 million (31 December 2023: $108 million) relates to unused tax losses that will expire within the next ten years (potential tax benefit: $26 million) and the remainder of $1,354 million (31 December 2023: $1,211 million) has no expiry date (potential tax benefit: $260 million).

Some of the Group's businesses are located in jurisdictions in which a withholding tax charge is incurred upon the distribution of earnings. At 31 December 2024, deferred tax liabilities of $262 million (31 December 2023: $225 million) has not been recognised in respect of such withholding taxes as the Group is able to control the timing of the distributions and it is probable that the timing differences will not reverse in the foreseeable future.

C8 Share capital, share premium and own shares

Shares are classified as equity when their terms do not create an obligation to transfer assets. Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

	2024			2023		
Issued shares of 5p each fully paid	**Number of ordinary shares**	**Share capital**	**Share premium**	Number of ordinary shares	Share capital	Share premium
		$m	**$m**		$m	$m
Balance at 1 Jan	**2,753,520,756**	**183**	**5,009**	2,749,669,380	182	5,006
Shares issued under share-based schemes	758,708	–	–	3,851,376	1	3
Shares issued under scrip dividends	2,813,929	–	–	–	–	–
Shares cancelled on repurchases/buybacks	(99,571,505)	(7)	–	–	–	–
Balance at 31 Dec	**2,657,521,888**	**176**	**5,009**	2,753,520,756	183	5,009

Options outstanding under SAYE schemes to subscribe for shares at each year end shown below are as follows:

		Share price range		
	Number of shares to subscribe for	**from (in pence)**	**to (in pence)**	**Exercisable by year**
31 Dec 2024	**1,660,096**	**520p**	**1,202p**	**2030**
31 Dec 2023	1,671,215	737p	1,455p	2029

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

(a) Purchases by employee share scheme trusts

The Group buys and sells Prudential plc shares ('own shares') in relation to its employee share schemes through the trusts established to facilitate the delivery of shares under employee incentive plans.

During the year, a total of 10.0 million shares (2023: 3.9 million shares) were acquired in relation to employee share schemes by the trusts and for members under employee share purchase plans. The cost of acquiring these shares, was $96.8 million (2023: $54 million). The cost in USD shown has been calculated from the share prices in the purchase currency (pound sterling or Hong Kong dollar) using the monthly average exchange rate for the month in which those shares were purchased. A portion of these share purchases were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange. At 31 December 2024, 14.9 million (31 December 2023: 10.0 million) Prudential plc shares were held in the trusts.

(b) Share repurchase/buyback programmes by the Company

The Company made the following purchases during 2024:

Cost recognised in retained earnings	2024 $m
Share repurchases to neutralise share scheme issuances	48
Share repurchases to neutralise impact of scrip dividend	23
Share buyback programme to return capital to shareholders (excluding costs)	785
Total cash paid on repurchases and buybacks (excluding costs)	856
Redemption liability and costs associated with the buyback	22
Total share repurchases and buybacks	**878**

The table below shows the details of the purchases on a monthly basis. The cost in USD shown has been calculated from the share prices in pound sterling using the daily spot rate in which those shares were purchased.

		Share price		
	Number of shares	**Low £**	**High £**	**Cost $**
January 2024	3,851,376	8.01	8.52	40,548,716
June 2024	2,726,787	7.06	7.61	25,508,735
July 2024	11,940,672	6.68	7.42	95,525,099
August 2024	7,992,467	6.22	6.93	78,392,153
September 2024	23,590,670	6.02	7.08	193,828,164
October 2024	20,480,882	6.39	7.27	162,436,763
November 2024	18,244,807	5.95	6.81	161,759,189
December 2024	10,743,844	6.20	6.85	97,782,966
Total	99,571,505			855,781,785

Notes to the consolidated financial statements continued

In January and June 2024, the Company completed two share buyback programmes to offset dilution from the vesting of awards under employee and agent share schemes during 2023 and the first half of 2024, respectively. The Company repurchased 4.6 million ordinary shares in aggregate for a total consideration of $48 million.

In November 2024, the Company completed a share buyback programme primarily to offset dilution from the issue of shares under its scrip dividend alternative. The Company repurchased 2.8 million ordinary shares in aggregate for a total consideration of $23 million.

On 23 June 2024, the Company announced the $2 billion share buyback programme to reduce the issued share capital of the Company in order to return capital to shareholders, which will be completed by no later than mid-2026. The first tranche of $700 million was completed on 15 November 2024. On 5 December 2024, the Company announced the commencement of the second tranche of share buyback of $800 million, which will be completed by no later than 26 June 2025. This effectively accelerated our buyback programme which is now expected to complete by the end of 2025.

As at 31 December 2024, 92.1 million ordinary shares in aggregate have been repurchased under the $2 billion share buyback programme for a total consideration of $785 million, excluding costs. In addition, a financial liability of $(18) million was recognised as at 31 December 2024 for an obligation under the non-cancellable period of the arrangement entered into with the bank conducting the buyback.

All of these share purchases were made on the London Stock Exchange and the shares purchased were cancelled after settlement. The nominal value of the shares cancelled in 2024 was $7 million. On cancellation, the nominal value was transferred from the share capital to the capital redemption reserve account.

Other than as disclosed above, the Company and its subsidiaries did not purchase, sell or redeem any Prudential plc listed securities during 2024.

C9 Capital

C9.1 Group objectives, policies and processes for managing capital
Capital measure
The Group manages its Group GWS capital resources as its measure of capital. At 31 December 2024, estimated Group shareholder GWS capital resources is $24.8 billion (31 December 2023: $24.3 billion).

External capital requirements
Prudential plc is subject to the Group-wide Supervision (GWS) Framework issued by the Hong Kong Insurance Authority (IA).

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources are determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity, with adjustments where applicable, for non-regulated entities.

More details on Group capital are given in section I(i) in the Additional unaudited financial information section.

Meeting of capital management objectives
The GWS group capital adequacy requirements have been met since the GWS Framework became effective for Prudential upon designation. This includes maintaining total eligible group capital resources in excess of the Group Prescribed Capital Requirement (GPCR) of the supervised group and maintaining Tier 1 group capital resources in excess of the Group Minimum Capital Requirement (GMCR) of the supervised group.

The Group's capital management framework focuses on achieving sustainable, profitable growth and maintaining a resilient balance sheet, with a disciplined approach to active capital allocation.

As well as holding sufficient capital to meet GWS requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

– Invest in core capabilities;
– Maintain flexibility and absorb shock events;
– Cover central costs;
– Fund returns to shareholders, for example through dividends and share buybacks; and
– Fund new opportunities where there is a good strategic fit.

More details on holding company cash flows and balances are given in section I(iv) in the Additional unaudited financial information section.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. Reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the local regulators.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

C9.2 Local capital regulations

(a) Insurance operations

For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The local valuation basis for the assets, liabilities and capital requirements of significant insurance operations are set out below.

Mainland China

A risk-based capital, risk management and governance framework, known as the China Risk Oriented Solvency System (C-ROSS), applies in Mainland China.

Under C-ROSS, insurers are required to maintain a core solvency ratio (core capital over minimum capital) and a comprehensive solvency ratio (capital resources over minimum capital) of not lower than 50 per cent and 100 per cent, respectively.

The actual capital is the difference between the admitted assets and admitted liabilities with trading and available-for-sale assets marked-to-market and other assets at book value. Policyholder liabilities are based on a gross premium valuation method using best estimate assumptions with a separate risk margin, where the discount rate used to calculate policyholder liabilities is set with reference to historic average risk free rates over a 3 year period.

C-ROSS Phase II regulations became effective in 2022. The main updates to the local regulation were to introduce explicit tiering and admissibility rules on negative reserves in the capital resources and further updates to the risk calibrations used in calculating capital requirements. A transition period allows insurers to implement the rules in stages before full implementation of the new regime is required from 2026 onwards, application of transitional measures require regulatory approval.

Hong Kong

Prudential Hong Kong Limited applies the risk-based capital regime (HK RBC) following approval in April 2022 from the Hong Kong IA to early adopt this new regime. The HK RBC regime became effective across the industry in the second half of 2024 and the quantitative impact on Prudential Hong Kong Limited's solvency position of updating to the final rules was immaterial. The HK RBC framework requires liabilities to be based on a gross premium valuation method using best estimate assumptions and capital requirements to be risk-based.

Indonesia

Solvency capital is determined using a risk-based capital approach. The capital resources are based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at policy level (ie negative liabilities are not permitted at a policy level). For unit-linked policies, an unearned premium reserve is established.

Malaysia

A risk-based capital (RBC) framework applies in Malaysia. The local regulator, Bank Negara Malaysia (BNM), has set a Supervisory Target Capital Level of 130 per cent, below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target Capital Level.

The capital resources are based on assets that are marked to market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at a fund level (ie negative liabilities are not permitted at fund level). The BNM initiated a review of its RBC framework for insurers and Takaful operators in 2021. A review of the capital adequacy requirements was initiated in 2024 with the aim to improve the consistency of risk-based capital measurements and reporting. The implementation of these revisions is currently targeted to take effect in 2027, this is subject to quantitative impact studies and parallel results production prior to implementation.

Singapore

A risk-based capital framework applies in Singapore. The local regulator, Monetary Authority of Singapore (MAS), has the authority to direct insurance companies to satisfy additional capital adequacy requirements in addition to those set forth under the Singapore Insurance Act, if considered appropriate. The capital resources are based on assets that are marked to market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. The updated risk-based capital framework (RBC2) permits the recognition of a prudent allowance for negative reserves in the capital resources.

Notes to the consolidated financial statements continued

Growth markets

Details on the more significant changes expected to the local solvency regimes in individual growth markets are summarised below:

Taiwan - A risk-based capital (RBC) framework has applied in Taiwan since 2003. The local regulator, the Financial Supervisory Commission (FSC) is currently developing a new capital framework namely the Taiwan-localised Insurance Capital Standard (T-ICS). Subject to a number of localised adjustment this framework broadly aligns to the global Insurance Capital Standard (ICS) adopted by the International Association of Insurance Supervisions (IAIS).

The latest phase of the industry-wide quantitative impact assessment is due to be submitted to the regulator in March 2025 with implementation expected across the industry from January 2026. The T-ICS framework requires liabilities to be based on a gross premium valuation method using best estimate assumptions and capital requirements to be risk-based, this will result in the release of prudent regulatory margins included in the current liabilities (which are based on a net premium valuation) and an increase in required capital.

(b) Asset management operations – regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to local regulatory requirements. The movement in the year of the estimated surplus regulatory capital position (over the GPCR) of those subsidiaries, combined with the movement in the IFRS basis shareholders' equity for unregulated asset management operations, is as follows:

	2024 $m	2023 $m
Balance at 1 Jan	**497**	466
Gains during the year	**204**	254
Movement in capital requirement	**8**	(20)
Capital injection	**6**	3
Distributions made to the parent company	**(197)**	(205)
Exchange and other movements	**(18)**	(1)
Balance at 31 Dec	**500**	497

C9.3 Transferability of capital resources

The amounts retained within the insurance companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum capital requirements. The businesses may, in general, remit dividends to parent entities, provided the statutory insurance fund meets the local regulatory solvency requirements and there are sufficient statutory accounting profits. For with-profits funds, the excess of assets over liabilities is retained within the funds, with distribution to shareholders tied to the shareholders' share of declared bonuses.

Capital resources of the non-insurance business units are transferable after taking account an appropriate level of operating capital, based on local regulatory solvency and accounting requirements, where relevant.

C10 Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. Property, plant and equipment also includes right-of-use assets for operating leases of properties occupied by the Group and leases of equipment and other tangible assets. Property, plant and equipment, including the right-of-use assets under operating leases, are generally held at cost less cumulative depreciation calculated using the straight-line method, and impairment charge. Owner occupied properties held by the Group's Singapore business that are underlying items of direct participating contracts are measured at fair value following the adoption of IFRS 17.

	31 Dec 2024 $m	31 Dec 2023 $m
Property, plant and equipment held at cost note (a)	391	347
Owner occupied properties held at fair value note (b)	26	27
Total property, plant and equipment	**417**	**374**

(a) Property, plant and equipment held at cost

A reconciliation of the carrying amount of the Group's property, plant and equipment held at cost from the beginning to the end of the years shown is as follows:

	2024 $m				2023 $m			
	Group occupied property	Tangible assets	Right-of-use assets	Total	Group occupied property	Tangible assets	Right-of-use assets	Total
Balance at 1 Jan								
Cost	24	495	683	1,202	21	486	676	1,183
Accumulated depreciation	(8)	(380)	(467)	(855)	(8)	(360)	(405)	(773)
Opening net book amount	16	115	216	347	13	126	271	410
Additions	20	81	51	152	–	44	57	101
Depreciation and impairment charge	–	(40)	(94)	(134)	–	(50)	(95)	(145)
Disposals, transfers and lease modifications	(8)	(29)	67	30	3	(4)	(18)	(19)
Effect of movements in exchange rates	–	(1)	(3)	(4)	–	(1)	1	–
Balance at 31 Dec	**28**	**126**	**237**	**391**	16	115	216	347
Representing:								
Cost	35	497	782	1,314	24	495	683	1,202
Accumulated depreciation	(7)	(371)	(545)	(923)	(8)	(380)	(467)	(855)
Closing net book amount	**28**	**126**	**237**	**391**	16	115	216	347

Right-of-use assets

The Group does not have any right-of-use assets that would meet the definition of investment property. As at 31 December 2024, total right-of-use assets comprised $222 million (31 December 2023: $202 million) of property and $15 million (31 December 2023: $14 million) of non-property assets.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group's operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. The Group assesses at lease commencement whether it is reasonably certain to exercise the option. This assertion is revisited if there is a material change in circumstances. As at 31 December 2024, the undiscounted value of lease payments beyond the break period not recognised in the lease liabilities is $152 million (31 December 2023: $231 million).

The Group has non-cancellable property subleases, which have been classified as operating leases under IFRS 16. The sublease rental income received in 2024 for the leases is $2 million (2023: $7 million).

Notes to the consolidated financial statements continued

(b) Owner occupied properties held at fair value

Upon the adoption of IFRS 17, the Group has elected to measure the owner-occupied properties held by the participating funds of its Singapore business at fair value from the transition date. The fair value of these properties is based on market values as assessed by professionally qualified external valuers or by the Group's qualified surveyors and classified as level 3 under the fair value measurement hierarchy, similar to investment properties.

(c) Capital expenditure: property, plant and equipment by segment

The capital expenditure on property, plant and equipment excluding right-of-use assets in 2024 of $101 million (2023: $44 million) arose by segment as follows:

	2024 $m	2023 $m
Hong Kong	41	22
Indonesia	4	–
Malaysia	2	1
Singapore	24	2
Growth markets and other	21	15
Eastspring	7	4
Total segment	99	44
Unallocated to a segment (central operations)	2	–
Total capital expenditure on property, plant and equipment	101	44

D Other information

D1 Contingencies and related obligations

Litigation and regulatory proceedings
The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that the ultimate outcome of any current or pending matters will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Guarantees
The Group has provided guarantees and commitments to third parties entered into in the normal course of business and the Company has guaranteed public debt securities issued by one of its wholly-owned subsidiaries, Prudential Funding (Asia) PLC from early 2023. The Group considers the likelihood of outflows arising under such guarantees and commitments as remote.

Intra-group capital support arrangements
Prudential has provided undertakings to the regulators of its Hong Kong life subsidiary, Prudential Hong Kong Limited, to formalise the circumstances regarding their solvency levels in which intra-group capital support will be provided by Prudential. Other intra-group transactions are discussed in note D4 below.

D2 Consolidation of ownership interest in Prudential Assurance Malaysia Berhad

The Group holds 51 per cent of the ordinary shares of the holding company of Prudential Assurance Malaysia Berhad, or PAMB, which is its conventional life insurance business in Malaysia. Detik Ria Sdn Bhd ('Detik Ria') holds the other 49 per cent. There was an agreement between the Group and Detik Ria that allowed the Group to acquire from Detik Ria its 49 per cent shareholding. In 2008, Detik Ria exercised the put option for which it received payments in accordance with the agreement. When Detik Ria failed to complete the share transfer in 2019, the Group filed a legal action against Detik Ria with the Kuala Lumpur High Court in Malaysia to enforce its rights. Subsequent decisions by the High Court and the Court of Appeal were both made in favour of the Group in confirming the contractual rights of the Group to acquire the 49 per cent shareholding. Following a further appeal made by Detik Ria, on 30 July 2024 the Federal Court of Malaysia overturned the previous rulings of the High Court and the Court of Appeal. This Federal Court of Malaysia decision does not affect the Group's ongoing consolidation of the business of PAMB, which remains a subsidiary controlled by the Group, but the Group has, in the 2024 financial statements, reflected a 49 per cent non-controlling interest instead of the previously consolidated 100 per cent economic interest. The non-controlling interest at 31 December 2024 was $1,055 million comprising $886 million at 1 January 2024 and $169 million in respect of the profit earned and effect of exchange translation difference during 2024.

The Federal Court of Malaysia also directed Detik Ria to return the consideration payments it has previously received from the Group of circa $29 million, which includes interest.

The Group's performance metrics are shown before the effect of non-controlling interests in line with the Group's policy.

D3 Post balance sheet events

Dividends
The 2024 second interim dividend approved by the Board of Directors after 31 December 2024 is described in note B5.

D4 Related party transactions

Transactions between the Company and its subsidiaries or intra-group transactions are eliminated on consolidation. Intra-group transactions of the Group mainly related to a limited number of loans, guarantees or services provided by the Company to or from others business units, or between business units, including investment management services provided by the Group's asset managers to the insurance operations businesses as shown in note B1.4. All intra-group transactions are subject to the same internal approval framework as external transactions. Given the nature of the Group's business there has historically been limited interconnectedness across the Group. The Group reviews its recovery plan (that also covers intra-group transactions and the level of the Group's interconnectivity risk) on an annual basis and details the remedial actions that could be used to restore financial strength and viability if the Group were to come under severe stress.

The Company has transactions and outstanding balances with collective investment schemes and similar entities that are not consolidated and where a Group company acts as manager, which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position at fair value or amortised cost in accordance with IFRS 9 classifications with the corresponding amounts included in the income statement. The transactions include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and amounts paid in respect of the periodic charge and administration fee.

In addition, there are no material transactions between the Group's joint ventures and associates, which are accounted for on an equity method basis, and other Group companies except for capital injections into the Group's life joint venture in Mainland China. The Group has provided cash of $174 million which will be converted into capital in 2025. CITIC, the Group's joint venture partner in Mainland China is providing an equal amount. The $176 million in 2023 reflected cash advanced to the Mainland China joint venture that has subsequently been converted into a capital injection in 2024.

Notes to the consolidated financial statements continued

Key management personnel of the Company, as described in note B2.3, may from time to time purchase insurance or asset management products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. In 2024 and 2023, transactions with key management personnel were not deemed to be significant both by virtue of their size and in the context of the individuals' financial positions. All of these transactions were on terms broadly equivalent to those that prevailed in arm's-length transactions. Key management remuneration is disclosed in note B2.3.

Additional details on the Directors' interests in Prudential plc shares, transactions or arrangements are given in the Directors' remuneration report.

D5 Commitments

The Group has provided, from time to time, certain commitments to third parties.

At 31 December 2024, the Group had $3,293 million unfunded commitments (31 December 2023: $2,456 million) primarily related to alternative investment funds in Asia.

D6 Investments in subsidiary undertakings, joint ventures and associates

D6.1 Basis of consolidation
The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the following are met:

– It has power over an investee;
– It is exposed to, or has rights to, variable returns from its involvement with the investee; and
– It has the ability to use its power over the investee to affect its own returns.

(a) Subsidiaries
Subsidiaries are those investees that the Group controls. The majority of the Group's subsidiaries are corporate entities.

The Group performs a reassessment of consolidation whenever there is a change in the substance of the relationship between the Group and an investee. Where the Group is deemed to control an entity, it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in an entity with no control over the entity, the investments are carried at fair value within financial investments in the Consolidated statement of financial position.

Entities consolidated by the Group include qualifying partnerships as defined under the UK Partnerships (Accounts) Regulations 2008 (the 'Partnerships Act'). The Group's limited partnership has taken advantage of the exemption under regulation 7 of the Partnerships Act from the financial statement requirements. This is under regulations 4 to 6 of the Partnership Act, on the basis that the limited partnership is consolidated in these financial statements.

(b) Joint ventures and associates
Joint ventures are joint arrangements arising from a contractual agreement whereby the Group and other investors have joint control of the net assets of the arrangement. In a number of these arrangements, the Group's share of the underlying net assets may be less than 50 per cent but the terms of the relevant agreement make it clear that control is jointly exercised between the Group and the third party. Associates are entities over which the Group has significant influence but does not control. Generally, it is presumed that the Group has significant influence if it holds between 20 per cent and 50 per cent voting rights of an entity.

With the exception of those referred to below, the Group accounts for its investments in joint ventures and associates using the equity method of accounting. The Group's share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income. The equity method of accounting does not apply to investments in joint ventures and associates held by the Group's insurance or investment funds, including collective investment schemes which, as allowed by IAS 28 'Investments in Associates and Joint Ventures', are carried at FVTPL.

(c) Structured entities
Structured entities are those that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Voting rights relate to administrative tasks. Relevant activities are directed by means of contractual arrangements. The Group invests in both consolidated and unconsolidated structured entities including investment vehicles such as collective investment schemes, collateralised debt obligations, mortgage-backed securities and similar asset-backed securities.

Collective investment schemes
The Group invests in collective investment schemes, that invest mainly in equities, bonds, cash and cash equivalents and properties. In assessing control under IFRS 10 'Consolidated Financial Statements', the Group determines whether it is acting as principal or agent and the variable returns from its involvement with these entities. The Group's percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group and other investors.

Where the entity is managed by a Group asset manager:

– Where the Group's ownership holding in the entity exceeds 50 per cent, the Group is judged to have control over the entity;
– Where the Group's ownership holding in the entity is between 20 per cent and 50 per cent, the facts and circumstances of the Group's involvement in the entity are considered, including the rights to any fees earned by the asset manager, in forming a judgement as to whether the Group has control over the entity; and
– Where the Group's ownership holding in the entity is less than 20 per cent, the Group is judged to not have control over the entity.

Where the entity is managed by an asset manager outside the Group, an assessment is made of whether the Group has existing rights that gives it the ability to direct the current activities of the entity and therefore control the entity. In assessing the Group's ability to direct an entity, the Group considers its ability relative to other investors.

Where the Group is deemed to control an entity, it is treated as a subsidiary and is consolidated, with the interests of investors other than the Group being classified as liabilities, and presented within 'Net asset value attributable to unit holders of consolidated investment funds'.

Where the Group does not control these entities (where the Group is deemed to be acting as an agent under IFRS 10) and they do not meet the definition of associates, they are carried at FVTPL within financial investments in the Consolidated statement of financial position.

Where the Group's asset manager sets up investment funds as part of its asset management operations, unless the Group also participates in the ownership holding of the entities, the Group's interest is limited to the fees charged to manage the assets of such entities. With no participation in ownership holding of these entities, the Group does not retain risks associated with investment funds. For these investment funds, the Group is not deemed to control the entities but deemed to be acting as an agent.

The Group generates returns and retains the ownership risks in these investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of these investment vehicles.

Other structured entities

The Group holds investments in mortgage-backed securities, collateralised debt obligations and similar asset-backed securities, the majority of which are actively traded in a liquid market.

The Group consolidates the vehicles that hold the investments where the Group is deemed to control the vehicles. When assessing control over the vehicles, the factors considered include the purpose and design of the vehicle, the Group's exposure to the variability of returns and the scope of the Group's ability to direct the relevant activities of the vehicle including any kick-out or removal rights that are held by third parties. The outcome of the control assessment is dependent on the terms and conditions of the respective individual arrangements.

The majority of such vehicles are not consolidated. In these cases, the Group is not the sponsor of the vehicles in which it holds investments and has no administrative rights over the vehicles' activities. The Group generates returns and retains the ownership risks commensurate to its holding and its exposure to the investments and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments. Accordingly, the Group does not have power over the relevant activities of such vehicles and all are carried at FVTPL within financial investments in the Consolidated statement of financial position.

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group's Consolidated statement of financial position:

	31 Dec 2024 $m		31 Dec 2023 $m	
Consolidated statement of financial position line items	Investment funds	Other structured entities	Investment funds	Other structured entities
Equity securities and holdings in collective investment schemes	47,701	–	33,657	–
Debt securities	–	216	–	285
Total investments in unconsolidated structured entities	47,701	216	33,657	285

The Group's maximum exposure to loss related to the interest in unconsolidated structured entities is limited to the carrying value in the Consolidated statement of financial position and the unfunded investment commitments provided by the Group (see note D5).

During the year, the Group receives dividend and interest income from its investments in these unconsolidated structured entities. Where the Group's asset manager manages these entities, such as the collective investment schemes, the Group also receives asset management fees from these entities.

As at 31 December 2024 and 2023, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities (both consolidated and unconsolidated) that could expose the Group to a loss.

D6.2 Dividend restrictions and minimum capital requirements

Certain Group entities are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to the parent company.

Under UK company law, UK companies can only declare dividends if they have sufficient distributable reserves.

The Group's subsidiaries, joint ventures and associates may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves. Further details on local capital regulations in certain Asia operations are provided in note C9.2.

Notes to the consolidated financial statements continued

D6.3 Investments in joint ventures and associates

Joint ventures represent arrangements where the controlling parties through contractual or other agreement have the rights to the net assets of the arrangements. The Group has insurance and asset management joint ventures in Mainland China with CITIC Group and an asset management joint venture in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with Bank of China International Holdings Limited (BOCI) and Takaful insurance joint venture in Malaysia. For the Group's joint ventures that are accounted for using the equity method, the net-of-tax results of these operations are included in the Group's profit before tax.

The Group's associates, which are also accounted for using the equity method, include the Indian insurance entity (with the majority shareholder being ICICI Bank).

In addition, the Group has investments in collective investment schemes, funds holding collateralised debt obligations and property funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a FVTPL basis. The aggregate fair value of associates accounted for at FVTPL, where there are published price quotations, is approximately $0.6 billion at 31 December 2024 (31 December 2023: $0.5 billion).

For joint ventures and associates accounted for using the equity method, the 12-month financial information of these investments for the years ended 31 December 2024 and 2023 (covering the same period as that of the Group) has been used in these consolidated financial statements.

The Group's share of the profit for shareholder-backed business (including short-term interest rate and other market fluctuations), net of related tax, in joint ventures and associates that are equity accounted for as shown in the Consolidated income statement, is allocated across segments as follows:

	2024 $m	2023 $m
Mainland China	**159**	(577)
Malaysia	**21**	18
Growth markets and other [note]	**104**	310
Insurance operations	**284**	(249)
Eastspring	**193**	158
Total segment and Group total	**477**	(91)

Note
For growth markets and other, as well as the segment results for associates and joint ventures within the segment, the amount shown includes a charge of $(44) million (2023: $191 million credit) of taxes for all life joint ventures and associates.

There is no other comprehensive income in the joint ventures and associates other than the foreign exchange differences that arise from translating the associates and joint ventures into the Group's presentation currency. There has been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in total comprehensive income.

The Group's interest in joint ventures and associates gives rise to no contingent liabilities or capital commitments that are material to the Group.

CITIC-Prudential Life Insurance Company (Mainland China)

CITIC-Prudential Life Insurance Company, the Group's Mainland China segment, is a joint venture with the CITIC Group in which the Group owns a 50 per cent interest. The joint venture is incorporated in China and is principally engaged in underwriting insurance and investment contracts. The summarised financial information for this entity, which is considered to be a material joint venture to the Group, is set out below. The financial information represents the entity's financial statements prepared in accordance with Group's IFRS accounting policies, on a 100 per cent basis, for the years shown:

Statement of financial position	31 Dec 2024 $m	31 Dec 2023 $m
Total assets	**36,344**	33,271
Total liabilities (including non-controlling interest) [note]	**34,452**	32,005
Shareholders' equity	**1,892**	1,266
The above amounts of assets and liabilities include the following:		
Cash and cash equivalents	**1,374**	868
Financial liabilities (excluding trade and other payables and provisions)	**1,835**	1,198

Note
The Group's 50 per cent share of the Mainland China joint venture's insurance and reinsurance contract balances are shown in the analysis of insurance and reinsurance contract balances by segment in note C3.3(c).

Income statement

	2024 $m	2023 $m
Revenue	**3,491**	1,676
Profit (loss) for the year after tax	**282**	(733)
The above loss for the year includes the following:		
Depreciation and amortisation	**(38)**	(39)
Interest income	**582**	543
Interest expense	**(2)**	(2)
Income tax (charge) credit	**(36)**	422

The summarised financial information above is reconciled to the carrying amount of the Group's interest in the joint venture recognised in the consolidated financial statements as follows:

	31 Dec 2024 $m	31 Dec 2023 $m
Net assets of the Mainland China joint venture as shown above (100%)	**1,892**	1,266
Proportion owned by the joint venture partner (50%)	**946**	633
Carrying amount of the Group's interest in the joint venture (50%)	**946**	633

The Group has received no dividends from the Mainland China joint venture in 2024 (2023: $88 million) and made capital injections into the Mainland China joint venture as discussed in note D4.

At 31 December 2024, the Group's investments in joint ventures and associates accounted for using the equity method are $2,412 million (31 December 2023: $1,940 million), of which $946 million (31 December 2023: $633 million) relates to the Group's interest in Mainland China, as discussed above. The aggregate carrying amount of the Group's investments in the other joint ventures and associates accounted for using the equity method is $1,466 million (31 December 2023: $1,307 million).

Notes to the consolidated financial statements continued

D6.4 Related undertakings

In accordance with Section 409 of the Companies Act 2006, a list of Prudential Group's subsidiaries, joint ventures, associates and significant holdings (being holdings of more than 20 per cent) is disclosed below, along with the classes of shares held, the registered office address and the effective percentage of equity owned at 31 December 2024. The Group also operates through branches, none of which are significant.

The definitions of a subsidiary undertaking, joint venture and associate in accordance with the Companies Act 2006 are different from the definition under IFRS Standards. As a result, the related undertakings included within the list below may not be the same as the undertakings consolidated in the Group consolidated financial statements. The Group's consolidation policy is described in note D6.1.

Simplified corporate structure as at 31 December 2024


Prudential plc
Prudential Corporation Asia Limited
Prudential Group Holdings Limited and subsidiaries
CITIC-Prudential Life Insurance Company Limited*†
Prudential Hong Kong Limited
Prudential General Insurance Hong Kong Limited
PT Prudential Life Assurance†
PT Prudential Sharia Life Assurance†
(Indonesia)
Prudential Assurance Malaysia Berhad†
Prudential BSN Takaful Berhad†
Prudential Assurance Company Singapore (Pte) Limited†
Eastspring Investments Group Pte. Ltd.†
and subsidiaries
Growth markets and other entities†
(including Africa, Cambodia, India, Laos, Myanmar, the Philippines, Taiwan, Thailand, Vietnam)
Prudential International Treasury Limited
Prudential Funding (Asia) plc‡

* CITIC-Prudential Life is a joint venture with CITIC, a leading state-owned conglomerate in Mainland China.
† Indirectly held by Prudential Corporation Asia Limited.
‡ The company was incorporated in February 2023 and is a 100 per cent subsidiary of Prudential Corporation Asia Limited.

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees)

Key to share classes:

Abbreviation	Class of share held
LBG	Limited by Guarantee
MI	Membership Interest
MI – WFOE	Membership Interest of a Wholly Foreign Owned Enterprise in Mainland China
MI – JV	Membership Interest of a Sino-Foreign Equity Joint Venture in Mainland China
OS	Ordinary Shares
PI	Partnership Interest
PS	Preference Shares
U	Units

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Corporation Asia Limited	OS	100.00 %	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Holdings Limited	OS	100.00 %	1 Angel Court, London, EC2R 7AG, United Kingdom

Other subsidiaries, joint ventures, associates and significant holdings of the Group – no shares held directly by the parent company (Prudential plc) or its nominees

Name of entity	Classes of shares held	Proportion held	Registered office address
Aberdeen Cash Creation Fund	U	27.94%	28th Floor Bangkok City Tower, 179 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
Aberdeen Standard Global Opportunities Fund	U	23.95%	7 Straits View, #23-04, Marina One East Tower, Singapore 018936
Aberdeen Standard Singapore Equity Fund	U	46.46%	
Abrdn SICAV I – Diversified Income Fund	U	70.25%	35a, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg
AC Financial Partners Limited Partnership	PI	100.00%	Citypoint, 65 Haymarket Terrace, Edinburgh, EH12 5HD
Alternatives North America, Ltd.	U	100.00%	PO Box 1093, Queensgate House, Grand Cayman, KY1-1102, Cayman Islands
Amundi EUR Corporate Bond	U	22.31%	5 All. Scheffer, 2520 Limpertsberg Luxembourg
ARDIAN Prudential PE Sub-Fund	U	99.99%	1 Temasek Avenue, #36-01 Millenia Tower, Singapore 039192
ATRAM - PRUINVEST PHP Balanced Allocation Fund	U	100.00%	8th Floor 8 Rockwell Building, Metro Manila Manila, Philippines
ATRAM - PRUINVEST PHP Dynamic Equity Fund	U	100.00%	
ATRAM - PRUINVEST PHP Liquid Fund	U	90.72%	
ATRAM - PRUINVEST USD Intermediate Term Bond Fund	U	94.92%	
ATRAM - PRUINVEST USD Liquid Fund	U	100.00%	
ATRAM Developed Markets Multi-asset Fund of Funds	U	97.73%	
ATRAM Philippine Equity Index Tracker Fund	U	95.66%	
ATRAM USD Asian High Yield Bond Feeder Fund	U	92.68%	
BOCHK Aggressive Growth Fund	U	42.77%	27th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
BOCHK Balanced Growth Fund	U	36.50%	
BOCHK China Equity Fund	U	53.93%	
BOCHK Conservative Growth Fund	U	43.37%	
BOCHK US Dollar Money Market Fund	U	31.72%	
BOCI-Prudential Asset Management Limited	OS	36.00%	
BOCI-Prudential Trustee Limited	OS	36.00%	Suites 1501-1507 & 1513-1516, 15th Floor, 1111 King's Road, Taikoo Shing, Hong Kong
BSP Debt Fund V Unlevered (Non US) LP	U	68.40%	c/o Benefit Street Partners LLC, New York, New York 10019
Cathay High Yield ex China Cash pay 1-5 Year 2% Issuer Capped ETF	U	47.67%	6th Floor, No.39, Sec.2, Dunhua South. Rd., Taipei, Taiwan
CITIC-Prudential Fund Management Company Limited	MI - JV	49.00%	Level 9, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong, Shanghai, China
CITIC-Prudential Life Insurance Company Limited	MI - JV	50.00%	Room 1101-A, 1201, 1301, 1401, 1501, 1601, 1701, 1801, Unit 01, Building 1, No. B2, North Road of East Third Ring Road, Chaoyang District, Beijing, PRC,100027, China
CT (Lux) Global Emerging Market Equities	U	88.17%	44 Rue de la vallée, 2661 Luxembourg
Eastspring Al-Wara' Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia
Eastspring Asia Pacific High Yield Equity Fund	U	45.49%	4th Floor, No.1, Songzhi Rd., Xinyi Dist., Taipei, Taiwan
Eastspring Asset Management (Thailand) Co., Ltd.	OS	59.50%	944 Mitrtown Office Tower, 9th Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok 10330, Thailand
Eastspring Asset Management Korea Co. Ltd.	OS	100.00%	22F (Seoul International Finance Center, Yeouido dong), 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, 07326, Korea (the Republic of)
Eastspring Global Private Credit Fund	U	99.99%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936

Notes to the consolidated financial statements continued

Name of entity	Classes of shares held	Proportion held	Registered office address
Eastspring Investment Management (Shanghai) Company Limited	MI - WFOE	100.00%	Unit 306-308, 3rd Floor, Azia Center, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China
Eastspring Investments - Asia ESG Bond Fund	U	94.63%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments – Asia Opportunities Equity Fund	U	96.44%	
Eastspring Investments - Asia Pacific Equity Fund	U	99.97%	
Eastspring Investments - Asian Bond Fund	U	92.81%	
Eastspring Investments - Asian Dynamic Fund	U	91.42%	
Eastspring Investments - Asian Equity Fund	U	99.07%	
Eastspring Investments - Asian Equity Income Fund	U	88.84%	
Eastspring Investments - Asian High Yield Bond Fund	U	66.61%	
Eastspring Investments - Asian Investment Grade Bond Fund	U	80.46%	
EastSpring Investments - Asian Local Bond Fund	U	90.09%	
Eastspring Investments - Asian Low Volatility Equity Fund	U	86.15%	
Eastspring Investments - Asian Multi Factor Equity Fund	U	94.77%	
Eastspring Investments - China A Shares Growth Fund	U	89.63%	
Eastspring Investments - China Bond Fund	U	99.84%	
Eastspring Investments - Dragon Peacock Fund	U	97.24%	
Eastspring Investments - European Investment Grade Bond Fund	U	100.00%	
Eastspring Investments - Global Emerging Markets Bond Fund	U	99.21%	
Eastspring Investments - Global Emerging Markets Dynamic Fund	U	36.66%	
Eastspring Investments - Global Emerging Markets ex-China Dynamic Fund	U	95.57%	
Eastspring Investments - Global Emerging Markets Fundamental Value Fund	U	99.84%	
Eastspring Investments - Global Emerging Markets Total Return Bond Fund	U	34.75%	
Eastspring Investments - Global Equity Navigator Fund	U	91.70%	
Eastspring Investments - Global Growth Equity Fund	U	46.05%	
Eastspring Investments - Global Low Volatility Equity Fund	U	99.32%	
Eastspring Investments - Global Market Navigator Fund	U	99.51%	
Eastspring Investments - Global Multi Asset Balanced Fund	U	100.00%	
Eastspring Investments - Global Multi Asset Conservative Fund	U	100.00%	
Eastspring Investments - Global Multi Asset Dynamic Fund	U	100.00%	
Eastspring Investments - Global Multi Asset Income Plus Growth Fund	U	100.00%	

Name of entity	Classes of shares held	Proportion held	Registered office address
Eastspring Investments - Global Multi Factor Equity Fund	U	29.04%	
Eastspring Investments - Global Technology Fund	U	80.73%	
Eastspring Investments - Greater China Equity Fund	U	90.05%	
Eastspring Investments - India Equity Fund	U	23.60%	
Eastspring Investments - Japan Sustainable Value Fund	U	86.10%	
Eastspring Investments - Pan European Fund	U	51.02%	
Eastspring Investments - US Corporate Bond Fund	U	79.61%	
Eastspring Investments - US High Investment Grade Bond Fund	U	92.54%	
Eastspring Investments – US High Yield Bond Fund	U	52.47%	
Eastspring Investments - US Investment Grade Bond Fund	U	51.07%	
Eastspring Investments - World Value Equity Fund	U	91.42%	
Eastspring Investments (Hong Kong) Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Eastspring Investments (Luxembourg) S.A.	OS	100.00%	26, Boulevard Royal, L-2449 Luxembourg
Eastspring Investments (Singapore) Limited	OS	100.00%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Asia Pacific ex-Japan Target Return Fund	U	82.82%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Asian High Yield Bond MY Fund	U	77.10%	
Eastspring Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia
Eastspring Investments Dana Dinamik	U	22.53%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur
Eastspring Investments Dinasti Equity Fund	U	37.40%	
Eastspring Investments Equity Income Fund	U	31.52%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Fund Management Limited Liability Company	MI	100.00%	23rd Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Eastspring Investments Funds - Monthly Income Plan	U	43.54%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Global Equity Fund	U	94.82%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Global Oncology Securities Baby Investment Trust (USD)	U	99.71%	22nd Floor One IFC, 10 Gukjegeumyung-ro, Youngdungpo-gu, Seoul 07326, Korea
Eastspring Investments Group Pte. Ltd.	OS	100.00%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Growth Fund	U	25.80%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Incorporated	OS	100.00%	874 Walker Road, Suite C, City of Dover, County of Kent, State of Delaware 19904, United States
Eastspring Investments India Consumer Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Eastspring Investments India Equity Open Limited	OS	100.00%	
Eastspring Investments India Government Bond Fund QII	U	99.99%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905

Notes to the consolidated financial statements continued

Name of entity	Classes of shares held	Proportion held	Registered office address
Eastspring Investments India Infrastructure Equity Open Limited	OS	100.00 %	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Eastspring Investments Islamic Equity Income Fund	U	39.99 %	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur
Eastspring Investments Limited	OS	100.00 %	Marunouchi Park Building, 6-1 Marunouchi 2-chome, Chiyoda-Ku, Tokyo, Japan
Eastspring Investments Services Pte. Ltd.	OS	100.00 %	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments SICAV-FIS - Alternative Investment Fund	U	100.00 %	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Unit Trusts - Asian Balanced Fund	U	95.91 %	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Unit Trusts - Dragon Peacock Fund ID	U	97.81 %	
Eastspring Investments Unit Trusts - Global Technology Fund	U	89.56 %	
Eastspring Investments Unit Trusts - Pan European Fund	U	53.05 %	
Eastspring Investments Unit Trusts - Singapore ASEAN Equity Fund	U	98.89 %	
Eastspring Investments Unit Trusts - Singapore Select Bond Fund	U	66.19 %	
Eastspring Investments Vietnam ESG Equity Fund	U	98.94 %	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Vietnam Navigator Fund	U	76.61 %	23rd Floor, Saigon Trade Center Building, 37 Ton Duc Thang Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
Eastspring Overseas Investment Fund Management (Shanghai) Company Limited	MI - WFOE	100.00 %	Unit 306-308, 3rd Floor, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China
Eastspring Private Equity Fund 2	U	99.99 %	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Securities Investment Trust Co., Ltd.	OS	99.54 %	4th Floor, No.1 Songzhi Road, Taipei 110, Taiwan
Eastspring Singapore Alternatives VCC	U	100.00 %	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Syariah Equity Islamic Asia Pacific USD Kelas B	U	89.56 %	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Eastspring Syariah Fixed Income USD Kelas A	U	53.49 %	
First Sentier Global Property Securities Fund	U	50.11 %	38 Beach Road, #06-11 South Beach Tower, Singapore 189767
FSITC Global Trends Fund	U	47.66 %	1st Floor, No.6, Sec. 3 ,Minquan West Rd, Taipei
FSSA China Focus Fund	U	65.07 %	70 Sir John Rogerson's Quay, Dublin 2, D02 R296 Ireland
Fubon 1-5 Years US High Yield Bond Ex China	U	24.52 %	8th Floor, No.108, Sec.1, Dunhua South. Rd., Taipei, Taiwan
Fuh Hwa 1-5 Yr High Yield ETF	U	45.82 %	8th & 9th Floor, No.308, Sec. 2, Bade Rd., Da-an District
Furnival Insurance Company PCC Limited	OS	100.00 %	PO Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey
GS Twenty Two Limited	OS	100.00 %	1 Angel Court, London, EC2R 7AG, United Kingdom
HSBC Senior Global Infrastructure Debt Fund	U	100.00 %	8 Canada Square, London, E14 5HQ, United Kingdom
ICICI Prudential Asset Management Company Limited	OS	49.00 %	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
ICICI Prudential Life Insurance Company Limited	OS	21.97 %	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India
ICICI Prudential Pension Funds Management Company Limited	OS	21.97 %	Unit No. A, 2nd Floor, Cnergy Building, Appasaheb Marathe Marg, Prabhadevi, Mumbai, Maharashtra - 400025, India
ICICI Prudential Trust Limited	OS	49.00 %	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
India Innovation High Growth EQ QII	U	100.00 %	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Invesco Select 6 Year Maturity Global Bond Fund	U	99.15 %	8th Floor, No 122, Tung Hua N. Rd. Taipei, Taiwan

Name of entity	Classes of shares held	Proportion held	Registered office address
iShares Core MSCI Asia	U	39.16%	16th Floor, Champion Tower, 3 Garden Road, Central, Hong Kong
iShares MSCI Asia ex Japan Climate Action ETF	U	33.40%	20 Anson Road, #18-01 Twenty Anson, Singapore 079912
iShares MSCI Europe ESG Enhanced UCITS ETF	U	41.71%	12 Throgmorton Avenue, London, EC2N 2DL
iShares MSCI USA ESG Enhanced UCITS ETF	U	31.97%	78 Sir John Rogerson's Quay, Dublin, D02 HD32, Ireland
JPMorgan Asian Total Return Bond	U	99.83%	The Quayside, 12th Floor, Tower 2, 77 Hoi Bun Rd, Hong Kong
JPMorgan Investment Funds - Japan Sustainable Equity Fund	U	76.08%	6 route de Trèves, L-2633 Senningerberg, Grand Duchy of Luxembourg
KKP Active Equity Fund	U	30.86%	209 KKP Tower A, 17 Fl., Sukhumvit 21 (Asoke), Khlong Toey Nua, Wattana, Bangkok 10110 Thailand
Krungsri Greater China Equity Hedged Dividend Fund	U	24.62%	12th, 18th Zone B Floor, Ploenchit Tower 898 Ploenchit Road, Lumpini Pathumwan, Bangkok 10330 Thailand
Lasalle Property Securities SICAV-FIS	U	100.00%	11-13 Bouldevard de la Foire, L-1528 Luxembourg
M&G Asia Property TS Trust	U	100.00%	8 Marina Boulevard, #05-02 Marina Bay, Financial Centre Tower 1, Singapore, 018981
M&G Real Estate Asia Holding Company Pte. Ltd.	OS	33.00%	138 Market Street, #35-01 CapitaGreen, Singapore 048946
Manulife Asia Pacific Bond Fund	U	67.93%	9th Floor, No 89 Son Ren Road, Taipei, Taiwan
Manulife AUD Income Bond Fund	U	23.32%	
Manulife China Offshore Bond Fund	U	64.51%	
Manulife Global Equity Fund	U	22.20%	
Manulife Taiwan Dynamic Fund	U	27.81%	
MEAG FlexConcept	U	72.88%	R.C.S. Luxembourg NR. 28878, 1c, rue Gabriel Lippmann, L-5365 Munsbach
Nomura Global Shariah Sustainable Equity Fund	U	21.76%	Suite No 12.2, Level 12, Menara IMC,No.8 Jalan Sultan Ismail,Kuala Lumpur,50250,WP Kuala Lumpur,Malaysia
Nomura Six Years Fixed Maturity Asia Pacific Emerging Market Bond Fund	U	100.00%	101 Tower, 30th Floor, No. 7 Sec. 5, Xinyi Rd., Xinyi Dist., Taipei, Taiwan
Nomura Six Years Ladder Maturity Asia Pacific Emerging Market Bond Fund	U	99.83%	
North Sathorn Holdings Company Limited	OS	100.00%	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
PCA IP Services Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
PCA Life Assurance Co., Ltd.	OS	99.79%	8th Floor, No.1 Songzhi Road, Taipei City, 11047, Taiwan
PCA Reinsurance Co. Ltd.	OS	100.00%	Unit Level 13(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia
Pinebridge US Dual Core Income Fund	U	29.13%	10th Floor, No. 144, Sec. 2, Minquan East Rd, Taipei
Principal Global Silver Age Fund	U	28.89%	44, 16th Floor, CIMB Thai Bank, Lungsuan Road, Lumpini, Bangkok 10330, Thailand
Principal Islamic Malaysia Government Sukuk Fund	U	60.71%	Level 32, Exchange 106, Lingkaran TRX, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Principal Malaysia Titans Fund	U	52.56%	Level 31, Exchange 106, Lingkaran TRX, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Pru Life Insurance Corporation of U.K.	OS	100.00%	9th Floor, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines
Prudence Foundation	LBG	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential (Cambodia) Life Assurance Plc	OS	100.00%	Chip Mong Tower Building, Units L19, L20, and L21, 19th, 20th, 21st Floor, Russian Federation Blvd (110), Phum 10, Sangkat Phsar Depou 3, Khan Tuol Kork, Phnom Penh, Cambodia
Prudential (US Holdco 1) Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Africa Holdings Limited	OS	100.00%	
Prudential Africa Services Limited	OS	100.00%	3rd Floor, One Africa Place, LR No. 1870/X/45, P.O. Box 1393-00606, Westlands, Nairobi, Kenya

Notes to the consolidated financial statements continued

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Assurance Company Singapore (Pte) Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Assurance Malaysia Berhad	OS	51.00%	Level 26, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Assurance Uganda Limited	OS	100.00%	9th Floor Zebra Plaza, Plot 23 Kampala Road, P.O. Box 2660, Kampala, Uganda
Prudential BeGeneral Insurance Côte d'Ivoire S.A.	OS	51.00%	Abidjan Plateau, Avenue Noguès, Immeuble Woodin Center, 1er étage, 01 P.O. BOX 5173, Abidjan 01, Côte d'Ivoire
Prudential Belife Insurance Côte d'Ivoire S.A.	OS	51.00%	
Prudential Beneficial General Insurance Cameroon S.A.	OS	50.71%	1944, Boulevard de la République Douala-Akwa, P.O. BOX 2328, Douala, Cameroon
Prudential Beneficial Life Insurance Cameroon S.A.	OS	51.00%	
Prudential Beneficial Life Insurance Togo S.A.	OS	50.99%	2963 Rue de la Chance Agbalepedogan, P.O. Box 1115, Lome, Togo
Prudential BSN Takaful Berhad	OS	49.00%	Level 13, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Corporation Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Enterprise Management (Beijing) Co., Ltd.	MI-WFOE	100.00%	Unit 2401-59, 24th floor, China World Office 2, No.1 Jianguomenwai Avenue, Chaoyang District, Beijing, China
Prudential Financial Advisers Singapore Pte. Ltd.	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Financial Partners (Asia) Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, England, United Kingdom
Prudential Financial Partners HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Funding (Asia) PLC	OS	100.00%	1 Angel Court, London, EC2R 7AG, England, United Kingdom
Prudential General Insurance Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential Group Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Group Secretarial Services HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Secretarial Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Holdings Limited	OS	100.00%	4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2EN, United Kingdom
Prudential Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential International Treasury Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Investment Management Private Limited	OS	100.00%	1 Pasir Panjang Road, #12-02, Singapore118479
Prudential IP Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Life Assurance (Lao) Company Limited	OS	100.00%	5th Floor, Lao international Business and Tourist Center Project (Vientiane Center), Khouvieng Road, Nongchan Village, Sisattanak District, Vientiane Capital, Lao PDR
Prudential Life Assurance (Thailand) Public Company Limited	OS	99.93%	944 Mitrtown Office Tower, 10th, 29th-31st Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok, 10330, Thailand
Prudential Life Assurance Kenya Limited	OS	100.00%	Vienna Court, Ground Floor, State House Crescent, Off State House Avenue, P.O. Box 25093-00603, Nairobi, Kenya
Prudential Life Assurance Zambia Limited	OS	100.00%	Prudential House, Plot No. 32256, Thabo Mbeki Road, P.O. Box 31357, Lusaka, Zambia
Prudential Life Insurance Ghana Limited	OS	100.00%	H/NO. 35, Opp. Hobats Clinic, North Street, Tesano, Accra, Accra Metropolitan, Greater Accra, P.O. Box AN 10476, Ghana
Prudential Life Vault Limited	OS	100.00%	48 Awolowo Road, South-West Ikoyi, Lagos, Nigeria
Prudential Mauritius Holdings Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Myanmar Life Insurance Limited	OS	100.00 %	#15-01, 15th Floor, Sule Square, 221 Sule Pagoda Road, Kyauktada Township, Yangon, Myanmar
Prudential Pensions Management Zambia Limited	OS	49.00 %	Prudential Pensions Management Zambia Limited Support Office, Plot F/377/9/H/3, Kabulonga Road, Kabulonga, Lusaka, Zambia
Prudential Services Asia Sdn. Bhd.	OS	100.00 %	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
	PS	100.00 %	
Prudential Services Limited	OS	100.00 %	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Services Philippines Corporation	OS	100.00 %	19th Floor Uptown Place Tower I East, 11th Drive Uptown Bonifacio Fort Bonifacio Bonifacio Global City, Taguig City, Fourth District, National Capital Region (NCR), 1630, Philippines
Prudential Services Singapore Pte. Ltd.	OS	100.00 %	1 Pasir Panjang Road, #12-02, Singapore 118479
Prudential Singapore Holdings Pte. Limited	PS	100.00 %	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
	OS	100.00 %	
Prudential Technology and Services India Private Limited	OS	100.00 %	CoWrks NXT, EPIP Industrial Area, Whitefield Road, K.R Puram, Near SAP Labs, Hubli, Bangalore, Karnataka, 560066, India
Prudential Vietnam Assurance Private Limited	OS	100.00 %	25th Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Prudential Wealth Holdings Company Pte. Ltd.	OS	100.00 %	7 Straits View #07-01, Marina One East Tower, Singapore 018936
Prudential Wealth Management Singapore Pte. Ltd.	OS	100.00 %	
Prudential Zenith Life Insurance Limited	OS	100.00 %	6th Floor, Civic Towers, Plots Ga & G1 Ozumba Mbadiwe Avenue, Victoria Island, Lagos, Nigeria
PT Prudential Sharia Life Assurance	OS	94.62 %	Prudential Tower, 2nd Floor, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
PT. Eastspring Investments Indonesia	OS	99.95 %	
PT. Prudential Life Assurance	OS	94.62 %	Prudential Tower, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
Pulse Ecosystems Pte. Ltd.	OS	100.00 %	1 Pasir Panjang Road, #12-02, Singapore 018936
Pulse Wealth Limited	OS	100.00 %	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	U	96.74 %	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	U	70.66 %	
Reksa Dana Syariah Eastspring Syariah Money Market Khazanah	U	99.69 %	
Rhodium Investment Funds - Singapore Bond Fund	U	99.98 %	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Rhodium Passive Long Dated Bond Fund	U	99.92 %	
Robeco QI European Active Index Equities	U	83.95 %	6, route de Trèves, L-2633 Senningerberg, Grand Duchy of Luxembourg
Schroder Asian Investment Grade Credit	U	21.14 %	138 Market Street, #23-01 CapitaGreen, Singapore 048946
Schroder Emerging Markets Fund	U	54.07 %	
Schroder Multi-Asset Revolution	U	33.05 %	
Scotts Spazio Pte. Ltd.	OS	45.00 %	316 Tanglin Road, #01-01,Singapore, 247978
Shanghai CPE Asset Management Co., Ltd.	MI - JV	26.95 %	Room 101-2, No.128 North Zhangjiabang Road, Pudong District, Shanghai, China
Shenzhen Prudential Technology Limited	MI - WFOE	100.00 %	Unit 5, 8th Floor, China Resources Tower, No.2666 Keyuan South Road, Yuehai Street, Nanshan District, Shenzhen, 518054, China
Sri Han Suria Sdn. Bhd.	OS	51.00 %	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
Staple Limited	OS	100.00 %	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
Templeton Asian Growth Fund	U	21.06 %	8A, rue Albert Borschette, L-1246 Luxembourg
Tisco US Equity Fund	U	21.24 %	48/16-17 , Tisco Tower Building, 9 Floor. North Sathorn, Silom, Bangrak, Bangkok 10500
Tisoc Europe Equity FUND	U	24.77 %	

Notes to the consolidated financial statements continued

Name of entity	Classes of shares held	Proportion held	Registered office address
United Global Innovation Fund	U	22.13%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
United Global Quality Equity Fund	U	42.24%	Jln Raja Laut, City Centre, 50100 Kuala Lumpur, Wilayah Persekutuan Kuala Lumpur
United Global Quality Growth Fund	U	25.11%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
UOB Smart Global Healthcare Fund	U	40.27%	
UOB Smart Japan Small and Mid Cap Fund	U	43.89%	
UOB Smart Millennium Growth Fund	U	33.76%	
Vanguard Long-Term Corporate Bond Index Fund ETF Shares	U	45.26%	The Vanguard Group, Inc., P.O. Box 2600, Valley Forge, PA 19482
VCC - ESI Global Real Estate Fund	U	99.99%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936

*   Prudential Assurance Malaysia Berhad is consolidated in the Group's consolidated financial statements reflecting the controlling interest of the Group. From 2024, the Group has recognised a 49 per cent non-controlling interest as discussed in note D2.

†   Prudential BSN Takaful Berhad is a joint venture that is accounted for using the equity method, for which the Group has an economic interest of 70 per cent for all business sold up to 31 December 2016 and of 49 per cent for new business sold subsequent to this date.

‡   The holding of 94.62 per cent for PT. Prudential Life Assurance represents the proportion held in the Indonesia subsidiary attaching to the aggregate of the shares across the types of capital in issue.

The below table lists the issued share capital of the subsidiaries of the Group which, in the opinion of the Directors, principally affect the results or assets of the Group:

Name of entity	Issued and fully paid up share / registered capital
Prudential Assurance Company Singapore (Pte) Limited	526,557,000 ordinary shares of SGD 1 each
PT. Prudential Life Assurance	105,500 ordinary shares and 6,000 preference shares of RP 1,000,000 each
Prudential Hong Kong Limited	3,691,854,873 ordinary shares of HKD 1 each
Prudential Assurance Malaysia Berhad	100,000,000 ordinary shares of RM 1 each

Statement of financial position of the parent company

	Note	31 Dec 2024 $m	31 Dec 2023 $m
Fixed assets			
Investments in subsidiary undertakings	5	**13,789**	13,786
Current assets			
Amounts owed by subsidiary undertakings		**6,577**	7,267
Cash at bank and in hand		**107**	21
Prepayments and other debtors		**3**	–
		6,687	7,288
Liabilities: amounts falling due within one year			
Amounts owed to subsidiary undertakings		**(852)**	(866)
Tax payable		**(8)**	(7)
Other liabilities		**(19)**	(7)
		(879)	(880)
Net current assets		**5,808**	6,408
Total assets less current liabilities		**19,597**	20,194
Liabilities: amounts falling due after more than one year			
Amounts owed to subsidiary undertakings		**(3,637)**	(3,610)
Total net assets		**15,960**	16,584
Capital and reserves	6		
Share capital		**176**	183
Capital redemption reserve		**7**	–
Share premium		**5,009**	5,009
Profit and loss account		**10,768**	11,392
Shareholders' funds		**15,960**	16,584

	2024 $m	2023 $m
Profit for the year	**786**	1,525

The financial statements of the parent company on pages 321 to 325 were approved by the Board of Directors on 19 March 2025 and signed on its behalf by:

Shriti Vadera
Chair

Anil Wadhwani
Chief Executive Officer

Statement of changes in equity of the parent company

	Share capital $m	Share premium $m	Capital redemption reserve $m	Profit and loss account $m	Shareholders' funds $m
Balance at 1 Jan 2023	182	5,006	–	10,354	15,542
Profit for the year	–	–	–	1,525	1,525
Valuation movements on Jackson equity securities measured at fair value through other comprehensive income	–	–	–	8	8
Total comprehensive income for the year	–	–	–	1,533	1,533
Transactions with owners, recorded directly in equity					
New share capital subscribed	1	3	–	–	4
Share-based payment transactions	–	–	–	38	38
Dividends	–	–	–	(533)	(533)
Total transactions with owners	1	3	–	(495)	(491)
Balance at 31 Dec 2023 / 1 Jan 2024	183	5,009	–	11,392	16,584
Profit and total comprehensive income for the year	–	–	–	786	786
Transactions with owners, recorded directly in equity					
Share repurchase/buyback programmes	(7)	–	7	(878)	(878)
Share-based payment transactions	–	–	–	20	20
Dividends	–	–	–	(575)	(575)
Effect of scrip dividends	–	–	–	23	23
Total transactions with owners	(7)	–	7	(1,410)	(1,410)
Balance at 31 Dec 2024	176	5,009	7	10,768	15,960

Notes to the parent company financial statements

1 Nature of operations

Prudential plc ('the Company') together with its subsidiaries (collectively, the 'Group' or 'Prudential') is an international financial services group. Prudential plc provides life and health insurance and asset management services in Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions.

2 Basis of preparation

The financial statements of the Company, which comprise the statement of financial position, statement of changes in equity and related notes, are prepared in accordance with UK Generally Accepted Accounting Practice, including Financial Reporting Standard 101 Reduced Disclosure Framework ('FRS 101') and Part 15 of the Companies Act 2006.

In preparing these financial statements, the Company applies the recognition, measurement and disclosure requirements in accordance with international accounting standards adopted for use in the UK but makes amendments where necessary, in order to comply with the Companies Act 2006, and has set out below where advantages of the FRS 101 disclosure exemptions have been taken. The Company has also taken the advantage of the exemption under Section 408 of the Companies Act 2006 from presenting its own profit and loss account.

In these financial statements, the Company has applied the exemptions available under FRS 101 in respect of the following disclosures:

– IAS 1 disclosure in respect of capital management and certain comparative information;
– IAS 7 cash flow statement and related notes;
– IAS 8 list of issued (and their likely effects of) new or revised but not yet effective IFRS standards;
– IAS 24 disclosures in respect of transactions with wholly-owned subsidiaries within the Group; and
– IFRS 15 'Revenue from Contracts with Customers' in respect of revenue recognition.

As the consolidated financial statements of the Group include the equivalent disclosures, the Company has also applied the exemptions available under FRS 101 in respect of the following disclosures:

– IFRS 2 'Share-based Payment' in respect of Group-settled share-based payments;
– IFRS 7 'Financial Instruments: Disclosures' and the consequential amendments to IFRS 7 related to IFRS 9; and
– IFRS 13 'Fair Value Measurement'.

The accounting policies set out in note 3 below have been applied consistently to both years presented in these financial statements.

The Company and the Group manage cash resources, remittances and financing primarily in USD. Accordingly, the functional and presentational currency of the Company is USD.

On the basis of the assessment of going concern for the Company and the Group as set out in note A1 to the Group IFRS consolidated financial statements, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these financial statements for the year ended 31 December 2024.

3 Significant accounting policies

Investments in subsidiary undertakings

Investments in subsidiary undertakings are shown at cost less impairment. Investments are assessed for indicators of impairment, and if any are identified, any impairment is assessed by comparing the net assets and value in use of the subsidiary undertakings with the carrying value of the investments.

Amounts owed by subsidiary undertakings

Amounts owed by subsidiary undertakings are shown at cost less expected credit losses, which are determined using the expected credit loss approach under IFRS 9.

Financial instruments

Under IFRS 9, except for derivative instruments (where applicable) that are mandatorily classified as FVTPL, all financial assets and liabilities of the Company are held at amortised cost. The Company assesses impairment on its loans and receivables using the expected credit loss approach. The expected credit loss on the Company's loans and receivables, the majority of which represent loans to its subsidiaries, have been assessed by taking into account the probability of defaults on those loans. In all cases, the subsidiaries are expected to have sufficient resources to repay the loans either now or over time based on projected earnings. For loans recallable on demand, the expected credit loss has been limited to the impact of discounting the value of the loan between the balance sheet date and the anticipated recovery date. For loans with a fixed maturity date, when held, the expected credit loss has been determined with reference to the historical experience of loans with equivalent credit characteristics.

Dividends

Interim dividends are recorded in the year in which they are paid.

Cash and scrip dividends are initially recorded in the statement of changes in equity as a deduction from retained earnings, at the value of the cash paid, or the cash equivalent to the scrip dividend. For scrip dividends settled by a new issue of shares the deduction from retained earnings is subsequently reversed and an amount equal to the nominal value of shares issued is transferred to share capital from share premium or the capital redemption reserve.

Notes to the parent company financial statements continued

Foreign currency translation

Transactions not denominated in the Company's functional currency, USD, are initially recorded at the rate of currency prevailing on the date of the transaction. Monetary assets and liabilities not denominated in the Company's functional currency are translated to the Company's functional currency at year end spot rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Tax

Current tax recoverable (payable) recognised in the balance sheet is measured at the amount expected to be recovered from (paid to) relevant tax authorities in accordance with the provisions of IAS 12 'Income Taxes'.

Deferred tax assets and liabilities are recognised in accordance with the provisions of IAS 12.

The Company has applied the IAS 12 paragraph 4A mandatory exemption from recognising and disclosing information on the associated deferred tax assets and liabilities related to Pillar Two income taxes at 31 December 2024. For further details of the impact of Pillar Two income taxes, refer to note B3 to the Group IFRS consolidated financial statements.

Share-based payments

The Group offers share awards and option plans for certain key employees and a Save As You Earn (SAYE) plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled.

Under IFRS 2 'Share-based payment', where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions. Cash receipts from business units in respect of newly issued share schemes are treated as returns of capital within investments in subsidiaries.

4 Reconciliation from the FRS 101 parent company results to the Group IFRS results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRS as issued by the IASB and international financial reporting standards adopted for use in the UK.

The tables below provide a reconciliation between the FRS 101 parent company results and the Group IFRS results.

	2024 $m	2023 $m
Profit after tax		
Profit for the year of the Company in accordance with FRS 101 [note (i)]	**786**	1,525
Accounting policy difference [note (ii)]	**11**	(65)
Share in the IFRS result of the Group, net of distributions to the Company [note (iii)]	**1,488**	241
Profit after tax of the Group attributable to equity holders in accordance with IFRS	**2,285**	1,701

	31 Dec 2024 $m	31 Dec 2023 $m
Shareholders' equity		
Shareholders' funds of the Company in accordance with FRS 101	**15,960**	16,584
Accounting policy difference [note (ii)]	**11**	–
Share in the IFRS net equity of the Group [note(iii)]	**1,521**	1,239
Shareholders' equity of the Group in accordance with IFRS	**17,492**	17,823

Notes
(i) The Company's profit for the year includes distributions to the Company from subsidiaries of $710 million (2023: $1,277 million).
(ii) Accounting policy difference represents the difference in accounting for expected credit losses on loan assets.
(iii) The share in the IFRS result of the Group represents the Company's interest in the earnings of its subsidiaries, JVs and associates. The share in the IFRS net equity of the Group represents the Company's interest in the net assets of its subsidiaries, JVs and associates. The movement compared with the prior year reflects movements in the results of the Group relative to the result of the Company.

5 Investments in subsidiary undertakings

	2024 $m	2023 $m
At 1 Jan	**13,786**	13,178
Capital injections [note (i)]	**–**	606
Other [note (ii)]	**3**	2
At 31 Dec	**13,789**	13,786

Notes
(i) In March 2023, the Company subscribed to $17 million in equity in Prudential Corporation Asia Limited (PCAL), an immediate subsidiary, as part of the transfer of debt to subsidiary company Prudential Funding (Asia) Limited (PFAL). In June 2023, the Company subscribed to $400 million of equity in PCAL as part of the capitalisation of Group company PFAL and, in September 2023, intercompany loans of $189 million owed to the Company were settled in exchange for the issue of equity instruments from PCAL.
(ii) Other includes net amounts in respect of share-based payments settled by the Company for employees of its subsidiary undertakings.

Investments in subsidiary undertakings held at 31 December 2024 have been assessed for indicators of impairment and none were identified.

Subsidiary undertakings of the Company at 31 December 2024 are listed in note D6.4 to the Group IFRS consolidated financial statements.

6 Capital and reserves

Share capital and share premium
A summary of the ordinary shares in issue and the options outstanding to subscribe for the Company's shares at 31 December 2024 is set out in note C8 to the Group IFRS consolidated financial statements.

Share repurchase/buyback programmes
In January and June 2024, the Company completed two share buyback programmes to offset dilution from the vesting of awards under employee and agent share schemes during 2023 and the first half of 2024, respectively. The Company repurchased 4.6 million ordinary shares in aggregate for a total consideration of $48 million.

In November 2024, the Company completed a share buyback programme to offset dilution from the issue of shares under its scrip dividend programme during 2024. The Company repurchased 2.8 million ordinary shares in aggregate for a total consideration of $23 million.

On 23 June 2024, the Company announced the commencement of the $2 billion share buyback programme to reduce the issued share capital of the Company in order to return capital to shareholders. As at 31 December 2024, 92.1 million ordinary shares in aggregate have been repurchased for a total consideration of approximately $785 million. In addition $22 million was incurred for costs associated with the buyback and the obligation under the non-cancellable period of the arrangement with the bank conducting the buyback, which was recognised as a financial liability at 31 December 2024.

Further details of the share repurchase/buyback programmes by the Company are provided in note C8 to the Group IFRS consolidated financial statements.

Retained profit of the Company
Retained profit at 31 December 2024 amounted to $10,768 million (31 December 2023: $11,392 million). The retained profit includes distributable reserves of $4,996 million (31 December 2023: $5,640 million) and non-distributable reserves of $5,772 million (31 December 2023: $5,752 million). The non-distributable reserves of the Company relate to gains on intra-group transactions, in which qualifying consideration was not received, and share-based payment reserves.

Under UK company law, Prudential may pay dividends only if sufficient distributable reserves of the Company are available for the purpose, and if the amount of its net assets is greater than the aggregate of its called-up share capital and non-distributable reserves (such as the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate.

The retained profit of the Company is substantially generated from dividend income received from subsidiaries. The Group's segmental analysis illustrates the generation of profit across the Group (see note B1.1 to the Group IFRS consolidated financial statements). The Group and its subsidiaries are subject to local regulatory minimum capital requirements, as set out in note C9 of the Group IFRS consolidated financial statements. A number of the principal risks set out in the Risk review report could impact the generation of profit in the Group's subsidiaries in the future and hence impact their ability to pay dividends in the future.

In determining the dividend payment in any year, the Directors follow the Group dividend policy described in the Financial review section of this Annual Report. The Directors consider the Company's ability to pay current and future dividends twice a year by reference to the Company's business plan and certain stressed scenarios.

7 Other information

(a) Information on key management remuneration is given in note B2.3 to the Group IFRS consolidated financial statements. Additional information on directors' remuneration is given in the Directors' remuneration report section of this Annual Report.

(b) Information on transactions of the Directors with the Group is given in note D4 to the Group IFRS consolidated financial statements.

(c) The Company employs no staff.

(d) Fees payable to the Company's auditor for the audit of the Company's annual accounts were $0.1 million ($0.1 million in 2023) and for other services were nil ($0.1 million in 2023).

(e) In certain instances, the Company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

8 Post balance sheet events

Dividends
The second interim dividend for the year ended 31 December 2024, which was approved by the Board of Directors after 31 December 2024, is described in note B5 to the IFRS consolidated Group financial statements.

Statement of Directors' responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with UK-adopted international accounting standards and applicable law and have elected to prepare the parent company financial statements in accordance with UK accounting standards and applicable law, including FRS 101 Reduced Disclosure Framework.

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to:

– select suitable accounting policies and then apply them consistently;
– make judgements and estimates that are reasonable, relevant, reliable and prudent;
– for the Group financial statements, state whether they have been prepared in accordance with UK-adopted international accounting standards;
– for the parent company financial statements, state whether applicable UK accounting standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements;
– assess the Group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
– use the going concern basis of accounting unless they either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company's transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic report, Directors' report, Directors' remuneration report and Corporate governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement of the directors in respect of the annual financial report
The directors of Prudential plc, whose names and positions are set out on pages 160 to 164 confirm that to the best of their knowledge:

– the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole;
– the strategic report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that they face; and
– the annual report and financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy.

Independent auditor's report to the members of Prudential plc

Opinion

In our opinion:

– Prudential plc's Group financial statements and parent company financial statements (the "financial statements") give a true and fair view of the state of the Group's and of the parent company's affairs as at 31 December 2024 and of the Group's profit for the year then ended;
– the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;
– the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
– the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of Prudential plc (the 'Parent Company') and its subsidiaries (the 'Group') for the year ended 31 December 2024 which comprise:

Group	Parent company
Consolidated statement of financial position as at 31 December 2024	Statement of financial position as at 31 December 2024
Consolidated income statement for the year then ended	Statement of changes in equity for the year then ended
Consolidated statement of comprehensive income for the year then ended	Related notes 1 to 8 to the Financial statements including material accounting policy information
Consolidated statement of changes in equity for the year then ended	
Consolidated statement of cash flows for the year then ended	
Related notes A1 to D6 to the financial statements, including material accounting policy information and the information marked 'audited' in the Risk Review section of the Annual Report	

The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and UK-adopted international accounting standards. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The non-audit services prohibited by the FRC's Ethical Standard were not provided to the Group or the parent company and we remain independent of the Group and the parent company in conducting the audit.

Independent Auditor's Report to the members of Prudential plc continued

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. In evaluating the directors' assessment of the Group and parent company's ability to continue to adopt the going concern basis of accounting we:

– confirmed our understanding of management's going concern assessment process and obtained management's assessment which covers the period to 31 March 2026;
– assessed management's evaluation of the liquidity and solvency position of the Group by reviewing base case and stressed liquidity and solvency projections through the going concern period;
– evaluated management's forecast analysis to understand the severity of the downside scenarios that would be required to occur to result in the elimination of solvency and / or liquidity headroom and considered the actions available to management in such scenarios;
– performed enquiries of management and those charged with governance to identify risks or events that may impact the Group's ability to continue as a going concern; and
– assessed the appropriateness of the going concern disclosures by comparing the disclosures with management's assessment and considering their compliance with the relevant reporting requirements.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and parent company's ability to continue as a going concern for a period to 31 March 2026.

In relation to the Group and parent company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's ability to continue as a going concern.

Overview of our audit approach

Audit scope	– We performed an audit of the complete financial information of 6 components and audit procedures on specific balances for a further 4 components. – We performed central procedures for certain audit areas and balances as outlined in the Tailoring the scope section of our report.
Key audit matters	– Valuation of best estimate insurance contract liabilities. – Revenue recognition in respect of the release of contractual service margin (CSM).
Materiality	– Overall Group materiality of $180m which represents c1% of total equity.

An overview of the scope of the parent company and group audits

Tailoring the scope

In the current year our audit scoping has been updated to reflect the new requirements of ISA (UK) 600 (Revised). We followed a risk-based approach when developing our audit strategy to obtain sufficient appropriate audit evidence on which to base our audit opinion. We performed risk assessment procedures, with input from our component auditors, to identify and assess risks of material misstatement of the Group financial statements and identified significant accounts and disclosures.

When identifying components at which audit work needed to be performed to respond to the identified risks of material misstatement of the Group financial statements, we considered our understanding of the Group and its environment, including its organisation structure and business model; the applicable financial reporting framework; and the Group's system of internal control, including the extent of centralised activities relevant to financial reporting.

We took a centralised approach to auditing certain processes and controls, as well as the substantive testing of specific account balances related to those processes. This included audit procedures over the Group's shared IT infrastructure and elements of the Group's IFRS 17 infrastructure that are managed and maintained centrally.

We determined that centralised audit procedures could be performed across elements of the best estimate liability and contractual service margin significant accounts described later in this report, and for other audit areas, including: impairment of goodwill and distribution rights; going concern and long-term viability; Group-wide controls; taxation; and share based payments.

In addition to the above areas, for 6 selected components, the audit team performed certain procedures centrally over the cash balances as at 31 December 2024. These components are separate to those described below.

We identified 8 components as individually relevant to the Group due to significant risks or areas of higher assessed risk of material misstatement of the Group financial statements being associated with the component, or due to the financial size of the component relative to the Group.

We identified the significant accounts where audit work needed to be performed at these individually relevant components by applying professional judgement, including considering the reasons for identifying the component as individually relevant and the size of the component's account balance relative to the Group significant account balance.

We then considered whether the remaining Group significant account balances not yet subject to audit procedures, in aggregate, could give rise to a risk of material misstatement of the Group financial statements. We selected a further 2 components of the Group to include in our audit scope to address these risks.

Having identified the components for which work would be performed, we determined the scope to assign to each component.

Of the 10 components selected, we designed and performed audit procedures on the entire financial information of the principal life insurance companies in Hong Kong, Singapore, Malaysia, Indonesia, Vietnam and the Mainland China life insurance joint venture, ("full scope components"), which were selected based on their size or risk characteristics. For 3 components, representing the life insurance companies in Taiwan and Thailand and certain holding and service entities in the UK and Hong Kong we designed and performed audit procedures on specific significant account balances or disclosures of the financial information of the component ("specific scope components"). For the remaining component, Eastspring asset management, we performed specified audit procedures to obtain evidence for one or more relevant significant accounts ("specified procedure component").

The table below shows the contribution of the full scope, specific scope and specified procedure components to these metrics, and to the Best estimate insurance contract liabilities and Release of CSM that are considered Key Audit Matters and described later in this report.

	2024				
	Total equity	Profit before tax	Total assets	Best estimate insurance contract liabilities (Note 3)	Release of CSM (Note 3)
Full scope	65%	85%	83%	89%	86%
Specific scope (Note 1)	21%	(8%) (Note 2)	11%	10%	9%
Specified procedures	5%	8%	1%	–	–
Full scope, specific scope and specified procedures coverage	91%	85%	95%	99%	95%
Remaining components (Note 4)	9%	15%	5%	1%	5%
Total reporting components	100%	100%	100%	100%	100%

(1) The audit scope of the specific scope components may not have included testing of all significant accounts of the component but will have contributed to the coverage of significant accounts tested for the Group.
(2) The profit before tax coverage of (8%) includes central costs and interest on core structural borrowings which are audited by the primary team and have a contribution of (18%) and the life insurance specific scope components that have a contribution of 10%.
(3) The Group audit risks in respect of the valuation of the best estimate insurance contract liabilities and revenue recognition in respect of release of the contractual service margin were subject to full audit procedures at each of the full scope components and the specific scope life insurance components.
(4) Of the remaining components, none are individually greater than 4% of the Group's total equity. For these components, we performed other procedures at the Group level to respond to any potential risks of material misstatement to the Group financial statements which included: performing analytical reviews at the Group financial statement line item level, testing Group-wide controls and testing consolidation journals and intercompany eliminations.

Independent Auditor's Report to the members of Prudential plc continued

Involvement with component teams

In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, as the Group audit engagement team, or by component auditors from other EY global network firms operating under our instruction. For the UK and Hong Kong holding and service companies and for the centralised processes and controls, audit procedures were performed directly by the primary audit team. For the full scope and remaining specific scope components, audit procedures were performed by component audit teams. Where the work was performed by component auditors, we determined the appropriate level of involvement to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the Group as a whole.

The primary team were responsible for the scoping and direction of the audit process and interacted regularly with the component teams throughout the audit, including regular video conference meetings to provide updates on the Group, the audit approach and matters arising from the component audits.

The primary team continued to follow a programme of planned visits that has been designed to ensure that the Senior Statutory Auditor and/or other senior members of the primary team visit each in scope component location during the period to review and oversee the procedures performed by local teams. During the current year's audit cycle, visits were undertaken by the primary audit team to the component teams in each location listed above. These visits involved discussing the audit approach with the component team and any issues arising from their work, meeting with local management, reviewing relevant audit working papers related to controls and substantive testing on risk areas and, for the largest four components, attending local Audit Committees.

The combination of these oversight procedures, together with the additional procedures performed at Group level, gave us appropriate evidence for our opinion on the Group financial statements.

Climate change

The Group has determined that the most significant future impacts from climate change on its operations will be from strategy implementation, financial resilience, insurance and product risks, operational resilience, data and model limitations and regulatory, legislative and disclosure expectations. These are explained, together with the Group's climate commitments, in the required Task Force On Climate Related Financial Disclosures in the sustainability section, and in the Risk Review section, of the Strategic Report. All of these disclosures form part of the "Other information," rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the Group's business and any consequential material impact on its financial statements.

The Group has explained in note C6 Risk and sensitivity analysis how climate change has been reflected in the Financial statements. Significant judgements and estimates relating to climate change are included in note C6, detailing in particular that the application of three commonly used scenarios of plausible global responses to climate change do not indicate the need for explicit allowance for climate change within the current valuation of assets and liabilities.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating management's assessment of the impact of climate risk, physical and transition, their climate commitments, the effects of material climate risks disclosed and their assessment that there is no need for explicit allowance for climate change within the valuation of assets and liabilities following the requirements of UK-adopted international accounting standards. As part of this evaluation, we performed our own risk assessment, supported by our climate change internal specialists, to determine the risks of material misstatement in the financial statements from climate change which needed to be considered in our audit.

We also challenged the Directors' considerations of climate change risks in their assessment of going concern and viability and associated disclosures. Where considerations of climate change were relevant to our assessment of going concern, these are described above.

Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to impact a key audit matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the Financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Risk area	Our response to the risk

Valuation of best estimate insurance contract liabilities
(Net best estimate insurance contract liabilities $123.4bn; 2023: $116.2bn)
 	
Refer to the Audit Committee Report ; and Note A3.1 of the Consolidated Financial Statements
 	
The IFRS 17 best estimate liabilities (BEL) are calculated using complex fulfilment cashflow models and are sensitive to economic and non-economic assumptions set by management.
 	
Judgment is involved in setting economic assumptions, particularly discount rates (including the illiquidity premium adjustment) and investment return assumptions; and in determining non-economic assumptions in respect of mortality, morbidity (including medical claims costs), persistency and expenses (including IFRS 17 attribution).
 	
There is a risk that assumptions do not reflect the economic environment and the Group's demographic and operating experience. Due to the element of judgment in setting non-economic assumptions and the sensitivity of the insurance contract balances to small changes in assumptions, there is an inherent risk of management override in this area.
 	
We consider the integrity and appropriateness of fulfilment cashflow models used to determine the IFRS 17 BEL to be critical to the valuation of insurance contract balances. We consider the key risks to relate to:
 	
i)   model changes applied to the fulfilment cashflow models;
 	
ii)   completeness and accuracy of policyholder data; and
 	
iii)   appropriateness of material out-of-model adjustments.
	Using EY actuaries as part of our audit team, we performed the following procedures:
	
	For assumptions:
	
	– obtained an understanding and tested the design and operating effectiveness of key controls over management's process for setting economic and non-economic assumptions;
	– for economic assumptions:
	  – tested discount rates and investment return assumptions for a sample of currencies by reference to yield curves and the Group's economic scenario generators; and
	  – compared the information used to determine the illiquidity premium to the characteristics of the liabilities, asset allocations, and yields-to-maturity and allowance for credit risk on the reference portfolio of assets;
	– for non-economic assumptions:
	  – compared the key assumptions other than expense assumption set by management with the results of management's experience investigations, market trends and regulatory developments around product features and pricing; and
	  – compared the expense assumptions to the Group's historical, current and projected expense levels and policy relating to the attribution of expenses to insurance contracts;
	– performed procedures to test that the assumptions used in the models were consistent with the approved basis.
	
	For IFRS 17 fulfilment cashflows modelling:
	
	– obtained an understanding of management's processes and tested the design and operating effectiveness of key controls over the appropriateness of model changes, completeness and accuracy of policy data and appropriateness of out-of-model adjustments;
	– for a sample of new models and changes to existing models, we compared management's model validation results with the terms and conditions of the related insurance contracts and the Group's IFRS 17 valuation policies. For a selection of these models, we performed an independent recalculation of the BEL for a sample of insurance contract Groups (ICGs) and compared the results to the output of the fulfilment cashflow models used by management;
	– tested reconciliations of model point files to the policy administration system and output of the fulfilment cashflow models; and
	– gained an understanding of the rationale for material out-of-model adjustments, compared the calculation methodology to the Group's IFRS 17 valuation policies and tested the calculation of the adjustments.

Independent Auditor's Report to the members of Prudential plc continued

Risk area	Our response to the risk

Key observations communicated to the Audit Committee

We determined that the actuarial assumptions used by management fall within a reasonable range and are concluded to be reasonable.

We determined that the fulfilment cashflow models used are appropriate, that changes to the models were implemented as intended and that controls over management's processes for modelling IFRS 17 BEL using the fulfilment cashflow models were operating effectively.

We determined that the recorded BEL, including liabilities calculated outside the fulfilment cashflow models, is reasonable.

Revenue recognition in respect of the release of contractual service margin (CSM)

(Release of CSM $2.3bn; 2023: $2.2bn)

Refer to the Audit Committee Report; and Note A3.1 of the Consolidated Financial Statements

Release of CSM is a key component of insurance revenue under IFRS 17 and its calculation involves significant management judgment.

The release of CSM is measured based on the level of service provided, as measured by coverage units, and is based on the opening CSM adjusted for movements in the period, including:

- Additions to the CSM during the period in respect of new business
- Interest accretion for contracts measured using the General Measurement Model (GMM)
- The change in fair value of underlying items for contracts measured using the variable fee approach (VFA)
- Changes in fulfilment cashflows arising from changes in non-economic assumptions, that relate to future service

Given the importance of the release of CSM to reported insurance revenue, and the complexity of calculations and subjectivity of assumptions involved in determining coverage units and movements in the CSM, we consider release of CSM to give rise to an inherent risk of fraud in revenue recognition.

Our response to the risk

Using EY actuaries as part of our audit team, we performed the following procedures:

- obtained an understanding of management's processes and tested the design and operating effectiveness of controls over: (1) the determination of coverage units; (2) the change management and governance process over the CSM calculation model; (3) management review controls over CSM movements during the period, including release of CSM;
- for a sample of contracts issued during the year, tested the calculation of the initial CSM including, where relevant, the identification of onerous contracts;
- tested the accuracy of the CSM calculation, including the determination of coverage units, interest accretion for contracts measured using GMM and release of CSM, through reperformance of the calculation for a sample of ICGs;
- compared the release pattern to our expectations, based on the prior year release pattern and changes in the business and economic environment during the period;
- compared the impact of non-economic and economic assumption changes in the CSM movement, including changes in the fair value of underlying items for contracts measured using VFA, to related changes in the BEL calculation, including considering whether they related to past or future service; and
- validated the CSM movement disclosures in the financial statements to the output of the CSM calculation model.

Key observations communicated to the Audit Committee

We determined that the CSM calculation model is appropriate, that changes to the model were implemented as intended and that controls over management's processes over the CSM calculation model, coverage units determination and CSM movements operated effectively.

We also determined that CSM movements including release of CSM are reasonable and that CSM related disclosures in the consolidated financial statements are complete and appropriate.

In the prior year, our auditor's report included a key audit matter in relation to the transition to IFRS 17. In the current year, this is no longer relevant.

Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group to be $180 million (2023: $170 million), which is c1% (2023: c1%) of total equity. We believe that total equity is an appropriate measure to set materiality as we believe that investors are mainly focused on the financial strength of the Group, for which the most appropriate IFRS metric is equity, and growth and profitability metrics based on the non-IFRS embedded value reporting bases.

We determined materiality for the Parent Company to be $160 million (2023: $165 million), which is 1% (2023: 1%) of total equity.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group's overall control environment, our judgement was that performance materiality was 50% (2023: 50%) of our planning materiality, namely $90m (2023: $85m). We have set performance materiality at this percentage due to the total impact of misstatements identified in the prior period audit.

Audit work was undertaken at component locations for the purpose of responding to the assessed risks of material misstatement of the Group financial statements. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was $20m to $41m (2023: $19m to $38m).

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of $9m (2023: $9m), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the annual report comprising the Strategic Report, the Governance Report, the Directors' Remuneration Report, the EEV Basis Results and the Additional Information, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

– the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
– the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

Independent Auditor's Report to the members of Prudential plc continued

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

– adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
– the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
– certain disclosures of directors' remuneration specified by law are not made; or
– we have not received all the information and explanations we require for our audit

Corporate Governance Statement

We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the Group and company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the UK Listing Rules.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

– Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified;
– Directors' explanation as to its assessment of the company's prospects, the period this assessment covers and why the period is appropriate;
– Director's statement on whether it has a reasonable expectation that the Group will be able to continue in operation and meets its liabilities;
– Directors' statement on fair, balanced and understandable;
– Board's confirmation that it has carried out a robust assessment of the emerging and principal risks;
– The section of the annual report that describes the review of effectiveness of risk management and internal control systems; and
– The section describing the work of the audit committee.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

– We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are the relevant laws and regulations related to elements of company law, insurance regulation and tax legislation, and the financial reporting framework. Our considerations of other laws and regulations that may have a material effect on the financial statements included permissions and supervisory requirements of the listing authorities in the countries where the Company's shares and debt are listed. We also obtained an understanding of the laws and regulations in the territories in which the Group operates to consider if these would have a material effect on the financial statements.
– We understood how the Company is complying with those frameworks by making enquiries of management and those responsible for legal and compliance matters. We also reviewed correspondence between the Company and regulatory bodies; reviewed minutes of the Board and its Committees; and gained an understanding of the Company's governance framework.
– We assessed the susceptibility of the Group's financial statements to material misstatement, including how fraud might occur by assessing events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included:

- Enquiring of Directors, the Audit Committee and Internal Audit
- Inspecting papers provided to those charged with governance as to the policies and procedures to prevent and detect fraud, including the Group's "whistleblowing" policies and procedures along with engagement with local management to identify fraud risks specific to their business units, as well as whether they have knowledge of any actual, suspected or alleged fraud.
- Reading Board and Audit Committee minutes.
- Considering remuneration incentive schemes and performance targets for management.

- Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved inquiries of the Group's internal legal counsel, internal audit, certain senior management executives and focused testing on a sample basis, including journal entry testing.
- The risk of fraud was considered to be higher within revenue recognition in respect of the release of CSM of due to the fact that the release of CSM represents a significant portion of the Company's insurance revenue. We also considered there to be a higher fraud risk specifically related to non-economic assumptions, which affect the valuation of the insurance contract liabilities. We considered management override risk to be higher in this area due to significant judgements and estimates involved. Our procedures over Key Audit Matters and other significant accounting estimates included challenging management on the assumptions and judgements made in determining these estimates, including assessing significant accounting estimates for bias.
- To address the pervasive risk as it relates to management override, we also performed procedures including:
  - Identifying journal entries based on risk criteria and comparing the identified entries to supporting documentation.
  - The Group operates in the insurance industry which is a highly regulated environment. As such, the Senior Statutory Auditor considered the experience and expertise of the Group audit engagement team and the component teams to ensure that the team had the appropriate competence and capabilities, which included the use of specialists where appropriate.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Other matters we are required to address

Following the recommendation from the Audit Committee we were appointed by the company on 25 May 2023 to audit the Financial statements for the year ending 31 December 2023 and subsequent financial periods.

The period of total uninterrupted engagement including previous renewals and reappointments is 2 years, covering the years ending 31 December 2024 and 31 December 2023.

The audit opinion is consistent with the additional report to the Audit committee.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Ernst & Young LLP

John Headley (Senior statutory auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor

London, United Kingdom
19 March 2025

EEV basis results

European Embedded Value (EEV) basis results

Description of EEV basis reporting

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in 2016. All results are stated net of tax and converted using actual exchange rates (AER) unless otherwise stated. AER are actual historical exchange rates for the relevant accounting period. Constant exchange rates (CER) results are calculated by translating prior year results using current year foreign currency exchange rates, ie current year average rates for the income statement and current year closing rates for the balance sheet.

The Directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. In preparing the EEV basis supplementary information, the Directors have satisfied themselves that the Group remains a going concern. Further information is provided in note A1 to the IFRS consolidated financial statements.

EEV results highlights

	2024	2023				
		AER		CER		
	$m	$m	% change	$m	% change	% change excluding economics note (v)
New business profit note (i)	**3,078**	3,125	(2)%	3,093	–	11 %
Annual premium equivalent (APE) note (i)	**6,202**	5,876	6 %	5,787	7 %	7 %
New business margin (APE) (%)	**50 %**	53 %	-3pp	53 %	-3pp	+2pp
Present value of new business premiums (PVNBP)	**30,612**	28,737	7 %	28,436	8 %	
Gross operating free surplus generated from in-force insurance and asset management business notes (i)(ii)	**2,642**	2,740	(4)%	2,706	(2)%	
Net operating free surplus generated from insurance and asset management business notes (i)(ii)	**1,942**	2,007	(3)%	1,984	(2)%	
EEV operating profit notes (i)(iii)	**4,828**	4,546	6 %	4,522	7 %	
EEV operating profit, net of non-controlling interests	**4,671**	4,526	3 %	4,506	4 %	
Operating return on Group EEV (%) note (iv)	**12 %**	12 %				
Closing Group EEV equity, net of non-controlling interests	**44,218**	45,250	(2)%	44,707	(1)%	
Closing Group EEV equity, net of non-controlling interests per share (in cents)	**1,664¢**	1,643¢	1 %	1,623¢	3 %	

Notes
(i)   Results are presented before deducting the amounts attributable to non-controlling interests. 2024 new business and operating results include the contribution from businesses classified as held for sale at 31 December 2024. Comparative 2023 results are as previously published. This presentation is applied consistently throughout this document, unless stated otherwise.
(ii)   Stated before restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.
(iii)   EEV operating profit is stated after restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.
(iv)   Operating return on Group EEV is calculated as EEV operating profit for the year, after non-controlling interests, as a percentage of opening Group EEV excluding distribution rights and other intangibles. By definition Group EEV excludes goodwill. This differs from the definition previously applied, which has been updated to better compare with peers. Comparatives have been restated accordingly. See note II(ix) in the Additional information section.
(v)   New business profit excluding economic impacts (and the movements therein) represents the amount of new business profit for 2024 calculated using economics (including interest rates) as at 31 December 2023 and average exchange rates for 2024. The percentage change excluding economics compares this amount to the new business profit in 2023, prepared using consistent average exchange rates for 2024, as described in the Strategic and operating review.

The EEV basis supplementary information on pages 339 to 359 was approved by the Board of Directors on 19 March 2025 and signed on its behalf by:

Shriti Vadera
Chair

Anil Wadhwani
Chief Executive Officer

Basis of preparation

The EEV Principles provide consistent definitions of the components of EEV, a framework for setting assumptions and an approach to the underlying methodology and disclosures. Results prepared under the EEV Principles represent the present value of the shareholders' interest in the post-tax future profits (generally on a local statutory basis) expected to arise from the current book of insurance business, after sufficient allowance has been made for the aggregate risks in the business. The shareholders' interest in the Group's insurance business is the sum of the shareholders' total net worth and the value of in-force business. The value of future new business is excluded from the embedded value.

IFRS profit for insurance contracts largely reflects the level of services provided for a given period. Unearned future profits expected on those same insurance contracts are contained in a separate liability called the CSM. These future profits have been derived on a risk neutral basis (including an illiquidity premium), namely without allowing for the real-world investment returns that will be earned on the assets held. In contrast, EEV reflects all future profits, with no equivalent liability to the CSM, but values those profits on a risk-adjusted real-world basis, namely allowing for the future investment returns that are expected to be earned by the assets held but uses a higher discount rate that allows for the uncertainties in these cash flows. Both IFRS and EEV are updated annually for current interest rates and other economic assumptions. For the purposes of preparing EEV results, insurance joint ventures and associates are included at the Group's proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the EEV results at the Group's proportionate share of IFRS shareholders' equity, with central Group debt shown on a market value basis. Further information is contained in note 5 and note 6. Key features of the Group's EEV methodology include:

Economic assumptions

The projected post-tax profits assume a level of future investment return and are discounted using a risk discount rate on a risk-adjusted real-world basis that allows for the uncertainties in these cash flows. Both the risk discount rate and the investment return assumptions are updated at each valuation date to reflect current market risk-free rates, such that changes in market risk-free rates impact all projected future cash flows at that valuation date. Risk-free rates, and hence investment return assumptions, are set by reference to current observable market data and hence fluctuate across valuation dates. Different products will be sensitive to different assumptions, for example, participating products or products with guarantees are likely to benefit disproportionately from higher assumed investment returns.

Time value of financial options and guarantees

Explicit quantified allowances are made for the time value of financial options and guarantees (TVOG), rather than implicit allowances within the risk discount rate. The TVOG is determined by weighting the probability of outcomes across a large number of different economic scenarios and is typically less applicable to health and protection business that generally contain more limited financial options or guarantees. At 31 December 2024, the TVOG is $(353) million (31 December 2023: $(290) million). The magnitude of the TVOG at 31 December 2024 would be approximately equivalent to a circa 7 basis points (31 December 2023: 6 basis points) increase in the weighted average risk discount rate.

Allowance for risk in the risk discount rates

Risk discount rates are set equal to the risk-free rate at the valuation date plus product-specific allowances for market and non-market risks. Risks that are explicitly captured elsewhere, such as via the TVOG, are not included in the risk discount rates.

The allowance for market risk is based on a product-by-product assessment of the sensitivity of shareholder cash flows to varying market returns. This approach reflects the inherent market risk in each product group and results in lower risk discount rates for products where the majority of shareholder profit is uncorrelated to market risk and appropriately higher risk discount rates for products where there is greater market exposure for shareholders. For example:

– For health and protection products, which represent 48 per cent of the value of in-force business (31 December 2023: 51 per cent) and 41 per cent of new business profit (31 December 2023: 40 per cent), the major sources of shareholder profits are underwriting profits or fixed shareholder charges, which have low market risk sensitivity. The proportion of health and protection business varies with interest rates as well as the mix of business sold in the current period.
– The construct of UK-style with-profits or similar participating funds in some business units, representing 31 per cent of the value of in-force (31 December 2023: 27 per cent) and 15 per cent of new business profit (31 December 2023: 14 per cent), reduce the market volatility of both policyholder and shareholder cash flows due to smoothed bonus declarations and for some markets the presence of an estate. Accordingly, 79 per cent of the value of in-force (31 December 2023: 78 per cent) is products with low market risk sensitivity and this is reflected in the overall risk discount rate.
– For unit-linked products where fund management charges fluctuate with the investment return, a portion of the profits will typically be more sensitive to market risk due to the higher proportion of equity-type assets in the investment portfolio resulting in a higher risk discount rate. This business represents 13 per cent of the value of in-force (31 December 2023: 13 per cent) and 5 per cent of the value of new business profit (31 December 2023: 4 per cent), which limits the impact on the overall risk discount rate.
– The remaining parts of the business, 8 per cent of the value of in-force business (31 December 2023: 9 per cent) and 39 per cent of the value of new business (31 December 2023: 42 per cent), relate to other products not covered by the above.
– The allowance for non-market risk comprises a base group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate. At 31 December 2024, the total allowance for non-market risk is equivalent to a $(3.0) billion (31 December 2023: $(3.0) billion) reduction, or around (7) per cent (31 December 2023: (7) per cent) of the embedded value.

Movement in Group EEV equity

	Note	2024 $m Insurance and asset management operations	2024 $m Other (central) operations	2024 $m Group total	2023 $m Group total
New business profit	1	**3,078**	**–**	**3,078**	3,125
Profit from in-force business	2	**2,095**	**–**	**2,095**	1,779
Insurance business		**5,173**	**–**	**5,173**	4,904
Asset management business		**275**	**–**	**275**	254
Operating profit from insurance and asset management businesses		**5,448**	**–**	**5,448**	5,158
Other expenditure		**–**	**(423)**	**(423)**	(420)
Operating profit (loss) before restructuring and IFRS 17 implementation costs		**5,448**	**(423)**	**5,025**	4,738
Restructuring and IFRS 17 implementation costs		**(49)**	**(148)**	**(197)**	(192)
Operating profit (loss) for the year		**5,399**	**(571)**	**4,828**	4,546
Short-term fluctuations in investment returns	2	**(32)**	**229**	**197**	(70)
Effect of changes in economic assumptions	2	**(1,971)**	**–**	**(1,971)**	(589)
Loss attaching to corporate transactions		**(150)**	**–**	**(150)**	(22)
Mark-to-market value movements on core structural borrowings	6	**–**	**(43)**	**(43)**	(153)
Non-operating results		**(2,153)**	**186**	**(1,967)**	(834)
Profit (loss) for the year		**3,246**	**(385)**	**2,861**	3,712
Non-controlling interests' share of profit		**(104)**	**–**	**(104)**	(20)
Profit (loss) for the year attributable to equity holders of the Company		**3,142**	**(385)**	**2,757**	3,692
Foreign exchange movements		**(610)**	**(29)**	**(639)**	(134)
Intra-group dividends and investment in operations [note (i)]		**(1,366)**	**1,366**	**–**	–
Dividends, net of scrip dividends		**–**	**(552)**	**(552)**	(533)
Adjustment to non-controlling interest for Malaysia conventional life business [note (ii)]		**(1,732)**	**29**	**(1,703)**	–
New share capital subscribed		**–**	**–**	**–**	4
Share repurchases/buybacks [note (iii)]			**(878)**	**(878)**	–
Other equity movements [note (iv)]		**169**	**(186)**	**(17)**	37
Net (decrease) increase in Group EEV equity		**(397)**	**(635)**	**(1,032)**	3,066
Group EEV equity at beginning of year		**42,958**	**2,292**	**45,250**	42,184
Group EEV equity at end of year		**42,561**	**1,657**	**44,218**	45,250
Contribution to Group EEV equity:					
At end of year					
Insurance business	2	**41,134**	**–**	**41,134**	41,528
Asset management and other	5	**691**	**1,657**	**2,348**	2,955
Group EEV		**41,825**	**1,657**	**43,482**	44,483
Goodwill attributable to equity holders		**736**	**–**	**736**	767
Group EEV equity at end of year		**42,561**	**1,657**	**44,218**	45,250
At beginning of year					
Insurance business	2	**41,528**	**–**	**41,528**	38,857
Asset management and other	5	**663**	**2,292**	**2,955**	2,565
Group EEV		**42,191**	**2,292**	**44,483**	41,422
Goodwill attributable to equity holders		**767**	**–**	**767**	762
Group EEV equity at beginning of year		**42,958**	**2,292**	**45,250**	42,184

Movement in Group EEV equity continued

Group EEV equity per share (in cents) note (v)	2024			2023
	Insurance and asset management operations	Other (central) operations	Group total	Group total
At end of year:				
Based on Group EEV (ie excluding goodwill attributable to equity holders)	**1,574¢**	**62¢**	**1,636¢**	1,615¢
Based on Group EEV equity at end of year	**1,602¢**	**62¢**	**1,664¢**	1,643¢
At beginning of year:				
Based on Group EEV (ie excluding goodwill attributable to equity holders)	**1,532¢**	**83¢**	**1,615¢**	1,507¢
Based on Group EEV equity at beginning of year	**1,560¢**	**83¢**	**1,643¢**	1,534¢

EEV equity per share, before non-controlling interests (in cents) note (vi)	2024	2023
	Group total	Group total
At end of year		
Group EEV equity	**44,218**	45,250
Non-controlling interests	**2,069**	203
Group EEV equity before non-controlling interests	**46,287**	45,453
Based on Group EEV equity, before non-controlling interests	**1,741¢**	1,650¢

EEV basis basic earnings per share note (vi)	2024			2023
	Before non-controlling interests	After non-controlling interests	Basic earnings per share	Basic earnings per share
	$m	$m	cents	cents
Based on operating profit	**4,828**	**4,671**	**172.0¢**	165.1¢
Based on profit for the year	**2,861**	**2,757**	**101.5¢**	134.7¢

Notes

(i) Intra-group dividends represent dividends that have been paid in the year. Investment in operations reflects movements in share capital.

(ii) The adjustment to non-controlling interest arises from our Malaysia life entity, Prudential Assurance Malaysia Berhad (PAMB). See note 1 for further details.

(iii) The Company completed share repurchases to offset the dilution from both the vesting of awards under employee and agent share schemes in January and June, and the scrip dividend programme in November 2024. The Company also commenced its share buyback programme in June 2024. Further details are provided in note C8 of the IFRS consolidated financial statements.

(iv) Other movements include reserve movements in respect of share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group's EEV equity.

(v) Based on the number of issued shares at 31 December 2024 of 2,658 million shares (31 December 2023: 2,754 million shares).

(vi) Based on weighted average number of issued shares of 2,715 million shares in 2024, (2023: 2,741 million shares), which excludes those held in employee share trusts.

Movement in Group free surplus

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (EEV total net worth) over the EEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For shareholder-backed businesses, the level of EEV required capital has been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group Wide Supervision) reporting as set out in note 7.1(e).

For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. A reconciliation of EEV free surplus to the GWS shareholder capital surplus over group minimum capital requirements is also set out in note I(i) of the Additional financial information.

	Note	2024 $m Insurance and asset management operations	2024 $m Other (central) operations	2024 $m Group total	2023 $m Group total note (i)
Expected transfer from in-force business		2,375	–	2,375	2,635
Expected return on existing free surplus		291	–	291	234
Changes in operating assumptions and experience variances		(299)	–	(299)	(383)
Operating free surplus generated from in-force insurance business		2,367	–	2,367	2,486
Investment in new business note (i)	2	(700)	–	(700)	(733)
Insurance business	2	1,667	–	1,667	1,753
Asset management business		275	–	275	254
Operating free surplus generated from insurance and asset management businesses		1,942	–	1,942	2,007
Other expenditure		–	(423)	(423)	(420)
Restructuring and IFRS 17 implementation costs		(49)	(148)	(197)	(192)
Operating free surplus generated		**1,893**	**(571)**	**1,322**	1,395
Non-operating free surplus generated note (ii)		136	229	365	(223)
Free surplus generated for the year		**2,029**	**(342)**	**1,687**	1,172
Net cash flows paid to parent company note (iii)		(1,383)	1,383	–	–
Dividends, net of scrip dividends		–	(552)	(552)	(533)
Foreign exchange movements		(112)	(29)	(141)	(24)
New share capital subscribed		–	–	–	4
Share repurchases/buybacks		–	(878)	(878)	–
Other equity movements		184	(203)	(19)	37
Net increase (decrease) in free surplus before non-controlling interests and before debt redemption		718	(621)	97	656
Debt redemption		–	–	–	(421)
Net increase (decrease) in free surplus before non-controlling interests		718	(621)	97	235
Adjustment to non-controlling interest for Malaysia conventional life business		(190)	29	(161)	–
Non-controlling interests' share of free surplus generated		(33)	–	(33)	(9)
Balance at beginning of year		6,807	5,648	12,455	12,229
Balance at end of year		**7,302**	**5,056**	**12,358**	12,455
Representing:					
Free surplus excluding distribution rights and other intangibles		6,226	2,378	8,604	8,518
Distribution rights and other intangibles		1,076	2,678	3,754	3,937
Balance at end of year		**7,302**	**5,056**	**12,358**	12,455

Movement in Group free surplus continued

		2024 $m			2023 $m
Contribution to Group free surplus:	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total
At end of year:					
Insurance business	2	**6,611**	**–**	**6,611**	6,144
Asset management and other businesses		**691**	**5,056**	**5,747**	6,311
Total at end of year		**7,302**	**5,056**	**12,358**	12,455
At beginning of year:					
Insurance business	2	**6,144**	**–**	**6,144**	6,035
Asset management and other businesses		**663**	**5,648**	**6,311**	6,194
Total at beginning of year		**6,807**	**5,648**	**12,455**	12,229

Notes

(i)   Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.

(ii)   Non-operating free surplus generated for other (central) operations represents the post-tax IFRS basis short-term fluctuations in investment returns, the movement in the mark-to-market value adjustment on core structural borrowings that did not meet the qualifying conditions as set out in the Insurance (Group Capital) Rules and loss on corporate transactions for other entities.

(iii)   Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in EEV Group equity primarily relates to intra-group loans, foreign exchange movements and other non-cash items.

1 Analysis of new business profit and EEV for insurance business operations

	2024					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing Group EEV
	$m	$m	$m	%	%	$m
	note (i)					
Mainland China (Prudential's share)	111	464	1,584	24%	7%	2,596
Hong Kong	1,438	2,063	11,502	70%	13%	17,882
Indonesia	145	262	1,136	55%	13%	1,487
Malaysia	160	406	1,918	39%	8%	4,112
Singapore	557	870	5,846	64%	10%	8,823
Growth markets and other	667	2,137	8,626	31%	8%	8,177
Non-controlling interests' share of embedded value [note (ii)]						(1,943)
Total insurance business	3,078	6,202	30,612	50%	10%	41,134

	2023 (AER)					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing Group EEV
	$m	$m	$m	%	%	$m
	note (i)					
Mainland China (Prudential's share)	222	534	2,020	42%	11%	3,038
Hong Kong	1,411	1,966	10,444	72%	14%	17,702
Indonesia	142	277	1,136	51%	13%	1,509
Malaysia	167	384	1,977	43%	8%	3,709
Singapore	484	787	5,354	61%	9%	7,896
Growth markets and other	699	1,928	7,806	36%	9%	7,734
Non-controlling interests' share of embedded value						(60)
Total insurance business	3,125	5,876	28,737	53%	11%	41,528

	2023 (CER)					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing Group EEV
	$m	$m	$m	%	%	$m
Mainland China (Prudential's share)	219	525	1,989	42%	11%	2,951
Hong Kong	1,416	1,972	10,479	72%	14%	17,794
Indonesia	137	266	1,092	52%	13%	1,444
Malaysia	166	383	1,971	43%	8%	3,811
Singapore	486	791	5,381	61%	9%	7,635
Growth markets and other	669	1,850	7,524	36%	9%	7,435
Non-controlling interests' share of embedded value						(51)
Total insurance business	3,093	5,787	28,436	53%	11%	41,019

EEV new business profit reflects the value of expected future profits from the new business sold in the year and is a measure used by Prudential to assess profitability of the new business written. Explanations of changes in new business profitability is contained in the Group Strategic and operating review. Information on the Group's operating experience variances on the in-force business is shown in note 2.

Notes on the EEV basis results continued

Notes

(i) The movement in new business profit from insurance business operations is analysed as follows:

	$m
2023 new business profit	3,125
Foreign exchange movement	**(32)**
Sales volume	**222**
Effect of changes in interest rates and other economic assumptions	**(362)**
Business mix, product mix and other items	**125**
2024 new business profit	**3,078**

(ii) The Group holds 51 per cent of the ordinary shares of the holding company of Prudential Assurance Malaysia Berhad, or PAMB, which is its conventional life insurance business in Malaysia. Detik Ria Sdn Bhd ('Detik Ria') holds the other 49 per cent. There was an agreement between the Group and Detik Ria that allowed the Group to acquire from Detik Ria its 49 per cent shareholding. In 2008, Detik Ria exercised the put option for which it received payments in accordance with the agreement. Following the Federal Court of Malaysia decision on 30 July 2024, the Group has not changed the ongoing consolidation of the business of PAMB, which remains a subsidiary controlled by the Group, but the Group has, in the 2024 financial statements, reflected a 49 per cent non-controlling interest instead of the previously consolidated 100 per cent economic interest. The Federal Court of Malaysia also directed Detik Ria to return the consideration payments it has previously received from the Group of circa $29 million, which includes interest. The non-controlling interest at 31 December 2024 was $1,935 million comprising $1,732 million at 1 January 2024 and $203 million in respect of the movement in 2024.

2 Analysis of movement in net worth and value of in-force business for insurance business operations

	2024 $m					2023 $m
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value	Embedded value
					note (a)	note (a)
Balance at beginning of year	**6,144**	**5,984**	**12,128**	**29,400**	**41,528**	38,857
New business contribution	(700)	716	16	3,062	3,078	3,125
Existing business – transfer to net worth	2,375	(235)	2,140	(2,140)	–	–
Expected return on existing business note (b)	291	283	574	1,791	2,365	2,122
Changes in operating assumptions, experience variances and other items note (c)	(299)	(47)	(346)	76	(270)	(343)
Operating profit before restructuring and IFRS 17 implementation costs	**1,667**	**717**	**2,384**	**2,789**	**5,173**	4,904
Restructuring and IFRS 17 implementation costs	(21)	–	(21)	–	(21)	(55)
Operating profit	**1,646**	**717**	**2,363**	**2,789**	**5,152**	4,849
Non-operating result note (d)	140	(38)	102	(2,212)	(2,110)	(651)
Profit for the year	**1,786**	**679**	**2,465**	**577**	**3,042**	4,198
Non-controlling interests share of profit	(26)	5	(21)	(92)	(113)	(13)
Profit for the year attributable to equity holders of the Company	**1,760**	**684**	**2,444**	**485**	**2,929**	4,185
Foreign exchange movements	(92)	(36)	(128)	(452)	(580)	(136)
Intra-group dividends and investment in operations	(1,177)	(40)	(1,217)	40	(1,177)	(1,502)
Adjustment to non-controlling interest for Malaysia conventional life business	(190)	(182)	(372)	(1,360)	(1,732)	–
Other equity movements note (e)	166	–	166	–	166	124
Balance at end of year	**6,611**	**6,410**	**13,021**	**28,113**	**41,134**	41,528

(a) Total embedded value

The total embedded value for insurance business operations at the end of each year, excluding goodwill attributable to equity holders, can be analysed further as follows:

	31 Dec 2024 $m	31 Dec 2023 $m
Free surplus	**6,611**	6,144
Required capital	**6,410**	5,984
Net worth	**13,021**	12,128
Value of in-force business before deduction of cost of capital and time value of options and guarantees	**29,150**	30,436
Cost of capital	**(684)**	(746)
Time value of options and guarantees note	**(353)**	(290)
Net value of in-force business	**28,113**	29,400
Embedded value	**41,134**	41,528

Note
The time value of options and guarantees (TVOG) arises from the variability of economic outcomes in the future and is, where appropriate, calculated as the difference between an average outcome across a range of economic scenarios, calibrated around a central scenario, and the outcome from the central economic scenario, as described in note 7.1(d). At 31 December 2024, the TVOG is $(353) million with the substantial majority arising in Hong Kong.

(b) Expected return on existing business

The expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital (after allowing for updates to economic and operating assumptions) and the expected return on existing free surplus, as described in note 7.2(c). The movement in this amount compared to the prior year from insurance business operations is analysed as follows:

	$m
2023 expected return on existing business	2,122
Foreign exchange movement	(23)
Effect of changes in interest rates and other economic assumptions	42
Growth in opening value of in-force business and other items	224
2024 expected return on existing business	2,365

(c) Changes in operating assumptions, experience variances and other items

Overall, the total impact of operating assumption changes, experience variances and other items in 2024 was $(270) million (2023: $(343) million), comprising changes in operating assumptions of $82 million in 2024 (2023: $85 million) and experience variances and other items of $(352) million (2023: $(428) million).

(d) Non-operating results

The EEV non-operating result from insurance business operations can be summarised as follows:

	2024 $m	2023 $m
Short-term fluctuations in investment returns note (i)	(32)	(62)
Effect of change in economic assumptions note (ii)	(1,971)	(589)
Loss attaching to corporate transactions note (iii)	(107)	–
Non-operating results	(2,110)	(651)

Notes
(i) Short-term fluctuations in investment returns of $(32) million mainly reflect higher than expected equity returns in some regions broadly offset by bond losses from increases in interest rates in most Asia markets during the year.
(ii) The level of effect of changes in economic assumptions will vary depending on the movements in interest rates in the period and the consequent impacts on fund earned rates and risk discount rates will vary between businesses and products. In 2024, the negative impact of $(1,971) million is primarily driven by falling interest rates in China and the consequent fall in fund earned rates and rising interest rates in Hong Kong where the effect of the increase in risk discount rates dominates.
(iii) Loss attaching to corporate transactions in 2024 mainly related to the held for sale businesses (further details are provided in note C1.2 of the IFRS consolidated financial statements).

(e) Other equity movements

Other equity movements include reserve movements in respect of intra-group loans and other intra-group transfers between operations that have no overall effect on the Group's EEV equity.

3 Sensitivity of results for insurance business operations

(a) Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to:

– 1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates (but excludes changes in the allowance for market risk);
– 1 per cent rise in equity and property yields;
– 1 per cent and 2 per cent increases in the risk discount rates. The main driver for changes in the risk discount rates from period to period is changes in interest rates, the impact of which is expected to be partially offset by a corresponding change in assumed investment returns, the effect of which is not included in the risk discount rate sensitivities. The impact of higher investment returns can be approximated as the difference between the sensitivity to increases in interest rates and the sensitivity to increases in risk discount rates;
– For embedded value only, 20 per cent fall in the market value of equity and property assets; and
– For embedded value only, holding the group minimum capital requirements (GMCR) under the GWS Framework in contrast to EEV required capital based on the group prescribed capital requirements (GPCR). This reduces the level of capital and therefore the level of charge deducted from the embedded value for the cost of locked-in required capital, which has the effect of increasing EEV.

The sensitivities shown below are for the impact of instantaneous and permanent changes (with no trending or mean reversion) on the embedded value of insurance business operations and include the combined effect on the value of in-force business and net assets (including derivatives within the insurance operations) held at the valuation dates indicated. The results only allow for limited management actions, such as repricing and changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

Notes on the EEV basis results continued

If the changes in assumptions shown in the sensitivities were to occur, the effects shown below would be recorded within two components of the profit analysis for the following period, namely the effect of changes in economic assumptions and short-term fluctuations in investment returns. In addition to the sensitivity effects shown below, the other components of the profit for the following period would be calculated by reference to the altered assumptions at the end of that period, for example, new business profit and expected return on existing business are calculated with reference to end of period economic assumptions.

New business profit from insurance business	2024 $m	2023 $m
Base value*	3,078	3,125
Impact from alternative economic assumptions:		
Interest rates and consequential effects – 2% increase	(64)	(175)
Interest rates and consequential effects – 1% increase	(34)	(88)
Interest rates and consequential effects – 0.5% decrease	2	35
Equity/property yields – 1% rise	117	139
Risk discount rates – 2% increase	(851)	(917)
Risk discount rates – 1% increase	(478)	(529)

New business profit sensitivities vary with changes in business mix and APE sales volumes.

Embedded value of insurance business	31 Dec 2024 $m	31 Dec 2023 $m
Base value*	41,134	41,528
Impact from alternative economic assumptions:		
Interest rates and consequential effects – 2% increase	(4,022)	(4,154)
Interest rates and consequential effects – 1% increase	(2,079)	(2,172)
Interest rates and consequential effects – 0.5% decrease	1,070	1,133
Equity/property yields – 1% rise	1,965	1,856
Equity/property market values – 20% fall	(2,120)	(1,863)
Risk discount rates – 2% increase	(7,991)	(8,015)
Risk discount rates – 1% increase	(4,500)	(4,516)
Group minimum capital requirements	110	117

* Embedded value includes Africa operations. In the context of the Group, Africa's results are not materially impacted by the above sensitivities.

Interest rates and consequential effects include offsetting impacts that are sensitive to economics and the net impact can therefore change from period to period depending on the current level of interest rates.

– For a 1 per cent increase in assumed interest rates, the $(2,079) million negative effect comprises a $(4,500) million negative impact of increasing the risk discount rate by 1 per cent, partially offset by a $2,421 million benefit from assuming 1 per cent higher investment returns.
– Similarly, for a 2 per cent increase in assumed interest rates the $(4,022) million negative effect comprises a $(7,991) million negative impact of increasing the risk discount rates by 2 per cent, partially offset by a $3,969 million benefit from higher assumed investment returns.
– Finally, for a 0.5 per cent decrease in assumed interest rates, there would be a $1,070 million positive effect reflecting the benefit of a 0.5 per cent reduction in risk discount rates being partially offset by lower assumed investment returns.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and, therefore, the actual changes in embedded value, were these economic effects to materialise, may differ from the sensitivities shown.

(b) Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to:

– 10 per cent proportionate decrease in maintenance expenses (for example, a 10 per cent sensitivity on a base assumption of $10 per annum would represent an expense assumption of $9 per annum);
– 10 per cent proportionate decrease in lapse rates (for example, a 10 per cent sensitivity on a base assumption of 5.0 per cent would represent a lapse rate of 4.5 per cent per annum); and
– 5 per cent proportionate decrease in base mortality (ie increased longevity) and morbidity rates.

New business profit from insurance business

	2024 $m	2023 $m
New business profit	**3,078**	3,125
Maintenance expenses – 10% decrease	**58**	61
Lapse rates – 10% decrease	**196**	212
Mortality and morbidity – 5% decrease	**155**	114

Embedded value of insurance business

	31 Dec 2024 $m	31 Dec 2023 $m
Embedded value	**41,134**	41,528
Maintenance expenses – 10% decrease	**405**	440
Lapse rates – 10% decrease	**1,748**	1,806
Mortality and morbidity – 5% decrease	**1,569**	1,514

4 Expected transfer of value of in-force business and required capital to free surplus for insurance business operations on a discounted basis

The table below shows how the value of in-force business (VIF) and the associated required capital for insurance business operations are projected as emerging into free surplus over future years. Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's EEV reporting and so are subject to the same assumptions and sensitivities. It includes 100 per cent of the Group's Malaysia conventional life business. See note I(v) of the Additional financial information for further detail.

	Total expected Emergence	Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus at 31 Dec					
		1–5 years	6–10 years	11–15 years	16–20 years	21–40 years	40+ years
2024 ($m)	**36,270**	**10,895**	**6,910**	**5,002**	**3,740**	**7,464**	**2,259**
(%)	**100 %**	**30 %**	**19 %**	**14 %**	**10 %**	**21 %**	**6 %**
2023 ($m)	35,223	9,897	6,744	4,884	3,749	7,590	2,359
(%)	100 %	28 %	19 %	14 %	11 %	21 %	7 %

The required capital and value of in-force business for insurance business operations can be reconciled to the total discounted emergence of future free surplus shown above as follows:

	31 Dec 2024 $m	31 Dec 2023 $m
Required capital [note 2]	**6,410**	5,984
Value of in-force business (VIF) [note 2]	**28,113**	29,400
Other items*	**1,747**	(161)
Insurance business operations	**36,270**	35,223

* Other items' includes the impact of the TVOG and amounts incorporated into VIF where there is no definitive time frame for when the payments will be made or receipts received. These items are excluded from the expected free surplus generation profile above. In 2024, it also includes the non-controlling interest in the Group's Malaysia conventional life business.

Notes on the EEV basis results continued

5 EEV basis results for other (central) operations

EEV results for other income and expenditure represent the post-tax IFRS results for other (central) operations before restructuring and IFRS 17 implementation costs. The results mainly include interest costs on core structural borrowings and corporate expenditure for head office functions in London and Hong Kong that are not recharged or allocated to the insurance and asset management business.

Certain costs incurred within the head office functions are recharged to the insurance business operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for insurance business operations allow for amounts expected to be recharged by the head office functions on a recurring basis. Other costs that are not recharged to the insurance business operations are shown as part of other income and expenditure for the current period and are not included within the projection of future expenses for in-force insurance business.

In line with the EEV Principles, the allowance for the future costs of internal asset management services within the EEV results for insurance business operations excludes the projected future profits generated by any non-insurance entities within the Group in providing those services (ie the EEV for insurance business operations includes the projected future profit or loss from asset management and service companies that support the Group's covered insurance businesses). The results of the Group's asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group's IFRS basis reporting. An adjustment is accordingly made to Group EEV operating profit, within the results for other (central) operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group EEV operating profit includes the actual profit earned in respect of the management of these assets. Following the implementation of IFRS 17, a similar adjustment is made in IFRS to eliminate the intra-group profit within the results of central operations.

The Group EEV equity for other operations is taken to be IFRS shareholders' equity, with central Group debt shown on a market value basis. Free surplus for other operations is taken to be IFRS shareholders' equity, net of any goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Under the GWS framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation that met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources.

Shareholders' equity for other (central) operations can be compared across metrics as shown in the table below.

	2024 $m	2023 $m
IFRS shareholders' equity	**1,426**	2,018
Mark-to-market value adjustment on central borrowings note 6	**231**	274
Group EEV equity	**1,657**	2,292
Debt instruments treated as capital resources	**3,399**	3,356
Free surplus at end of year	**5,056**	5,648

6 Net core structural borrowings of shareholder-financed businesses

	31 Dec 2024 $m			31 Dec 2023 $m		
	IFRS basis	Mark-to-market value adjustment	EEV basis at market value	IFRS basis	Mark-to-market value adjustment	EEV basis at market value
	note (ii)	note (iii)		note (ii)	note (iii)	
Holding company cash and short-term investments note (i)	**(2,916)**	**–**	**(2,916)**	(3,516)	–	(3,516)
Central borrowings:						
Subordinated debt	**2,289**	**(141)**	**2,148**	2,297	(205)	2,092
Senior debt	**1,636**	**(90)**	**1,546**	1,636	(69)	1,567
Total central borrowings	**3,925**	**(231)**	**3,694**	3,933	(274)	3,659
Net core structural borrowings of shareholder-financed businesses	**1,009**	**(231)**	**778**	417	(274)	143

Notes
(i)   Holding company includes centrally managed Group holding companies and service companies.
(ii) As recorded in note C5.1 of the IFRS consolidated financial statements.
(iii) The movement in the value of core structural borrowings includes redemptions in the year and foreign exchange effects for pound sterling denominated debts. The movement in the mark-to-market value adjustment can be analysed as follows:

	2024 $m	2023 $m
Mark-to-market value adjustment at beginning of year	**(274)**	(427)
Charge included in the income statement	**43**	153
Mark-to-market value adjustment at end of year	**(231)**	(274)

7   Methodology and accounting presentation

7.1 Methodology

(a) Covered business

The EEV basis results for the Group are prepared for 'covered business' as defined by the EEV Principles. Covered business represents the Group's insurance business (including the Group's investments in joint venture and associate insurance business operations), for which the value of new and in-force contracts is attributable to shareholders.

The EEV results for the Group's covered business are then combined with the post-tax IFRS results of the Group's asset management and other business operations (including interest costs on core structural borrowings and corporate expenditure for head office functions that is not recharged or allocated to the insurance business operations), with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the covered business. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note (g) below.

(b) Valuation of in-force and new business

The EEV basis results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, persistency, mortality, morbidity and expenses, as described in note 8.3. These assumptions are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, as shown in note 8.1, which reflects both the time value of money and all other non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated under the EEV basis is the same as that calculated under the IFRS basis. Since the EEV basis reflects discounted future cash flows, under the EEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New business

In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing regular and single premium business as set out in the Group's new business sales reporting. New business premiums reflect those premiums attaching to the covered business, including premiums for contracts classified as investment contracts under IFRS 17. New business premiums for regular premium products are shown on an annualised basis.

New business profitability is a key metric for the Group's management of the development of the business. New business profit represents profit determined by applying operating and economic assumptions as at the end of the period. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business profit.

(c) Cost of capital

A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group's insurance business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The EEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

(d) Financial options and guarantees

Nature of financial options and guarantees

Participating products, principally written in Mainland China, Hong Kong, Malaysia, Singapore and Taiwan, have both guaranteed and non-guaranteed elements. These products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: regular and final. Regular bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular products. Final bonuses are guaranteed only until the next bonus declaration.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that typically accrue at rates set at inception and do not vary subsequently with market conditions. Similar to participating products, the policyholder charges incorporate an allowance for the cost of providing these guarantees, which, for certain whole-of-life products in Hong Kong, remains constant throughout varying economic conditions, rather than reducing as the economic environment improves and vice versa.

Time value

The value of financial options and guarantees comprises the intrinsic value (arising from a deterministic valuation on best estimate assumptions) and the time value (arising from the variability of economic outcomes in the future).

Where appropriate (ie where financial options and guarantees are explicitly valued under the EEV methodology), a full stochastic valuation has been undertaken to determine the time value of financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local

Notes on the EEV basis results continued

market conditions and are based on a combination of actual market data, historical market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, such as separate modelling of individual asset classes with an allowance for correlations between various asset classes. Details of the key characteristics of each model are given in note 8.2.

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options available to management.

(e) Level of required capital and net worth
In adopting the EEV Principles, Prudential has based required capital on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints.

For shareholder-backed businesses, the level of required capital has been based on the GPCR.

– For Mainland China, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime. The CAA has started a project to assess whether any changes are required to the embedded value guidance in the Chinese Mainland given changes in regulatory rules, regulations and the external market environment since the standard was first issued. To date, no outcomes have been proposed by the CAA and Prudential has made no change to its EEV basis for Mainland China in 2024. At such time that there is a new basis, Prudential will consider the effect of proposals.
– For Hong Kong, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. Adjustments are made to EEV free surplus to better reflect how the business is managed. For example, EEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares. In addition, for participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within EEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital.
– For Singapore life operations, the level of net worth and required capital is based on the Tier 1 capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group's GWS capital position, in order to better reflect free surplus and its generation.

(f) With-profits business and the treatment of the estate
For the Group's relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The EEV methodology includes the value attributed to the shareholders' interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.

(g) Internal asset management
In line with the EEV Principles, the insurance business EEV includes the projected future profit from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management business operations include the current period profit from the management of both internal and external funds. Group EEV equity basis other income and expenditure is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for covered insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.

(h) Allowance for risk and risk discount rates
Under the EEV Principles, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk margin.

– The risk-free rates are largely based on local government bond yields at the valuation date and are assumed to remain constant and do not revert to longer-term rates over time.
– The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the expected future shareholder cash flows for each product group in the embedded value model, rather than at a Group level.

Where financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates exclude the effect of these product features. The risk margin represents the aggregate of the allowance for market risk and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by the equity risk premium.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product-specific cash flows. These are determined by considering how the profit from each product is affected by changes in expected returns across asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta. This approach contrasts with a top-down approach to market risk where the risks associated with each product are not directly reflected in the valuation basis.

The Group's methodology allows for credit risk in determining the best estimate returns and through the market risk allowance, which covers expected long-term defaults, a credit risk premium (to reflect the volatility in downgrade and default levels) and short-term downgrades and defaults.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus an additional allowance for emerging market risk where appropriate. The level and application of these allowances are reviewed and updated based on assessment of the Group's exposure and experience in the markets.

At 31 December 2024, the total allowance for non-diversifiable non-market risk is equivalent to a $(3) billion, or (7) per cent, reduction to the embedded value of insurance business operations.

(i) Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS consolidated financial statements.

(j) Taxation
In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period.

Several jurisdictions either have implemented, or are in the process of implementing, the OECD's Pillar Two tax rules, which include a global minimum tax and a domestic minimum tax with a rate of 15 per cent. These tax rules, when effective, are not expected to have a material impact on the Group EEV in the periods where the actual investment returns are in line with or below the expected long-term rates of return.

7.2 Accounting presentation

(a) Analysis of post-tax profit
To the extent applicable, the presentation of the EEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined as described in note (b) below and incorporate the following:

– New business profit, as defined in note 7.1(b) above;
– Expected return on existing business, as described in note (c) below;
– The impact of routine changes of estimates relating to operating assumptions, as described in note (d) below; and
– Operating experience variances, as described in note (e) below.

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result.

Non-operating results comprise:

– Short-term fluctuations in investment returns;
– Mark-to-market value movements on core structural borrowings;
– Effect of changes in economic assumptions; and
– The impact of corporate transactions, if any, undertaken in the year.

Total profit or loss in the period attributable to shareholders and basic earnings per share include investment returns included in operating profit and non-operating results, ie reflecting actual investment returns in the period instead of expected returns. The Group believes that operating profit, as adjusted for these non-operating items, better reflects underlying performance.

(b) Investment returns included in operating profit
For the investment element of the assets covering the total net worth of insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

(c) Expected return on existing business
Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined after adjusting for the effect of changes in economic and operating assumptions in the current period on the embedded value at the beginning of the period; for example, the unwind of discount on the value of in-force business and required capital is determined after adjusting both the opening value and the risk discount rates for the effect of changes in economic and operating assumptions in the current period.

(d) Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the end of the reporting period. For presentational purposes, the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

Notes on the EEV basis results continued

(e) Operating experience variances

Operating profit includes the effect of experience variances on operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f) Effect of changes in economic assumptions

Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related changes in the time value of financial options and guarantees, are recorded in non-operating results.

8 Assumptions

8.1 Principal economic assumptions

The EEV results for the Group's covered business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to risk-free rates of return at the end of the reporting period. Both the risk discount rate and expected rates of return are updated at each valuation date to reflect current market risk-free rates, with the effect that changes in market risk-free rates impact projected future cash flows at each valuation date. The risk-free rates of return are largely based on local government bond yields and are assumed to remain constant and do not revert to longer-term rates over time. The risk-free rates of return are shown below for each of the Group's insurance business operations. Expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group's long-term view and, where relevant, allowing for market volatility.

As described in note 7.1(h), risk discount rates are set equal to the risk-free rate at the valuation date plus allowances for market risk and non-diversifiable non-market risks appropriate to the features and risks of the underlying products and markets.

Risks that are explicitly allowed for elsewhere in the EEV basis, such as via the cost of capital and the time value of options and guarantees, as set out in note 2(i), are not included in the risk discount rates.

| | Risk discount rate % | | | | 10-year government bond yield % | | Equity return (geometric) % | |
| | New business | | In-force business | | | | | |
	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023	31 Dec 2024	31 Dec 2023
Mainland China	6.2	7.1	6.2	7.1	1.7	2.6	5.7	6.6
Hong Kong [note (i)]	5.5	4.7	6.2	5.5	4.7	3.9	8.2	7.4
Indonesia	9.5	9.0	10.5	9.9	7.2	6.7	11.4	11.0
Malaysia	5.7	5.6	6.2	6.2	3.9	3.8	7.4	7.3
Philippines	12.3	12.3	12.3	12.3	6.2	6.1	10.5	10.3
Singapore	4.9	4.6	4.9	4.8	2.9	2.7	6.4	6.2
Taiwan [note (i)]	6.7	6.0	6.7	6.0	4.7	3.9	8.2	7.4
Thailand	9.6	10.0	9.6	10.0	2.3	2.8	6.6	7.0
Vietnam	4.0	3.7	4.3	4.1	2.8	2.3	7.0	6.6
Total weighted average (new business) [notes (ii)(iii)]	6.2	5.8	n/a	n/a	4.4	3.9	7.7	7.3
Total weighted average (in-force business) [notes (ii)(iii)]	n/a	n/a	6.1	5.9	4.1	3.7	7.5	7.1

Notes

(i) For Hong Kong and Taiwan (as of 31 December 2024, with comparatives updated accordingly), the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.

(ii) Total weighted average assumptions have been determined by weighting each business's assumptions by reference to the EEV basis new business profit and the closing net value of in-force business. The changes in the risk discount rates for individual businesses reflect the movements in the local government bond yields, changes in the allowances for market risk (including as a result of changes in asset mix,) and, if applicable, non-diversifiable non-market risk, and changes in product mix.

(iii) Expected long-term inflation assumptions as at 31 December 2024 range from 1.5 per cent to 4.3 per cent (31 December 2023: 1.5 per cent to 5.5 per cent).

8.2 Stochastic assumptions

Details are given below of the key characteristics of the models used to determine the time value of financial options and guarantees as referred to in note 7.1(d).

– The stochastic cost of guarantees is primarily of significance for the Hong Kong, Vietnam, Taiwan, Singapore and Malaysia businesses;
– The principal asset classes are government bonds, corporate bonds and equity;
– The interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
– The equity returns are assumed to follow a log-normal distribution;
– The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;
– The volatility of equity returns ranges from 17 per cent to 35 per cent for both years; and
– The volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent for both years.

8.3 Operating assumptions

Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Where experience is expected to be adverse over the short term, a provision may be established.

Assumptions required in the calculation of the time value of financial options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

(a) Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

(b) Expense assumptions

Expense levels, including those of the service companies that support the Group's insurance business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

Expenses comprise costs borne directly and costs recharged or allocated from the Group head office functions in London and Hong Kong that are attributable to the insurance (covered) business. The assumed future expenses for the insurance business allow for amounts expected to be recharged or allocated by the head office functions.

Corporate expenditure, which is included in other income and expenditure, comprises expenditure of the Group head office functions in London and Hong Kong that is not recharged or allocated to the insurance or asset management business operations, primarily for corporate-related activities that are charged as incurred, together with restructuring and IFRS 17 implementation costs incurred across the Group.

(c) Tax rates

The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 7.1(j). The local standard corporate tax rates applicable are as follows:

	%
Mainland China	25.0
Hong Kong	16.5% on 5% of premium income
Indonesia	22.0
Malaysia	24.0
Philippines	25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0

Notes on the EEV basis results continued

9 Insurance new business

	Single premiums		Regular premiums		Annual premium equivalent (APE)		Present value of new business premiums (PVNBP)	
	2024 $m	2023 $m	2024 $m	2023 $m	2024 $m	2023 $m	2024 $m	2023 $m
Mainland China note (i)	162	487	447	485	464	534	1,584	2,020
Hong Kong	398	235	2,024	1,942	2,063	1,966	11,502	10,444
Indonesia	266	230	235	254	262	277	1,136	1,136
Malaysia	95	93	397	375	406	384	1,918	1,977
Singapore	1,404	989	730	688	870	787	5,846	5,354
Growth markets and other note (ii)	628	629	2,074	1,866	2,137	1,928	8,626	7,806
Total note (iii)	**2,953**	2,663	**5,907**	5,610	**6,202**	5,876	**30,612**	28,737

Notes
(i)   New business in Mainland China is included at Prudential's 50 per cent interest in the life joint venture.
(ii)   Within Growth markets and other, new business in India is included at Prudential's 22 per cent interest in the associate.
(iii)   The table above is provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and are not intended to be, reflective of revenue recorded in the Group IFRS consolidated income statements.

10 Post balance sheet events

Dividends

The second interim dividend for the year ended 31 December 2024, which was approved by the Board of Directors after 31 December 2024, is described in note B5 of the IFRS consolidated financial statements.

Statement of Directors' responsibilities in respect of the European Embedded Value (EEV) basis supplementary information

The Directors have chosen to prepare supplementary information in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ('the EEV Principles') using the methodology and assumptions set out in the Notes on the EEV basis results.

When compliance with the EEV Principles is stated, those principles require the Directors to prepare supplementary information in accordance with the Embedded Value Methodology (EVM) contained in the EEV Principles and to disclose and explain any non-compliance with the EEV guidance included in the EEV Principles.

In preparing the EEV supplementary information, the Directors have:

– Prepared the supplementary information in accordance with the EEV Principles;
– Identified and described the business covered by the EVM;
– Applied the EVM consistently to the covered business;
– Determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently;
– Made estimates that are reasonable and consistent; and
– Described the basis on which business that is not covered business has been included in the supplementary information, including any material departures from the accounting framework applicable to the Group's financial statements.

Independent auditor's report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

Opinion

We have audited the European Embedded Value ('EEV') basis results of Prudential plc ('the Company' and, together with its subsidiaries, 'the Group') for the year ended 31 December 2024, which comprise the EEV results highlights, Basis of preparation, Movement in Group EEV equity, Movement in Group free surplus and the related notes 1 to 10. The EEV basis results should be read in conjunction with the Group Financial statements.

In our opinion, the EEV basis results of the Group for the year ended 31 December 2024 are prepared, in all material respects, in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ('the EEV Principles') using the methodology and assumptions set out in in notes 7 and 8 respectively.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) including 'ISA (UK) 800 (Revised) Special Considerations – Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks'. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the EEV basis results section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the EEV basis results in the UK, including the FRC's Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter – basis of preparation and restriction on use

We draw attention to the special purpose Basis of preparation. The EEV basis results are prepared to provide additional information to users of the Group Financial statements. As a result, the EEV basis results may not be suitable for another purpose. Our opinion is not modified in respect of this matter.

Our report is intended solely for the Company, in accordance with the terms of our engagement letter dated 23 May 2024. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Conclusions relating to going concern

In auditing the EEV basis results, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the EEV basis results is appropriate.

In evaluating the Directors' assessment of the Group's ability to continue to adopt the going concern basis of accounting we:

– confirmed our understanding of management's going concern assessment process and obtained management's assessment which covers the period to 31 March 2026;
– assessed management's evaluation of the liquidity and solvency position of the Group by reviewing base case and stressed liquidity and solvency projections through the going concern period;
– evaluated management's forecast analysis to understand the severity of the downside scenarios that would be required to occur to result in the elimination of solvency and / or liquidity headroom and considered the actions available to management in such scenarios ;
– performed enquiries of management and those charged with governance to identify risks or events that may impact the Group's ability to continue as a going concern.
– assessed the appropriateness of the going concern disclosures by comparing the disclosures with management's assessment and considering their compliance with the relevant reporting requirements.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's ability to continue as a going concern for the period to 31 March 2026, being at least one year from when the EEV basis results are authorised for issue.

Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's ability to continue as a going concern.

Other information

The other information comprises the information included in the Annual Report, other than the EEV basis results and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the EEV basis results does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the EEV basis results or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the EEV basis results themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of directors

Management is responsible for the preparation of the EEV basis results in accordance with the EEV Principles using the methodology and assumptions set out in the special purpose Basis of preparation, and for such internal control as management determines is necessary to enable the preparation of the EEV basis results that are free from material misstatement, whether due to fraud or error.

In preparing the EEV basis results, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the EEV basis results

Our objectives are to obtain reasonable assurance about whether the EEV basis results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these EEV basis results.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the entity and management.

– We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are the relevant laws and regulations related to elements of company law, insurance regulation and tax legislation, and the financial reporting framework. Our considerations of other laws and regulations that may have a material effect on the EEV basis results included permissions and supervisory requirements of the listing authorities in the countries where the Company's shares and debt are listed.
– We understood how the Company is complying with those frameworks by making enquiries of management and those responsible for legal and compliance matters. We also reviewed correspondence between the Company and regulatory bodies; reviewed minutes of the Board and its Committees; and gained an understanding of the Company's approach to governance, demonstrated by the Board's approval of the Company's governance framework.
– We assessed the susceptibility of the Company's EEV basis results to material misstatement, including how fraud might occur by assessing events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included:
  – Enquiring of Directors, the Audit Committee, Internal Audit and inspecting papers provided to those charge with governance as to the policies and procedures to prevent and detect fraud, including the Group's "whistleblowing" policies and procedures along with the engagement with local management to identify fraud risks specific to their business units, as well as whether they have knowledge of any actual, suspected or alleged fraud.
  – Reading Board and Audit Committee minutes.
  – Considering remuneration incentive schemes and performance targets for management.

We identified a fraud risk related to the selection of EEV operating assumptions given their direct impact on the Group's embedded value, the opportunity for management to manipulate assumptions due to the subjectivity involved and given the long-term nature of these assumptions which are more difficult to corroborate.

– In determining the audit procedures to address the identified fraud risks, we took into account the results of our evaluation and testing of the operating effectiveness of the group-wide fraud prevention controls. In order to address the risk of fraud specifically as it relates to the EEV operating assumptions, we involved actuarial specialists to assist in our challenge of management. We challenged management in relation to the selection of assumptions and the appropriateness of the rationale for any changes, the consistency of the selected assumptions across different aspects of the financial reporting process and comparison to our understanding of the product portfolio, trends in experience, policyholder behaviour and economic conditions and also by reference to market practice.
– To address the pervasive risk as it relates to management override, we also performed procedures including identifying journal entries based on risk criteria and comparing the identified entries to supporting documentation and assessing significant accounting estimates for bias.

A further description of our responsibilities for the audit of the EEV basis results is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Ernst & Young LLP

John Headley
for and on behalf of Ernst & Young LLP
London
19 March 2025

Additional information

Index to the additional unaudited financial information

I Additional financial information

I(i) Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.

Estimated GWS capital position [note(1)]

As at 31 December 2024, the estimated shareholder GWS capital surplus over the GPCR is $15.9 billion (31 December 2023: $16.1 billion), representing a coverage ratio of 280 per cent (31 December 2023: 295 per cent) and the estimated total GWS capital surplus over the GPCR is $20.9 billion (31 December 2023: $19.0 billion), representing a coverage ratio of 203 per cent (31 December 2023: 197 per cent). The estimated Group Tier 1 capital resources are $18.9 billion with headroom over the GMCR of $13.1 billion (31 December 2023: $18.3 billion with headroom of $12.4 billion), representing a coverage ratio of 325 per cent (31 December 2023: 313 per cent).

	31 Dec 2024			31 Dec 2023			
	Shareholder	Add policyholder note (2)	Total note (3)	Shareholder	Add policyholder note (2)	Total note (3)	Change in total note (4)
Group capital resources ($bn)	**24.8**	**16.3**	**41.1**	24.3	14.3	38.6	2.5
of which: Tier 1 capital resources ($bn) note (5)	**17.6**	**1.3**	**18.9**	17.1	1.2	18.3	0.6
Group Minimum Capital Requirement ($bn)	**5.1**	**0.7**	**5.8**	4.8	1.1	5.9	(0.1)
Group Prescribed Capital Requirement ($bn)	**8.9**	**11.3**	**20.2**	8.2	11.4	19.6	0.6
GWS capital surplus over GPCR ($bn)	**15.9**	**5.0**	**20.9**	16.1	2.9	19.0	1.9
GWS coverage ratio over GPCR (%)	**280 %**		**203 %**	295 %		197 %	6 %
GWS Tier 1 surplus over GMCR ($bn)			**13.1**			12.4	0.7
GWS Tier 1 coverage ratio over GMCR (%)			**325 %**			313 %	12 %

Notes

(1) To reflect the recent Federal Court of Malaysia decision as described in the IFRS financial statements note D2, the 31 December 2024 GWS capital results now reflect a 49 per cent non-controlling interest instead of the previously consolidated 100 per cent economic interest. The 31 December 2023 GWS capital results have not been restated as they reflected the facts and circumstances at that time. Allowing for the non-controlling interest as a pro forma adjustment at 31 December 2023, the estimated shareholder GWS capital surplus over GPCR reduces to $15.9 billion with a coverage ratio of 298 per cent and the estimated total GWS capital surplus over GPCR reduces to $18.8 billion with a coverage ratio of 198 per cent. The total GWS Tier 1 surplus over GMCR reduces to $12.1 billion with a coverage ratio of 319 per cent.

(2) This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.

(3) The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework, while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.

(4) Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.

(5) The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 31 December 2024, total Tier 1 capital resources of $18.9 billion comprises: $24.8 billion of total shareholder capital resources; less $3.6 billion of Prudential plc issued subordinated and senior Tier 2 debt capital; less $3.6 billion of local regulatory tiering classifications, which are classified as GWS Tier 2 capital resources primarily in Singapore and Mainland China; plus $1.3 billion of Tier 1 capital resources in policyholder funds.

GWS sensitivity analysis

The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 31 December 2024 and 31 December 2023 are shown below, for both the shareholder and the total capital position.

	Shareholder			
	31 Dec 2024		31 Dec 2023	
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	**15.9**	**280 %**	16.1	295 %
Impact of:				
10 % increase in equity markets	**0.2**	**(3)%**	0.4	(3) %
20 % fall in equity markets	**(0.8)**	**5 %**	(2.5)	(17) %
50 basis points reduction in interest rates	**1.1**	**10 %**	0.7	11 %
100 basis points increase in interest rates	**(2.6)**	**(25)%**	(2.1)	(25) %
100 basis points increase in credit spreads	**(0.5)**	**(4)%**	(1.0)	(12) %

I Additional financial information continued

	Total			
	31 Dec 2024		31 Dec 2023	
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	**20.9**	**203 %**	19.0	197 %
Impact of:				
10 % increase in equity markets	**1.1**	**1 %**	1.2	1 %
20 % fall in equity markets	**(2.8)**	**(4)%**	(4.0)	(13)%
50 basis points reduction in interest rates	**0.8**	**4 %**	0.4	3 %
100 basis points increase in interest rates	**(2.6)**	**(13)%**	(1.4)	(8)%
100 basis points increase in credit spreads	**(1.3)**	**(7)%**	(1.4)	(7)%

The sensitivity results assume instantaneous market movements and, hence, reflect the current investment portfolio and all consequential impacts as at the valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown above. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented above. Management could also take additional actions to help mitigate the impact of these stresses including, but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

GWS risk appetite and capital management

The Group's capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group's risk profile and the external economic environment, and is set and reviewed regularly by the Board.

Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer. No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus that will only become available as cash flow for distribution over time. The Group's free surplus metric is a better measure of the shareholder capital available for distribution and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy.

At 31 December 2024, the Group's free surplus stock (excluding distribution rights and other intangibles) was $8.6 billion, compared to the GWS shareholder surplus of $15.9 billion and a reconciliation is shown below.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally. Further details are included in the Capital management section of the Financial review.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared. Policyholder fund capital surplus is deployed over time to increase investment risk in the with-profits funds in order to target higher customer returns, or distributed as higher customer bonuses, in line with the specific with-profits bonus policies that apply to each ring-fenced fund. The result of applying these policies is that the aggregate policyholder fund GPCR coverage ratio is typically lower than the GPCR shareholder coverage ratio.

The total GWS coverage ratio, which is an aggregate of the policyholder and shareholder capital positions, is therefore usually lower than the shareholder coverage ratio, but also less sensitive in stress scenarios, as is shown in the GWS sensitivity analysis section above as at 31 December 2024. The total GWS coverage ratio is the Group's regulatory solvency metric to which Group supervision applies, and this total regulatory coverage ratio is managed to ensure it remains above the GPCR by applying separate shareholder and policyholder risk appetite limits, as described above.

Analysis of movement in total regulatory GWS capital surplus (over GPCR)

A summary of the movement in the 31 December 2023 regulatory GWS capital surplus (over GPCR) of $19.0 billion to $20.9 billion at 31 December 2024 is set out in the table below.

	2024 $bn
Total GWS surplus at 1 Jan (over GPCR)	**19.0**
Shareholder free surplus generation	
In-force operating capital generation	**2.0**
Investment in new business	**(0.7)**
Total operating free surplus generation	**1.3**
External dividends & share repurchases/buybacks	**(1.4)**
Non-operating movements including market movements	**0.4**
Other capital movements (including foreign exchange movements)	**(0.2)**
Adjustment to non-controlling interest for Malaysia conventional life business	**(0.2)**
Movement in free surplus (see EEV basis results for further detail)	**(0.1)**
Other movements in GWS shareholder surplus not included in free surplus	**(0.1)**
Movement in contribution from GWS policyholder surplus (over GPCR)	**2.1**
Net movement in GWS capital surplus (over GPCR)	**1.9**
Total GWS surplus at 31 Dec (over GPCR)	**20.9**

Further detail on the movement in free surplus of $(0.1) billion is included in the Movement in Group free surplus section of the Group's EEV basis results.

Other movements in GWS shareholder surplus not included in free surplus are driven by the differences described in the reconciliation shown later in this section. This includes movements in distribution rights and other intangibles (which are expensed on day one under the GWS requirements) and movements in the restriction applied to free surplus to better reflect shareholder resources that are available for distribution.

Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources

Detail on the material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital are provided below.

– Total eligible capital resources increased by $2.5 billion to $41.1 billion at 31 December 2024 (31 December 2023: $38.6 billion). This includes a $0.6 billion increase in tier 1 group capital to $18.9 billion (31 December 2023: $18.3 billion) and a $1.9 billion increase in tier 2 group capital to $22.2 billion (31 December 2023: $20.3 billion). The increase in total eligible capital resources is primarily driven by positive operating capital generation over the year, partially offset by payments of external dividends and share repurchases and buybacks and market (including foreign exchange) movements over the year.
– Total regulatory GPCR increased by $0.6 billion to $20.2 billion at 31 December 2024 (31 December 2023: $19.6 billion), while the total regulatory GMCR decreased by $(0.1) billion to $5.8 billion at 31 December 2024 (31 December 2023: $5.9 billion). Movements in the GPCR and GMCR are primarily driven by increases from new business sold over the year, offset by the release of capital as the policies matured, or were surrendered and market (including foreign exchange) movements over the year. The movement in the GMCR is restricted to reflect tier 1 group capital.

Reconciliation of free surplus to total regulatory GWS capital surplus (over GPCR)

	31 Dec 2024 $bn		
	Capital resources	Required capital	Surplus
Free surplus excluding distribution rights and other intangibles [note (1)]	**15.0**	**6.4**	**8.6**
Restrictions applied in free surplus for China C-ROSS II [note (2)]	**1.4**	**1.3**	**0.1**
Restrictions applied in free surplus for HK RBC [note (3)]	**6.2**	**0.9**	**5.3**
Restrictions applied in free surplus for Singapore RBC [note (4)]	**2.1**	**0.2**	**1.9**
Other	**0.1**	**0.1**	**0.0**
Add GWS policyholder surplus contribution	**16.3**	**11.3**	**5.0**
Total regulatory GWS capital surplus (over GPCR)	**41.1**	**20.2**	**20.9**

Notes
(1) As per the 'Free surplus excluding distribution rights and other intangibles' shown in the statement of Movement in Group free surplus of the Group's EEV basis results.
(2) Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) in Mainland China and includes a requirement to establish a deferred profit liability within EEV net worth, which can be used to reduce the EEV required capital. This approach is used to assist in setting free surplus so that it reflects resources potentially available for distribution.
(3) EEV free surplus for Hong Kong under the HK RBC regime excludes regulatory surplus to better reflect how the business is managed. This includes HK RBC technical provisions that are lower than policyholder asset shares as well as the value of future shareholder transfers from participating business (net of associated required capital), which are included in the shareholder GWS capital position.
(4) EEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which excludes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the GWS capital surplus (over GPCR).

I Additional financial information continued

Reconciliation of Group IFRS shareholders' equity to Group total GWS capital resources

	31 Dec 2024 $bn
Group IFRS shareholders' equity	**17.5**
Remove goodwill and intangibles recognised on the IFRS consolidated statement of financial position	(4.5)
Add debt treated as capital under GWS [note (1)]	3.6
Asset valuation differences [note (2)]	(0.3)
Remove IFRS 17 CSM (including joint ventures and associates) [note (3)]	21.0
Liability valuation (including insurance contracts) differences excluding IFRS 17 CSM [note (4)]	2.6
Differences in associated net deferred tax liabilities [note (5)]	0.9
Other [note (6)]	0.3
Group total GWS capital resources	**41.1**

Notes
(1) As per the GWS Framework, debt in issuance at the date of designation that satisfies the criteria for transitional arrangements, and qualifying debt issued since the date of designation, are included as Group capital resources but are treated as liabilities under IFRS.
(2) Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.
(3) The IFRS 17 CSM represents a discounted stock of unearned profit that is released over time as services are provided. On a GWS basis the level of future profits will be recognised within the capital resources to the extent permitted by the local solvency reserving basis. Any restrictions applied by the local solvency bases (such as zeroisation of future profits) is captured in the liability valuation differences line.
(4) Liability valuation differences (excluding the CSM) reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. This includes the negative impact of moving from the IFRS 17 best estimate reserving basis to a more prudent local solvency reserving basis (including any restrictions in the recognition of future profits) offset by the fact that certain local solvency regimes capture some reserves within the required capital instead of the capital resources.
(5) Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.
(6) Other differences mainly reflect the inclusion of subordinated debt in Mainland China as local capital resources on a C-ROSS II basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position
Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity (with adjustments described below) for non-regulated entities.

In determining the GWS eligible group capital resources and required capital, the following principles have been applied:

– For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;
– The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group Tier 1 capital. For non-regulated entities tiering of capital is determined in line with the Insurance (Group Capital) Rules.
– For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
– For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
– For entities where the Group's interest is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group's share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings that are not part of the Group;
– Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;
– At 31 December 2024, all debt instruments with the exception of the senior debt issued in 2022 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars. Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital;
– The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and
– Prudential also presents a shareholder GWS capital basis, which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong, the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR.

I(ii) Eastspring adjusted operating profit and funds under management or advice

(a) Eastspring adjusted operating profit

	2024 $m	2023 AER $m
Operating income before performance-related fees note (1)	**747**	700
Performance-related fees	**–**	(2)
Operating income (net of commission) note (2)	**747**	698
Operating expense note (2)	**(385)**	(372)
Group's share of tax on joint ventures' operating profit	**(58)**	(46)
Adjusted operating profit	**304**	280
Average funds managed or advised by Eastspring	**$249.3bn**	$225.9bn
Margin based on operating income note (3)	**30bps**	31bps
Cost/income ratio note II(v)	**52 %**	53 %

Notes

(1) Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice). Amounts are classified between retail or institutional depending on whether the owner of the holding, where known, is a retail or institutional investor.

	Retail	Margin	Institutional	Margin	Total	Margin
	$m	bps	$m	bps	$m	bps
2024	**414**	**62**	**333**	**18**	**747**	**30**
2023	353	67	347	20	700	31

(2) Operating income and expense include the Group's share of contribution from joint ventures. In the consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item. A reconciliation is provided in note II(v) of this additional information.

(3) Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.

(b) Eastspring total funds under management or advice

Eastspring manages funds from external parties and also funds for the Group's insurance operations. In addition, Eastspring advises on certain funds for the Group's insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised on by Eastspring. All amounts are presented on an AER basis unless otherwise stated.

	31 Dec 2024 $bn	31 Dec 2023 $bn
External funds under management, excluding funds managed on behalf of M&G plc note (1)		
Retail	**64.5**	50.8
Institutional	**29.8**	31.6
Money market funds (MMF)	**13.9**	11.8
	108.2	94.2
Funds managed on behalf of M&G plc note (2)	**1.2**	1.9
External funds under management	**109.4**	96.1
Internal funds under management or advice:		
Internal funds under management	**115.4**	110.0
Internal funds under advice	**33.2**	31.0
	148.6	141.0
Total funds under management or advice note (3)	**258.0**	237.1

Notes

(1) Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2024 $m	2023 $m
At 1 Jan	**94,123**	81,949
Market gross inflows	**110,751**	91,160
Redemptions	**(102,434)**	(85,983)
Market and other movements	**5,777**	6,997
At 31 Dec	**108,217**	94,123

* In the table above the ending balance of $108,217 million includes $13,914 million relating to Asia Money Market Funds (MMF) at 31 December 2024 (31 December 2023: $11,775 million). Investment flows for 2024 include Eastspring MMF gross inflows of $70,640 million (2023: $66,340 million) and net inflows of $1,818 million (2023: $1,123 million).

I Additional financial information continued

(2) Movements in funds managed on behalf of M&G plc are analysed below:

	2024 $m	2023 $m
At 1 Jan	1,924	9,235
Net flows	(675)	(7,604)
Market and other movements	(12)	293
At 31 Dec	1,237	1,924

(3) Total funds under management or advice are analysed by asset class below (multi-asset funds include a mix of debt, equity and other investments):

	31 Dec 2024						31 Dec 2023	
	Funds under management		Funds under advice		Total		Total	
	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total
Equity	59.6	26 %	2.2	7 %	61.8	24 %	52.1	22 %
Fixed income	38.8	17 %	6.4	19 %	45.2	17 %	43.9	19 %
Multi-asset	109.4	49 %	24.6	74 %	134.0	52 %	126.1	53 %
Alternatives	2.0	1 %	–	0 %	2.0	1 %	2.1	1 %
MMF	15.0	7 %	–	0 %	15.0	6 %	12.9	5 %
Total funds	224.8	100 %	33.2	100 %	258.0	100 %	237.1	100 %

I(iii) Group funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those that are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential's asset management businesses. It excludes the assets classified as held for sale. All amounts are presented on an AER basis unless otherwise stated.

	31 Dec 2024 $bn	31 Dec 2023 $bn
Internal funds	191.3	183.3
Eastspring external funds, including M&G plc [note I(ii)]	109.4	96.1
Total Group funds under management [note]	300.7	279.4

Note
Total Group funds under management comprise:

	31 Dec 2024 $bn	31 Dec 2023 $bn
Total investments held on the balance sheet (including Investment in joint ventures and associates accounted for using the equity method)	169.4	162.9
External funds of Eastspring, including M&G plc	109.4	96.1
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	21.9	20.4
Total Group funds under management	300.7	279.4

I(iv) Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity. All amounts are presented on an AER basis unless otherwise stated.

	2024 $m	2023 $m
Net cash remitted by business units [note (1)]	**1,383**	1,611
Central outflows		
Net interest received (paid)	**17**	(51)
Corporate expenditure [note (2)]	**(253)**	(271)
Centrally funded recurring bancassurance fees	**(198)**	(182)
	(434)	(504)
Holding company cash flow before dividends and other movements	**949**	1,107
Dividends paid, net of scrip dividends	**(552)**	(533)
Operating holding company cash flow after dividends but before other movements	**397**	574
Other movements		
Redemption of debt	**–**	(393)
Share repurchases/buybacks (including costs)	**(860)**	–
Other corporate activities [note (3)]	**(109)**	226
	(969)	(167)
Net movement in holding company cash flow	**(572)**	407
Cash and short-term investments at 1 Jan	**3,516**	3,057
Foreign exchange movements	**(28)**	52
Cash and short-term investments at 31 Dec	**2,916**	3,516

Notes
(1) Net cash remitted by business units comprises dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation. The remittances in 2024 were net of cash advanced to Mainland China of $174 million in anticipation of a future capital injection as described in note D4 of the IFRS financial statements (2023: net of $176 million cash advanced that was subsequently converted into a capital injection in 2024).
(2) Including IFRS 17 implementation and restructuring costs paid in the year.
(3) Cash flows from other corporate activities were $(109) million (2023: $226 million). This included payments in respect of new bancassurance partnerships and the acquisition of the remaining interest in our Nigeria life business. 2023 largely related to the disposal of the Group's remaining investment in Jackson Financial Inc.

Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investments balance. The table below shows the reconciliation of the Cash and cash equivalents unallocated to a segment (Central operations) held on the IFRS balance sheet (as shown in note C1.1) and Cash and short-term investments held by holding companies at the end of each period:

	31 Dec 2024 $m	31 Dec 2023 $m
Cash and cash equivalents of Central operations held on balance sheet	**2,445**	1,590
Less: Amounts from commercial paper	**(527)**	(699)
Add: Deposits with credit institutions of Central operations held on balance sheet	**998**	2,625
Cash and short-term investments	**2,916**	3,516

I Additional financial information continued

I(v) Reconciliation of EEV expected transfer of value of in-force business and required capital to free surplus

The table below shows how the EEV value of in-force business (VIF) and the associated required capital for insurance business operations are projected as emerging into free surplus over the next 40 years. Although circa 5 per cent of the embedded value emerges after this date, analysis of cash flows emerging in the years shown is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2024 results. It includes 100 per cent of the Group's Malaysia Conventional Life business.

In addition to showing the amounts, on both a discounted and undiscounted basis, expected to be generated from all in-force business at 31 December 2024, the table also presents the future free surplus expected to be generated from the investment made in new business during 2024 over the same 40-year period.

	31 Dec 2024 $m			
	Expected generation from all in-force business*		Expected generation from new business written in 2023*	
Expected period of emergence	Undiscounted	Discounted	Undiscounted	Discounted
2025	2,694	2,591	364	349
2026	2,604	2,353	254	227
2027	2,601	2,211	268	226
2028	2,415	1,933	236	188
2029	2,398	1,807	232	173
2030	2,353	1,668	223	157
2031	2,183	1,455	210	138
2032	2,145	1,346	207	128
2033	2,121	1,253	198	116
2034	2,133	1,188	216	123
2035	2,128	1,127	228	123
2036	2,090	1,049	223	114
2037	2,106	998	209	102
2038	2,101	938	211	97
2039	2,114	890	231	98
2040	2,085	833	198	83
2041	2,086	788	197	78
2042	2,084	745	195	74
2043	2,092	706	193	70
2044	2,105	668	202	69
2045–2049	10,484	2,788	957	282
2050–2054	10,689	2,078	903	203
2055–2059	10,876	1,508	966	173
2060–2064	11,187	1,090	874	117
Total free surplus expected to emerge in the next 40 years	87,874	34,011	8,195	3,508

* The analysis excludes amounts incorporated into VIF and required capital at 31 December 2024 where there is no definitive time frame for when the payments will be made or receipts received. It also excludes any free surplus projected to emerge after 2064.

The expected free surplus generation from new business written in 2024 can be reconciled to the new business profit as follows:

	2024 $m
Undiscounted expected free surplus generation for years 2025 to 2064	8,195
Less: discount effect	(4,687)
Discounted expected free surplus generation for years 2025 to 2064	3,508
Discounted expected free surplus generation for years after 2064	221
Discounted expected free surplus generation from new business written in 2024	3,729
Free surplus investment in new business	(700)
Other items*	49
New business profit	3,078

* Other items represent the impact of the TVOG on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation is translated at closing rates.

The discounted expected free surplus generation from in-force business can be reconciled to the embedded value for insurance business operations as follows:

	31 Dec 2024 $m
Discounted expected generation from all in-force business for years 2025 to 2064	34,011
Discounted expected generation from all in-force business for years after 2064	2,259
Discounted expected generation from all in-force business at 31 Dec 2024	36,270
Free surplus of insurance business operations at 31 Dec 2024	6,611
Other items*	(1,747)
EEV for insurance business operations	41,134

* Other items represent the impact of TVOG, the non-controlling interest in PAMB and other non-modelled items.

The undiscounted expected free surplus generation from all in-force business at 31 December 2024 can be reconciled to the amount that was expected to be generated at 31 December 2023 as follows:

	2024	2025	2026	2027	2028	2029	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m
2023 expected free surplus generation for years 2024 to 2063	2,360	2,325	2,314	2,283	2,171	2,122	67,260	80,835
Less: Amounts expected to be realised in the current year	(2,360)	–	–	–	–	–	–	(2,360)
Add: Expected free surplus to be generated in year 2064 (excluding 2024 new business)	–	–	–	–	–	–	1,934	1,934
Foreign exchange differences	–	(41)	(40)	(37)	(33)	(31)	(606)	(788)
New business	–	364	254	268	236	232	6,841	8,195
Operating, non-operating and other movements	–	46	76	87	41	75	(267)	58
2024 expected free surplus generation for years 2025 to 2064	–	2,694	2,604	2,601	2,415	2,398	75,162	87,874

At 31 December 2024, the total free surplus expected to be generated over the next five years (2025 to 2029 inclusive) for insurance business operations, using the same assumptions and methodology as those underpinning 2024 embedded value reporting, was $12.7 billion (31 December 2023: $11.5 billion).

At 31 December 2024, the total free surplus expected to be generated on an undiscounted basis over the next 40 years for insurance business operations is $87.9 billion, $7.1 billion higher than the $80.8 billion expected at the end of 2023. The increase is driven primarily by new business.

Actual underlying free surplus generated in 2024 from insurance business in force at the end of 2023, before restructuring and IFRS 17 implementation costs, was $2.4 billion, after allowing for $(0.3) billion of changes in operating assumptions and experience variances. This compares with the expected 2024 realisation at the end of 2023 of $2.4 billion and can be analysed further as follows:

	2024 $m
Expected transfer from in-force business to free surplus	2,375
Expected return on existing free surplus	291
Changes in operating assumptions and experience variances	(299)
Underlying free surplus generated from in-force insurance business before restructuring and IFRS 17 implementation costs	2,367
2024 free surplus expected to be generated at 31 December 2023	2,360

I Additional financial information continued

I(vi) Share schemes

The Company operates a number of share schemes and plans which are described below. The purpose of these arrangements are to incentivise and retain eligible employees of the Group or, in the case of the Agency LTIP and the ISSOSNE, eligible agents based in certain business units of the Group through the grant of options over, and awards of, shares in Prudential plc.

The number of Prudential plc shares which may be issued to satisfy awards or options granted in any ten-year rolling period under (i) these plans and any other share scheme adopted by Prudential plc and its subsidiaries may not exceed 10 per cent of the issued ordinary share capital of Prudential plc from time to time, and (ii) the Agency LTIP and the ISSOSNE to participants who qualify as 'service providers' (as defined under the Hong Kong Listing Rules) may not exceed 2 per cent of the issued ordinary share capital of Prudential plc from time to time. In addition, the number of Prudential plc shares which may be issued to satisfy awards or options granted in any ten-year rolling period under any scheme or plan in which Executive Directors participate or any other discretionary employee share scheme adopted by Prudential plc and its subsidiaries may not exceed 5 per cent of the issued ordinary share capital of Prudential plc and its subsidiaries from time to time. Prudential plc shares transferred out of treasury will count towards these limits for so long as this is required under institutional shareholder guidelines.

As at 1 January 2024 and 31 December 2024, the shareholder dilution under (i) all share schemes adopted by Prudential plc and its subsidiaries represented 0.52 per cent and 0.68 per cent of the issued ordinary share capital of Prudential plc respectively (the 'Scheme Mandate'), and (ii) the Agency LTIP and the ISSOSNE represented less than 0.01 per cent and 0.06 per cent of the issued ordinary share capital of Prudential plc respectively (the 'Service Provider Sublimit'). Accordingly, the number of Prudential plc shares available for grant in respect of all options and awards under (i) the Scheme Mandate at the beginning and the end of the year ended 31 December 2024 are 206,246,097 and 204,954,937 respectively and (ii) the Service Provider Sublimit at the beginning and the end of the year ended 31 December 2024 are 39,807,882 and 38,281,039 respectively.

The number of Prudential plc shares that may be issued in respect of share options and awards granted under all share option schemes and share award schemes during the year ended 31 December 2024 divided by the weighted average number of Prudential plc shares in issue for the year ended 31 December 2024 is 0.67 per cent.

The weighted average share price of Prudential plc for the year ended 31 December 2024 was £7.14 (2023: £10.46).

Prudential calculates the fair value of options and awards in accordance with the applicable accounting standards and policies adopted for preparing the consolidated financial statements. More detail on the methodology and assumptions used is given in note B2.2 to the IFRS consolidated financial statements.

No payment is payable on application for, or acceptance of, any award made under any of the share schemes or plans operated by the Company.

Waivers from strict compliance with the Hong Kong Listing Rules

In relation to the PLTIP 2023, a waiver from strict compliance with Rule 17.03B(1) of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 11 April 2023 such that the total number of shares of Prudential plc that may be issued under the share plans of Prudential plc in any 10-year rolling period will not exceed 10 per cent of shares in issue from time to time. The PLTIP 2023 must also continue to be in compliance with the UK Listing Rules and other applicable UK laws.

In relation to the Agency LTIP, a waiver from strict compliance with Rule 17.03B(1) and Rule 17.03F of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 11 April 2023 such that (i) the total number of shares of Prudential plc may be issued under the share plans of Prudential plc in any 10-year rolling period will not exceed 10 per cent of shares in issue from time to time; and (ii) the vesting period for awards may be less than 12 months in the following circumstances: (a) where a participant ceases to be an insurance agent for the reasons set out under the Agency LTIP (ie redundancy, injury or disability, retirement or the participant's employing entity or business ceasing to be part of the Prudential group), the Remuneration Committee may allow an award to vest in part or in full before the original vesting date, taking into consideration the performance conditions which have been satisfied, the number of months between date of grant and the cessation date and other factors including personal conduct of the participant; (b) if a participant ceases to be an insurance agent before the original vesting date and the Remuneration Committee decides that the award will not lapse, the award must vest in part or in full on the date of cessation if the participant is a US taxpayer; (c) if a participant ceases to be an insurance agent before the vesting date for any other reason, including where an agent resigns due to personal circumstances such as family relocation or a career change (other than death or summary termination of employment), the Remuneration Committee may allow an award to vest in part or in full; (d) the Remuneration Committee may allow an award to vest in part or in full if there is a change of control of Prudential plc or if a compromise or arrangement has been sanctioned by the Court under the Companies Act 2006; (e) the Remuneration Committee may allow an award to vest in part or in full if Prudential plc is or is expected to be affected by any demerger, dividend in specie, super dividend or other transaction (such as entry into a joint venture with a third party and such transaction negatively impacts share price of Prudential plc, or a secondary capital raising, other than the transactions prescribed under the Rule 10.1 of the Agency LTIP); and (f) for a participant who is a US taxpayer, if a delay due to vesting conditions, dealing restrictions or an investigation into malus circumstances would postpone the issue of transfer of shares of Prudential plc or cash equivalent beyond a prescribed period within the meaning of the US Tax Code, the Remuneration Committee may cause a share award to vest in part or in full. The Agency LTIP must also be in compliance with the UK Listing Rules and other applicable UK laws.

In relation to the Sharesave, a waiver from strict compliance with Rule 17.03B(1) and Rule 17.03E of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 11 April 2023 such that (i) the total number of shares of Prudential plc that may be issued under the share plans of Prudential plc in any 10-year rolling period will not exceed 10 per cent of shares in issue from time to time; (ii) the option exercise price will not be less than 80 per cent of the closing middle-market quotation of a share of Prudential plc as derived from the Daily Official List of the London Stock Exchange (or, if the Board so determines, the closing price as derived from the daily quotations sheet of the Hong Kong Stock Exchange) for the business day before the date of invitation or, if the Board so determines, the arithmetic average of the middle-market quotations or closing prices of a share of Prudential plc on the London Stock Exchange or the Hong Kong Stock Exchange for the three business days before the date of invitation; and (iii) the Sharesave rules do not provide for the cancellation of options granted, in line with UK tax legislation and HMRC guidance. The Sharesave must also continue to be in compliance with the UK Listing Rules and other applicable UK laws.

In relation to the ISSOSNE, a waiver from strict compliance with Rule 17.03B(1), Rule 17.03E and Rule 17.03F of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 11 April 2023 such that (i) the total number of shares of Prudential plc that may be issued under the share plans of Prudential plc in any 10-year rolling period will not exceed 10 per cent of shares in issue from time to time; (ii) the option exercise price will not be less than 80 per cent of the arithmetic average of the middle-market quotation of a share of Prudential plc as derived from the Daily Official List of the London Stock Exchange (or, if the Board so determines, the daily quotations sheet of the Hong Kong Stock Exchange) for three consecutive dealing days determined by the Board which fall within the period of 30 days immediately preceding the day on which the relevant option is granted; and (iii) the vesting period for options may be less than 12 months in the following circumstances: (a) where the Board has discretion to decide, in accordance with the Board's internal guidelines (which set out the eligibility criteria for the nomination of agents to participate in the ISSOSNE, such as exclusivity of services, average number of hours working for Prudential plc and profits generated) as applicable from time to time, whether an option shall be exercisable if the option holder ceases to be an eligible participant. The Board may consider exercising the aforementioned discretion in compassionate circumstances, such as where a participant has left the group due to a terminal illness diagnosis; (b) options can be exercisable within six months after a change in control of Prudential plc; (c) options can be exercisable at any time during the period from when a compromise or arrangement is sanctioned by the Court under the Companies Act 2006 until when such compromise or arrangement becomes effective; and (d) options can be exercisable within two months after a resolution has been passed for the voluntary winding up of Prudential plc. The ISSOSNE must also continue to be in compliance with the UK Listing Rules and other applicable UK laws.

Share schemes funded by new shares of Prudential

The arrangements in operation which may be funded by new issue shares of Prudential plc are the Prudential Long Term Incentive Plan 2023 (PLTIP 2023), the Prudential Agency Long-Term Incentive Plan (Agency LTIP), the Prudential Sharesave Plan 2023 (Sharesave 2023) and the Prudential International Savings-Related Share Option Scheme for Non-Employees (ISSOSNE).

The Prudential Long Term Incentive Plan (PLTIP 2013) and the Prudential 2013 Savings-Related Share Option Scheme (Sharesave 2013) have been discontinued for use since their expiry on 16 May 2023, but any awards and options that remain outstanding under them may be funded by new issue shares of Prudential plc.

I Additional financial information continued

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
PLTIP 2023 Any employee of a Group Company may be selected to be granted an award.	The total number of securities available for issue under the scheme is 1,487,436 which represents 0.056 per cent of the issued share capital at 31 December 2024.	Awards will not be granted over Prudential plc shares with a market value in excess of 550% of salary, in respect of any financial year of the Company (save in the case of any recruitment awards that compensate for entitlements forfeited on leaving a former employer). In addition, no awards will be granted if it will cause the Prudential plc shares over which all awards or options granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three years from grant. Awards may vest earlier (i) if they are recruitment awards, (ii) upon a takeover of Prudential plc or similar corporate event, or (iii) if a participant leaves with good-leaver status or passes away.	Awards structured as nil or nominal-cost options will normally be exercisable from vesting (or, where an award is subject to a holding period, release) until the tenth anniversary of the grant date.	The plan is due to expire on 25 May 2033.
Agency LTIP Any agent, who is a person who provides sales services to any Group Company under a contract for services, excluding any connected person, may be selected to be granted an award.	The total number of securities available for issue under the scheme is 108,174 which represents 0.004 per cent of the issued share capital at 31 December 2024.	No awards will be granted if it would cause the Prudential plc shares over which all awards or options are granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three years from grant. Awards may vest earlier (i) if a participant passes away, or (ii) in the circumstances described in the 'Waivers from strict compliance with the Hong Kong Listing Rules' section above.	One month from vesting (or two months if an extension is agreed with Prudential). The exercise price is the nominal value of a Prudential plc share.	The plan is due to expire on 25 May 2033.
Sharesave 2023 Any employee can participate who meets the definition of eligible employee, as defined by the relevant UK tax legislation.	The total number of securities available for issue under the scheme is 94,984 which represents 0.004 per cent of the issued share capital at 31 December 2024.	Options will not be granted if it would result in the participant's monthly contributions to the Sharesave 2023 exceeding £500. In addition, no options will be granted if it would cause the Prudential plc shares over which all awards or options are granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three or five years (depending on the length of the relevant savings contract selected by the participant). Options may be exercised early: (i) upon a takeover of Prudential plc, or (ii) if a participant leaves with good leaver status or passes away.	Six months from the conclusion of the savings contract the participant enters into in connection with the Sharesave. Options may be exercisable for a period of 12 months if a participant passes away. The option exercise price is described in the 'Waivers from strict compliance with the Hong Kong Listing Rules' section above.	The plan is due to expire on 25 May 2033.

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
ISSOSNE Any agent can participate who has been continuously engaged under a contract for service by a Participating Company for at least six months.	The total number of securities available for issue under the scheme is 1,565,112 which represents 0.059 per cent of the issued share capital at 31 December 2024.	Options will not be granted if it would result in the participant's monthly contributions to the ISSOSNE exceeding the local currency equivalent of £500 or if it would cause the Prudential plc shares over which all awards or options are granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three years from grant, though the Board may determine an alternative period depending on the length of the relevant savings contract the participant enters into in connection with the ISSOSNE. Options may vest early: (i) if a participant passes away, or (ii) in the circumstances described in the 'Waivers from strict compliance with the Hong Kong Listing Rules' section above.	Six months from vesting, though options may be exercisable for a period of 12 months if a participant passes away. The option exercise price is described in the 'Waivers from strict compliance with the Hong Kong Listing Rules' section above.	The plan is due to expire on 25 May 2033.
PLTIP 2013 Any employee of a Group company may be selected to be granted an award.	n/a	No awards have been granted under the plan since its expiry on 16 May 2023. Before the expiry of the plan, awards were not granted over Prudential plc shares with a market value in excess of 550% of salary.	Normally three years from grant. Awards may vest earlier: (i) upon a takeover or winding up of Prudential plc, or (ii) if a participant leaves with good-leaver status or passes away.	n/a	The plan expired on 16 May 2023.
Sharesave 2013 Any employee can participate who meets the definition of eligible employee, as defined by the relevant UK tax legislation.	n/a	No options have been granted under the plan since its expiry on 16 May 2023. Before the expiry of the plan, no options were granted if it would have resulted in the participant's monthly contributions to the Sharesave 2013 exceeding the statutory maximum at the relevant time.	Normally three or five years (depending on the length of the relevant savings contract selected by the participant). Options may be exercised vest early: (i) upon a takeover or voluntary winding up of Prudential plc, or (ii) if a participant leaves with good leaver status or passes away.	Six months from vesting, though options may be exercisable for a period of 12 months if a participant passes away. The price per share payable on the exercise of an option will have been determined by the Board and will have been no less than 80 per cent of the share price of Prudential plc for the average share price of Prudential plc for the three dealing days before the issue of invitations to employees to participate in the Sharesave 2013.	The plan expired on 16 May 2023.

I Additional financial information continued

The following analysis shows the movement in each share plan for the year ended 31 December 2024:

(a) PLTIP

Vesting period		Fair value at grant date		Number of shares under awards								
Date of grant	Vesting date	PLTIP TSR	PLTIP IFRS	Beginning of year	Transferred	Granted	Vested	Cancelled	Lapsed/ forfeited	End of year	Closing share price[3]	Weighted average share price[4]
		HKD	HKD								HKD	HKD
07 Apr 21	07 Apr 24	89.86	168.20	**304,376**	**–**	**–**	**(137,735)**	**–**	**(166,641)**	**–**	**n/a**	**75.88**
21 Apr 21	21 Apr 24	79.86	161.39	**105,434**	**–**	**–**	**(29,064)**	**–**	**(76,370)**	**–**	**n/a**	**75.88**
17 May 21	17 May 24	82.45	163.98	**423,752**	**–**	**–**	**(116,823)**	**–**	**(306,929)**	**–**	**n/a**	**81.77**
05 Apr 22	05 Apr 25	23.42	116.47	**257,348**	**–**	**–**	**–**	**–**	**(27,109)**	**230,239**	**n/a**	**n/a**
27 May 22	27 May 25	18.86	101.99	**121,782**	**–**	**–**	**–**	**–**	**–**	**121,782**	**n/a**	**n/a**
30 May 23	30 May 26	47.17	109.38	**438,098**	**–**	**–**	**–**	**–**	**–**	**438,098**	**n/a**	**n/a**
26 Mar 24	26 Mar 27	24.45	75.20	**–**	**–**	**697,317**	**–**	**–**	**–**	**697,317**	**76.59**	**n/a**
Total PLTIP				**1,650,790**	**–**	**697,317**	**(283,622)**	**–**	**(577,049)**	**1,487,436**		
Representing:												
Directors[1, 2]				**438,098**		**697,317**				**1,135,415**		
Other employees				**1,212,692**		**–**	**(283,622)**	**–**	**(577,049)**	**352,021**		
Total PLTIP				**1,650,790**	**–**	**697,317**	**(283,622)**	**–**	**(577,049)**	**1,487,436**		

Notes
(1) Additional details on the directors' share awards for each individual director is set out in the Directors' remuneration report.
(2) PLTIP awards have performance conditions attached, and these are set out in the Directors' remuneration report.
(3) Closing share price is quoted before grant date.
(4) Weighted average price is calculated based on closing share price before vesting date.

(b) Agency LTIP

Vesting period			Number of shares under awards						
Date of grant	Vesting date	Fair value at grant date	Beginning of year	Granted	Vested	Lapsed/ forfeited	End of year	Closing share price[2]	Weighted average share price[3]
		HKD						HKD	HKD
07 Apr 21	07 Apr 24	156.50	**109,109**	**–**	**(109,109)**	**–**	**–**	**n/a**	**75.88**
18 Jun 21	07 Apr 24	146.85	**14,014**	**–**	**(14,014)**	**–**	**–**	**n/a**	**75.88**
07 Oct 21	07 Apr 24	156.41	**5,227**	**–**	**(5,227)**	**–**	**–**	**n/a**	**75.88**
27 May 22	05 Apr 25	99.32	**41,725**	**–**	**–**	**–**	**41,725**	**n/a**	**n/a**
30 May 23	12 Apr 26	105.32	**66,449**	**–**	**–**	**–**	**66,449**	**n/a**	**n/a**
Total Agency LTIP[1]			**236,524**	**–**	**(128,350)**	**–**	**108,174**		

Notes
(1) All of the participants of this scheme are service providers.
(2) Closing share price is quoted before grant date.
(3) Weighted average price is calculated based on closing share price before vesting date.

(c) Sharesave

		Exercise period			Number of shares under options							
Date of grant	Exercise price	Beginning	End	Fair value at grant date	Beginning of year	Granted	Exercised	Cancelled	Lapsed/ forfeited	End of year	Closing share price[2]	Weighted average share price[3]
	£			£							£	£
29 Nov 19	11.18	01 Jan 23	30 Jun 23	3.28	**966**	**–**	**–**	**(966)**	**–**	**–**	**n/a**	**n/a**
29 Nov 19	11.18	01 Jan 25	30 Jun 25	3.69	**2,683**	**–**	**–**	**–**	**–**	**2,683**	**n/a**	**n/a**
22 Sep 20	9.64	01 Dec 23	31 May 24	1.90	**23,142**	**–**	**–**	**(746)**	**(22,396)**	**–**	**n/a**	**n/a**
22 Sep 20	9.64	01 Dec 25	31 May 26	2.04	**3,174**	**–**	**–**	**–**	**–**	**3,174**	**n/a**	**n/a**
08 Dec 21	12.02	01 Jan 25	30 Jun 25	3.03	**2,361**	**–**	**–**	**(448)**	**(416)**	**1,497**	**n/a**	**n/a**
08 Dec 21	12.02	01 Jan 27	30 Jun 27	3.65	**49**	**–**	**–**	**–**	**–**	**49**	**n/a**	**n/a**
23 Sep 22	7.37	01 Dec 25	31 May 26	3.08	**32,206**	**2,198**	**(908)**	**(9,035)**	**(2,999)**	**21,462**	**n/a**	**7.37**
23 Sep 22	7.37	01 Dec 27	31 May 28	3.63	**12,372**	**–**	**–**	**(12,210)**	**–**	**162**	**n/a**	**n/a**
01 Oct 23	7.75	01 Dec 26	31 May 27	2.62	**18,950**	**–**	**–**	**(5,742)**	**(4,068)**	**9,140**	**n/a**	**n/a**
01 Oct 23	7.75	01 Dec 28	31 May 29	3.21	**12,065**	**–**	**–**	**(6,522)**	**(407)**	**5,136**	**n/a**	**n/a**
04 Oct 24	5.20	01 Dec 27	31 May 28	2.36	**–**	**24,963**	**–**	**(3,567)**	**–**	**21,396**	**7.03**	**n/a**
04 Oct 24	5.20	01 Dec 29	31 May 30	2.60	**–**	**30,285**	**–**	**–**	**–**	**30,285**	**7.03**	**n/a**
Total Sharesave[1]					**107,968**	**57,446**	**(908)**	**(39,236)**	**(30,286)**	**94,984**		

Notes
(1) All of the participants of this scheme are employees.
(2) Closing share price is quoted before grant date.
(3) Weighted average price is calculated based on closing share price before vesting date.

(d) ISSOSNE

Date of grant	Exercise price	Exercise period: Beginning	Exercise period: End	Fair value at grant date	Number of shares under options: Beginning of year	Granted	Exercised	Cancelled	Lapsed/ forfeited	End of year	Closing share price[2]	Weighted average share price[3]
	£/HKD			£/HKD							£/HKD	£/HKD
18 Sep 18	£12.07	01 Dec 23	31 May 24	**£3.61**	**60,436**	**–**	**–**	**(60,436)**	**–**	**–**	**n/a**	**n/a**
02 Oct 19	£9.62	01 Dec 24	31 May 25	**£2.98**	**209,309**	**–**	**–**	**(125,581)**	**–**	**83,728**	**n/a**	**n/a**
22 Sep 20	£9.64	01 Dec 23	31 May 24	**£1.90**	**137,583**	**–**	**–**	**(137,583)**	**–**	**–**	**n/a**	**n/a**
22 Sep 20	£9.64	01 Dec 25	31 May 26	**£2.04**	**145,742**	**–**	**–**	**(20,580)**	**–**	**125,162**	**n/a**	**n/a**
02 Nov 21	£11.89	01 Dec 24	31 May 25	**£3.91**	**171,053**	**–**	**–**	**(55,449)**	**–**	**115,604**	**n/a**	**n/a**
02 Nov 21	£11.89	01 Dec 26	31 May 27	**£4.46**	**166,107**	**–**	**–**	**(20,144)**	**–**	**145,963**	**n/a**	**n/a**
21 Sep 22	£7.37	01 Dec 25	31 May 26	**£3.13**	**196,739**	**–**	**–**	**(25,067)**	**–**	**171,672**	**n/a**	**n/a**
21 Sep 22	£7.37	01 Dec 27	31 May 28	**£3.59**	**159,724**	**–**	**–**	**(6,837)**	**(373)**	**152,514**	**n/a**	**n/a**
01 Oct 23	£7.75	01 Dec 26	31 May 27	**£2.62**	**194,708**	**–**	**–**	**(19,125)**	**–**	**175,583**	**n/a**	**n/a**
01 Oct 23	£7.75	01 Dec 28	31 May 29	**£3.21**	**121,846**	**–**	**–**	**(12,229)**	**–**	**109,617**	**n/a**	**n/a**
04 Oct 24	HKD 53.40	01 Dec 27	31 May 28	**HKD 24.41**	**–**	**295,122**	**–**	**(15,634)**	**–**	**279,488**	**HKD 71.58**	**n/a**
04 Oct 24	HKD 53.40	01 Dec 29	31 May 30	**HKD 26.90**	**–**	**216,691**	**–**	**(10,910)**	**–**	**205,781**	**HKD 71.58**	**n/a**
Total ISSOSNE[1]					**1,563,247**	**511,813**	**–**	**(509,575)**	**(373)**	**1,565,112**		

Notes
(1) All of the participants of this scheme are service providers.
(2) Closing share price is quoted before grant date.
(3) Weighted average price is calculated based on closing share price before vesting date.

Share schemes funded by existing shares of Prudential

The arrangements in operation that are funded by existing shares of Prudential plc include the Prudential Global Long Term Incentive Plan (PG LTIP) (formerly known as the Prudential Asia and Africa Long Term Incentive Plan (PAA LTIP)), the Restricted Share Plan (RSP), the UK Share Incentive Plan (UK SIP), the Prudential Corporation Asia All Employee Share Purchase Plan (PruSharePlus) and a number of deferred bonus plans, namely the Prudential Deferred Annual Incentive Plan 2023 (Deferred AIP), the Prudential Group Deferred Bonus Plan (GDBP) and the Prudential Deferred Bonus Plan (PDBP) (formerly known as the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP)). The Prudential Deferred Annual Incentive Plan (DAIP) has been discontinued for use since its expiry on 30 September 2023, but any awards that remain outstanding under it may be funded by existing shares of Prudential plc.

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
Prudential Global Long Term Incentive Plan (PG LTIP) Any employee of a Group company who has not given or been given notice of termination of employment, and is not a director, may be selected to be granted an award that is not a deferral model award. Any current or former non-director employee of a Group company may be selected to be granted a deferral model award.	The total number of securities available for issue under the scheme is 12,173,581 which represents 0.458 per cent of the issued share capital at 31 December 2024.	The size of PG LTIP awards is determined on a case-by-case basis.	Normally three years from grant. Where a deferral model is used, awards may vest on the first, second and third anniversary of the grant date in tranches of a third of the award. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves with good-leaver status or passes away.	In the case of any nil-cost options granted under the PG LTIP, a period of six months from vesting.	The PGLTIP does not have a fixed expiry date.

I Additional financial information continued

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
Restricted Share Plan (RSP) Any employee of a Group company who has not given or been given notice of termination of employment, and is not a director, may be selected to be granted an award.	The total number of securities available for issue under the scheme is 1,218,791 which represents 0.046 per cent of the issued share capital at 31 December 2024.	Awards will not be granted over Prudential plc shares with a market value in excess of 600% of salary, in respect of any financial year of the Company.	Normally three years from grant. Awards may vest earlier upon a takeover of Prudential plc or if a participant passes away or leaves with good-leaver status.	In the case of any nil-cost awards granted under the RSP, normally a period of 12 months from vesting.	The RSP is due to expire on 30 June 2025.
Group Share Incentive Plan (UK SIP) Any employee can participate who meets the definition of eligible employee, as defined by the relevant UK tax legislation.	n/a	In the case of free shares, up to £3,600 worth of Prudential plc shares in respect of any UK tax year. In the case of partnership shares (bought with the participant's own funds), Prudential plc shares worth up to the lower of £1,800 or 10% of salary, in respect of any UK tax year. In the case of matching shares, a ratio of matching shares to partnership shares not greater than two free (matching) Prudential plc shares for every one partnership share bought.	Partnership shares (bought with the participant's own funds) may be withdrawn at any time. For free, matching and dividend shares, awards must be held in the UK SIP for three years. Free, matching and dividend shares may be withdrawn earlier upon a takeover of Prudential plc or if a participant passes away or leaves with good-leaver status.	Partnership and dividend shares are acquired at the market value of a Prudential plc share. There is no acquisition cost in the case of free shares and matching shares.	The UK SIP rules are due to expire in 2080 on the expiry of the UK SIP trust.
Prudential Corporation Asia All Employee Share Purchase Plan (PRUshareplus) Any employee of a Group company who has not given or been given notice of termination of employment, and is not an executive director, can participate.	n/a	The maximum amount a participant may contribute to PRUshareplus is the lower of 10% of salary or £5,000.	Matching awards normally vest one year from the end of the period in respect of which the related shares purchased with the participant's contributions were acquired. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves with good-leaver status.	Purchased shares are acquired at the market value of a Prudential plc share. There is no acquisition cost for matching awards.	PRUshareplus does not have a fixed expiry date.

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
Prudential Deferred Annual Incentive Plan 2023 (Deferred AIP) Any employee of a Group company who has received a bonus may be selected to be granted an award.	The total number of securities available for issue under the scheme is 638,816 which represents 0.024 per cent of the issued share capital at 31 December 2024.	Awards will not be granted over Prudential plc shares with a market value in excess of the deferred proportion of the bonus received (save in the case of any recruitment awards that compensate for entitlements forfeited on leaving a former employer).	The normal vesting date for each award under the Deferred AIP is set at the time the award is granted on a case by case basis. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves for any reason other than cause or passes away.	In the case of any nil or nominal-cost options granted to (i) a current employee, normally a period of ten years from vesting, and (ii) a former employee, normally a period of 12 months from vesting.	The Deferred AIP is due to expire on 29 November 2032.
Group Deferred Bonus Plan (GDBP) Any employee of a Group company, who is not a director, may be selected to be granted an award.	n/a	The size of GDBP awards is determined on a case-by-case basis.	The normal vesting date for each award under the GDBP is set at the time the award is granted on a case-by-case basis. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves for any reason other than cause or passes away.	In the case of any nil-cost options granted under the GDBP, a period of six months from vesting.	The GDBP does not have a fixed expiry date.
Prudential Deferred Bonus Plan (PDBP) Any employee of a Group company who has not given or been given notice of termination of employment (unless otherwise decided in any particular case), and is not a director, may be selected to be granted an award.	The total number of securities available for issue under the scheme is 244,662 which represents 0.009 per cent of the issued share capital at 31 December 2024.	The size of PDBP awards is determined on a case-by-case basis.	The normal vesting date for each award under the PDBP is set at the time the award is granted on a case-by-case basis. Awards may vest earlier upon a takeover of Prudential plc, if a participant leaves with good leaver status or passes away.	In the case of any nil-cost options granted under the PDBP, a period of six months from vesting.	The PDBP does not have a fixed expiry date.
Deferred Annual Incentive Plan (DAIP) Any employee of a Group company who has not given or been given notice of termination of employment (unless otherwise decided in any particular case), and is not a director, may be selected to be granted an award.	n/a	No awards have been granted under the DAIP since its expiry on 30 September 2023. Before the expiry of the DAIP, the size of awards was determined on a case-by-case basis.	The normal vesting date for each award under the DAIP is set at the time the award is granted on a case-by-case basis. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves for any reason other than cause or passes away.	In the case of any nil-cost options granted under the DAIP, a period of six months from vesting.	The DAIP expired on 30 September 2023.

I Additional financial information continued

The following analysis shows the movement in each share plan for the year ended 31 December 2024:

Vesting period			Number of shares under awards[1]							
Date of grant	Vesting date	Fair value at grant date	Beginning of year	Granted	Vested/ Released	Cancelled	Lapsed/ Forfeited	End of year	Closing share price[3]	Weighted average share price[4]
		HKD							HKD	HKD
Restricted Share Plan (RSP)										
07 Apr 21	20 Jan 22 – 01 Apr 25	152.85 – 165.09	**32,433**	**–**	**(30,823)**	**–**	**(38)**	**1,572**	**n/a**	**75.88**
21 Apr 21	21 Apr 24	161.45	**1,825**	**–**	**(1,009)**	**–**	**(816)**	**–**	**n/a**	**75.88**
07 Oct 21	01 Mar 22 – 07 Apr 24	156.41 – 159.06	**8,166**	**–**	**(7,332)**	**–**	**(834)**	**–**	**n/a**	**75.47**
08 Dec 21	01 Feb 22 – 01 Feb 25	133.45 – 136.75	**8,654**	**–**	**(8,368)**	**–**	**(101)**	**185**	**n/a**	**75.23**
05 Apr 22	07 Oct 22 – 07 Apr 24	114.47 – 116.01	**11,884**	**–**	**(11,884)**	**–**	**–**	**–**	**n/a**	**75.86**
29 Jun 22	31 Aug 22 – 01 Mar 26	94.25 – 97.49	**11,872**	**–**	**(8,999)**	**–**	**(88)**	**2,785**	**n/a**	**75.45**
21 Sep 22	17 Oct 22 – 31 Dec 25	82.20 – 85.14	**20,302**	**–**	**(4,750)**	**(5,643)**	**(1,484)**	**8,425**	**n/a**	**69.55**
15 Dec 22	10 Feb 23 – 01 Apr 26	97.11 – 101.01	**14,400**	**–**	**(6,573)**	**–**	**(721)**	**7,106**	**n/a**	**75.18**
10 May 23	01 Jun 23 – 01 Apr 27	48.90 – 116.27	**159,521**	**–**	**(65,008)**	**–**	**(6,004)**	**88,509**	**n/a**	**75.58**
07 Sep 23	01 Oct 23 – 01 Mar 26	85.49 – 88.32	**42,666**	**–**	**(19,396)**	**–**	**–**	**23,270**	**n/a**	**70.33**
13 Dec 23	01 Jan 24 – 01 Mar 27	80.84 – 84.56	**60,171**	**–**	**(35,459)**	**–**	**–**	**24,712**	**n/a**	**74.52**
26 Mar 24	01 May 24 – 01 Apr 26	72.69 – 74.98	**–**	**77,727**	**(2,581)**	**–**	**(6,772)**	**68,374**	**76.59**	**66.43**
21 May 24	01 Jun 24 – 01 Mar 28	73.22 – 78.16	**–**	**207,474**	**(813)**	**–**	**–**	**206,661**	**79.79**	**71.62**
04 Oct 24	01 Nov 24 – 31 Mar 28	67.95 – 73.00	**–**	**641,604**	**(33,762)**	**–**	**–**	**607,842**	**71.58**	**67.83**
12 Dec 24	01 Feb 25 – 21 May 29	60.46 – 66.65	**–**	**179,350**	**–**	**–**	**–**	**179,350**	**66.39**	**n/a**
Prudential Global Long Term Incentive Plan (PG LTIP)[2]										
19 Dec 19	02 Apr 22 – 18 Sep 22	150.42	**117,704**	**–**	**(117,704)**	**–**	**–**	**–**	**n/a**	**73.62**
07 Apr 21	07 Apr 22 – 07 Apr 24	156.50 – 164.23	**1,667,721**	**–**	**(1,650,345)**	**–**	**(17,376)**	**–**	**n/a**	**75.21**
18 Jun 21	07 Apr 22 – 07 Apr 24	146.85 – 152.53	**1,455**	**–**	**(1,385)**	**–**	**–**	**70**	**n/a**	**75.20**
07 Oct 21	07 Apr 24	156.41	**3,216**	**–**	**(3,216)**	**–**	**–**	**–**	**n/a**	**75.20**
05 Apr 22	05 Apr 23 – 05 Apr 25	9.35 – 115.49	**2,359,064**	**–**	**(920,151)**	**–**	**(134,609)**	**1,304,304**	**n/a**	**75.23**
29 Jun 22	05 Apr 23 – 05 Apr 25	95.11 – 96.92	**375**	**–**	**(188)**	**–**	**–**	**187**	**n/a**	**75.20**
21 Sep 22	05 Apr 23 – 05 Apr 25	82.83 – 84.69	**2,082**	**–**	**(1,041)**	**–**	**–**	**1,041**	**n/a**	**75.20**
10 May 23	12 Apr 24 – 12 Apr 26	47.02 – 114.99	**1,338,528**	**5,265**	**(425,537)**	**–**	**(42,584)**	**875,672**	**n/a**	**75.36**
22 May 23	12 Apr 24 – 12 Apr 26	49.40 – 113.69	**2,519,163**	**–**	**(717,476)**	**–**	**(110,830)**	**1,690,857**	**n/a**	**75.20**
13 Dec 23	12 Apr 26	18.59 – 81.82	**7,511**	**–**	**–**	**–**	**–**	**7,511**	**n/a**	**n/a**
26 Mar 24	26 Mar 25 – 26 Mar 27	32.40 – 73.99	**–**	**8,139,796**	**–**	**–**	**(222,329)**	**7,917,467**	**76.59**	**n/a**
21 May 24	26 Mar 25 – 26 Mar 27	75.37 – 78.05	**–**	**376,293**	**–**	**–**	**(990)**	**375,303**	**79.79**	**n/a**
04 Oct 24	05 Apr 25	72.25	**–**	**1,169**	**–**	**–**	**–**	**1,169**	**71.58**	**n/a**
Prudential Deferred Bonus Plan (PDBP)										
07 Apr 21	07 Apr 23 – 07 Apr 24	168.20	**444**	**–**	**(444)**	**–**	**–**	**–**	**n/a**	**75.20**
05 Apr 22	05 Apr 24	116.52	**327,085**	**–**	**(327,085)**	**–**	**–**	**–**	**n/a**	**75.20**
10 May 23	12 Apr 25	116.37	**21,298**	**–**	**–**	**–**	**–**	**21,298**	**76.59**	**n/a**
22 May 23	12 Apr 25	115.05	**223,364**	**–**	**–**	**–**	**–**	**223,364**	**79.79**	**n/a**
Deferred Annual Incentive Plan (DAIP)										
17 May 21	17 May 24	164.03	**137,639**	**–**	**(111,904)**	**–**	**–**	**25,735**	**n/a**	**81.77**
05 Apr 22	05 Apr 25	116.52	**250,451**	**–**	**–**	**–**	**–**	**250,451**	**n/a**	**n/a**
10 May 23	12 Apr 26	116.37	**40,885**	**–**	**–**	**–**	**–**	**40,885**	**76.59**	**n/a**
22 May 23	12 Apr 26	115.05	**173,103**	**–**	**–**	**–**	**–**	**173,103**	**79.79**	**n/a**
26 Mar 24	26 Mar 27	75.20	**–**	**148,642**	**–**	**–**	**–**	**148,642**	**79.79**	**n/a**
Group Deferred Bonus Plan (GDBP)										
21 Apr 21	21 Apr 24	161.45	**3,810**	**–**	**(3,810)**	**–**	**–**	**–**	**n/a**	**75.88**
Group Share Incentive Plan (UK SIP)										
2009 – 2022	n/a	n/a	**6,826**	**1,201**	**(1,521)**	**–**	**(290)**	**6,216**	**n/a**	**n/a**
Purchase Plan (PRUshareplus)										
2020 – 2022	n/a	n/a	**462,038**	**389,017**	**(287,519)**	**–**	**–**	**563,536**	**n/a**	**n/a**
Total share schemes funded by existing shares of Prudential			**10,035,656**	**10,167,538**	**(4,806,083)**	**(5,643)**	**(545,866)**	**14,845,602**		
Representing:										
Five highest paid individuals			**1,047,664**	**1,096,223**	**(449,220)**	**–**	**(35,524)**	**1,659,143**		
All other grantees			**8,987,992**	**9,071,315**	**(4,356,863)**	**(5,643)**	**(510,342)**	**13,186,459**		
Total share schemes funded by existing shares of Prudential			**10,035,656**	**10,167,538**	**(4,806,083)**	**(5,643)**	**(545,866)**	**14,845,602**		

Notes

(1) The table above includes share plans held by directors of the Group. Details of share plans held by the individual directors have been set out separately in the Directors' remuneration report. The five highest paid individuals during the financial year may also include directors, if applicable.

(2) For some PGLTIP awards a portion of the award has performance conditions attached. There are usually three elements to these performance conditions; Total Shareholder Return (50% weighting), Return on Embedded Value (30% weighting) and sustainability scorecard capturing both financial and non-financial measures aligned to the Group's strategic objectives (20% weighting).
(3) Closing share price is quoted before grant date.
(4) Weighted average share price is calculated based on closing share price before vesting date.

I(vii) Selected historical financial information of Prudential

The following table sets forth Prudential's selected consolidated financial data for the years indicated, which is derived from Prudential's audited consolidated financial statements. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document.

(a) IFRS financial results
2024, 2023 and 2022 results under IFRS 17

Income statement	2024 $m	2023 $m	2022 $m
Insurance revenue	10,358	9,371	8,549
Insurance service expenses	(7,763)	(7,113)	(6,267)
Net expense from reinsurance contracts held	(302)	(171)	(105)
Insurance service result	2,293	2,087	2,177
Investment return	5,919	9,763	(29,380)
Fair value movements on investment contract liabilities	(95)	(24)	67
Net insurance finance (expense) income	(4,492)	(8,648)	27,430
Net investment result	1,332	1,091	(1,883)
Other revenue	382	369	436
Non-insurance expenditure	(1,003)	(990)	(1,019)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(171)	(172)	(200)
(Loss) gain attaching to corporate transactions	(71)	(22)	55
Share of profits (loss) from joint ventures and associates net of related tax	477	(91)	(85)
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns) note (1)	3,239	2,272	(519)
Tax charges attributable to policyholders' returns	(286)	(175)	(124)
Profit (loss) before tax attributable to shareholders' returns	2,953	2,097	(643)
Total tax charge attributable to shareholders' and policyholders' returns	(824)	(560)	(478)
Remove tax charge attributable to policyholders' returns	286	175	124
Tax charge attributable to shareholders' returns	(538)	(385)	(354)
Profit (loss) for the year	2,415	1,712	(997)

Basic earnings per share (in cents)	2024	2023	2022
Based on profit (loss) for the year attributable to the equity holders of the Company	84.1¢	62.1¢	(36.8)¢

Dividend per share (in cents)	2024	2023	2022
Dividends paid in reporting period	21.05¢	19.30¢	17.60¢

Statement of financial position at 31 Dec	2024 $m	2023 $m	2022 $m
Total assets excluding insurance and reinsurance contracts assets	177,141	170,460	157,259
Insurance and reinsurance contract assets	4,735	3,606	2,990
Total assets	181,876	174,066	160,249
Insurance and reinsurance contract liabilities	148,102	140,991	127,417
Investment contract liabilities without discretionary participation features	748	769	663
Core structural borrowings of shareholder-financed businesses	3,925	3,933	4,261
Total liabilities	163,202	156,083	143,351
Total equity	18,674	17,983	16,898

I Additional financial information continued

Supplementary IFRS financial results

	2024 $m	2023 $m	2022 $m
Adjusted operating profit [note (2)]	**3,129**	2,893	2,722
Non-operating items	**(176)**	(796)	(3,365)
Profit (loss) before tax attributable to shareholders	**2,953**	2,097	(643)
Operating earnings per share after tax and non-controlling interest (in cents)	**89.7¢**	89.0¢	79.4¢

Notes
(1) This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.
(2) Adjusted operating profit is determined on the basis of including longer-term investment returns, which are stated after excluding the effect of short-term interest rate and other market fluctuations and gain or loss attaching to corporate transactions.

2021 and 2020 comparative results as previously published under IFRS 4

The Group adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023. The Group determined its date of transition to IFRS 17 to be 1 January 2022. Consequently, the 2021 and 2020 comparative results below had not been restated on an IFRS 17 basis and have been shown on an IFRS 4 basis as previously published. Therefore, the 2021 and 2020 comparative results are presented on a very different basis and are not comparable to the 2024, 2023 and 2022 results set out above. The key differences between IFRS 17 and IFRS 4 were set out in note A2.1 to the IFRS consolidated financial statements in the 2023 Annual Report.

In the tables below, continuing operations reflect the Group's insurance and asset management businesses in Asia and Africa and central operations. Discontinued operations represent the Group's US business (Jackson) demerged in September 2021.

Income statement	2021 $m	2020 $m
Continuing operations:		
Gross premiums earned	24,217	23,495
Outward reinsurance premiums	(1,844)	(1,625)
Earned premiums, net of reinsurance	22,373	21,870
Investment return	3,486	13,762
Other income	641	615
Total revenue, net of reinsurance	26,500	36,247
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(18,911)	(28,588)
Acquisition costs and other expenditure	(4,560)	(4,651)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(328)	(316)
Loss attaching to corporate transactions	(35)	(30)
Total charges, net of reinsurance	(23,834)	(33,585)
Share of profits from joint ventures and associates net of related tax	352	517
Profit before tax (being tax attributable to shareholders' and policyholders' returns) [note (1)]	3,018	3,179
Tax charges attributable to policyholders' returns	(342)	(271)
Profit before tax attributable to shareholders' returns	2,676	2,908
Tax charges attributable to shareholders' returns	(462)	(440)
Profit from continuing operations	2,214	2,468
Loss from discontinued US operations	(5,027)	(283)
(Loss) profit for the year	(2,813)	2,185

Basic earnings per share (in cents)	2021	2020
Based on (loss) profit for the year attributable to the equity holders of the Company:		
Continuing operations	83.4¢	94.6¢
Discontinued US operations	(161.1)¢	(13.0)¢
Total	(77.7)¢	81.6¢

Dividend per share (in cents) excluding demerger dividend	2021	2020
Dividends paid in reporting period	16.10¢	31.34¢

Statement of financial position at 31 Dec	2021 $m	2020 $m
Total assets	199,102	516,097
Total policyholder liabilities and unallocated surplus of with-profits funds	157,299	446,463
Core structural borrowings of shareholder-financed businesses	6,127	6,633
Total liabilities	181,838	493,978
Total equity	17,264	22,119

Supplementary IFRS financial results

Continuing operations	2021 $m	2020 $m
Adjusted operating profit note (2)	3,233	2,757
Non-operating items	(557)	151
Profit before tax attributable to shareholders	2,676	2,908
Operating earnings per share after tax and non-controlling interest (in cents)	101.5¢	86.6¢

Notes
(1) This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.
(2) Adjusted operating profit is determined on the basis of including longer-term investment returns, which are stated after excluding the effect of short-term interest rate and other market fluctuations on shareholder-backed business and gain or loss attaching to corporate transactions. Adjusted operating profit also excludes amortisation of acquisition accounting adjustments arising on the purchase of business.

(b) Supplementary EEV basis results

Continuing operations	2024 $m	2023 $m	2022 $m	2021 $m	2020 $m
EEV operating profit note (1)	4,828	4,546	3,952	3,543	3,401
Non-operating items	(1,967)	(834)	(7,523)	(306)	573
Profit (loss) attributable to shareholders	2,861	3,712	(3,571)	3,237	3,974
Operating earnings per share after non-controlling interest (in cents)	172.0¢	165.1¢	143.4¢	133.8¢	130.6¢

New business contribution note (2)	2024 $m	2023 $m	2022 $m	2021 $m	2020 $m
Annual premium equivalent (APE) sales	6,202	5,876	4,393	4,194	3,808
EEV new business profit (NBP) (post-tax)	3,078	3,125	2,184	2,526	2,201

Embedded value at 31 Dec	2024 $bn	2023 $bn	2022 $bn	2021 $bn	2020 $bn
EEV shareholders' equity, excluding non-controlling interests – continuing operations note (3)	44.2	45.3	42.2	47.4	41.9
Discontinued US operations	–	–	–	–	12.1
EEV shareholders' equity	44.2	45.3	42.2	47.4	54.0

Notes
(1) EEV operating profit are determined on the basis of including longer-term investment returns, which are stated after excluding the effect of short-term fluctuations in investment returns on shareholder-backed business, the effect of changes in economic assumptions, the mark-to-market value movements on core structural borrowings for shareholder-financed operations and gain or loss attaching to corporate transactions.
(2) Africa operations are included within the covered business from 2021 following the change in the Group's operating segments. Africa is excluded from 2020.
(3) 2024 includes the impact of recognising non-controlling interest in the Malaysia conventional life insurance business as discussed in note 1 to the EEV financial statements. The Hong Kong Risk-based Capital (HK RBC) regime was adopted from 1 January 2022. Comparatives for 2021 and 2020 have not been restated.

(c) Other financial information

Continuing operations	2024 $m	2023 $m	2022 $m	2021 $m	2020 $m
Net Group operating free surplus generated note	1,322	1,395	1,374	1,179	890

Note
Net Group operating free surplus generated represents operating free surplus generated less central costs, eliminations, restructuring costs and IFRS 17 costs, net of tax.

At 31 Dec	2024 $bn	2023 $bn	2022 $bn	2021 $bn	2020 $bn
Eastspring funds under management or advice note (1)	258.0	237.1	221.4	258.5	247.8
Group shareholder GWS capital surplus (over GPCR) note (2)	15.9	16.1	15.6	17.5	n/a

Notes
(1) Eastspring total funds under management or advice comprise funds from external parties, including funds managed on behalf of M&G plc, as well as funds managed or advised for the Group's insurance operations.
(2) The Group shareholder GWS capital surplus (over GPCR) reflects the Insurance (Group Capital) Rules as set out in the GWS Framework, which became effective for Prudential in May 2021. The 2021 comparative information has been re-presented to reflect the impact of HK RBC and C-ROSS II regimes, which became effective in 2022, and after allowing for the impact of the $1.7 billion debt redemption in January 2022 to show total Group GWS capital surplus (over GPCR) on a more comparable basis. Prior to 2021, the Group adopted LCSM basis.

II Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances. All amounts are presented on an AER basis unless otherwise stated.

II(i) Adjusted operating profit

The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. Management believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and loss on corporate transactions.

More details on how adjusted operating profit is determined are included in note B1.2 to the IFRS consolidated financial statements. A full reconciliation to profit after tax is given in note B1.1 to the IFRS consolidated financial statements. Adjusted operating profit after tax is calculated by applying the effective tax rates of the relevant business operations, shown in note B3.2 to the IFRS consolidated financial statements, to adjusted operating profit.

II(ii) Adjusted total comprehensive equity

Adjusted total comprehensive equity is calculated by adding the IFRS 17 expected future profit excluding the amount attributable to non-controlling interests and related tax (shareholder CSM), to IFRS shareholders' equity for all entities in the Group, including life joint ventures and associates. Management believes this is a helpful measure that provides a reconciliation to the Embedded Value framework, which is often used for valuations. The main difference between the Group's EEV measure and adjusted total comprehensive equity is economics as explained in note II(viii).

See note C3.1 to the IFRS consolidated financial statements for the split of the balances excluding joint ventures and associates and the Group's share relating to joint ventures and associates and a reconciliation from IFRS shareholders' equity to adjusted total comprehensive equity.

II(iii) Return on IFRS shareholders' equity

This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average IFRS shareholders' equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results.

	2024* $m	2023 $m
Adjusted operating profit	3,129	2,893
Tax on adjusted operating profit	(547)	(444)
Non-controlling interests' share of adjusted operating profit	(146)	(11)
Adjusted operating profit, net of tax and non-controlling interests	**2,436**	2,438
IFRS shareholders' equity at beginning of year	16,966	16,731
IFRS shareholders' equity at end of year	17,492	17,823
Average IFRS shareholders' equity	17,229	17,277
Operating return on average IFRS shareholders' equity (%)	**14 %**	14 %

* Operating profit and IFRS shareholders' equity are net of the non-controlling interest arising in Malaysia at 1 January 2024 of 49 per cent.

II(iv) IFRS shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the year.

	31 Dec 2024	31 Dec 2023
Number of issued shares at the end of the year (million shares)	2,658	2,754
Closing IFRS shareholders' equity ($ million)	17,492	17,823
Group IFRS total shareholders' equity per share (cents)	**658¢**	647¢
Closing adjusted total comprehensive equity ($ million)	36,660	37,346
Group adjusted total comprehensive equity per share (cents)	**1,379¢**	1,356¢

II(v) Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2024 $m	2023 $m
IFRS revenue	**565**	497
Share of revenue from joint ventures and associates	**385**	330
Commissions and other	**(203)**	(129)
Performance-related fees	**–**	2
Operating income before performance-related fees note	**747**	700
IFRS charges	**454**	376
Share of expenses from joint ventures and associates	**134**	125
Commissions and other	**(203)**	(129)
Operating expense	**385**	372
Cost/income ratio (operating expense/operating income before performance-related fees)	**52 %**	53 %

Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in 'other revenue' and 'non-insurance expenditure', respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the IFRS condensed consolidated income statement, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi) Insurance premiums

New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The Group reports annual premium equivalent (APE) new business sales as a measure of the new policies sold in the year, which is calculated as the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.

Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products. Gross premiums earned is the measure of premiums as defined under the previous IFRS 4 basis and reflects the aggregate of single and regular premiums of new business sold in the year and renewal premiums on business sold in previous years but excludes premiums for policies classified as investment contracts without discretionary participation features under IFRS, which are recorded as deposits. Gross premiums earned is no longer a metric presented under IFRS 17 and is not directly reconcilable to primary statements. The Group believes that renewal premiums and gross premiums earned are useful measures of the Group's business volumes and growth during the year.

	2024 $m	2023 $m
Gross premiums earned	**24,262**	22,248
Gross premiums earned from joint ventures and associates	**4,003**	3,973
Total Group, including joint ventures and associates	**28,265**	26,221
Renewal insurance premiums	**19,207**	18,125
Annual premium equivalent (APE)	**6,202**	5,876
Life weighted premium income	**25,409**	24,001

II Calculation of alternative performance measures continued

II(vii) Reconciliation between EEV new business profit and IFRS new business CSM

	2024 $m	2023 $m
EEV new business profit	**3,078**	3,125
Economics and other note (1)	**(749)**	(1,006)
New rider sales note (2)	**(79)**	(94)
Related tax on IFRS new business CSM note (3)	**346**	323
IFRS new business CSM	**2,596**	2,348

Notes
(1) EEV is calculated using 'real-world' economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with assets assumed to earn and the cash flows discounted at risk free plus liquidity premium (where applicable). Both measures update these assumptions each period end based on current interest rates.
(2) Under EEV, new business profit arising from additional or new riders attaching to existing contracts, product upgrades and top-ups are reported as current period new business profit. Under IFRS 17 reporting, new business profit from such rider sales and upgrades are required to be treated as experience variances of the existing contracts.
(3) IFRS 17 new business CSM is gross of tax, while EEV new business profit is net of tax. Accordingly, the related tax on the IFRS 17 new business CSM is added back. All of the other reconciling items in the table have been presented net of related taxes.

II(viii) Reconciliation between EEV equity and IFRS shareholders' equity

The table below shows the reconciliation of EEV shareholders' equity and IFRS shareholders' equity at the end of the years:

	31 Dec 2024 $m	31 Dec 2023 $m
Group EEV equity	**44,218**	45,250
Adjustments for non-market risk allowance:		
Remove: Allowance for non-market risks in EEV note (1)	**2,977**	2,968
Add: IFRS risk adjustment, net of related deferred tax note (2)	**(2,040)**	(2,279)
Mark-to-market value adjustment of the Group's core structural borrowings note (3)	**(231)**	(274)
Economics and other valuation differences note (4)	**(8,264)**	(8,319)
Adjusted total comprehensive equity note II(ii)	**36,660**	37,346
Remove: Shareholders' CSM, net of reinsurance note C3.1	**(21,772)**	(22,379)
Add: Related deferred tax adjustments for the above	**2,604**	2,856
IFRS shareholders' equity	**17,492**	17,823

Notes
(1) The allowance for non-diversifiable non-market risk in EEV comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate.
(2) Includes the Group's share of joint ventures and associates and net of reinsurance.
(3) The Group's core structural borrowings are fair valued under EEV but are held at amortised cost under IFRS.
(4) EEV is calculated using 'real-world' economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with the cash flows discounted using risk free plus liquidity premium (where applicable). Other valuation differences include contract boundaries and non-attributable expenses, which are small.

II(ix) Return on embedded value

To enhance comparability within the markets where we operate the calculation of operating return on embedded value has been adjusted in 2024 to be calculated as EEV operating profit for the year, after non-controlling interests, as a percentage of opening EEV equity, excluding goodwill, distribution rights and other intangibles. Comparatives have been restated accordingly.

	2024* $m	2023 $m
EEV operating profit for the year	**4,828**	4,546
Non-controlling interests' share of EEV operating profit	**(157)**	(20)
EEV operating profit, net of non-controlling interests	**4,671**	4,526
Group EEV (ie excluding goodwill) excluding intangibles, at beginning of year	**38,871**	37,583
Operating return on opening Group EEV excluding intangibles (%)	**12 %**	12 %

* Operating profit and EEV equity are net of the non-controlling interest arising in Malaysia at 1 January 2024 of 49 per cent.

Previously the operating return on embedded value was calculated as the EEV operating profit for the period as a percentage of average EEV basis equity as shown below:

	2024	2023
Operating return on average EEV equity (%)	**10 %**	10 %

Similar to return on embedded value, new business profit over embedded value has been revised to be calculated as the EEV new business profit for the year as a percentage of opening EEV equity for insurance business operations, excluding goodwill, distribution rights and other intangibles attributable to equity holders. Comparatives have been restated accordingly. New business profit is attributed to the shareholders of the Group before deducting the amount attributable to non-controlling interests.

	2024 $m	2023 $m
New business profit	**3,078**	3,125
EEV (ie excluding goodwill) for insurance business excluding intangibles, at beginning of year	**40,390**	37,912
New business profit over opening EEV for insurance business excluding intangibles (%)	**8 %**	8 %

II(x) Calculation of free surplus ratio

Free surplus ratio is calculated as the total of Group free surplus excluding distribution rights and other intangibles and EEV required capital, divided by EEV required capital.

	31 Dec 2024 $m	31 Dec 2023 $m
Group free surplus excluding distribution rights and other intangibles	**8,604**	8,518
EEV required capital	**6,410**	5,984
Total	**15,014**	14,502
Free surplus ratio (%)	**234 %**	242 %

II(xi) Greater China presence

Prudential has a significant footprint in the Greater China region, with businesses in Mainland China (through its holding in CPL), Hong Kong (together with its branch in Macau) and Taiwan.

The table below demonstrates the proportion of the Group's financial measures that were contributed by the Greater China region:

	Gross premiums earned*		New business profit	
	2024 $m	2023 $m	**2024 $m**	2023 $m
Total Greater China[†]	**13,970**	12,859	**1,844**	1,870
Total Group[†]	**28,265**	26,221	**3,078**	3,125
Percentage of total	**49 %**	49 %	**60 %**	60 %

Comparatives stated on a AER basis

* The gross earned premium includes the Group's share of amounts earned from joint ventures and associates as disclosed in note II (vi) above.
† Total Greater China represents the amount contributed by the insurance businesses in Hong Kong, Taiwan and the Group's share of the amounts earned by CPL. The Group total includes the Group's share of the amounts earned by all insurance business joint ventures and associates.

III Traditional Embedded Value (TEV) basis results

Basis of preparation and TEV results highlights

Basis of preparation – TEV reporting

To increase the comparability of our external reporting to our key peers and to reduce the economic volatility seen in our embedded value reporting, with a view to improving the transparency of underlying growth in new business profit and embedded value, Prudential is expected to convert to TEV in the first quarter of 2025. The purpose of this section is to provide TEV information for FY24 that will appear as the comparatives in the formal 2025 TEV financial statements. No comparatives have been included on this basis. The results have been determined in accordance with the methodology and assumptions set out in notes 6 and 7. All results are stated net of tax and converted using actual exchange rates (AER) unless otherwise stated.

These TEV results have been subject to reasonable assurance procedures by the Group's auditor, EY.

TEV results highlights

	2024 $m
New business profit note (i)	**2,464**
Annual premium equivalent (APE) sales note (i)	**6,202**
New business margin (% APE)	**40 %**
Present value of new business premiums (PVNBP)	**29,034**
Gross operating free surplus generated from in-force insurance and asset management businesses note (i)(ii)	**2,666**
Net operating free surplus generated from in-force insurance and asset management businesses notes (i)(ii)	**1,984**
TEV operating profit notes (i)(iii)	**4,095**
TEV operating profit, net of non-controlling interests	**3,970**
Operating return on Group TEV (%) note (iv)	**14 %**
Closing Group TEV equity, net of non-controlling interests	**34,267**
Closing Group TEV equity, net of non-controlling interests per share (in cents)	**1,289¢**

Notes

(i)   Results are presented before deducting the amounts attributable to non-controlling interests. 2024 new business and operating results include the contribution from businesses classified as held for sale at 31 December 2024. This presentation is applied consistently throughout this document, unless stated otherwise.

(ii) Stated before restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.

(iii) TEV operating profit is stated after restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.

(iv) Operating return on Group TEV is calculated as TEV operating profit for the year, after non-controlling interests, as a percentage of opening Group TEV, excluding distribution rights and other intangibles. By definition Group TEV excludes goodwill.

Movement in Group TEV equity

	Note	2024 $m Insurance and asset management operations	Other (central) operations	Group total
New business profit	1	**2,526**	**(62)**	**2,464**
Profit from in-force business	2	**1,967**	**–**	**1,967**
Insurance business		**4,493**	**(62)**	**4,431**
Asset management business		**275**		**275**
Operating profit from insurance and asset management businesses		**4,768**	**(62)**	**4,706**
Change in allowance for corporate expenditure and other central costs incurred in the year	4	**–**	**(414)**	**(414)**
Operating profit (loss) before restructuring and IFRS 17 implementation costs		**4,768**	**(476)**	**4,292**
Restructuring and IFRS 17 implementation costs		**(49)**	**(148)**	**(197)**
Operating profit (loss) for the year		**4,719**	**(624)**	**4,095**
Non-operating results	2	**(752)**	**186**	**(566)**
Profit (loss) for the year		**3,967**	**(438)**	**3,529**
Non-controlling interests share of profit		**(85)**	**–**	**(85)**
Profit (loss) for the year attributable to equity holders of the Company		**3,882**	**(438)**	**3,444**
Foreign exchange movements		**(497)**	**(29)**	**(526)**
Intra-group dividends and investment in operations [note (i)]		**(1,366)**	**1,366**	**–**
Dividends, net of scrip dividends		**–**	**(552)**	**(552)**
Adjustment to non-controlling interest for Malaysia conventional life business [note (ii)]		**(1,404)**	**29**	**(1,375)**
New share capital subscribed		**–**	**–**	**–**
Share repurchases/buybacks [note (iii)]		**–**	**(878)**	**(878)**
Other equity movements [note (iv)]		**169**	**(186)**	**(17)**
Net increase (decrease) in Group TEV equity		**784**	**(688)**	**96**
Group TEV equity at beginning of year		**33,904**	**267**	**34,171**
Group TEV equity at end of year		**34,688**	**(421)**	**34,267**
Contribution to Group TEV equity:				
At end of year				
Insurance business	2	**33,261**	**–**	**33,261**
Asset management and other	4	**691**	**1,657**	**2,348**
Provision for future central corporate expenditure		**–**	**(2,078)**	**(2,078)**
Group TEV		**33,952**	**(421)**	**33,531**
Goodwill attributable to equity holders		**736**	**–**	**736**
Group TEV equity at end of year		**34,688**	**(421)**	**34,267**

Group TEV equity per share (in cents) note (v)	2024		
	Insurance and asset management operations	Other (central) operations	Group total
At end of year			
Based on Group TEV (ie excluding goodwill attributable to equity holders)	**1,278¢**	**(16)¢**	**1,262¢**
Based on Group TEV equity at end of year	**1,305¢**	**(16)¢**	**1,289¢**

TEV basis basic earnings per share note (vi)	2024		
	Before non-controlling interests	After non-controlling interests	Basic earnings per share
	$m	$m	Cents
Based on operating profit	**4,095**	**3,970**	**146.2¢**
Based on profit for the year	**3,529**	**3,444**	**126.9¢**

Notes

(i)   Intra-group dividends represent dividends that have been paid in the year. Investment in operations reflects movements in share capital.

(ii)   The adjustment to non-controlling interest arises from our Malaysia life entity, Prudential Assurance Malaysia Berhad (PAMB). The non-controlling interest at 31 December 2024 was $1,577 million comprising $1,404 million at 1 January 2024 and $173 million in respect of the movement in 2024. See note D2 of the IFRS financial statements for further details.

(iii)   The Company completed a share repurchase to offset the dilution from the vesting of awards under employee and agent share schemes in January and June, and the scrip dividend programme in November 2024. The Company also commenced its share buyback programme in June 2024. Further details are provided in note C8 of IFRS basis results.

(iv)   Other movements include reserve movements in respect of share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group's shareholders' equity.

(v)   Based on the number of issued shares at 31 December 2024 of 2,658 million shares.

(vi)   Based on weighted average number of issued shares in 2024 of 2,715 million shares, which excludes those held in employee share trusts.

Movement in Group free surplus

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For shareholder-backed businesses, the level of TEV required capital has generally been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group-wide Supervision) as explained in note 6.1(e).

For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. There is no change in the definition of free surplus upon adoption of TEV, albeit a change in the projection of expected future investment returns has marginally impacted the allocation between operating and non-operating free surplus generation.

	Note	2024 $m Insurance and asset management operations	Other (central) operations	Group total
Expected transfer from in-force business		2,391	–	2,391
Expected return on existing free surplus		288	–	288
Changes in operating assumptions and experience variances		(288)	–	(288)
Operating free surplus generated from in-force insurance business	2	2,391	–	2,391
Asset management business		275	–	275
Gross operating free surplus generated from in-force insurance and asset management businesses		**2,666**	**–**	**2,666**
Investment in new business [note (i)]	2	(682)	(62)	(744)
		1,984	(62)	1,922
Other expenditure		–	(361)	(361)
Restructuring and IFRS 17 implementation costs		(49)	(148)	(197)
Operating free surplus generated		**1,935**	**(571)**	**1,364**
Non-operating free surplus generated [note (ii)]		94	229	323
Free surplus generated for the year		**2,029**	**(342)**	**1,687**
Net cash flows paid to parent company [note (iii)]		(1,383)	1,383	–
Dividends, net of scrip dividends		–	(552)	(552)
Foreign exchange movements		(112)	(29)	(141)
New share capital subscribed		–	–	–
Share repurchases/buybacks		–	(878)	(878)
Other equity movements		184	(203)	(19)
Net increase (decrease) in free surplus before non-controlling interests		718	(621)	97
Adjustment to non-controlling interest for Malaysia conventional life business		(190)	29	(161)
Non-controlling interests' share of free surplus generated		(33)	–	(33)
Balance at beginning of year		6,807	5,648	12,455
Balance at end of year		**7,302**	**5,056**	**12,358**
Representing:				
Free surplus excluding distribution rights and other intangibles		6,226	2,378	8,604
Distribution rights and other intangibles		1,076	2,678	3,754
Balance at end of year		**7,302**	**5,056**	**12,358**

Contribution to Group free surplus:	Note	2024 $m Insurance and asset management operations	Other (central) operations	Group total
At end of year				
Insurance business	2	**6,611**	**–**	**6,611**
Asset management and other businesses		**691**	**5,056**	**5,747**
Total at end of year		**7,302**	**5,056**	**12,358**

Notes

(i) Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.

(ii) Non-operating free surplus generated for other (central) operations represents the post-tax IFRS basis short-term fluctuations in investment returns, the movement in the mark-to-market value adjustment on core structural borrowings that did not meet the qualifying conditions as set out in the Insurance (Group Capital) Rules and the gain or loss on any corporate transactions, if any, undertaken in the period.

(iii) Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in Group TEV equity primarily relates to intra-group loans, foreign exchange movements and other non-cash items.

Notes on the TEV basis results

1 (i) Analysis of new business profit and TEV for insurance business operations

	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing TEV
	$m	$m	$m	%	%	$m
Mainland China (Prudential's share)	221	464	1,530	48 %	14 %	2,860
Hong Kong	1,091	2,063	10,865	53 %	10 %	13,876
Indonesia	110	262	1,068	42 %	10 %	1,256
Malaysia	105	406	1,731	26 %	6 %	3,254
Singapore	419	870	5,442	48 %	8 %	6,264
Growth markets and other	580	2,137	8,398	27 %	7 %	7,336
Non-controlling interests' share of embedded value						(1,585)
Total insurance business	2,526	6,202	29,034	41 %	9 %	33,261
Less central costs allocated to new business	(62)					
Total Group insurance business	2,464	6,202	29,034	40 %	8 %	

1 (ii) Analysis of new business profit by quarter

New business profit can be analysed by quarter as follows:

	New business profit post central costs (AER)	Annual premium equivalent (APE)	New business margin
	$m	$m	%
Q1 24	545	1,625	34 %
Q2 24	576	1,488	39 %
Q3 24	616	1,527	40 %
Q4 24	730	1,566	47 %
Foreign exchange adjustment	(3)	(4)	–
Total	2,464	6,202	40 %

The above table shows new business profit, APE sales and new business margin for each discrete quarter in 2024. Each quarter is prepared on the basis of economic assumptions at 1 January 2024 (including the long-term economic assumptions as set out in note 7.1) and operating assumptions at the start of each quarter. Each quarter is shown on the basis of average exchange rates for the period concerned. The adjustment at the end of the year is to move new business profit to be based on the average exchange rates for the year in line with how the FY24 TEV basis results have been prepared.

2 Analysis of movement in net worth and value of in-force insurance business operations

	2024 $m				
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value
					note (a)
Balance at beginning of year	**6,144**	**5,984**	**12,128**	**20,346**	**32,474**
New business contribution	(682)	712	30	2,496	2,526
Existing business – transfer to net worth	2,391	(142)	2,249	(2,249)	–
Expected return on existing business note (b)	288	249	537	1,829	2,366
Changes in operating assumptions, experience variances and other items note (c)	(288)	(48)	(336)	(63)	(399)
Operating profit before restructuring and IFRS 17 implementation costs	1,709	771	2,480	2,013	4,493
Restructuring and IFRS 17 implementation costs	(21)	–	(21)	–	(21)
Operating profit	**1,688**	**771**	**2,459**	**2,013**	**4,472**
Non-operating result note (d)	98	(92)	6	(714)	(708)
Profit for the year	**1,786**	**679**	**2,465**	**1,299**	**3,764**
Non-controlling interests share of loss (profit)	(26)	5	(21)	(73)	(94)
Profit for the year attributable to equity holders of the Company	**1,760**	**684**	**2,444**	**1,226**	**3,670**
Foreign exchange movements	(92)	(36)	(128)	(340)	(468)
Intra-group dividends and investment in operations	(1,177)	(40)	(1,217)	40	(1,177)
Adjustment to non-controlling interest for Malaysia conventional life business	(190)	(182)	(372)	(1,032)	(1,404)
Other equity movements note (e)	166	–	166	–	166
Balance at end of year	**6,611**	**6,410**	**13,021**	**20,240**	**33,261**

(a) Total embedded value

The total embedded value for insurance business operations at the end of each year, excluding goodwill attributable to equity holders, can be analysed further as follows:

	31 Dec 2024 $m
Free surplus	6,611
Required capital	6,410
Net worth	**13,021**
Value of in-force business before deduction of cost of capital	21,308
Cost of capital	(1,068)
Net value of in-force business	**20,240**
Embedded value	**33,261**

(b) Value of in-force business and new business profit split by product type

The value of in-force business and new business profit are split into four broad product categories as follows:

	2024	
	Value of in-force business	New business profit
Product	%	%
Health & protection	46	40
Participating	29	11
Unit-linked	15	5
Other	10	44
Total	**100**	**100**

(c) Changes in operating assumptions, experience variances and other items

Overall the total impact of operating assumption changes, experience variances and other items in 2024 was $(399) million, comprising changes in operating assumptions of $(45) million and experience variances and other items of $(354) million.

(d) Non-operating results

The non-operating result comprises short-term fluctuations caused by changes in interest rates and other market movements in the period, the effect of changes in long-term economic assumptions and the impact of corporate transactions, if any, undertaken in the period. The result in the year of $(708) million mainly reflects the effects of a decrease in interest rates in Mainland China and Thailand, the reduction in the long-term risk-free rate for Mainland China by 50 bps (which impacts fund earned rates and the risk discount rate), as well as the effect of interest rate increases in other markets.

Notes on the TEV basis results continued

(e) Other equity movements

Other equity movements include reserve movements in respect of intra-group loans and other intra-group transfers between operations that have no overall effect on the Group's TEV equity.

3 Sensitivity of results for insurance business operations to alternative assumptions

(a) Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to:

– 1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates impacting both long-term and current interest rates used in determining TEV values. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates;
– 1 per cent fall in equity and property yields and risk discount rates;
– 1 per cent and 2 per cent increases in the risk discount rates;
– For embedded value only, 20 per cent fall in the market value of equity and property assets (with no impact on assumed investment returns); and
– 5 per cent increase and decrease in foreign exchange rates.

The sensitivities shown below are for the impact of instantaneous changes on the embedded value of insurance business operations and include the combined effect on the value of in-force business and net assets (including derivatives within the insurance operations) held at the valuation dates indicated. The results only allow for limited management actions, such as repricing and changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

The sensitivities shown below are for illustrative purposes and in reality, the impacts may be different. In the event that illustrated changes in market conditions occur, the effect would be captured in non-operating results. For in-force business, the impact of the market sensitivities below are calculated by reference to end of period assumptions, whereas new business impacts are with reference to beginning of year assumptions.

New business profit from insurance business	2024 $m
Base value (before central costs)*	**2,526**
Impact from alternative economic assumptions:	
Interest rates – 2% increase	(59)
Interest rates – 1% increase	(28)
Interest rates – 0.5% decrease	17
Equity and property returns and risk discount rates – 1% decrease	283
Risk discount rates – 2% increase	(565)
Risk discount rates – 1% increase	(311)
Foreign exchange rates – 5% increase	(68)
Foreign exchange rates – 5% decrease	75

New business profit sensitivities vary with changes in business mix and APE sales volumes.

Embedded value of insurance business	31 Dec 2024 $m
Base value*	**33,261**
Impact from alternative economic assumptions:	
Interest rates – 2% increase	(3,294)
Interest rates – 1% increase	(1,682)
Interest rates – 0.5% decrease	971
Equity/property market values – 20% fall	(1,684)
Equity and property returns and risk discount rates – 1% decrease	1,914
Risk discount rates – 2% increase	(4,778)
Risk discount rates – 1% increase	(2,637)
Foreign exchange rates – 5% increase	(921)
Foreign exchange rates – 5% decrease	1,018

*   Embedded value includes Africa operations. In the context of the Group, Africa's results are not materially impacted by the above sensitivities.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and, therefore, the actual changes in embedded value were these economic effects to materialise may differ from the sensitivities shown.

(b) Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for long-term business operations to:

- 10 per cent proportionate decrease in maintenance expenses (for example, a 10 per cent sensitivity on a base assumption of $10 per annum would represent an expense assumption of $9 per annum);
- 10 per cent proportionate decrease in lapse rates (for example, a 10 per cent sensitivity on a base assumption of 5.0 per cent would represent a lapse rate of 4.5 per cent per annum); and
- 10 per cent proportionate decrease in base mortality (ie increased longevity) and morbidity rates.

Actual changes in operating assumptions would be reported in operating profit.

New business profit from insurance business

	2024 $m
New business profit (before central costs)	**2,526**
Maintenance expenses – 10 % decrease	51
Lapse rates – 10 % decrease	131
Mortality and morbidity – 10 % decrease	229

Embedded value of insurance business

	31 Dec 2024 $m
Embedded value	**33,261**
Maintenance expenses – 10 % decrease	313
Lapse rates – 10 % decrease	942
Mortality and morbidity – 10 % decrease	2,100

4 TEV results for other (central) operations

TEV results for the change in allowance for corporate expenditure and other central costs incurred in the year comprises the movement in the provision for recurring central head office expenditure that is not related to the acquisition of new business together with the post-tax IFRS results for other central items such as interest costs on core structural borrowings and other central net investment income and other items. It also includes the actual head office expenditure (before restructuring and IFRS 17 implementation costs) in the year on an IFRS net of tax basis, which is either allocated to new business (if it relates to acquisition costs) or in-force if it is covered by the provision.

Certain costs incurred within the head office functions are recharged to the insurance business operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for insurance business operations allow for amounts expected to be recharged by the head office functions on a recurring basis. The provision for future central corporate expenditure and the actual expenditure in the year excludes such costs.

The allowance for the future costs of internal asset management services within the TEV results for insurance business operations excludes the projected future profits generated by any non-insurance entities within the Group in providing those services (ie the TEV for insurance business operations includes the projected future profit or loss from asset management and service companies that support the Group's covered insurance businesses). The results of the Group's asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group's IFRS basis reporting. An adjustment is accordingly made to Group TEV operating profit, within the results for other (central) operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group TEV operating profit includes the actual profit earned in respect of the management of these assets. Following the implementation of IFRS 17, a similar adjustment is made in IFRS to eliminate the intra-group profit within the results of central operations.

The Group TEV equity for other operations is taken to be IFRS shareholders' equity, with central Group debt shown on a market value basis offset by the provision for future central corporate expenditure. Free surplus for other operations is taken to be IFRS shareholders' equity, net of any goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Under the GWS framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources.

Notes on the TEV basis results continued

Shareholders' equity for other (central) operations can be compared across metrics as shown in the table below.

	31 Dec 2024 $m
IFRS shareholders' equity	**1,426**
Mark-to-market value adjustment on central borrowings note 5	231
Provision for future central corporate expenditure	(2,078)
Group TEV equity	**(421)**
IFRS shareholders' equity	1,426
Mark-to-market value adjustment on central borrowings	231
Debt instruments treated as capital resources	3,399
Free surplus at end of year	**5,056**

5 Net core structural borrowings of shareholder-financed businesses

	31 Dec 2024 $m		
	IFRS basis	Mark-to-market value adjustment	TEV basis at market value
	note (ii)	note (iii)	
Holding company cash and short-term investments note (i)	(2,916)	–	(2,916)
Central borrowings:			
Subordinated debt	2,289	(141)	2,148
Senior debt	1,636	(90)	1,546
Total central borrowings	3,925	(231)	3,694
Net core structural borrowings of shareholder-financed businesses	**1,009**	**(231)**	**778**

Notes
(i)   Holding company includes centrally managed Group holding companies and service companies.
(ii)   As recorded in note C5.1 of the IFRS consolidated financial statements.
(iii)   The movement in the value of core structural borrowings includes redemptions in the year and foreign exchange effects for pounds sterling denominated debts. The movement in the mark-to-market value adjustment can be analysed as follows:

	2024 $m
Mark-to-market value adjustment at beginning of year	(274)
Charge included in the income statement	43
Mark-to-market value adjustment at end of year	(231)

6 Methodology and accounting presentation

6.1 Methodology

The following sets out the Group's methodology for preparing the TEV basis results. In implementing TEV, the Group has retained its operating assumptions and much of the EEV methodology. The changes made are:

- To introduce the use of long-term risk-free rates. For in-force business investment returns generally trend from current to long-term assumptions;
- To increase the risk discount rates, including an implicit allowance for the time value of options and guarantees that was previously calculated explicitly; and
- To reduce TEV for a projection of recurring central head office expenditure and to reduce TEV new business profit for that proportion of recurring actual central head office expenditure considered to be acquisition in nature.

In addition to facilitate discrete quarterly reporting new business profit is determined based on economic assumptions at the start of the year and on operating assumptions at the start of the quarter being reported on. More information on the new business results by quarter are set out in note 1(ii). The 2024 TEV basis results have been prepared using the long-term assumptions set out in note 7.1.

(a) In-scope business

An embedded value (EV) is calculated for each of the Group's in-scope insurance business (including the Group's investments in joint venture and associate insurance business operations). It represents the net worth and the present value of future profits attributable to shareholders from insurance contracts in-force at the end of the reporting year.

The TEV results for the Group's in-scope insurance business are then combined with the post-tax IFRS results of the Group's asset management and other business operations. A provision for future central corporate expenditure that is not recharged or allocated to the insurance business operations is determined and reduces Group TEV equity accordingly. An adjustment is also made to carry the Group's core structural borrowings at market value. The TEV for the life insurance business incorporates the projected margins of attaching internal asset management, as described in note (g) below.

The TEV principles below are applicable to all of the Group's businesses with the exception of its associate ICICI Prudential, which uses the IEV methodology as issued by the Institute of Actuaries of India, consistent with local practice in India. Certain smaller immaterial subsidiaries have also continued to apply 'simplified' EEV principles.

(b) Valuation of in-force and new business

The TEV basis results are prepared incorporating best estimate assumptions, about all relevant factors including, persistency, mortality, morbidity and expenses, as described in note 7.2. These assumptions as well as a long-term view of future investment returns, are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, which reflects risks associated with the cash flows that are not otherwise allowed for, such as implicit allowance for guarantees. Further information on how the risk discount rate has been set is included in item (h) below.

The total profit that emerges over the lifetime of an individual contract as calculated under the TEV basis is the same as that calculated under the IFRS basis. Since the TEV basis reflects discounted future cash flows, under the TEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the year.

New business

New business premiums reflect those premiums attaching to the in-scope insurance business, including premiums for contracts classified as investment contracts under IFRS 17. New business premiums for regular premium products are shown on an annualised basis in the Group's new business sales reporting.

New business profitability is a key metric for the Group's management of the development of the business. New business profit represents profit determined by applying operating and economic assumptions that apply at the beginning of the quarter in which business is reported and at the beginning of the year respectively. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of annualised regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the TEV new business profit.

New business profit is determined using long-term investment return assumptions, with the exception of certain business (principally single premium business) which trends from current investment returns to long-term investment returns over time. The risk discount rates applied to new business reflect the risks attaching to business sold in the period and may differ to those of the opening in-force business.

(c) Cost of capital

A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group's insurance business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The TEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Notes on the TEV basis results continued

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

(d) Investment return assumptions

Risk-free rates (RFRs) and fund earned rates (FERs) are set with reference to a long-term 'passive' view of the investment outlook ie on a long-term basis rather than being updated at each valuation date according for changes in interest rates over the period. Equity and property return assumptions are set in relation to the long-term return on 10-year government bonds, with allowance for the internal view of risk premium for each currency. We also use our assumed long-term, risk-free rates in calibrating risk discount rates (see (h) below). To derive investment returns for in-force business, we trend from current observable rates over time to these assumed long-term, risk-free rates ('passive basis'), for VIF. Whereas for NBP we apply long-term rates throughout, with some exceptions, for example single premium business.

(e) Level of required capital and net worth

In general net worth and required capital are set with reference to the applicable local statutory regime, with the level of required capital set based on the GWS capital at Group Prescribed Capital Requirement (GPCR) level. In certain circumstances where updates to the local statutory regime are imminent (ie due to be effective within 12 months) and specific conditions are met, the net worth and required capital may be set with reference to these prospective local statutory rules for TEV reporting. At 31 December 2024 all amounts were based on regulatory reporting effective at that date.

For shareholder-backed businesses, the level of required capital has been based on the relevant GPCR.

– For Mainland China, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime. The CAA has started a project to assess whether any changes are required to the embedded value guidance in Mainland China given changes in regulatory rules, regulations and the external market environment since the standard was first issued. To date, no outcomes have been proposed by the CAA and accordingly no changes have been made by Prudential to it approach to embedded value reporting for Mainland China. At such time that there is a new basis, Prudential will consider the effect of proposals.
– For Hong Kong business, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. Adjustments are made to TEV free surplus to better reflect how the business is managed. For example TEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares. In addition, for participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within TEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital.
– For Singapore life operations, the level of net worth and required capital is based on the Tier 1 capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group's GWS capital position, in order to better reflect free surplus and its generation.

(f) With-profits business and the treatment of the estate

For the Group's relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The TEV methodology includes the value attributed to the shareholders' interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.

(g) Internal asset management

The insurance business TEV includes the projected future profit from asset management and service companies that support the Group's in-scope insurance businesses. The results of the Group's asset management business operations include the current period profit from the management of both internal and external funds. The TEV results for other (central) operations is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for in-scope insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.

(h) Allowance for risk and risk discount rates

Under TEV, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk premium.

The risk-free rates are largely based on a long-term passive view of local government bond yields.

The risk premium reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation as well as market risk, including an implicit allowance for the time value of options and guarantees. The risk premium is set to be at least equal to the equity risk premium relevant to each currency within each business unit and for smaller entities takes into consideration the stage of development of the business. The equity risk premium is used irrespective of the strategic asset allocation of the business, which, as well as equities, will include government and corporate bonds, with the higher allowance implicitly covering credit risk.

The risk discount rates applied to the in-force business at 31 December 2024 are set out in note 7.1.

(i) Allowance for corporate expenditure

A deduction has been made from Group TEV equity for the present value of future unallocated central corporate expenditure, representing the recurring expenses incurred by the central head office which are not recharged to the business units. These recurring expenses exclude interest costs on core borrowings, net investment return and similar items.

This provision is determined by allocating recurring central corporate expenditure between acquisition and maintenance expenses based on the underlying activity of the functions giving rise to the expenditure. Acquisition costs are deducted from new business profit.

Maintenance costs are projected forward for the next 20 years, taking account of the Group's three year business plan with the present value being deducted from Group TEV. The present value of the corporate expenditure is derived with reference to the Hong Kong risk discount rate.

(j) Foreign currency translation

Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS consolidated financial statements.

(k) Taxation

In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period.

Several jurisdictions either have implemented, or are in the process of implementing, the OECD's Pillar Two tax rules, which include a global minimum tax and a domestic minimum tax with a rate of 15 per cent. These tax rules, when effective, are not expected to have a material impact on the Group TEV in the periods where the actual investment returns are in line with or below the expected long-term rates of return.

6.2 Accounting presentation

(a) Analysis of post-tax profit

To the extent applicable, the presentation of the TEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined as described in note (b) below and incorporate new business profit (6.1(b)), expected return on existing business (6.2(c)), routine review of operating assumptions (6.2(d)) and what expected experience is in reality (6.2(e)).

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result, which comprises short-term fluctuations caused by changes in interest rates and other market movements in the period, the effect of changes in long-term economic assumptions, mark-to-market movements and the impact of corporate transactions, if any, undertaken in the period.

The Group believes that operating profit, as adjusted for these non-operating items, better reflects underlying performance.

(b) Investment returns included in operating profit

For the investment element of the assets covering the total net worth of insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

(c) Expected return on existing business

Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined based on economic assumptions at the start of the year but allow for changes in operating assumptions in the period (ie opening value is adjusted for the effect of changes in operating assumptions during the period). The expected return on net worth is based on long-term investment returns.

(d) Effect of changes in operating assumptions

Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the beginning of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

New business reflects operating assumptions in place at the start of the quarter in which the new business is recorded. Operating profit includes the effect of changes to these operating assumptions on the reported new business profit for the period.

(e) Operating experience variances

Operating profit includes the effect of experience variances on operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f) Effect of changes in economic assumptions

Movements in the value of in-force business at the beginning of the year caused by changes in economic assumptions, are recorded in non-operating results.

Notes on the TEV basis results continued

7 Assumptions

7.1 Principal in-force economic assumptions

The TEV results for the Group's in-force business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to the Group's view of long-term risk-free rates of return. These long-term risk-free rates are the same as those used in our determination of IFRS operating profit. The existing framework is used to derive these and includes assessing historical data, forward looking economic views around real rates, inflation and outlooks from central banks. Risk discount rates are determined by adding a country specific risk premium to the risk-free rate to make allowance for the risk profile of the business. The risk premium is at least as large as the equity risk premium. Long-term expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group's long-term view. Additionally, when determining TEV, current risk-free rate, trend to the long-term risk-free rate over time when projecting investment returns.

In-force assumptions at 31 December 2024	Current market 10-year government bond yield	Long-term 10-year government bond yield	Risk premium	In-force risk discount rate	Equity risk premium (geometric)
	%	%	%	%	%
Mainland China	1.7	2.9	6.0	8.9	4.0
Hong Kong note (i)	4.7	3.2	4.5	7.7	3.5
Indonesia	7.2	6.3	6.3	12.6	4.3
Malaysia	3.9	3.9	4.0	7.9	3.5
Philippines	6.2	5.8	6.3	12.1	4.3
Singapore	2.9	2.7	4.0	6.7	3.5
Taiwan note (i)	4.7	3.2	3.5	6.7	3.5
Thailand	2.3	4.6	4.3	8.9	4.3
Vietnam	2.8	5.8	5.3	11.1	4.3
Total weighted average notes (ii)(iii)	**4.1**	**3.7**	**4.4**	**8.1**	**3.6**

Notes
(i) For Hong Kong and Taiwan, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.
(ii) Total weighted average assumptions have been determined by weighting each business's assumptions by reference to the TEV basis closing net value of all in-force in-scope businesses.
(iii) Expected long-term inflation assumptions at 31 December 2024 range from 1.5 per cent to 4.3 per cent.

7.2 Operating assumptions

Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Where experience is expected to be adverse over the short term, a provision may be established.

(a) Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

(b) Expense assumptions
Expense levels, including those of the service companies that support the Group's insurance business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

Expenses comprise costs borne directly and costs recharged or allocated from the Group head office functions in London and Hong Kong that are attributable to the insurance business. The assumed future expenses for the insurance business allow for amounts expected to be recharged or allocated by the head office functions.

Corporate expenditure included within the TEV results of other (central) operations, comprises expenditure of the Group head office functions in London and Hong Kong that is not recharged or allocated to the insurance or asset management business operations, primarily for corporate-related activities that are charged as incurred, together with restructuring and IFRS 17 implementation costs incurred across the Group. Further explanation of how central costs are allowed for within TEV are discussed in note 4 and 6.1 (i).

(c) Tax rates

The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 6.1(k). The local standard corporate tax rates applicable are as follows:

	%
Mainland China	25.0
Hong Kong	16.5% on 5% of premium income
Indonesia	22.0
Malaysia	24.0
Philippines	25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0

8 Reconciliation of TEV expected transfer of value of in-force business and required capital to free surplus for 20 years

The table below shows how the TEV value of in-force business (VIF) and the associated required capital for long-term insurance business operations are projected as emerging into free surplus over the next 20 years as estimated at end of 31 December 2024. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2024 results. It includes 100 per cent of the Group's Malaysia Conventional Life business.

	2024	2025	2026	2027	2028	2029	2030 - 2044	Total for next 20 years
	$m	$m	$m	$m	$m	$m	$m	$m
2023 expected free surplus generation for years 2024 to 2043	**2,359**	**2,358**	**2,348**	**2,324**	**2,216**	**2,154**	**27,291**	**41,050**
Less: Amounts expected to be realised in the current year	(2,359)	–	–	–	–	–	–	(2,359)
Add: Expected free surplus to be generated in year 2044 (excluding 2024 new business)	–	–	–	–	–	–	1,802	1,802
Foreign exchange differences	–	(42)	(40)	(37)	(34)	(32)	(330)	(515)
New business	–	361	262	273	239	236	3,166	4,537
Operating, non-operating and other movements	–	31	58	62	16	48	(1,308)	(1,093)
2024 expected free surplus generation for years 2025 to 2044	**–**	**2,708**	**2,628**	**2,622**	**2,437**	**2,406**	**30,621**	**43,422**

9 Other reconciliations

(a) Reconciliation between TEV new business profit and IFRS new business CSM

	2024 $m
TEV new business profit (before central costs)	**2,526**
Economics and other [note (i)]	(217)
New rider sales [note (ii)]	(59)
Related tax on IFRS new business CSM [note (iii)]	346
IFRS new business CSM	**2,596**

Notes
(i) TEV is calculated using 'real-world' long-term economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with assets assumed to earn, and the cash flows discounted at, risk free plus liquidity premium (where applicable).
(ii) Under TEV, new business profit arising from additional or new riders attaching to existing contracts, product upgrades and top-ups are reported as current period new business profit. Under IFRS 17 reporting, new business profit from such rider sales and upgrades are required to be treated as experience variances of the existing contracts.
(iii) IFRS 17 new business CSM is gross of tax, while TEV new business profit is net of tax. Accordingly, the related tax that on the IFRS 17 new business CSM is added back. All of the other reconciling items in the table have been presented net of related taxes.

Notes on the TEV basis results continued

(b) Reconciliation between TEV equity and IFRS shareholders' equity

TEV equity and IFRS 17 adjusted equity both represent measures of shareholders' net assets and future profits from the in-force book but use different economic bases. Both measures use consistent best-estimate operating assumptions and exclude any future new business. TEV uses a passive economic basis that reflects real-world return expectations within the investment returns and an appropriate allowance for market risk embedded within the discount rate. In contrast, IFRS uses an active market-consistent basis with the same economic assumptions used for projecting and discounting cash flows.

The table below shows the reconciliation of TEV equity and IFRS shareholders' equity at the end of the periods:

	31 Dec 2024 $m
Group TEV equity	**34,267**
Mark-to-market value adjustment of the Group's core structural borrowings [note (i)]	(231)
Provision for future central corporate expenditure	2,078
Economics and other valuation differences [note (ii)]	546
Adjusted shareholders' equity	**36,660**
Remove: Shareholders' CSM, net of reinsurance (see note C3.1 to the IFRS financial statements)	(21,772)
Add: Related deferred tax adjustments for the above	2,604
IFRS shareholders' equity	**17,492**

Notes
(i)   The Group's core structural borrowings are fair valued under TEV but are held at amortised cost under IFRS.
(ii)   TEV is calculated using 'real-world' long-term economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with the cash flows discounted using risk free plus liquidity premium (where applicable). Other valuation differences include contract boundaries and non-attributable expenses which are small.

10 Return on embedded value

The calculation of operating return on embedded value is calculated as TEV operating profit for the year, after non-controlling interests, as a percentage of opening Group TEV equity, excluding goodwill, distribution rights and other intangibles.

	2024* $m
TEV operating profit for the year	4,095
Non-controlling interests' share of TEV operating profit	(125)
TEV operating profit, net of non-controlling interests	**3,970**
Group TEV (ie excluding goodwill) excluding intangibles, at beginning of year	28,120
Operating return on opening Group TEV excluding intangibles (%)	**14 %**

*   Operating profit and Group TEV are net of the non-controlling interest arising in Malaysia at 1 January 2024 of 49 per cent.

New business profit over embedded value is calculated as the TEV new business profit for the year as a percentage of opening TEV for insurance business operations (ie excluding goodwill) less distribution rights and other intangibles attributable to equity holders. New business profit is before deducting the amount attributable to non-controlling interests.

	2024 $m
New business profit	**2,464**
TEV (ie excluding goodwill) for insurance business excluding intangibles, at beginning of year	31,336
New business profit over opening TEV for insurance business excluding intangibles (%)	**8 %**

Definitions of performance metrics

Adjusted operating profit

Adjusted IFRS operating profit based on longer-term investment returns. This alternative performance measure is reconciled to IFRS profit for the year in note B1.1 of the IFRS financial results and a fuller definition given in note B1.2.

Adjusted operating profit after tax

Adjusted operating profit less tax attributable to items within adjusted operating profit.

Adjusted total comprehensive equity

Adjusted total comprehensive equity represents the sum of Group IFRS shareholders' equity and contractual service margin (CSM), net of reinsurance (unless attaching wholly to policyholders), non-controlling interests and tax.

See note C3.1(b) and II(ii) of the Additional unaudited financial information for reconciliation to IFRS shareholders' equity.

Agency new business profit

New business profit generated from the agency channel.

Annual premium equivalent (APE) sales

A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products.

See note II(vi) of the Additional unaudited financial information for further explanation.

Average monthly active agents

An active agent is defined as an agent who sells at least one case with a Prudential life insurance entity in the month. Average active agents per month is expressed for each reporting period as the sum of active agents in each month divided by the number of months in the period.

Bancassurance new business profit

New business profit generated from the bancassurance channel.

Basic earnings per share (EPS) based on adjusted operating profit

Calculated as adjusted operating profit after tax, less non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled.

See note B4 to the IFRS financial statements for more detail and calculation, including the diluted version of this metric and reconciliation to basic earnings per share based on IFRS profit after tax.

Basic earnings per share (EPS) based on IFRS profit after tax

Calculated as IFRS profit after tax, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled.

See note B4 to the IFRS financial statements for more detail and calculation including the diluted version of this.

CSM release rate

CSM release rate is defined as the release of CSM to the income statement in the period divided by the total of the closing CSM balance after adding back the release in the period and the effect of movements in exchange rates. For half-year reporting, the CSM release rate is annualised by multiplying the result by two.

Customer numbers

A customer is defined as a unique individual or entity who holds one or more policies, that has premiums paid, with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associate. Group business is a single customer for the purpose of this definition.

Customer relationship net promoter score (rNPS)

Net promoter score on overall strength of customer relationship, based on customers' survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0-10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0-6 are Detractors. The score equates to the percentage of promoters less percentage of detractors. Our customer relationship NPS (rNPS) target relates to each market's NPS performance versus their respective peers.

Customer retention rate

Calculated as the number of customers at the beginning of the period minus exits during the year (net of reinstatement) over the number of customers at the beginning of the period.

Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance related fees.

See note II(v) to the Additional unaudited financial information for calculation.

Eastspring investment performance - percentage of funds under management outperforming benchmarks

This measure represents funds under management at the balance sheet date held in funds that outperformed their performance benchmark as a percentage of total funds under management over the time period stated (one or three years). Total funds under management exclude funds with no performance benchmark.

Eastspring total funds under management or advice

Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.

EEV operating profit

EEV operating profit is determined on the basis of including longer-term investment returns, which are stated after excluding the effect of short-term fluctuations in investment returns on shareholder-backed business, the effect of changes in economic assumptions, the mark-to-market value movements on core structural borrowings for shareholder-financed operations and gain or loss attaching to corporate transactions. See EEV basis results for further details.

Free surplus excluding distribution rights and other intangibles

For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (EEV total net worth) over the EEV capital required to support the covered business. For asset management and other non-insurance operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime.

Excludes intangible assets representing rights under distribution contracts and other items. See EEV basis results for further details.

Glossary continued

Free surplus ratio

Free surplus ratio is defined as the sum of Group total free surplus, excluding distribution rights and other intangibles, and the EEV required capital of the life business, divided by the EEV required capital of the life business. Group total free surplus, excluding distribution rights and other intangibles, consists of the free surplus of the insurance business combined with the free surplus of asset management and other non-insurance operations, as defined in the Movement in free surplus table within the EEV basis results. Group total free surplus forms part of the EEV shareholders' equity as set out in the EEV basis results. EEV shareholders' equity is reconciled to IFRS shareholders' equity in note II(viii) of the Additional unaudited financial information. Given the differing basis of preparation for the IFRS and EEV results, individual EEV and IFRS line items are not directly comparable.

Group EEV

Group EEV equity, excluding goodwill attributable to equity holders.

Group EEV equity

Shareholders' equity prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in 2016.

See note II(viii) of the Additional unaudited financial information for reconciliation to IFRS shareholders' equity.

Group EEV equity per share

Group EEV equity per share is calculated as Group EEV equity divided by the number of issued shares at the end of the period. See EEV basis results for calculation.

Group EEV per share

Group EEV per share is calculated as closing Group EEV divided by the number of issued shares at the end of the period. See EEV basis results for calculation.

Group funds under management/advice

Represents all assets managed or administered by or on behalf of the Group, including those assets managed by third parties. Assets under management include managed assets that are included within the Group's statement of financial position and those assets belonging to external clients outside the Prudential Group, which are therefore not included in the Group's statement of financial position.

Group leverage ratio (Moody's basis)

Leverage measure calculated as the Group gross debt, including commercial paper, as a proportion of the sum of IFRS shareholders' equity, 50 per cent of the surplus in the Group's with-profit funds, 50 per cent of the CSM and the Group's gross debt including commercial paper.

GWS capital surplus over GPCR

Estimated GWS capital resources in excess of the GPCR attributable to the shareholder business, before allowing for the 2024 second interim dividend. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The estimated GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR.

Health new business profit

New business profit from health products, which typically are annually renewable and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope.

Health products

Health products comprise health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. These typically are annually renewable and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope.

IFRS shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the period.

See note II(iv) to the Additional unaudited financial information for calculation.

Life weighted premium income

Represents the sum of APE sales plus renewal insurance premiums, which represents premiums paid on regular premium products, subsequent to the first-year premium.

See note II (vi) of the Additional unaudited financial information for further details.

Net cash remitted by business units

Net cash amounts remitted by businesses are included in the holding company cash flow, which is disclosed in detail in note I(iv) of the Additional unaudited financial information. This comprises dividends and other transfers from businesses, net of capital injections, that are reflective of earnings and capital generation.

Net Group operating free surplus generated

Operating free surplus generated (see definition below) less central costs, eliminations, restructuring costs and IFRS 17 costs, net of tax.

Net zero

A state in which greenhouse gas emissions from activities in the value chain of an organisation are reduced as close to zero as possible, with any residual emissions balanced by removals from the atmosphere, in a time frame consistent with the Paris Agreement. Our ambition is that the assets we hold on behalf of our insurance companies will be net zero by 2050, as part of Prudential's signatory requirements to the UN-convened Net Zero Asset Owner Alliance (NZAOA).

New business profit (EEV)

Presented on a post-tax basis, on business sold in the year, calculated in accordance with EEV principles.

New business profit is reconciled to IFRS new business CSM in note II(vii) to the Additional unaudited financial information.

New business margin (% APE)

New business profit (EEV) divided by APE sales over the same period.

New business margin (% PVNBP)

New business profit (EEV) divided by PVNBP sales over the same period.

New business profit excluding interest rate and other economic movements

New business profit excluding economic impacts (and the movements therein) represents the amount of new business profit for the year ended 31 December 2024 calculated using economics (including interest rates) as at 31 December 2023 and average exchange rates for the year ended 31 December 2024. The percentage change excluding economics excludes the impact of the change in interest rates and other economic movements in the period from that applicable to the new business profit in the year ended 31 December 2023 and applies consistent average exchange rates from the year ended 31 December 2024.

New business profit on embedded value (New business profit/opening Group EEV insurance business operations)

Calculated as new business profit divided by the opening Group EEV for insurance business operations, excluding goodwill attributable to equity holders and other intangibles.

See note II(ix) in Additional unaudited financial information for calculation.

New business profit per active agent

Average monthly agency new business profit divided by the active agents per month. Includes 100 per cent of new business profit and active agents in joint ventures and associates.

Operating free surplus generated from in-force insurance and asset management business

Operating free surplus generated from in-force insurance business represents amounts emerging from the in-force business during the year before deducting amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount.

Further information is set out in Movement in Group free surplus of the EEV basis results.

Operating free surplus generated from insurance and asset management business

For insurance operations free surplus generated represents amounts emerging from the in-force business net of amounts reinvested in writing new business and excludes non-operating items. For asset management business it equates to post-tax operating profit for the period. Restructuring costs are excluded.

Operating return on embedded value

Calculated as EEV operating profit divided by the average Group EEV equity.

See note II(ix) in Additional unaudited financial information for the calculation.

Operating return on IFRS shareholders' equity

Calculated as Adjusted operating profit divided by the average IFRS shareholders' equity.

See note II(iii) in Additional unaudited financial information for the calculation.

Penetration rate of strategic bank customer base

Number of Prudential customers as percentage of total bank customers. The measure and target pertains to seven strategic bank partners (excluding partners of joint ventures and associates and partnerships in Cambodia and Laos).

Present value new business premiums (PVNBP)

Calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business profit.

Shareholder GWS coverage ratio over GPCR (%)

Estimated ratio of capital resources over GPCR attributable to the shareholder business, before allowing for the 2024 second interim dividend.

Tier 1 capital resources

Tier 1 capital in accordance with the classification of tiering capital under the GWS framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA.

Total investment assets

Comprises total Group financial investments, investment property and Cash and Cash equivalents as recognised on the Consolidated IFRS statement of financial position.

See note C1 to the IFRS financial statements for further detail.

Total GWS coverage ratio over GPCR (%)

Estimated ratio of capital resources over GPCR attributable to both the shareholder and policyholder business, before allowing for the 2024 second interim dividend.

Transactional net promoter score (tNPS)

Net promoter score based on feedback following an individual purchasing, servicing or claims transaction. Based on customers' survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0-10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0-6 are Detractors. The score equates to the percentage of promoters less percentage of detractors.

Weighted average carbon intensity (WACI)

Reflects a portfolio's exposure to carbon-intensive companies, expressed in $tCO_2e/\$m$ revenue. The WACI is currently the market standard for measuring the carbon footprint of an investment portfolio, as described by global disclosure frameworks such as the Task Force on Climate-related Financial Disclosures (TCFD).

Basis for strategic objectives

New business profit growth objective

Our new business growth objective assumes average exchange rates of 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and is based on regulatory and solvency regimes applicable across the Group at the time the objective was set. It assumes that the existing EEV and free surplus methodology at 31 December 2022 will be applicable over the period.

Operating free surplus generated from in-force insurance and asset management business growth objective

Our operating free surplus generated from in-force insurance and asset management business growth objective assumes average exchange rates of 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and is based on regulatory and solvency regimes applicable across the Group at the time the objectives was set. It assumes that the existing EEV and free surplus methodology at 31 December 2022 will be applicable over the period.

Glossary continued

Other definitions

A

Actual exchange rates (AER)

Actual historical exchange rates for the specific accounting period, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position.

Alternative performance measures (APMs)

APMs are non-GAAP measures used by the Prudential Group within its annual reports to supplement disclosures prepared in accordance with widely accepted guideline and principles established by accounting standard setters, such as International Financial Reporting Standards. These measures provide useful information to enhance the understanding of the Group's financial performance. A reconciliation of these APMs to IFRS metrics is provided in the additional unaudited financial information section of the annual report.

American Depositary Receipts (ADRs)

The stocks of most foreign companies that trade in the US markets are traded as American Depositary Receipts (ADRs). US depositary banks issue these stocks. Each ADR represents one or more shares of foreign stock or a fraction of a share. The price of an ADR corresponds to the price of the foreign stock in its home market, adjusted to the ratio of the ADRs to foreign company shares.

Association of Southeast Asian Nations (ASEAN) markets

ASEAN markets include Prudential's businesses in Indonesia, Malaysia, Singapore, Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar.

Assets under management

Assets under management represent all assets managed or administered by or on behalf of the Group, including those assets managed by third parties. Assets under management include managed assets that are included within the Group's statement of financial position and those assets belonging to external clients outside the Prudential Group, which are therefore not included in the Group's statement of financial position. These are also referred to as 'funds under management'.

B

Bancassurance

An agreement with a bank to offer insurance and investment products to the bank's customers.

Best estimate liabilities (BEL)

The expected present value of future cash flows for a company's current insurance obligations, calculated using best estimate assumptions, projected over the contract's run-off period, taking into account all up-to-date financial market and actuarial information.

Bonuses

Bonuses refer to the non-guaranteed benefit added to participating life insurance policies and are the way in which policyholders receive their share of the profits of the policies. These include regular bonus and final bonus and the rates may vary from period to period.

C

Cash surrender value

The amount of cash available to a policyholder on the surrender of or withdrawal from a life insurance policy or annuity contract.

China Risk-Oriented Solvency System (C-ROSS)

A regulatory framework that governs the insurance industry in China effective from 1 March 2021. The second phase of the C-ROSS (or C-ROSS II) became effective in the first quarter of 2022.

Collective investment schemes (CIS)

CIS is an open-ended investment fund of pooled assets in which an investor can buy and sell units that are issued in the form of shares.

Constant exchange rates (CER)

Prudential plc reports its results at both AER to reflect actual results and also CER to eliminate the impact from exchange translation. CER results are calculated by translating prior year results using current year foreign currency exchange rates, ie current period average rates for the income statements and current period closing rate for the statement of financial position.

Contract boundary

The boundary of the fulfilment cash flows under IFRS 17 is considered to be the point at which the Group both no longer has substantive rights and obligations under the insurance contract to provide services or compel the policyholder to pay premiums.

Contractual service margin (CSM)

A liability for insurance contracts under IFRS 17 representing the deferral of any day-one gains arising on initial recognition. Over time, the CSM balance is released into profit in the income statement as services are delivered by the Group under the insurance contracts.

Core structural borrowings

Borrowings which Prudential considers forming part of its core capital structure and excludes operational borrowings.

Coverage unit

The proportion of CSM recognised in profit or loss under IFRS 17 at the end of each period for a group of contracts is determined as the ratio of the coverage units in the period divided by the sum of the coverage units in the period and the present value of expected coverage units in future periods. The total number of coverage units in a group is the quantity of service provided determined by considering the quantity of benefits for each contract and its expected coverage period.

Credit risk

The risk of loss if another party fails to meet its obligations or fails to do so in a timely fashion.

Currency risk

The risk that asset or liability values, cash flows, income or expenses will be affected by changes in exchange rates. Also referred to as foreign exchange risk.

D

Discretionary participation features (DPF)

These represent a contractual right to receive, as a supplement to guaranteed benefits, additional benefits that are likely to be a significant portion of the total contractual benefits. The amount or timing of the benefits is contractually at the discretion of the issuer and the benefits are contractually based on asset, fund, company or other entity performance.

E

Endowment product

An ordinary individual life insurance product that provides the insured party with various guaranteed benefits if it survives specific maturity dates or periods stated in the policy. Upon the death of the insured party within the coverage period, a designated beneficiary receives the face value of the policy.

European Embedded Value (EEV)

Financial results that are prepared on a supplementary basis to the Group's consolidated IFRS results and which are prepared in accordance with a set of Principles issued by the CFO Forum of European Insurance Companies in 2016. Embedded value is a way of measuring the current value to shareholders of the future profits from life business written based on a set of assumptions.

F

Fulfilment cash flows

Fulfilment cash flows under IFRS 17 comprise the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk.

Funds under management

See 'assets under management' above.

G

Group-wide Supervision (GWS) Framework

Regulatory framework developed by the Hong Kong Insurance Authority (see below) for multinational insurance groups under its supervision. The GWS Framework is based on a principle-based and outcome-focused approach, and allows the Hong Kong Insurance Authority to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. The GWS framework sets out a measure of capital for the Group as a whole, by aggregating the capital measures of individual insurance businesses and other regulated businesses, as well as the capital resources held by Group holding companies.

H

Hong Kong Insurance Authority (IA)

The Hong Kong IA is an insurance regulatory body responsible for the regulation and supervision of the Hong Kong insurance industry.

I

Illiquidity premium

This comprises the premium that is required to compensate for the lower liquidity of corporate bonds relative to government bond yields and the mark-to-market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale. This is calculated as the yield-to-maturity on a reference portfolio of assets with similar liquidity characteristics to the insurance contracts less the risk-free curve and an allowance for credit risk.

In-force

An insurance policy or contract reflected on records that has not expired, matured or otherwise been surrendered or terminated.

International Association of Insurance Supervisors (IAIS)

The IAIS is a voluntary membership organisation of insurance supervisors and regulators. It is the international standard-setting body responsible for developing and assisting in the implementation of principles, standards and other supporting material for the supervision of the insurance sector.

International Financial Reporting Standards (IFRS Standards)

Accounting standards and practices that are developed and issued by the IFRS Foundation and the International Accounting Standards Board (IASB).

Investment grade

Investments rated BBB- or above for S&P and Baa3 or above for Moody's. Generally, they are bonds that are judged by the rating agency as likely enough to meet payment obligations that banks are allowed to invest in them.

Investment-linked products or contracts

Insurance products where the surrender value of the policy is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investment or indices. Investment risk associated with the product is usually borne by the policyholder. Insurance coverage, investment and administration services are provided for which the charges are deducted from the investment fund assets. Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the product, subject to surrender charges. These are also referred to as unit-linked products or unit-linked contracts.

K

Key performance indicators (KPIs)

These are measures by which the development, performance or position of the business can be measured effectively. The Group Board reviews the KPIs annually and updates them where appropriate.

L

Liquidity coverage ratio (LCR)

Prudential calculates this as assets and resources available to us that are readily convertible to cash to cover corporate obligations in a prescribed stress scenario. We calculate this ratio over a range of time horizons extending to 12 months.

Glossary continued

M

Million Dollar Round Table (MDRT)

MDRT is a global, independent association of life insurance and financial services professionals that recognises professional knowledge, strict ethical conduct and outstanding client service. MDRT membership is recognised internationally as the standard of excellence in the life insurance and financial services business.

Money Market Fund (MMF)

An MMF is a type of mutual fund that has relatively low risks compared to other mutual funds and most other investments and historically has had lower returns. MMF invests in high-quality, short-term debt securities and pay dividends that generally reflect short-term interest rates. The purpose of an MMF is to provide investors with a safe place to store cash or as an alternative to investing in the stock market.

Morbidity rate

Rate of sickness, varying by such parameters as age, gender and health, used in pricing and computing liabilities for future policyholders of health products, which contain morbidity risks.

Mortality rate

Rate of death, varying by such parameters as age, gender and health, used in pricing and computing liabilities for future policyholders of life and annuity products, which contain mortality risks.

N

Net worth

Net assets for EEV reporting purposes that reflect the regulatory basis position, with adjustments where necessary to achieve consistency with the IFRS treatment of certain items or to better reflect the assets that are available to be transferred to the shareholder.

Non-participating business

A life insurance policy where the policyholder is not entitled to a share of the company's profits and surplus, but receives certain guaranteed benefits. Examples include pure risk policies (eg fixed annuities, term insurance, critical illness) and unit-linked insurance contracts.

O

Onerous contracts

Under IFRS 17, an insurance contract is onerous at the date of initial recognition if the fulfilment cash flows allocated to the contract, any previously recognised acquisition cash flows and any cash flows arising from the contract at the date of initial recognition in total are a net outflow. Classification as onerous does not necessarily mean the contract is not profitable overall as it does not allow for all real world investment returns that will be earned over time.

Operational borrowings

Borrowings that arise in the normal course of the business, including all lease liabilities under IFRS 16.

P

Participating funds

Distinct portfolios where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as the performance of a pool of assets held within the fund, as a supplement to any guaranteed benefits. The insurer may either have discretion as to the timing of the allocation of those benefits to participating policyholders or may have discretion as to the timing and the amount of the additional benefits.

Participating policies or participating contracts

Contracts of insurance where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as investment performance, as a supplement to any guaranteed benefits. This is also referred to as with-profits contracts.

Persistency

A measure of the policies remaining in force from period to period.

R

Regular premium product

A life insurance product with regular periodic premium payments.

Renewal or recurring premiums

Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products.

Rider

A supplemental plan that can be attached to a basic insurance policy, typically with payment of additional premiums.

Risk adjustment

The risk adjustment for non-financial risk under IFRS 17 reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of the cash flows from non-financial risk as the Group fulfils insurance contracts. The risk adjustment is a component of the insurance contract liability, and it is released as profit if experience plays out as expected.

Risk-based capital (RBC) framework

RBC is a method of measuring the minimum amount of capital set by regulators as appropriate for a reporting entity to support its overall business operations in consideration of its size and the level of risk it is faced. RBC limits the amount of risk a company can take and act as a cushion to protect a company from insolvency. RBC is intended to be a minimum regulatory capital standard and not necessarily the full amount of capital that an insurer would want to hold to meet its safety and competitive objectives. In addition, RBC is not designed to be used as a stand-alone tool in determining financial solvency of an insurance company; rather, it is one of the tools that give regulators legal authority to take control of an insurance company.

S

Single premiums

Single premium policies of insurance are those that require only a single lump sum payment from the policyholder.

Stochastic techniques

Stochastic techniques incorporate results from repeated simulations using key financial parameters that are subject to random variations and are projected into the future.

Subordinated debt

A fixed interest issue or debt that ranks below other debt in order of priority for repayment if the issuer is liquidated. Holders are compensated for the added risk through higher rates of interest.

Surrender

The termination of a life insurance policy or annuity contract at the request of the policyholder after which the policyholder receives the cash surrender value, if any, of the contract.

Surrender charge

The fee charged to a policyholder when a life insurance policy or annuity contract is surrendered for its cash surrender value prior to the end of the surrender charge period.

T

Time value of options and guarantees (TVOG)

The value of financial options and guarantees comprises two parts, the intrinsic value and the time value. The intrinsic value is given by a deterministic valuation on best estimate assumptions. The time value is the additional value arising from the variability of economic outcomes in the future.

Traditional embedded value (TEV)

Financial results that are prepared on a supplementary basis to the Group's consolidated IFRS results and is an alternative way to EEV of measuring the current value to shareholders of the future profits from life business written based on a set of assumptions. An explanation of the key changes is set out in note 6 of the TEV basis results.

U

Unit-linked products or unit-linked contracts

See 'investment-linked products or contracts' above.

Universal life

An insurance product where the customer pays flexible premiums, subject to specified limits, which are accumulated in an account and are credited with interest (at a rate either set by the insurer or reflecting returns on a pool of matching assets). The customer may vary the death benefit and the contract may permit the customer to withdraw the account balance, typically subject to a surrender charge.

V

Value of in-force business (VIF)

The present value of future shareholder cash flows projected to emerge from the assets backing liabilities of the in-force covered business.

W

Whole life contracts

A type of life insurance policy 'that provides lifetime protection' commonly used for estate planning purposes. Premiums must usually be paid for life and the sum assured is paid out whenever death occurs.

With-profits contracts

For Prudential, the most significant with-profits contracts are written in Hong Kong, Malaysia and Singapore. See 'participating policies or participating business' above.

With-profits funds

See 'participating funds' above.

Y

Yield

A measure of the rate of return received from an investment in percentage terms by comparing annual income (and any change in capital) to the price paid for the investment.

Yield curve

A line graph that shows the relative yields on debt over a range of maturities typically from three months to 30 years. Investors, analysts and economists use yield curves to evaluate bond markets and interest rate expectations.

Shareholder information

Communication with shareholders

The Group maintains a corporate website containing a wide range of information relevant for private and institutional investors, including the Group's financial calendar: www.prudentialplc.com

Shareholder meetings

The 2025 Annual General Meeting (AGM) will be held as a hybrid meeting in Hong Kong on Wednesday 14 May 2025 at 16:30 Hong Kong/Singapore time (09:30 London time). We would encourage all shareholders to participate in the AGM (an option to link digitally to the meeting will be provided, which will enable full participation by all shareholders). The 2025 AGM notice will provide more details on meeting arrangements and how to participate.

Prudential will continue its practice of calling a poll on all resolutions and the voting results, including all proxies lodged prior to the meeting, are published on the Company's website after the meeting.

Shareholders were able to attend the 2024 AGM in person or digitally, where they were able to view a live video feed, submit voting instructions and ask direct questions to the Board. Details of the 2024 AGM, including the results of the voting, can be found on the Company's website at www.prudentialplc.com/en/investors/shareholder-information/agm/2025. In accordance with relevant legislation, shareholders holding 5 per cent or more of the fully paid up issued share capital are able to require the Directors to hold a general meeting. Written shareholder requests should be addressed to the Company Secretary at the registered office.

Company constitution

Prudential is governed by the Companies Act 2006, other applicable legislation and regulations, and provisions in its Articles of Association (Articles). Any change to the Articles must be approved by special resolution of the shareholders. There were no changes to the constitutional documents in 2024. The current Memorandum and Articles are available on the Company's website.

Issued share capital

The issued share capital as at 31 December 2024 consisted of 2,657,521,888 (2023: 2,753,520,756) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. As at 31 December 2024, there were 33,570 (2023: 36,870) accounts on the register. Further information can be found in note C8 on page 301.

Prudential also maintains secondary listings on the New York Stock Exchange (in the form of American Depositary Receipts, which evidence ordinary shares) and the Singapore Stock Exchange. Prudential has maintained a sufficiency of public float throughout the reporting period as required by the Hong Kong Listing Rules.

Analysis of shareholder accounts as at 31 December 2024

Balance ranges	Total number of holdings	Percentage of holders	Total number of shares	Percentage of issued capital
1–1,000	23,773	70.82%	5,652,289	0.21%
1,001–5,000	6,906	20.57%	15,195,196	0.57%
5,001–10,0 00	1,132	3.37%	7,844,966	0.30%
10,001–100,000	1,011	3.01%	30,043,435	1.13%
100,001–500,000	373	1.11%	87,986,918	3.31%
500,001–1,000,000	108	0.32%	75,437,566	2.84%
1,000,001 upwards	267	0.80%	2,435,361,518	91.64%
Totals	**33,570**		**2,657,521,888**	

Major shareholders

The table below shows the holdings of major shareholders in the Company's issued ordinary share capital, as at 31 December 2024, as notified and disclosed to the Company in accordance with the Disclosure Guidance and Transparency Rules.

As at 31 December 2024	% of total voting rights
BlackRock, Inc	5.08 %
Norges Bank	4.21 %

No notifications have been received from year end to 18 March 2025.

Rights and obligations

The rights and obligations attaching to the Company's shares are set out in full in the Articles. There are currently no voting restrictions on the ordinary shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, each of its duly authorised corporate representatives, has one vote except that if a proxy is appointed by more than one member, the proxy has one vote for and one vote against if instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution. Where, under an employee share plan, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the trustee on behalf of the registered owner in accordance with the relevant plan rules. The trustees would not usually vote on any unallocated shares held in trust but they may do so at their discretion provided it would be in the best interests of the beneficiaries of the trust and permitted under the relevant trust deed.

As at 18 March 2025, the trustees held 0.57 per cent of the issued share capital under various share plans in operation. Rights to dividends under Prudential's share plans are set out on pages 204 to 229.

Restrictions on transfer

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and any transfer is not restricted except that the Directors may, in certain circumstances, refuse to register transfers of shares but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the Directors make use of that power, they must send the transferee notice of the refusal within two months. Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the UK Listing Rules and the Hong Kong Listing Rules, as well as under the rules of some of the Group's employee share plans.

All Directors are required to hold a minimum number of shares under guidelines approved by the Board, which they are expected to retain as described on page 224 of the Directors' remuneration report.

Authority to issue shares

The Directors require authority from shareholders in relation to the issue of shares. Whenever shares are issued, these must be offered to existing shareholders pro rata to their holdings unless the Directors have been given authority by shareholders to issue shares without offering them first to existing shareholders. Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount, of which a defined number may be issued without pre-emption.

Disapplication of statutory pre-emption procedures is also sought for rights issues. The existing authorities to issue shares, and to do so without observing pre-emption rights, are due to expire at the end of this year's AGM. Relevant resolutions to authorise share capital issuances will be put to shareholders at the AGM on 14 May 2025.

Details of shares issued during 2024 and 2023 are given in note C8 on page 301.

Authority to purchase own shares

The Directors also require authority from shareholders in relation to the purchase of the Company's own shares. Prudential seeks authority by special resolution on an annual basis for the buyback of its own shares in accordance with the relevant provisions of the Companies Act 2006 and related guidance.

The authority is due to expire at the end of this year's AGM and a special resolution to renew the authority will be put to shareholders at the AGM on 14 May 2025.

Share buyback programme

On 5 January 2024, Prudential announced a share purchase programme to reduce the issued share capital of the Company to offset dilution from the vesting of awards under employee and agent share schemes during 2023. This programme commenced on 8 January and completed on 16 January 2024. A total of 3,851,376 ordinary shares were repurchased on London trading venues. All shares were cancelled.

On 11 June 2024, Prudential announced a share purchase programme to reduce the issued share capital of the Company to offset dilution from the vesting of awards under employee and agent share schemes during the first half of 2024. This programme commenced on 12 June and completed on 13 June 2024. A total of 758,614 ordinary shares were repurchased on London trading venues. All shares were cancelled.

On 23 June 2024, Prudential announced a US$2 billion share buyback programme to return capital to shareholders, to be completed by no later than mid-2026. The first tranche of this programme commenced on 24 June and completed on 15 November 2024. A total of 81,403,648 ordinary shares were repurchased on London trading venues. All shares were cancelled.

On 22 November 2024, Prudential announced a share purchase programme to reduce the issued share capital of the Company to offset dilution from shares issued under the scrip dividend alternative in respect of the 2024 first interim dividend and issuance from the vesting of options under employee share schemes during the second half of 2024. This programme commenced on 25 November and completed on 29 November 2024. A total of 2,814,023 ordinary shares were repurchased on London trading venues. All shares were cancelled.

On 5 December 2024, Prudential announced the second tranche of its US$2 billion share buyback programme for US$800 million. This programme commenced on 5 December 2024 and remains ongoing in 2025. As at 31 December 2024, 10,743,844 shares had been repurchased on London trading venues. All shares were cancelled.

As at 31 December 2024, the total number of ordinary shares repurchased during the year was 99,571,505, representing a nominal value of £4,978,575.25. The shares repurchased represent 3.61% of the shares in issue.

A more detailed summary of these share purchase programmes is set out in note C8 to the Group IFRS consolidated financial statements.

Shareholder information

Dividend information

2024 second interim dividend	Shareholders registered on the UK register and Hong Kong branch register	Holders of American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	27 March 2025	—	27 March 2025
Record date	28 March 2025	28 March 2025	28 March 2025
Payment date	14 May 2025	14 May 2025	On or around 21 May 2025

A number of dividend waivers are in place in respect of shares issued but not allocated under the Group's employee share plans. These shares are held by the trustees and will, in due course, be used to satisfy requirements under the Group's employee share plans. The dividends waived represent less than 1 per cent of the value of dividends paid during the year.

Dividend mandates

Shareholders should provide their bank or building society details via www.investorcentre.co.uk (by registering or logging into their Computershare account) in order to receive cash dividends on shares held on the UK register. The cash dividend will be paid directly into shareholders' bank or building society accounts.

Shareholders on the Hong Kong register may provide their bank account details in Hong Kong for receiving dividend payments. Any shareholders who have not provided valid bank details will be issued with a cheque payment posted to the shareholder's registered address.

More information about dividends including dividend mandates may be found at www.prudentialplc.com/en/investors/shareholder-information/dividend/cash-dividend

Shareholders on the UK and Hong Kong registers have the option to elect to receive their dividend in US dollars instead of pounds sterling or Hong Kong dollars, respectively. More information may be found at www.prudentialplc.com/en/investors/shareholder-information/dividend/dividend-currency-election

Cash dividend alternative

Dividend Re-Investment Plan
Prudential offers a Dividend Reinvestment Plan (DRIP) to shareholders on the UK register. Under the DRIP, shares are purchased in the market using the cash dividends that would otherwise have been paid to shareholders. The purchased shares are then distributed to each electing shareholder in proportion to the amount of their cash dividend receivable. The price paid for the shares will only be known after all the shares have been purchased. Further details of the DRIP and the terms and conditions of the service are available at www.computershare.com/uk/individuals/im-a-shareholder/dividend-reinvestment-plan

Scrip dividend
Prudential offers a scrip dividend scheme which involves the issuance of new ordinary shares on the Hong Kong line only. Prudential will make available a share dealing facility to enable shareholders who are not able to hold their shares on the Hong Kong line to participate in the scrip dividend alternative. Further information including mandate forms are available at www.prudentialplc.com/en/investors/shareholder-information/dividend/scrip-dividend

Electronic communications

Shareholders are encouraged to elect to receive corporate communications electronically. Using electronic communication will save on printing and distribution costs, and create environmental benefits. Shareholders located in the UK can elect to receive corporate communications electronically by registering with Computershare UK at www.investorcentre.co.uk.

Shareholders who have registered will be sent an email notification when corporate communications are available on the Company's website and a link will be provided to that information. When registering, shareholders will need their shareholder reference number which can be found on their share certificate. Please contact Computershare UK if you require any assistance or further information.

Shareholders located in Hong Kong can elect to receive corporate communications electronically by registering with Computershare Hong Kong. Shareholders who have registered will receive an email notification when corporate communications are available on the Company's website. Please contact Computershare Hong Kong if you require any assistance or further information.

The option to receive shareholder documents electronically is not available to shareholders holding shares through The Central Depository (Pte) Limited (CDP) in Singapore.

Managing your shareholding

Information on how to manage shareholdings can be found at www-uk.computershare.com/Investor

The pages at this web address provide the following:

- Answers to commonly asked questions regarding shareholder registration;
- Links to downloadable forms and guidance notes; and
- A choice of contact methods – via email, telephone or post.

Share dealing services

Prudential's UK registrars, Computershare, offer a dealing facility for buying and selling Prudential plc ordinary shares. Details can be found at www.computershare.com/dealing/uk

Should you have any questions regarding Computershare's UK dealing facility, please contact them on +44 (0)370 707 1507 between 8:30am and 5:30pm, Monday to Friday excluding UK bank holidays. You can also register or log into your Investor Centre account at www.investorcentre.co.uk

ShareGift

Shareholders who have only a small number of shares, the value of which makes them uneconomic to sell, may wish to consider donating them to ShareGift (Registered Charity 1052686).

The relevant share transfer form may be downloaded from our website at www.prudentialplc.com/en/investors/shareholder-information/forms

Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org

Shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company's registrars:

Register	By post	By telephone
UK register	Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE To access and manage your account online, please visit www.investorcentre.co.uk	Tel +44 (0)370 707 1507 Lines are open from 8.30am to 5.30pm (local time), Monday to Friday excluding bank holidays.
Hong Kong register	Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong	Tel +852 2862 8555 Lines are open from 9.00am to 6.00pm (local time), Monday to Friday.
Singapore register	Shareholders who have shares standing to the credit of their securities accounts with the Central Depository (Pte) Limited (CDP) in Singapore may refer queries to the CDP. Enquiries regarding shares held in depository agent sub-accounts should be directed to your depository agent or broker.	Operating hours Monday to Friday: 8.30am to 5.00pm (local time) Email: asksgx@sgx.com Contact centre: +65 6535 7511
US American Depositary Receipts (ADRs)	Citibank Shareholder Services P.O. Box 43077, Providence RI 02940-3077, USA The ADR Depositary is in the process of transitioning from JPMorgan to Citi with the effective date to be confirmed.	Tel +1-877-248-4237 (toll free within the United States) or +1-781-575-4555 (for international callers) Email: citibank@shareholders-online.com

How to contact us

Prudential plc
Registered office
1 Angel Court
London
EC2R 7AG
UK

Tel +44 (0)20 7220 7588
www.prudentialplc.com

Principal place of business
13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Tel +852 2918 6300

Media enquiries
Simon Kutner
Tel +44 (0)7581 023260
Email: Simon.Kutner@prudentialplc.com

Sonia Tsang
Tel +852 5580 7525
Email: Sonia.ok.tsang@prudential.com.hk

Board	Group Executive Committee

Shriti Vadera
Chair

Executive Director
Anil Wadhwani
Chief Executive Officer

Independent Non-executive Directors
Jeremy Anderson
Senior Independent Director

Arijit Basu
Chua Sock Koong
Ming Lu
George Sartorel
Mark Saunders
Claudia Suessmuth Dyckerhoff
Jeanette Wong
Amy Yip

Anil Wadhwani
Chief Executive Officer

Solmaz Altin
Regional CEO, Growth Markets, Health and Agency

Anette Bronder
Chief Technology and Operations Officer

Ben Bulmer
Chief Financial Officer

Catherine Chia
Chief Human Resources Officer

Avnish Kalra
Chief Risk and Compliance Officer

Bill Maldonado
CEO, Eastspring Investments Group

Angel Ng
Regional CEO, Great China, Customer and Wealth

Kenneth Rappold
Chief Strategy and Transformation Officer

Dennis Tan
Regional CEO, Singapore, Thailand, Vietnam & Partnership Distribution

Shareholder contacts

Institutional analyst and investor enquiries
Tel +44 (0)20 3977 9720
Email: investor.relations@prudentialplc.com

UK Register private shareholder enquiries
Tel +44 (0)370 707 1507

Hong Kong Branch Register private shareholder enquiries
Tel +852 2862 8555

US American Depositary Receipts holder enquiries
Tel +1 877 248 4237
From outside the US:
Tel +1 781 575 4555

Singapore: The Central Depository (Pte) Limited shareholder enquiries
Tel +65 6535 7511

Forward-looking statements

This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability matters, and statements containing the words 'may', 'will', 'should', 'could', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

– current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the escalation of protectionist policies, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the emergence, continuation and consequences of adverse geopolitical conditions, such as political instability, unrest, war, the ongoing conflicts between Russia and Ukraine and in the Middle East, and increasing global or diplomatic tensions related to China and/or the US, as well as resulting economic sanctions and export and currency controls), which may also impact policyholder behaviour and reduce product affordability;
– asset valuation impacts from sustainability related considerations;
– derivative instruments not effectively mitigating any exposures;
– global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
– the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
– the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
– the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), which may impact Prudential's business, investments, operations and its duties owed to customers;
– legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
– the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices), and the challenges presented by conflicting national approaches in this regard;
– the impact of competition and fast-paced technological change;
– the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
– the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
– the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's operations or employees;
– the availability and effectiveness of reinsurance for Prudential's businesses;
– the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
– disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners), including the risk of cyber-attacks and challenges in integrating AI tools, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential's reputation;
– the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners;
– the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
– the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to revise or update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers

Strategic report | Governance | Directors' remuneration report | Financial statements | EEV basis results | Additional information

Forward-looking statements

or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document.

Cautionary statements

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.







CarbonNeutral.com

www.carbonbalancedpaper.com

Printed in the UK by Pureprint Group, a CarbonNeutral® company. This document was printed utilising pureprint® environmental printing technology with vegetable-based inks and a water-based coating. Up to 99 per cent of the dry waste and 95 per cent of cleaning solvents associated with the production were recycled.

This document is printed on Revive 100 Silk and Revive 100 Offset from Denmaur Paper. The papers are made from FSC® Recycled certified post-consumer waste pulp. Denmaur have offset the carbon emissions produced in the manufacturing process and delivery to Pureprint, thus the paper and the printing of this document are carbon neutral.

Both the paper mill and printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® chain-of-custody certified.



Prudential public limited company

Incorporated and registered in England and Wales with limited liability.

Registered office

1 Angel Court
London
EC2R 7AG

Registered number 1397169

www.prudentialplc.com

Principal place of business

13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities. The Group is subject to a group-wide supervisory framework which is regulated by the Hong Kong Insurance Authority.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America or with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Designed by Black Sun Global